As filed with the Securities and Exchange Commission on June 5, 2025.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

KYIVSTAR GROUP LTD.*
(Exact name of registrant as specified in its charter)

__________________________________________

Bermuda	4812	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Index Tower (East Tower)
Unit 1703
Dubai (DIFC)
United Arab Emirates
+97 4 433 1145
(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

__________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Nick A. Cline Jennifer M. Gascoyne Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000	Jemima Fearnside Wakefield Quin Limited 31 Victoria Street Hamilton HM10 Bermuda (441) 494-4000	Todd A. Hentges Crystal Fang Rahul K. Patel Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

__________________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

*        For information regarding the Co-Registrant, see “Co-Registrant Table” on the following page.

The Registrant and Co-registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

CO-REGISTRANT TABLE

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
VEON Holdings B.V.	The Netherlands	4812	Not Applicable

____________

(1)      The Co-Registrant has the following principal executive office:

Claude Debussylaan 88

1082 MD, Amsterdam

+31 20 797 7200

(2)      The agent for service for the Co-Registrant is:

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the associated registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell any securities and it is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated           , 2025

PROXY STATEMENT/PROSPECTUS

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF COHEN CIRCLE ACQUISITION CORP. I AND PROSPECTUS FOR COMMON SHARES OF KYIVSTAR GROUP LTD.

LETTER TO SHAREHOLDERS OF COHEN CIRCLE ACQUISITION CORP. I

Dear Cohen Circle Acquisition Corp. I Shareholders:

On March 18, 2025, Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates (“Kyivstar Group Ltd.” or “PubCo”) entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) Kyivstar Group Ltd., (2) Cohen Circle Acquisition Corp. I (“Cohen Circle” or “SPAC”), (3) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (4) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and Kyivstar Group Ltd., the “Business Combination Group” and separately, a “Business Combination Group Company”). The Business Combination Agreement has been approved by the boards of directors of each of SPAC, VEON Ltd. (“VEON”), the Seller, VEON Holdings, the sole directors of Kyivstar Group Ltd. and Merger Sub, VEON, as the sole shareholder of the Seller, the Seller, as the sole shareholder of VEON Holdings and Kyivstar Group Ltd., and Kyivstar Group Ltd., as the sole shareholder of Merger Sub.

If the transactions contemplated by the Business Combination Agreement are consummated, (i) pursuant to the Transfer Deed (as defined below), at the Sale Effective Time (as defined below), the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for newly issued common shares of Kyivstar Group Ltd., par value $0.001 per share (the “Kyivstar Group Ltd. Common Shares”) and the Seller Loan Note (as defined below), and, as a result of the Sale, VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd. (collectively, the “Sale”) and (ii) at the Merger Effective Time (as defined below), Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As of the time the Merger becomes effective, each Cohen Circle Class A Ordinary Share (as defined below) that is issued and outstanding and held by the Public Shareholders (as defined below) immediately prior to the time that the Merger becomes effective (after giving effect to any redemptions of Cohen Circle Class A Ordinary Shares in connection with the Cohen Circle EGM) shall be automatically canceled in exchange for the right to be issued one validly issued, fully paid and non-assessable Kyivstar Group Ltd. Common Share. As a result of the Merger, the separate corporate existence of Merger Sub will cease and SPAC will continue as the surviving company of the Merger under the Companies Act (SPAC, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by Kyivstar Group Ltd., and the Surviving Company will become a direct wholly owned subsidiary of Kyivstar Group Ltd.

At the closing of the Business Combination (the “Closing”), (A) each Cohen Circle Unit (as defined below) that is issued and outstanding immediately prior to the Merger Effective Time, comprised of one of the Cohen Circle’s Class A ordinary shares, par value $0.0001 per share (each, a “Cohen Circle Class A Ordinary Share”) and one-third of one Cohen Circle Public Warrant (as defined below), shall be automatically detached and the holder thereof shall be deemed to hold one Cohen Circle

Class A Ordinary Share and one-third of one Cohen Circle Public Warrant (the “Unit Separation”); (B)(i) the 2,155,000 Cohen Circle Class B Ordinary Shares held by Cohen Circle Sponsor I, LLC or Cohen Circle Advisors I, LLC (together the “Sponsors”) shall be surrendered by the Sponsors to Cohen Circle and such shares shall be automatically cancelled without any conversion thereof or payment or other consideration therefor (the “Forfeited Sponsor Shares”); and (ii) each Cohen Circle Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time, owned by Cohen Circle as a treasury share immediately prior to the Merger Effective Time, shall automatically be cancelled without any conversion thereof or payment or other consideration therefor (the “Cancelled Treasury Shares”); (C)(i) each eligible outstanding share of the Cohen Circle’s Class B ordinary shares, par value $0.0001 per share (each, a “Cohen Circle Class B Ordinary Share” and, together with the Cohen Circle Class A Ordinary Share, the “Cohen Circle Ordinary Shares”), (excluding the Forfeited Sponsor Shares and the Cancelled Treasury Shares), shall automatically convert into a Cohen Circle Class A Ordinary Share; and (ii) each Cohen Circle Class A Ordinary Share (including the Cohen Circle Class A Ordinary Shares held as a result of the Unit Separation described above and the Cohen Circle Class A Ordinary Shares converted as a result of clause (C)(i) above) shall convert into the right to receive one Kyivstar Group Ltd. common share, par value $0.001 per share (each, a “Kyivstar Group Ltd. Common Share”); and (D) each Cohen Circle Public Warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, including the Cohen Circle Public Warrants held as a result of the Unit Separation described in clause (A) above, shall convert into a Kyivstar Group Ltd. Warrant to purchase Kyivstar Group Ltd. Common Shares, and each Cohen Circle Private Placement Warrant (as defined below) will be cancelled for no consideration.

At the Sale Effective Time, by virtue of the Sale and the execution of a Transfer Deed by and between the Seller and Kyivstar Group Ltd. (the “Transfer Deed”), the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for (i) newly issued Kyivstar Group Ltd. Common Shares, which shall equal the Seller Share Consideration Number (which is defined as the number of the Kyivstar Group Ltd. Common Shares equal to (a) the amount of Closing Equity Value less the Seller Loan Note Consideration Amount (as defined below), divided by (b) $10.35); provided that the resulting number shall be rounded down to the nearest whole number and (ii) the Seller Loan Note in the amount equal to the Seller Loan Note Consideration Amount (which is defined as the dollar amount equal to the Cash Investment Amount (as defined below), which in turn is defined as the sum of (a) the PIPE Investments (as such term is defined in the Business Combination Agreement) (if any), plus (b) the aggregate amount of cash contained in the Trust Account (as defined below) immediately prior to the Closing (prior to giving effect to the SPAC Shareholder Redemption (as such term is defined in the Business Combination Agreement)), less (c) the Aggregate SPAC Shareholder Redemption Payments Amount (as such term is defined in the Business Combination Agreement)). The “Closing Equity Value” is defined as the amount equal to (a) $2,210,000,000 plus (b) the Cash Adjustment Excess less (c) the Cash Adjustment Shortfall. The “Cash Adjustment Excess” is defined as (a) the amount by which the Adjusted Cash exceeds the Target Net Cash or (b) zero if there is no such excess. The “Cash Adjustment Shortfall” is defined as (a) the amount by which the Target Net Cash exceeds the Adjusted Cash or (b) zero if there is no such excess. The “Target Net Cash” is defined as $560,000,000.

Each Merger Sub Ordinary Share, that is issued and outstanding immediately prior to effectiveness of the merger (the “Merger Effective Time”), shall be automatically cancelled in exchange for one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. The ordinary shares of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “CCIRU,” “CCIR,” and “CCIRW,” respectively. Upon the closing of the Business Combination, the Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants (collectively, the “Cohen Circle Securities”) will be delisted from Nasdaq. Kyivstar Group Ltd. intends to apply to list the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq under the symbols “KYIV” and “KYIVW”, respectively, upon the closing of the Business Combination. Cohen Circle cannot assure you that the Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants will be approved for listing on Nasdaq.

Cohen Circle is holding an extraordinary general meeting in order to obtain the shareholder approvals necessary to consummate the Business Combination. At the Cohen Circle extraordinary general meeting, which will be held on           , 2025, at           a.m., Eastern time, via live webcast at and           at           , unless postponed or adjourned to a later date, Cohen Circle will ask its shareholders to approve the Business Combination Agreement and the Business Combination, and approve the other proposals described in the accompanying proxy statement/prospectus.

On March 18, 2025, the Cohen Circle board of directors (the “Cohen Circle Board”) received a fairness opinion from Northland Capital Markets as to the fairness of the transactions to the holders of Cohen Circle Class A Ordinary Shares from a financial point of view as of such date. See “Proposal One — The Business Combination Proposal — Summary of Valuation Analysis and Opinions of Financial Advisor to the Cohen Circle Board and Holders of Cohen Circle Class A Ordinary Shares” and the opinion of Northland Capital Markets included as Annex H to this proxy statement/prospectus. The independent directors of Cohen Circle are not required, under the Cohen Circle Articles (as defined herein) and the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), to retain an unaffiliated representative to act solely on behalf of unaffiliated securityholders of Cohen Circle for purposes of negotiating the terms of the Business Combination Agreement and/or preparing a report concerning the approval of the Business Combination and no such person was retained.

After careful consideration, the respective Cohen Circle and VEON boards of directors have unanimously approved the Business Combination Agreement, the Cohen Circle Board has approved the other proposals described in the accompanying proxy statement/prospectus, and each of the Cohen Circle and VEON boards of directors has determined that it is advisable to consummate the Business Combination. The Cohen Circle Board recommends that its shareholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus. When you consider the Cohen Circle Board’s recommendations of these proposals, you should keep in mind that the Sponsors and Cohen Circle’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of the proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — The Business Combination — Interests of the Sponsors and Cohen Circle’s Directors and Officers in the Business Combination.” These interests include, among other things, the interests listed below:

•        the fact that the Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by October 10, 2026. Based on the closing price for the Public Shares of $           on Nasdaq on           , 2025, the value of the Founder Shares held by the Sponsors would be $          ;

•        the fact that the Sponsors and Cantor (as defined below) paid an aggregate of approximately $7,150,000 for their 715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units will expire worthless if a business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors are anticipated to hold 2.2% of issued and outstanding shares of Kyivstar Group Ltd. immediately following the Business Combination (assuming no redemptions by Cohen Circle shareholders and excluding the Vesting Securities, which will not have vested at the time of Closing);

•        the fact that, given the differential in the purchase price that the Sponsors paid for the Founder Shares and the purchase price that the Sponsor paid for the Cohen Circle Private Placement Units as compared to the price of the Cohen Circle public shares and Cohen Circle Units and the substantial number of Cohen Circle Class A Ordinary Shares that the Sponsors will receive upon conversion of the Founder Shares and (as applicable) Cohen Circle Private Placement Warrants and Cohen Circle Class A Ordinary Shares underlying the Cohen Private Placement Units, the Sponsors can earn a positive return on their investment, even if Cohen Circle public shareholders have a negative return on their investment;

•        the fact that Cohen Circle’s initial shareholders have agreed not to redeem any Cohen Circle Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement entered into with Cohen Circle;

•        the fact that Cohen Circle’s Sponsors will lose their entire investment if an initial business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors and officers and directors of Cohen Circle have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if Cohen Circle fails to complete an initial business combination by October 10, 2026;

•        the fact that Cohen Circle’s Sponsors, officers, directors and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investigating possible business targets and completing an initial business combination. However, if Cohen Circle fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Cohen Circle may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by October 10, 2026;

•         the right of Cohen Circle’s Sponsors, officers and directors to transfer the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of Cohen Circle to consummate a business combination by October 10, 2026, Cohen Circle Sponsor I, LLC has agreed to indemnify Cohen Circle to ensure that the proceeds in the Trust Account is not reduced below $10.05 per Cohen Circle Class A Ordinary Share, or such lesser per-Cohen Circle Class A Ordinary Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Cohen Circle has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to Cohen Circle, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle believes the likelihood of Cohen Circle Sponsor I, LLC having to indemnify the Trust Account is limited because it endeavors to have all third parties that provide products or services to it and prospective target businesses execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the trust account;

•        the Sponsors (including their representatives and affiliates) and Cohen Circle’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to Cohen Circle. The Sponsors and our officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to Cohen Circle completing its initial business combination. Cohen Circle’s officers and directors may become aware of business opportunities which may be appropriate for presentation to Cohen Circle, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Cohen Circle’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Cohen Circle, subject always to applicable fiduciary duties under Cayman Islands law. Cohen Circle Second Amended and Restated Memorandum and Articles of Association provide that Cohen Circle renounces its interest in any corporate opportunity offered to any officer or director of Cohen Circle. This waiver allows Cohen Circle’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. Cohen Circle does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target;

•        the fact that Cohen Circle’s officers and directors have not received any cash compensation in relation to the Business Combination. Determinations with respect to director and executive compensation after the Closing have not yet been made;

•        the fact that the Business Combination Agreement provides for the continued indemnification of some of Cohen Circle’s existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that Kyivstar Group Ltd. will enter into a registration rights agreement with Cohen Circle’s initial shareholders, which provides for customary registration rights to them.

At the Closing, the Sponsors are expected to hold an aggregate of at least            Kyivstar Group Ltd. Common Shares, consisting of (i)            Kyivstar Group Ltd. Common Shares which will be received in exchange for Cohen Circle Class B Ordinary Shares, and (ii)            Kyivstar Group Ltd. Common Shares to be converted from working capital loans with the Sponsors. In connection with the Closing, the Sponsors are expected to forfeit all of their Cohen Circle private placement warrants (excluding Cohen Circle placement warrants underlying the units that may be issued upon conversion of the working capital loans with Cohen Circle). The Sponsors did not, and will not receive any cash compensation during the ordinary course of managing Cohen Circle or in connection with the Business Combination, with the exception of payments made for office space, utilities and shared personnel support services. The reimbursements to be paid to the Sponsors and their respective directors, officers and affiliates (if any), the compensation paid to the Sponsors for office space, administrative and shared personnel support services pursuant to the administrative services agreement and the repayment of working capital loans made by the Sponsors to the SPAC and/or the conversion of such working capital loans into Kyivstar Group Ltd. Common Shares may result in a material dilution to the equity interests of non-redeeming shareholders.

The independent directors of Cohen Circle currently do not hold any Cohen Circle Class B Ordinary Shares. At the Closing, the independent directors of Cohen Circle are expected to hold            Kyivstar Group Ltd. Common Shares.

The following table sets forth the amount of consideration received or to be received by (1) the Seller, (2) Cohen Circle Public Shareholders, (3) the holders of Cohen Circle Public Warrants and (4) the Sponsors in connection with the Business Combination, in each case, assuming no redemptions, 50% redemptions and maximum redemptions, which assumes the minimum balance required of $50 million, and in each scenario, assumes a per share value of $10.35. Unless otherwise specified, the share amounts have been determined under the assumptions set forth under the section of this proxy statement/prospectus entitled “Frequently Used Terms.” If the actual facts are different from the foregoing assumptions, the share amounts and cash value set forth below will be different.

	Assuming no redemptions scenario		Assuming 50% redemptions scenario		Assuming maximum redemptions scenario
	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)
The Seller	190,526,570	1,971,950,000	202,026,570	2,090,975,000	208,695,652	2,159,999,998
Cohen Circle Public Shareholders	23,000,000	238,050,000	11,500,000	119,025,000	4,830,918	50,000,001
Holders of Cohen Circle Public Warrants(1)	7,666,667	—	7,666,667	—	7,666,667	—
Sponsors(2)(3)	5,027,500	52,034,625	5,027,500	52,034,625	5,027,500	52,034,625

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(1)      Represents the number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from the Cohen Circle Public Warrants. The Kyivstar Group Ltd. Warrants to be received by the holders of the Cohen Circle Public Warrants have zero initial cash value, as such Kyivstar Group Ltd. Warrants are expected to be out of the money on the Closing Date.

(2)      Excludes 1,437,500 Vesting Securities that will not have vested as of the Closing Date. The Vesting Securities are subject to forfeiture if the applicable vesting conditions are not satisfied.

(3)      The Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, and the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for 715,000 Cohen Circle Private Placement Units. On April 26, 2025, Cantor transferred its 270,000 Cohen Circle Private Placement Units to an affiliate of the Sponsors. In connection with the Closing, 2,155,000 Cohen Circle Class B Ordinary Shares and all of the private placement warrants underlying the Cohen Circle Private Placement Units held by the Sponsors will be surrendered and such shares and warrants shall be automatically cancelled without any conversion thereof or payment or other consideration therefor.

More information about Kyivstar, Cohen Circle, VEON, the Business Combination Agreement and the Business Combination is contained in the accompanying proxy statement/prospectus. You should read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 21 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact           , Cohen Circle’s proxy solicitor, toll-free at            or collect at            or email at           .

On behalf of our board of directors, I thank you for your support and look forward to the successful consummation of the Business Combination.

Sincerely,

Betsy Z. Cohen
, 2025	Chairman

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated              , 2025 and is expected to be first mailed or otherwise delivered to Cohen Circle shareholders on or about              , 2025.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by Kyivstar, Cohen Circle or VEON. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Kyivstar, Cohen Circle or VEON since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF COHEN CIRCLE ACQUISITION CORP. I
TO BE HELD ON        , 2025

To the Shareholders of Cohen Circle Acquisition Corp I:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Cohen Circle EGM”) of Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company (“Cohen Circle,” “we,” “our” or “us”), will be held on           , 2025, at           a.m., Eastern time, via live webcast at           and at          . You can participate in the Cohen Circle EGM, vote and submit questions via live webcast by visiting           with the password of            and entering the voter control number included on your proxy card. You will not be required to attend the Cohen Circle EGM in person in order to vote, and Cohen Circle encourages virtual participation. You are cordially invited to attend the Cohen Circle EGM via the live webcast noted above, and will be asked to consider and vote upon the following proposals:

1.      Proposal No. 1 — The “Business Combination Proposal” — to consider and vote upon a proposal (the “Business Combination Proposal”) to approve and authorize, by ordinary resolution, the Business Combination Agreement, dated as of March 18, 2025 (as may be amended from time to time, the “Business Combination Agreement”), by and among (1) Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates (“Kyivstar Group Ltd.”), (2) Cohen Circle Acquisition Corp. I (“Cohen Circle” or “SPAC”), (3) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (4) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and Kyivstar Group Ltd., the “Business Combination Group” and separately, a “Business Combination Group Company”) and the transactions contemplated by the Business Combination Agreement.

2.      Proposal No. 2 — The “Merger Proposal” — to consider and vote upon a proposal (the “Merger Proposal”) to approve, by special resolution, to authorize Cohen Circle to merge with Merger Sub so that Merger Sub will merge with and into Cohen Circle and Cohen Circle will be the surviving company and all the undertaking, property and liabilities of the Merger Sub vest in Cohen Circle by virtue of such merger pursuant to the Companies Act (As Revised); (b) the Plan of Merger substantially in the form annexed to this Proxy Statement as Annex F be and is hereby authorized, approved and confirmed in all respects and Cohen Circle be authorized to enter into the Plan of Merger; (c) that upon the Effective Date (as defined in the Plan of Merger): (i) the amending and restating of the memorandum and articles of Surviving Company (as defined in the Plan of Merger) in the form attached to the Plan of Merger is approved in all respects, (ii) the name of the Surviving Company be changed to “Kyivstar Cayman Corp.” and (iii) each of the authorized shares in the capital of the Surviving Company be re-designated as ordinary shares such that the share capital of the Surviving Company is $55,500 divided into 555,000,000 ordinary shares of a nominal or par value of $0.0001 each;

3.      Proposal No. 3 — The “Adjournment Proposal” — to consider and vote upon a proposal (the “Adjournment Proposal”) to approve, by ordinary resolution, to adjourn the Cohen Circle EGM to a later date or dates, (i) to the extent necessary to ensure any required supplement or amendment to this proxy statement/prospectus is provided to Cohen Circle shareholders, (ii) in order to solicit additional proxies from Cohen Circle shareholders in favor of the approval of one or more of the Proposals at the Cohen Circle EGM, or (iii) if the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, be hereby approved, ratified and confirmed in all respects.

The closing of the Business Combination (the “Closing”) is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. It is important for you to note that in the event the Business Combination Proposal and the Merger Proposal are not approved, Cohen Circle will not consummate the Business Combination.

Only holders of record of Cohen Circle Class A Ordinary Shares at the close of business on           , 2025 (the “Record Date”) are entitled to notice of the Cohen Circle EGM and to vote at the Cohen Circle EGM and any adjournments or postponements of the Cohen Circle EGM. A complete list of Cohen Circle shareholders of record entitled to vote at the Cohen Circle EGM will be available for ten days before the Cohen Circle EGM at the principal executive offices of Cohen Circle for inspection by its shareholders during ordinary business hours for any purpose germane to the Cohen Circle EGM.

Pursuant to the Cohen Circle Second Amended and Restated Articles of Association (as amended from time to time, the “Cohen Circle Articles”), Cohen Circle is providing its public shareholders (the “Public Shareholders”) with the opportunity to redeem, upon the Closing, the shares of Class A Ordinary Shares (the “Public Shares”) issued in the Cohen Circle IPO (as defined below) then held by them for an amount in cash equal to their pro rata share of the aggregate amount on deposit (as of the second business day prior to the Cohen Circle EGM) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less franchise and income taxes payable) of the Cohen Circle initial public offering (the “Cohen Circle IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $           on the Record Date, the estimated per share redemption price would be approximately $          . Public Shareholders may elect to redeem Public Shares even if they vote for the Business Combination Proposal. A Public Shareholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares issued in the Cohen Circle IPO. As partial consideration for (i) the receipt of the 7,905,000 shares of Cohen Circle Class B Ordinary Shares purchased by Cohen Circle Sponsor I, LLC or Cohen Circle Advisors I, LLC (together, the “Sponsors”) in a private placement prior to the Cohen Circle IPO and (ii) the covenants and commitments of the Sponsors included in a letter agreement entered into by the parties prior to the Cohen Circle IPO, the Sponsors have agreed to waive their redemption rights with respect to any shares of Cohen Circle Class B Ordinary Shares and Private Placement Warrants and any Public Shares they may hold, and the Sponsors have also agreed to waive their redemption rights with respect to any other equity securities they hold in connection with the Closing, and such shares will be excluded from the pro rata calculation used to determine the per share redemption price. The Sponsors have agreed to vote any Class B Ordinary Shares, Private Placement Warrants and Public Shares owned by them, and the Sponsors have also agreed to vote any other equity securities in favor of the Business Combination Proposal, which represent approximately           % of the voting power of Cohen Circle as of the Record Date. The Sponsors have also agreed to vote their shares in favor of all other Proposals being presented at the Cohen Circle EGM.

Pursuant to the Cohen Circle Articles, a majority of the issued shares having a right to attend and vote at the Cohen Circle EGM and represented at the Cohen Circle EGM in person or by proxy, will constitute a quorum for the transaction of business at the Cohen Circle EGM. Under the Companies Act, shares that are voted “abstain” or “withheld” are counted as present for purposes of determining whether a quorum is present at the Cohen Circle EGM. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not be treated as votes cast.

As of the Record Date, there was approximately $           in the Trust Account. Each redemption of Public Shares by Public Shareholders will decrease the amount in the Trust Account. The Cohen Circle Articles do not contain a minimum net tangible asset requirement.

Upon consummation of the Business Combination, VEON is expected to hold at least 80% of the equity interest and voting power in Kyivstar Group Ltd., assuming no warrants are exercised. As a result of VEON’s ownership, upon consummation of the Business Combination, Kyivstar Group Ltd. will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. Therefore, Kyivstar Group Ltd. will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nomination committee and remuneration committee shall be composed entirely of independent directors. Therefore, Kyivstar Group Ltd.’s shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See the sections of the proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Emerging Growth Company; Foreign Private Issuer; Controlled Company” and “Risk Factors — Risks Related to Being a Public Company — As a “foreign private issuer” under the rules and regulations of the SEC, Kyivstar Group Ltd. is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

As a foreign private issuer incorporated in Bermuda whose Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants will be listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “KYIV” and “KYIVW,” respectively, Kyivstar Group Ltd. will be permitted to follow certain Bermuda corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Kyivstar Group Ltd. intends to take advantage of certain exemptions available to it as a foreign private issuer so long as it continues to qualify as a foreign private issuer. For more information regarding these home country corporate governance practices and exemptions available to Kyivstar Group Ltd. as a foreign private issuer, see the sections of the proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Emerging Growth Company; Foreign Private Issuer; Controlled Company” and “Risk Factors — Risks Related to Being a Public Company — As a “foreign private issuer” under the rules and regulations of the SEC, Kyivstar Group Ltd. is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. Cohen Circle encourages you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor,           , toll-free at           ; banks and brokers can call collect at            or email at           .

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COHEN CIRCLE CLASS A ORDINARY SHARES YOU OWN. Shareholders are urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may also submit a proxy by telephone or via the internet by following the instructions printed on your proxy card. If you hold your shares through a brokerage firm, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form provided by the broker, bank or nominee.

By Order of the Board of Directors,

Betsy Z. Cohen
, 2025	Chairman

i

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires:

“2025 Bonds” means the April 2025 Bonds and the June 2025 Bonds.

“2027 Bonds” means the outstanding bonds issued by VEON MidCo B.V. due November 2027 (Regulation S ISIN: XS2824764521; Regulation S Common Code: 282476452; Rule 144A ISIN: XS2824766146; Rule 144A Common Code: 282476614; and Rule 144A CUSIP: N/A).

“Adjournment Proposal” means the proposal to adjourn, by ordinary resolution, the Cohen Circle EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more Proposals presented to shareholders for vote (i) to the extent necessary to ensure any required supplement or amendment to this proxy statement/prospectus is provided to shareholders or, (ii) in order to solicit additional proxies from shareholders in favor of the approval of one or more of the Proposals at the extraordinary general, or (iii) if shareholders redeem an amount of Cohen Circle Class A Ordinary Shares such that the condition, or the “Minimum Cash Condition,” to each party’s obligation to consummate the Business Combination that the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by shareholders of their right to have Cohen Circle redeem their Cohen Circle Class A Ordinary Shares in connection with the Business Combination) together with the proceeds from any placement financing obtained on or prior to the Closing Date is not at least $50 million, would not be satisfied.

“Agency Agreement No. 500156” means the Agency Agreement No. 500156 dated November 22, 2024, by and between Kyivstar and Plus TV LLC. concerning the Kyivstar TV service.

“April 2025 Bonds” means the bonds issued by VEON Holdings B.V. due April 2025 with Regulation S ISIN: XS2824765098; Regulation S Common Code: 282476509; Rule 144A ISIN: XS2824765767; Rule 144A Common Code: 282476576; and Rule 144A CUSIP: N/A), which have been repaid.

“ARPU” means average revenue per user.

“B2B” means business-to-business.

“B2C” means business-to-consumer.

“Bermuda Companies Act” means the Companies Act 1981 (as amended) of Bermuda.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 18, 2025 by and among Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda with registration number 202504557, Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company, VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904, VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 and Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635.

“Business Combination Group” means Merger Sub, VEON Holdings and Kyivstar Group Ltd.

“Business Combination Proposal” means the proposal to approve and authorize, by ordinary resolution, the Business Combination Agreement and the Business Combination.

“Cantor” means Cantor Fitzgerald & Co.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of closing of the Transactions as contemplated by the Business Combination Agreement, which will occur no later than three business days following the satisfaction or waiver of all of the closing conditions, or at such other time date and place as Cohen Circle and Seller may mutually agree in writing, provided that such day is not a Friday.

“Cohen Circle” or the “SPAC” means Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company.

“Cohen Circle Articles” means the Cohen Circle Second Amended and Restated Articles of Association.

“Cohen Circle Board” means the Cohen Circle board of directors.

“Cohen Circle Class A Ordinary Shares” means Cohen Circle Class A ordinary shares, par value $0.0001 per share.

“Cohen Circle Class B Ordinary Shares” means Cohen Circle Class B ordinary shares, par value $0.0001 per share.

“Cohen Circle Private Placement Warrants” means the warrants to purchase an aggregate of 238,333 Cohen Circle Class A Ordinary Shares comprising the Placement Units purchased separately by the Sponsors and Cantor in the Private Placement.

“Cohen Circle Public Warrants” means the redeemable Cohen Circle Warrants sold as part of the Cohen Circle Units in the initial public offering (whether they were purchased in the initial public offering or thereafter in the open market).

“Cohen Circle Units” means the 23,000,000 Cohen Circle Units issued as part of the initial public offering, each unit consisting of one Cohen Circle Class A Ordinary Share and one-third of one Cohen Circle Warrant.

“Cohen Circle Warrants” means the Cohen Circle Public Warrants and the Cohen Circle Private Placement Warrants.

“Cohen Circle EGM” means the extraordinary general meeting of Cohen Circle.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Demerger” means the partial demerger (juridische afsplitsing) within the meaning of article 2:334a paragraph 3 Dutch Civil Code, by and among VEON Holdings B.V., VEON Intermediate Holdings B.V. and VEON MidCo B.V., consummated on April 8, 2025 in accordance with the material terms of the Demerger Proposal.

“Demerger Proposal” means the proposal for a partial demerger (juridische afsplitsing), by and among VEON Holdings B.V., VEON Intermediate Holdings B.V. and VEON MidCo B.V., dated January 13, 2025, including all schedules thereto.

“EU GDPR” means the European Union’s General Data Protection Regulation.

“Fairness Opinion” means the fairness opinion from Northland, dated as of March 18, 2025.

“FASB” means the Financial Accounting Standards Board.

“FCPA” means the U.S. Foreign Corrupt Practices Act.

“FMC” means Fixed Mobile Convergence.

“Founder Shares” means the Cohen Circle Class B Ordinary Shares initially purchased by the Sponsors in a private placement prior to the IPO and, unless the context otherwise requires, the Cohen Circle Class A ordinary shares issued upon the conversion thereof.

“FTTB” means fiber-to-the-building.

“FTTH” means fiber-to-the-home.

“Group Companies” means VEON Holdings, together with all of its direct and indirect Ukrainian Subsidiaries.

“Group Material Adverse Effect” means effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of the Group Companies, Kyivstar Group Ltd., and Merger Sub, taken as a whole; or (b) the ability of any Business Combination Group Company to consummate the Business Combination by the Outside Date.

“GSMA” means the GSM Association.

“Helsi Ukraine” or “Helsi” means Helsi Ukraine Limited Liability Company, a 97.99% Subsidiary of JSC Kyivstar.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards.

“IMTR” means the International MTR.

“Initial Shareholders” means the holders of the Founder Shares prior to the IPO.

“initial public offering” or “IPO” means the initial public offering of 23,000,000 Cohen Circle Units, each unit consisting of one Cohen Circle Class A Ordinary Share and one-third of one Cohen Circle Warrant, where each whole warrant entitles the holder to purchase one Cohen Circle Class A ordinary share, which was consummated on October 15, 2024.

“June 2025 Bonds” means the outstanding bonds issued by VEON Holdings B.V. due June 2025 with Regulation S ISIN: XS2834471976; Regulation S Common Code: 283447197; Rule 144A ISIN: XS2834472198; Rule 144A Common Code: 283447219; and Rule 144A CUSIP: N/A.

“JSC Kyivstar” or “Kyivstar” means the joint-stock company incorporated in Ukraine on September 3, 1997, with its principal executive office at 53 Degtyarivska St., Kyiv 03113, Ukraine.

“Kyivstar Group” means VEON Holdings B.V., JSC Kyivstar and the subsidiaries of JSC Kyivstar.

“Kyivstar Group Ltd.” or “PubCo” means Kyivstar Group, Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda with registration number 202504557.

“Kyivstar Group Ltd. Board” means the board of directors of Kyivstar Group Ltd.

“Kyivstar Group Ltd. Common Shares” means Kyivstar Group Ltd. common share, par value $0.001 per share.

“Kyivstar Group Ltd. Governing Documents” means the Kyivstar Group Ltd. memorandum of association and the Kyivstar Group Ltd. Amended and Restated Bye-laws.

“Kyivstar Group Ltd. Warrants” means the warrants to purchase one Kyivstar Group Ltd. Common Share at a price of $11.50 per share pursuant to the Amended Warrant Agreement.

“Kyivstar Tech” means LLC Kyivstar.Tech, a subsidiary of JSC Kyivstar.

“Lan Trace” means Limited Liability Company Lan Trace, a wholly owned subsidiary of JSC Kyivstar.

“Latham” means Latham & Watkins LLP.

“Merger” means the merger pursuant to which the Merger Sub will merger with and into Cohen Circle with Cohen Circle as the surviving company and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

“Merger Effective Time” means the time the Merger becomes effective.

“Merger Proposal” means the proposal to approve, by special resolution, the Merger and the Plan of Merger, pursuant to which the Merger Sub will merge with and into Cohen Circle with Cohen Circle as the surviving company and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

“Merger Sub” means Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635.

“MLA” means Material Lease Agreement.

“MinDigital” means the Ministry of Digital Transformation of Ukraine.

“Minimum Cash Condition” means the Closing condition in the Business Combination Agreement that the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by Cohen Circle shareholders of their right to have Cohen Circle redeem their Cohen Circle Class A Ordinary Shares in connection with the Business Combination) together with the proceeds from any private placement financing obtained on or prior to the Closing Date is at least $50 million.

“MNP” means mobile number portability.

“MNO” means Mobile Network Operator.

“Morgan Lewis” means Morgan, Lewis & Bockius LLP.

“MTR” means the international mobile termination rate.

v

“Nasdaq” means Nasdaq Stock Market LLC.

“Nationalization Laws” means existing Ukrainian nationalization laws.

“Nationalization Laws Amendments” means amendments to the Nationalization Laws that have been approved by the Ukrainian Parliament.

“NBU” means the National Bank of Ukraine.

“NCEC” means the National Commission of the State Regulation of Communications.

“Northland” means Northland Capital Markets.

“OECD” means the Organization for Economic Co-operation and Development.

“Old Bonds” means the Old April 2025 Bonds, the Old June 2025 Bonds and the Old 2027 Bonds.

“Old 2027 Bonds” means the outstanding bonds issued by VEON Holdings B.V. prior to the Demerger due November 2027 with Regulation S ISIN: XS2252958751; Regulation S Common Code: 225295875; Rule 144A ISIN: US91823N2A05; Rule 144A Common Code: 226227318; and Rule 144A CUSIP: 91823N2A0.

“Old April 2025 Bonds” means the outstanding bonds issued by VEON Holdings B.V. prior to the Demerger due April 2025 with Regulation S ISIN: XS2058691663; Regulation S Common Code: 205869166; Rule 144A ISIN: US92334VAA35; Rule 144A Common Code: 206069716; and Rule 144A CUSIP: 92334VAA3.

“Old June 2025 Bonds” means the outstanding bonds issued by VEON Holdings B.V. prior to the Demerger due June 2025 with Regulation S ISIN: XS2184900186; Regulation S Common Code: 218490018; Rule 144A ISIN: XS2184900269; Rule 144A Common Code: 218490026; and Rule 144A CUSIP: N/A.

“OTT TV” means over-the-top television.

“Outside Date” means September 30, 2025, as such date may be extended in accordance with Section 9.2 of the Business Combination Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company.

“Pillar Two” means OECD Pillar Two legislation published by the OECD/G20 Inclusive Framework on BEPS.

“Placement Shares” means the 715,000 Cohen Circle Class A Ordinary Shares comprising the Placement Units purchased separately by the Sponsors and Cantor in the Private Placement.

“Placement Units” means the 715,000 Cohen Circle Units purchased separately by the Sponsors and Cantor in the Private Placement, each Placement Unit consisting of one Placement Share and one-third of one Placement Warrant.

“Private Placement” means the private placement of 715,000 Placement Units purchased by the Sponsors and Cantor, which was consummated simultaneously with the completion of the initial public offering, at a purchase price of $10.00 per unit for a total purchase price of $7.15 million.

“Promissory Note” means the unsecured promissory note, dated as of November 3, 2021, by and between Cohen Circle and the Sponsor, as amended on January 14, 2022, February 28, 2023, and May 1, 2024.

“Public Shares” means the Cohen Circle Class A ordinary shares sold as part of the Cohen Circle Units in the initial public offering (whether they were purchased in the initial public offering or thereafter in the open market).

“Public Shareholders” means the holders of the Public Shares, which may include the Initial Shareholders and members of the Cohen Circle management team if and to the extent they have purchased Public Shares, provided that any such holder’s status as a “Public Shareholder” shall only exist with respect to such Public Shares.

“Record Date” means close of business on             , 2025.

“Registration Rights Holders” means Kyivstar Group Ltd., the Sponsors, certain shareholders of Cohen Circle and certain shareholders of Kyivstar Group Ltd.

“Restricted securities” means all of Kyivstar Group Ltd.’s Common Shares that will be issued and outstanding upon the completion of the Business Combination, other than those registered pursuant to the registration statement of which this proxy statement/prospectus forms a part.

“RFS” means radio frequency spectrum.

“Rothschild & Co” means Rothschild & Co US Inc., financial advisor to VEON Ltd.

“ROU” means the right of use assets.

“Sale” means the sale by Seller to Kyivstar Group Ltd. of all of the issued and outstanding equity of VEON Holdings in exchange for newly issued Kyivstar Group Ltd. Common Shares and the Seller Loan Note.

“Sale Effective Time” means the date and time specified in the Transfer Deed as the effective time of the Sale.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” means VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904.

“Seller Loan Note” means the promissory note to be issued to Seller by Kyivstar Group Ltd. in an amount equal to any money raised in a PIPE Investment plus the amount of cash in the Trust Account immediately prior to the Closing, after taking into account any funds withdrawn to pay the Public Shareholders who elected to redeem their Public Shares in connection with the Cohen Circle EGM to vote to approve the Business Combination.

“SPAC Material Adverse Effect” means as any event, change, development, state of fact, circumstance, occurrence or effect, that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of Cohen Circle; or (b) the ability of Cohen Circle to consummate the Business Combination by the Outside Date.

“SPAC Transaction Expenses” means all fees and expenses incurred by Cohen Circle or its affiliates in connection with or otherwise related to the Business Combination.

“Sponsor Agreement” means the Sponsor Agreement, dated as of March 18, 2025, by and among Cohen Circle, Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co. and Kyivstar Group Ltd.

“Sponsors” means Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC.

“SSU” means the Security Service of Ukraine.

“Surviving Company” means Cohen Circle, in its capacity as the surviving company of the Merger.

“Transfer Agent” means Continental Stock Track & Trust Company.

“Transfer Deed” means the Transfer Deed, executed as of the Sale Effective Time, by and between the Seller and Kyivstar Group Ltd.

“Trust Account” means the trust account into which $231,150,000 of the net proceeds of the initial public offering and Private Placement were initially deposited for the benefit of the Public Shareholders.

“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

“UAH” means Ukrainian Hryvnia.

“UEC” means the Ukraine Electronic Communications Law.

“UK GDPR” means United Kingdom General Data Protection Regulation and Data Protection Act 2018.

“Uklon” means LLC Tech Uklon (UA), LLC Uklon Corporate (UA) and Uklon LTD (CY).

“USD” means the US Dollar.

“UTC” means the Ukraine Tower Company LLC, a subsidiary of VEON Ltd.

“VAS” means value added services.

“VEON” means VEON Ltd.

“VEON Holdings” means VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993.

“Vesting Securities” means those certain vesting conditions on certain Kyivstar Group Ltd. Common Shares to be issued to the Sponsors at Closing.

“VoD” means video on demand.

“VoIP” means voice over internet protocol.

“Working Capital Loans” means any loan made to Cohen Circle by any of the Sponsors, affiliates of the Sponsors, or any of Cohen Circle’s officers or directors, and evidenced by one or more promissory notes, for the purpose of financing working capital deficiencies or transaction costs in connection with a business combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus include or may include “forward-looking statements” within the meaning of the federal securities laws. This proxy statement/prospectus includes statements that express Cohen Circle’s, Kyivstar Group Ltd.’s and VEON’s opinions, expectations, beliefs, plans, objectives, assumptions, guidance or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding Cohen Circle’s, Kyivstar Group Ltd.’s and VEON’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which Kyivstar Group Ltd. operates as well as prospective financial information and any information concerning possible or assumed future results of operations of the combined company after giving effect to the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Cohen Circle, Kyivstar Group Ltd. and VEON. Factors that may impact such forward-looking statements include:

(i)     the parties’ ability to consummate the Business Combination, including being able to receive all required regulatory, third-party and shareholder approvals for the Business Combination, and the ability to satisfy the Minimum Cash Condition;

(ii)    the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

(iii)   the amount of any redemptions by existing holders of Cohen Circle Class A Ordinary Shares being greater than expected, which may reduce the cash in the Trust Account available upon the Closing of the Business Combination;

(iv)   the outcome of any legal proceedings that may be instituted against VEON, Cohen Circle or Kyivstar Group Ltd. following announcement of the Business Combination;

(v)    the ability to recognize the anticipated benefits of the Business Combination;

(vi)   the anticipated timing of the Business Combination;

(vii)  the risk that the announcement and consummation of the Business Combination disrupts VEON’s current plans;

(viii) expectation that Kyivstar Group Ltd. Common Shares will be accepted for listing on the Nasdaq following the completion of the Business Combination;

(ix)   Kyivstar’s management of its business strategy and plans;

(x)    changes in applicable laws or regulations;

(xi)   general economic conditions;

(xii)  factors relating to the business, operations and financial performance of the Company (meaning, for the purposes of this section, VEON Holdings and the direct and indirect Ukrainian Subsidiaries), including:

•        risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties; the resulting volatility in the Ukrainian hryvnia; our ability to operate and maintain our infrastructure; sanctions (including any reputational harm from certain of the beneficial owners of VEON’s largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) or any other considerations that could increase the risk of nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•        risks related to JSC Kyivstar’s ability to declare and pay dividends and restrictions on its ability to make certain payments abroad (such as investments, interest and principal payments on loans, financing of any affiliate companies or representative offices offshore) resulting from the imposition of martial law in Ukraine and/or legal restrictions in Ukraine relating to the ongoing war;

•        risks related to Kyivstar Group Ltd.’s principal asset following the Business Combination being its interest in Kyivstar, and its dependence on Kyivstar for distributions, which may be restricted or prohibited;

•        risks related work stoppages and other labor matters, including mobilization;

•        risks related to investing in frontier markets, which are subject to greater risks than investing in more developed markets, including political and economic instability, regulatory and legal uncertainty, social unrest and conflict;

•        risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures, including the costs associated with such events and the reputational harm that could arise therefrom;

•        risks relating to the international economic environment, inflationary pressures, geopolitical developments and unexpected global events;

•        risks related to our ability to grow our communications and digital service offerings, including the demands such strategy places on management, the need to obtain necessary approvals and the challenges of successfully integrating acquired businesses;

•        risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers;

•        risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by Ukrainian governmental and other regulatory bodies and courts;

•        risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•        risks relating to our operations, including regulatory uncertainty regarding our service offering, licenses and approvals or consents required from governmental authorities in relation thereto, frequency allocations, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, interconnection agreements, equipment failures and competitive offering and pricing pressures;

•        risks related to developments from competition, unforeseen or otherwise, including our ability to keep pace with technological changes and evolving industry standards;

•        risks associated with the market price of Kyivstar Group Ltd. Common Shares, which may be volatile or may decline regardless of Kyivstar Group Ltd.’s operating performance;

x

•        risks related to Kyivstar Group Ltd.’s status as a foreign private issuer, including that Kyivstar Group Ltd. will follow certain home country governance practices rather than the corporate governance requirements of Nasdaq;

•        risks related to Kyivstar Group Ltd.’s status as an emerging growth company, including reduced public company reporting requirements; and

•        risks related to Kyivstar Group Ltd.’s status as a “controlled company” within the meaning of the Nasdaq rules, and as a result of VEON’s majority ownership and voting power, VEON will continue to have significant influence over Kyivstar Group Ltd., which could limit your ability to influence the outcome of key transactions, including a change of control.

The forward-looking statements contained in this proxy statement/prospectus are based on Cohen Circle’s, Kyivstar Group Ltd.’s and VEON’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination Group and the direct and indirect Ukrainian Subsidiaries. There can be no assurance that future developments affecting Cohen Circle, Kyivstar Group Ltd. and/or VEON will be those that Cohen Circle, Kyivstar Group Ltd. and VEON have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either Cohen Circle’s, Kyivstar Group Ltd.’s and VEON’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The prospective financial information are estimates that are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. The prospective financial information may not be realized, and actual results may be significantly higher or lower than projected in the prospective financial information. The prospective financial information also reflects assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the estimates or other forecast information in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. Cohen Circle, Kyivstar Group Ltd. and VEON will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In addition, the prospective financial information does not take into account any circumstances or events occurring after the date that the information was prepared. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth in this proxy statement/prospectus. None of Cohen Circle, Kyivstar Group Ltd., VEON nor any of their respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates, prospective financial information or that financial and operating results will be achieved.

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the Proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Cohen Circle, Kyivstar Group Ltd. and VEON Holdings B.V. and its direct and indirect Ukrainian Subsidiaries.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”), by Kyivstar Group Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and VEON Holdings B.V., (the “Co-Registrant” or “VEON Holdings”) a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law (File No. 333-            ), constitutes a prospectus of Kyivstar Group Ltd. and VEON Holdings under Section 5 of the Securities Act, with respect to the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants to be issued to Cohen Circle shareholders and VEON Amsterdam shareholders if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the extraordinary general meeting of Cohen Circle at which Cohen Circle shareholders will be asked to consider and vote upon proposals to adopt and approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and to adopt and approve the Merger, by the approval and adoption of the Business Combination Proposal and the Merger Proposal, respectively.

This document does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus. None of Cohen Circle, Kyivstar Group Ltd., or VEON Holdings takes any responsibility for, and can provide no assurances as to the statement/prospectus nor any distribution of securities under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Cohen Circle, Kyivstar Group Ltd. or VEON Holdings since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

CONVENTIONS THAT APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•        “$” and “U.S. dollar” each refer to the United States dollar; and

•        “₴” and “UAH” each refer to the Ukrainian hryvnia.

The exchange rate used for conversion between U.S. dollars and Ukrainian hryvnia is based on the Ukrainian hryvnia/U.S. dollar exchange rate published by the National Bank of Ukraine as of the dates specified herein.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES

Cohen Circle’s financial statements included in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC. VEON Holdings B.V.’s financial statements included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This proxy statement/prospectus includes certain references to financial measures that were not prepared in accordance with U.S. GAAP or IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin and CAPEX excluding licenses and right of use assets (“ROU”). The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for VEON Holdings’ combined financial results prepared in accordance with IFRS.

TRADEMARKS AND TRADE NAMES

The Kyivstar name, logo and other trademarks of Kyivstar appearing in this proxy statement/prospectus are the property of Kyivstar Group. The VEON Ltd. name, logo and other trademarks of VEON Ltd. appearing in this proxy statement/prospectus are the property of VEON Ltd. Solely for convenience, some of the trademarks, logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that Cohen Circle, VEON Ltd. or Kyivstar Group will not assert, to the fullest extent under applicable law, Cohen Circle, VEON Ltd. or Kyivstar Group rights or the rights of the applicable licensors to these trademarks and trade names. This proxy statement/prospectus contains additional trademarks and trade names of others. All trademarks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend for our use or display of other companies’ trademarks copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other company.

INDUSTRY AND MARKET DATA

Certain information contained in this proxy statement/prospectus relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we are not aware of any misstatements regarding such third-party information and data presented in this proxy statement/prospectus, such information and data involves risks and uncertainties and is subject to change based on various factors, including, potentially, those discussed under the section entitled “Risk Factors.” Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Finally, while we believe our own internal estimates and research are reliable, and are not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Notwithstanding anything in this proxy statement/prospectus to the contrary, we are responsible for all disclosures in this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE COHEN CIRCLE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the proposals to be presented at the Cohen Circle EGM, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to Cohen Circle shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Cohen Circle EGM, which will be held on            , 2025, at            a.m., Eastern time, via live webcast at            and at            . If you hold your shares in “street name” through a bank, broker or other nominee, you will need to take additional steps to participate in the Cohen Circle EGM, as described in this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Cohen Circle shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related proposals. Cohen Circle, Kyivstar Group Ltd., and other parties have agreed to the Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. The Business Combination Agreement provides for, among other things, that on the Closing Date, Merger Sub will merge with and into Cohen Circle with Cohen Circle continuing as the surviving company of the Merger and as a wholly owned subsidiary of Kyivstar Group Ltd. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Cohen Circle EGM. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:     When and where is the Meeting?

A:     The Cohen Circle EGM will be held via live webcast at              and at              on             , 2025, at      a.m., Eastern Time.

Q:     Can I attend the Meeting in person?

A:     Yes. The Cohen Circle EGM will be held at             . Cohen Circle will also be hosting the Cohen Circle EGM via live webcast on the Internet. The Cohen Circle EGM will start at      a.m. Eastern Time, on             , 2025. Any Cohen Circle shareholder can listen to and participate in the Cohen Circle EGM live via the Internet at      with the password of             . Cohen Circle shareholders may vote and submit questions while connected to the Cohen Circle EGM on the Internet with the voter control number included on your proxy card.

Q:     What proposals are shareholders of Cohen Circle being asked to vote upon?

A:     At the General Meeting, Cohen Circle is asking holders of its ordinary shares to consider and vote upon the following proposals:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the Business Combination Agreement and the Business Combination;

2.      Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal (the “Merger Proposal”) to approve, by special resolution, to authorize Cohen Circle to merge with Merger Sub so that Merger Sub will merge with and into Cohen Circle and Cohen Circle will be the surviving company and all the undertaking, property and liabilities of the Merger Sub vest in Cohen Circle by virtue of such merger pursuant to the Companies Act (As Revised); (b) the Plan of Merger substantially in the form annexed to this Proxy Statement as Annex F be and is hereby authorized, approved and confirmed in all respects and Cohen Circle be authorized to enter into the Plan of Merger; (c) that upon the Effective Date (as defined in the Plan of Merger): (i) the amending and restating of the memorandum and articles of Surviving Company (as defined in the Plan of Merger) in the form attached to the Plan of Merger is approved in all respects, (ii) the name of the Surviving Company be changed to “Kyivstar Cayman Corp.” and (iii) each of the authorized shares in the capital of the Surviving Company be re-designated as ordinary shares such that the share capital of the Surviving Company is $55,500 divided into 555,000,000 ordinary shares of a nominal or par value of $0.0001 each; and

3.      Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal (the “Adjournment Proposal”) to approve, by ordinary resolution, a proposal to adjourn the extraordinary general to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more Proposals presented to shareholders for vote (i) to the extent necessary to ensure any required supplement or amendment to this proxy statement/prospectus is provided to shareholders or, (ii) in order to solicit additional proxies from shareholders in favor of the approval of one or more of the Proposals at the extraordinary general, or (iii) the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, be hereby approved, ratified and confirmed in all respects.

Cohen Circle shall hold the Cohen Circle EGM to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Cohen Circle EGM. Cohen Circle shareholders should read it carefully and in its entirety.

The vote of shareholders is important. Cohen Circle shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     Are the proposals conditioned on one another?

A:     Yes, the Closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. Further, the Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Adjournment Proposal, if presented, is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:     Why is Cohen Circle proposing the Business Combination?

A:     Cohen Circle was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities.

The Cohen Circle Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by Cohen Circle’s management and Cohen Circle’s advisors. As a result, the Cohen Circle Board concluded that a transaction with Kyivstar Group Ltd. would present the most attractive opportunity to maximize value for Cohen Circle’s shareholders. Please see the subsection in this proxy statement/prospectus entitled “The Business Combination — Cohen Circle Board’s Reasons for Approval.”

Q:     Did the Cohen Circle Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes the Cohen Circle Board received a fairness opinion (the “Fairness Opinion”) from Northland Capital Markets (“Northland”), to the effect that, as of the date of such Fairness Opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Northland, as set forth in the Fairness Opinion, the Business Combination was fair, from a financial point of view, to the shareholders of Cohen Circle. Northland Capital Markets is a division of Northland Securities, Inc., a full-service capital markets group focused on growth companies and their institutional and accredited investors. Its investment banking services include public offerings of equity and convertible securities, PIPEs, CMPOs and registered direct offerings, private placements of equity and debt securities, and M&A advisory services. The research group provides in-depth research for leading small and mid-cap companies in growth sectors of the economy, with sector expertise in business services, consumer, energy, healthcare, industrial growth, and technology. The institutional sales and trading group provides active market making and trading support in its targeted sectors and coverage companies. Northland has from time to time served as an advisor to the boards of certain other special purpose acquisition companies sponsored by affiliates of the Sponsors.

The Cohen Circle Board believes it was reasonable to rely upon the Fairness Opinion at the time of its delivery in concluding that the Business Combination was in the best interest of Cohen Circle shareholders. The Fairness Opinion spoke only as of its date. The Cohen Circle Board has not requested that Northland provide a new or updated fairness opinion and does not intend to secure a new or updated fairness opinion from Northland or any other third party.

As compensation for Northland’s services in connection with the rendering of the Fairness Opinion to the Cohen Circle Board, Cohen Circle agreed to pay Northland a fee of $100,000, with an additional $1,000,000 to be paid upon consummation of the Business Combination. A portion of the fee was payable upon delivery of the Fairness Opinion and a portion is payable upon consummation of the Business Combination. No portion of Northland’s fee is refundable or contingent upon the conclusion reached in the Fairness Opinion. Furthermore, Northland is entitled to be paid additional fees at Northland’s standard hourly rates for any time incurred should Northland be called upon to support its findings subsequent to the delivery of the Fairness Opinion. The terms of the fee arrangements with Northland, which Cohen Circle believes are customary in transactions of this nature, were negotiated at arm’s length, and the Cohen Circle Board is aware of these fee arrangements.

Q:     What is expected to happen in the Business Combination?

A:     If the transactions contemplated by the Business Combination Agreement are consummated, (i) pursuant to the Transfer Deed, at the Sale Effective Time, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for newly issued Common Shares of Kyivstar Group Ltd., par value $0.001 per share (the “Kyivstar Group Ltd. Common Shares”) and the Seller Loan Note, and, as a result of the Sale, VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd. (collectively, the “Sale”) and (ii) at the Merger Effective Time, Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As of the time the Merger becomes effective, each Cohen Circle Class A Ordinary Share that is issued and outstanding and held by the Public Shareholders immediately prior to the time that the Merger becomes effective (after giving effect to any redemptions of Cohen Circle Class A Ordinary Shares in connection with the Cohen Circle EGM) shall be automatically canceled in exchange for the right to be issued one validly issued, fully paid and non-assessable Kyivstar Group Ltd. Common Share. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Cohen Circle will continue as the surviving company of the Merger under the Companies Act (Cohen Circle, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by Kyivstar Group Ltd., and the Surviving Company will become a direct wholly owned subsidiary of Kyivstar Group Ltd.

For more information on the Merger, see the section in this proxy statement/prospectus entitled “The Business Combination.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Business Combination Agreement, including the approval by Cohen Circle’s shareholders of the Business Combination Proposal and the Merger Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the sections in this proxy statement/prospectus entitled “The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all” and “The Business Combination Agreement and Transaction Documents”

Q:     How will Kyivstar Group Ltd. be managed and governed following the Business Combination?

A:     Immediately after the Closing, the Kyivstar Group Ltd. Board will be governed by Bermuda law, the Kyivstar Group Ltd. memorandum of association and the Kyivstar Group Ltd. Amended and Restated Bye-laws (collectively, the “Kyivstar Group Ltd. Governing Documents”), which will be substantially in the form set forth in Annex G to this proxy statement/prospectus. The Kyivstar Group Ltd. Board will be responsible for guiding Kyivstar Group Ltd.’s business and affairs and overseeing management. Kyivstar Group Ltd.’s management team will be derived from Kyivstar Group’s existing employees and members of senior management appointed in connection with the Business Combination, who will be responsible for the execution of the combined business’s strategy. Please see the section entitled “Management of Kyivstar Group Ltd. After the Business Combination” for more information.

Q:     What are the possible sources and the extent of dilution that the Public Shareholders that elect not to redeem their shares will experience in connection with the Business Combination and related transactions?

A:     The following tables show varying pro forma voting power and implied ownership levels and the net tangible book value per share (but excluding the effects of the Business Combination transaction itself) for Public Shareholders who elect not to redeem their shares in connection with the Business Combination and related transactions, assuming no redemptions, 50% redemptions and maximum redemptions scenarios, assuming a per share value of $10.35. Share ownership under each redemption scenario is only presented for illustrative purposes. Cohen Circle cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the amount of cash paid to redeeming shareholders and the number of Cohen Circle Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented below. As such, the ownership percentages of the Seller, the Public Shareholders, the Sponsors, holders of Cohen Circle Public Warrants, and other shareholders may also differ from the presentation below if the actual redemptions are different from these assumptions.

	Assuming no redemptions scenario		Assuming 50% redemptions scenario		Assuming maximum redemptions scenario
	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares
VEON Amsterdam B.V.	190,526,570	84.2%	202,026,570	89.3%	208,695,652	92.3%
Cohen Circle Public Shareholders	23,000,000	10.2%	11,500,000	5.1%	4,830,918	2.1%
Sponsors	5,027,500	2.2%	5,027,500	2.2%	5,027,500	2.4%
Holders of Cohen Circle Public Warrants(1)	7,666,667	3.4%	7,666,667	3.4%	7,666,667	3.4%
Total	226,220,737	100%	226,220,737	100%	226,220,737	100%

____________

(1)      Such Kyivstar Group Ltd. Common Shares issuable in respect of 7,666,667 Cohen Circle Warrants.

The above dilution table excludes the effects of the Business Combination itself, including the Forfeited Sponsor Shares; however, Public Shareholders who elect not to redeem their shares should anticipate further possible dilution at Closing of the Business Combination as a result of the issuance of 1,437,500 Vesting Securities to be issued to the Sponsors at Closing. In addition, the above dilution table does not take into account certain potential issuances pursuant to the long-term equity incentive plan to be implemented, which, pursuant to the terms of the Business Combination Agreement, the parties agreed shall equal at least 3.0% of the total outstanding common shares of Kyivstar Group Ltd. on a fully diluted basis. For a description of the risks regarding material potential sources of dilution to public stockholders in connection with the Business Combination, see the section entitled “Risk Factors — Cohen Circle shareholders who do not redeem their Cohen Circle Public Shares will experience immediate and material dilution upon Closing of the Business Combination.”

Dilution per share to the existing Cohen Circle’s shareholders

USD	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 50% Redemptions	Scenario 3 Assuming Maximum Redemptions
Initial Public Offering Price per share	$10.00	$10.00	$10.00

Cohen Circle’s net tangible book value as of March 31, 2025, as adjusted for redemptions	219,542,102	101,635,598	33,729,094
Total number of shares outstanding, as adjusted for redemptions	28,027,500	16,527,500	9,858,418
Cohen Circle’s net tangible book value per share as of March 31, 2025, as adjusted for redemptions	$7.83	$6.15	$3.42
Dilution per share to the existing Cohen Circle’s shareholders	$2.17	$3.85	$6.58
Change in net tangible book value per share attributable to Cohen Circle’s shareholders	$9.12	$7.44	$4.71

USD	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 50% Redemptions	Scenario 3 Assuming Maximum Redemptions
As adjusted net tangible book value per share	$7.83	$6.15	$3.42

Numerator adjustments
Cohen Circle’s net tangible book value as of March 31, 2025	(11,111,740)	(11,111,740)	(11,111,740)
Transaction costs attributable to Cohen Circle	(5,159,166)	(5,159,166)	(5,159,166)
Funds released from Trust	235,813,008	117,906,504	50,000,000
As adjusted net tangible book value	219,542,102	101,635,598	33,729,094

Denominator adjustments
Cohen Circle’s Public Shares outstanding	23,000,000	11,500,000	4,830,918
Cohen Circle’s Sponsor Shares outstanding	5,027,500	5,027,500	5,027,500
As adjusted total shares outstanding	28,027,500	16,527,500	9,858,418

For purposes of Item 1604(c)(1), Kyivstar Group Ltd. would have 218,554,070 total shares after giving effect to the de-SPAC transaction under the no redemptions scenario. Where there are no redemptions, the Company valuation is based on Cohen Circle’s offering price of the securities in the initial registered offering price per share of $10.00 is therefore calculated as: $10.00 (per share IPO price) times 218,554,070 shares, or $2,185,540,700. The following table illustrates the valuation at the offering Price of the securities in the initial registered offering price of $10.00 per share for each redemption scenario:

USD	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 50% Redemptions	Scenario 3 Assuming Maximum Redemptions
Cohen Circle shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$280,275,000	$165,275,000	$98,584,179
Cohen Circle shares outstanding post de-SPAC	28,027,500	16,527,500	9,858,418

Kyivstar Group Ltd. shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$1,905,265,700	$2,020,265,700	$2,086,956,520
Kyivstar Group Ltd. shares outstanding post de-SPAC	190,526,570	202,026,570	208,695,652

Total valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$2,185,540,700	$2,185,540,700	$2,185,540,699
Total shares outstanding post de-SPAC	218,554,070	218,554,070	218,554,070

Q:     What are the material U.S. federal income tax consequences of the Business Combination to the U.S. Holders and non-U.S. Holders (each as defined herein) of Cohen Circle Class A Ordinary Shares?

A:     A U.S. holder (as defined herein) that owns only Cohen Circle Class A Ordinary Shares, and exchanges such shares in the Merger for Kyivstar Group Ltd. Common Shares generally is expected not to recognize any gain or loss in respect of such exchange for U.S. federal income tax purposes, as the Merger, the Sale and any PIPE Investments, collectively, are expected to constitute a transaction qualifying under Section 351(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

A U.S. Holder that owns only Cohen Circle Public Warrants and exchanges such securities in the Merger for Kyivstar Group Ltd. Warrants generally is expected to recognize gain or loss on such exchange for U.S. federal income tax purposes, measured by the excess of the fair market value of the Kyivstar Group Ltd. Warrants received over the U.S. Holder’s aggregate adjusted basis in the Cohen Circle Public Warrants exchanged therefor.

A U.S. Holder that owns Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants and exchanges such securities in the Merger for Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants may recognize gain (if any) on such transaction to the extent of the lesser of (1) the excess of the fair market value of such Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants over the aggregate adjusted basis of such U.S. Holder in its Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants, and (2) the aggregate fair market value of the Kyivstar Group Ltd. Warrants.

If the deemed transfer of Cohen Circle Class A Ordinary Shares and/or Cohen Circle Public Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a U.S. holder of Cohen Circle Public Warrants (whether held in connection with Cohen Circle Class A Ordinary Shares or otherwise) generally should not recognize any gain or loss on any such deemed transfer of Cohen Circle Public Warrants, and such U.S. holder’s basis in the Kyivstar Group Ltd. Warrants deemed received should be equal to the U.S. holder’s basis in its Cohen Circle Public Warrants deemed transferred. It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the exchange of such Non-U.S. holder’s Cohen Circle Class A Ordinary Shares or Cohen Circle Public Warrants unless (i) the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States or (ii) the Non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year in which the Business Combination takes place and certain other requirements are met.

Holders of Cohen Circle Class A Ordinary Shares and/or Cohen Circle Public Warrants are urged to consult with their tax advisors regarding the U.S. federal income tax treatment to them of the Merger.

For an additional discussion of the U.S. federal income tax treatment of the Merger, see the section entitled “Certain Tax Considerations — U.S. Federal Income Tax Considerations” which qualifies the summary above in its entirety.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The receipt of cash by a holder of Cohen Circle Class A Ordinary Shares in redemption of such shares will be a taxable transaction for U.S. federal income tax purposes in the case of a U.S. Holder (as defined herein) and could be a taxable event for U.S. federal income tax purposes in the case of a Non-U.S. Holder (as defined herein). Please see the section in this proxy statement/prospectus entitled “Certain Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. holders — Redemption of Cohen Circle Class A Ordinary Shares” for additional information. All holders considering the exercise of their redemption rights should consult with, and rely solely upon, their own tax advisors with respect to the U.S. federal income tax consequences of exercising such redemption rights.

Q:     What interests do Cohen Circle’s Directors and Officers have in the Business Combination?

A:     The Sponsors and Cohen Circle’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposal. These interests include:

•        the fact that the Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by October 10, 2026. Based on the closing price for the Public Shares of $             on Nasdaq on             , 2025, the value of the Founder Shares held by the Sponsors would be $            ;

•        the fact that the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for their 715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units will expire worthless if a business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors are anticipated to hold 2.2% of issued and outstanding shares of Kyivstar Group Ltd. immediately following the Business Combination (assuming no redemptions of Cohen Circle shareholders and excluding the Vesting Securities, which will not have vested as of the Closing Date);

•        the fact that, given the differential in the purchase price that the Sponsors paid for the Founder Shares and the purchase price that the Sponsor paid for the Cohen Circle Private Placement Units as compared to the price of the Cohen Circle public shares and Cohen Circle Units and the substantial number of Cohen Circle Class A Ordinary Shares that the Sponsors will receive upon conversion of the Founder Shares and (as applicable) Cohen Circle Private Placement Warrants and Cohen Circle Class A Ordinary Shares underlying the Cohen Private Placement Units, the Sponsors can earn a positive return on their investment, even if Cohen Circle public shareholders have a negative return on their investment;

•        the fact that Cohen Circle’s initial shareholders have agreed not to redeem any Cohen Circle Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement entered into with Cohen Circle;

•        the fact that Cohen Circle’s Sponsors will lose their entire investment if an initial business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors and officers and directors of Cohen Circle have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if Cohen Circle fails to complete an initial business combination by October 10, 2026;

•        the fact that Cohen Circle’s Sponsors, officers, directors and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investigating possible business targets and completing an initial business combination. However, if Cohen Circle fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Cohen Circle may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by October 10, 2026;

•        the right of Cohen Circle’s Sponsors, officers and directors to transfer the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of Cohen Circle to consummate a business combination by October 10, 2026, Cohen Circle Sponsor I, LLC has agreed to indemnify Cohen Circle to ensure that the proceeds in the Trust Account is not reduced below $10.05 per Cohen Circle Class A Ordinary Share, or such lesser per- Cohen Circle Class A Ordinary Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Cohen Circle has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to Cohen Circle, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle believes the likelihood of Cohen Circle Sponsor I, LLC having to indemnify the Trust Account is limited because it endeavors to have all third parties that provide products or services to it and prospective target businesses execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the trust account;

•        the Sponsors (including their representatives and affiliates) and Cohen Circle’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to Cohen Circle. The Sponsors and our officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to Cohen Circle completing its initial business combination. Cohen Circle’s officers and directors may become aware of business opportunities which may be appropriate for presentation to Cohen Circle, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Cohen Circle’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Cohen Circle, subject always to applicable fiduciary duties under Cayman Islands law. Cohen Circle Second Amended and Restated Memorandum and Articles of Association provide that Cohen Circle renounces its interest in any corporate opportunity offered to any officer or director of Cohen Circle. This waiver allows Cohen Circle’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. Cohen Circle does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target;

•        the officers and directors of Cohen Circle owe fiduciary duties to other companies. Betsy Z. Cohen, Chairman of the Board, President and Chief Executive Officer, is also a managing member of the general partner of Cohen Circle FinTech Ventures, L.P., and a managing member of the general partner of Radiate Capital Fund, L.P. Jan Hopkins Trachtman is President of The Jan Hopkins Group. Rochael Adranly is the owner and operator of Adranly Ventures, LLC. Walter C. Jones is currently a director at DFC;

•        the fact that Cohen Circle’s officers and directors have not received any cash compensation in relation to the Business Combination. Determinations with respect to director and executive compensation after the Closing have not yet been made;

•        the fact that the Business Combination Agreement provides for the continued indemnification of some of Cohen Circle’s existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that Kyivstar Group Ltd. will enter into a registration rights agreement with Cohen Circle’s initial shareholders, which provides for customary registration rights to them and their permitted transferees.

Q:     What happens if I sell my Cohen Circle Class A Ordinary Shares before the Cohen Circle EGM?

A:     The record date for the Cohen Circle EGM is earlier than the date that the Business Combination is expected to be completed. If you transfer your Cohen Circle Class A Ordinary Shares after the Record Date, but before the Cohen Circle EGM, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Cohen Circle EGM. However, you will not be able to seek redemption of your Cohen Circle Class A Ordinary Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your Cohen Circle Class A Ordinary Shares prior to the Record Date, you will have no right to vote those shares at the Cohen Circle EGM or seek redemption of those shares.

Q:     How has the announcement of the Business Combination affected the trading price of the Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants?

A:     On March 17, 2025, the trading date before the public announcement of the Business Combination, the Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants closed at $12.08, $11.50 and $1.55, respectively. On          , the trading date immediately prior to the date of this proxy statement/prospectus, the Cohen Circle Units, Cohen Circle Class Ordinary A Shares and Cohen Circle Public Warrants closed at $          , $           and $          , respectively.

Q:     Following the Business Combination, will Kyivstar Group Ltd.’s securities trade on a stock exchange?

A:     The parties anticipate that, following the Business Combination, the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants will be listed on Nasdaq under the symbols “KYIV” and “KYIVW,” respectively, and Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Warrants will cease trading on Nasdaq and will be deregistered under the Exchange Act.

Q:     What are broker non-votes and what will be the effects of broker non-votes and abstentions?

A:     Brokers or other nominee holders who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, they are not allowed to exercise their voting discretion with respect to the approval of matters that are considered “non-routine” matters without specific voting instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes.” All of the proposals to be presented at the Cohen Circle EGM, other than the Adjournment Proposal, are considered “non-routine” matters. Accordingly, if you are a Cohen Circle shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee cannot vote your shares on the Business Combination Proposal and the Merger Proposal.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Cohen Circle EGM. Since abstentions and broker non-votes are not counted as votes cast, abstentions and broker non-votes will have no effect on the outcome of the votes on the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares that are entitled to vote and are voted at the extraordinary general meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

Q:     What vote is required to approve the proposals presented at the Cohen Circle EGM?

A:     The following votes are required for each proposal at the Cohen Circle EGM:

•        The Business Combination Proposal:    The Business Combination Proposal requires an ordinary resolution under the Cohen Circle Articles, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

•        The Merger Proposal:    The Merger Proposal requires a special resolution under the Cohen Circle Articles and the Companies Act, being the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

•        The Adjournment Proposal:    The Adjournment Proposal requires an ordinary resolution under the Cohen Circle Articles, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

For purposes of the Cohen Circle EGM, a shareholder’s failure to vote, whether in person, by proxy or online at the Cohen Circle EGM will not be counted toward the number of shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares required to validly establish a quorum.

The Business Combination Proposal must be approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued and ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Our Sponsors and their permitted transferees own approximately 26.4% of Cohen Circle’s issued and outstanding Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares. As a result, in addition to the Founder Shares and placement shares held by our Sponsors, we would need only 7,460,001 or approximately 32.4%, of the 23,000,000 public shares to be voted in favor of the Business Combination (assuming all outstanding shares are voted and the parties to the letter agreement do not acquire any Cohen Circle Class A Ordinary Shares).

Q:     How many votes do I have at the Cohen Circle EGM?

A:     Cohen Circle shareholders are entitled for each share of Cohen Circle Class A Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of Cohen Circle Class A Ordinary Shares, of which            are Public Shares and            are Founder Shares.

Q:     What constitutes a quorum at the Cohen Circle EGM?

A:     A quorum will be present at the extraordinary general meeting if holders of a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares entitled to vote thereat attend virtually or are represented by proxy at the Cohen Circle EGM. Abstentions will count as present for the purposes of establishing a quorum but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Cohen Circle does not expect any broker non-votes at the Cohen Circle EGM because there are no routine proposals to be voted on at the Cohen Circle EGM.

Q:     How will Cohen Circle Initial Shareholders vote?

A:     The Sponsors, who together own 100% of the Cohen Circle Class B Ordinary Shares outstanding, have agreed to vote in favor of the Proposals. Abstentions will count as present for the purposes of establishing a quorum but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Cohen Circle does not expect any broker non-votes at the extraordinary general meeting because there are no routine proposals to be voted on at the extraordinary general meeting. For additional information on this agreement, please see the sections of this proxy statement/prospectus entitled “The Business Combination Agreement and Transaction Documents” and “Voting Power; Record Date.”

Accordingly, other than the shares held by the Initial Shareholders and the Sponsors, no additional shares would need to be voted in favor of each of the Proposals to approve such Proposals.

Q:     I am a Cohen Circle shareholder. Do I have redemption rights?

A:     Yes. Pursuant to the Cohen Circle Articles, a Public Shareholder may, in connection with any vote on a Business Combination, elect to have their Cohen Circle Class A Ordinary Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials, provided that no such member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares may exercise this redemption right with respect to more than 15% of the public shares in the aggregate without Cohen Circle’s prior consent.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your Cohen Circle Class A Ordinary Shares “FOR” or “AGAINST” or abstain from voting on the Business Combination Proposal, the Merger Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

If redemption is demanded, Cohen Circle shall pay any such redeeming Public Shareholder, regardless of whether it, he or she is voting for or against any Proposal presented at the Cohen Circle EGM, a per-share redemption price payable in cash. The redemption price equals to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the Closing Date, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to Cohen Circle to pay its taxes, divided by the number of then issued and outstanding public shares, but only in the event that the applicable proposed Business Combination is approved and consummated.

Q:     How do I exercise my redemption rights?

A:     Pursuant to the Cohen Circle Articles, a Public Shareholder may request that Cohen Circle redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

a)      hold Public Shares;

b)      prior to 5:00 p.m., Eastern Time, on           , 2025 (two business days prior to the vote at the Cohen Circle EGM) (i) submit a written request to the Transfer Agent that Cohen Circle redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”).

Written requests to the Transfer Agent may be submitted at the following address:

Continental Stock Transfer & Trust Company

Attention:

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal, the Merger Proposal or any other Proposal presented at the Cohen Circle EGM. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Cohen Circle will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the Closing Date, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of           , 2025, this would have amounted to approximately $           per Public Share.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Cohen Circle’s consent, until the consummation of the Business Combination, or such other date as determined by the Cohen Circle Board. A Public Shareholder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Cohen Circle will be required to honor such request only if made prior to the deadline for exercising redemption requests. See the section in this proxy statement/prospectus entitled “The Cohen Circle Board Recommends that You Vote “For” Each of These Proposals — Redemption Rights” for a detailed description of the procedures to be followed if such holder wishes to redeem its Public Shares for cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Cohen Circle Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Cohen Circle Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.

In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to 5:00 p.m., Eastern Time, on           , 2025 (two business days prior to the vote at the Cohen Circle EGM). In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is Cohen Circle’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because Cohen Circle does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

In addition, holders of outstanding Cohen Circle Units must separate the underlying public shares and Cohen Circle Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold Cohen Circle Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental with written instructions to separate such units into public shares and Cohen Circle Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the Cohen Circle Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Cohen Circle Units, you must instruct such nominee to separate your Cohen Circle Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of Cohen Circle Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s Deposit/Withdrawal At Custodian (“DWAC”) system, a withdrawal of the relevant Cohen Circle Units and a deposit of the corresponding number of public shares and Cohen Circle Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the Cohen Circle Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Immediately following the Cohen Circle EGM, Cohen Circle will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights. If you delivered your shares for redemption to the Transfer Agent and decide prior to the deadline for exercising redemption requests not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such requests by contacting the Transfer Agent at the email or address listed under the question “Who can help answer my questions?” below.

Q:     What happens if a substantial number of Cohen Circle shareholders vote in favor of the Business Combination Proposal and the Merger Proposal and exercise their redemption rights?

A:     Public shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Cohen Circle shareholders are substantially reduced as a result of redemption by Cohen Circle shareholders. In the event of significant redemptions, with fewer shares outstanding and fewer Cohen Circle shareholders, the trading market for Cohen Circle Class A Ordinary Shares may be less liquid than the market for Cohen Circle Class A Ordinary Shares was prior to the Business Combination. In addition, in the event of significant redemptions, Kyivstar Group Ltd. may not be able to meet the Nasdaq listing standards.

The Minimum Cash Condition is for the benefit of Kyivstar Group Ltd. and its shareholders and Kyivstar Group Ltd. and each of its shareholders has the right to waive the Minimum Cash Condition and each of Kyivstar Group Ltd. and its shareholders must agree in writing to waive such condition, subject to satisfaction or waiver of the other conditions to the closing of the Business Combination, to cause the closing of the Business Combination to occur even if the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by shareholders of their right to have Cohen Circle redeem their Cohen Circle Class A Ordinary Shares in connection with the Business Combination) together with the proceeds from any private placement financing obtained on or prior to the Closing Date is less than $50 million. Even if the Minimum Cash Condition was waived by Kyivstar Group Ltd. and each of its shareholders, the Business Combination Agreement requires that Cohen Circle have at least $5,000,0001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act. The Minimum Cash Condition will be satisfied so long as at least $50 million remains in the Trust Account following the fulfillment of all Public Shareholder redemption requests prior to the Closing.

Q:     Do I have appraisal or dissenters’ rights in connection with the proposed Business Combination?

A:     No appraisal or dissenters’ rights are available to shareholders of Cohen Circle Class A Ordinary or Cohen Circle’s Public Warrant holders in connection with ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger Proposal, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, holders of Cohen Circle Class A Ordinary Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the Board of Directors of Cohen Circle has determined that the redemption proceeds payable to holders of Cohen Circle Class A Ordinary Shares who exercise such redemption rights represents the fair value of those shares. See the section of this proxy statement/prospectus titled “The Extraordinary General Meeting of Cohen Circle — Appraisal or Dissenters’ Rights.”

Cohen Circle shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the dissenters’ rights under the Companies Act. Public Shareholders who elect to exercise dissenters’ rights will lose their right to exercise their redemption rights as described herein.

Q:     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:     If the Business Combination Proposal and the Merger Proposal are approved, Cohen Circle intends to use a portion of the funds held in the Trust Account to pay (a) transaction costs associated with the Business Combination Agreement and Business Combination, (b) taxes and (c) for any redemptions of public shares. The remaining balance in the Trust Account, will be used for general corporate purposes of Kyivstar Group Ltd.

Q:     What happens if the Business Combination is not consummated?

A:     If Cohen Circle is unable to consummate the Business Combination or any other initial business combination prior to October 10, 2026 (or any extension), Cohen Circle will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Cohen Circle to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of Cohen Circle’s remaining shareholders and the Cohen Circle Board, liquidate and dissolve, subject in each case of (b) and (c) above to Cohen Circle’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Cohen Circle EGM to be held on            2025, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the sub subsection in this proxy statement/prospectus entitled “The Business Combination Agreement and Transaction Documents — The Business Combination Agreement — Conditions to Complete the Business Combination.”

Q:     What else do I need to do now?

A:     You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section in this proxy statement/prospectus entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I attend the Cohen Circle EGM?

A:     The Cohen Circle EGM will be held on            , 2025, at           , Eastern Time, via live webcast at            and at           . If you hold your shares in “street name” through a bank, broker or other nominee, you will need to take additional steps to participate in the Cohen Circle EGM, as described in this proxy statement/prospectus.

Q:     How do I vote?

A:     Each Cohen Circle Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Cohen Circle Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Cohen Circle Ordinary Shares at the Cohen Circle EGM:

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. The proxy card must be received not less than 48 hours prior to the vote at the Cohen Circle EGM. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Cohen Circle Board “FOR” each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Cohen Circle EGM will not be counted.

•        You Can Attend the Cohen Circle EGM and Vote.    If you attend the Cohen Circle EGM in person, and you may submit your vote at the Cohen Circle EGM, in which case any proxy that you have given will be revoked and only the vote you cast at the Cohen Circle EGM will be counted.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal, the Merger Proposal, or the Adjournment Proposal, unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to us at the address listed below so that it is received by us prior to the Cohen Circle EGM or by attending the Cohen Circle EGM at the physical address for the Cohen Circle EGM and vote. You also may revoke your proxy by sending a notice of revocation to Cohen Circle, which must be received prior to the Cohen Circle EGM. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What will happen if I abstain from voting or fail to vote at the Cohen Circle EGM?

A:     At the Cohen Circle EGM, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals.

Q:     What happens if I fail to take any action with respect to the Cohen Circle EGM?

A:     If you fail to take any action with respect to the Cohen Circle EGM (or the related redemption of your shares) and the Business Combination is approved by shareholders and consummated, you will become a shareholder of Kyivstar Group Ltd. If you fail to take any action with respect to the Cohen Circle EGM and the Business Combination is not approved, you will continue to be a shareholder of Cohen Circle.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by Cohen Circle without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each Proposal presented to the shareholders.

Q:     What happens if I sell my Cohen Circle Class A Ordinary Shares before the Cohen Circle EGM?

A:     The record date for the Cohen Circle EGM is earlier than the date of the Cohen Circle EGM and earlier than the date the Business Combination is expected to be completed. If you transfer your shares after the record date but before the Cohen Circle EGM date, unless you grant a proxy to the transferee, you will retain your right to vote at the Cohen Circle EGM. However, you will not be entitled to receive any Kyivstar Group Ltd. Common Shares following the Closing because only Cohen Circle shareholders on the Closing Date will be entitled to receive Kyivstar Group Ltd. Common Shares in connection with the Closing.

Q:     Who will solicit and pay the cost of soliciting proxies for the Cohen Circle EGM?

A:     The Cohen Circle Board is soliciting your proxy to vote your Cohen Circle Class A Ordinary Shares on all matters scheduled to come before the Cohen Circle EGM. Cohen Circle will pay the cost of soliciting proxies for the Cohen Circle EGM. Cohen Circle has engaged              to assist in the solicitation of proxies for the Cohen Circle EGM. Cohen Circle has agreed to pay a fee of $             , plus disbursements. Cohen Circle will reimburse for reasonable out-of-pocket expenses and will indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. Cohen Circle will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Cohen Circle Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Cohen Circle Class A Ordinary Shares and in obtaining voting instructions from those owners. Cohen Circle’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Where can I find the voting results of the Cohen Circle EGM?

A:     The preliminary voting results will be announced at the Cohen Circle EGM. Cohen Circle will publish final voting results of the Cohen Circle EGM in a Current Report on Form 8-K within four business days after the Cohen Circle EGM.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Cohen Circle’s proxy solicitor as follows:

Individuals call toll-free (tolls apply if calling from outside the United States):

Banks and brokers call:

Email:

To obtain timely delivery, shareholders must request the materials no later than           , 2025, or five business days prior to the Cohen Circle EGM.

You may also obtain additional information about Cohen Circle from documents filed with the SEC by following the instructions in the section in this proxy statement/prospectus entitled “Where You Can Find More Information.”

If you are a holder of Cohen Circle shares and you intend to seek redemption of your shares, you shall need to deliver your shares (either physically or electronically) to the Transfer Agent. Holders must complete the procedures for electing to redeem such shares in the manner described in the section in this proxy statement/prospectus entitled “The Cohen Circle Board Recommends that You Vote “For” Each of These Proposals — Redemption Rights” prior to 5:00 p.m., Eastern Time, on           , 2025 (two business days before the scheduled Cohen Circle EGM) in order for such shares to be redeemed. If you have questions regarding the certification of your position or delivery of your public shares, please contact the Transfer Agent at:

Continental Stock Transfer & Trust Company

Attention:

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the annexes and accompanying financial statements of Cohen Circle and VEON Holdings, to fully understand the proposed Business Combination (as described below) before voting on the Proposals to be considered at the extraordinary general meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Cohen Circle

Cohen Circle is a Cayman Islands exempted company incorporated on October 26, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination, involving one or more businesses or assets.

Cohen Circle Class A Ordinary Shares, Cohen Circle Units and Public Warrants are traded on Nasdaq under the ticker symbols “CCIR,” “CCIRU” and “CCIRW,” respectively. Upon the Closing, Cohen Circle Class A Ordinary Shares, Cohen Circle Units and Public Warrants will be delisted from Nasdaq.

The mailing address of Cohen Circle’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, and its telephone number is (215) 701-9555.

VEON Amsterdam B.V.

VEON Amsterdam B.V. is a private company incorporated in the Netherlands on February 2, 2010. VEON Amsterdam B.V. is the sole shareholder of Kyivstar Group Ltd. and VEON Holdings B.V.

The mailing address of VEON Amsterdam B.V.’s principal executive office is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.

VEON Holdings B.V.

VEON Holdings B.V. is a private company incorporated in the Netherlands with limited liability by notarial deed executed on June 29, 2009. VEON Holdings changed its name from VimpelCom Holdings B.V. to VEON Holdings B.V. effective as of September 29, 2017. VEON Holdings B.V. is the sole shareholder of JSC Kyivstar.

On April 8, 2025, the Demerger was consummated, as a result of which VEON Holdings transferred its interest in all other subsidiaries aside from JSC Kyivstar to one of two newly established entities by VEON.

See “Business of Kyivstar and Certain Information about Kyivstar — Recent Developments” for a description of the Demerger.

The mailing address of VEON Holdings B.V.’s principal executive office is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.

JSC Kyivstar

JSC Kyivstar is a private joint-stock company incorporated in Ukraine on September 3, 1997. JSC Kyivstar is a telecommunications and digital business, operating Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, serving more than 23 million mobile customers and approximately 1.2 million home internet fixed line customers as of December 31, 2024. JSC Kyivstar provides services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV and more. JSC Kyivstar has been operating in Ukraine for more than 27 years.

JSC Kyivstar provides several digital products and services, including:

•        Helsi — Helsi is a digital data management platform supporting the provision of healthcare services by medical institutions and doctors and improving patients’ access to healthcare, including by facilitating remote consultations and appointment bookings and storing medical data.

•         Kyivstar TV — Kyivstar TV, provided both as a mobile OTT internet application and a fixed/IPTV broadband service, is the largest media streaming service in Ukraine by number of users as of December 31, 2024.

•        MyKyivstar — MyKyivstar is a self-service platform that allows customers to manage their personal mobile and internet services, view and pay their bills, monitor their data usage and access customer support.

•        Uklon — Uklon is a leading ride-hailing and delivery platform, which allows customers to book on-demand rides, schedule travel and send packages through a single app.

The mailing address of JSC Kyivstar’s principal executive office is 53 Degtyarivska St., Kyiv 03113, Ukraine.

Kyivstar Group Ltd.

Kyivstar Group Ltd. is an exempted company limited by shares incorporated in Bermuda on March 7, 2025. To date, Kyivstar Group Ltd. has not conducted any material activities other than those incidental to its formation, the incorporation of the Merger Sub and the pending Business Combination. As of March 31, 2025, Kyivstar Group Ltd.’s assets only consist of Kyivstar Group Ltd.’s equity, currently held by VEON Amsterdam B.V. and recorded as Other current assets — related parties.

Kyivstar Group Ltd. intends to apply to list the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq under the symbols “KYIV” and “KYIVW,” respectively, upon the closing of the Business Combination.

The mailing address of Kyivstar Group Ltd. is Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates.

Varna Merger Sub Corp.

Merger Sub is an exempted company incorporated with limited liability in the Cayman Islands and a wholly owned subsidiary of Kyivstar Group Ltd. that was incorporated on March 13, 2025 to facilitate the consummation of the Business Combination. Merger Sub will be directly owned by Kyivstar Group Ltd. prior to and on the Closing Date. As part of the Business Combination, Merger Sub will merge with and into Cohen Circle, with Cohen Circle continuing as the surviving entity and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

The mailing address of Merger Sub’s registered office is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.

The Business Combination

Overview

On March 18, 2025, Cohen Circle, the Seller, VEON Holdings, Kyivstar Group Ltd., and Merger Sub entered into the Business Combination Agreement, pursuant to which the Parties thereto will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions and other terms relating to the Merger and the other transactions contemplated thereby.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will undertake a series of transactions pursuant to which, among other things (i) at the Sale Effective Time, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for the Kyivstar Group Ltd. Common Shares and the Seller Loan Note, whereby VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd., and (ii) at the Merger Effective Time, the parties intend to effect the Merger upon the terms and subject to the conditions of the Business Combination Agreement and the Plan of Merger and in accordance with the Companies Act, whereby on the Closing Date, Merger Sub shall be merged with and into Cohen Circle, with Cohen Circle continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

No later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Cohen Circle and the Seller may mutually agree in writing, the Closing will occur by electronic exchange of documents and the Merger will be consummated by the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised) of the Cayman Islands (the Merger becoming effective at such date the Plan of Merger is duly registered with the Cayman Registrar (or such later date as may be agreed by each of the parties and specified in such Plan of Merger in accordance with the Companies Act); provided that the Merger may not occur prior to the first business day following the Sale, and may not occur on a Friday.

For more information about the transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Transaction Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

Conditions to Closing of the Business Combination

At the Sale Effective Time, by virtue of the Sale and in accordance with the Business Combination Agreement and the Transfer Deed, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for (i) newly issued Kyivstar Group Ltd. Common Shares, which shall equal the Seller Share Consideration Number (which is defined as the number of the Kyivstar Group Ltd. Common Shares equal to (a) the amount of Closing Equity Value less the Seller Loan Note Consideration Amount, divided by (b) $10.35); provided that the resulting number shall be rounded down to the nearest whole number and (ii) the Seller Loan Note in the amount equal to the Seller Loan Note Consideration Amount (which is defined as the dollar amount equal to the Cash Investment Amount, which in turn is defined as the sum of (a) the PIPE Investments, plus (b) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (prior to giving effect to the SPAC Shareholder Redemption), less (c) the Aggregate SPAC Shareholder Redemption Payments Amount).

Effect on Cohen Circle

At the Merger Effective Time, pursuant to the Business Combination Agreement, the Plan of Merger and the Companies Act, by virtue of the Merger and without any action on the part of the parties or any other person:

•        each Cohen Circle Unit that is issued and outstanding immediately prior to the Merger Effective Time, comprised of one of the Company’s Class A ordinary shares, par value $0.0001 per share (each, a “Company Class A Share”) and one-third of one Cohen Circle Public Warrant, shall be automatically detached and the holder thereof shall be deemed to hold one Company Class A Share and one-third of one Cohen Circle Public Warrant (the “Unit Separation”);

•        (i) 2,155,000 Cohen Circle Class B Ordinary Shares held by the Sponsor shall be surrendered by the Sponsor to Cohen Circle and such shares shall be automatically cancelled without any conversion thereof or payment or other consideration therefor (the “Forfeited Sponsor Shares”); and (ii) each Cohen Circle Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time, owned by Cohen Circle as a treasury share immediately prior to the Merger Effective Time, shall automatically be cancelled without any conversion thereof or payment or other consideration therefor (the “Cancelled Treasury Shares”);

•        (i) each eligible outstanding share of Cohen Circle’s Class B ordinary shares, par value $0.0001 per share (each, a “Cohen Circle Class B Share”), (excluding the Forfeited Sponsor Shares and the Cancelled Treasury Shares), shall automatically convert into a Cohen Circle Class A Share and (ii) each Cohen Circle Class A Share (including the Cohen Circle Class A Ordinary Shares held as a result of the Unit Separation described above and the Cohen Circle Class A Ordinary Shares converted as a result of clause (C)(i) above) shall convert into the right to receive one Kyivstar Group Ltd. common share, par value $0.001 per share (each, a “Kyivstar Group Ltd. Common Share”); and

•        each Cohen Circle Public Warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, including the Cohen Circle Public Warrants held as a result of the Unit Separation shall convert into a Kyivstar Group Ltd. Warrant to purchase Kyivstar Group Ltd. Common Shares, and each Cohen Circle Private Placement Warrant will be canceled for no consideration.

Conditions to the Closing

Under the Business Combination Agreement, the Closing is subject to customary and other conditions (subject to the parties’ ability to waive such conditions permitted by the Business Combination Agreement), including, among other things (for the purposes of this section, defined terms have the meanings given to such terms in the Business Combination Agreement):

•        approval by Cohen Circle’s shareholders of the Business Combination Agreement, the Merger, and certain other actions related thereto;

•        the receipt of any required regulatory approvals (if any);

•        completion of the Demerger;

•        the Registration Statement/Proxy Statement having become effective in accordance with the provisions of the Securities Act and not subject to any stop order or proceeding (or threatened proceeding) by the SEC;

•        the absence of certain Laws, Orders (including any Sanctions Event (as defined in the Business Combination Agreement) or Proceedings that seek to prohibit, enjoin, restrict, invalidate, or make illegal consummation or performance of the Transactions;

•        the completion of the New Bonds Repayment and the 2027 Bonds Transfer;

•        the Kyivstar Group Ltd. Common Shares to be issued in connection with the Business Combination Agreement having been approved for listing upon the Closing on the Nasdaq Stock Market LLC (“Nasdaq”) subject to official notice of issuance thereof; and

•        the number of Kyivstar Group Ltd. Common Shares to be issued to the Seller in consideration for the Sale is not less than 80% of the Fully Diluted Share Count.

The obligations of the parties to the Business Combination Agreement to consummate the Business Combination are subject to additional conditions, as described more fully below in the section entitled “The Business Combination Agreement and Transaction Documents — The Business Combination Agreement — Conditions to Complete the Business Combination.”

Transaction Documents

SPAC Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, Cohen Circle Sponsor I, LLC (“CCS I”), Cohen Circle Advisors I, LLC (“CCA I,” and together with CCS I, the “Sponsors”), Cantor Fitzgerald & Co. (“Cantor” and together with the Sponsors, collectively, the “Voting Parties” and individually each, a “Voting Party”) and Kyivstar Group Ltd. have entered into a SPAC support agreement (the “SPAC Support Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the SPAC Support Agreement, on the terms and subject to the conditions set forth therein, the Voting Parties have agreed, among other things, to (i) not redeem any Voting Shares (as defined therein) in connection with the vote to approve the SPAC Shareholder Matters; (ii) vote in favor of the Merger and the Business Combination Agreement and the other Transactions and against any alternative transaction; (iii) during the term of the SPAC Support Agreement, not to transfer any of such party’s Voting Shares except as permitted thereby; (iv) waive appraisal and dissenters’ rights with respect to the Merger; and (v) contingent upon the Closing, waive certain anti-dilution provisions contained in the Cohen Circle Articles in connection with the Merger. The SPAC Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Merger Effective Time and (ii) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, the Sponsors, Cantor, Kyivstar Group Ltd. and the Seller have entered into a sponsor agreement (the “Sponsor Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex C. Pursuant to the Sponsor Agreement, on the Closing Date, effective immediately prior to the Merger Effective Time and conditioned upon the Closing, (i) the Sponsors have agreed to irrevocably surrender for cancellation and forfeit to SPAC the Forfeited Sponsor Shares (as defined in the Sponsor Agreement) and (ii) CCS I and Cantor have agreed to irrevocably surrender for cancellation and forfeit to SPAC each of their respective Forfeited Sponsor Warrants (as defined in the Sponsor Agreement). The Sponsor Agreement also provides for (i) certain restrictions on the transfer of certain Kyivstar Group Ltd. Common Shares to be issued to the Sponsors at Closing (the “Sponsor Lock-up Securities”), subject to certain permitted transfers as set forth therein and (ii) certain vesting conditions on certain Kyivstar Group Ltd. Common Shares to be issued to the Sponsors at Closing (the “Vesting Securities”), in each case as further described below and on the terms and subject to the conditions set forth in the Sponsor Agreement.

Pursuant to the Sponsor Agreement, effective at the Merger Effective Time, the Sponsors shall not Transfer (as defined in the Sponsor Agreement) any of the Sponsor Lock-up Securities until the earlier of: (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price (as defined in the Sponsor Agreement) meets or exceeds $13.50 for 20 Trading Days (as defined in the Sponsor Agreement) out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event (as defined in the Sponsor Agreement), in each case except to a Permitted Transferee (as defined in the Sponsor Agreement) as expressly permitted by the Sponsor Agreement.

Pursuant to the Sponsor Agreement, from and after the Closing, the Vesting Securities shall be unvested and are subject to vesting and forfeiture as follows: (i) the First Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $15.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the second anniversary of the Closing Date; and (ii) the Second Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $20.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the fifth anniversary of the Closing Date. If the First Vesting Tranche Securities and/or the Second Vesting Tranche Securities become subject to forfeiture, such securities shall be surrendered with no consideration.

Seller Lock-Up Agreement

In connection with the execution of the Business Combination Agreement, the Seller, the Sponsors, and Kyivstar Group Ltd. have entered into a lock-up agreement (the “Seller Lock-up Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex D. The Seller Lock-Up Agreement provides, among other things, for certain restrictions on the transfer of certain Kyivstar Group Ltd. Common Shares by the Seller (the “Seller Lock-up Securities”) following the Closing, as further described below and subject to the terms and conditions set forth in the Seller Lock-up Agreement.

Pursuant to the Seller Lock-up Agreement, effective at the Merger Effective Time, the Seller shall not Transfer (as defined in the Seller Lock-up Agreement) any of the Seller Lock-up Securities until the earlier of: (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price (as defined in the Seller Lock-up Agreement) meets or exceeds $13.50 for 20 Trading Days (as defined in the Seller Lock-up Agreement) out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event (as defined in the Seller Lock-up Agreement), in each case except to a Permitted Transferee (as defined in the Seller Lock-up Agreement) as expressly permitted by the Seller Lock-up Agreement.

Ownership of Kyivstar Group Ltd. Following the Closing

	Assuming no redemptions scenario		Assuming 50% redemptions scenario		Assuming maximum redemptions scenario
	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)
The Seller	190,526,570	1,971,950,000	202,026,570	2,090,975,000	208,695,652	2,159,999,998
Cohen Circle Public Shareholders	23,000,000	238,050,000	11,500,000	119,025,000	4,830,918	50,000,001
Holders of Cohen Circle Public Warrants(1)	7,666,667	—	7,666,667	—	7,666,667	—
Sponsors(2)(3)	5,027,500	52,034,625	5,027,500	52,034,625	5,027,500	52,034,625

____________

(1)      Represents the number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from the Cohen Circle Public Warrants. The Kyivstar Group Ltd. Warrants to be received by the holders of the Cohen Circle Public Warrants have zero initial cash value, as such Kyivstar Group Ltd. Warrants are expected to be out of the money on the Closing Date.

(2)      Excludes 1,437,500 Vesting Securities that will not have vested as of the Closing Date. The Vesting Securities are subject to forfeiture if the applicable vesting conditions are not satisfied.

(3)      The Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, and the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for 715,000 Cohen Circle Private Placement Units. On April 26, 2025, Cantor transferred its 270,000 Cohen Circle Private Placement Units to an affiliate of the Sponsors. In connection with the Closing, 2,155,000 Cohen Circle Class B Ordinary Shares and all of the private placement warrants underlying the Cohen Circle Private Placement Units held by the Sponsors will be surrendered and such shares and warrants shall be automatically cancelled without any conversion thereof or payment or other consideration therefor.

Description of Kyivstar Group Ltd. Securities

If the Business Combination is successfully completed, Kyivstar shareholders and Cohen Circle shareholders will become Kyivstar Group Ltd. shareholders, and their rights as Kyivstar Group Ltd. shareholders will be governed by Kyivstar Group Ltd.’s Governing Documents as of the Closing and Bermuda law. Please see the section entitled “Description of Kyivstar Group Ltd. Securities” elsewhere in this proxy statement/prospectus for additional information.

The Cohen Circle Board’s Reasons for Approval of the Business Combination

After careful consideration, the Cohen Circle Board recommends that Cohen Circle shareholders vote “For” the approval of the Business Combination Proposal. For a more complete description of the Cohen Circle Board’s reasons for the approval of the Business Combination and the recommendation of the Cohen Circle Board, see the section entitled “The Business Combination — Cohen Circle Board’s Reasons for Approval.”

Satisfaction of 80% Test

It is a requirement under the Cohen Circle’s amended and restated memorandum and articles of association and the Nasdaq listing requirements that the business or assets acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. In connection with its evaluation and approval of the Business Combination, the Cohen Circle Board determined that the fair market enterprise value of Kyivstar is $2.026 billion, based on, among other things, comparable company revenue and other financial performance multiples.

Extraordinary General Meeting

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on           , 2025, at            a.m., Eastern time, via live webcast at:            and at            , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Proposals

At the extraordinary general meeting, Cohen Circle shareholders will be asked to consider and vote upon the following Proposals:

1.      The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the Business Combination Agreement and the Business Combination (the “Business Combination Proposal” or “Proposal No. 1”);

2.      The Merger Proposal — to consider and vote upon a proposal to approve, by special resolution, the Merger and the Plan of Merger, pursuant to which the Merger Sub will merge with and into Cohen Circle with Cohen Circle as the surviving company and a direct, wholly owned subsidiary of Kyivstar Group Ltd., substantially in the form attached to this proxy statement/prospectus as Annex F (the “Merger Proposal” or “Proposal No. 2”); and

3.      The Adjournment Proposal — to adjourn, by ordinary resolution, the Cohen Circle EGM to a later date or dates, (i) to the extent necessary to ensure any required supplement or amendment to this proxy statement/prospectus is provided to Cohen Circle shareholders (ii) in order to solicit additional proxies from Cohen Circle shareholders in favor of the approval of one or more of the Proposals at the Cohen Circle EGM, or (iii) the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, be hereby approved, ratified and confirmed in all respects.

Voting Power; Record Date

You will be entitled to vote or direct that votes be cast at the virtual extraordinary general meeting if you owned shares of Cohen Circle Class A Ordinary Shares or Cohen Circle Class B Ordinary Shares at the close of business on           , 2025, which is the Record Date for the extraordinary general meeting. You are entitled to one vote for each share of Cohen Circle Class A Ordinary Shares or Cohen Circle Class B Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares outstanding in the aggregate, of which            were Public Shares and            were Founder Shares held by the initial shareholders.

Proxy Solicitation

Proxies may be solicited by mail. Cohen Circle has engaged            to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares online if it revokes its proxy before the extraordinary general meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Summary of the Proxy Statement/Prospectus — Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the Extraordinary General Meeting

A quorum of Cohen Circle shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if holders of a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares entitled to vote thereat attend virtually or are represented by proxy at the extraordinary general meeting. Abstentions will count as present for the purposes of establishing a quorum but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Cohen Circle does not expect any broker non-votes at the extraordinary general meeting because there are no routine proposals to be voted on at the extraordinary general meeting.

Approval of the Business Combination Proposal and the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by the holders of the Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares, voting as a single class, present in person or represented by proxy at the extraordinary general meeting and entitled to vote.

Approval of the Merger Proposal requires the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares, voting as a single class, present in person or represented by proxy at the extraordinary general meeting and entitled to vote.

The Closing is conditioned on the approval of the Business Combination Proposal and Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to Cohen Circle Shareholders

The Cohen Circle Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal is in the best interests of Cohen Circle and Cohen Circle shareholders and recommends that Cohen Circle shareholders vote “For” each Proposal being submitted to a vote of the Cohen Circle shareholders at the extraordinary general meeting.

When you consider the recommendation of the Cohen Circle Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as shareholders, Sponsors and certain of Cohen Circle’s officers and directors have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Please see the section entitled “The Business Combination — Interests of the Sponsors and Cohen Circle’s Directors and Officers in the Business Combination.”

Vote of the Sponsors and Cohen Circle’s Officers and Directors

Prior to the Cohen Circle IPO, Cohen Circle entered into a letter agreement with the Sponsors and Cohen Circle’s officers and directors, pursuant to which each agreed to vote any Cohen Circle Class A Ordinary Shares owned by them in favor of an initial business combination. The letter agreement applies to the Sponsors and Cohen Circle’s officers and directors, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other Proposals presented to Cohen Circle shareholders in this proxy statement/prospectus. As of the Record Date, the Sponsors and Cohen Circle’s officers and directors and certain affiliates own            Founder Shares, representing approximately           % of the Cohen Circle Class A Ordinary Shares then outstanding and entitled to vote at the extraordinary general meeting. Sponsors and Cohen Circle’s officers and directors have waived any redemption rights, including with respect to shares of Cohen Circle Class A Ordinary Shares purchased in the Cohen Circle IPO or in the aftermarket, in connection with the Business Combination. The Founder Shares held by Sponsors and Cohen Circle’s independent directors have no redemption rights upon Cohen Circle’s liquidation and will be worthless if no Business Combination is effected by Cohen Circle by October 10, 2026, subject to up to two additional one-month extensions pursuant to the Cohen Circle Articles. However, Sponsors and Cohen Circle’s officers and directors are entitled to redemption rights upon Cohen Circle’s liquidation with respect to any shares of Cohen Circle Class A Ordinary Shares they may own.

Interests of the Sponsors and Cohen Circle’s Directors and Officers in the Business Combination

Cohen Circle’s Directors, Executive Officers and the Sponsors and Its Affiliates Have Financial Interests in the Business Combination

The Sponsors and Cohen Circle’s directors and officers and their respective affiliates have interests in the Business Combination that may be different from, or in addition to, the interest of Cohen Circle’s shareholders and Cohen Circle’s warrant holders generally. These interests include, among other things:

(i)     the fact that the Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by October 10, 2026. Based on the closing price for the Public Shares of $           on Nasdaq on           , 2025, the value of the Founder Shares held by the Sponsors would be $          ;

(ii)    the fact that the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for their 715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units will expire worthless if a business combination is not consummated by October 10, 2026;

(iii)   the fact that the Sponsors are anticipated to hold 2.2% of issued and outstanding shares of Kyivstar Group Ltd. immediately following the Business Combination (assuming no redemptions of Cohen Circle shareholders and excluding the Vesting Securities which will not have vested as of the Closing Date);

(iv)   the fact that, given the differential in the purchase price that the Sponsors paid for the Founder Shares and the purchase price that the Sponsor paid for the Cohen Circle Private Placement Units as compared to the price of the Cohen Circle public shares and Cohen Circle Units and the substantial number of Cohen Circle Class A Ordinary Shares that the Sponsors will receive upon conversion of the Founder Shares and (as applicable) Cohen Circle Private Placement Warrants and Cohen Circle Class A Ordinary Shares underlying the Cohen Private Placement Units, the Sponsors can earn a positive return on their investment, even if Cohen Circle public shareholders have a negative return on their investment;

(v)    the fact that Cohen Circle’s initial shareholders have agreed not to redeem any Cohen Circle Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement entered into with Cohen Circle;

(vi)   the fact that Cohen Circle’s Sponsors will lose their entire investment if an initial business combination is not consummated by October 10, 2026;

(vii)  the fact that the Sponsors and officers and directors of Cohen Circle have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if Cohen Circle fails to complete an initial business combination by October 10, 2026;

(viii) the fact that Cohen Circle’s Sponsors, officers, directors and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investigating possible business targets and completing an initial business combination. However, if Cohen Circle fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Cohen Circle may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by October 10, 2026;

(ix)   the right of Cohen Circle’s Sponsors, officers and directors to transfer the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants following the Business Combination, subject to certain lock-up periods;

(x)    in the event of the liquidation of the Trust Account upon the failure of Cohen Circle to consummate a business combination by October 10, 2026, Cohen Circle Sponsor I, LLC has agreed to indemnify Cohen Circle to ensure that the proceeds in the Trust Account is not reduced below $10.05 per Cohen Circle Class A Ordinary Share, or such lesser per-Cohen Circle Class A Ordinary Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Cohen Circle has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to Cohen Circle, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle believes the likelihood of Cohen Circle Sponsor I, LLC having to indemnify the Trust Account is limited because it endeavors to have all third parties that provide products or services to it and prospective target businesses execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the trust account;

(xi)   the Sponsors (including their representatives and affiliates) and Cohen Circle’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to Cohen Circle. The Sponsors and our officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to Cohen Circle completing its initial business combination. Cohen Circle’s officers and directors may become aware of business opportunities which may be appropriate for presentation to Cohen Circle, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Cohen Circle’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Cohen Circle, subject always to applicable fiduciary duties under Cayman Islands law. Cohen Circle Second Amended and Restated Memorandum and Articles of Association provide that Cohen Circle renounces its interest in any corporate opportunity offered to any officer or director of Cohen Circle. This waiver allows Cohen Circle’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. Cohen Circle does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target;

(xii)  the officers and directors of Cohen Circle owe fiduciary duties to other companies. Betsy Z. Cohen, Chairman of the Board, President and Chief Executive Officer, is also a managing member of the general partner of Cohen Circle FinTech Ventures, L.P., and a managing member of the general partner of Radiate Capital Fund, L.P. Jan Hopkins Trachtman is President of The Jan Hopkins Group. Rochael Adranly is the owner and operator of Adranly Ventures, LLC. Walter C. Jones is currently a director at DFC;

(xiii) the fact that Cohen Circle’s officers and directors have not received any cash compensation in relation to the Business Combination. Determinations with respect to director and executive compensation after the Closing have not yet been made;

(xiv) the fact that the Business Combination Agreement provides for the continued indemnification of some of Cohen Circle’s existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

(xv)  the fact that Kyivstar Group Ltd. will enter into a registration rights agreement with Cohen Circle’s initial shareholders, which provides for customary registration rights to them and their permitted transferees.

The following table sets forth the compensation received or to be received by Cohen Circle’s Sponsors and their affiliates in connection with the Business Combination and the amount of securities issued to or to be issued to Cohen Circle’s Sponsor or their affiliates in connection with the Business Combination:

Entity/Individual	Amount of Compensation or Securities Issued	Consideration Paid or to be Paid
Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC	$25,000 per month until liquidation or completion of an initial business combination	Office space, administrative and shared personnel support services
	5,750,000 Cohen Circle Class B Ordinary Shares(1)	$25,000
	715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units	$7,150,000
	Up to $250,000 in working capital loans, which loans may be convertible into units at the business combination at a price of $10.00 per unit.	Working capital loans to finance transaction costs in connection with an initial business combination
	Up to $2,000,000 promissory note, which is not convertible	Working capital loans to finance transaction costs in connection with an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

____________

(1)      The Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares. In connection with the Closing, 2,155,000 Cohen Circle Class B Ordinary Shares held by the Sponsors will be surrendered to Cohen Circle and such shares shall be automatically cancelled without any conversion thereof or payment or other consideration therefor.

The reimbursements to be paid to the Sponsors and their respective directors, officers and affiliates (if any), the compensation paid to the Sponsors for office space, utilities and shared personnel support services pursuant to the administrative services agreement and the repayment of working capital loans made by the Sponsors to the SPAC and/or the conversion of such working capital loans into Kyivstar Group Ltd. Common Shares may result in a material dilution to the equity interests of non-redeeming Cohen Circle shareholders.

Interests of Others in the Business Combination

VEON Ltd. and the Seller and their respective directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interest of Cohen Circle’s shareholders and Cohen Circle’s warrant holders generally. These interests include, among other things:

(i)     VEON Ltd., through the Seller, owns 100% of VEON Holdings and the Ukrainian Subsidiaries. Following the Closing, the Seller will receive Kyivstar Group Ltd. Common Shares to be issued and allotted by Kyivstar Group Ltd. on the Closing Date. VEON Ltd. and the Seller thus are expected to have control over Kyivstar Group Ltd., VEON Holdings and the Ukrainian Subsidiaries following the Closing of the Business Combination. See “Risk Factors — Risks Related to our Relationship with VEON” for further information on how VEON Ltd. may exert its influence.

(ii)    Certain members of VEON Ltd.’s board and senior management, including           , will become directors and officers of Kyivstar Group Ltd.’s board of directors. For additional information on the proposed composition of Kyivstar Group Ltd.’s board of directors and senior management, see “Management of Kyivstar Group Ltd. Following the Business Combination.”

Redemption Rights

Pursuant to the Cohen Circle Articles, a Public Shareholder may request that Cohen Circle redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

a)      hold Public Shares; and

b)      prior to 5:00 p.m., Eastern Time, on           , 2025 (two business days prior to the vote at the Cohen Circle EGM), (i) submit a written request to Continental Stock Transfer & Trust Company, Cohen Circle’s transfer agent (“Transfer Agent”) that Cohen Circle redeem your Public Shares for cash, and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal, the Merger Proposal or any other Proposal presented to the Cohen Circle EGM. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Cohen Circle will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the Closing Date, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of           , 2025, this would have amounted to approximately $           per Public Share.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Cohen Circle’s consent, until the consummation of the Business Combination, or such other date as determined by the Cohen Circle Board. A Public Shareholder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Cohen Circle will be required to honor such request only if made prior to the deadline for exercising redemption requests. See the section in this proxy statement/prospectus entitled “The Cohen Circle Board Recommends That You Vote “For” Each of These Proposals — Redemption Rights” for a detailed description of the procedures to be followed if such holder wishes to redeem its Public Shares for cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Cohen Circle Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Cohen Circle Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.

In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on           , 2025 (two business days prior to the vote at the Cohen Circle EGM). Immediately following the consummation of the Business Combination, Cohen Circle will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.

Certain Information Relating to Kyivstar Group Ltd.

Listing of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq

Upon the closing of the Business Combination, the Cohen Circle Securities will be delisted from Nasdaq. Kyivstar Group Ltd. intends to apply to list the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq under the symbols KYIV and KYIVW, respectively, upon the closing of the Business Combination. Cohen Circle cannot assure you that the Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants will be approved for listing on Nasdaq.

Emerging Growth Company; Foreign Private Issuer; Controlled Company

Kyivstar Group Ltd. is an “emerging growth company” as defined in the JOBS Act. Kyivstar Group Ltd. will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the registration statement of which this proxy statement/prospectus is a part, (b) in which Kyivstar Group Ltd. has total annual gross revenue of at least $1.235 billion or (c) in which Kyivstar Group Ltd. is deemed to be a large accelerated filer, which means the market value of Kyivstar Group Ltd. Common Shares held by non-affiliates exceeds $700 million as of the last business day of Kyivstar Group Ltd.’s prior second fiscal quarter; and (ii) the date on which Kyivstar Group Ltd. issued more than $1.0 billion in non-convertible debt during the prior three-year period. Kyivstar Group Ltd. intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Kyivstar Group Ltd.’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting.

As a “foreign private issuer,” Kyivstar Group Ltd. will be subject to different U.S. securities law rules than domestic U.S. issuers. The rules governing the information that Kyivstar Group Ltd. must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Kyivstar Group Ltd. will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, as a “foreign private issuer,” Kyivstar Group Ltd.’s officers and directors and holders of more than 10% of the issued and outstanding Kyivstar Group Ltd. Common Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability.

After the consummation of the Business Combination, VEON Ltd., through the Seller, will own approximately 80% of the equity interests of Kyivstar Group Ltd. As a result, Kyivstar Group Ltd. will be a “controlled company” within the meaning of the rules of the Nasdaq. Under the Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that Kyivstar Group Ltd. has a remuneration committee that is composed entirely of independent directors and (iii) the requirement that Kyivstar Group Ltd.’s director nominations be made, or recommended to the full Kyivstar Group Ltd. Board, by the Kyivstar Group Ltd. independent directors or by a nomination committee that consists entirely of independent directors and that Kyivstar Group Ltd. adopt a written charter or board resolution addressing the nominations process. Kyivstar Group Ltd. intends to take advantage of some or all of the foregoing exemptions, and, as a result, Kyivstar Group Ltd. shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that Kyivstar Group Ltd. ceases to be a “controlled company,” it will be required to comply with these provisions within the transition periods specified in the Nasdaq corporate governance rules. See “Risk Factors — Kyivstar Group Ltd., as a “controlled company” within the meaning of the rules of the Nasdaq and will qualify for certain exemptions from Nasdaq corporate governance requirements” for additional information.

Comparison of Securityholder Rights

There are certain differences in the rights of Cohen Circle shareholders prior to the Business Combination and the rights of Kyivstar Group Ltd. shareholders after the Business Combination. Please see the section entitled “Comparison of Securityholder Rights” elsewhere in this proxy statement/prospectus for additional information.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to shareholders of Cohen Circle Class A Ordinary or Cohen Circle’s Public Warrant holders in connection with ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger Proposal, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, holders of Cohen Circle Class A Ordinary Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the Board of Directors of Cohen Circle has determined that the redemption proceeds payable to holders of Cohen Circle Class A Ordinary Shares who exercise such redemption rights represents the fair value of those shares.

See the section of this proxy statement/prospectus titled “The Extraordinary General Meeting of Cohen Circle — Appraisal or Dissenters’ Rights.”

Sources and Uses of Funds for the Business Combination

Under the Business Combination Agreement, the Business Combination will not be consummated unless all closing conditions are satisfied or, as applicable, waived. Assuming maximum redemptions by Cohen Circle Public Shareholders and based on the assumptions set forth under the section of this proxy statement/prospectus titled “Frequently Used Terms and Basis of Presentation,” it is anticipated that the securities of Kyivstar Group Ltd. issued and outstanding immediately following the Closing would be worth approximately $2.26 billion.

As of the record date, Cohen Circle had $          cash held in the Trust Account. Cohen Circle intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned (less income taxes payable), to complete the Business Combination, after payment to Cohen Circle Public Shareholders who have validly redeemed their Cohen Circle Public Shares upon the consummation of the Business Combination. Any remaining amount will be held in a segregated bank account designated by Kyivstar Group Ltd. for its immediate use in accordance with the Business Combination Agreement.

To finance transaction costs in connection with the Business Combination, or in connection with additional deposits into the Trust Account to extend the time available to Cohen Circle to consummate the Business Combination, the Sponsors may extend an aggregate of up to $250,000 Working Capital Loans and may extend additional Working Capital Loans in the future, to Cohen Circle. The Sponsors may convert the Working Capital Loans into Cohen Circle Units upon the consummation of the Business Combination.

On April 2, 2025, Cohen Circle issued a promissory note to Cohen Circle Sponsor I, LLC for up to an aggregate principal amount of $2,000,000. The promissory note is non-interest bearing and all outstanding amounts under the promissory note will be due on the Closing Date. No portion of the amounts outstanding under the promissory note may be converted into units of Cohen Circle.

U.S. Federal Income Tax Considerations

For a detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see the sections titled “Certain Tax Considerations — U.S. Federal Income Tax Considerations” in this proxy statement/prospectus.

Material Bermuda Tax Considerations

In December 2023, the Government of Bermuda introduced the Corporate Income Tax Act 2023 (“CIT Act”), in line with the Pillar Two tax rules, published by the OECD/G20 Inclusive Framework on BEPS, which imposed a 15% corporate income tax on certain Bermuda-based entities for fiscal years beginning on or after January 1, 2025. The CIT Act applies to any entity (i) incorporated, formed, or organized in Bermuda, unless such entity is a tax resident in another jurisdiction under the laws of that jurisdiction based on its location of management and control, or (ii) that has a permanent establishment in Bermuda, if in either case that entity is a member of an ‘In Scope MNE Group’ (i.e., with respect to a fiscal year beginning on or after January 1, 2025, member of a group of entities related through ownership and control that has an annual revenue of 750 million euros or more in a fiscal year, pursuant to the consolidated financial statements of the ultimate parent entity, in at least two of the four fiscal years immediately preceding the fiscal year, and such group includes at least one entity located in a jurisdiction that is not the parent entity’s jurisdiction), regardless of any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966. In accordance with applicable United Arab Emirates tax regulations, Kyivstar Group Ltd. is expected to be a resident of the United Arab Emirates for tax purposes. As the CIT Act seeks to mitigate potential double taxation, Kyivstar Group Ltd. will work with the Bermuda authorities to confirm its position as a tax-resident entity in the United Arab Emirates ahead of its mandatory filings under the CIT Act rules.

Noting the above, under current Bermuda law, Kyivstar Group Ltd. is not expected to be subject to tax in Bermuda on its income or capital gains.

Furthermore, Kyivstar Group Ltd. has obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any additional legislation imposing tax computed on gains, that tax will not be applicable to us until March 31, 2035. This undertaking does not, however, prevent the imposition of CIT or of any tax or duty on persons ordinarily resident in Bermuda or any property tax on real property interests Kyivstar Group Ltd. may have in Bermuda. Kyivstar Group Ltd. pays an annual government fee in Bermuda based on its authorized share capital and share premium and regulatory oversight fee applicable to all non-resident Bermuda companies. The annual government fee applicable to us is currently $8,780, and the regulatory oversight fee is $500.

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of the Kyivstar Group Ltd. Common Shares or on any payments in respect of the Kyivstar Group Ltd. Common Shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, Cohen Circle will be treated as the “acquired” company for financial reporting purposes, and Kyivstar Group Ltd. will be the accounting “acquirer.” The net assets of Cohen Circle will be stated at historical cost, with no goodwill or other intangible assets recorded. Please see the section entitled “The Business Combination — Anticipated Accounting Treatment of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information — Accounting Treatment of the Business Combination” included elsewhere in this proxy statement/prospectus for additional information.

Price Range of Securities and Dividends

Cohen Circle

The Cohen Circle Units, each of which consists of one share of Cohen Circle Class A Ordinary Shares and one-third of one Cohen Circle Public Warrant to acquire one share of Cohen Circle Class A Ordinary Shares, began trading on Nasdaq under the symbol “CCIRU” on October 11, 2024. On November 29, 2024, Cohen Circle announced that holders of its Cohen Circle Units could elect to separately trade the Cohen Circle Class A Ordinary Shares and Public Warrants commencing December 2, 2024. On December 2, 2024, the Cohen Circle Class A Ordinary Shares and Public Warrants began trading on Nasdaq under the symbols “CCIR” and “CCIRW,” respectively.

On March 17, 2025, the trading date before the public announcement of the Business Combination, the Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Public Warrants closed at $12.08, $11.50 and $1.55, respectively. As of the Record Date, the closing price for each Cohen Circle Unit, share of Cohen Circle Class A Ordinary Shares, and Public Warrant was $          , $           and $          , respectively.

Cohen Circle has not paid any cash dividends on its Cohen Circle Class A Ordinary Shares to date and does not intend to pay cash dividends prior to the Closing of the Business Combination.

VEON Holdings and Kyivstar

Historical market price information regarding the common shares of VEON Holdings and JSC Kyivstar is not provided because neither have a public market.

Kyivstar Group Ltd.

Historical market price information regarding Kyivstar Group Ltd. Common Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Kyivstar Group Ltd. Common Shares. Please see the section entitled “Price Range of Securities and Dividends” elsewhere in this proxy statement/prospectus for additional information.

Risk Factor Summary

Kyivstar’s business and an investment in Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants are subject to numerous risks and uncertainties. In evaluating the Proposals, you should carefully read this proxy statement/prospectus, including the financial statements and annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include:

•        risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties; the resulting volatility in the Ukrainian hryvnia; our ability to operate and maintain our infrastructure; sanctions (including any reputational harm from certain of the beneficial owners of one of VEON’s shareholders, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) and other legal considerations that could increase the risk of nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•        risks related to JSC Kyivstar’s ability to declare and pay dividends and restrictions on its ability to make certain payments abroad (such as investments, interest and principal payments on loans, financing of any affiliate companies or representative offices offshore) resulting from the imposition of martial law in Ukraine and/or other legal restrictions in Ukraine relating to the ongoing war;

•        risks related to Kyivstar Group Ltd.’s principal asset following the Business Combination being its interest in Kyivstar, and its dependence on Kyivstar for distributions, which may be restricted or prohibited;

•        risks related work stoppages and other labor matters, including mobilization;

•        risks related to investing in frontier markets, which are subject to greater risks than investing in more developed markets, including political and economic instability, regulatory and legal uncertainty, social unrest and conflict;

•        risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures, including the costs associated with such events and the reputational harm that could arise therefrom;

•        risks relating to the international economic environment, inflationary pressures, geopolitical developments and unexpected global events;

•        risks related to our ability to grow our communications and digital service offerings, including the demands such strategy places on management, the need to obtain necessary approvals and the challenges of successfully integrating acquired businesses;

•        risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers;

•        risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by Ukrainian governmental and other regulatory bodies and courts;

•        risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•        risks relating to our operations, including regulatory uncertainty regarding our service offering, licenses and approvals or consents required from governmental authorities in relation thereto, frequency allocations, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, interconnection agreements, equipment failures and competitive offering and pricing pressures;

•        risks related to developments from competition, unforeseen or otherwise, including our ability to keep pace with technological changes and evolving industry standards;

•        risks associated with the market price of Kyivstar Group Ltd. Common Shares, which may be volatile or may decline regardless of Kyivstar Group Ltd.’s operating performance;

•        risks related to Kyivstar Group Ltd.’s status as a foreign private issuer, including that Kyivstar Group Ltd. will follow certain home country governance practices rather than the corporate governance requirements of Nasdaq;

•        risks related to Kyivstar Group Ltd.’s status as an emerging growth company, including reduced public company reporting requirements; and

•        risks related to Kyivstar Group Ltd.’s status as a “controlled company” within the meaning of the Nasdaq rules, and as a result of VEON’s majority ownership and voting power, VEON will continue to have significant influence over Kyivstar Group Ltd., which could limit your ability to influence the outcome of key transactions, including a change of control.

Summary Historical Combined Financial Information of Kyivstar Group Prior to the Business Combination

The following table shows summary historical financial information of Kyivstar Group for the periods and as of the dates indicated.

The summary historical financial information of Kyivstar Group and its subsidiaries as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 were derived from the unaudited condensed combined financial statements of VEON Holdings B.V. included elsewhere in this proxy statement/prospectus. The summary historical financial information of Kyivstar Group as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 were derived from the audited combined financial statements of VEON Holdings B.V. included elsewhere in this proxy statement/prospectus. All amounts reflected below are in U.S. dollars.

The following summary historical financial information should be read together with the financial statements and accompanying notes and “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace VEON Holdings B.V.’s financial statements and the related notes. Kyivstar Group’s historical results are not indicative of the combined company’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Kyivstar Group, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the sections entitled “Summary to the Proxy Statement/Prospectus — Parties to the Business Combination — JSC Kyivstar” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

USD in millions	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Revenue	255	186	919	915
Other operating income	—	—	1	1
Service costs	(24)	(24)	(100)	(94)
Selling, general and administrative expenses	(91)	(69)	(305)	(284)
Depreciation, amortization and impairments	(46)	(44)	(166)	(177)
(Loss)/gain on disposal of non-current assets	—	—	(1)	2
Operating profit	94	49	348	363
Finance income	7	8	40	35
Finance costs	(21)	(21)	(82)	(82)
Other non-operating gain/(loss), net	(1)	1	2	(8)
Net foreign exchange gain/(loss)	(21)	8	39	38
Profit before tax	58	45	347	346
Income taxes	(14)	(9)	(64)	(65)
Profit for the period	44	36	283	281

USD in millions	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Non-current assets	1,061	1,001	1,279
Current assets	1,291	1,208	704
Net investment	(1,141)	(1,080)	(887)
Non-current liabilities	(271)	(242)	(831)
Current liabilities	(940)	(887)	(265)
USD in millions	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Net cash generated from operating activities	128	83	430	413
Net cash used in investing activities	(64)	(103)	(132)	(327)
Net cash used in financing activities	(30)	(7)	(37)	(88)
Net change in cash and cash equivalents	34	(27)	261	(2)
Net foreign exchange difference	4	(3)	(12)	(5)

Non-IFRS Financial Measures

USD in millions	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Adjusted EBITDA	140	93	515	538

We use Adjusted EBITDA, a non-IFRS financial measure, to supplement our consolidated financial statements, which are presented in accordance with IFRS. We use Adjusted EBITDA in addition to our results determined in accordance with IFRS in order to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries because they provide consistency and comparability with past financial performance. Our computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, including VEON.

For additional information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators and Non-IFRS Financial Measures.”

Summary Historical Consolidated Financial Information of Cohen Circle

The following table shows summary historical financial information of Cohen Circle for the periods and as of the dates indicated.

The summary historical financial information of Cohen Circle as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 were derived from the unaudited historical financial statements of Cohen Circle included elsewhere in this proxy statement/prospectus. The summary historical financial information of Cohen Circle as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 were derived from the audited historical financial statements of Cohen Circle included elsewhere in this proxy statement/prospectus. All amounts reflected below are in U.S. dollars.

The following summary historical financial information should be read together with the financial statements and accompanying notes and “Cohen Circle Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The financial summary historical financial information in this section is not intended to replace Cohen Circle’s financial statements and the related notes. Cohen Circle’s historical results are not indicative of the combined company’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Cohen Circle, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the sections entitled “Summary to the Proxy Statement/Prospectus — Parties to the Business Combination — Cohen Circle” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Statement of operations data (USD, except share and per share data):	Three months ended March 31, 2025	Three months ended March 31, 2024	For the year ended December 31, 2024	For the year ended December 31, 2023
General and administrative costs	2,204,917	5,168	113,324	377,628
Loss from operations	(2,204,917)	(5,168)	(113,324)	(377,628)

Other income:
Interest earned on marketable securities held in Trust Account	2,443,761	—	2,219,247	—
Total other income	2,443,761	—	2,219,247	—

Net income (loss)	238,844	(5,168)	2,105,923	(377,628)

Weighted average shares outstanding of Class A redeemable ordinary shares	23,000,000	—	4,852,055	—
Basic net income per Class A redeemable ordinary share	0.01	—	0.17	—
Weighted average shares outstanding of Class A redeemable ordinary shares	23,000,000	—	4,852,055	—
Diluted net income per Class A redeemable ordinary share	0.01	—	0.16	—
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares	8,620,000	6,900,000	7,262,849	6,900,000
Basic net income (loss) per Class A and B non-redeemable ordinary share	0.01	(0.00)	0.17	(0.05)
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares	8,620,000	—	8,055,836	—
Diluted net income per Class A and B non-redeemable ordinary share	0.01	—	0.16	—
Balance sheet data:	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Total assets	236,209,156	234,426,767	100
Total liabilities	11,507,885	9,964,340	419,607
Class A ordinary shares subject to possible redemption	235,813,008	233,369,247	—
Shareholders’ deficit	(11,111,737)	(8,906,820)	(419,507)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information gives effect to the Business Combination. We expect Kyivstar Group Ltd. will be the accounting “acquirer” and expect to account for the Business Combination as a capital reorganization, in accordance with IFRS.

The following summary unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with the following information appearing elsewhere in this proxy statement/prospectus:

•        the historical audited financial statements of VEON Holdings and Cohen Circle, and their respective related notes, for the applicable periods;

•        the sections entitled “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cohen Circle Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•        the more detailed unaudited pro forma condensed combined financial information included in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information;”

•        the accompanying notes to the unaudited pro forma condensed combined financial information; and

•        other financial information included elsewhere in this proxy statement/prospectus.

The summary unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what actual results of operations or financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future results of operations or financial position of the combined entities.

The pro forma adjustments that give effect to the Business Combination and the related transactions are discussed in further detail in the footnotes to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

The summary unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Cohen Circle Class A Ordinary Shares subject to possible redemption for cash:

•        Scenario 1 — Assuming No Redemptions.    This presentation assumes that no Public Shareholders exercise redemption rights with respect to Cohen Circle Class A Ordinary Shares for a pro rata share of the funds in the Trust Account;

•        Scenario 2 — Assuming 50% Redemptions.    This presentation assumes that Public Shareholders holding 11,500,000 Cohen Circle Class A Ordinary Shares will exercise their redemption rights for approximately $119 million of funds in the Trust Account.

•        Scenario 3 — Assuming Maximum Redemptions.    This presentation assumes that Public Shareholders holding 18,169,082 Cohen Circle Class A Ordinary Shares will exercise their redemption rights for approximately $188 million of funds held in the Trust Account.

The following table summarizes the pro forma Kyivstar Group Ltd. Common Shares outstanding as of December 31, 2024, under the three scenarios listed above. Further, we anticipate that, upon completion of the Business Combination, the approximate ownership interests of Kyivstar Group Ltd., will be as set forth in the table below:

Summary of each scenario

Equity Capitalization at Closing(1)

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
	Ownership in Shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
VEON Amsterdam B.V.	190,526,570	87.2%	202,026,570	92.4%	208,695,652	95.5%
Cohen Circle Public Shareholders	23,000,000	10.5%	11,500,000	5.3%	4,830,918	2.2%
Sponsors	5,027,500	2.3%	5,027,500	2.3%	5,027,500	2.3%

____________

(1)      Excludes (i) 1,437,500 Vesting Securities that will not have vested as of the Closing Date, (ii) the number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from 7,666,667 Cohen Circle Warrants that are only exercisable 30 days after the Closing Date and (iii) issuances pursuant to the long-term equity incentive plan to be implemented equal to at least 3.0% of the total outstanding common shares of Kyivstar Group Ltd. on a fully diluted basis.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including matters addressed in the “Cautionary Note Regarding Forward-Looking Statements” before you decide whether to vote or instruct your vote to be cast to approve the Proposals. These risks could have a material adverse effect on the business, results of operations or financial condition of Kyivstar and could adversely affect the trading price of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants. Kyivstar will face additional risks and uncertainties that are not presently known to it, or that Kyivstar currently deems immaterial, which may also impair its business and financial condition. The following discussion should be read in conjunction with the section entitled “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes thereto included in this proxy statement/prospectus.

Risks Related to the Business and Industry of Kyivstar

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Kyivstar” refer to VEON Holdings B.V. and its subsidiaries, including JSC Kyivstar, which are presented in the VEON Holdings B.V. audited combined financial statements included in this proxy statement/prospectus.

Risks Related to the War in Ukraine

We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.

The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects. As a leading telecommunications provider in Ukraine, we have been adversely impacted by the war in Ukraine. We expect to continue to face challenges with our performance in Ukraine, which may be exacerbated as the war continues. Furthermore, an escalation of the war could result in further instability or worsening of the overall political and economic situation in Ukraine, Europe and/or in the global economy, which may, in turn, adversely impact our business and results of operations. Due to the highly uncertain environment and inherent danger in Ukraine, it is difficult to execute comprehensive contingency planning in Ukraine.

The ongoing war in Ukraine and its direct and indirect consequences have impacted and, if the war is prolonged or escalates, may continue to significantly impact our infrastructure and assets. Due to the nature of the war, we cannot assess with certainty whether destructive events are likely to occur, and these events may occur suddenly and without warning. Specifically, the ongoing war has caused partial damage to our sites. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — The War in Ukraine.”

Certain of our key infrastructure and assets located within Ukraine could be seized or may be subject to appropriation if Russian forces obtain control of the regions within Ukraine where those assets are situated These actions, if they occur, could have an adverse effect on our ability to continue to operate. Our ability to provide services may be impaired if our infrastructure is significantly damaged, destroyed or occupied. We maintain an arm’s-length relationship with Ukraine’s leading telecommunications infrastructure provider, Ukraine Tower Company (“UTC”). As of December 31, 2024, we and UTC jointly owned and operated approximately 15,500 sites, 1,000 of which were added in 2023 and 1,000 of which were added in 2024. As of December 31, 2024, we held approximately 6,800 tower sites. Approximately 1,000 additional sites were contemplated to be transferred to UTC in 2023, but restrictions on assets located on state or communal property related to the imposition of martial law in Ukraine caused the transaction to be put on hold. Subject to management and board approval, such sites may be transferred to UTC in the future once restrictions are lifted. See “Kyivstar Relationships and Related Party Transactions — Ukraine Tower Company Agreements.” We and UTC have experienced partial destruction of our infrastructure (about 5.3% of our combined telecommunication network has been damaged or destroyed, of which about 82% has been restored as of December 31, 2024). Approximately 6% of our combined telecommunication network was not functional and located in the Russian-occupied territories as of December 31, 2024. There can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets in Ukraine have a power source. As of December 31, 2024, we funded the installation of approximately

2,600 generators (stationary diesel generators, mobile diesel generator and third-party stationary diesel generators) and approximately 176,000 additional batteries for backup capacity and improved network resilience. There can be no assurance that such capacity will be sufficient to meet regulatory requirements or improve our network resilience. If we do not maintain adequate backup capacity, we could be subject to fines and reputational harm, which could adversely affect our business and results of operations.

The ongoing war in Ukraine, and related economic sanctions and export control actions against Russia, have also led to a surge in certain commodity prices and other inflationary pressures, which has had an effect on our operating costs and on our customers (and their spending patterns). For example, our blended electricity tariff (the average price we pay for electricity) increased by 27.3% in 2024 and 28.1% in 2023. Although commodities prices have generally fallen below their pre-war levels, if the global supply of certain commodities is further restricted as a result of geopolitical or other developments, additional sanctions on fossil fuel exports from Russia are imposed or the existing sanctions are accelerated or tightened, the price increases for related products may be exacerbated. Such price increases or other inflationary pressures and increased fuel prices make it more expensive for us to operate and power our networks and may cause further strain on our customers. See “— Risks Related to our Operations — The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.”

We have incurred additional maintenance capital expenditures to maintain, and repair damage to, our mobile and fixed-line telecommunications infrastructure resulting from the ongoing war. For the year ended December 31, 2024, our costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecom network in the event of further attacks on the energy infrastructure) and other costs were approximately UAH 1,866.8 million ($45.3 million). We expect these costs will continue, and could increase, while the war in Ukraine persists, which could have a material adverse effect on our business and prospects.

Further, restrictions applicable in Ukraine to all foreign-owned companies, in addition to sanctions, have led to limitations on our ability to upstream funds from Kyivstar to VEON. In addition, we are subject to restrictions on making certain payments abroad (such as investments, interest and principal payments on loans, financing of any affiliate companies or representative offices offshore). To the extent that the Ukrainian Government may have concerns about the links of certain of VEON’s shareholders to individuals sanctioned in Ukraine, potential prohibitions on the transfer of technology and intellectual property rights to Kyivstar from VEON, along with prohibitions on renting state property and land and prohibitions on participation in public procurement impacting business to government revenue, may also apply.

Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing war in Ukraine.

The combined financial statements included in this proxy statement/prospectus have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing war in Ukraine and the uncertainty of further sanctions in response to the ongoing war that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by U.S. Public Company Accounting Oversight Board standards) on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our customer base, security risks, potential new sanctions and export controls imposed by the United States, the European Union and the United Kingdom that could potentially impact VEON’s ability to transfer technology and intellectual property rights to Kyivstar, renting of state property and land, prohibitions on participation in public procurement impacting business to government revenue and our financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in our audited combined financial statements included elsewhere in this proxy statement/prospectus in the aggregate, our independent registered public accounting firm, in its report on our combined financial statements as of and for the years ended December 31, 2024 and 2023, has emphasized management’s conclusion on Note 1 — General Information to our audited combined financial statements included elsewhere in this proxy statement/prospectus that there is substantial doubt about our ability to continue as a going concern for at least 12 months after the date that the combined financial statements included elsewhere in this proxy statement/prospectus have been issued. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing war in Ukraine and potential for further sanctions and counter-sanctions, and future imposition of external administration over our Ukrainian operations, there can be no assurance that we will be successful in implementing these initiatives or that the contingencies outside of our control will not materialize. See Note 1 — General Information to our audited combined financial statements included elsewhere in this proxy statement/prospectus for a more detailed discussion of the going concern emphasis paragraph.

We have suffered reputational harm as a result of the ongoing war in Ukraine.

The following ultimate beneficial owners of LetterOne, a 45.46% shareholder in VEON, are the target of sanctions in the European Union, United States and United Kingdom: Mikhail Fridman and Petr Aven (collectively, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. Mr. Aven was not a member of VEON’s board of directors. We understand, based on a memorandum provided by LetterOne that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively). We further understand from LetterOne that Messrs. Fridman and Aven cannot exercise voting rights as LetterOne shareholders. In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman and Petr Aven, as well as Andrey Kosogov, who is also a shareholder in LetterOne (holding approximately 47.24% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022 and updated February 28, 2023, October 1, 2023 and April 25, 2024).

LetterOne has not been listed as a designated person under the United States’, United Kingdom’s or the European Union’s sanctions. Further, neither we nor VEON have been named as, and we have each concluded that we are otherwise not, the target of the United States’, United Kingdom’s, the European Union’s or Ukraine’s sanctions. Sanctions targeting Messrs. Fridman and Aven do not impose a prohibition on EU, UK, or U.S. persons conducting business with VEON. However, in the event that parties targeted by U.S. blocking regulations were to own 50% or more of VEON’s publicly listed shares, we and VEON could ourselves become blocked parties and U.S. persons would be restricted from dealing with us absent an exception, exemption, or authorization. These restrictions would impact their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. Our operations, access to capital and the price of our securities would also be severely negatively impacted as a result.

As a result of the association of Designated Persons with LetterOne, even after the sale of VEON’s Russian operations, VEON has suffered and may continue to suffer reputational harm, which may directly or indirectly impact us. Moreover, notwithstanding the sale of VEON’s Russian operations, some multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with us or companies that they perceive to be affiliated with Russia (i.e., self-imposed sanctions), as a result of the ongoing war in Ukraine. In addition, even where multinational companies and firms are willing to transact with us, we have been and may continue to be subject to lengthy due diligence processes that at times cause significant delays in the transaction process. To the extent that the ongoing war in Ukraine continues or further escalates, the list of companies and firms refusing to transact with companies they determine or perceive to be Russian or Russian-affiliated, including as a result of ultimate beneficial owners, may continue to grow.

Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the companies that are perceived to be Russia-based or Russian-affiliated companies were the target of government-imposed sanctions. In the event the association of LetterOne’s involvement continues to have an impact on certain of our operations, the inability or reduction in business with our key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects.

We may face the risk of nationalization or confiscation of our operations and assets.

Nationalization legislation and actions

In May 2023, pursuant to existing Ukrainian nationalization laws (the “Nationalization Laws”), the President of Ukraine signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. Furthermore, as part of the measures adopted by Ukraine in response to the ongoing war with Russia, amendments to the Nationalization Laws have been approved by the Ukrainian Parliament and, as of the date of this proxy statement/prospectus, are awaiting signing by the President of Ukraine (the “Nationalization Laws Amendments”).

Among other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with a close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. It is currently unclear when the President of Ukraine will sign the Nationalization Laws Amendments into law, if at all.

Separately, in April 2023, the Ukrainian Parliament approved measures to allow for the nationalization of Sense Bank (previously known as Alfa Bank), one of Ukraine’s largest commercial banks, on the basis that Sense Bank is a systemically important bank in Ukraine and it had shareholders that were sanctioned by Ukraine, including Mikhail Fridman and Petr Aven, who are shareholders in LetterOne.

Corporate rights seizure

From October 6, 2023 through November 29, 2024, the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings, which are unrelated to VEON or Kyivstar, were initiated in Ukraine against Mikhail Fridman and are still in progress. After the announcement of the Security Service of Ukraine (“SSU”), we received notification from our local custodian that the following percentages of the corporate rights in VEON’s subsidiaries had been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi. The freezing of these corporate rights prevented any transactions involving the shares of Kyivstar proceeding.

We promptly appealed the freezing order imposed by the Ukrainian court. On October 30, 2023, VEON announced that two appeals had been filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskyi District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in Kyivstar, Kyivstar.Tech and Helsi Ukraine.

Subsequently, on November 29, 2024 the Shevchenkivskyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar, 100% of VEON’s corporate rights in its “other Ukrainian subsidiaries”: Ukraine Tower Company, Kyivstar.Tech and Helsi (for which 69.99% was frozen by the Ukrainian courts). The decision fully removed the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on us and Ukraine Tower Company. See “Business of Kyivstar and Certain Information About Kyivstar — Freezing of Corporate Rights in Kyivstar.”

Following the decision of the Shevchenkivskyi District Court of Kyiv, we are continuing to work with our local custodian to remove any remaining restrictions in respect of corporate rights; however, there can be no assurance that such removal will be achieved and we cannot rule out the possibility that Ukrainian courts may in the future freeze, or impose the same or different restrictions on, our corporate rights. See “Business of Kyivstar and Certain Information About Kyivstar — Blocking of Voting Rights of VEON in Kyivstar.”

Government powers under martial law

On February 24, 2022, Ukraine declared martial law and introduced measures in response to the ongoing war with Russia. In February 2022, the Ukraine Security Council Secretary indicated that, at the end of the application of martial law, assets which the Ukrainian government has taken control of pursuant to the martial law can be returned to their owners or such owners may be appropriately compensated. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends. On April 15, 2025, the Ukrainian parliament approved the extension of the martial law period to August 7, 2025. This extension was signed by the President of Ukraine on April 18, 2025. Currently, it is not possible to predict how long the martial law in Ukraine will last, whether any additional restrictions will be introduced or how long the restrictions will last. There can be no assurance that the Ukrainian authorities will not further extend or use its powers under martial law in ways that will materially and adversely affect our operations and financial condition.

Amending sanctions legislation

In April 2024, draft amendments to the Law of Ukraine “On Sanctions” of August 14, 2014 were introduced in the Ukrainian Parliament (the “Sanctions Law Amendments”), which could be applicable to our business. Under the proposed Sanctions Law Amendments, the Ukrainian government may petition the relevant Ukrainian court to confiscate 100% of the corporate rights in any Ukrainian company if a person sanctioned by Ukraine, directly or indirectly holds a stake in such company, regardless of the percentage of the stake or the manner in which it is held. Following such confiscation, shares in such companies that are attributable to non-sanctioned persons would be held in escrow and would eventually be redistributed to such non-sanctioned persons upon application for redistribution.

The voting and dividend rights of non-sanctioned persons would be suspended from the moment the shares are placed into escrow until redistribution. If non-sanctioned persons fail to apply for formalization of their ownership within five years from the confiscation, their shares would be transferred to the state of Ukraine without compensation. In August 2024, the Sanctions Law Amendments were withdrawn but the possibility cannot be excluded that similar proposals may be introduced in the Ukrainian Parliament at a later date.

Further, on January 14, 2025, the Ukrainian government registered in the Parliament the Draft Law on Amendments to the Criminal Code of Ukraine and the Criminal Procedure Code of Ukraine and the Law of Ukraine “On Sanctions” regarding the establishment of liability for violation of special economic and other restrictive measures. Under the proposed laws, certain actions pertaining to the violation and circumvention of certain sanctions restrictions would be criminally punishable. On June 3, 2025, the Parliament approved the Draft Law on Amendments to the Criminal Code of Ukraine and the Criminal Procedure Code of Ukraine and the Law of Ukraine “On Sanctions” in the first reading. The Draft Law is subject to a second reading in the Parliament.

Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andrey Kosogov due to their ownership in LetterOne in October 2022. These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON or Kyivstar as these individuals are not part of VEON’s corporate governance mechanisms nor are they able to exercise any rights regarding VEON or Kyivstar. However, we cannot rule out the potential impact of these sanctions on banks’, lenders’ and other parties’ readiness to transfer dividends in the event the above restrictions are lifted, or the nationalization risk such measures pose to us. Furthermore, the government of Russia has introduced countermeasure sanctions which have subjected or could subject us and our employees to restrictions or liabilities, which could include international funds transfer restrictions, asset freezes or other restrictive measures.

The sanctions against certain of VEON’s beneficial owners posed further challenges to our business and operations. For example, certain multinational companies and firms have chosen of their own accord to cease transacting with companies they perceive to be affiliated with Russia, because of the war and we may continue to be impacted by these actions as a result of the association with LetterOne. We have faced challenges and expect we will continue to face challenges in conducting business, including with international financial institutions, rating agencies, auditors and international equipment suppliers, including suppliers of our telecommunications equipment, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. See “— We have suffered reputational harm as a result of the ongoing war in Ukraine.”

In addition, we may face increased challenges with appointing international financial institutions as a result of the issuance of Executive Order 14114 in December 2023, which amended Executive Order 14024, to authorize the U.S. Secretary of the Treasury to impose sanctions on non-US financial institutions in the event it determines such institutions have conducted or facilitated any significant transaction or transactions, or provided any service, involving companies operating in Russia’s technology sector among others sectors. Moreover, if we become the target of U.S., EU or U.K. sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. See “— Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.”

Government prosecution

According to press reports, on September 25, 2024, the Ministry of Justice of Ukraine filed a suit with the Ukraine High Anti-Corruption Court seeking confiscation of the shares in various companies related to Mikhail Fridman, Petr Aven and Andrey Kosogov and the company Rissa Investments Limited, in which certain of these individuals hold an interest. None of the shares reported to be targeted by such action are related to VEON or Kyivstar. However, we cannot rule out the possibility that we may be the target of, or may otherwise be impacted by, similar actions against the aforementioned LetterOne shareholders, given the previous restrictions on us as a result of LetterOne’s VEON shareholdings.

We have seen and may continue to see changes in customer demand due to migration and population shifts.

Customer demand for our services may increase or decrease depending on the fluctuations in the Ukrainian population as a result of Ukrainians relocating in or out of the country due to the ongoing war. For example, as of February 2025, the United Nations High Commissioner for Refugees estimated that approximately 6.8 million refugees from Ukraine have been recorded globally, and the country has sustained significant damage to infrastructure and assets.

If the ongoing war persists and Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, we could lose a significant number of subscribers, which could have a material impact on our customer base, as well as their use and spending on our services. We may also experience fluctuations in the demand for our services if our customers experience difficulties in accessing or using our products and services outside of Ukraine, either as a result of roaming arrangements with our network providers or as a result of switching to a different provider on a temporary or permanent basis. We have experienced a decline in revenue generated from international mobile termination rates (“MTRs”) charged to Ukrainian customers due to EU policies implemented that regulate roaming charges for Ukrainians. We expect these policies and decrease in rates charged to Ukrainian customers to continue, with Ukraine and the European Union extending, in April 2023, the arrangements for Ukraine’s access to free roaming areas (first introduced in April 2022) until July 2025.

In June 2024, Ukrainian President Volodymyr Zelenskyy signed a law establishing a single roaming area with the EU, ensuring that Ukrainian mobile users can continue to use their devices in EU countries without additional charges and vice versa for EU visitors in Ukraine. The European Commission has continued its efforts to integrate Ukraine into the EU roaming area, which could eliminate roaming charges for Ukrainian customers indefinitely throughout the European Union if adopted, which could have a material impact on our business, financial conditions and results of operations.

Risks Related to our Market

We operate in highly competitive markets, and as a result may have difficulty expanding our customer base or retaining existing customers.

The market in which we operate is highly competitive in nature, and we expect that competition will continue to increase. Competition may be intensified by further consolidation of or strategic alliances among our competitors, as well as new entrants in our markets. For example, the broadband segment in Ukraine has almost 2,000 operators in total, with the top three providers, based on number of subscribers, being Kyivstar, Ukrtelecom and Lifecell (formally known as Volia), which had a combined 24% of total market subscribers on average for the year ended December 31, 2024.

Our financial performance has been and will continue to be impacted by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and digital services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining and engaging customers. See “Business of Kyivstar and Certain Information About Kyivstar — Competition.”

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:

•        society- or industry-wide impacts creating fundamental changes to customer behavior or customers’ purchasing power and potential regulatory or competitive practices encouraging price-based competition or price caps may harm our revenue growth potential;

•        with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict future business drivers with certainty, and we cannot assure you that we will adapt to these changes at a competitive pace. See “— We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business”;

•        we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, lower fees for digital services, handset subsidies or increased dealer commissions;

•        the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish. See “— We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business”;

•        we may be unable to deliver a better customer experience relative to our competitors, or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our market share;

•        as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, cloud services, big data, digital TV, digital health and other services, we may encounter a greater number of competitors that provide similar services;

•        the liberalization of the regulations in Ukraine could greatly increase competition;

•        competitors may operate more cost-effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill and more control over domestic transmission lines;

•        current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;

•        reduced demand for bundled services could impact our future profitability;

•        competition from OTT players offering similar functionality to us may increase, including digital providers offering voice over internet protocol (“VoIP”) calling, internet messaging and other digital services which compete with our telecommunications services;

•        our competitors may offer integrated customer experiences, or may choose to develop OTT services, which may increase the competition we are facing; and

Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets.

Our operations are located in Ukraine and Uzbekistan, which are frontier markets. Investors should fully appreciate the significance of the risks involved in investing in a Ukrainian-based company and are urged to consult with their own legal, financial and tax advisors. In Ukraine, the government and judiciary have historically exercised broad discretion and are susceptible to the rapid reversal of political and economic policies, especially as a result of the war in Ukraine. See “— Risks Related to the War in Ukraine — We may face the risk of nationalization or confiscation of our operations and assets.” Furthermore, based on measurements such as Transparency International’s Corruption Perception Index, Ukraine poses a high risk of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws. The political and economic relations of Ukraine with other countries, such as Russia, are often complex and have resulted in, and may in the future result in, wars or conflicts, such as the ongoing war in Ukraine, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

The Ukrainian market is also vulnerable to market downturns and economic slowdowns in the global economy. As has happened in the past, a slowdown in the global economy or an increase in the perceived risks associated with investing in frontier economies could dampen foreign investment in Ukraine and materially adversely affect its economy. In addition, the turnover of Ukraine’s political leaders or parties as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in Ukraine to a greater extent than turnover in more developed markets. Any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business. Such events could also create an uncertain regulatory environment, which, in turn, could impact our compliance with license obligations and other regulatory approvals. The nature of some of the legislation in Ukraine, such as the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. See “— Risks Related to Regulatory and Legal

Matters — The telecommunications industry is a highly regulated industry, and we are subject to an extensive variety of laws and operate in an uncertain judicial and regulatory environment, which may result in unanticipated outcomes that could harm our business.”

Historically, Ukraine has faced prolonged instability, particularly following Russia’s annexation of the Crimean Peninsula in March 2014 and the ongoing conflict in eastern Ukraine. Even if the current war in Ukraine reaches a peaceful resolution, tensions between Russia and Ukraine will likely persist, which could continue to have a material adverse effect on our business and results of operation. For example, our ability to provide service following the onset of the war with Russia has been significantly impacted due to power outages and damage to our infrastructure and we have had to significantly increase investments into repairs and upgrades to network and power infrastructure. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — The War in Ukraine” and “Risks Related to the War in Ukraine — We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.”

The spread of violence, or its intensification, could have significant political consequences, which could materially adversely affect the investment environment in Ukraine. Social instability, coupled with difficult economic conditions and misperceptions about Ukraine’s governance, could lead to increased support for centralized authority, a rise in rhetoric to potentially nationalize or expropriate. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses.

In frontier markets, government actions can often be unpredictable, particularly during periods of social or political unrest or military conflict. In Ukraine, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, have and may continue to be required to expend resources to seek redress for such measures, and we may not receive adequate compensation if in the future the Ukrainian government decides to nationalize or expropriate some or all of our assets.

We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.

The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our future success will depend on our ability to effectively anticipate and adapt to the changing technological landscape and the resulting regulations.

We continue to focus on deploying 4G/LTE which we believe carries significant growth potential, especially when coupled with other measures that can reduce the mobile internet usage gap among populations already within mobile data coverage, such as affordability, increased smartphone penetration and relevant content. We invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. We also upgrade our network for efficient delivery of our services and for 5G-ready technologies. For example, we are in the process of upgrading our network by increasing the use of fiber optic cables (fiberization) and making other preparations for the 5G launch. However, it is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy, or obtain the appropriate license, in a timely manner or at all. If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment, and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share where the potential for additional growth of our customer base is limited, and we may incur significant capital expenditures as our customers demand new services, technologies and increased access.

If we are not able to effectively anticipate or adapt to these technological changes in the telecommunications market or to otherwise compete in a timely and cost-effective manner, we could lose customers, fail to attract new customers, experience lower ARPU or incur substantial or unanticipated costs and investments in order to maintain our customer base, all of which could materially affect our business, financial condition, results of operations, cash flows or prospects.

We may be unable to secure the spectrum or licenses required to remain competitive, and high acquisition and deployment costs for 5G may adversely affect our ability to provide high-quality services and may increase our operating expenses.

We are dependent on access to adequate frequency allocation within the right spectrum bands in order to provide mobile telecommunications services on our networks, to maintain and expand our customer base and provide a high-quality customer experience. Our spectrum licenses have specific terms and durations, and they also specify the radio spectrum allocated to us. They are subject to renewal upon payment of a fee before their expiry, but renewal is not assured, and the process for renewal can be lengthy. In addition, the availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain the frequency allocations we need from the relevant regulator or third party, without the imposition of burdensome service obligations or incurring commercially unreasonable costs, given that the interest from various parties frequently exceeds available spectrum. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition.

As we experience growth in our customer base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive coverage and also on our results of operations. Due to unforeseeable events, such as the COVID-19 pandemic or the ongoing war in Ukraine, that cause changes in traffic patterns, network topology and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, or new capital expenditure requirements which, in turn, may negatively impact our operational results.

In particular, although our spectrum can potentially be used for 5G upon receipt of approval from regulatory authorities, some services that are specific to 5G and our future capacity needs will eventually require us to obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, a 5G spectrum tender by the National Commission of the State Regulation of Communications (“NCEC”), which is expected to be held in the medium term with the possibility of high prices, could result in additional costs and investment, including capital expenditures and potential obligations for coverage and service quality. If the demand for 5G services fails to materialize at a level in line with industry assumptions, our return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.

Our business is highly capital intensive and requires significant amounts of cash to improve and maintain our networks. Ukraine’s physical infrastructure, including transportation networks and power generation and transmission systems, is in poor condition and the condition of our own physical infrastructure has been adversely affected by the ongoing war. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operations — The War in Ukraine.” Supply chain issues arising from the war in Ukraine, component backlogs or other issues, including but not limited to export control regulations, may result in significant increases to our costs, capital expenditure or inability to access equipment and technology required for business continuity or expansion. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future.

The amount and timing of our capital requirements will depend on many factors over which we have little or no control, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments, and certain regulatory requirements. For example, if network usage develops faster than we anticipate, we may require greater capital investments in shorter time frames than originally anticipated and we may not have the resources to make such investments.

Furthermore, the ongoing war in Ukraine creates uncertainty regarding our capital expenditure plans as we need to retain more flexibility to maintain our infrastructure in Ukraine and respond to the war as it develops further, and investment in Ukraine may be complicated by sanctions, regulations, payment restrictions and geopolitical circumstances. Since the onset of the war, a portion of our uncommitted capital expenditure plans have been delayed. Any further escalation or prolonged continuation of the war could lead to more damage to the network, change in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors have and, if continued, may continue to limit our ability to fund capital expenditures in Ukraine. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the war continues.

Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. If we do not have sufficient resources from our operations or asset sales to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise debt or equity financing, which may not be available when needed or on terms favorable to us or at all. See “— Risks Related to Liquidity and Capital — We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.”

We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Going Concern, Liquidity and Capital Resources — Liquidity and Capital Resources.”

Risks Related to our Operations

The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.

As a leading telecommunications provider in Ukraine, our operations are subject to macroeconomic risks, geopolitical developments and unexpected global events that are outside of our control. Unfavorable economic conditions may have a direct negative impact on the financial condition of our customers, which in turn will affect a significant number of our current and potential customers’ spending patterns, in terms of both the products and services they subscribe to and usage levels. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain our average revenue per user (“ARPU”) and subscriber numbers at existing levels. In addition to the potential impact on revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures or meet unexpected financial requirements.

Adverse global developments such as wars, terrorist attacks, natural disasters, pandemics, trade wars and the ongoing war between Israel and Hamas and the escalation of the conflict between Israel and Iran has impacted and could continue to impact the global economy for the foreseeable future, and the conflicts with Israel are threatening to spread, and may in the future spread, into other Middle Eastern countries, which may continue to impact both the global economy. Further, the ongoing war in Ukraine and its direct and indirect consequences have impacted and, if the war continues or escalates, may continue to impact both the global economy and our business and results of operation. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — The War in Ukraine.”

These adverse global developments and any spread or intensification of the forementioned conflicts could negatively impact our business, financial condition, results of operations, cash flows or prospects directly or indirectly. For example, the ongoing war in Ukraine, and the effect of such developments on the Ukrainian economy (and other closely tied economies), affected our results of operations and financial condition in the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, and will likely continue to affect our operations and financial condition for the foreseeable future.

Further, the increasing price of fossil fuels and uncertainty regarding inflation rates are expected to have broader adverse effects and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. We are also impacted by other geopolitical and diplomatic developments in countries in which we do not operate as such developments may have a knock-on effect on our business.

For example, heightened tensions between the major economies of the world, such as the United States and China or the imposition of tariffs on trading partners, can have an adverse effect to the economies in which we operate, and therefore an adverse impact on our results of operations, financial condition and business prospects.

Our financial performance has been and may also continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies globally. In particular, the stability and resilience of the Ukrainian economy is dependent on ongoing financial, humanitarian and military assistance from Western allies, particularly the United States. A reduction or prolonged suspension of such aid, or uncertainty with respect to continued support, could place significant pressure on the Ukrainian government and economy, potentially resulting in currency devaluation, inflation, reduced public spending and weakened consumer demand.

Further, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war in Ukraine, the war between Israel and Hamas, the escalation of the conflict between Israel and Iran, the closing of certain U.S. financial institutions by U.S. regulators from March 2023 and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on customer demand, our business, financial condition and results of operations and our ability to access capital on favorable terms, or at all, and we could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating potential borrowing and lending activities. If current levels of market disruption and volatility continue or increase, we might continue to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability. In addition, rising energy costs, as a result of, among other things, international sanctions policies as a response to the war in Ukraine, have resulted in many countries across the world experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook. The war in Ukraine has adversely impacted, and may continue to adversely impact, our number of customers, and the war and these other pressures could negatively impact customers’ discretionary spending, which could, in turn, affect our revenue, ARPU, cash flow and liquidity or our customers’ ability to pay for our services.

We have experienced and are continually exposed to cyber-attacks both to our own operations or those of our third-party providers.

Due to the nature of the services we offer and the market in which we operate, we have in the past experienced and are continually exposed to cybersecurity threats that have negatively impacted our business activities and could continue to impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems or those of third parties. These cybersecurity threats could be carried out against us or against third parties from which we receive services, networks or data by private or state-sponsored third parties through exploiting unidentified existing or new weaknesses or flaws in our or a third parties’ network or IT systems or disruption by computer malware or other technical or operational issues. Any of these threats may lead to compromised or inaccessible telecommunications, digital services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.

Due to the ongoing war in Ukraine, there is an increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. Any attempts by cyber-attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brands. Following the onset of the ongoing war in Ukraine, there have been an increasing number of cyber-attacks on our information systems and critical infrastructure, which have caused service disruptions in certain instances. For example, on December 12, 2023, we announced that our network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of our network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming and SMS services, among others, for our customers in Ukraine and abroad. In response to the attack, we conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. We conducted a high-level risk assessment of our IT infrastructure and identified the following risks associated with our operations: compromised user accounts (including due to credential theft and password reuse), unauthorized access to systems and data (through compromised user accounts or vulnerabilities exploitation), data leakage, damage or destruction of systems and/or data (including ransomware attacks on our various servers and files and malware attacks). See “Business of Kyivstar and Certain Information About Kyivstar — Information Technology and Cybersecurity — Cyber-Attack in December 2023.”

The incident had a significant impact on our combined revenue for the years ended December 31, 2023 and 2024, primarily due to the costs related to the implementation of our “customer appreciation” program. We estimate that the impact of these offers on operating revenue for the years ended December 31, 2023 and 2024 was approximately $23 million and $46 million, respectively.

Cybersecurity threats could also lead to the compromise of our physical or virtual assets dedicated to processing or storing customer, employee, financial data and strategic business information, which has in the past and could in the future result in exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. While we continually invest in improving our information technology (“IT”) and security systems, we rely on older versions of operating systems and applications that may lead to vulnerabilities in our IT network at any particular moment in time and, the process of upgrading to the latest versions of such systems is an ongoing process. We are and will continue to remain a potential target of attempted cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems can be potentially vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may potentially access and process the customer and business information we hold, or authorized users may improperly process such data. Though well-structured work to address those challenges is ongoing, such risks are inherent in our business operations, and we will never be able to fully insulate ourselves from these risks.

Moreover, we may potentially experience cyber-attacks and IT and network failures and outages due to factors under our control, such as a malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, compromised staff user accounts (including due to credential theft and password reuse or sharing), unforeseen absence of key personnel, the inability to protect our systems from phishing attacks or as a result of attacks against third parties that provide IT and network services to us. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). Our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our business transformation strategies may result in under-investments or breakdowns in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.

From time to time, we recognize impairment charges, some of which can be substantial.

We have incurred, and may in the future incur, substantial impairment charges as a result of significant differences between the actual performance and the forecasted projection for revenue, Adjusted EBITDA and/or capital expenditure which could require us to write-down the value of our non-current assets, including property and equipment and intangible assets (e.g., telecommunications licenses and software). The possible consequences of financial, economic or geopolitical crises, including the ongoing war in Ukraine, and the impact such crises may have on customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants in the market, regulatory adjustments in relation to changes in consumer prices and our ability to adjust costs and investments in response to changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including telecommunications licenses and software. In addition, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also lead to a write-down of our intangible asset balances. As of March 31, 2025 our combined balance sheet had $297 million in intangible assets.

We regularly test our property and equipment and intangible assets for impairment by calculating the fair value less cost of disposal (“FVLCD”) for our cash generating unit (“CGU”) to determine whether any adjustments to the carrying value of our CGU is required. Our assessment of the FVLCD of our CGUs involves estimations about the future performance of the CGU, accordingly, our estimate can be quite sensitive to significant assumptions of projected discount rates, Adjusted EBITDA growth, projected capital expenditures, long term revenue growth rate and related terminal values. We assess, at the end of each reporting period, whether there exists any indicators (“triggers”) that indicate an asset may be impaired (e.g., asset becoming idle, damaged or no longer in use). If there are such indicators, we estimate the recoverable amount of the asset. Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. During the year ended December 31, 2024, we reported $3 million ($1 million in 2023) in impairment charges with respect to our assets, which included impairments to property and equipment as a result of physical damages to sites caused by the ongoing war in Ukraine. We determined there were no other impairments for the year ended December 31, 2024.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 9 — Impairment of Assets and Note 11 — Intangible Assets to our audited combined financial statements included elsewhere in this proxy statement/prospectus. For a discussion of the risks associated with the markets where we operate, see “— The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline” and “Risks Related to our Market — Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets.”

Our equipment and systems are subject to disruption and failure for various reasons.

Our technological infrastructure and other property are vulnerable to damage or disruptions from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures, or a leak or unauthorized processing of confidential customer data, if our technology assets are altered, damaged, destroyed or misused by employees, third parties or other users, either intentionally or due to human error, including as a result of the ongoing war in Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data. In addition, as there is an increased threat of terrorism and military conflicts in the areas in which we operate in Ukraine, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. In addition, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian occupation, as a result of the ongoing war in Ukraine there can be no assurance that our network will not sustain major damage or that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets have a power source. While we have taken measures to manage this risk, there can be no assurance that we will be able to obtain sufficient power sources in the future. See “Risks Related to the War in Ukraine — We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.”

Interruptions of services due to disruption or failure of our equipment and systems could harm our reputation and reduce the confidence of our customers to provide them with reliable services and hold their personal data. This could impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain, which could have a material effect on our business and prospects. See “— We have experienced and are continually exposed to cyber-attacks, both to our own operations or those of our third-party providers.”

We are exposed to foreign currency exchange loss, fluctuation and translation risks.

We primarily generate revenue in the Ukrainian hryvnia, which has historically experienced greater volatility than the U.S. dollar. As a result, we may be exposed to foreign currency exchange losses, fluctuations and translation risks. The value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war in Ukraine, which resulted in the National Bank of Ukraine fixing the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. In July 2022, the National Bank of Ukraine devalued the Ukrainian hryvnia to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%, which it later removed in October 2023, replacing it with a more flexible exchange rate. The National Bank of Ukraine will continue to significantly limit exchange-rate fluctuations, preventing both a significant weakening and a significant strengthening of the Ukrainian hryvnia, and we cannot be certain that the Ukrainian hryvnia will be pegged to the U.S. dollar at a later date. Because of the effects of the ongoing war in Ukraine, Ukraine’s economy is expected to continue to contract, which could further impact the Ukrainian hryvnia to U.S. dollar rate. Any change to the Ukrainian hryvnia/U.S. dollar exchange rate could cause our results of operations and financial condition to fluctuate due to currency translation effects. When the Ukrainian hryvnia depreciates against the U.S. dollar in a given period, our results expressed in U.S. dollars will be lower period-on-period, even assuming consistent Ukrainian hryvnia revenue across the periods. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine (including as a result of the continued impact of the war with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt. Depreciation of the Ukrainian hryvnia could be sustained over a long period of time due to rising inflation levels in Ukraine as well. However, it may be possible that such depreciation is not reflected in any rate that could be set by the National Bank of Ukraine due to its efforts to control inflation. Although such changes could have a positive impact on our local currency results in Ukraine, such gains could be offset by a corresponding depreciation of the Ukrainian hryvnia in U.S. dollar terms.

In addition, the Ukrainian hryvnia has experienced significant volatility in recent years in response to certain other political and economic issues, including the recent global inflationary pressure, the global rise in prices for goods, increased political instability, climate and war-related impacts and energy grid shortages, which all resulted in high inflation rates in 2023 and 2024. Such volatility may continue and result in depreciation of the Ukrainian hryvnia against the U.S. dollar. Inflation levels are high compared to historical levels, and any increase in inflation or sustained period of high inflation could have a significant impact on our results of operation. Inflationary pressures can exacerbate the risks associated with currency fluctuation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base.

While we engage in certain hedging strategies, such strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. For more information about our foreign currency translation and associated risks, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Foreign Currency Translation” and Note 16 — Financial Risk Management of our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.

Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, as of December 31, 2024, approximately 76% of our B2C mobile customers were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects.

For a description of the key trends and developments with respect to our business, including further discussion of the potential for a further loss of customers as a result of the impact of the war in Ukraine and its impact on our operations and financial performance, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — The War in Ukraine.”

Our strategic partnerships and relationships carry inherent business risks.

We participate in strategic partnerships and joint ventures and our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our strategic partners and our ability to withdraw funds and dividends from or exit our investment in these entities may depend on the consent and cooperation of our partners. See “Business of Kyivstar and Certain Information About Kyivstar — Recent Developments.” If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed. Further, any adverse change in the regulatory approach to in-market consolidation may limit future opportunities for value-accretive market structures. See “— Risks Related to Regulatory and Legal Matters — The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in an uncertain judicial and regulatory environment, which may result in unanticipated outcomes that could harm our business.”

In addition, we do not have direct control over the conduct of our strategic partners. If any of our strategic partners become the subject of an investigation, sanctions or liability, or do not act in accordance with our standards of conduct, our reputation and business might be adversely affected. Furthermore, strategic partnerships in frontier markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region. We could also determine that a partnership or joint venture no longer yields the benefits that we expected to achieve and may decide to exit such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into the partnership or joint venture. For a discussion of how the ongoing war in Ukraine could affect our ability to transact with strategic partners and joint ventures, see “— The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.”

If we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.

Our performance and ability to maintain our competitive position and to implement our business strategy is dependent on the continuity of our global senior management team and highly skilled personnel. Competition for qualified personnel with relevant expertise is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience of the telecommunications and digital services industries and, in the case of expatriates, the ability or willingness to accept work assignments in Ukraine. We have experienced in recent years, and may continue to experience, certain changes in key management and our board of directors. The ongoing war in Ukraine, including any adverse publicity relating to us as a result of any real or perceived ties of certain of VEON’s shareholders to Russia or otherwise, may make it more difficult for us to attract and retain key talent, including senior management.

Furthermore, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating model and there is a risk in such instances that our personnel may not adapt effectively. Furthermore, while we devote significant attention to recruiting, training and instilling personnel with our corporate values and culture, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic objectives.

The loss of any members of our senior management or our key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement our business strategy, which could harm our business, financial condition, results of operations, cash flows or prospects.

Our core growth strategies of expanding our digital offerings and investing in 4G connectivity may not be successful.

4G-based growth in mobile connectivity, digital services and increasing our customers’ spend across our services (i.e., our multiplay strategy) is the cornerstone of our growth strategy. This pursuit of growth by cross-selling to our customers across our mobile connectivity and digital services led to higher capital expenditures in the year ended December 31, 2024, including as a result of investments into our network infrastructure and energy resilience.

Since 2021, we have been executing VEON’s “Digital Operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only our market share, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment and mobile health. However, barriers to 4G smartphone adoption, including potential introduction of excessive quality-of-service requirements, potential limitations on provision of digital services by connectivity providers, as well as regulatory expectations around the premature adoption of 5G, together with highly regulated and often times bureaucratic and slow moving licensing and regulatory regimes potentially out of step with market requirements, are among the risks we face in the execution of this strategy. See “— We operate in highly competitive markets, and as a result may have difficulty expanding our customer base or retaining existing customers.”

Complementing VEON’s “Digital Operator 1440” model is our “asset-light” strategy through which we seek to maximize operational efficiency by disposing our network infrastructure through sales of our tower assets and other merger and acquisition (“M&A”) activity. However, the implementation of this asset-light strategy is not without risks, including high transaction costs (including external advisor service fees) and the inability to recover associated investment costs or realize anticipated synergies, costly and inconvenient delays that have the potential to disrupt our operations or delay the realization of expected business outcomes, regulatory scrutiny and hurdles which may also cause untimely delays and the diversion management attention from core business operations, and other potential risks. Selling our tower infrastructure and subsequently entering into service or lease agreements for their use may result in increases operational costs and service disruption if third party operators fail to perform their obligations in accordance with the terms of the relevant agreements. Additionally, we may not be able to negotiate equally favorable terms upon renewal the lease and other service agreements may result in increased costs of decreased quality of service which may impact our operations. Further, developing proprietary digital applications and services also require investment in capital and research and development as well as skilled personnel such as software developers, the cost of which we may not be able to recover if the resulting digital products and services do not realize the expected return or are otherwise unprofitable or unsuccessful. Digital products may also become obsolete or outdated with rapid technological advancements compared to the time it takes to develop and market such products which will limit realized returns on our investment. We may also lose customers to competitors who develop competitive products due to the ease of switching between certain digital products and services.

If we are unable to successfully implement our strategic initiatives, including acquisitions and divestitures, the growth and other benefits we expect to achieve may not be realized.

The success of our business depends, to a large extent, on our ability to effectively implement our corporate and operational strategies. We continue to transform our business with the aim of improving our operations. As part of this strategy, we are focusing on growing customer engagement and retention through expanding our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. While we are focused on organic growth opportunities, we seek from time to time to merge with or acquire other companies or businesses, divest our assets and form strategic partnerships through investments, joint ventures, commercial cooperation or otherwise. We may pursue one or a number of these strategies for various reasons, including to simplify our corporate structure, pursue better competitive positions, divest certain operations, business lines or assets, including infrastructure and tower assets, acquire more frequency spectrum, acquire new technologies and service capabilities, share our networks or infrastructure, add new customers, increase market penetration, expand into new or enhance digital services, mobile entertainment or other forms of digital content and expand into new markets.

Acquisitions involve numerous risks, any of which could adversely affect our business. These risks include difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company; challenges in supporting and transitioning employees, if any, of an acquired company; diversion of financial and management resources from existing operations or alternative acquisition opportunities; failure to realize the anticipated benefits or synergies of a transaction; failure to identify all problems, liabilities or other shortcomings of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, as well as employee or customer issues; risks associated with entering new markets or industries in which we have limited or no experience; potential loss of key colleagues, customers and suppliers from either our current business or the acquired company’s business; inability to generate sufficient revenue to offset acquisition costs; higher or unforeseen costs of integration or capital expenditures (including the time and resources of our personnel required to successfully integrate any combined businesses); additional costs associated with funding the acquisition; and possible write-offs or impairment charges relating to acquired businesses. For example, in April 2025, we acquired Uklon, a leading ride-hailing company in Ukraine. However, the integration of the acquisition into our business is not without risks, including the inability to recover associated investment costs or realize anticipated synergies, costly and inconvenient delays that have the potential to disrupt our operations or delay the realization of expected business outcomes, regulatory scrutiny and hurdles which may also cause untimely delays and diversion of management attention from core business operations.

For more information about our recent transactions, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — Recent Acquisitions.”

In addition, the growth of our business, including any future growth through acquisitions, could place significant demands on our management and operational and financial infrastructure. Managing growth has in the past and will in the future continue to require significant expenditure and allocation of management resources, as well as an expansion in headcount. If we fail to achieve the necessary level of efficiency as we continue to grow, there could be a material adverse effect on our business, financial condition and results of operations. Further, the onset of the war in Ukraine disrupted our strategic plans and diverted management’s attention from such initiatives while they focused and continue to focus on the impact the war in Ukraine had and continues to have on our business, including managing the challenges that arise as a result of the current sanctions regime. The continuation or escalation of the war in Ukraine and its indirect consequences may increase our need for prudent cash management and reduce our appetite for investments, which could adversely affect our business, financial condition, results of operations, cash flows or prospects.

Acquisitions may also increase our indebtedness, both through debt incurred to finance the acquisition and through the assumption of existing indebtedness of the acquired company, which could make it more difficult for us to incur additional indebtedness or refinance existing indebtedness. Any increase in indebtedness in connection with an acquisition may have a material adverse effect on us.

Moreover, merger control rules and antitrust limitations imposed by national and supranational laws and regulations could negatively impact our business if such laws and regulations prevent us from expanding through acquisitions in certain categories or oblige us to divest or conduct activities that may have an impact on our market shares in some geographical areas. We are subject to competition and antitrust laws, rules and regulations, and we could become subject to investigations into the strength of our position or market allocation in Ukraine. Given our strong presence in Ukraine, such investigations or similar legal action or proceedings by any regional, national, supranational competition, antitrust or other regulatory authorities could give rise to fines, obligations or operating restrictions if we are deemed to have infringed upon any applicable laws or regulations. Such fines, obligations, restrictions or other forms of liability could have a material adverse effect on our business, reputation, financial condition or results of operations.

At the same time, if smaller players in our markets are able to consolidate, this could increase the competitive pressure on our business due to an increase in such competitors’ economies of scale and a reduction in their operating costs. Moreover, our competitors might acquire other players in our markets, further strengthening their position in these markets. These events could cause our business, financial condition and results of operations to be materially and adversely affected. See “Risks Related to our Market — We operate in highly competitive markets, and as a result may have difficulty expanding our customer base or retaining existing customers.”

From time to time, we may also seek to divest some of our assets, including divestitures of operations infrastructure or tower assets or business lines. Such divestitures may take longer than anticipated or may not happen at all. If similar divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Furthermore, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets. Failure to successfully implement or complete a divestiture could also materially harm our business, financial condition, results of operations, cash flows or prospects.

We depend on third parties for certain services and equipment, infrastructure and other products important to our business.

We rely on third parties to provide services and products important for our operations. For example, we currently purchase the majority of our network-related equipment from several suppliers, such as Fiberhome, Vision and Huawei. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment and maintenance services, due to factors such as new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. In this case, we may experience temporary service interruptions or service quality problems. We are also dependent on Ukraine Tower Company, which is owned by VEON, with respect to the network infrastructure we utilize. As of December 31, 2024, we and Ukraine Tower Company jointly owned and operated approximately 15,500 sites. As of December 31, 2024, we held approximately 6,800 tower sites. In the event that we are unable to secure required services from Ukraine Tower Company, we would need to seek these services from alternative sources, which may not be feasible at a similar quality, on less favorable contractual terms or at all. If we fail to continue to receive interconnection, roaming and access to network services or are unable to secure alternative services on terms that are as favorable, or at all, this could lead to disruptions in our operations and could have a material adverse effect on our business and results of operations. Any disruption of critical infrastructure may affect our services, and, if such disruption occurs, we will have limited control over the recovery process, which could have a material impact on our business and results of operation.

Since the onset of the war in Ukraine, certain of our business partners have expressed hesitancy or unwillingness to continue to do business with us and concern regarding our ability to perform our existing business contracts, including as a result of the ongoing war in Ukraine and due to the challenges that sanctions on certain of our parent company’s beneficial owners pose to our operations. Several existing and prospective business partners and service providers have declined to conduct business with us as a result, and others may do so in the future. See “Risks Related to the War in Ukraine — We have suffered reputational harm as a result of the ongoing war in Ukraine.” For a further discussion of how the ongoing war in Ukraine will affect our ability to transact with our suppliers, see “— The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.” Furthermore, even if we or VEON are not subject to sanctions, some customers and business partners decided and may decide to reevaluate or cancel projects for reputational or other reasons. For example, we have faced challenges and expect we will continue to face challenges in conducting business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions, rating agencies, auditors and international equipment suppliers, including suppliers of our telecommunications equipment, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Depending on the extent and breadth of sanctions, export controls and other measures that have been and may be imposed on us or other parties affiliated with us, such as our direct or indirect shareholders, in connection with the war in Ukraine and the response of our business partners in response to such controls, our business, financial condition and results of operations have in the past and could in the future materially and adversely affect us.

We do not have direct operational or financial control over our suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains, due to factors such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, such as those seen during the COVID-19 pandemic, trade tensions and export and re-export restrictions. Any of these factors could affect our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List,” prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. In August 2020, the U.S. Department of Commerce further expanded its export control restrictions targeting Huawei. This development continues to be a factor in the management of our supply chain. Despite the Company’s efforts to find alternative suppliers and reduce dependence on suppliers subject to U.S export control restrictions by diversifying the Company’s supply chain, the Company continues to source equipment and services from Huawei, and further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei, or increased tensions between the United States and China, could potentially have a significant impact on our operations. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.

We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities. For example, our digital stacks and data management platforms are dependent on third parties, and we have also entered into outsourcing initiatives. As a result, our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), if they become unwilling or unable to service our businesses, or a dispute between us and such parties occurs, which causes our suppliers to be unable to fulfill their obligations under our agreements with them on a timely basis, or at all. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. However, there can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. We also depend on third parties, including software providers and service providers, for our day-to-day business operations.

We cannot assure you that our suppliers will continue to provide services and products to us at attractive prices or that we will be able to obtain such services and products in the future from these or other suppliers on the scale and within the time frames we require, if at all. If our suppliers are unable to provide us with adequate services and products or provide them in a timely manner, our ability to attract customers or offer attractive product and service offerings could be negatively affected, which in turn could materially harm our business, financial condition, results of operations, cash flows or prospects.

Many of our mobile products and services are sold to customers through third-party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of components.

We do not have direct control over the infrastructure and networks that we depend on to provide telecommunication services to our customers.

Our ability to provide high quality telecommunications services depends on our ability to secure and maintain interconnection and roaming agreements with other mobile and fixed-line operators and access to infrastructure, networks and connections that we do not own. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. While we have interconnection agreements in place with other operators, we do not have direct control over the quality of their networks and the interconnection and roaming services they provide. Outages, disconnections or restrictions, including governmental, to access affecting these international connections can have a significant impact on our ability to offer services and data connectivity to our customers. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection or roaming services to us on a consistent basis, could result in a loss of customers or a decrease in traffic, which would reduce our revenues and harm our business, financial condition, results of operations, cash flows or prospects.

Securing these interconnection and roaming agreements and access on cost-effective terms is critical to the economic viability of our operations. We have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by the national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. NCEC sets MTRs, which are fees for access and interconnection that mobile operators charge for calls terminating on their respective networks. A reduced MTR has a substantial effect on our revenue. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other operators, increased inflation rates or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects.

The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights, could significantly harm our business.

We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logo (“Kyivstar”), has played an important role in building brand awareness for our services and products. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights can be difficult to protect in frontier markets, including Ukraine. In these markets, the regulatory agencies charged to protect intellectual property rights may be inadequately funded, legislation can be underdeveloped, piracy is more commonplace and the enforcement of court decisions can be difficult.

In addition, as we continue our investment into a growing ecosystem of local digital services, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and digital services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe on or misappropriate our intellectual property. We may be required to bring claims against third parties in order to protect our intellectual property rights, or third parties may bring claims alleging that we have infringed on their intellectual property rights; in each case, we may not succeed in protecting the rights that we use. As a result, the value attributable to the use intellectual property that is material to the operation of our business may be diminished or we may be prevented from using such intellectual property.

We are in the process of registering, and maintaining and defending the registration of, the Kyivstar name and logo as trademarks in key territories, along with our other key trademarks and trade names, logos and designs. As of December 31, 2024, we have achieved registration of 533 trademarks in Ukraine.

In addition, as the number of our convergent product offerings and overlapping product functions increase as we execute our expansion of our digital services offering, we need to ensure that such brands and associated intellectual property are protected through trademark and copyright law in the same way as our legacy brands and products. Furthermore, with the introduction of new product offerings, the possibility of intellectual property infringement claims both against us and taken by us may correspondingly increase. As we expand our digital services offerings, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.

Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be, threatened and/or filed against us for intellectual property infringement based on the nature of, and content in, our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services, if feasible, which could divert the attention and resources of our technical and management personnel. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us incurring high costs, being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could harm our business and our ability to compete.

Our insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of our significant risks or our insurers may deny coverage of or be unable to pay for material we incur.

We strive to obtain various insurance policies for our business, including property insurance, liability insurance policies and director and officer insurance. Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in Ukraine may not be sufficient to cover all actual losses or liabilities incurred. In the years ended December 31, 2023 and 2024, we did not receive payment for our war-related insurance claim from 2022. Due to the uncertainty surrounding the timing and amount of any payout, we have not recognized any payment in our financial statements for these periods.

In some circumstances we may be entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, are typically subject to certain terms or limitations, and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover our risks or losses, it could have a material adverse effect on our financial position, results of operations and/or cash flows.

Risks Related to Liquidity and Capital

We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.

We may need to raise additional capital in the future, including through debt financing. If we incur indebtedness, we could be exposed to risks related to indebtedness and debt service obligations, which could impact our business and financial condition. Our ability to timely raise capital may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of Kyivstar Group Ltd. Common Shares. If Kyivstar Group Ltd. incurs debt, the debt holders could have rights senior to holders of Kyivstar Group Ltd. Common Shares to make claims on Kyivstar Group Ltd.’s assets. The terms of any debt could restrict Kyivstar Group Ltd.’s operations, including its ability to pay dividends on Kyivstar Group Ltd. Common Shares. As a result, Kyivstar Group Ltd. shareholders bear the risk of future issuances of debt securities reducing the value of Kyivstar Group Ltd. Common Shares.

In addition, we are dependent on VEON as a potential source of funding, and our ability to obtain additional capital, if needed, is dependent on their financial support. After the consummation of the Business Combination, Kyivstar Group Ltd. will also be dependent on VEON for any potential funding needs in order to cover certain expenses, such as any expenses incurred as a result of being a public company, including as a result of continued restrictions on upstreaming of dividends. See “— Risks Related to the Business and Industry of Kyivstar — Risks Related to the War in Ukraine — We may face the risk of nationalization or confiscation of our operations and assets.” We could be materially and adversely impacted if VEON were to experience significant business challenges, disruptions or failures due to financial difficulties or bankruptcy, regulatory or quality compliance issues, or other legal or reputational issues.

Further, economic sanctions that have been imposed in connection with the war in Ukraine have negatively affected us and may affect our ability to secure future external financing due to an unwillingness of banks and other debt investors to transact with, provide loans or purchase bonds of entities with the indirect share ownership by sanctioned individuals. For example, the sanctions introduced have led certain vendors and banking partners to reassess and, in some instances, to significantly scale back their services to us. See “— Risks Related to the War in Ukraine — We have suffered reputational harm as a result of the ongoing war in Ukraine and the sanctions imposed.”

If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to delay or abandon anticipated expenditures and investments or otherwise limit operations. See “Risks Related to our Operations — We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war in Ukraine” and “— Risks Related to our Operations — The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.”

Our indebtedness and debt service obligations, and any future indebtedness and debt service obligations, could decrease our cash flow, which could adversely affect our business and financial condition.

Upon the closing of the Business Combination, we do not expect to have outstanding external debt for bonds, bank loans and other borrowings. As of March 31, 2025, we had lease liabilities amounting to $333 million. For more information regarding our outstanding indebtedness and debt agreements, see “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Going Concern, Liquidity and Capital Resources — Indebtedness.”

Some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us, including balance sheet solvency, and may prevent us from incurring additional debt. As our earnings are in local currency, while the majority of our debt is denominated in U.S. dollars, devaluations of the currencies of our key markets would make it more difficult to repay our debt. In addition, capital controls and other restrictions, including limitations on payment of interest, dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities may also impact our liquidity or ability to comply with certain of the above-mentioned ratios. See “— Risks Related to the Business and Industry of Kyivstar — Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets.” Failure to comply with the covenants or provisions of the agreements under which we borrow funds may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of any future indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. A default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, covenants in certain of our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds and a description of how that has changed since December 31, 2024, see Note 14 — Investments, Debt and Derivatives to our audited combined financial statements included elsewhere in this proxy statement/prospectus. Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to the repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.

Following the onset of the war in Ukraine, our ability to upstream cash has been materially impaired, due to increased volatility of the Ukrainian hryvnia and tightened currency controls within Ukraine, currently restricting cash upstreaming. In addition, the war in Ukraine and the developments since with respect to sanctions have limited access to the debt capital markets, which has impacted our ability to refinance our internal indebtedness. As a result of the sanctions and regulations, the international clearing systems have stopped payments in Russian ruble, as a result of which we anticipate the settlement of the coupon and principal of VEON Holdings’ 2025 Bonds will continue to be in U.S. dollars, subject to compliance with sanctions.

Risks Related to Regulatory and Legal Matters

The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in an uncertain judicial and regulatory environment, which may result in unanticipated outcomes that could harm our business.

Our operations are subject to different and occasionally conflicting laws and regulations, which could result in market uncertainty and the lack of clear criteria. Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities. In addition, the application of the laws and regulations of any particular country is frequently unclear and may result in adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law.

Our operations may also be subject to regulatory audits in relation to prior compliance. For example, on July 15, 2024, the National Center for Operational and Technical Management for Telecommunications Networks (“NCU”), which operates wartime electronic communication networks, adopted Resolution #539/2344 (the “Resolution”), which requires Mobile Network Operators (“MNOs”) to be able to restore at least 25% of their networks using generators for the first 72 hours following a blackout, and to restore 100% of their networks using battery power for at least 10 hours in the event of a blackout by February 1, 2025. The consequences of non-compliance may include penalties under the Law of Ukraine on Electronic Communications, and the fine can be up to 0.3% of mobile service revenue for the previous fiscal year per offense.

As a result of the ongoing war in Ukraine, these risks are compounded, as there is a risk that laws and regulations affecting telecommunications companies operating in Ukraine may be changed dramatically and in ways that are adverse to our operations and results. For a further discussion on the ongoing war in Ukraine and its impact on our business, see “— Risks Related to the War in Ukraine.” For a discussion on the risks associated with operating in frontier markets, see “— Risks Related to our Market — Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets.”

Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining the relevant licenses. These licenses are limited in time and subject to renewal. While we are confident in our ability to obtain renewals upon request, we may not reliably predict the financial and other conditions at which such renewals will be granted. See “— Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.” The applicable rules in Ukraine are generally subject to different interpretations and the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes such as restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment.

As we expand certain areas of our business and provide new services, digital content, other non-connectivity services or value-added and internet-based services, we may be subject to additional laws and regulations. In addition, certain regulations may require us to reduce retail prices, roaming prices or MTR and/or fixed-line termination rates, require us to offer access to our network to other operators, or result in the imposition of fines if we fail to fulfill our service commitments. We may be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to adjust our operations or acquire or divest of businesses or assets. Violation of these laws by an operator may result in fines, suspension of activities or license revocation. The nature of our business also subjects us to certain regulations regarding open internet access or net neutrality.

Our fiber business may be adversely affected by required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone. Our fiber business must excavate to lay new cables and repair existing cables, and we are obliged to obtain permission for excavations from authorized municipalities and institutions. In some areas, excavations may be terminated as a result of the high and variable costs of the right of way tariffs requested by municipalities. In addition, our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. The current infrastructure sharing and right of way procedures, operational difficulties and public authorities’ approach toward mandatory facility sharing obligation might negatively affect our ability to expand our fiber network and slow down our future investments. More generally, all of these factors could increase our costs and have a material adverse effect on our business and financial condition.

Regulatory requirements and compliance with such regulations may be costly and involve a significant expenditure of resources, which could impact our business operations and may affect our financial performance. We face regulatory risks and costs and may be subject to additional regulations in future. In particular, our ability to compete effectively in existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, which may cause delays in implementing our strategies and business plans and create a more challenging operating environment. Furthermore, our ability to introduce new products and services may also be affected if we do not accurately predict how existing or future laws, regulations or policies would apply to such products and services, which could prevent us from realizing a return on our investment in their development. Any failure on our part to comply with existing or new laws and regulations can result in negative publicity, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant fines and liabilities, third party civil claims and other penalties or otherwise harm our business, financial condition, results of operations, cash flows or prospects.

For more information on the regulatory environment in which we operate, certain regulatory developments and trends and their impact on our business, see “Business of Kyivstar and Certain Information About Kyivstar — Regulatory.”

Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.

Various governmental authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations, as well as export control restrictions. Where applicable to our activities, we must comply with sanctions and embargo laws and regulations and export control restrictions, including those that have been imposed in response to the ongoing war in Ukraine. Sanctions and embargo and export control laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction.

The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. For example, in the United States, Congress enacted the Export Controls Act of 2018 which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent years, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China, and has introduced heightened export restrictions targeting parties identified as military end-users and military intelligence end-users, including parties in China. This has had an effect on our ability to procure certain supplies for our business and transact with certain business partners. In response to these developments, countries, such as China, have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws.

Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws, including those recently imposed following the war in Ukraine, may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. For a discussion of risks related to export and re-export restrictions, see “Risks Related to our Operations — We depend on third parties for certain services and equipment, infrastructure and other products important to our business.”

We could be subject to tax claims and repeated tax audits that could harm our business.

Tax declarations together with related documentation are subject to review and investigation by authorities, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that an entity of our group did not satisfy their relevant tax obligations in any given year. Such audits may also impose additional burdens on us by diverting the attention of management resources.

Tax audits are conducted regularly, but their outcomes may not be fair or predictable. In the past and currently, we have been subject to substantial claims by tax authorities and these claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.

There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim the additional taxes, interest, fines and other penalties that are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. We have been the subject of periodic tax audits. The outcome of any future audits or the adverse or delayed resolution of other tax matters, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.

For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 7 — Provisions and Contingent Liabilities to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance may give rise to significant uncertainties and risks that could complicate our tax and business decisions.

The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses, may increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects. For example, within the Organization for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union.

For example, the OECD Pillar Two (“Pillar Two”) legislation has been substantively enacted in certain jurisdictions, but not in Ukraine. The legislation will be effective for our financial year beginning January 1, 2024. We are in scope of substantively enacted legislation and we have performed an assessment of our potential exposure to Pillar Two income taxes. It is based on the most recent tax filings, reporting. Based on the assessment, the Pillar Two effective tax rates are above 15%. We have applied the temporary mandatory exception to the requirement to recognize deferred tax assets and liabilities related to Pillar Two income taxes.

Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in Ukraine.

These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the frontier market in which we operate tends to be unpredictable and give rise to significant uncertainties, which could complicate our business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. Considerable judgment is therefore required by our management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and to make a reasonable estimate of the amount of loss. Due to these uncertainties and challenges, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. See Note 7 — Provisions and Contingent Liabilities and Note 8 — Income Taxes to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Furthermore, we recognize deferred tax assets based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered, which requires significant judgment.

Several factors could adversely affect our ability to realize the benefits of deferred tax assets going forward:

•        adverse economic conditions could negatively impact our profitability and, consequently, our ability to generate taxable income, which could hinder our ability to utilize deferred tax assets within the allowable time frame;

•        future changes in tax laws or regulations, including changes in tax rates, could impact the value of our deferred tax assets, reducing reduce or eliminating the benefits associated with our deferred tax assets;

•        our ability to realize deferred tax assets depends on our operational performance; if we fail to achieve our projected earnings or if our business operations do not perform as expected, we may not generate sufficient taxable income to utilize our deferred tax assets;

•        decisions related to mergers, acquisitions, divestitures or other strategic initiatives could affect our ability to utilize deferred tax assets; for example, changes in our business structure or the sale of certain assets could impact the timing and amount of taxable income;

•        we periodically assess the need for valuation allowances against our deferred tax assets. If we determine that it is more likely than not that some or all of these assets will not be realized, we may need to establish or increase valuation allowances, which would result in a charge to our earnings.

Given these uncertainties, there is a risk that we may not be able to fully realize the benefits of our deferred tax assets within the allowable timeframe, which could impact our profitability.

The tax laws and regulations are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities or if there are any unforeseen changes in applicable tax laws and interest, if applicable, we could incur additional tax liabilities, which could increase our costs of operations and harm our business, financial condition, results of operations, cash flows or prospects.

The changes in regulatory requirements in banking and other financial systems and currency control requirements restrict our activities, including in relation to the ongoing war in Ukraine.

The banking and other financial systems in Ukraine are underdeveloped and/or under-regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. The national bank and government in Ukraine may restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, either as a result of martial law or another legal restriction as a result of the war. This could prevent us from making payments, including paying dividends and third-party suppliers. For example, restrictions applicable in Ukraine to all foreign-owned companies have limited our upstreaming of dividends, which include local banking and capital restrictions that may limit us from making dividend payments and introduced legal restrictions on making certain payments abroad (such as investments, interest and principal payments on loans or financing of any affiliate companies or representative offices offshore). Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, or when such restrictions or limitations will be lifted, if at all, which could have a material impact on our business, financial condition, cash flows, results of operations or prospects.

Uncertain banking laws and continued legal restrictions as a result of the war may also limit our ability to attract future investment. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfill their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance potential borrowings or otherwise negatively affect our ability to complete banking transactions in these countries. Funds invested in government financial products may also be lost.

New or proposed changes to laws or new interpretations of existing laws may harm our business.

As a telecommunications operator, with digital content, digital health, advertising technology (“AdTech”) and other non-connectivity offerings, we are subject to a variety of national and local laws and regulations. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (including as a consequence of the ongoing war in Ukraine) could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

For example, SIM verification and re-verification initiatives have been proposed, which could result in the loss of some of our customer base. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked, fined, have their license suspended and other liabilities arising from the failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed, it could have an adverse impact on our business, financial condition, results of operations and prospects. In addition, we have seen the adoption of data localization and data protection laws that regulate the collection and/or processing of certain personal data through servers located outside of the respective jurisdictions.

In addition, legislation is being implemented to extend data protection laws. For example, Ukraine has been actively working to align its data protection laws with international standards, particularly the EU’s General Data Protection Regulation (“EU GDPR”).

We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties undertaking actions on our behalf that could subject us to litigation, financial losses and fines, penalties or criminal charges imposed by governmental authorities, and affect our reputation.

Such misconduct may include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain or activities that otherwise do not comply with applicable laws or our internal policies and procedures.

In addition to any potential legal and financial liability, our reputation may also be adversely impacted by association, action or inaction that is either real or perceived by stakeholders or customers to be inappropriate or unethical. Reputational risk may arise in many different ways, including, but not limited to any real or perceived:

•        failure to act in good faith and in accordance with our values, policies, procedures, and internal standards;

•        failure to comply with applicable laws or regulations or association, real or perceived, with illegal activity;

•        failure in corporate governance, management or systems;

•        association with controversial practices, customers, transactions, projects, countries or governments or other third parties;

•        association with controversial business decisions, including but not limited to those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representations, sourcing/supply chain relationships, locations or treatment of financial transactions; or

•        association with poor employment or human rights practices.

We regularly review and update our policies and procedures and internal controls, including our corporate compliance program, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow and conduct risk-based training for our personnel. However, there can be no assurance that such policies, procedures, internal controls and training will, at all times, prevent or detect misconduct and protect us from liability arising from actions of our employees, joint ventures partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.

We are subject to anti-corruption laws.

We operate in a country that poses an elevated risk of corruption and is subject to a number of anti-corruption laws, including the FCPA, the Criminal Code of Ukraine and the Law of Ukraine on Prevention of Corruption. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Ukrainian and international anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange, to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls, as well as our corporate compliance program, to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful.

Our employees, local partners or other parties acting on our behalf or with whom we enter into partnership agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines, penalties, withdrawal of licenses against us, companies in which we invested and their officers and employees, significant damage to our reputation and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

We maintain a Business Partner Code of Conduct and attempt to obtain assurances from third parties, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our personnel, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We collect and process sensitive personal data and are therefore subject to evolving data privacy laws and heightened regulatory obligations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.

We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data which is generally understood to be any data or information that identifies or may be used to identify an individual, including names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Ukraine’s current law “On the Protection of Personal Data” establishes a general framework for the protection of personal information. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata), as well as health data and certain other forms of personal data which have been designated as being particularly sensitive. These laws and regulations are subject to frequent revisions and differing interpretations and are, in certain jurisdictions, becoming more stringent over time.

We are subject to other data protection laws and regulations that establish different categories of information such as state secrets and personal data of our customers, which have different registration and permitted disclosure rules and require different corresponding levels of protection and safeguards. In each case, we are required to implement the appropriate level of data protection measures and cooperate with government authorities with regards to law enforcement disclosures for state secrets and personal data of our customers. In Ukraine, new laws and regulations may be introduced subjecting us to more rigorous and stringent data protection or privacy requirements, which may result in increased compliance costs and business risks or increased risk of liability and exposure to regulatory fines and sanctions. For instance, in Ukraine, draft law “On the Protection of Personal Data” No. 8153, which has already been adopted in the first reading, aligns Ukrainian legislation with EU data privacy laws and increases fines for breaches committed by operators in the personal data sphere. In addition, in the European Union and U.K. respectively, we may be subject to the EU GDPR and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), which applies extraterritorially to the processing of personal data related to the offering of goods or services to individuals located in the EU and U.K. or the monitoring of their behavior in the EU and U.K., notwithstanding the absence of an establishment therein. To the extent applicable, the GDPR imposes comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal data,” including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the U.K.

There are also other laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing data localization laws requiring that certain types of data be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs (including those related to storing data in multiple jurisdictions), require us to change our business practices in a manner adverse to our business or conflict with other laws to which we are subject, thereby exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

Failure to comply with applicable data protection laws could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes (including under both the EU GDPR and the UK GDPR), we could be fined under those regimes independently in respect of the same breach. In addition to fines, a breach of applicable data protection laws may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions). Furthermore, the laws and regulations regarding data privacy may become more stringent over time. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn harm our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal data or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation. Violation of these data protection laws and regulations may lead to a seizure of our database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations, cash flows or prospects.

We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could harm our business.

We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcomes of which are uncertain and inherently unpredictable. For example, in 2016, a claim was filed by the Ukraine Tax Authority alleging an additional charge of taxes and penalties resulting from a tax audit on our accounts for the years 2009 to 2014 as a result of our contractual relationship with Private Enterprise Wholesale Company Elbrus (“Elbrus”). The total claim by the tax authority amounts to approximately $33.9 million, and the case is pending in the court of first instance, awaiting the outcome of the criminal case against the ex-CEO of Elbrus. We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.

Any such disputes or legal proceedings, whether with or without merit, could be expensive and time consuming, and could divert the attention of our senior management. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. We cannot assure you what the ultimate outcome of any particular dispute or legal proceeding will be. For more information on current disputes, see Note 7 — Provisions and Contingent Liabilities to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.

The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see “Business of Kyivstar and Certain Information About Kyivstar — Regulatory — Licenses.” These licenses and the frameworks governing their renewals are subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the government may hold auctions (including auctions of spectrum for the 4G/LTE or more advanced services, such as 5G) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. We are required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to continue operating our business in the current or planned manner or to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For a discussion of the risks related to operating in frontier markets, see “Risks Related to our Market — Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets.”

It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations.

Our mobile network is supported by numerous base station transmission systems. Given the multitude of regulations that govern such equipment and the various permits required to operate our base stations, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. For a discussion of the risks associated with the export controls that could impact our ability to update and maintain our equipment and infrastructure, see “Risks Related to our Operations — We depend on third parties for certain services and equipment, infrastructure and other products important to our business.” As a result, there could be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods.

We also regularly receive notices from regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. In the past, we have closed base stations in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended or revoked in the future.

If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

General Risk Factors Related to Kyivstar

Our business may be adversely impacted by work stoppages and other labor matters, including mobilization.

Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of cost savings initiatives or redundancies in our offices. We could also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see “Business of Kyivstar and Certain Information About Kyivstar — Employees.”

Work stoppages could also occur due to natural disasters, civil unrest (including potential dissatisfaction with regards to our response to the ongoing war in Ukraine) or security breaches/threats, which would make access to work places and management of our systems difficult and may mean that we are not able to timely or cost effectively meet the demands of our customers. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.

Further, we may experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts in connection with the war and migration outside of Ukraine, which may affect the quality of service delivery and timeliness of service restoration in connection with our Ukrainian operations. The war in Ukraine poses security risks to our people, our facilities, our operations and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations.

Since February 24, 2022, the Ukrainian government has declared and repeatedly extended martial law, which also includes the mobilization of citizens for military or other defense-related service. This ongoing mobilization may require certain employees, including key employees, to leave their positions on short notice. See “Risks Related to our Operations — If we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.” Even the potential for mobilization can prompt employees to relocate, resign or seek alternative arrangements. For example, as of December 31, 2024, 5% of our employees had been drafted to the army. We make effort to maintain a balance between the necessity of mobilizing individuals into the Ukrainian army and ensuring the stability of our operations. In particular, we partially reserve key employees whose work is critically important to the company. However, we cannot exclude the risk of a larger number of company employees being mobilized at the request of the military office of Ukraine.

While we have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate, our crisis management procedures, business continuity plans and disaster recovery capabilities may not be effective at preventing or mitigating the effects of a prolonged war.

Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, may change accounting regulations that govern the preparation and presentation of our financial statements, and those who interpret the accounting standards, including the U.S. Securities and Exchange Commission (the “SEC”) may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or interpretation thereof, an outcome from a unfavorable regulatory review relating to our financial reporting or new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial statements and other financial information issued and such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, or may otherwise impact how we prepare and report our financial statements, and may impact future financial covenants in our financing documents. For more information on the impact of IFRS on our audited combined financial statements and on the implementation of new standards and interpretations issued, see Note 19 — Significant Accounting Policies to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Risks Related to Cohen Circle, the Business Combination and the Cohen Circle Shareholder Redemption

Cohen Circle has no operating history and no revenues.

Cohen Circle is an exempted company limited by shares incorporated under the laws of the Cayman Islands with no operating results, and it did not commence operations until obtaining funding through the IPO. If Cohen Circle fails to complete its initial business combination, Cohen Circle will never generate any operating revenues.

This proxy statement/prospectus presents unaudited pro forma condensed combined financial statements for Cohen Circle and Kyivstar Group Ltd. for informational purposes only and is not necessarily indicative of what Kyivstar’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Kyivstar Group Ltd. following the consummation of the Business Combination. For more information on these unaudited pro forma condensed combined financial statements, see the section in this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined balance sheet as of March 31, 2025 assumes that the Business Combination and related transactions occurred on March 31, 2025 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 give pro forma effect to the Business Combination and related transactions as if they had occurred on March 31, 2025. This unaudited pro forma condensed combined financial information is based upon, and should be read together with the accompanying notes to, the unaudited pro forma condensed combined financial statements, the audited financial statements of Cohen Circle and related notes, the Kyivstar audited consolidated financial statements and related notes, the sections of this proxy statement/prospectus entitled “Cohen Circle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been presented.

The Sponsors and Cohen Circle’s officers and directors have agreed to vote their shares in favor of the Business Combination Proposal, regardless of how Cohen Circle shareholders vote.

The Business Combination Proposal must be approved by a simple majority of the holders of the issued and outstanding Cohen Circle Ordinary Shares being entitled to do so either by voting in person or by proxy thereon at the Cohen Circle EGM. Our Sponsors and their permitted transferees own approximately 26.4% of Cohen Circle’s issued and outstanding Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares. As a result, in addition to the Founder Shares and placement shares held by our Sponsors, we would need only 7,460,001 or approximately 32.4%, of the 23,000,000 public shares to be voted in favor of the Business Combination at the Cohen Circle EGM (assuming all outstanding shares are voted and the parties to the letter agreement do not acquire any Cohen Circle Class A Ordinary Shares).

The decision to approve the Business Combination with Kyivstar may have been influenced by the possibility that the Founder Shares may be worthless if the Business Combination is not approved.

The Sponsors beneficially own or have a pecuniary interest in Founder Shares. The Sponsors have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period under Cohen Circle’s Articles. Therefore, if the Business Combination with Kyivstar Group or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Such securities had an aggregate market value of approximately $             million outstanding as of             , 2025, based on the closing price per Cohen Circle Class A Ordinary Share as of             , 2025 of $             per share, despite having been purchased for an aggregate of $25,000. As a result, the Sponsors are likely to be able to recoup its investment in Cohen Circle and make a substantial profit on that investment, even if Kyivstar Group Ltd. Common Shares have lost significant value. This means that the Sponsors could earn a positive rate of return on their investment, even if Cohen Circle’s Public Shareholders experience a negative rate of return in the post-business combination company. Accordingly, Cohen Circle’s management team, which owns interests in the Sponsors, may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate an initial business combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Shareholders, even if that business combination were with a less favorable target company or on terms less favorable to Public Shareholders rather than liquidate.

In addition, Cohen Circle’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf. These expenses will be repaid upon completion of the Business Combination with Kyivstar. However, if Cohen Circle fails to consummate the Business Combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, Cohen Circle may not be able to repay or reimburse these amounts if the Business Combination is not completed.

These financial interests may have influenced the decision of Cohen Circle’s directors to approve the Business Combination with Kyivstar and to continue to pursue such Business Combination. In considering the recommendations of Cohen Circle Board to vote for the Business Combination Proposal, its shareholders should consider these interests.

Cohen Circle and Kyivstar Group will incur significant transaction and transition costs in connection with the Business Combination.

Cohen Circle and Kyivstar have both incurred and expect that it will incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Kyivstar Group may also incur additional costs to retain key employees. Cohen Circle and Kyivstar will also incur significant legal, financial advisory, accounting and banking fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. The transaction expenses incurred by Cohen Circle and Kyivstar are estimated to be approximately $             million and $           million, respectively, in transaction costs related to the Business Combination. Such costs will be repaid out of the proceeds of the Transaction. Some of these costs are payable regardless of whether the Business Combination is completed.

Third parties may bring claims against Cohen Circle if it is not able to complete a business combination by October 10, 2026 and, as a result, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by shareholders could be less than $10.05 per share.

Under the current terms of the Cohen Circle Articles, Cohen Circle must complete the Business Combination with Kyivstar or another initial business combination by October 10, 2026 (unless extended), or Cohen Circle must cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating.

In such event, third parties may bring claims against Cohen Circle. Although Cohen Circle has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Cohen Circle Public Shareholders.

If Cohen Circle is unable to complete an initial business combination by October 10, 2026, or subsequent extensions thereof, the Sponsors have agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below the lesser of (i) $10.05 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.05 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, by the claims of target businesses or claims of vendors or other entities that are owed money by Cohen Circle for services rendered or contracted for or products sold to Cohen Circle to the extent that such a vendor or prospective target business did not execute such a waiver. However, it may not be able to meet such obligation. Therefore, the per share distribution from the Trust Account in such a situation may be less than $10.05 due to such claims.

Additionally, if Cohen Circle is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Cohen Circle otherwise enters compulsory or court-supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, Cohen Circle may not be able to return to its Public Shareholders at least $10.05 per share.

The Business Combination is subject to certain conditions that if not satisfied may be waived, and the exercise of Cohen Circle’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest.

The consummation of the Business Combination is subject to customary closing conditions for transactions, including, among others, (i) the receipt of the Cohen Circle’s shareholder approval at the Cohen Circle EGM; (ii) the receipt of regulatory approvals required pursuant to the Business Combination Agreement (if any), on terms and conditions reasonably satisfactory to the parties; (iii) the proxy statement/prospectus have been declared effective by the SEC; (iv) no law, rule, regulation or order of a governmental authority then being in effect prohibiting the consummation of the Transactions; (v) the full force and effect of all transaction agreements, having not been rescinded by any of the parties thereto; (vi) the parties having not less than $50 million; (vii) the listing application with Nasdaq in connection with Kyivstar Group Ltd. having been conditionally approved; and (viii) other customary closing conditions related to the parties’ respective representations, warranties and pre-Closing covenants set forth in the Business Combination Agreement.

To the extent permitted by the Cohen Circle Articles and under applicable law, the foregoing conditions may be waived by the applicable party or parties in writing. For example, it is a condition to Cohen Circle’s obligation to close the Business Combination that certain of VEON’s representations and warranties be true and correct in all material respects as of the date of the Merger Agreement and the Effective Time. However, if the Cohen Circle Board determines that it is in the best interests of Cohen Circle to proceed with the Business Combination, then the Cohen Circle Board may elect to waive that condition and close the Business Combination. For additional information please see the subsection of this proxy statement/prospectus entitled “The Business Combination Agreement and Transaction Document — The Business Combination Agreement — Conditions to Complete the Business Combination.” If the Cohen Circle Board determines that any modifications by the parties, including any waivers of any conditions to the Closing, materially change the terms of the Business Combination, Cohen Circle will notify its shareholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, filing a current report on Form 8-K and/or circulating a supplement to this proxy statement/prospectus.

Additionally, the obligations of Kyivstar to consummate or cause to be consummated the Business Combination are subject to the satisfaction of additional conditions, which may be waived in writing by Kyivstar.

In the period leading up to the consummation of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Cohen Circle to agree to amend the Business Combination Agreement, to consent to certain actions taken by VEON or to waive rights that Cohen Circle is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Kyivstar’s business, a request by Kyivstar to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Kyivstar’s business and would entitle Cohen Circle to terminate the Business Combination Agreement. In any of such circumstances, it would be at Cohen Circle’s discretion, acting through Cohen Circle’s Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of the directors of Cohen Circle described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what such director may believe is best for Cohen Circle and what such director may believe is best for himself or herself in determining whether or not to take the requested action. The Cohen Circle Board was aware of and considered these interests, among other matters, in reaching the determination to approve the Business Combination and the Business Combination Agreement and in recommending that the holders of Cohen Circle Shares vote to approve the Business Combination and adopt the Business Combination Agreement.

In the event that Cohen Circle, VEON and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that does not require further approval by Cohen Circle shareholders, Cohen Circle will inform such shareholders of the amendment by press release and other public communication. In the event that Cohen Circle, VEON and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by Cohen Circle shareholders, Cohen Circle will notify its shareholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, filing a current report on Form 8-K and/or circulating a supplement to this proxy statement/prospectus.

The absence of a redemption threshold may make it possible for Cohen Circle to complete the Business Combination even if a substantial majority of Cohen Circle Public Shareholders do not agree.

The Cohen Circle Articles do not provide a specified maximum redemption threshold and does not have a minimum net tangible asset requirement. As a result, Cohen Circle may be able to complete the Business Combination even though a substantial majority of Cohen Circle Public Shareholders do not agree with the Transactions and have redeemed their shares or, if Cohen Circle does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to the Sponsors or Cohen Circle’s officers, directors, advisors or their affiliates. In the event the aggregate cash consideration Cohen Circle would be required to pay for all Cohen Circle Class A Ordinary Shares that are validly submitted for redemption exceeds the aggregate amount of cash available to us, Cohen Circle will not complete the Business Combination or redeem any shares, return all Cohen Circle Class A Ordinary Shares submitted for redemption to the holders thereof, and may instead search for an alternate initial business combination.

In the event that any of the representations and warranties made by the Seller and the Business Combination Group in the Business Combination Agreement are proven to be inaccurate or incorrect, Cohen Circle and its shareholders may be unable to benefit from a post-closing adjustment to the Merger Consideration.

The representations and warranties made by the Seller, the Business Combination Group and Cohen Circle to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Cohen Circle and its shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Merger Consideration if any representation or warranty made by the Seller and/or the Business Combination Group in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Cohen Circle would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Cohen Circle shareholders who do not redeem their Cohen Circle Public Shares will experience immediate and material dilution upon Closing of the Business Combination.

Upon the completion of the Business Combination, (i) assuming, among other things, that no Cohen Circle Public Shareholders exercise redemption rights with respect to their Cohen Circle Public Shares upon completion of the Business Combination, Cohen Circle Public Shareholders, the Sponsors and the Seller will own approximately 10.5%, 2.2% and 87.2% of the Kyivstar Group Ltd. Common Shares, respectively; and (ii) assuming, among other things, that the maximum number of Cohen Circle Public Shares are redeemed upon completion of the Business Combination, Cohen Circle Public Shareholders, the Sponsors and the Kyivstar shareholders will own approximately 2.2%, 2.2% and 95.5% of the Kyivstar Group Ltd. Common Shares, respectively.

As such, Cohen Circle shareholders who do not redeem their Ordinary Shares will experience immediate and material dilution upon closing of the Business Combination.

Cohen Circle shareholders who are not affiliated with the Sponsors may be exposed to greater risk as a result of becoming shareholders of Kyivstar Group Ltd. through the Business Combination rather than acquiring securities of Kyivstar Group Ltd. directly in an underwritten public offering.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Kyivstar Group Ltd.’s Common Shares in connection therewith, investors will not receive the benefit of any outside independent review of the respective finances and operations of Cohen Circle and Kyivstar and their subsidiaries. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Cohen Circle’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, if Kyivstar became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” The completion of the Business Combination will not involve an underwriter subject to liability under Section 11 of the Securities Act.

In addition, the amount of due diligence conducted by Cohen Circle and its advisors in connection with the Business Combination may not be as thorough as would have been undertaken by an underwriter in connection with an initial public offering of Kyivstar. Accordingly, it is possible that defects in Kyivstar’s business or problems with Kyivstar’s management that would have been discovered if Kyivstar conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Kyivstar Group Ltd. Common Shares.

Unlike an underwritten initial public offering, the initial trading of Kyivstar Group Ltd.’s Common Shares will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Kyivstar Group Ltd.’s Common Shares on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Kyivstar Group Ltd.’s Common Shares during the period immediately following the listing.

Furthermore, the Sponsors and Cohen Circle’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Cohen Circle’s shareholders generally. Such interests may have influenced Cohen Circle’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Risk Factors — The interest of the Sponsors and Cohen Circle’s officers may conflict with those of Cohen Circle’s shareholders and may have influenced the decision to proceed with the Business Combination with Kyivstar” and “The Business Combination — Interests of Cohen Circle’s Officers and Directors in the Business Combination.” In addition, the value of the Founder Shares may be significantly greater than the amount the Sponsors paid to purchase such shares in the event the Business Combination is completed, even if the Business Combination causes the trading price of Kyivstar Group Ltd. Common Shares to materially decline from its trading price immediately before Closing.

If Nasdaq does not list Kyivstar Group Ltd.’s Common Shares on its exchange, investors may be unable to transact in Kyivstar Group Ltd.’s Common Shares and Cohen Circle may encounter additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of Cohen Circle’s securities on Nasdaq, Cohen Circle will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. Cohen Circle will apply to have Kyivstar Group Ltd.’s Common Shares listed on Nasdaq upon consummation of the Business Combination. Cohen Circle cannot assure you that Cohen Circle will be able to meet all initial listing requirements. Even if Kyivstar Group Ltd.’s Common Shares are listed on Nasdaq, Kyivstar Group Ltd. may be unable to maintain the listing of its securities in the future.

If Kyivstar Group Ltd. fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, neither Cohen Circle nor VEON would be required to consummate the Business Combination. In the event that Cohen Circle and VEON elected to waive this condition, and the Business Combination was consummated without Kyivstar Group Ltd.’s Common Shares being listed on Nasdaq or on another national securities exchange, Kyivstar Group Ltd. could face significant material adverse consequences, including:

•        a limited availability of market quotations for Cohen Circle’s securities;

•        reduced liquidity for Kyivstar Group Ltd.’s Common Shares;

•        a determination that Kyivstar Group Ltd.’s Common Shares are “penny stock” which will require brokers trading in Kyivstar Group Ltd. Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Kyivstar Group Ltd.’s Common Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If Kyivstar Group Ltd.’s Common Shares were not listed on Nasdaq, such securities would not qualify as covered securities and Cohen Circle would be subject to regulation in each state in which Cohen Circle offers Cohen Circle Securities because states are not preempted from regulating the sale of securities that are not covered securities.

If Cohen Circle files a bankruptcy petition or an involuntary bankruptcy petition is filed against Cohen Circle, a bankruptcy court may seek to recover distributed proceeds from the Trust Account.

If, after Cohen Circle distributes the proceeds in the Trust Account to Cohen Circle Public Shareholders, Cohen Circle files a bankruptcy petition or an involuntary bankruptcy petition is filed against Cohen Circle that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Cohen Circle shareholders. In addition, the Cohen Circle Board may be viewed as having breached its fiduciary duty to Cohen Circle’s creditors and/or having acted in bad faith, thereby exposing it and Cohen Circle to claims of punitive damages, for paying public shareholders from the Trust Account prior to addressing the claims of creditors. Cohen Circle cannot assure you that claims will not be brought against Cohen Circle for these reasons.

If, before distributing the proceeds in the Trust Account to Cohen Circle Public Shareholders, Cohen Circle files a bankruptcy petition or an involuntary bankruptcy petition is filed against Cohen Circle that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Cohen Circle shareholders and the per share amount that would otherwise be received by Cohen Circle shareholders in connection with Cohen Circle’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Cohen Circle Public Shareholders, Cohen Circle files a bankruptcy petition or an involuntary bankruptcy petition is filed against Cohen Circle that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Cohen Circle bankruptcy estate and subject to the claims of third parties with priority over the claims of Cohen Circle shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by Cohen Circle shareholders in connection with Cohen Circle’s liquidation may be reduced.

Cohen Circle shareholders may be held liable for claims by third parties against Cohen Circle to the extent of distributions received by them upon redemption of their shares.

If Cohen Circle is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Cohen Circle was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Cohen Circle shareholders. Furthermore, Cohen Circle’s directors may be viewed as having breached their fiduciary duties to Cohen Circle or its creditors and/or may have acted in bad faith, and thereby exposing themselves and Cohen Circle to claims, for paying public shareholders from the Trust Account prior to addressing the claims of creditors.

Cohen Circle’s directors may decide not to enforce the indemnification obligations of the Sponsors, resulting in a reduction in the amount of funds in the Trust Account available for distribution to public shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.05 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.05 per public share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsors assert that they are unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Cohen Circle’s directors would determine whether to take legal action against the Sponsors to enforce its indemnification obligations.

While Cohen Circle currently expects that its directors would take legal action on its behalf against the Sponsors to enforce its indemnification obligations to Cohen Circle, it is possible that Cohen Circle’s directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the directors to be too high relative to the amount recoverable or if the directors determine that a favorable outcome is not likely. If Cohen Circle’s directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to public shareholders may be reduced below $10.05 per public share.

If Cohen Circle’s Sponsors, directors, executive officers, advisors and their affiliates elect to purchase public shares or warrants, a vote on a proposed Business Combination may be influenced and the public “float” of Cohen Circle Class A Ordinary Shares or Cohen Circle Public Warrants may be reduced.

While they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions, if Cohen Circle does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, its sponsors, directors, executive officers, advisors or their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of its initial business combination, although they are under no obligation to do so. None of the funds in the Trust Account will be used to purchase public shares or warrants in such transactions.

In the event that Cohen Circle’s sponsors, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such transaction could be to (1) vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination, (2) reduce the number of public warrants outstanding or vote such warrants on any matters submitted to the warrant holders for approval in connection with its initial business combination or (3) satisfy a closing condition in an agreement with a target that requires Cohen Circle to have a minimum net worth or a certain amount of cash at the closing of its initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of Cohen Circle’s securities may result in the completion of its initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of Cohen Circle Class A Ordinary Shares or Cohen Circle Public Warrants may be reduced and the number of beneficial holders of Cohen Circle’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of its securities on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Activities taken by Cohen Circle’s shareholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on Cohen Circle’s ordinary shares.

At any time at or prior to the Cohen Circle EGM, during a period when they are not then aware of any material nonpublic information regarding Cohen Circle or its securities, the Sponsors, VEON, Kyivstar, and/or Cohen Circle’s or VEON’s directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against one or more of the proposals to be presented at the Cohen Circle EGM, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the proposals to be presented at the Cohen Circle EGM. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of Cohen Circle Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

If the Sponsors, VEON, and/or Cohen Circle’s or VEON’s directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public Cohen Circle shareholders who have already elected to exercise their redemption rights, then such selling shareholder would be required to revoke their prior elections to redeem their shares. The Sponsors, VEON, and/or Cohen Circle’s or VEON’s directors, officers, advisors or respective affiliates may also purchase public shares from institutional and other investors who indicate an intention to redeem Cohen Circle Class A Ordinary Shares, or, if the price per share of Cohen Circle Class A Ordinary Shares falls below $10.35 per share, then such parties may seek to enforce their redemption rights.

The purpose of such share purchases and other transactions would be to (i) increase the likelihood that the proposals presented at the Cohen Circle EGM receive the requisite votes needed for approval, and (ii) otherwise limit the number of public shares electing to redeem. The Sponsors, VEON and/or Cohen Circle’s or VEON’s directors, officers, advisors or respective affiliates may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the Cohen Circle Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a lower-than-market price and may therefore be more likely to sell the shares he, she, or it owns, either at or before the Business Combination.

If such transactions are executed, then the Business Combination could be completed in circumstances where such consummation would not have otherwise occurred. Share purchases by the persons described above would allow them to exert more influence over approving the proposals to be presented at the Cohen Circle EGM and would likely increase the chances that such proposals would be approved. Cohen Circle will file or submit a current report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the Cohen Circle EGM or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Cohen Circle may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into Business Combination Agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Cohen Circle’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed. Currently, neither we nor Cohen Circle are aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Business Combination.

The calculation of the number of shares of Kyivstar Group Ltd. to be issued to Kyivstar equity holders in the transactions will not be adjusted if there is a change in the value of Kyivstar before the Business Combination is completed.

The number of Kyivstar Group Ltd. Common Shares to be issued to Kyivstar’s equity holders in the transactions will not be adjusted if there is a change in the value of Kyivstar before the closing of the transactions. As a result, the actual value of the Kyivstar Group Ltd. Common Shares to be received by Kyivstar’s equity holders in the transactions will depend on the value of such shares at and after the closing of the Business Combination.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Cohen Circle or VEON expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Cohen Circle expects to achieve from the Business Combination.

If the Business Combination is not completed, Cohen Circle may not be able to complete another business combination on terms that would produce value for Cohen Circle shareholders, or at all.

Many potential target business with which Cohen Circle enters into negotiations concerning an initial business combination will be aware that, unless Cohen Circle amends its charter to extend its life and amend certain other agreements it has entered into, then Cohen Circle must complete its initial business combination by October 10, 2026. Consequently, if Cohen Circle is unable to complete the Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if Cohen Circle does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as Cohen Circle gets closer to the timeframe described above. In addition, Cohen Circle may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, Cohen Circle may have insufficient working capital to continue efforts to pursue a business combination.

Termination of the Business Combination Agreement could negatively impact Cohen Circle, Kyivstar and VEON.

If the Business Combination is not completed for any reason, including as a result of Cohen Circle’s shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Cohen Circle and VEON may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Cohen Circle and VEON would be subject to a number of risks, including the following:

•        Cohen Circle or VEON may experience negative reactions from the financial markets, including negative impacts on the price of Cohen Circle’s securities (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•        Kyivstar may experience negative reactions from its customers, vendors and employees;

•        Cohen Circle and VEON will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•        since the Business Combination Agreement restricts the conduct of Cohen Circle’s and Kyivstar’s businesses prior to completion of the Business Combination without consent of the other party, each of Cohen Circle and Kyivstar may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted them as independent companies, and the opportunity to take such actions may no longer be available.

If the Business Combination Agreement is terminated and the board of directors of Cohen Circle seeks another merger or business combination, Cohen Circle shareholders cannot be certain that Cohen Circle will be able to find another acquisition target or that such other merger or business combination will be completed.

Even if Cohen Circle consummates the Business Combination, there is no guarantee that the Cohen Circle Public Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for Cohen Circle’s Public Warrants is $11.50 per Cohen Circle Class A Ordinary Share. There is no guarantee that the Cohen Circle Public Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, they may expire worthless. As of           , 2025, Cohen Circle Class A Ordinary Shares were trading at $           per share and the Cohen Circle Public Warrants were not in the money.

Cohen Circle may amend the terms of its Public Warrants in a manner that may be adverse to holders of Cohen Circle Public Warrants with the approval by the holders of at least a majority of the then-outstanding Cohen Circle Public Warrants.

The Cohen Circle Public Warrants were issued in registered form under the Warrant Agreement, dated as of October 10, 2024, by and between Cohen Circle and the Transfer Agent (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the Cohen Circle Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then-outstanding Cohen Circle Public Warrants to make any change that adversely affects the interests of the registered holders of Cohen Circle Public Warrants. Accordingly, Cohen Circle may amend the terms of the Cohen Circle Public Warrants in a manner adverse to a holder if holders of at least a majority of the then-outstanding Public Warrants approve of such amendment. Cohen Circle may amend any term of the Cohen Circle Public Warrants with the consent of at least a majority of the then-outstanding Cohen Circle Public Warrants. For example, Cohen Circle may make amendments to, among other things, increase the exercise price of the Cohen Circle Public Warrants, convert the Cohen Circle Public Warrants into cash or shares (at a ratio different than initially provided), shorten the exercise period or decrease the number of Cohen Circle Class A Ordinary Shares purchasable upon exercise of a Cohen Circle Public Warrant. Therefore, because consent of all holders is not necessary to make such amendments, such amendments may be made to the Public Warrants without a holder’s approval.

Cohen Circle may redeem unexpired Cohen Circle Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

Cohen Circle has the ability to redeem its outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Cohen Circle Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Cohen Circle gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by Cohen Circle, Cohen Circle may exercise its redemption right even if Cohen Circle is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (a) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (c) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Cohen Circle Private Placement Warrants will be redeemable by Cohen Circle for cash so long as they are held by the Sponsors or its permitted transferees.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Cohen Circle can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of Cohen Circle Class A Ordinary Shares and may result in a lower value realized now than a shareholder might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the Cohen Circle Class A Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Cohen Circle’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Cohen Circle Class A Ordinary Shares for a pro rata portion of the funds held in the Trust Account.

In order to exercise their redemption rights, holders of public shares are required to submit a request in writing and deliver their shares (either physically or electronically) to Cohen Circle’s transfer agent at least two business days prior to the Cohen Circle EGM. Shareholders electing to redeem their shares will receive their pro rata portion of the Trust Account, including interest not previously released to us to pay Cohen Circle’s taxes, calculated as of two business days prior to the Closing Date. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.

Shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Public shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as more fully described in the section in this proxy statement/prospectus entitled “Extraordinary General Meeting — Redemption Rights,” tender their certificates to Cohen Circle’s transfer agent or deliver their shares to the transfer agent electronically through DTC prior to 5:00 p.m., Eastern time, on           , 2025. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Cohen Circle’s transfer agent will need to act to facilitate this request. It is Cohen Circle’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Cohen Circle does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

In addition, holders of outstanding Cohen Circle Units must separate the underlying public shares and Cohen Circle Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold Cohen Circle Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to the Transfer Agent with written instructions to separate such units into public shares and Cohen Circle Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the Cohen Circle Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Cohen Circle Units, you must instruct such nominee to separate your Cohen Circle Units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of Cohen Circle Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Cohen Circle Units and a deposit of the corresponding number of public shares and Cohen Circle Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the Cohen Circle Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

If a public shareholder fails to receive notice of Cohen Circle’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

Cohen Circle will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Cohen Circle’s compliance with these rules, if a public shareholder fails to receive Cohen Circle’s proxy materials, such shareholder may not become aware of the opportunity to redeem its public shares. In addition, the proxy materials that Cohen Circle will furnish to holders of its public shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a shareholder fails to comply with these or any other procedures, its public shares may not be redeemed.

If Cohen Circle is unable to consummate the Business Combination or any other initial business combination prior to October 10, 2026 (or any extension), the public shareholders may be forced to wait beyond such date before redemption from the Trust Account.

If Cohen Circle is unable to consummate the Business Combination or any other initial business combination prior to October 10, 2026 (or any extension), Cohen Circle will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Cohen Circle to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of Cohen Circle’s remaining shareholders and the Cohen Circle Board, liquidate and dissolve, subject in each case of (b) and (c) above to Cohen Circle’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Risks Related to our Relationship with VEON

We are dependent on VEON for certain aspects of our business.

We are dependent on VEON for certain services and assets owned by VEON, particularly with respect to the network infrastructure we utilize which is owned and operated by VEON’s subsidiary, UTC. In the event that we are unable to secure required services from UTC, we would need to seek these services from alternative sources, which may not be feasible at a similar quality, on less favorable contractual terms or at all. If we fail to continue to receive interconnection, roaming and access to network services or are unable to secure alternative services on terms that are as favorable, or at all, this could lead to disruptions in our operations and could have a material adverse effect on our business and results of operations. Any disruption of critical infrastructure may affect our services, and, if such disruption occurs, we will have limited control over the recovery process, which will be handled by VEON. In addition, any changes or alterations to the services or equipment provided to us by VEON may require VEON’s involvement, which may limit our flexibility to innovate or delay implementation of such changes or alterations.

In addition, we are dependent on VEON as a potential source of funding, and our ability to obtain additional capital, if needed, is dependent on their financial support. After the consummation of the Business Combination, Kyivstar Group Ltd. will also be dependent on VEON for any potential funding needs in order to cover certain expenses, such as any expenses incurred as a result of being a public company, including as a result of continued restrictions on upstreaming of dividends. See “— Risks Related to the Business and Industry of Kyivstar — Risks Related to the War in Ukraine — We may face the risk of nationalization or confiscation of our operations and assets.”

Furthermore, we could be materially and adversely impacted if VEON were to experience significant business challenges, disruptions or failures due to financial difficulties or bankruptcy, regulatory or quality compliance issues, or other legal or reputational issues. VEON’s strong brand recognition is connected with our brand. However, because of our affiliation, any event or publicity that adversely affects the business, reputation or brand, including litigation, regulatory or other matters, of VEON or any of its affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not directly associated with our company or our products and services. See “— Risks Related to the War in Ukraine — We have suffered reputational harm as a result of the ongoing war in Ukraine.”

In addition, transactions with entities in which related parties hold ownership interests, such as any transactions with VEON, present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with our interests and those of future unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice. Furthermore, we may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable than we may have otherwise achieved in the absence of a controlling shareholder. See also, “— Following the consummation of the Business Combination, VEON may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of Kyivstar Group Ltd.”

Following the consummation of the Business Combination, VEON may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of Kyivstar Group Ltd.

Upon completion of the Business Combination, VEON will beneficially own approximately            % of Kyivstar Group Ltd.’s Common Shares and will exercise majority voting control of Kyivstar Group Ltd, which may limit the ability of other shareholders to influence corporate matters and could delay or prevent a change in corporate control.

VEON may have the ability to exercise control in determining the outcome of corporate transactions or other matters, including (i) making amendments to our business that are put to a shareholder vote; (ii) certain issuances of additional common shares or raising any other equity or debt financings; (iii) election of directors; and (iv) any merger, consolidation or significant corporate transactions. The interests of VEON may not always be aligned with our interests or the interests of our other shareholders. VEON may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, and these decisions may be different from the decisions that we would have made on our own. Furthermore, VEON’s decisions with respect to us or our business may be resolved in ways that favor VEON and, therefore, VEON’s own shareholders, which may not be in our best interests or the best interest of our other shareholders.

In addition, this concentration of ownership may harm the value of Kyivstar Group Ltd. Common Shares by, among other things, delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination or causing us to enter into transactions or agreements that are not in the best interests of all of our shareholders.

Risks Related to Being a Public Company

Various factors may limit Kyivstar Group Ltd.’s ability to declare and pay dividends.

Kyivstar Group Ltd.’s ability to declare and pay dividends is subject to the discretion of the Kyivstar Group Ltd. board of directors (the “Kyivstar Group Ltd. Board”). Various factors may cause the Kyivstar Group Ltd. Board to determine not to pay dividends, including Kyivstar Group Ltd.’s financial condition and prospects, earnings, shareholders equity and free cash flow, the movement of the U.S. dollar against the Ukrainian hryvnia, its leverage, capital requirements, contractual and currency restrictions, the broader global economic outlook, legal proceedings and other such factors as the Kyivstar Group Ltd. Board may consider relevant.

Kyivstar Group Ltd.’s payment of dividends is also subject to prohibitions, restrictions and currency controls. For example, restrictions applicable in Ukraine to all foreign-owned companies have limited our upstreaming of dividends, which include local banking and capital restrictions and legal restrictions on making certain payments abroad, such as investments, interest and principal payments on loans or financing of any affiliate companies or representative offices offshore. See “— Risks Related to the Business and Industry of Kyivstar — Risks Related to our Liquidity and Capital — Our indebtedness and debt service obligations could decrease our cash flow, which could adversely affect our business and financial condition.”

Because Kyivstar Group Ltd. does not expect to pay any dividends on its Common Shares for the foreseeable future, your ability to achieve a return on your investment will depend on the appreciation in the price of Kyivstar Group Ltd.’s Common Shares.

You should not rely on an investment in Kyivstar Group Ltd.’s Common Shares to provide dividend income. Kyivstar Group Ltd. does not anticipate paying any cash dividends to its shareholders in the foreseeable future. Kyivstar Group Ltd.’s ability to pay cash dividends is subject to various factors and is currently limited by restrictions applicable in Ukraine to all foreign-owned companies. See “— Various factors may limit Kyivstar Group Ltd.’s ability to the declare and pay dividends.” There can be no assurances of when or if these restrictions, or any applicable sanctions laws, will end, if at all. Accordingly, you must rely on sales of your Common Shares after price appreciation, which may never occur, as the only way to realize any return on your investment.

The market price of Kyivstar Group Ltd. Common Shares may be volatile or may decline regardless of Kyivstar Group Ltd.’s operating performance. You may lose some or all of your investment.

The trading price of Kyivstar Group Ltd. Common Shares following completion of the Business Combination is likely to be volatile. The U.S. stock market recently has experienced high volatility, which often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your Kyivstar Group Ltd. Common Shares at an attractive price due to a number of factors such as the following:

•        Kyivstar Group Ltd.’s operating and financial performance and prospects; Kyivstar Group Ltd.’s quarterly or annual earnings, or those of other companies in its industry compared to market expectations;

•        International sanctions or trade restrictions imposed on Kyivstar Group Ltd. or its shareholders

•        The ongoing war in Ukraine and general geopolitical instability in Ukraine

•        Conditions that impact demand for Kyivstar Group Ltd.’s products and/or services;

•        Future announcements concerning Kyivstar Group Ltd.’s business, its customers’ businesses, or its competitors’ businesses;

•        The public’s reaction to Kyivstar Group Ltd.’s press releases or other public announcements and filings with the SEC;

•        The market’s reaction to Kyivstar Group Ltd.’s reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•        The size of Kyivstar Group Ltd.’s public float;

•        The timing and/or amount of Kyivstar Group Ltd. common shares sold by VEON;

•        The control of VEON over Kyivstar Group Ltd.;

•        Coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        Market and industry perception of Kyivstar Group Ltd.’s success, or lack thereof, in pursuing its growth strategy;

•        Strategic actions by Kyivstar Group Ltd. or its competitors, such as acquisitions or restructurings;

•        Changes in laws or regulations that adversely affect Kyivstar Group Ltd.’s industry or Kyivstar Group Ltd.;

•        Privacy and data protection laws, privacy or data breaches, or the loss of data;

•        Changes in accounting standards, policies, guidance, interpretations or principles;

•        Changes in senior management or key personnel;

•        Issuances, exchanges or sales, or expected issuances, exchanges or sales of Kyivstar Group Ltd. Common Shares;

•        Changes in Kyivstar Group Ltd.’s dividend policy;

•        Adverse resolution of new or pending litigation against Kyivstar Group Ltd.; and

•        Changes in general market, economic and political conditions in Ukraine, the United States and other global economies or financial markets, including those resulting from inflation, natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of Kyivstar Group Ltd. Common Shares, regardless of Kyivstar Group Ltd.’s operating performance. In addition, price volatility may be greater if the public float and trading volume of Kyivstar Group Ltd. Common Shares is low. As a result, you may suffer a loss on your investment.

Kyivstar Group Ltd.’s share price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and Kyivstar Group Ltd. expects that increased focus to continue, and Kyivstar Group Ltd. may be subject to increased scrutiny by the SEC and other government agencies as a result, which could adversely affect the price of Kyivstar Group Ltd. Common Shares.

A market for Kyivstar Group Ltd.’s Common Shares may not develop, which could adversely affect the liquidity and price of its shares.

The price of Kyivstar Group Ltd.’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Kyivstar Group Ltd.’s securities may never develop or, if developed, may not be sustained. In addition, the price of Kyivstar Group Ltd.’s securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if Kyivstar Group Ltd.’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Kyivstar Group Ltd. may incur significant expenses or struggle to execute its business and growth strategies if it becomes subject to any securities litigation, shareholder activism, regulatory actions or other compliance issues.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against SPAC sponsors, has been increasing recently, especially in the context of “de-SPAC transactions.” Volatility in the share price of Kyivstar Group Ltd. securities or other reasons may in the future cause Kyivstar Group

Ltd. to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert Kyivstar Group Ltd.’s management attention and resources from Kyivstar Group Ltd.’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to Kyivstar Group Ltd.’s future, adversely affect its relationships with customers and make it more difficult to attract and retain qualified personnel. Also, Kyivstar Group Ltd. may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, the price of Kyivstar Group Ltd. securities could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism. Furthermore, Kyivstar Group Ltd. and its subsidiaries have been and will continue to be subject to a number of regulations due to the nature of its business operations and its jurisdiction. Kyivstar Group Ltd. and its subsidiaries may be subject to regulatory actions, including the potential assessment of penalties, to the extent Kyivstar and VEON have not historically complied, or Kyivstar Group Ltd. or its subsidiaries in the future do not comply, with one or more regulatory requirements to which Kyivstar Group Ltd. or its subsidiaries may have been, or may in the future be, subject. To the extent Kyivstar Group Ltd. or one of its subsidiaries is required to pay any fees or penalties as a result of noncompliance with regulatory requirements, the impact of such payment may have an adverse effect on Kyivstar Group Ltd.’s business, financial condition or results of operations.

The only principal asset of Kyivstar Group Ltd. following the Business Combination will be its interest in Kyivstar.

Upon consummation of the Business Combination, Kyivstar Group Ltd. will be a holding company and will have no material assets other than its interests in Kyivstar and its subsidiaries and accordingly, absent external funding, Kyivstar Group Ltd. will depend on distributions from Kyivstar to pay its debts and other obligations. Kyivstar Group Ltd. is not expected to have independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, as well as dividends in the future, if any, will be dependent upon the financial results and cash flows of Kyivstar. There can be no assurance that Kyivstar will generate sufficient cash flow to distribute funds to Kyivstar Group Ltd., or that contractual restrictions, applicable law or regulations. For example, restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Kyivstar to VEON. See also, “— Risks Related to our Relationship with VEON — We are dependent on VEON for certain aspects of our business” and “— Risks Related to the Business and Industry of Kyivstar — We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.”

Kyivstar may enter into additional financing or other agreements in the future that may restrict the distribution of dividends or other payments to shareholders. If Kyivstar does not distribute sufficient funds to Kyivstar Group Ltd. to pay its taxes or operating expenses, Kyivstar Group Ltd. may default on contractual obligations or have to borrow additional funds. Kyivstar Group Ltd.’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. In the event that Kyivstar Group Ltd. is required to borrow additional funds, it could adversely affect Kyivstar Group Ltd.’s liquidity and subject it to additional restrictions imposed by lenders.

The issuance of additional shares or other debt or equity securities by Kyivstar Group Ltd. could make it difficult for another company to acquire Kyivstar Group Ltd., may dilute your ownership of Kyivstar Group Ltd. and could adversely affect the price of Kyivstar Group Ltd. Common Shares.

In the future, Kyivstar Group Ltd. may obtain financing to further increase its capital resources and may issue additional shares and/or offer debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, and/or preferred shares. Issuing additional Kyivstar Group Ltd. Common Shares, other equity securities and/or securities convertible into equity may dilute the economic and voting rights of Kyivstar Group Ltd.’s existing shareholders, reduce the market price of outstanding Kyivstar Group Ltd. Common Shares or both. Kyivstar Group Ltd.’s decision to issue securities in any future offering will depend on, among other things, market conditions and other factors, some of which may be beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Kyivstar Group Ltd. Common Shares bear the risk that Kyivstar Group Ltd.’s future offerings, exercise of Kyivstar Group Ltd. Warrants and exercise of any options under any stock option plans may reduce the market price of Kyivstar Group Ltd. Common Shares and dilute their percentage ownership. See the section entitled “Description of Kyivstar Group Ltd. Securities.”

Future resales of Kyivstar Group Ltd. Common Shares after the consummation of the Business Combination may cause the market price of Kyivstar Group Ltd.’s securities to drop significantly, even if Kyivstar Group Ltd.’s business is doing well.

Pursuant to the lock-up agreements described in the section “Business Combination Agreement and Transaction Documents,” after the consummation of the Business Combination and subject to certain exceptions, the Sponsors and the Seller will be contractually restricted from selling or transferring any of their respective Kyivstar Group Ltd. Common Shares. Such restrictions begin at Closing and end on the earlier of (i) the date that is 180 days after Closing; (ii) such time as the share price meets or exceeds $13.50 for 20 out of any 30 consecutive trading days but no earlier than 90 days following closing; and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event (as defined in the Sponsor Agreement or Seller Lock-up Agreement, as applicable), in each case except to a Permitted Transferee (as defined in the Sponsor Agreement or Seller Lock-up Agreement, as applicable) as expressly permitted by the Sponsor Agreement or Seller Lock-up Agreement, as applicable. See “The Business Combination Agreement and Transaction Documents.”

However, following the expiration of such lock-up agreements, the Sponsors and the Seller, will not be restricted from selling Kyivstar Group Ltd. Common Shares held by them, other than by applicable securities laws. Upon completion of the Business Combination, the Sponsors and the Seller will collectively beneficially own approximately            % of the outstanding Kyivstar Group Ltd. Common Shares at Closing.

The Kyivstar Group Ltd. Common Shares held by the Sponsors and the Seller may be sold after the expiration of the applicable lock-up period under each of the Sponsor Agreement and the Seller Lock-Up Agreement, subject to applicable securities laws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Kyivstar Group Ltd. Common Shares, and the market price of Kyivstar Group Ltd. Common Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Kyivstar Group Ltd., as a “controlled company” within the meaning of the rules of the Nasdaq and will qualify for certain exemptions from Nasdaq corporate governance requirements.

A “controlled company” within the meaning of the rules of the is a company of which more than 50% of the voting power is held by an individual, group or another company. As a result of VEON’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to Kyivstar Group Ltd.’s shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), Kyivstar Group Ltd. is expected to qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, Kyivstar Group Ltd. will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nomination committee and remuneration committee shall be composed entirely of independent directors. Kyivstar Group Ltd. currently intends to take advantage of certain of the exemptions from the Nasdaq corporate governance standards available to controlled companies, and therefore Kyivstar Group Ltd.’s shareholders may not have the same protection afforded to them as shareholders of companies that are subject to these corporate governance requirements. See “Management of Kyivstar Group Ltd. after the Business Combination.”

The reduced public company reporting requirements applicable to “emerging growth companies” may make Kyivstar Group Ltd. Common Shares less attractive to investors.

Kyivstar Group Ltd. qualifies as an “emerging growth company,” as defined in the JOBS Act. While Kyivstar Group Ltd. remains an emerging growth company, it is permitted to and plans to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (i) an exemption from compliance with the auditor attestation requirement in the assessment of Kyivstar Group Ltd.’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation arrangements in Kyivstar Group Ltd.’s periodic reports, registration statements and proxy statements, and (iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, the information Kyivstar Group Ltd. provides will be different than the information that is available with respect to other public companies that are not emerging growth companies.

Kyivstar Group Ltd. cannot predict whether investors will find Kyivstar Group Ltd. Common Shares less attractive if it relies on these exemptions. If some investors find Kyivstar Group Ltd. Common Shares less attractive as a result, there may be a less active trading market for the Kyivstar Group Ltd. Common Shares. The market price of Kyivstar Group Ltd. Common Shares may be more volatile.

Kyivstar Group Ltd. will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the consummation of the Business Combination, (2) in which Kyivstar Group Ltd. has total annual gross revenue of at least $1.235 billion, or (3) in which Kyivstar Group Ltd. is deemed to be a large accelerated filer, which means the market value of Kyivstar Group Ltd. Common Shares that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which Kyivstar Group Ltd. has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Certain individuals on Kyivstar Group Ltd.’s management team have limited experience in operating a public company.

Certain Kyivstar Group Ltd.’s executive officers have limited experience in the management of a publicly traded company. The Kyivstar Group Ltd. management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the business. Kyivstar Group Ltd. may not have enough adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for Kyivstar Group Ltd. to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that Kyivstar Group Ltd. will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

Kyivstar Group Ltd. will incur increased costs and obligations as a result of being a public company.

As a privately held business, Kyivstar has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, Kyivstar Group Ltd. will incur significant legal, accounting and other expenses that Kyivstar was not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that Kyivstar Group Ltd.’s Board and management must devote to complying with these rules and regulations. Kyivstar Group Ltd.’s management expects these rules and regulations to increase its legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish or and further develop the corporate infrastructure demanded of a public company may divert management’s attention from its focus on Kyivstar’s business strategy, which could prevent Kyivstar from improving its business, results of operations and financial condition. Kyivstar has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a publicly traded company. However, the measures it takes may not be sufficient to satisfy Kyivstar Group Ltd.’s obligations as a publicly traded company.

If Kyivstar Group Ltd. is unable to maintain an effective system of internal controls and compliance, its business and reputation could be adversely affected.

While Kyivstar Group Ltd. manages regulatory compliance by monitoring and evaluating its internal controls to ensure that it is in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in its internal controls and compliances will not arise, or that it will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in its internal controls, in a timely manner or at all. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the company’s policies and procedures may deteriorate. As Kyivstar Group Ltd. continues to grow, there can be no assurance that there will be no instances of non-compliance with statutory requirements, which may subject it to regulatory action, including monetary penalties, which may adversely affect its business and reputation.

Kyivstar Group Ltd.’s failure to timely and effectively implement appropriate controls and procedures could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Section 404 of the Sarbanes-Oxley Act will require Kyivstar Group Ltd. to evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of its internal control over financial reporting beginning with its annual report for the year ending December 31, 2026. Additionally, once Kyivstar Group Ltd. ceases to be an emerging growth company, its independent registered accounting firm will also be required to attest to the effectiveness of its internal controls over financial reporting in each annual report on Form 20-F to be filed with the SEC. Kyivstar Group Ltd. may in the future identify material weaknesses or significant deficiencies that it may be unable to remedy before the requisite deadline for those reports. Kyivstar Group Ltd.’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across its company. Kyivstar Group Ltd. expects these systems and controls to involve significant expenditures and to become increasingly complex as its business grows. To effectively manage this complexity, Kyivstar Group Ltd. will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm its operating results and cause it to fail to meet its financial reporting obligations or result in material misstatements in its financial statements, which could adversely affect its business and reduce its share price.

As a “foreign private issuer” under the rules and regulations of the SEC, Kyivstar Group Ltd. is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Kyivstar Group Ltd. is, and will be after the consummation of the Business Combination is expected to be, considered a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The rules governing the information that foreign private issuers are required to disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Kyivstar Group Ltd. is not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, Kyivstar Group Ltd. is exempt from the SEC’s proxy rules and proxy statements that it distributes are not subject to review by the SEC and Section 16 of the Exchange Act regarding sales of shares by insiders. Kyivstar Group Ltd. is also not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Kyivstar Group Ltd.’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Kyivstar Group Ltd.’s securities.

In addition, as a “foreign private issuer,” Kyivstar Group Ltd. is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports on Form 20-F filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Kyivstar Group Ltd. intends to follow home country practice in lieu of the following Nasdaq requirements:            . Kyivstar Group Ltd. cannot give any assurances that it will follow these or other Nasdaq corporate governance requirements in the future and may therefore in the future rely on additional available Nasdaq exemptions that would allow Kyivstar Group Ltd. to follow its home country practice. Unlike the requirements of Nasdaq, Kyivstar Group Ltd. is not required, under the corporate governance practice and requirements in Bermuda, to have its board consist of a majority of independent directors, nor is Kyivstar Group Ltd. required to have a remuneration committee or a nomination or governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. If Kyivstar Group Ltd. decides to follow some or all of these home country practices, such home country practices may afford less protection to holders of Kyivstar Group Ltd.’s securities. For additional information, see the section of this proxy statement/prospectus entitled “Management of Kyivstar Group Ltd. After the Business Combination — Foreign Private Issuer Exemption.”

Kyivstar Group Ltd. could cease to be considered a “foreign private issuer” under current SEC rules and regulations if more than 50% of Kyivstar Group Ltd.’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Kyivstar Group Ltd.’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Kyivstar Group Ltd.’s assets are located in the United States; or (iii) Kyivstar Group Ltd.’s business is administered principally in the United States. If Kyivstar Group Ltd. loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. In the event that Kyivstar Group Ltd. loses its foreign private issuer status, the regulatory and compliance costs to under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs incurred as a foreign private issuer and Kyivstar Group Ltd.’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If securities or industry analysts do not publish research or reports about Kyivstar Group Ltd.’s business or the Business Combination or publish negative reports, the market price of Kyivstar Group Ltd. Common Shares could decline.

The trading market for Kyivstar Group Ltd. Common Shares will be influenced by the research and reports that industry or securities analysts publish about Kyivstar Group Ltd., Kyivstar Group Ltd.’s business or the Business Combination. Kyivstar Group Ltd. may be unable or slow to attract research coverage and if one or more analysts cease coverage of Kyivstar Group Ltd., the price and trading volume of Kyivstar Group Ltd.’s securities would likely be negatively impacted. If any of the analysts that may cover Kyivstar Group Ltd. change their recommendation regarding Kyivstar Group Ltd.’s securities adversely, or provide more favorable relative recommendations about Kyivstar Group Ltd.’s competitors, the price of Kyivstar Group Ltd.’s securities would likely decline. If any analyst that may cover Kyivstar Group Ltd. ceases covering Kyivstar Group Ltd. or fails to regularly publish reports on Kyivstar Group Ltd., it could lose visibility in the financial markets, which could cause the price or trading volume of Kyivstar Group Ltd.’s securities to decline. If one or more of the analysts who cover Kyivstar Group Ltd. downgrades Kyivstar Group Ltd. Common Shares or if Kyivstar Group Ltd.’s reporting results do not meet their expectations, the market price of Kyivstar Group Ltd. Common Shares could decline. Moreover, the market price of Kyivstar Group Ltd. Common Shares may decline as a result of the Business Combination if Kyivstar Group Ltd. does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial analysts, or the effect of the Business Combination on Kyivstar Group Ltd.’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Kyivstar Group Ltd. Common Shares following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of Kyivstar Group Ltd. Common Shares. In addition, a decline in the market price of Kyivstar Group Ltd. Common Shares following the consummation of the Business Combination could adversely affect Kyivstar Group Ltd.’s ability to issue additional securities and to obtain additional financing in the future.

Risks Related to the Business Combination Agreement

We have a minimum available cash condition, which may make it more difficult for us to complete the Business Combination as currently contemplated.

The Business Combination Agreement provides that the obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing Date, the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by the Public Shareholders of their right to have Cohen Circle redeem their Cohen Circle Class A Ordinary Shares in connection with the Cohen Circle EGM convened to approve the Business Combination) together with any proceeds raised from a PIPE Investment on or prior to the Closing Date be equal to or exceed $50.0 million (the “Minimum Cash Amount”).

If the Minimum Cash Amount is not satisfied, there can be no assurance that Cohen Circle and the Seller (the parties that have a right to waive the Minimum Cash Amount pursuant to the terms of the Business Combination Agreement) would waive the Minimum Cash Amount and both such parties must agree to waive such condition in writing in order for the Minimum Cash Amount to be waived. Cohen Circle and the Seller may each elect to waive the Minimum Cash Amount condition for any number of reasons, including to facilitate the consummation of the Business Combination. If such condition is neither met nor waived pursuant to the terms of the Business Combination Agreement, then the proposed Business Combination Agreement would not be consummated.

Kyivstar will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Kyivstar is subject to contractual restrictions while the Business Combination is pending. The Business Combination Agreement, absent consent from Cohen Circle, restricts Kyivstar from making certain expenditures and taking other specified actions without the consent of Cohen Circle until the Business Combination occurs. These restrictions may prevent Kyivstar from pursuing certain business opportunities prior to the completion of the Business Combination. See the section entitled “The Business Combination Agreement and Transaction Documents — Conduct of Business Pending Consummation of the Business Combination and Covenants.”

Risks Related to Taxation

There may be U.S. federal income tax consequences of the Business Combination that may adversely affect holders of Cohen Circle Ordinary Shares or Cohen Circle Warrants.

Although it is intended for the Merger to qualify as a tax-free exchange for U.S. federal income tax purposes as described in Section 351(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond the Cohen Circle’s control. There can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge the intended characterization of the transaction for U.S. federal income tax purposes. To the extent the Merger does not so qualify, it could result in the imposition of substantial taxes on holders of Cohen Circle Ordinary Shares and Cohen Circle Warrants.

It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code. U.S. holders should consult their tax advisors regarding the potential qualification of the Merger as a reorganization for U.S. federal income tax purposes.

It is possible that a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations”) of Cohen Circle Ordinary Shares and Cohen Circle Warrants could be treated as transferring its Cohen Circle Ordinary Shares and Cohen Circle Warrants, if any, to Kyivstar Group Ltd. in an exchange governed only by Section 351(a) of the Code (and not by Section 368 of the Code), in which case such U.S. holder would recognize gain (if any) with respect to such Cohen Circle Ordinary Shares and Cohen Circle Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of such Kyivstar Group Ltd. Common Shares and

Kyivstar Group Ltd. Warrants over such U.S. holder’s tax basis in such Cohen Circle Ordinary Shares and Cohen Circle Warrants or (ii) the fair market value of such Kyivstar Group Ltd. Warrants. Any loss realized by a U.S. holder should not be recognized.

Alternatively, it is also possible that, if the deemed transfer of Cohen Circle Ordinary Shares and Cohen Circle Warrants qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, subject to Section 367(a) of the Code, a U.S. holder of Cohen Circle Ordinary Shares and Cohen Circle Warrants generally should not recognize any gain or loss on any such deemed transfer of Cohen Circle Warrants, and such U.S. holder’s basis in the Kyivstar Group Ltd. Warrants deemed received should be equal to the U.S. holder’s basis in its Cohen Circle Warrants deemed transferred.

If the Merger is described in Section 351(a) or Section 368 of the Code but it is determined that Section 367(a) of the Code applies to the transfer of Cohen Circle Ordinary Shares, then a U.S. holder would generally recognize gain (but not loss) to the extent that gain would have been recognized if such transfer did not qualify for non-recognition under Section 351(a) or Section 368 of the Code.

In addition, a U.S. holder of Cohen Circle Ordinary Shares or Cohen Circle Warrants could be subject to adverse U.S. federal income tax consequences as a result of the Business Combination if the Cohen Circle is a passive foreign investment company within the meaning of Section 1297 of the Code at any time during a U.S. holder’s holding period of Cohen Circle Ordinary Shares or Cohen Circle Warrants.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Certain Tax Considerations — U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences to you of the Merger.

THE Extraordinary general MEETING OF COHEN CIRCLE

This proxy statement/prospectus is being provided to Cohen Circle shareholders as part of a solicitation of proxies by the Cohen Circle Board for use at the extraordinary general meeting of Cohen Circle to be held on            , 2025, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the extraordinary general meeting and the Proposals on which you are being asked to vote, and other information you may find useful in determining how to vote on the Proposals and voting procedures.

This proxy statement/prospectus is being first mailed on or about            , 2025 to all shareholders of record of Cohen Circle as of the Record Date for the extraordinary general meeting for Cohen Circle shareholders. On the Record Date, there were              shares of Cohen Circle Class A Ordinary Shares outstanding and              shares of Cohen Circle Class B Ordinary Shares outstanding.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on             , 2025 at a.m., Eastern time, via live webcast at            and at            , or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the Proposals.

Proposals at the Extraordinary General Meeting

At the extraordinary general meeting, Cohen Circle shareholders will vote on the following Proposals:

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and authorize, by ordinary resolution, the Business Combination Agreement and the Business Combination;

•        Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal (the “Merger Proposal”) to approve, by special resolution, to authorize Cohen Circle to merge with Merger Sub so that Merger Sub will merge with and into Cohen Circle and Cohen Circle will be the surviving company and all the undertaking, property and liabilities of the Merger Sub vest in Cohen Circle by virtue of such merger pursuant to the Companies Act (As Revised); (b) the Plan of Merger substantially in the form annexed to this Proxy Statement as Annex F be and is hereby authorized, approved and confirmed in all respects and Cohen Circle be authorized to enter into the Plan of Merger; (c) that upon the Effective Date (as defined in the Plan of Merger): (i) the amending and restating of the memorandum and articles of Surviving Company (as defined in the Plan of Merger) in the form attached to the Plan of Merger is approved in all respects, (ii) the name of the Surviving Company be changed to “Kyivstar Cayman Corp.” and (iii) each of the authorized shares in the capital of the Surviving Company be re-designated as ordinary shares such that the share capital of the Surviving Company is $55,500 divided into 555,000,000 ordinary shares of a nominal or par value of $0.0001 each; and

•        Proposal No. 3 — The Adjournment Proposal — to adjourn, by ordinary resolution, the Cohen Circle EGM to a later date or dates, (i) to the extent necessary to ensure any required supplement or amendment to this proxy statement/prospectus is provided to Cohen Circle shareholders, (ii) in order to solicit additional proxies from Cohen Circle shareholders in favor of the approval of one or more of the Proposals at the Cohen Circle EGM, or (iii) the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, be hereby approved, ratified and confirmed in all respects.

THE COHEN CIRCLE BOARD RECOMMENDS THAT
YOU VOTE “FOR” EACH OF THESE PROPOSALS

Voting Power; Record Date

As a shareholder of Cohen Circle, you have a right to vote on certain matters affecting Cohen Circle. The Proposals that will be presented at the extraordinary general meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the extraordinary general meeting if you owned shares of Cohen Circle Class A Ordinary Shares at the close of business on the Record Date for the extraordinary general meeting. You are entitled to one vote for each share of Cohen Circle Class A Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were              shares of Cohen Circle Class A Ordinary Shares, of which              are Public Shares and              are Founder Shares.

Vote of the Sponsors and Cohen Circle’s Officers and Directors

Prior to the Cohen Circle IPO, Cohen Circle entered into agreements with the Sponsors and the current officers and directors of Cohen Circle, pursuant to which each agreed to vote any shares of Cohen Circle Class A Ordinary Shares owned by them in favor of an initial business combination. These agreements apply to such holders, including the Sponsors, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other Proposals presented to Cohen Circle shareholders in this proxy statement/prospectus. As of the Record Date, the Sponsors and its affiliates owned              Founder Shares, representing             % of the shares of Cohen Circle Class A Ordinary Shares then outstanding and entitled to vote at the extraordinary general meeting.

The Sponsors have waived any redemption rights, including with respect to Cohen Circle Class A Ordinary Shares purchased in the Cohen Circle IPO or in the aftermarket, in connection with Business Combination. The Founder Shares have no redemption rights or rights to liquidating distributions from the Trust Account and will be worthless if no business combination is effected by Cohen Circle by October 10, 2026, subject to up to two additional one-month extensions pursuant to the Cohen Circle Articles. However, the Sponsors and the current officers and directors of Cohen Circle are entitled to liquidating distributions upon the liquidation of Cohen Circle with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Extraordinary General Meeting

A quorum of Cohen Circle shareholders is necessary to hold a valid meeting. A quorum will be present if one or more shareholders who together hold a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares entitled to vote are present, virtually or represented by proxy, at the extraordinary general meeting. Abstentions will be counted as present for the purpose of determining a quorum but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Cohen Circle does not expect any broker non-votes at the extraordinary general meeting because there are no routine proposals to be voted on at the extraordinary general meeting. The issued and outstanding Cohen Circle Class A Ordinary Shares held by the initial shareholders will be counted towards determining the presence of a quorum. In the absence of a quorum, the chairman of the extraordinary general meeting has the power to adjourn the extraordinary general meeting. As of the Record Date,              Cohen Circle Class A Ordinary Shares would be required to achieve a quorum.

The approval of each of the Business Combination Proposal and Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by the holders of the Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares, voting as a single class, present in person or represented by proxy at the extraordinary general meeting and entitled to vote.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not be treated as votes cast. The Sponsors have agreed to vote its Founder Shares and any Public Shares purchased by it during or after the Cohen Circle IPO in favor of the Business Combination Proposal and the Merger Proposal.

Approval of the Merger Proposal requires the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares, voting as a single class, present in person or represented by proxy at the extraordinary general meeting and entitled to vote.

The Closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal, if presented, is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal does not receive the requisite vote for approval, Cohen Circle will not consummate the Business Combination. If Cohen Circle does not consummate the Business Combination and fails to complete an initial business combination by October 10, 2026, subject to up to two additional one-month extensions pursuant to the Cohen Circle’s Articles, Cohen Circle will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Recommendation to Cohen Circle shareholders

The Cohen Circle Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the extraordinary general meeting is in the best interests of Cohen Circle and its shareholders and recommends that its shareholders vote “FOR” each of the Proposals.

When you consider the recommendation of the Cohen Circle Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsors and certain members of the Cohen Circle Board and officers of Cohen Circle have interests in the Business Combination and the Merger that are different from or in addition to (or which may conflict with) your interests as a shareholder. Shareholders should take these interests into account in deciding whether to approve the Proposals presented at the extraordinary general meeting, including the Business Combination Proposal and the Merger Proposal. These interests include, among other things:

†       the fact that the Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by October 10, 2026. Based on the closing price for the Public Shares of $             on Nasdaq on             , 2025, the value of the Founder Shares held by the Sponsors would be $            ;

†       the fact that the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for their 715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units will expire worthless if a business combination is not consummated by October 10, 2026;

†       the fact that the Sponsors are anticipated to hold 2.2% of issued and outstanding Kyivstar Group Ltd. Common Shares immediately following the Business Combination (assuming no redemptions of Cohen Circle shareholders and excluding the Vesting Securities, which will not have vested as of the Closing Date);

†       the fact that, given the differential in the purchase price that the Sponsors paid for the Founder Shares and the purchase price that the Sponsor paid for the Cohen Circle Private Placement Units as compared to the price of the Cohen Circle public shares and Cohen Circle Units and the substantial number of Cohen Circle Class A Ordinary Shares that the Sponsors will receive upon conversion of the Founder Shares and (as applicable) Cohen Circle Private Placement Warrants and Cohen Circle Class A Ordinary Shares underlying the Cohen Private Placement Units, the Sponsors can earn a positive return on their investment, even if Cohen Circle public shareholders have a negative return on their investment;

†       the fact that Cohen Circle’s initial shareholders have agreed not to redeem any Cohen Circle Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement entered into with Cohen Circle;

†       the fact that Cohen Circle’s Sponsors will lose their entire investment if an initial business combination is not consummated by October 10, 2026;

†       the fact that the Sponsors and officers and directors of Cohen Circle have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if Cohen Circle fails to complete an initial business combination by October 10, 2026;

†       the fact that Cohen Circle’s Sponsors, officers, directors and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investigating possible business targets and completing an initial business combination. However, if Cohen Circle fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Cohen Circle may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by October 10, 2026;

†       the right of Cohen Circle’s Sponsors, officers and directors to transfer the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants following the Business Combination, subject to certain lock-up periods;

†       in the event of the liquidation of the Trust Account upon the failure of Cohen Circle to consummate a business combination by October 10, 2026, Cohen Circle Sponsor I, LLC has agreed to indemnify Cohen Circle to ensure that the proceeds in the Trust Account is not reduced below $10.05 per Cohen Circle Class A Ordinary Share, or such lesser per-Cohen Circle Class A Ordinary Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Cohen Circle has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to Cohen Circle, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle believes the likelihood of Cohen Circle Sponsor I, LLC having to indemnify the Trust Account is limited because it endeavors to have all third parties that provide products or services to it and prospective target businesses execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the trust account;

†       the Sponsors (including their representatives and affiliates) and Cohen Circle’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to Cohen Circle. The Sponsors and our officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to Cohen Circle completing its initial business combination. Cohen Circle’s officers and directors may become aware of business opportunities which may be appropriate for presentation to Cohen Circle, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Cohen Circle’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Cohen Circle, subject always to applicable fiduciary duties under Cayman Islands law. The Cohen Circle Articles provide that Cohen Circle renounces its interest in any corporate opportunity offered to any officer or director of Cohen Circle. This waiver allows Cohen Circle’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. Cohen Circle does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target;

†       the officers and directors of Cohen Circle owe fiduciary duties to other companies. Betsy Z. Cohen, Chairman of the Board, President and Chief Executive Officer, is also a managing member of the general partner of Cohen Circle FinTech Ventures, L.P., and a managing member of the general partner of Radiate Capital Fund, L.P. Jan Hopkins Trachtman is President of The Jan Hopkins Group. Rochael Adranly is the owner and operator of Adranly Ventures, LLC. Walter C. Jones is currently a director at DFC;

†       the fact that Cohen Circle’s officers and directors have not received any cash compensation in relation to the Business Combination. Determinations with respect to director and executive compensation after the Closing have not yet been made;

†       the fact that the Business Combination Agreement provides for the continued indemnification of some of Cohen Circle’s existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

†       the fact that Kyivstar Group Ltd. will enter into a registration rights agreement with Cohen Circle’s initial shareholders, which provides for customary registration rights to them and their permitted transferees.

Broker Non-Votes and Abstentions

Abstentions are considered present for the purposes of establishing a quorum but will not be treated as votes cast. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast.

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters.

None of the Proposals at the extraordinary general meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any Proposal to be voted on at the extraordinary general meeting and will act as a “No” vote on the proposals.

Voting Your Shares — Shareholders of Record

If you hold your shares in “street name” and are a Cohen Circle shareholder of record, you may vote in person, by mail or virtually at the extraordinary general meeting. Each share of Cohen Circle Class A Ordinary Shares that you own in your name entitles you to one vote on each of the Proposals for the extraordinary general meeting. Your one or more proxy cards show the number of shares of Cohen Circle Class A Ordinary Shares that you own.

Voting in Person.    If you attend the Cohen Circle EGM and plan to vote in person, you will be provided with a ballot at the Cohen Circle EGM. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Cohen Circle EGM. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Cohen Circle EGM and vote in person, you will need to bring to the Cohen Circle EGM a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Cohen Circle can be sure that the broker, bank or nominee has not already voted your Cohen Circle Class A Ordinary Shares.

Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the extraordinary general meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the extraordinary general meeting so that your shares will be voted if you are unable to attend the extraordinary general meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Cohen Circle Board. The Cohen Circle Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m., New York City time, on            , 2025.

Voting Virtually at the Meeting.    If you attend the extraordinary general meeting and plan to vote virtually, you will be provided with a ballot at the extraordinary general meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote virtually at the extraordinary general meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote virtually, you must obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Cohen Circle can be sure that the broker, bank or nominee has not already voted your shares.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the extraordinary general meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the extraordinary general meeting, you must obtain a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “— Attending the Extraordinary General Meeting” below for more details.

Attending the Extraordinary General Meeting

The Cohen Circle EGM will be held on             , 2025 at Eastern Time via live webcast on the Internet and at            . You will be able to attend the Cohen Circle EGM in-person and by visiting            with the password of            . In order to vote or submit a question during the Cohen Circle EGM, you will also need the voter control number included on your proxy card. If you do not have the control number, you will be able to listen to the Cohen Circle EGM only by registering as a guest and you will not be able to vote or submit your questions during the Cohen Circle EGM.

Only Cohen Circle shareholders on the Record Date (if the shares are held in “street name”) or their legal proxy holders may attend the extraordinary general meeting virtually. Only holders of shares, their proxy holders and guests of Cohen Circle may invite may attend the extraordinary general meeting. If you wish to attend the extraordinary general meeting virtually but you hold your shares or units through someone else, such as a broker, please follow the instructions you receive from your broker, bank or other nominee holding your shares. You must bring a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the extraordinary general meeting or at the extraordinary general meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Cohen Circle’s Secretary in writing to Cohen Circle Acquisition Corporation I, 2929 Arch Street, Suite 1703 Philadelphia, PA 19104, before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the extraordinary general meeting in person or via the live webcast noted above, revoke your proxy, and vote yourself, as indicated above.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Cohen Circle Class A Ordinary Shares, you may contact Cohen Circle’s proxy solicitor as follows:

Individuals call toll-free:
Banks and brokers call:
Email:

Redemption Rights

Pursuant to the Cohen Circle’s Articles, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two business days prior to the Closing Date. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two business days prior to the Closing Date, less taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $             as of             , 2025, the estimated per share redemption price would have been approximately $            .

In order to exercise your redemption rights, you must:

•        if you hold Cohen Circle Units, separate the underlying shares of Cohen Circle Class A Ordinary Shares and Public Warrants;

•        prior to 5:00 p.m., New York City time, on            , 2025 (two business days before the initially scheduled Cohen Circle EGM), identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and tender your shares physically or electronically and submit a request in writing that Cohen Circle redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, the Transfer Agent, at the following address:

Attention:
Email:

•        deliver your Public Shares either physically or electronically through DTC’s DWAC system to the Transfer Agent at least two business days before the initially scheduled Cohen Circle EGM. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

You do not have to be a Record Date holder in order to exercise your redemption rights. Shareholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the initially scheduled vote on the Business Combination Proposal at the Cohen Circle EGM, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the extraordinary general meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding Cohen Circle Units must separate the underlying Cohen Circle Class A Ordinary Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Cohen Circle Units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into Cohen Circle Class A Ordinary Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Cohen Circle Class A Ordinary Shares from the Cohen Circle Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Cohen Circle Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Cohen Circle Class A Ordinary Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Cohen Circle Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Cohen Circle Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of Cohen Circle Class A Ordinary Shares by the Public Shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $             as of the Record Date.

Prior to exercising redemption rights, Cohen Circle shareholders should verify the market price of the Cohen Circle Class A Ordinary Shares, as shareholders may receive higher proceeds from the sale of their shares of Cohen Circle Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your Cohen Circle Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Cohen Circle Class A Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Cohen Circle Class A Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account. You will no longer own those shares and you will not receive any Kyivstar Group Ltd. Common Shares in the Business Combination. You will have no right to participate in, or have any interest in, the future growth of Kyivstar Group Ltd., if any. You will be entitled to receive cash for your Cohen Circle Class A Ordinary Shares only if you properly and timely demand redemption.

If the Business Combination is not approved and Cohen Circle does not consummate an initial business combination by October 10, 2026 (subject to up to two additional one-month extensions pursuant to the Cohen Circle’s amended and restated memorandum and articles of association), Cohen Circle will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Shareholders and all of Cohen Circle’s warrants will expire worthless.

Appraisal rights are not available to holders of Cohen Circle Class A Ordinary Shares in connection with the Business Combination.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to shareholders of Cohen Circle Class A Ordinary or Cohen Circle’s Public Warrant holders in connection with ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger Proposal, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, holders of Cohen Circle Class A Ordinary Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the Board of Directors of Cohen Circle has determined that the redemption proceeds payable to holders of Cohen Circle Class A Ordinary Shares who exercise such redemption rights represents the fair value of those shares. See the section of this proxy statement/prospectus titled “Appraisal or Dissenters’ Rights.”

Proxy Solicitation Costs

Cohen Circle is soliciting proxies on behalf of the Cohen Circle Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Cohen Circle has engaged            to assist in the solicitation of proxies for the extraordinary general meeting. Cohen Circle and its directors, officers and employees may also solicit proxies in person. Cohen Circle will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Cohen Circle will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Cohen Circle will pay            a fee of $          , plus disbursements, reimburse            for its reasonable out-of-pocket expenses and indemnify            and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as Cohen Circle’s proxy solicitor. Cohen Circle will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to Cohen Circle shareholders. Directors, officers and employees of Cohen Circle who solicit proxies will not be paid any additional compensation for soliciting.

CERTAIN TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences to a U.S. holder and Non-U.S. holder (each as defined below) of Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants (collectively, the “Cohen Circle Securities”) (i) electing to have their Cohen Circle Class A Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) of participating in the Business Combination, and (iii) of the ownership and disposition of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants (collectively, the “Kyivstar Group Ltd. Securities”) acquired pursuant to the Merger (collectively, the “Transactions”).

This discussion deals only with holders that hold their Cohen Circle Securities and will hold the Kyivstar Group Ltd. Securities as capital assets within the meaning of Section 1221 of the Code (as defined herein) and does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, investors participating in the Transactions (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to investors that own or will own (directly, indirectly or by attribution) 5% or more of the Cohen Circle Class A Ordinary Shares or Kyivstar Group Ltd. Common Shares by vote or value (except as specifically addressed herein), nor does this section discuss all of the U.S. federal income tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as the sponsor and its affiliates, financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold Cohen Circle Securities or will hold Kyivstar Group Ltd. Securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that received Cohen Circle Securities or will receive Kyivstar Group Ltd. Securities as compensation for services, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the Cohen Circle Securities or that will hold Kyivstar Group Ltd. Securities in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, passive foreign investment companies, controlled foreign corporations or U.S. holders whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. holder” means a beneficial owner of Cohen Circle Securities or Kyivstar Group Ltd. Securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. holder” means a beneficial owner of Cohen Circle Securities or Kyivstar Group Ltd. Securities that is neither a U.S. holder (as defined above) nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes and that holds Cohen Circle Securities or will hold Kyivstar Group Ltd. Securities will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of participating in the Transactions and the ownership and disposition of Kyivstar Group Ltd. Securities.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

ALL HOLDERS OF COHEN CIRCLE Securities SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF KYIVSTAR GROUP LTD. Securities, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. holders

The Business Combination

In General

This discussion is subject to the discussions under “— Section 367(a)” and “— Passive Foreign Investment Company Rules” below.

It is intended that, for U.S. federal income tax purposes, taken together, the Sale, the Merger and, to the extent relevant, the PIPE Investments, will constitute an exchange qualifying for non-recognition treatment under Section 351(a) of the Code. However, no opinion of counsel has been obtained, and neither SPAC nor Kyivstar Group Ltd. intends to seek a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the characterization of the Transactions for U.S. federal income tax purposes. There can be no assurance that the IRS will not disagree with or challenge the intended characterization of the Transactions for U.S. federal income tax purposes.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC’s control. For example, if 20% or more of the Kyivstar Group Ltd. Common Shares were subject to an arrangement or agreement to be sold or disposed of at the time of issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. Neither SPAC nor Kyivstar Group Ltd. expects that any of the Kyivstar Group Ltd. Common Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as SPAC, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of SPAC. For example, the requirements for reorganization treatment could be affected by the magnitude of redemptions of Cohen Circle Class A Ordinary Shares that occur in connection with the Merger. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code. U.S. holders should consult their tax advisers regarding the potential qualification of the Merger as a reorganization for U.S. federal income tax purposes.

The remainder of this discussion assumes that the Merger, together with the Sale and, to the extent relevant, any PIPE Investments, will qualify as a transaction described in Section 351(a) of the Code. U.S. holders should consult their tax advisers regarding the characterization of the Transactions for U.S. federal income tax purposes.

U.S. holders exchanging Cohen Circle Class A Ordinary Shares for Kyivstar Group Ltd. Common Shares

A U.S. holder that exchanges only Cohen Circle Class A Ordinary Shares in the Merger for Kyivstar Group Ltd. Common Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Kyivstar Group Ltd. Common Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the Cohen Circle Class A Ordinary Shares surrendered in the Merger in exchange therefor. The holding period of the Kyivstar Group Ltd. Common Shares should include the holding period of the Cohen Circle Class A Ordinary Shares surrendered in the Merger in exchange therefor.

U.S. holders whose Cohen Circle Public Warrants become Kyivstar Group Ltd. Warrants

A U.S. holder that owns only Cohen Circle Public Warrants but not Cohen Circle Class A Ordinary Shares and whose Cohen Circle Public Warrants convert into Kyivstar Group Ltd. Warrants should be treated as exchanging such Cohen Circle Public Warrants for “new” warrants. If so treated, a U.S. holder generally should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Kyivstar Group Ltd. Warrants held by it immediately following the Merger and the adjusted tax basis of the Cohen Circle Public

Warrants held by it immediately prior to the Merger. A U.S. holder’s tax basis in Kyivstar Group Ltd. Warrants received in the Merger will equal the fair market value of such Kyivstar Group Ltd. Warrants. A U.S. holder’s holding period in such U.S. holder’s Kyivstar Group Ltd. Warrants should begin on the day after the Merger.

If the deemed transfer of Cohen Circle Public Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a U.S. holder of Cohen Circle Public Warrants generally should not recognize any gain or loss on any such deemed transfer of Cohen Circle Public Warrants, and such U.S. holder’s basis and holding in the Cohen Circle Public Warrants deemed received should be equal to the U.S. holder’s basis and holding period in the Cohen Circle Public Warrants deemed transferred in the Merger.

U.S. holders of Cohen Circle Public Warrants are urged to consult with their tax advisors regarding the treatment of their Cohen Circle Public Warrants in connection with the Merger.

U.S. holders exchanging Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants for Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants

A U.S. holder that receives Kyivstar Group Ltd. Common Shares in exchange for such U.S. holder’s Cohen Circle Class A Ordinary Shares and whose Cohen Circle Public Warrants convert to Kyivstar Group Ltd. Warrants in the Merger generally should recognize gain (if any) with respect to such Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of such Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants over such U.S. holder’s tax basis in such Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants or (ii) the fair market value of such Cohen Circle Public Warrants. Any loss realized by a U.S. holder should not be recognized.

Gain, if any, described in the previous paragraph that is recognized by a U.S. holder will generally be long-term capital gain to the extent it is allocated to exchanged Cohen Circle Class A Ordinary Shares or converted Cohen Circle Public Warrants that were held by such U.S. holder for more than one year at the time of the Merger. A U.S. holder’s tax basis in the Kyivstar Group Ltd. Common Shares received in the Merger should be equal to the adjusted tax basis of the SPAC Class A Ordinary Shares surrendered in the Merger in exchange therefor, less the fair market value of the Cohen Circle Public Warrants received, plus the gain recognized by the U.S. holder on the exchange. A U.S. holder’s tax basis in Kyivstar Group Ltd. Warrants received in the Merger will equal the fair market value of such Cohen Circle Public Warrants. A U.S. holder should be able to “tack on” the U.S. holder’s holding period in the exchanged Cohen Circle Class A Ordinary Shares to such U.S. holder’s holding period in its Kyivstar Group Ltd. Common Shares received in exchange therefor. A U.S. holder’s holding period in the Kyivstar Group Ltd. Warrants received pursuant to the conversion of the Cohen Circle Public Warrants should begin on the day after the Merger.

If the deemed transfer of Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a U.S. holder of Kyivstar Group Ltd. Warrants generally should not recognize any gain or loss on any such deemed transfer of Cohen Circle Public Warrants, and such U.S. holder’s basis in the Kyivstar Group Ltd. Warrants deemed received should be equal to the U.S. holder’s basis in its Cohen Circle Public Warrants deemed transferred.

U.S. holders of Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants are urged to consult with their tax advisors regarding the treatment of their Cohen Circle Public Warrants in connection with the Merger.

Section 367(a)

This discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for qualifying under Sections 351 or Section 368 of the Code with respect to transactions where a U.S. person transfers stock or securities to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. holders of Cohen Circle Class A Ordinary Shares will be deemed to transfer shares of such stock to Kyivstar Group Ltd. in exchange for Kyivstar Group Ltd. Common Shares, so that these requirements will apply.

Under applicable Treasury Regulations under Section 367(a) of the Code, a U.S. holder who owns (directly, indirectly, or by attribution) 5% or more of the total voting power or total value of the stock of Kyivstar Group Ltd. immediately after the completion of the Merger will be required to recognize gain (but not loss) as a result of the Merger unless the U.S. holder enters into a “gain recognition agreement” (as defined in the Treasury Regulations) with the IRS. All U.S. holders are urged to consult their own tax advisors regarding the decision to file a gain recognition agreement and the procedures to be followed in connection with such a filing.

Redemption of Cohen Circle Class A Ordinary Shares

This discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

In the event that a U.S. holder of Cohen Circle Class A Ordinary Shares exercises such holder’s right to have such holder’s Cohen Circle Class A Ordinary Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of Cohen Circle Class A Ordinary Shares treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of Cohen Circle Class A Ordinary Shares both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in SPAC or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also Cohen Circle Class A Ordinary Shares that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the Cohen Circle Public Warrants. In order to meet the substantially disproportionate test, the percentage of SPAC’s outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of Cohen Circle Class A Ordinary Shares must, among other requirements, be less than 80% of the percentage of SPAC’s outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all Cohen Circle Class A Ordinary Shares actually and constructively owned by the U.S. holder are redeemed or all Cohen Circle Class A Ordinary Shares actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the Cohen Circle Class A Ordinary Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in SPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Cohen Circle Class A Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s Cohen Circle Class A Ordinary Shares generally will equal the cost of such shares. A U.S. holder that purchased a Cohen Circle Unit would have been required to allocate the cost between the Cohen Circle Class A Ordinary Shares and the Cohen Circle Public Warrants comprising that unit based on their relative fair market values at the time of the purchase. If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a distribution on its remaining Cohen Circle Class A Ordinary Shares. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from the SPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the SPAC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Cohen Circle Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Cohen Circle Class A Ordinary Shares. However, SPAC does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by SPAC with respect to Cohen Circle Class A Ordinary Shares will be reported as ordinary dividend income. U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from SPAC.

Passive Foreign Investment Company Rules

In General

A non-U.S. corporation, such as SPAC, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Because SPAC is a blank check company, with no current active business, we believe that it is likely that SPAC will meet the PFIC asset or income test for periods prior to the Closing. Pursuant to a start-up exception, however, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to SPAC will not be known until after the close of the current taxable year of SPAC (and, following the Closing, Kyivstar Group Ltd.) ending December 31, 2025 and, possibly not until after the close of the taxable year of SPAC and Kyivstar Group Ltd. ending December 31, 2026. After the Closing, SPAC may still meet one of the PFIC tests depending on the timing of the Closing and the amount of SPAC’s passive income and assets as well as the passive income and assets of the Kyivstar Group Ltd. and its other subsidiaries. SPAC’s actual PFIC status for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. In addition, there also are uncertainties regarding the exception generally of the start-up exception to a transaction such as the Business Combination. Accordingly, there can be no assurance with respect to SPAC’s status as a PFIC for its current taxable year ending December 31, 2025 or any prior or future taxable year.

If the SPAC were a PFIC in any year during which a U.S. holder owns Cohen Circle Class A Ordinary Shares, subject to the discussion below regarding the mark-to-market or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules (regardless of whether the SPAC continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Cohen Circle Class A Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Cohen Circle Class A Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Cohen Circle Class A Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the SPAC is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

The impact of the PFIC rules (including the “excess distribution” rules, as discussed above) on a U.S. holder of Cohen Circle Class A Ordinary Shares will depend on whether the U.S. holder has made (i) a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of Cohen Circle Class A Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, or (ii) a mark-to-market election under Section 1296 of the Code. If a QEF or mark-to-market election has been made, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above and the tax consequences should be as set forth above under the caption headings “— The Business Combination” and “— Redemption of Cohen Circle Class A Ordinary Shares.”

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is also required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Form is properly filed.

Application of the PFIC Rules to Cohen Circle Public Warrants

The application of the PFIC rules to U.S. holders of Cohen Circle Public Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Cohen Circle Warrant) to acquire the stock of a PFIC as stock of the PFIC. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the exchange of Cohen Circle Public Warrants for Kyivstar Group Ltd. Warrants to be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general.” Additionally, final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options.

Effect of the PFIC Rules on the Merger

Taxation of U.S. holders Making a Timely QEF Election.    If the U.S. holder has made a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of Cohen Circle Class A Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences generally should be as set forth above under the caption headings “— The Business Combination.”

Taxation of U.S. holders Making a Mark-to-Market Election.    If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Cohen Circle Class A Ordinary Shares and for which the SPAC is classified as a PFIC, such holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences generally should be as set forth above under the caption headings “— The Business Combination,” provided however that any gain recognized on the disposition of the Cohen Circle Class A Ordinary Shares will be treated as ordinary income.

Taxation of U.S. holders Not Making a Timely QEF or Mark-to-Market Election.    Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) have been promulgated and may be applied with a retroactive effective date. If finalized in their current form, those regulations would generally require taxable gain recognition to U.S. holders of Cohen Circle Class A Ordinary Shares as a result of the Merger if SPAC is classified as a PFIC at any time during such U.S. holder’s holding period for such ordinary shares.

If the proposed Treasury Regulations are adopted in their final form, the tax consequences should be as set forth above in “— Passive Foreign Investment Company Rules — In general.” However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. If the proposed Treasury Regulations are not adopted in the form and with the effective date proposed, the determination of whether gain should be recognized on the Merger should be as set forth above under the caption heading “— The Business Combination.”

Application of the PFIC Rules to a Redemption of Cohen Circle Class A Ordinary Shares

The impact of the PFIC rules on a U.S. holder of Cohen Circle Class A Ordinary Shares that elects to redeem its Cohen Circle Class A Ordinary Shares will depend on whether the U.S. holder has made (i) a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of Cohen Circle Class A Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, or (ii) a timely and a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Cohen Circle Class A Ordinary Shares and for which the SPAC is classified as a PFIC. If such a QEF or mark-to-market election has been made, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences should be as set forth above under the caption heading “— Redemption of Cohen Circle Class A Ordinary Shares,” otherwise the tax consequences should be as set forth above under the heading “— Passive Foreign Investment Company Rules — In general.”

The rules dealing with PFICs and with the QEF, deemed sale, and mark-to-market elections are very complex and are affected by various factors. Accordingly, U.S. holders of Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants should consult their own tax advisors concerning the application of the PFIC rules to their Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants under their particular circumstances.

Ownership of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants

Distributions on Kyivstar Group Ltd. Common Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution on Kyivstar Group Ltd. Common Shares that is made out of Kyivstar Group Ltd.’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Kyivstar Group Ltd.’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Kyivstar Group Ltd. Common Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends paid by Kyivstar Group Ltd. generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that Kyivstar Group Ltd. is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a corporation the class of shares with respect to which a distribution is made are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that Kyivstar Group Ltd. Common Shares, which are intended to be listed on the Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Kyivstar Group Ltd. Common Shares will be considered readily tradable on an established securities market in later years. A U.S. holder will not be able to claim the reduced rate on dividends received from Kyivstar Group Ltd. if Kyivstar Group Ltd. is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year. See “— Passive Foreign Investment Company Rules” below

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Kyivstar Group Ltd. may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Kyivstar Group Ltd. Common Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants generally will be treated as U.S. source gain or loss. Therefore, a U.S. holder may have insufficient foreign source income to utilize foreign tax credits attributable to any withholding tax imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to withholding tax.

Exercise or Lapse of a Cohen Circle Public Warrant

Except as discussed below with respect to the cashless exercise of a Cohen Circle Public Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Kyivstar Group Ltd. Common Share on the exercise of a Cohen Circle Public Warrant for cash. A U.S. holder’s tax basis in a Kyivstar Group Ltd. Common Shares received upon exercise of the Cohen Circle Public Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Cohen Circle Public Warrant exchanged therefor and the exercise price thereof. The U.S. holder’s holding period for a Kyivstar Group Ltd. Common Share received upon exercise of the Cohen Circle Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Cohen Circle Public Warrant and will not include the period during which the U.S. holder held the Cohen Circle Public Warrant. If a Cohen Circle Public Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Cohen Circle Public Warrant.

The tax consequences of a cashless exercise of a Kyivstar Group Ltd. Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Kyivstar Group Ltd. Common Shares received would equal the holder’s basis in the Kyivstar Group Ltd. Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Kyivstar Group Ltd. Common Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Kyivstar Group Ltd. Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Kyivstar Group Ltd. Common Shares would include the holding period of the Kyivstar Group Ltd. Warrants exercised therefore.

It is also possible that a cashless exercise of a Kyivstar Group Ltd. Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Kyivstar Group Ltd. Warrants treated as surrendered to pay the exercise price of the Kyivstar Group Ltd. Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Kyivstar Group Ltd. Common Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Kyivstar Group Ltd. Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Kyivstar Group Ltd. Common Shares received would equal the U.S. holder’s tax basis in the Kyivstar Group Ltd. Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Kyivstar Group Ltd. Common Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Kyivstar Group Ltd. Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Kyivstar Group Ltd. Warrants.

Possible Constructive Distributions

The terms of each Cohen Circle Public Warrant provide for an adjustment to the number of Kyivstar Group Ltd. Common Shares for which the Cohen Circle Public Warrant may be exercised or to the exercise price of the Cohen Circle Public Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Kyivstar Group Ltd. Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Cohen Circle Public Warrant would, however, be treated as receiving a constructive distribution from Kyivstar Group Ltd. if, for example, the adjustment increases the holder’s proportionate interest in Kyivstar Group Ltd.’s assets or earnings and profits (e.g., through an increase in the number of Kyivstar Group Ltd. Common Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Kyivstar Group Ltd. Common Shares which is taxable to the U.S. holders of such shares as described under “— Distributions on Kyivstar Group Ltd. Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Kyivstar Group Ltd. equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as Kyivstar Group Ltd., will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the value of its assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the expected composition of Kyivstar Group Ltd.’s gross assets (including unbooked goodwill as valued based on the projected market value of Kyivstar Group Ltd.’s equity) and income and the manner in which Kyivstar Group Ltd. expects to operate its business in future years, Kyivstar Group Ltd. does not expect to be classified as a PFIC for U.S. federal income tax purposes for Kyivstar Group Ltd.’s current taxable year or in the foreseeable future. Whether Kyivstar Group Ltd. is a PFIC is a factual determination made annually, and Kyivstar Group Ltd.’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets, which may be determined by reference to the price of Kyivstar Group Ltd. Common Shares (which could fluctuate significantly). Based on its current operations, Kyivstar Group Ltd.’s unbooked goodwill (which it has valued based on the projected market value of its equity) may be attributable to Kyivstar Group Ltd.’s activities that generate active income and may be treated as an active asset. Because Kyivstar Group Ltd. has valued its goodwill based on the projected market value of its equity, a decrease in the price of Kyivstar Group Ltd. Common Shares may also result in Kyivstar Group Ltd. becoming a PFIC.

If Kyivstar Group Ltd. were a PFIC in any year during which a U.S. holder owns Kyivstar Group Ltd. Common Shares, subject to the discussion below regarding the mark-to-market or QEF elections, a U.S. holder generally will be subject to special rules (regardless of whether Kyivstar Group Ltd. continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Kyivstar Group Ltd. Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Kyivstar Group Ltd. Common Shares) and (ii) any gain realized on the sale or other disposition of Kyivstar Group Ltd. Common Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Kyivstar Group Ltd. is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. The application of the PFIC rules to U.S. holders of Kyivstar Group Ltd. Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Cohen Circle Public Warrant) to acquire the stock of a PFIC as stock of the PFIC. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the disposition of Kyivstar Group Ltd. Warrants to be subject to the excess distribution regime discussed above.

A U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark the Kyivstar Group Ltd. Common Shares to market annually. The election is available only if the Kyivstar Group Ltd. Common Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. Holder makes the mark-to-market election, any gain from marking the Kyivstar Group Ltd. Common Shares to market or from disposing of them would be ordinary income. Any loss from marking the Kyivstar Group Ltd. Common Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Kyivstar Group Ltd. Common Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. It is expected that Kyivstar Group Ltd. Common Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Kyivstar Group Ltd. Common Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the Kyivstar Group Ltd. Common Shares cease to be marketable stock. In addition, U.S. holders of Kyivstar Group Ltd. Warrants will not be able to make a mark-to-market election with respect to their warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat Kyivstar Group Ltd. as a QEF because Kyivstar Group Ltd. does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Kyivstar Group Ltd. Common Shares. In any event, U.S. holders of Kyivstar Group Ltd. Warrants will not be able to make a QEF election with respect to their warrants.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. holders should consult their own tax advisors concerning the Kyivstar Group Ltd.’s possible PFIC status and the consequences to them, including potential reporting requirements, if Kyivstar Group Ltd. were classified as a PFIC for any taxable year.

Non-U.S. holders

The Business Combination

A Non-U.S. holder will not be subject to U.S. federal income tax on the exchange of such Non-U.S. holder’s Cohen Circle Class A Ordinary Shares or warrants unless (i) the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States or (ii) the Non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year in which the Business Combination takes place and certain other requirements are met.

Ownership of Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants

A Non-U.S. holder of Kyivstar Group Ltd. Common Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding on any dividends received on Kyivstar Group Ltd. Common Shares or any gain recognized on a sale or other disposition of Kyivstar Group Ltd. Common Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. holder’s Cohen Circle Common Shares) or sale or other disposition of Kyivstar Group Ltd. Warrants unless the dividend or gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States. In addition, special rules may apply to a Non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Kyivstar Group Ltd. Common Shares.

Dividends and gains that are effectively connected with a Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same U.S. federal income tax rates applicable to a U.S. holder and, in the case of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax.

The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a Cohen Circle Public Warrant, or the lapse of a Cohen Circle Public Warrant held by a Non-U.S. holder that are effectively connected with a Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. holders — Exercise or Lapse of a Cohen Circle Public Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences to a Non-U.S. holder would be similar to those described in this section in the preceding paragraphs above.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Cohen Circle Class A Ordinary Shares, dividends received by U.S. holders of Kyivstar Group Ltd. Common Shares, and the proceeds received on the disposition of Kyivstar Group Ltd. Common Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Any redemptions treated as dividend payments with respect to Cohen Circle Class A Ordinary Shares and Kyivstar Group Ltd. Common Shares and proceeds from the sale, exchange, redemption or other disposition of Kyivstar Group Ltd. Common Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of Kyivstar Group Ltd. Common Shares or Kyivstar Group Ltd. Warrants, including reporting obligations related to the holding of certain foreign financial assets and reporting obligations related to transactions described in Section 351(a) of the Code.

Information returns may be filed with the IRS in connection with, and Non-U.S. holders may be subject to backup withholding on amounts received in respect of their Cohen Circle Securities or their Kyivstar Group Ltd. Common Shares, unless the Non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Kyivstar Group Ltd. Common Shares and proceeds from the sale or other disposition of Kyivstar Group Ltd. Common Shares received in the United States by a Non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Material Bermuda Tax Considerations

In December 2023, the Government of Bermuda introduced the Corporate Income Tax Act 2023 (“CIT Act”), in line with the Pillar Two tax rules published by the OECD/G20 Inclusive Framework on BEPS, which imposed a 15% corporate income tax on certain Bermuda-based entities for fiscal years beginning on or after January 1, 2025. The CIT Act applies to any entity (i) incorporated, formed or organized in Bermuda unless such entity is a tax resident in another jurisdiction under the laws of that jurisdiction based on its location of management and control, or (ii) that has a permanent establishment in Bermuda, if in either case that entity is a member of an ‘In Scope MNE Group’ (i.e., with respect to a fiscal year beginning on or after January 1, 2025, member of a group of entities related through ownership and control that has an annual revenue of €750 million or more in a fiscal year, pursuant to the consolidated financial statements of the ultimate parent entity, in at least two of the four fiscal years immediately preceding the fiscal year, and such group includes at least one entity located in a jurisdiction that is not the parent entity’s jurisdiction), regardless of any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966. In accordance with applicable United Arab Emirates’ tax regulations, Kyivstar Group Ltd. is expected to be a resident of the United Arab Emirates for tax purposes. As the CIT Act seeks to mitigate potential double taxation, Kyivstar Group Ltd. will work with the Bermuda authorities to confirm its position as a tax-resident entity in the United Arab Emirates ahead of the application of its mandatory filings under the CIT Act rules.

Noting the above, under current Bermuda law, Kyivstar Group Ltd. is not expected to be subject to tax in Bermuda on its income or capital gains.

Furthermore, Kyivstar Group Ltd. has obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any additional legislation imposing tax computed on gains, that tax will not be applicable to us until March 31, 2035. This undertaking does not, however, prevent the imposition of CIT or of any tax or duty on persons ordinarily resident in Bermuda or any property tax on real property interests Kyivstar Group Ltd. may have in Bermuda. Kyivstar Group Ltd. pays an annual government fee in Bermuda based on its authorized share capital and share premium and regulatory oversight fee applicable to all non-resident Bermuda companies. The annual government fee applicable to us is currently $8,780, and the regulatory oversight fee is $500.

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of the Kyivstar Group Ltd. Common Shares or on any payments in respect of the Kyivstar Group Ltd. Common Shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

THE BUSINESS COMBINATION AGREEMENT AND TRANSACTION DOCUMENTS

On March 18, 2025, Cohen Circle, the Seller, VEON Holdings, Kyivstar Group Ltd., and Merger Sub entered into the Business Combination Agreement. The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. Cohen Circle shareholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial, tax and legal counsel) because it is the definitive legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other dates as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. Importantly, the representations, warranties and covenants in the Business Combination Agreement are modified by the disclosure schedules referred to therein which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. Therefore, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be (as applicable) accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus, because they may be modified by the disclosure schedule. Therefore, while we do not believe that the disclosure schedules contain information that is material to an investment decision, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Cohen Circle, VEON Holdings, Kyivstar Group Ltd. and Merger Sub or any other matter. The disclosure schedules do not establish matters as fact but establish which of the parties assumes liability if any of the representations, warranties and covenants turn out to be false.

Capitalized terms in this section not otherwise defined in this proxy statement/prospectus will have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement

General Description of the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties will undertake a series of transactions pursuant to which, among other things (i) at the Sale Effective Time, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for the Kyivstar Group Ltd. Common Shares and the Seller Loan Note, whereby VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd., and (ii) at the Merger Effective Time, the parties intend to effect the Merger upon the terms and subject to the conditions of the Business Combination Agreement and the Plan of Merger and in accordance with the Companies Act, whereby on the Closing Date, Merger Sub shall be merged with and into Cohen Circle, with Cohen Circle continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

The Sale

The Business Combination Agreement provides that, in connection with the transactions contemplated thereby, the Seller and Kyivstar Group Ltd. will execute the Transfer Deed pursuant to which at the Sale Effective Time, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for newly issued Kyivstar Group Ltd. Common Shares and the Seller Loan Note, and, as a result thereof of the Sale, VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd.

The Merger

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act, the parties have agreed that, on the terms and subject to the conditions set forth therein, at the Merger Effective Time, Merger Sub will be merged with and into Cohen Circle with Cohen Circle continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of Kyivstar Group Ltd. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Cohen Circle, as the surviving company, will continue as the surviving company of the Merger.

Further, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub will vest in and become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Cohen Circle (being the Surviving Company) (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub set forth in the Business Combination Agreement and the other transaction documents to which Merger Sub is a party.

Each Merger Sub Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for one Surviving Company Ordinary Share.

Pre-Business Combination Structure

The following diagram depicts the simplified organizational structure of VEON Holdings and its subsidiaries immediately before the Business Combination.

Public Shareholders
VEON Ltd.
(BM)
NASDAQ: VEON
100%
VEON Amsterdam B.V.
(NL)
100%
VEON Holdings B.V.
(NL)
100% (rounded)
JSC Kyivstar (UA)
VEON Ltd:
0.01%
100%
97.99%
100%
97%
LLC "Kyivstar.Tech"
(UA)
Helsi Ukraine Limited Liability Company
(UA)
Limited Liability Company "Lan Trace"
(UA)
LLC "Tech Uklon"
(UA)

Post-Business Combination Structure

The following diagram depicts the simplified organizational structure of Kyivstar Group Ltd. and its subsidiaries immediately after the consummation of the Business Combination.

Effective Times of the Sale and Merger and Closing of the Business Combination

The Sale will become effective at the Sale Effective Time which will occur on the business day preceding the date on which the Merger occurs in accordance with the Business Combination Agreement. Following the Sale, subject to the terms and conditions of the Business Combination Agreement, the Merger will become effective at such date the Plan of Merger is duly registered with the Registrar of Companies in the Cayman Islands (or such later date as may be agreed by each of the Parties and specified in such Plan of Merger in accordance with the Companies Act).

Subject to the terms and conditions of the Business Combination Agreement, the Closing will occur by electronic exchange of documents on the date which is no later than three (3) business days after the date on which all of the conditions described below under the subsection entitled “The Business Combination Agreement and Transaction Documents — The Business Combination Agreement — Conditions to Complete the Business Combination,” have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time, date and place as Cohen Circle and the Seller may mutually agree in writing, provided that the Merger will not occur prior to the first business day following the Sale, and may not occur on a Friday.

Cohen Circle, VEON Holdings and Kyivstar Group Ltd. currently expect to complete the Business Combination in the third quarter of 2025. However, any delay in satisfying any conditions to the Business Combination could delay completion of the Business Combination. If the Closing has not occurred by September 30, 2025 (which date may be extended for no more than 90 days by Cohen Circle or the Seller under certain conditions), subject to certain conditions, either Cohen Circle or the Seller may terminate the Business Combination Agreement.

Consideration to be Received in the Business Combination

Sale Consideration

At the Sale Effective Time, by virtue of the Sale and the execution of the Transfer Deed, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for (i) newly issued Kyivstar Group Ltd. Common Shares, which shall equal the Seller Share Consideration Number (which is defined as the number of the Kyivstar Group Ltd. Common Shares equal to (a) the amount of Closing Equity Value less the Seller Loan Note Consideration Amount, divided by (b) $10.35); provided that the resulting number shall be rounded down to the nearest whole number and (ii) the Seller Loan Note in the amount equal to the Seller Loan Note Consideration Amount (which is defined as the dollar amount equal to the Cash Investment Amount, which in turn is defined as the sum of (a) the PIPE Investments, plus (b) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (prior to giving effect to the SPAC Shareholder Redemption), less (c) the Aggregate SPAC Shareholder Redemption Payments Amount).

Merger Consideration

At the Merger Effective Time, by virtue of the Merger (i) each Cohen Circle Unit that is issued and outstanding immediately prior to the Merger Effective Time, comprised of one of the Cohen Circle’s Class A Ordinary Shares and one-third of one Cohen Circle Public Warrant, shall be automatically detached and the holder thereof shall be deemed to hold one Cohen Circle Class A Ordinary Share and one-third of one Cohen Circle Public Warrant (the “Unit Separation”); (ii) (A) 2,155,000 Cohen Circle Class B Ordinary Shares shall be surrendered by the Sponsors to Cohen Circle and such shares shall be automatically cancelled without any conversion thereof or payment or other consideration therefor (the “Forfeited Sponsor Shares”); and (B) each Cohen Circle Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time, owned by Cohen Circle as a treasury share immediately prior to the Merger Effective Time, shall automatically be cancelled without any conversion thereof or payment or other consideration therefor (the “Cancelled Treasury Shares”); (iii)(A) each eligible outstanding share of Cohen Circle’s Class B Ordinary Shares, par value $0.0001 per share (each, a “Cohen Circle Class B Share”), (excluding the Forfeited Sponsor Shares and the Cancelled Treasury Shares), shall automatically convert into a Cohen Circle Class A Ordinary Share and (B) each Cohen Circle Class A Ordinary Share (including the Cohen Circle Class A Ordinary Shares held as a result of the Unit Separation described above and the Cohen Circle Class A Ordinary Shares converted as a result of clause (iii)(A) above) shall convert into the right to receive one Kyivstar Group Ltd. Common Share; and (iv) each Cohen Circle Public Warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, including the Cohen Circle Public Warrants held as a result of the Unit Separation described in clause (A) above, shall convert into a Cohen Circle. Public Warrant to purchase Kyivstar Group Ltd. Common Shares, and each Cohen Circle Private Placement Warrant will be cancelled for no consideration.

Ownership of Kyivstar Group Ltd. Following the Closing

The following table illustrates the varying ownership levels of Kyivstar Group Ltd. after consummation of the Business Combination under the following scenarios: with no redemptions by Cohen Circle Public Shareholders, with redemptions of 50% of the outstanding Cohen Circle Class A Ordinary Shares in connection with the Business Combination and with redemptions of the maximum number of Cohen Circle Class A Ordinary Shares that could occur while still satisfying the Minimum Cash Condition in the Business Combination Agreement, assuming no additional private placement financing, including any PIPE Investment, is obtained. The following table also assumes that there are no other issuances of equity interests of Cohen Circle, VEON Holdings or Kyivstar Group Ltd. prior to Closing and does not take into account Cohen Circle Public Warrants that will be converted into Kyivstar Group Ltd. Warrants in connection with the Closing and may be exercised at a later date:

	Assuming no redemptions scenario		Assuming 50% redemptions scenario		Assuming maximum redemptions scenario
	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)	Number of Kyivstar Group Ltd. Common Shares	Value ($)
The Seller	190,526,570	1,971,950,000	202,026,570	2,090,975,000	208,695,652	2,159,999,998
Cohen Circle Public Shareholders	23,000,000	238,050,000	11,500,000	119,025,000	4,830,918	50,000,001
Holders of Cohen Circle Public Warrants(1)	7,666,667	—	7,666,667	—	7,666,667	—
Sponsors(2)(3)	5,027,500	52,034,625	5,027,500	52,034,625	5,027,500	52,034,625

____________

(1)      Represents the number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from the Cohen Circle Public Warrants. The Kyivstar Group Ltd. Warrants to be received by the holders of the Cohen Circle Public Warrants have zero initial cash value, as such Kyivstar Group Ltd. Warrants are expected to be out of the money on the Closing Date.

(2)      Excludes 1,437,500 Vesting Securities that will not have vested as of the Closing Date. The Vesting Securities are subject to forfeiture if the applicable vesting conditions are not satisfied.

(3)      The Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, and the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for 715,000 Cohen Circle Private Placement Units. On April 26, 2025, Cantor transferred its 270,000 Cohen Circle Private Placement Units to an affiliate of the Sponsors. In connection with the Closing, 2,155,000 Cohen Circle Class B Ordinary Shares and all of the private placement warrants underlying the Cohen Circle Private Placement Units held by the Sponsors will be surrendered and such shares and warrants shall be automatically cancelled without any conversion thereof or payment or other consideration therefor.

Representations and Warranties

In the Business Combination Agreement, Cohen Circle made certain customary representations and warranties to the Seller, including, among others, representations and warranties related to the following:

•        corporate matters, including organization, good standing, and qualification;

•        capitalization;

•        authority and binding effect relative to execution and delivery of the Business Combination Agreement and other Transaction Documents.

•        no conflict;

•        compliance and governmental approvals;

•        SEC filings and financial statements;

•        absence of certain changes;

•        litigation and proceedings;

•        certain business activities;

•        material contracts;

•        title to property;

•        Nasdaq stock market quotation;

•        Trust Account;

•        taxes;

•        employees and employee benefit plans;

•        board approval and required shareholder vote;

•        affiliate transactions;

•        brokers’ and similar fees;

•        investigation and reliance; and

•        disclaimer of other warranties.

In the Business Combination Agreement, the Seller, VEON Holdings, Kyivstar Group Ltd., and Merger Sub made certain customary representations and warranties to Cohen Circle, including, among others, representations and warranties related to the following:

•        corporate matters, including organization, good standing, and qualification of VEON Holdings, the Group Companies, Kyivstar Group Ltd. and Merger Sub;

•        capitalization of VEON Holdings;

•        authority and binding effect relative to execution and delivery of the Business Combination Agreement and other Transaction Documents;

•        governmental filings, no conflict;

•        financial statements;

•        absence of certain changes or events;

•        data privacy and security;

•        real property, title to property;

•        assets;

•        employees;

•        compliance and governmental authorizations;

•        sanctions; anti-corruption, anti-money laundering laws and export control laws;

•        environmental matters;

•        litigation;

•        taxes;

•        unique suppliers;

•        material suppliers;

•        insurance;

•        material contracts;

•        brokers’ and similar fees;

•        affiliate agreements; and

•        disclaimer of other warranties.

Material Adverse Effect

Cohen Circle, the Seller, VEON Holdings, Kyivstar Group Ltd., and Merger Sub have qualified certain of their respective representations and warranties by a materiality or a material adverse effect standard.

The Business Combination Agreement defines a “SPAC Material Adverse Effect,” with respect to Cohen Circle, as any event, change, development, state of fact, circumstance, occurrence or effect (any such item, an “Effect”), that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of Cohen Circle; or (b) the ability of Cohen Circle to consummate the Transactions by the Outside Date; provided, however, that in no event will any Effect resulting from, arising out of or relating to the following, alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur:

1.      acts of war (whether declared or not), sabotage, cyberattacks or terrorism, or any escalation, continuing or worsening of any such acts or changes in global, national, regional, state or local political or social conditions;

2.      earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies or other natural or man-made disasters, in each case, where Cohen Circle’s business has a material presence;

3.      solely to the extent related to the identity of any Group Company, changes or effects attributable to the execution of the Business Combination Agreement and other transaction documents, including public announcement, consummation, performance or pendency of the Transactions (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with Cohen Circle), provided that this clause 3 shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable;

4.      changes or proposed changes in applicable Laws or enforcement or interpretations thereof, Orders or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement;

5.      changes or proposed changes in U.S. GAAP or other applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement;

6.      changes in the national, regional, local, international or worldwide political, economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates);

7.      Effects generally applicable to blank check companies or affecting the industries and markets in which blank check companies operate;

8.      any failure in and of itself of Cohen Circle to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause 8 shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a SPAC Material Adverse Effect (except to the extent otherwise excluded under this definition); or

9.      any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of the Business Combination Agreement or the other transaction documents or (B) taken at the prior written request or with the prior written consent of Kyivstar Group Ltd., Merger Sub, the Seller or Cohen Circle (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required);

provided, that in the case of each of clauses 1, 2, 4, 5, 6, and 7 above, any such Effect to the extent it disproportionately affects Cohen Circle relative to other participants in the industries or geographical areas in which Cohen Circle operates shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a SPAC Material Adverse Effect. Notwithstanding the foregoing, the amount of any SPAC Shareholder Redemption, or the failure to obtain the SPAC Shareholder Approval, shall not be deemed a SPAC Material Adverse Effect.

The Business Combination Agreement defines a “Group Material Adverse Effect,” with respect to VEON Holdings, the Group Companies, Kyivstar Group Ltd., and Merger Sub, as any Effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions

(financial or otherwise) or results of operations of the Group Companies, Kyivstar Group Ltd., and Merger Sub, taken as a whole; or (b) the ability of any Kyivstar Group Company to consummate the Transactions by the Outside Date; provided, however, that in no event will any Effect resulting from, arising out of or relating to the following, alone or in combination, be taken into account in determining whether a Group Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur:

1.      acts of war (whether declared or not), sabotage, cyberattacks or terrorism, or any escalation, continuing or worsening of any such acts or changes in global, national, regional, state or local political or social conditions, including the Ukraine Invasion or any Ukraine Invasion Measures;

2.      earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies or other natural or man-made disasters, in each case, where the Group Companies’ business, taken as a whole, has a material presence;

3.      solely to the extent related to the identity of Cohen Circle, changes or effects attributable to the execution of the Business Combination Agreement and other transaction documents, including public announcement, consummation, performance or pendency of the Transactions (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with the Group Companies), provided that this clause 3 shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable;

4.      changes or proposed changes in applicable Laws or enforcement or interpretations thereof, Orders or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement;

5.      changes or proposed changes in IFRS or other applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement;

6.      changes in the national, regional, local, international or worldwide political, economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates);

7.      Effects generally affecting the industries and markets in which any Group Company operates;

8.      any failure in and of itself of any Group Company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause 8 shall not prevent or otherwise affect a determination that the Effect underlying such failure has, or would reasonably be expected to have, resulted in a Group Material Adverse Effect (except to the extent otherwise excluded under this definition); or

9.      any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of the Business Combination Agreement or the other transaction documents or (B) taken at the prior written request or with the prior written consent of Cohen Circle;

provided, that in the case of each of clauses 1, 2, 4, 5, and 6, any such Effect to the extent it disproportionately affects the Group Companies, taken as a whole, relative to other participants in the industries or geographical areas in which the Group Companies operate shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a Group Material Adverse Effect.

In addition, the representations and warranties made by Cohen Circle, the Seller, VEON Holdings, Kyivstar Group Ltd., and Merger Sub:

•        have been qualified by information that Cohen Circle and the Seller each set forth in disclosure schedules that the parties exchanged in connection with signing the Business Combination Agreement; the information contained in such disclosure schedules modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;

•        have been qualified by information that Cohen Circle set forth in the reports that it has filed or furnished with the SEC prior to the date of the Business Combination Agreement (subject to certain exceptions);

•        have been qualified by information that VEON set forth in the reports that it has filed or furnished with the SEC prior to the second business date of the Business Combination Agreement (subject to certain exceptions); and

•        are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

The accuracy of each party’s representations and warranties, subject in each appropriate case to a specified materiality or a material adverse effect standard, is a condition to completing the Business Combination. See “The Business Combination Agreement and Transaction Documents — The Business Combination Agreement — Conditions to Complete the Business Combination.”

Conduct of Business Pending Consummation of the Business Combination and Covenants

Covenants of VEON Holdings, Kyivstar Group Ltd. and Merger Sub

The Seller (solely in respect of the Group Business (as defined in the Business Combination Agreement)), VEON Holdings, Kyivstar Group Ltd. and Merger Sub made certain covenants under the Business Combination Agreement, (and VEON Holdings agreed to cause the Group Companies to comply with such covenants), including, among others, the following:

•        from the date of the Business Combination Agreement until the earlier of the Merger Effective Time or the termination of the Business Combination Agreement (the “Interim Period”), the Seller (solely in respect of the Group Business), VEON Holdings, Kyivstar Group Ltd. and Merger Sub will, and VEON Holdings will cause each of the Group Companies to, carry on their respective businesses in the ordinary course, having regard to the Ukraine Invasion and the relevant Ukraine Invasion Measures, to use commercially reasonable efforts to preserve intact their respective business organizations, to retain their respective managers, directors, and officers, and preserve their respective relationships with key customers and suppliers, in each case consistent with past practice, and in accordance with applicable Laws, and within their respective powers, except as otherwise consented to by Cohen Circle in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by the Business Combination Agreement or the Transaction Documents, as is necessary or advisable in connection with the implementation of the VEON Pre-Closing Steps, as is necessary or advisable in response to the Ukraine Invasion or any Ukraine Invasion Measures, as is reasonably required or undertaken in an emergency or disaster situation with the intent to minimize any adverse effect of such situation; to comply with Laws or Orders; as set forth in the disclosure schedules

•        during the Interim Period, except as expressly permitted by the Business Combination Agreement or any of the other Transaction Documents, as is necessary or advisable in connection with implementation of the VEON Pre-Closing Steps, as is necessary or advisable in response to the Ukraine Invasion or any Ukraine Invasion Measures, as is reasonably required or undertaken in an emergency or disaster situation with the intent to minimize any adverse effect of such situation, to comply with Laws or Orders, or as expressly set forth in the disclosure schedules, and without the prior written consent of Cohen Circle (which consent, except with respect to certain actions, shall not be unreasonably withheld, conditioned or delayed), the Seller (solely in respect of the Group Business) and the Kyivstar Group Companies shall not, and VEON Holdings shall cause the other Group Companies, respectively, not to:

•        other than in the ordinary course of business or as otherwise pursuant to or permitted by any existing Group Employee Benefit Plan or applicable Laws (each as defined in the Business Combination Agreement) (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who is not an Executive Employee (as defined in the Business Combination Agreement) and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay of any Executive Employee, other than the payment of severance in the ordinary course of business; (iii) enter into, materially amend or terminate any Group Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Group Employee Benefit Plan if it had been in effect on the date of the Business Combination Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Group Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any Executive Employee, other than termination for cause;

•        transfer, sell, assign, exclusively license, encumber, impair, abandon or otherwise dispose of any Owned Intellectual Property (as defined in the Business Combination Agreement) that is material to the Group Companies taken as a whole, except for any Owned Intellectual Property expiring at the end of its statutory term or no longer in use or commercially desirable to maintain;

•        other than seeking and negotiating PIPE Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

•        make or declare any dividend or distribution to the equity holders of any Group Company, Kyivstar Group Ltd., or Merger Sub or make any other distributions in respect of any of the Group Companies’ capital stock or equity interests, except (i) dividends and distributions by a wholly owned Subsidiary of a Group Company to such Group Company or another wholly owned Subsidiary of such Group Company or (ii) as would not reduce the net cash amount of the Group Companies below $560,000,000;

•        split, subdivide, combine, consolidate, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Group Companies’, Kyivstar Group Ltd.’s or Merger Sub’s capital stock, share capital or equity interests, except for any such transaction by a wholly owned Subsidiary of a Group Company that remains a wholly owned Subsidiary of such Group Company after consummation of such transaction;

•        transfer, sell, assign, license, dispose, purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any Group Company, Kyivstar Group Ltd. or Merger Sub, except for transactions between a Group Company and any wholly owned Subsidiary of such Group Company;

•        delay payments of any material accounts payable or other material liability of a Group Company beyond its due date or the date when such liability would have been paid in the ordinary course; provided, that nothing in this clause (g) shall prohibit or otherwise restrict any of the Group Companies from delaying payments of accounts payable or other liabilities to the extent that any such Group Company is disputing in good faith such amounts owed in respect of such accounts payable or other liabilities;

•        amend any of the Group Companies Governing Documents (other than minor or technical changes made to correct a manifest error);

•        merge, consolidate or combine with a third party, other than with Cohen Circle; or (ii) except for transactions involving consideration to be paid by a Group Company of up to $200,000,000 (or its equivalent in another currency), acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

•        voluntarily dispose of or amend any Company Material Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, individually or in the aggregate;

•        other than with respect to intellectual property, voluntarily sell, assign, lease, license, sublicense, abandon, divest, transfer, convey, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties of the Group Companies, other than in the ordinary course of business, pursuant to Contracts existing on the date hereof;

•        (i) make advances or capital contributions to, or investments in, any Person other than any of the Group Companies, Kyivstar Group Ltd. or Merger Sub and other than advances for business expenses and advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for (A) any Third Party Indebtedness incurred after the date hereof in excess of $20,000,000 in the aggregate or (B) any other Indebtedness outside the ordinary course of business; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies, Kyivstar Group Ltd. or Merger Sub in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies, Kyivstar Group Ltd. or Merger Sub other than ordinary course compromises of amounts owed to the Group Companies, Kyivstar Group Ltd. or Merger Sub by their respective customers;

•        compromise, settle or agree to settle any Proceeding involving payments by any Group Company, Kyivstar Group Ltd. or Merger Sub of $20,000,000 or more, or that imposes any material non-monetary obligations on a Group Company, Kyivstar Group Ltd. or Merger Sub (excluding confidentiality, non-disparagement or other similar obligations incidental thereto);

•        except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, individually or in the aggregate: (A) modify or amend in a manner that is adverse to the applicable Group Company or terminate or cause to be terminated any Group Company Material Contract or material Permit; (B) enter into any Contract that would have been a Group Company Material Contract, had it been entered into prior to the date of the Business Combination Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Group Company Material Contract (other than assignments by the applicable Group Company to any other Group Company);

•        except as required by IFRS (or any interpretation thereof) or applicable Laws (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•        (i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

•        authorize, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Group Company, Kyivstar Group Ltd. or Merger Sub;

•        enter into, renew or materially amend any (i) transaction or Contract with members of the VEON Group or any of their respective family members or other related Persons that would require disclosure in the Registration Statement/Proxy Statement pursuant to Item 7.B of Form 20-F; (ii) Contract between any Group Company and any broker, finder, investment banker or financial advisor with respect to any of the Transactions; or (iii) agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than the Group Companies, Kyivstar Group Ltd. or Merger Sub), other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions in the ordinary course, (B) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, Kyivstar Group Ltd. or Merger Sub, (C) Group Employee Benefit Plans, and (D) employment arrangements entered into in the ordinary course;

•        engage in any material new line of business;

•        take any action that is reasonably likely to prevent, materially delay or impede the consummation of the transactions contemplated by the Business Combination Agreement; or

•        agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Covenants of Cohen Circle

Cohen Circle made certain covenants under the Business Combination Agreement, including, among others, the following:

•        during the Interim Period, except as otherwise consented to by VEON Holdings in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by the Business Combination Agreement (including as contemplated by the PIPE Investments) or any of the Transaction Documents, or as set forth in the disclosure schedules; and

•        during the Interim Period, except as expressly permitted by the Business Combination Agreement (including as contemplated by the PIPE Investments) or the Transaction Documents, as required by applicable Laws or as set forth in the disclosure schedules, without the prior written consent of VEON Holdings (such consent to not be unreasonably withheld, conditioned or delayed), Cohen Circle will not:

•        declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

•        reclassify, combine, split, subdivide, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Cohen Circle;

•        except as required by the PIPE Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

•        amend the SPAC Governing Documents or the terms of any of the Cohen Circle Warrants;

•        (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•        (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that Cohen Circle shall be permitted to incur Indebtedness from its Affiliates and shareholders, including the Sponsors and the Sponsors’ Affiliates, in order to meet its reasonable working capital requirements with any such loans (A) to be made only as reasonably required by the operation of Cohen Circle in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length (B) repayable at Closing and (C) included as SPAC Transaction Expenses;

•        except as required by U.S. GAAP (or any interpretation thereof) or applicable Laws, make any change in accounting methods, principles or practices;

•        (i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

•        create any Liens on any material property or material assets of Cohen Circle;

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of Cohen Circle;

•        commence, settle or compromise any Proceeding material to Cohen Circle or its properties or assets;

•        engage in any material new line of business or engage in any commercial activities (other than to consummate the Transactions);

•        (i) modify, amend or terminate the Investment Management Trust Agreement, dated as of October 10, 2024, by and between the SPAC and the Transfer Agent or any PIPE Subscription Agreement or enter into, amend or terminate any other agreement related to the Trust Account or PIPE Investments; or (ii) enter into, modify, amend or terminate any other agreement with any Cohen Circle shareholders;

•        amend or enter into any SPAC Material Contract that is listed as an exhibit to the Cohen Circle’s Registration Statement on Form S-l (File No. 333-282271), certain Contracts set forth in the disclosure schedule (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract with an affiliate;

•        hire or retain any employee or adopt or enter into any SPAC Employee Benefit Plan;

•        grant any bonus, change in control payment, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of Cohen Circle as a result of the consummation of the Transactions; or agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Joint and Other Covenants

The Business Combination Agreement also contains additional covenants and agreements among the various parties pertaining to, among other matters:

•        VEON Holdings, Cohen Circle, Kyivstar Group Ltd. and Merger Sub agreed to use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in this proxy statement/prospectus and any other filings to be made by Cohen Circle or Kyivstar Group Ltd. with the SEC in connection with the Business Combination;

•        Cohen Circle and VEON Holdings agreed not to solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the Cohen Circle parties, Cohen Circle and their Representatives), concerning any merger, consolidation, sale of ownership interests and/or assets, recapitalization or similar transaction of, by or involving Cohen Circle and any Group Company, Kyivstar Group Ltd. or Merger Sub, respectively, other than, in each case, the Business Combination (other than in the case of the Group Companies, in connection with the implementation of the VEON Pre-Closing Steps or as provided by the Business Combination Agreement);

•        Kyivstar Group Ltd. has agreed to prepare and file (and the Seller has agreed to cause Kyivstar Group Ltd. To prepare and file), and VEON Holdings and Cohen Circle have agreed to reasonably assist and cooperate with the preparation and filing of, this proxy statement/prospectus on Form F-4 (and any amendments and supplements thereto);

•        Cohen Circle will duly convene a meeting of Cohen Circle stockholders and solicit proxies in favor of the approval of the Business Combination Agreement and other related proposals;

•        each party must use commercially reasonable efforts to make effective the Merger and other transactions contemplated in the Business Combination Agreement, including to cause the conditions precedent to be satisfied;

•        Cohen Circle will use reasonable best efforts to ensure that Cohen Circle remains listed as a public company on Nasdaq;

•        Kyivstar Group Ltd. (and Cohen Circle and VEON Holdings shall cooperate with Kyivstar Group Ltd.) shall use reasonable best efforts to cause Kyivstar Group Ltd. securities to be approved for listing on Nasdaq (or other public stock exchange market in the United States as agreed by VEON Holdings and Cohen Circle) at the Closing;

•        each party will use their reasonable best efforts to obtain any required regulatory approvals and other actions related thereto;

•        each party agrees to confidentiality measures and each party will cooperate to make public announcements and other communications regarding the Business Combination Agreement and the Transactions;

•        Kyivstar Group Ltd. agrees to maintain all director and officer indemnification provisions in Cohen Circle’s and VEON Holdings’ respective governing documents for a period of six years following the Closing;

•        each party agrees to cooperate fully with matters relating to the Intended Tax Treatment and with respect to certain tax matters, and in connection therewith take certain actions and abide by certain covenants with respect to tax matters pertaining to the Business Combination Agreement;

•        Cohen Circle and VEON Holdings agreed to give each other the opportunity to participate in the defense, settlement or prosecution of any shareholder or stockholder legal proceedings commenced after the date of the Business Combination Agreement related to the matters therein;

•        Cohen Circle, Kyivstar Group Ltd. and VEON Holdings agree to cooperate to establish an equity incentive plan for directors, officers, employees and independent contractors of Kyivstar Group Ltd.;

•        VEON Holdings agrees to deliver to Cohen Circle for inclusion in this proxy statement/prospectus the PCAOB Audited Financials;

•        the Seller agrees to satisfy the Repayment Amounts to the Company in connection with the Old Bonds and VEON Holdings repay in full the April 2025 Bonds and the June 2025 Bonds and transfer the 2027 Bonds to VEON MidCo as part of the Demerger and pursuant to the 2027 Bonds Consent Solicitation;

•        each party agrees to notify the other party if there occurs a Sanctions Event and if it would be unlawful for the other parties to consummate the Transactions, the Sanctioned Person agrees to use its best efforts to obtain the relevant consent, permit, license, and/or other formal or informal authorization or guidance from the relevant Sanctions Authority;

•        Kyivstar Group Ltd., VEON Holdings and Cohen Circle agree to use their reasonable best efforts to deliver all documents that may be required by any financial advisor to facilitate the PIPE Investment; and

•        VEON Holdings agrees to consummate the Demerger in conjunction with VEON Intermediate Holdings and VEON MidCo.

Board of Directors of Kyivstar Group Ltd.

The Business Combination Agreement provides that, immediately following the Closing, Kyivstar Group Ltd.’s Board will consist of up to seven directors. The initial composition of Kyivstar Group Ltd.’s Board will include one director designated by Cohen Circle and up to six directors designated by the Seller. Such designations will be made prior to the Merger Effective Time. Any subsequent Kyivstar Group Ltd. Board shall be composed in accordance with and subject to the terms and conditions of the Kyivstar Group Ltd. Governing Documents.

Conditions to Complete the Business Combination

Unless waived in writing by both Cohen Circle and VEON Holdings, the obligations of the parties to consummate the Business Combination are subject to the satisfaction of the following mutual conditions at or prior to the Closing:

•        the receipt of Cohen Circle Shareholder Approval;

•        the receipt of any required regulatory approvals (if any), on terms and conditions reasonably satisfactory to the parties;

•        the effectiveness of this proxy statement/prospectus and the absence of any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order with respect to this proxy statement/prospectus;

•        the absence of any Law, Orders (including any Sanctions Event) or Proceedings that seek to prohibit, enjoin, restrict, invalidate or make illegal consummation or performance of the Business Combination and other related transactions;

•        the full force and effect of all transaction agreements, having not been rescinded by any of the parties thereto;

•        (i) Cohen Circle Cash equaling or exceeding the Minimum Cash Amount; (ii) Cohen Circle making appropriate arrangements for giving effect to the receipt by Kyivstar Group Ltd. of the net amount of proceeds actually contributed by investors in accordance with the terms and conditions of the PIPE Subscription Agreements upon consummation of the PIPE Investments; and (iii) Cohen Circle making appropriate arrangements for the funds in its Trust Account to be released upon the Closing;

•        the receipt of approval for the Kyivstar Group Ltd. Common Shares to be listed on Nasdaq (or another public stock market or exchange in the United States as may be mutually agreed upon by Cohen Circle and VEON Holdings);

•        the completion by VEON Holdings and the Seller of the Demerger; and

•        the completion by VEON Holdings of the New Bonds Repayment and the 2027 Bonds Transfer.

Unless waived in writing by VEON Holdings, the obligations of the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:

•        the representations and warranties of Cohen Circle (pertaining to organization, good standing and qualification and brokers) being true and correct in all respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•        the representations and warranties of Cohen Circle with (pertaining to capitalization) being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•        the representations and warranties of Cohen Circle with (pertaining to absence of certain changes or events) being true and correct in all material respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•        all other representations and warranties of Cohen Circle being true and correct in all material respects as of the Closing (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitations) or, if they expressly relate to an earlier date, as of such earlier date;

•        each of the agreements and covenants of Cohen Circle to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects;

•        subsequent to the execution of the Business Combination Agreement and prior to the Closing, no SPAC Material Adverse Effect shall have occurred;

•        delivery by Cohen Circle to the Seller of a certificate signed by an authorized representative of Cohen Circle, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled;

•        delivery by Cohen Circle to the Seller of an executed copy of the transaction documents contemplated to be executed in connection with the Business Combination to which Cohen Circle is a party; and

•        the number of Kyivstar Group Ltd. Common Shares to be issued to the Seller in consideration for the Sale is not less than 80% of the Fully Diluted Share Count;

Unless waived in writing by Cohen Circle, the obligations of Cohen Circle to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:

•        the representations and warranties of the Seller (pertaining to organization, good standing, qualification, Kyivstar Group Ltd. and Merger Sub, capitalization, authority and approval, no violations, absence of certain changes or events, and brokers and finders) being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•        all other representations and warranties of the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub being true and correct as of the Closing (without giving effect to any limitation as to “materiality” or “Group Material Adverse Effect” or any similar limitations) or, if they expressly relate to an earlier date, as of such earlier date, except, where any failures of such representations and warranties of the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub to be so true and correct, individually and in the aggregate, has not had a Group Material Adverse Effect;

•        each of the covenants of the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects;

•        subsequent to the execution of the Business Combination Agreement and prior to the Closing, no Group Material Adverse Effect shall have occurred;

•        delivery by VEON Holdings to Cohen Circle of a certificate signed by an authorized representative of VEON Holdings, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled; and

•        delivery by the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub, as applicable, to Cohen Circle executed copies of the transaction documents contemplated to be executed in connection with the Business Combination to which the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub are parties.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated prior to the consummation of the Merger and the Business Combination thereby abandoned under certain customary and limited circumstances:

•        by mutual written agreement of Cohen Circle and VEON Holdings;

•        by either Cohen Circle or the Seller if the Closing has not occurred by September 30, 2025 (which may be extended by up to 90 days under certain conditions); provided that such party shall not be entitled to terminate if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure constitutes a breach of the Business Combination Agreement;

•        by either Cohen Circle or the Seller if a Governmental Entity has issued an Order, enacted, promulgated or enforced a Law or taken any other action, other than imposing any Sanctions, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions, including the Merger, which Order, Law or other action is final and nonappealable, subject to a 60-day cooling off period (unless such 60 day period would be past the Outside Date);

•        by either Cohen Circle or the Seller if at the Cohen Circle EGM, Cohen Circle has not obtained the Cohen Circle Shareholder Approval;

•        by the Seller if, prior to the Closing, there is a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Cohen Circle, or if any representation or warranty of Cohen Circle shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and if such breach cannot be or has not been cured within 30 days following delivery by the Seller of written notice to Cohen Circle of such breach (or by the Outside Date, whichever is earlier); provided that if Cohen Circle continues to exercise commercially reasonable efforts to cure such breach, the Seller cannot terminate if such breach by Cohen Circle is cured within such 30-day period;

•        by Cohen Circle if, prior to the Closing, there is a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of the Seller, VEON Holdings, Kyivstar Group Ltd. or Merger Sub, or if any representation or warranty of the Seller, VEON Holdings, Kyivstar Group Ltd. or Merger Sub shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and if such breach cannot be or has not been cured within 30 days following delivery by Cohen Circle of written notice to the Seller of such breach (or by the Outside Date, whichever is earlier); provided that if he Seller, VEON Holdings, Kyivstar Group Ltd. or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach, Cohen Circle cannot terminate if such breach by Cohen Circle is cured within such 30-day period;

•        by the Seller, if the board of directors of Cohen Circle shall have publicly withdrawn, modified or changed, in any manner that is adverse to the other Parties, its approval or Cohen Circle Recommendation;

•        by Cohen Circle, if a Sanctions Event occurs in respect of the Seller or a Group Company and either such Sanctions Event is not resolved by the Outside Date or Cohen Circle determines in good faith on the advice of outside legal counsel that the failure to terminate prior to the Outside Date would or would reasonably be expected to result in any of Cohen Circle, the Sponsors or their respective directors or officers being subject to any monetary or criminal liability applicable Law in connection with such Sanctions Event; or

•        by the Seller, if a Sanctions Event occurs in respect of Cohen Circle and either such Sanctions Event is not resolved by the Outside Date or the Seller determines in good faith on the advice of outside legal counsel that the failure to terminate prior to the Outside Date would or would reasonably be expected to result in any of the Seller or a Group Company or their respective directors or officers being subject to any monetary or criminal liability under applicable Law in connection with such Sanctions Event; or

•        by Cohen Circle, if the Kyivstar Group fails to deliver the PCAOB Audited Financials for the year ended December 31, 2024, on or before June 30, 2025.

Effect of Termination

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will be of no further force and effect and the Transactions including the Business Combination will be abandoned; provided that obligations under the Confidentiality Agreement, certain obligations related to the Trust Account, and certain other provisions required under the Business Combination Agreement shall, in each case, survive any termination of the Business Combination Agreement and nothing shall relieve any party thereto from liability for its own Willful Breach (as defined in the Business Combination Agreement) of the Business Combination Agreement or its own Intentional Fraud (as defined in the Business Combination Agreement);. There are no termination fees in connection with the termination of the Business Combination Agreement.

Non-survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement, or in any related document or instrument delivered pursuant to the Business Combination Agreement, will survive the Closing except for (i) any covenants and agreements contained therein that expressly by their terms apply either in part or in whole after the Closing, (ii) the general provisions (the customary miscellaneous provisions contained in the Business Combination Agreement), or (iii) any party’s liability for such party’s own Intentional Fraud.

Enforcement

Each party is entitled under the Business Combination Agreement to an injunction or injunctions to prevent breaches of the Business Combination Agreement and to specific enforcement of the terms and provisions of the Business Combination Agreement, in addition to any other remedy to which any party is entitled at law or in equity, provided that the parties acknowledge that the enforcement of such remedies may not be possible in connection with the Ukraine Invasion and the Ukraine Invasion Measures.

Non-Recourse

All claims or causes of action that are based upon, arising out of, or related to the Business Combination Agreement or the Business Combination contemplated thereby may be brought only against the entities expressly named as parties to the Business Combination Agreement and only with respect to the specific obligations set forth therein with respect to such party. Further, unless a named party to the Business Combination Agreement, and then only to the extent of the specific obligations undertaken by such named party under the Business Combination Agreement, no past, present or future director, officer, agent, employee, stockholder, member, partner, incorporator, agent, affiliate (including the Sponsors), attorney, advisor or other representative of the Seller, VEON Holdings, Kyivstar Group Ltd., Merger Sub or Cohen Circle will have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any party to the Business Combination Agreement for any claim based on, arising out of, or related to the Business Combination Agreement or the Business Combination. Furthermore, there will be no recourse against the Trust Account in connection with any such claims or causes of action.

Governing Law and Jurisdiction

The Business Combination Agreement is governed and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable conflicts of law thereof. Any action based upon, arising out of or related to the Business Combination Agreement or the Transactions contemplated thereby will be brought in any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware, with the exception that (a) the Transfer Deed and the matters involving the internal corporate affairs of VEON Holdings and the Sale shall be governed by and construed in accordance with the laws of the Netherlands, (b) the statutory and fiduciary and other duties of the directors of Cohen Circle and the directors of Merger Sub, the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of pursuant to the Merger, the cancellation and conversion of the SPAC Ordinary Shares as the case may be, the rights set forth in Section 238 of the Companies Act, (c) the internal corporate affairs of Kyivstar Group Ltd. shall be governed by and determined in accordance with the laws of Bermuda, and (d) the internal corporate affairs of VEON Holdings and Merger Sub shall in each case be governed by the laws of the Cayman Islands. To the extent not prohibited by applicable Law, each party has waived its rights to trial by jury in any action based upon, arising out of or related to the Business Combination Agreement, the Transaction Documents and the transactions contemplated hereby or thereby.

Fees and Expenses

In general, all costs and expenses incurred in connection with the Business Combination will be paid by the party incurring such expenses, whether or not the Business Combination is consummated. If the Business Combination is terminated in accordance with its terms, the Seller shall pay all fees and expenses incurred by VEON Ltd., the Seller, VEON Holdings, Kyivstar Group Ltd., Merger Sub, or any of the Ukrainian Group Companies (the “Seller Transaction Expenses”) in connection with, or otherwise related to the transactions of the Business Combination, and Cohen Circle shall pay all fees and expenses incurred by Cohen Circle or its Affiliates (the “SPAC Transaction Expenses”) in connection with, or otherwise related to the transactions of the Business Combination.

If the Business Combination is consummated, Kyivstar Group Ltd. shall, on the Closing Date following the Closing, (a) pay all Seller Transaction Expenses and SPAC Transaction Expenses incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date and (b) reimburse or cause to be reimbursed to the applicable member of the VEON Group or Kyivstar Group Company all Seller Transaction Expenses other than the Seller Transaction Expenses described in clause (a) above, in each case, from the combined cash accounts of Cohen Circle and Cohen Circle parties after the release of funds from the Trust Account and the PIPE Investments, if any.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are subject to the receipt of any pre-Closing consents, approvals, clearances, confirmations, waivers, licenses, permits, orders, or any other authorizations from Governmental Entities which the parties have agreed in writing are required to implement the Business Combination.

Transaction Documents

SPAC Support Agreement

Concurrently with the execution of the Business Combination Agreement, Cohen Circle entered into the SPAC Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex B, with the Sponsors, Cantor Fitzgerald & Co. (“Cantor”) and Kyivstar Group Ltd., pursuant to which the Sponsors and Cantor agreed, among other things, (i) to vote all securities of Cohen Circle beneficially owned by them in favor of each of the proposals at the Cohen Circle EGM, (ii) to vote against any proposal that would impede the Business Combination and (iii) waive certain anti-dilution rights in the Cohen Circle’s governing documents with respect to any founder shares.

Each officer and director of Cohen Circle previously entered into a letter agreement with Cohen Circle in connection with Cohen Circle’s initial public offering, pursuant to which they agreed to vote any founder shares held by them and any public shares purchased during or after the initial public offering (including in open market and privately negotiated transactions) in favor of the Business Combination.

During the term of the SPAC Support Agreement, and subject to certain exceptions therein, the Sponsors and Cantor will be contractually restricted from selling or transferring any of the securities of Cohen Circle beneficially owned by them. Any securities of Cohen Circle that the Sponsors or Cantor newly acquire or purchase after the date of the SPAC Support Agreement will also be subject to the terms of the SPAC Support Agreement.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, Cohen Circle entered into the Sponsor Agreement, a copy of which is attached to this proxy statement/prospectus as Annex C, with Kyivstar Group Ltd., the Sponsors, Cantor and the Seller. Pursuant to the Sponsor Agreement, among other things, on the Closing Date, effective immediately prior to the Merger Effective Time and conditioned upon the Closing, (i) the Sponsors have agreed to irrevocably surrender for cancellation and forfeit to Cohen Circle the Forfeited Sponsor Shares (as defined in the Sponsor Agreement) and (ii) Cohen Circle Sponsor I, LLC, and Cantor have agreed to irrevocably surrender for cancellation and forfeit to SPAC each of their respective Forfeited Sponsor Warrants (as defined in the Sponsor Agreement). The Sponsor Agreement also provides for (i) certain restrictions on the transfer of certain Kyivstar Group Ltd. Common Shares to be issued to the Sponsors at Closing (the “Sponsor Lock-up Securities”), subject to certain permitted transfers as set forth therein and (ii) certain vesting conditions on certain Kyivstar Group Ltd. Common Shares to be issued to the Sponsors at Closing (the “Vesting Securities”), in each case as further described below and on the terms and subject to the conditions set forth in the Sponsor Agreement.

Pursuant to the Sponsor Agreement, effective at the Merger Effective Time, the Sponsors shall not Transfer (as defined in the Sponsor Agreement) any of the Sponsor Lock-up Securities until the earlier of: (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price (as defined in the Sponsor Agreement) meets or exceeds $13.50 for 20 Trading Days (as defined in the Sponsor Agreement) out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event (as defined in the Sponsor Agreement), in each case except to a Permitted Transferee (as defined in the Sponsor Agreement) as expressly permitted by the Sponsor Agreement.

Pursuant to the Sponsor Agreement, from and after the Closing, the Vesting Securities shall be unvested and are subject to vesting and forfeiture as follows: (i) the First Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $15.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the second anniversary of the Closing Date; and (ii) the Second Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $20.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the fifth anniversary of the Closing Date. If the First Vesting Tranche Securities and/or the Second Vesting Tranche Securities become subject to forfeiture, such securities shall be surrendered with no consideration.

Seller Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, Kyivstar Group Ltd., the Sponsors and the Seller entered into the Seller Lock-up Agreement, a copy of which is attached to this proxy statement/prospectus as Annex D. Pursuant to the terms of the Seller Lock-up Agreement, the Seller will be contractually restricted from selling or transferring the Lock-Up Securities (as defined in the Seller Lock-Up Agreement) issued to such Persons. Such restrictions begin on the Closing Date and end on the earlier of: (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price (as defined in the Seller Lock-up Agreement) meets or exceeds $13.50 for 20 Trading Days (as defined in the Seller Lock-up Agreement) out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event (as defined in the Seller Lock-up Agreement), in each case except to a Permitted Transferee (as defined in the Seller Lock-up Agreement) as expressly permitted by the Seller Lock-up Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma condensed combined financial information of Kyivstar Group Ltd. has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and presents the combination of the historical financial information of VEON Holdings and Cohen Circle adjusted to give effect to the Business Combination.

The unaudited pro forma condensed combined statement of financial position as of March 31, 2025 combines (i) the historical unaudited combined statement of financial position of VEON Holdings as of March 31, 2025, with (ii) the historical unaudited balance sheet of Cohen Circle as of March 31, 2025 and with (iii) the historical audited statement of financial position of Kyivstar Group Ltd. as of March 31, 2025 on a pro forma basis as if the Business Combination and other events, summarized below, had been consummated as of March 31, 2025.

The unaudited pro forma condensed combined income statement for the three-month period ended March 31, 2025 combines (i) the historical unaudited combined income statement of VEON Holdings for the three-month period ended March 31, 2025, with (ii) the historical unaudited statement of operations of Cohen Circle for the three-month period ended March 31, 2025 on a pro forma basis as if the Business Combination had occurred on January 1, 2024.

The unaudited pro forma condensed combined income statement for the year ended December 31, 2024 combines (i) the historical audited combined income statement of VEON Holdings for the year ended December 31, 2024, with (ii) the historical audited statement of operations of Cohen Circle for the year ended December 31, 2024 on a pro forma basis as if the Business Combination had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        VEON Holdings’ unaudited combined statement of financial position as of March 31, 2025;

•        Cohen Circle’s unaudited balance sheet as of March 31, 2025;

•        Kyivstar Group Ltd.’s audited statement of financial position as of March 31, 2025;

•        VEON Holdings’ unaudited combined income statement for the three-month period ended March 31, 2025;

•        Cohen Circle’s unaudited statement of operations for the three-month period ended March 31, 2025;

•        VEON Holdings’ audited combined income statement for the year ended December 31, 2024;

•        Cohen Circle’s audited statement of operations for the year ended December 31, 2024; and

•        other information relating to VEON Holdings and Cohen Circle included in this proxy statement/prospectus, including the Business Combination Agreement and the description of the terms thereof set forth under the section entitled “The Business Combination Agreement and Transaction Documents.”

The unaudited pro forma financial information should also be read together with the sections entitled “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cohen Circle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

For more information about the transactions, please see the section entitled “The Business Combination Agreement and Transaction Documents.”

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Kyivstar Group Ltd. upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been prepared assuming that the Minimum Cash Condition will be satisfied at the time of Closing. Cohen Circle and the Seller may each elect to waive the Minimum Cash Condition for any number of reasons, including to facilitate the consummation of the Business Combination. However, if such Minimum Cash Condition is not satisfied or waived, the expectation is that the proposed Business Combination will not be consummated and the Transaction will not close.

Following the Business Combination, Kyivstar Group Ltd. is expected to qualify as a foreign private issuer under the Exchange Act and will prepare its financial statements in accordance with IFRS as issued by the IASB. Accordingly, the unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS as issued by the IASB.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the date indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Kyivstar Group Ltd. following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. VEON Holdings and Cohen Circle have not had any historical operational relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Cohen Circle shareholders approved the Business Combination. Pursuant to the Cohen Circle Articles, Cohen Circle’s public shareholders may elect to redeem their public shares for cash even if they approve the Business Combination. Cohen Circle cannot predict how many of its Public Shareholders will exercise their right to redeem their Cohen Circle Class A Ordinary Shares for cash. The unaudited pro forma condensed combined financial information has been prepared assuming that Cohen Circle will use commercially reasonable efforts to ensure that the available cash, including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any proceeds from any private placement financing, including any PIPE Investment,* at Closing is at least $50 million. The unaudited pro forma condensed combined financial information has been prepared with three alternative scenarios of redemptions of Cohen Circle Class A Ordinary Shares by the Public Shareholders, which each include the aforementioned assumptions:

•        Scenario 1 — Assuming No Redemptions.    This presentation assumes that no Public Shareholders exercise redemption rights with respect to Cohen Circle Class A Ordinary Shares for a pro rata share of the funds in the Trust Account;

•        Scenario 2 — Assuming 50% Redemptions.    This presentation assumes that Public Shareholders holding 11,500,000 Cohen Circle Class A Ordinary Shares will exercise their redemption rights for approximately $119 million of funds in the Trust Account.

•        Scenario 3 — Assuming Maximum Redemptions.    This presentation assumes that Public Shareholders holding 18,169,082 Cohen Circle Class A Ordinary Shares will exercise their redemption rights for approximately $188 million of funds held in the Trust Account.

____________

*        As of the date of this proxy statement/prospectus, no amounts have been committed under any private placement financing, including any PIPE Investment. The assumption is solely for illustrative purposes only and is not meant to reflect the parties’ intentions to work to obtain any private placement financing, including any PIPE Investment, prior to Closing.

The following table summarizes the pro forma Kyivstar Group Ltd. Common Shares issued and outstanding immediately after the Closing, presented under the three scenarios listed above. The number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from 7,666,667 Cohen Circle Public Warrants are not included below, as such Kyivstar Group Ltd. Warrants are only exercisable 30 days after the Closing Date. Further, we anticipate that, upon completion of the Business Combination, the approximate ownership interests of Kyivstar Group Ltd., will be as set forth in the table below:

Equity Capitalization at Closing(1)

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
	Ownership in Shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
VEON Amsterdam B.V.	190,526,570	87.2%	202,026,570	92.4%	208,695,652	95.5%
Cohen Circle Public Shareholders	23,000,000	10.5%	11,500,000	5.3%	4,830,918	2.2%
Sponsors	5,027,500	2.3%	5,027,500	2.3%	5,027,500	2.3%

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(1)      Excludes (i) 1,437,500 Vesting Securities that will not have vested as of the Closing Date, (ii) the number of Kyivstar Group Ltd. Common Shares issuable upon exercise of Kyivstar Group Ltd. Warrants converted from 7,666,667 Cohen Circle Warrants that are only exercisable 30 days after the Closing Date and (iii) issuances pursuant to the long-term equity incentive plan to be implemented equal to at least 3.0% of the total outstanding common shares of Kyivstar Group Ltd. on a fully diluted basis.

Anticipated Accounting Treatment of the Business Combination

Kyivstar Group Ltd. expects to account for the Business Combination as a capital reorganization, in accordance with IFRS. Under this method of accounting, Cohen Circle would be expected to be treated as the “acquired” company for financial reporting purposes, and Kyivstar Group Ltd. will be the accounting “acquirer.” This determination was primarily based on the assumption that:

•        VEON Holdings’ current shareholders will have the largest voting interest in the combined company post-Closing of the Business Combination;

•        VEON Holdings and its shareholders will have the ability to elect a majority of the members of the Kyivstar Group Ltd. board of directors post-Closing of the Business Combination;

•        VEON Holdings’ and Kyivstar’s operations will be the sole ongoing operations of the combined company;

•        VEON Holdings is the larger entity in terms of substantive operations and employee base; and

•        The Seller is the majority shareholder pre- and post-merger of VEON Holdings and will appoint the senior management which will comprise the senior management of the combined company.

Another determining factor was that Cohen Circle does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations (“IFRS 3”), and thus, for accounting purposes, the Business Combination is expected to be accounted for as a capital reorganization, within the scope of IFRS 2, Share-Based Payments, (“IFRS 2”). The net assets of Cohen Circle will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to Cohen Circle over the fair value of Cohen Circle’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The stock exchange listing expense is further increased for the estimated fair value of the Vesting Securities.

In accordance with IFRS 2, the difference in the fair value of the consideration (i.e., shares and warrants issued by Kyivstar Group Ltd.) for the acquisition of Cohen Circle over the fair value of the identifiable net assets of Cohen Circle will represent a service for the listing of Kyivstar Group Ltd. and be recognized as a share-based payment expense. The consideration for the acquisition of Cohen Circle was determined using the closing prices of Cohen Circle’s publicly traded Cohen Circle Class A Ordinary Shares and the Public Warrants traded on Nasdaq under the ticker symbols “CCIR” and “CCIRW”, respectively, each as of May 19, 2025.

Accordingly, the combined financial statements of VEON Holdings B.V. will become the historical financial statements of Kyivstar Group Ltd.; the assets, liabilities, and results of operations of Cohen Circle will be consolidated with Kyivstar Group Ltd. beginning on the day of Closing. For accounting purposes, the financial statements of Kyivstar Group Ltd. will represent a continuation of the combined financial statements of VEON Holdings prior to the Business Combination and will be presented as those of VEON Holdings in future reports of Kyivstar Group Ltd.

Any subscription agreements related to a PIPE Investment, which, if applicable, would be expected to be executed prior to the Closing and would be expected to close concurrently with the Closing, will result in the issuance of Kyivstar Group Ltd. Common Shares, leading to an increase in subscribed capital and capital reserves. As of the date of this proxy statement/prospectus, no amounts have been committed under any PIPE Investment.

Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2025 (Unaudited)

USD in millions*	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Kyivstar Group Ltd. (IFRS)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming 50% Redemptions			Scenario 3 Assuming Maximum Redemptions
				Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Property and equipment	703	—	—	—		703	—		703	—		703
Intangible assets	297	—	—	—		297	—		297	—		297
Other assets	61	—	—	—		61	—		61	—		61
Marketable securities held in Trust Account	—	236	—	(236)	A1, A2	—	(236)	A1, A2	—	(236)	A1, A2	—
Total non-current assets	1,061	236	—	(236)		1,061	(236)		1,061	(236)		1,061
Inventories	3	—	—	—		3	—		3	—		3
Trade and other receivables	38	—	—	—		38	—		38	—		38
Loan receivable from VEON Amsterdam B.V.	369	—	—	(306)	H3	39	(306)	H3	39	(306)	H3	39
				(24)	H1		(24)	H1		(24)	H1
Receivable from VEON Amsterdam B.V.	32	—	—	(32)	H3	—	(32)	H3	—	(32)	H3	—
Investments and derivatives	105	—	—	—		105	—		105	—		105
Other assets	32	—	—	—		32	—		32	—		32
Cash and cash equivalents	712	—	—	238	A1, A2	518	238	A1, A2	518	238	A1, A2	518
				—	C1		(119)	C2		(188)	C3
				20	H2		20	H2		20	H2
				(10)	G1		(10)	G1		(10)	G1
				(26)	G2, G3		(26)	G2, G3		(26)	G2, G3
				(223)	H3		(223)	H3		(223)	H3
				(193)	B2		(74)	B3		(5)	B4
Total current assets	1,291	—	—	(556)		735	(556)		735	(556)		735
Total assets	2,352	236	—	(792)		1,796	(792)		1,796	(792)		1,796

Equity
Net investment attributable to equity owners of the parent	3,206	—	—	(3,206)	B1	—	(3,206)	B1	—	(3,206)	B1	—
Translation Reserve	(2,065)	—	—	—		(2,065)	—		(2,065)	—		(2,065)
Class A ordinary shares	—	—	—	—	D	—	—	D	—	—	D	—
Class B ordinary shares	—	—	—	—	D	—	—	D	—	—	D	—
Issued Capital	—	—	—	238	C1	3,369	119	C2	3,339	50	C3	3,322
			—	(26)	G2, G3		(26)	G2, G3		(26)	G2, G3
				(6)	EE1, EE2, EE3		(6)	EE1, EE2, EE3		(6)	EE1, EE2, EE3
				(25)	C1		(25)	C1		(25)	C1
				3,206	B1		3,206	B1		3,206	B1
				172	F		143	F		125	F
				2	CC		2	CC		2	CC
				(193)	B2		(74)	B3		(5)	B4
(Accumulated Deficit)/Retained earnings	—	(25)	—	25	C1	(154)	25	C1	(124)	25	C1	(107)
				(172)	F		(143)	F		(125)	F
				19	DD1, DD2, DD3		19	DD1, DD2, DD3		19	DD1, DD2, DD3
				2	G3		2	G3		2	G3
				2	A1		2	A1		2	A1
				(2)	A1		(2)	A1		(2)	A1
	—	—	—	(2)	CC1		(2)	CC1		(2)	CC1
Total equity	1,141	(25)	—	34		1,150	34		1,150	34		1,150

Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2025 (Unaudited) — (Continued)

USD in millions*	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Kyivstar Group Ltd. (IFRS)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming 50% Redemptions			Scenario 3 Assuming Maximum Redemptions
				Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Liabilities
Debt and derivatives	252	249	—	(236)	A1, C1	265	(236)	A1, C1	265	(236)	A1, C1	265
Provisions	6	—	—	—		6	—		6	—		6
Deferred tax liabilities	6	—	—	—		6	—		6	—		6
Deferred underwriting fee		10	—	(10)	G1	—	(10)	G1	—	(10)	G1	—
Other liabilities	7	—	—	—		7	—		7	—		7
Total non-current liabilities	271	259	—	(246)		284	(246)		284	(246)		284
Trade and other payables	146	2	—	(2)	G3	146	(2)	G3	146	(2)	G3	146
Debt and derivatives	708	—	—	(578)	H3	130	(578)	H3	130	(578)	H3	130
Provisions	7	—	—	—		7	—		7	—		7
Current income tax payables	20	—	—	—		20	—		20	—		20
Accrued offering costs	—	—	—	—		—	—		—	—		—
Accrued expenses	—	—	—	—		—	—		—	—		—
Promissory note — related party	—	—	—	—		—	—		—	—		—
Other liabilities	59	—	—	—		59	—		59	—		59
Total current liabilities	940	2	—	(580)		362	(580)		362	(580)		362
Total equity and liabilities	2,352	236	—	(792)		1,796	(792)		1,796	(792)		1,796

____________

*        Numbers are presented in millions and may present rounding differences

Unaudited Pro Forma Condensed Combined Income Statement for the Three-Month Period Ended March 31, 2025

USD in millions*	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Kyivstar Group Ltd. (IFRS)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming 50% Redemptions			Scenario 3 Assuming Maximum Redemptions
				Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Total operating revenues	255	—	—	—		255	—		255	—		255
Service costs	(24)	—	—	—		(24)	—		(24)	—		(24)
Selling, general and administrative expenses	(91)	(2)	—	2	BB1	(91)	2	AA	(91)	2	AA	(91)
Depreciation, amortization and impairments	(46)	—	—	—		(46)	—		(46)	—		(46)
Operating profit (loss)	94	(2)	—	2		94	2		94	2		94
Finance costs	(21)	—	—	6	DD2	(15)	6	DD1	(15)	6	DD1	(15)
Finance income	7	2	—	—	CC1	9	—	CC1	9	—	CC1	9
				(5)	DD3	(5)	(5)	DD3	(5)	(5)	DD3	(5)
Other non operating gain (loss), net	(1)	(14)	—	3	AA1	(12)	3	CC	(12)	3	CC	(12)
Net foreign exchange loss	(21)	—	—	18	DD1	(3)	18	DD1	(3)	18	DD1	(3)
Profit (loss) before tax	58	(14)	—	24		68	24		68	24		68
Income taxes	(14)	—	—	—		(14)	—		(14)	—		(14)
Profit (loss) for the period	44	(14)	—	24		54	24		54	24		54
Foreign currency translation	15	—	—	—		15	—		15	—		15
Fair value re-measurement of financial instruments	2	—	—	—		2	—		2	—		2
Total comprehensive income (loss), net of tax	61	(14)	—	24		71	24		71	24		71

Weighted average shares outstanding of Class A redeemable ordinary shares		23,000,000
Basic and diluted net income (loss) per Class A redeemable ordinary share		$(0.43)
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares		8,620,000
Basic net income (loss) per Class A and B non-redeemable ordinary share		$(0.43)
Pro forma weighted average shares outstanding basic and diluted		n/a				218,554,070			218,554,070			218,554,070
Pro forma basic and diluted net (loss) income per share		n/a				$0.25			$0.25			$0.25

____________

*        Numbers are presented in millions and may present rounding differences

Unaudited Pro Forma Condensed Combined Income Statement for the Twelve-Month Period Ended December 31, 2024

USD in millions*	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming 50% Redemptions			Scenario 3 Assuming Maximum Redemptions
			Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Total operating revenues	919	—	—		919	—		919	—		919
Other operating income	1	—	—		1	—		1	—		1
Service costs	(100)	—	—		(100)	—		(100)	—		(100)
Selling, general and administrative expenses	(305)	—	(179)	AA1,BB,DD	(484)	(150)	AA2,BB,DD	(455)	(132)	AA3,BB,DD	(438)
Depreciation, amortization and impairments, net	(166)	—	—		(166)	—		(166)	—		(166)
Loss on disposal of non-current assets	(1)	—	—		(1)	—		(1)	—		(1)
Operating profit (loss)	348	—	(179)		169	(150)		198	(132)		215
Other income: Interest earned on marketable securities held in Trust Account	—	—	—		—	—		—	—		—
Finance costs	(82)	—	25	EE2	(57)	25	EE2	(57)	25	EE2	(57)
Finance income	40	2	(2)	CC	40	(2)	CC	40	(2)	CC	40
			(19)	EE3		(19)	EE3		(19)	EE3
Other non operating gain (loss), net	2	(3)	—		(1)	—		(1)	—		(1)
Net foreign exchange gain	39	—	(12)	EE1	27	(12)	EE1	27	(12)	EE1	27
Profit (loss) before tax	347	(1)	(187)		178	(157)		208	(140)		225
Income taxes	(64)	—	—		(64)	—		(64)	—		(64)
Profit (loss) for the period	283	(1)	(187)		114	(157)		144	(140)		161
Foreign currency translation	(94)	—	—		(94)	—		(94)	—		(94)
Total comprehensive income (loss) for the period, net of tax	189	(1)	(187)		20	(157)		50	(140)		67

Weighted average shares outstanding – Class A		4,852,055
Basic and diluted net income (loss) per Class A redeemable common share		$(0.11)
Weighted average shares outstanding – Class B		7,262,849
Basic and diluted net income (loss) per Class B common share		$(0.11)
Pro forma weighted average shares outstanding basic and diluted		n/a			218,554,070			218,554,070			218,554,070
Pro forma basic and diluted net (loss) income per share		n/a			$0.52			$0.66			$0.73

____________

*        Numbers are presented in millions and may present rounding differences

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.      Basis of pro forma presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of VEON Holdings and Cohen Circle adjusted to give effect to the Business Combination and the related transactions. The unaudited pro forma condensed combined financial information sets forth and is derived from and should be read together with the following:

•        VEON Holdings’ unaudited condensed combined statement of financial position as of March 31, 2025;

•        Cohen Circle’s unaudited condensed balance sheet as of March 31, 2025;

•        Kyivstar Group Ltd.’s audited statement of financial position as of March 31, 2025;

•        VEON Holdings’ unaudited condensed combined income statement for the three-month period ended March 31, 2025;

•        Cohen Circle’s unaudited condensed statement of operations for the three-month period ended March 31, 2025;

•        VEON Holdings’ audited combined income statement for the year ended December 31, 2024;

•        Cohen Circle’s audited statement of operations for the year ended December 31, 2024; and

•        other information relating to VEON Holdings and Cohen Circle included in this proxy statement/prospectus, including the Business Combination Agreement and the description of the terms thereof set forth under the section entitled “The Business Combination Agreement and Transaction Documents.”

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on assumptions and estimates made and considered appropriate by management; however, it is not necessarily indicative of what VEON Holdings’ combined financial condition or results of operations would have been assuming the Business Combination had been consummated as of the date indicated, nor does it purport to represent the combined financial position or results of operations of the combined company for future periods. The audited combined financial statements of VEON Holdings have been derived from Kyivstar (consolidated with Kyivstar.Tech, Lan Trace and Helsi) and VEON Holdings’ historical accounting records and reflect certain allocation of expenses. All the allocations and estimates in such financial statements are based on assumptions that Kyivstar’s and VEON Holdings’ management believe are reasonable.

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Kyivstar Group Ltd. following the Closing. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and are subject to change. This unaudited pro forma condensed combined financial information does not contemplate any impacts of any synergies for Kyivstar Group Ltd. following the Business Combination. Future results may vary significantly from the results reflected due to various factors.

The historical audited financial statements of VEON Holdings have been prepared in accordance with IFRS as issued by the IASB, effective at the time of preparing the combined financial statements and applied by VEON Group, and in its presentation currency of the U.S. Dollar (“USD” or “$”). The historical audited financial statements of Cohen Circle have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. Dollar. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting to be used by Kyivstar Group Ltd. The historical audited financial information of Cohen Circle has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information.

Management has concluded that no autonomous entity adjustments are required in accordance with Regulation S-X, as the historical financial statements of VEON Holdings and Cohen Circle include all activity for Kyivstar Group Ltd. to operate an autonomous, or standalone entity, and hence, no such adjustments have been made in the unaudited pro forma condensed combined financial information. This includes all VEON Holdings attributable shared service costs from the Seller recorded in VEON Holdings’ historical financial statements that reflect an arm’s length transaction for an autonomous or standalone entity.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined income statement are based upon the weighted average number of Kyivstar Group Ltd.’s shares outstanding for the year ended December 31, 2024 and for the three-month period ended March 31, 2025 assuming the Business Combination occurred on January 1, 2024, the beginning of the earliest period presented.

If the Business Combination is executed in accordance with the Business Combination Agreement, the Kyivstar Group Ltd. Warrants will be reclassified as a liability under IFRS and will be recognized at fair value, with subsequent changes in fair value recognized in the income statement.

In connection with the Business Combination, Cohen Circle, the Seller and Kyivstar Group Ltd. agreed to implement an equity incentive plan for Kyivstar Group Ltd., to take effect as of the Closing Date. The financial statement impact of any equity incentive plan to be adopted is not yet known and cannot be readily estimated at this stage; therefore its impact has not been included in the unaudited pro forma condensed combined financial statements.

Transaction costs related to the Business Combination will include all fees, costs, and expenses, paid or payable, by (a) any of VEON Holdings and its subsidiaries, Kyivstar Group Ltd. or Merger Sub, (b) the Seller, (c) VEON Ltd. and (d) Cohen Circle or any of its affiliates, prior to and through the Closing Date.

Kyivstar Group Ltd. shall be responsible for the payment, or shall cause the payment, of all Transaction Costs that remain unpaid as of the Closing Date.

Cohen Circle and VEON Holdings and its subsidiaries did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the entities.

2.      Accounting policy conformity changes (IFRS Adjustments and Reclassifications)

The historical financial information of Cohen Circle was prepared in accordance with U.S. GAAP. As Cohen Circle’s historical financial information is presented in accordance with the presentation of VEON Holdings’ historical financial information, the historical financial information of Cohen Circle has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications of Cohen Circle’s historical financial information are required to align with the presentation of VEON Holdings’ historical combined financial information.

The following table illustrates the U.S. GAAP to IFRS conversion adjustments and presentation alignment to present Cohen Circle’s figures in accordance with IFRS as applied by VEON Holdings:

U.S. GAAP to IFRS conversion adjustments in the statement of financial position as of March 31, 2025

USD in millions*	Cohen Circle Historical (U.S. GAAP)	IFRS Adjustments	Note	Cohen Circle Historical IFRS
Assets
Marketable securities held in Trust Account	236	—		236
Total non-current assets	236	—		236
Cash and cash equivalents	—	—		—
Total current assets	—	—		—
Total Assets	236	—		236

Class A ordinary shares subject to possible redemption, 23,000,000 shares	236	(236)	a	—

USD in millions*	Cohen Circle Historical (U.S. GAAP)	IFRS Adjustments	Note	Cohen Circle Historical IFRS
Equity
Class A ordinary shares	—	—		—
Class B ordinary shares	—	—		—
Accumulated deficit	(11)	(14)		(25)
Total equity	(11)	(14)		(25)
Liabilities
Debts and Derivatives	—	249	a,b	249
Deferred underwriting fee	10	—		10
Other liabilities	—	—		—
Total non-current liabilities	10	249		259
Trade and other payables	—	2	c	2
Accrued offering costs	—	—	c	—
Accrued expenses	2	(2)	c	—
Total current liabilities	2	—		2
Total equity and liabilities	236	—		236

____________

*        Numbers are presented in millions and may present rounding differences

U.S. GAAP to IFRS conversion adjustments in the income statement for the three-month period ended March 31, 2025

USD in millions	Cohen Circle Historical (U.S. GAAP)	IFRS Adjustments	Note	Cohen Circle Historical IFRS
General and administrative expenses	(2)	—		(2)
Profit (loss) from operations	(2)	—		(2)
Other non operating gain (loss), net	—	(14)	b	(14)
Interest earned on marketable securities held in Trust Account	2	(2)	c	—
Finance income	—	2	c	2
Profit (loss) for the period	—	(14)		(14)

U.S. GAAP to IFRS conversion adjustments in the income statement for the year ended December 31, 2024

USD in millions	Cohen Circle Historical (U.S. GAAP)	IFRS Adjustments	Note	Cohen Circle Historical IFRS
Profit (loss) from operations	—	—		—
Other non operating gain (loss), net	—	(3)	b	(3)
Interest earned on marketable securities held in Trust Account	2	(2)	c	—
Finance income	—	2	c	2
Profit (loss) for the period	2	(3)		(1)

The IFRS Adjustments and Reclassifications (presentation alignment) included in the unaudited pro forma condensed combined statement of financial position as of March 31, 2025 are as follows:

a.      To convert Cohen Circle’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information, an adjustment is recorded to reclassify Cohen Circle Class A Ordinary Shares subject to possible redemption to non-current financial liabilities in accordance with International Accounting Standards 32 Financial Instruments: Disclosure and Presentation

(“IAS 32”), as Cohen Circle shareholders have the right to require Cohen Circle to redeem the Cohen Circle Class A Ordinary Shares and Cohen Circle has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

b.      To convert Cohen Circle’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information, an adjustment is recorded to reclassify Cohen Circle Public Warrants to non-current financial liabilities in accordance with IAS 32 and IFRS 9 Financial Instruments (“IFRS 9”). These warrants will be recorded in non-current financial liabilities at fair value based on the market price of Cohen Circle’s Public Warrants. This adjustment will impact both Cohen Circle’s statement of financial position and Cohen Circle’s income statement for the change in fair value of the public warrants.

c.      Reflects the reclassification adjustments to align Cohen Circle’s historical financial statements from U.S. GAAP to IFRS and to ensure an alignment of presentation with VEON Holdings’ combined statement of financial position and statement of income.

3.      Pro Forma Significant Assumptions

3.1    Available Cash as of Closing

Pursuant to Business Combination Agreement, the Minimum Cash Condition (including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions as of Closing and any private placement financing, including any PIPE Investment) is at least $50 million.

3.2    Minimum Equity holding

Pursuant to Section 8.2(f) of the Business Combination Agreement, the number of Kyivstar Group Ltd. Common Shares to be issued to the Seller in consideration of the Business Combination shall not be less than 80% of the fully diluted share capital of Kyivstar Group Ltd.

3.3    PIPE considerations

As of the date of this proxy statement/prospectus, no amounts have been committed under any PIPE Investment.

4.      Adjustments to the unaudited pro forma condensed combined financial information

4.1    Adjustments to the unaudited pro forma condensed combined statement of financial position as of March 31, 2025

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of financial position:

A1.   To reflect the Cohen Circle Class A Ordinary Share redemption liability of $238 million reported within debts and derivatives based on a per share redemption price of $10.35 per share. This reflects an income of $2 million and an increase in cash from marketable securities held in the Trust Account of $2 million, as well as an increase in debts and derivatives by $2 million and a charge in accumulated deficit by $2 million. The difference between the redemption liability and the Cohen Circle Class A Ordinary Share value in the statement of financial position is due to the difference between total interests accrued on the Trust Account as of March 31, 2025 and expected total interests to be accrued up to the Closing Date.

A2.   To reflect the release of $238 million cash from marketable securities held in the Trust Account to cash and cash equivalents that becomes available at Closing of the Business Combination. The reclassification comes after the increase of additional income of $2 million from the Trust Account investments from March 31, 2025 up to the Closing Date.

B.      To reflect the recapitalization of VEON Holdings through:

B1.   As a result of the Pre-Closing Reorganization, the equity of VEON Holdings on the assumed date of the Pre-Closing Reorganization is contributed to Kyivstar Group Ltd., which consists of all the aggregate issued capital, in VEON Holdings to Kyivstar Group Ltd. of $3,206 million.

B2.   Assuming No Redemptions:

i.       The issuance of 190,526,570 Kyivstar Group Ltd. Common Shares.

ii.      The repayment of $193 million to the Seller, leaving up to $10 million of cash within Kyivstar Group Ltd.

B3.   Assuming 50% Redemptions:

i.       The issuance of 202,026,570 Kyivstar Group Ltd. Common Shares.

ii.      The repayment of $74 million to the Seller, leaving up to $10 million of cash within Kyivstar Group Ltd.

B4.   Assuming Maximum Redemptions:

i.       The issuance of 208,695,652 Kyivstar Group Ltd. Common Shares.

ii.      The repayment of $5 million to the Seller, leaving up to $10 million of cash within Kyivstar Group Ltd.

C.      To reflect the assumed number of redemptions in connection with the Cohen Circle EGM to vote to approve the Business Combination.

C1.   Under Scenario 1, which assumes none of the Public Shareholders elected to exercise their right to redeem their Cohen Circle Class A Ordinary Shares, adjustments to reflect (i) the exchange of 23,000,000 shares of Cohen Circle Class A Ordinary Shares subject to redemption for 23,000,000 Kyivstar Group Ltd. Common Shares, (ii) the reclassification of $238 million carrying amount of Cohen Circle Class A Ordinary Shares subject to redemption (liability) to Kyivstar Group Ltd. subscribed capital and capital reserves, (iii) the elimination of the adjusted historical accumulated deficit of Cohen Circle of $25 million.

C2.   Under Scenario 2, which assumes the Public Shareholders elected to redeem 11,500,000 Cohen Circle Class A Ordinary Shares, resulting in reductions of subscribed shares of 11,500,000, capital reserves of $119 million and cash of $119 million, resulting into a remaining balance of capital reserves of $119 million in connection with this pro forma adjustment.

C3.   Under Scenario 3, which assumes the Public Shareholders elected to redeem 18,169,082 Cohen Circle Class A Ordinary Shares such that the Minimum Cash Condition would be satisfied at the time of Closing, assuming no additional private placement financing, including any PIPE Investment, is raised, resulting in reductions of subscribed shares of approximatively 18,169,082, capital reserves of $188 million and cash of $188 million, resulting into a remaining balance of capital reserves of $50 million in connection with this pro forma adjustment.

D.      Reflects the exchange of 4,312,500 Cohen Circle Class B Ordinary Shares into the same number of Cohen Circle Class A Ordinary Shares with a par value of $0.0001 pursuant to the Business Combination Agreement.

E.       Reflects the estimated share based contingent payments of 1,437,500 Vesting Securities to be granted, based on a preliminary valuation. Fair values are based on valuation techniques (Monte Carlo) using management estimates based on the best information available to management at the time of this proxy statement/prospectus. The Vesting Securities are a potential contingent payment arrangement with the Sponsors, based on certain trading prices of Kyivstar Group Ltd. Common Shares following the Closing and not based on any service requirements. Thus, the respective Vesting Securities vest immediately upon the satisfaction of the relevant trading price thresholds and should be considered as an adjustment to the grant date fair value of the IFRS 2 expense, regardless of whether any or both share price thresholds of the Vesting Securities is achieved. The actual compensation expense recorded for such Vesting Securities may differ from these estimates, and such differences may be material.

The Vesting Securities, consist of two equal tranches amounting to an aggregate total of 1,437,500 Kyivstar Group Ltd. Common Shares, awarded to Sponsors on the basis of the Kyivstar Group Ltd. Common Shares achieving certain trading price thresholds following the Closing of the Business Combination. The first 718,750 of the Vesting Securities will vest when the average price of Kyivstar Group Ltd. Common Shares equals or exceeds $15.00 per share for a period of 20 trading days in a 30 trading day period (the “Sponsor First Level Vesting Target”), the next 718,750 of the Vesting Securities will vest when the average price of Kyivstar Group Ltd. Common Shares equals or exceeds $20.00 per share for a period of 20 trading days in a 30 trading day period (the “Sponsor Second Level Vesting Target”). The Sponsor First Level Vesting Target and the Sponsor Second Level Vesting Target may be achieved at the same time or over the same overlapping trading days. Unvested Vesting Securities will be forfeited if (i) the Sponsor First Level Vesting Target is not met prior to the second anniversary of the Closing Date and (ii) the Sponsor Second Level Vesting Target is not met prior to the fifth anniversary of the Closing Date.

The accounting for the Vesting Securities is expected to be evaluated and determined to be consistent with a bonus payment for a successful stock exchange listing and therefore is within the scope of IFRS 2, because the Sponsors are providing a stock exchange listing service, the instruments are equity based, and the transaction does not meet the definition of a business combination under IFRS 3. As a result, the Vesting Securities are expected to be classified as equity and are recognized at fair value and compared to the fair value of the net assets of Cohen Circle. Any difference between the fair value of the shares deemed issued by the Company and the fair value of the net assets of Cohen Circle represents a service received by the Company for the stock exchange listing. Accordingly, a separate adjustment has been recorded to increase the estimated stock exchange listing expense for the estimated fair value of the Vesting Securities.

Fair value Conclusions

USD in millions, except share and per share data	Hurdle Price	Number outstanding	Fair Value per Founder Share	Total Fair Value
Tranche 1	$15.00	718,750	$9.20	$7
Tranche 2	20.00	718,750	8.55	6
Total		1,437,500		$13

F.       The difference in the estimated fair value of equity instruments (i.e., shares and warrants issued by Kyivstar Group Ltd.) over the fair value of identifiable net assets of Cohen Circle represents a service for listing of the Kyivstar Group Ltd. Common Shares and is accounted for as a share-based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be $172 million in the no redemption scenario, $143 million in the 50% redemption scenario and $125 million in the maximum redemption scenario, based on the calculation presented in the table below using Cohen Circle market prices as of May 19, 2025 for both the Public Warrants to be automatically converted into Kyivstar Group Ltd. Warrants and Cohen Circle Class A Ordinary Shares to be exchanged for Kyivstar Group Ltd. Common Shares, each to be issued by Kyivstar Group Ltd. The value is preliminary and will change based on fluctuations in the share price of Cohen Circle Class A Ordinary Shares and changes in the fair value valuations for the other components listed below through the Closing of the Business Combination. A ten percent change in the market price per share of Cohen Circle Class A Ordinary Shares would result in a change of approximately $36 million, $21 million and $13 million in the estimated expense assuming no redemptions, 50% redemptions and maximum redemptions, respectively.

F1.    In the no redemption scenario, the net assets of Cohen Circle for the purposes of the IFRS 2 calculation represent the net assets of Cohen Circle at March 31, 2025 adjusted by pro forma adjustment A1 to reflect the subsequent interests in the Trust Account, by proforma adjustment G estimated Transaction Costs, and excluding the Warranty Liabilities as those warrants are exchanged for Kyivstar Group Ltd. Warrants and therefore do not represent a liability assumed but are included in the calculation of the consideration transferred.

F2.    The net assets of Cohen Circle in the 50% redemption scenario are calculated consistently with the no redemption scenario and also include a reduction of cash totaling approximately $119 million, which represents the redemption of Cohen Circle Class A Ordinary Shares. Reflects the 50% redemption of 11,500,000 Cohen Circle Class A Ordinary Shares for aggregate redemption payments of $119 million. The redemption price is calculated at a redemption price of $10.35 per Cohen Circle Class A Ordinary Share. The unaudited pro forma condensed combined statement of financial position reflects this payment as a reduction to cash and cash equivalents of $119 million with a corresponding decrease to issued capital.

F3.    The net assets of Cohen Circle in the maximum redemption scenario are calculated consistently with the no redemption scenario and also includes a reduction of cash totaling approximately $188 million, which represents the redemption of Cohen Circle Class A Ordinary Shares. Reflects the maximum redemption of 18,169,082 Cohen Circle Class A Ordinary Shares for aggregate redemption payments of approximately $188 million. The redemption price is calculated at a redemption price of $10.35 per Cohen Circle Class A Ordinary Share. The unaudited pro forma condensed combined statement of financial position reflects this payment as a reduction to cash and cash equivalents of $188 million with a corresponding decrease to issued capital.

Cohen Circle fair value

		Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
USD in millions, except share and per share data	Per Share value	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Class A*	$12.92	28,027,500	$362	16,527,500	$214	9,858,418	$127
Vesting securities – Tranche 1	9.20	718,750	7	718,750	7	718,750	7
Vesting securities – Tranche 2	8.55	718,750	6	718,750	6	718,750	6
Warrants fair value	2.49	7,666,667	19	7,666,667	19	7,666,667	19
Fair value of consideration		37,131,667	394	25,631,667	246	18,962,585	159
Cohen Circle’s net assets			211		211		211
Removal of warrant liabilities from net assets			14		14		14
Cohen Circle redemption payments					(119)		(188)
Cohen Circle Transaction costs			(5)		(5)		(5)
Cohen Circle proforma interests on Trust Account			2		2		2
Net Assets Acquired			222		103		34
Excess of fair value of consideration over Cohen Circle’s net assets (IFRS 2 Charge for listing service)			$172		$143		$125

____________

*        This balance is derived from all outstanding Cohen Circle Class A Ordinary Shares held by the Public Shareholders and 5,027,500 Founder Shares outstanding which will convert on a one-for-one basis into Cohen Circle Class A Ordinary Shares at the time of Closing.

G.      Represents payment of preliminary estimated transaction costs of $36 million to be incurred as a part of the Business Combination.

G.1   Payment of deferred underwriters’ fees of $10 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of cash and cash equivalents of $10 million with a corresponding decrease of $10 million to deferred underwriting fee payable.

G.2   Payment of incremental expenses attributable to equity issuance costs related to the Business Combination incurred through the Business Combination Closing Date of $19 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of cash and cash equivalents of $19 million with a corresponding decrease of $19 million to issued capital.

G.3   Payment of all other incremental expenses related to the Business Combination incurred through the Business Combination Closing Date of $7 million of which $2 million of trade payables were already recorded within balance sheet. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of cash and cash equivalents of $7 million with a corresponding increase of $7 million to accumulated deficit.

H.     Represents the subsequent event of the repayment of VEON Holdings B.V. April 25 and June 25 bonds for a total of $578 million. The adjustments presented are as follows:

H1.   To reflect the decrease in Loan receivable from VEON Amsterdam by $24 million and elimination of accrued interest income related to the Loan receivable from VEON Amsterdam. See adjustments DD3 and EE3 for the adjustments to the income statement.

H2.   To reflect the increase in cash and cash equivalents by $20 million in connection with the elimination of interest payments related to the April 2025 and June 2025 bonds. See adjustments DD2 and EE2 for the adjustments to the income statement.

H3.   To reflect the repayment of $578 million of debt and derivatives consisting of $561 million of principal; $11 million of accrued interest; and $6 million impact of foreign exchange gains and losses. The repayment reflects $306 million of proceeds utilized from the Loan receivable from VEON Amsterdam, $32 million of proceeds from receivable from VEON Amsterdam and $223 million in proceeds from cash and cash equivalents.

4.2    Adjustments to the unaudited pro forma condensed combined income statement for the three-month period ended March 31, 2025

The following adjustments have been reflected in the unaudited pro forma condensed combined income statement:

AA1.To reflect the change in fair value of warrants over the three-month period ended March 31, 2025, excluding any impact in connection with the year ended December 31, 2024.

BB1. To reflect the elimination of transaction costs recorded within the income statement for the three-month period ended March 31, 2025, which amount to $2 million.

CC1. To reflect the elimination of interest income generated from the investments held in the Trust Account.

DD.   To reflect the elimination of interest expense in connection with the April 2025 and June 2025 bonds and interest income in connection with Loan receivable from VEON Amsterdam as follows:

DD1.The elimination of net foreign exchange loss of $18 million

DD2.The elimination of interest expense of $6 million

DD3.The elimination of interest income earned on the Loan receivable from VEON Amsterdam of $5 million

4.3    Adjustments to the unaudited pro forma condensed combined income statement for the year ended December 31, 2024

The following adjustments have been reflected in the unaudited pro forma condensed combined income statement:

AA.  To reflect the preliminary estimated share-based compensation expense recognized, in accordance with IFRS 2, for the excess of the fair value of Kyivstar Group Ltd. Common Shares issued and the fair value of Cohen Circle’s identifiable net assets acquired from the Business Combination.

AA1.Resulted in an adjustment for the $172 million excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination assuming no redemptions.

AA2.Resulted in an adjustment for the $143 million excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination assuming the 50% redemption scenario.

AA3.Resulted in an adjustment for the $125 million excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination assuming the maximum redemption scenario.

BB.   To reflect the expense related to the transaction costs of the Business Combination for legal, financial advisory, accounting and other professional fees of $7 million. This is a nonrecurring item.

CC.   To reflect the elimination of interest income generated from the investments held in the Trust Account.

DD.   To reflect the estimated grant date fair value of the Vesting Securities, and related share-based compensation expense, as described in pro forma adjustments E and AA. This is a nonrecurring item.

EE.   To reflect the elimination of interest expense in connection with the April 2025 and June 2025 bonds and interest income in connection with Loan receivable from VEON Amsterdam as follows:

EE1. The elimination of net foreign exchange gain of $12 million

EE2. The elimination of interest expense of $25 million

EE3. The elimination of interest income earned on the Loan receivable from VEON Amsterdam of $19 million

5.      Pro forma Share and Earnings per Share Information

The pro forma earnings per share calculation represents the earnings per share attributable to shareholders calculated using the pro forma basic and diluted weighted average shares outstanding of Kyivstar Group Ltd. as a result of the pro forma adjustments to reflect the Business Combination as occurring on January 1, 2024. The calculation of pro forma weighted average shares outstanding for basic and diluted net profit attributable to shareholders per share reflects that the shares issued in connection with the Business Combination have been outstanding for the entire period presented and the Business Combination occurring on January 1, 2024, the beginning of the most recent annual period presented with this proxy statement/prospectus. Potentially dilutive outstanding securities, such as the Kyivstar Group Ltd. Warrants, were excluded from the computation of pro forma net income per share, basic and diluted, because their effect would have been anti-dilutive. If the number of Cohen Circle Class A Ordinary Shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average Kyivstar Group Ltd. Common Shares outstanding for basic and diluted net profit for the period per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented.

Proforma earning per share

USD in millions, except share and per share data	As of and for the three-month period Ended March 31, 2025
	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Kyivstar Group Ltd.	Pro Forma Combined
				Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 50% Redemptions	Scenario 3 Assuming Maximum Redemptions
Numerator
Profit for the period				54	54	54

Denominator
VEON Amsterdam B.V.				190,526,570	202,026,570	208,695,652
Cohen Circle Public Shareholders				23,000,000	11,500,000	4,830,918
Sponsors (Excluding Vesting Securities)				5,027,500	5,027,500	5,027,500
Weighted average shares outstanding basic and diluted*		28,027,500		218,554,070	218,554,070	218,554,070
Net profit per share basic and diluted				$0.25	$0.25	$0.25

____________

*        Weighted average shares outstanding basic and diluted exclude Public Warrants, Vesting Securities and Kyivstar Group Ltd. Long-Term Equity Plan.

Proforma earning per share

USD in millions, except share and per share data	As of and for the Year Ended December 31, 2024
	VEON Holdings BV (Kyivstar business) (IFRS)	Cohen Circle Historical (after IFRS adjustments and alignment reclassifications) (IFRS)	Kyivstar Group Ltd.	Pro Forma Combined
				Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 50% Redemptions	Scenario 3 Assuming Maximum Redemptions
Numerator
Profit for the period				114	144	161

Denominator
VEON Amsterdam B.V.				190,526,570	202,026,570	208,695,652
Cohen Circle Public Shareholders				23,000,000	11,500,000	4,830,918
Sponsors (Excluding Vesting Securities)				4,757,500	4,757,500	4,757,500
Cantor				270,000	270,000	270,000
Weighted average shares outstanding basic and diluted*		28,027,500		218,554,070	218,554,070	218,554,070
Net profit per share basic and diluted				$0.52	$0.66	$0.73

____________

*        Weighted average shares outstanding basic and diluted exclude Public Warrants, Vesting Securities and Long Term Equity Plan

BUSINESS OF Kyivstar Group Ltd. BEFORE THE BUSINESS COMBINATION

The information provided below pertains to Kyivstar Group Ltd. prior to the Business Combination. Upon the terms and subject to the conditions of the Business Combination Agreement, Kyivstar Group Ltd. will become the ultimate parent of VEON Holdings, Kyivstar and Cohen Circle. For information about Kyivstar Group Ltd.’s management, share ownership and corporate governance following the Business Combination, please see the section entitled “Management of Kyivstar Group Ltd. After the Business Combination.”

Incorporation

Kyivstar Group Ltd. was incorporated as an exempted company limited by shares in Bermuda on March 7, 2025. As of the date of this proxy statement/prospectus, Kyivstar Group Ltd. has not conducted any material activities other than those incidental to its formation, the incorporation of Merger Sub and the pending Business Combination. Kyivstar Group Ltd. intends to apply to list the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq under the symbols “KYIV” and “KYIVW,” respectively, upon the closing of the Business Combination.

Bye-Laws

Prior to consummation of the Business Combination, Kyivstar Group Ltd.’s current Bye-laws will be amended and restated in their entirety to be in substantially the form of the Kyivstar Group Ltd. Governing Documents contemplated by the Business Combination Agreement and attached as Annex G to this proxy statement/prospectus. Kyivstar Group Ltd.’s current memorandum of association and bye-laws may each be amended at any time prior to consummation of the Business Combination by resolution of the Kyivstar Group Ltd. shareholders, in writing or at a general meeting. Please see the section entitled “Description of Kyivstar Group Ltd. Securities.”

Registered Office

Kyivstar Group Ltd.’s registered office address is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda in Bermuda and the address of its principal executive office is Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates.

Subsidiaries

Merger Sub, a newly incorporated Cayman entity, was a wholly owned subsidiary of Kyivstar Group Ltd. upon signing of the Business Combination Agreement and, in anticipation of Closing, is now a wholly owned subsidiary of Kyivstar Group Ltd. As of the date of this proxy statement/prospectus, Merger Sub has not conducted any material activities other than those incidental to its formation and to the matters contemplated by the Business Combination Agreement.

Sole Shareholder

The Seller is currently the sole shareholder of Kyivstar Group Ltd. In connection with the Business Combination, holders of Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants and the other Kyivstar shareholders will become shareholders of Kyivstar Group Ltd. pursuant to the Sale and the Merger, as applicable.

Board of Directors

Kyivstar Group Ltd. is currently managed by its sole director, Kaan Terzioğlu.

Legal Proceedings

As of the date of this proxy statement/prospectus, Kyivstar Group Ltd. was not party to any material legal proceedings. In the future, Kyivstar Group Ltd. may become party to legal matters and claims arising in the ordinary course of business, the resolution of which Kyivstar Group Ltd. does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Properties

Prior to the Business Combination, Kyivstar Group Ltd.’s assets only consist of Kyivstar Group Ltd.’s equity, currently held by VEON Amsterdam B.V. and recorded as Other current assets — related parties.

Employees

Prior to the Business Combination, Kyivstar Group Ltd. currently has no employees.

BUSINESS OF KYIVSTAR AND CERTAIN INFORMATION ABOUT KYIVSTAR

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Kyivstar” refer to VEON Holdings B.V. and its subsidiaries, including JSC Kyivstar, which are presented in the VEON Holdings B.V. audited combined financial statements included in this proxy statement/prospectus.

Overview

We are a telecommunications and digital business, operating Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, as of December 31, 2024. We provide mobile, digital and fixed-line services to over 23 million mobile customers and over 1.1 million broadband subscribers as of December 31, 2024. For the year ended December 31, 2024 and the three months ended March 31, 2025, our profit for the period was $283 million and $44 million, respectively, and Adjusted EBITDA was $515 million and $140 million, respectively, reflecting our strong operational efficiency and continued profitability. In the same periods, our profit margin was 31% and 17%, respectively, and our Adjusted EBITDA Margin was 56% and 55%, respectively. Our margins and Adjusted EBITDA have remained strong through the war in Ukraine, due to our focus on customer retention and continuity of service during this period. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kyivstar — Key Performance Indicators and Non-IFRS Financial Measures” for a discussion of the basis of the presentation of the financial statements of Kyivstar included elsewhere in this proxy statement/prospectus and a description of our non-IFRS financial measures.

We were founded in 1994 under the name “Bridge,” and we were one of the first mobile networks in Ukraine. We initially focused on mobile services and, throughout the 2000s, we broadened our offerings by investing in mobile data services and modernizing our infrastructure to support the rollout of 3G and later 4G LTE networks. In 2005, already a leader in the Ukrainian telecom market, we were acquired by our parent company, VEON (formerly VimpelCom), which has been listed on Nasdaq since 1996.

We operate two related business lines: mobile telecommunications services and fixed-line telecommunications services, which accounted for 94% and 5% of our revenue for the year ended December 31, 2024, respectively, and 94% and 5% of our revenue for the three months ended March 31, 2025, respectively (with other revenue constituting approximately 1% of our revenue in each period). In our mobile telecommunications services business, we provide (1) mobile services, including voice, messaging and wireless internet, as well as (2) digital services, including (i) big data and technology services via our technology company, Kyivstar.Tech, (ii) a suite of self-service options through our self-service app, MyKyivstar, (iii) digital health services through Helsi, (iv) digital TV content on the Kyivstar TV platform in partnership with PLUS TV LLC and (v) ride-hailing and delivery through Uklon. In our fixed-line telecommunications services business, we provide voice, data and internet services, including corporate internet access, fixed-line telephone, data transmission and fixed-mobile convergence, as well as internet-TV via fiber-to-the-building (“FTTB”) network connections.

We provide services both to individual retail customers (our “B2C” customers) and to corporate customers (“B2B” customers). B2C customers are either on prepaid or post-paid contracts. As of December 31, 2024, approximately 76% of our 61,000 B2C mobile customers were on prepaid contracts. Our B2B customers range from large enterprises to small- and medium-sized enterprises.

All of our compliance, internal audit, treasury, strategy and mergers and acquisitions (“M&A”) functions are centralized, allowing for efficiency and synergies across our business. During the year ended December 31, 2024, we had over 4,000 employees, over 500 of whom were employed by Kyivstar.Tech.

We are also Ukraine’s largest mobile operator by number of subscribers. For the year ended December 31, 2024, we had over 47% of the market share based on the number of subscribers across Ukrainian network providers. We are also a leading provider in the B2B mobile market, with 11% of our active three-month subscribers being B2B customers as of December 31, 2024, approximately 8% being B2B large enterprise customers and 3% being small and medium enterprise customers.

In recent years, we have taken steps to diversify through strategic acquisitions. In August 2022, we acquired a controlling stake in Helsi, a digital healthcare platform based in Ukraine, and in May 2025, we increased our stake in Helsi from 69.99% to 97.99%. Additionally, in December 2022, we spun off Kyivstar.Tech into a separate technology company, which remains wholly owned by us. Our commitment to strategic growth continued with our acquisition of LanTrace, a regional fixed broadband provider, for $2 million in September 2024. In April 2025, we acquired 97% of the shares in Uklon, a ride-hailing and delivery platform, for approximately $155.2 million. See “— Recent Developments.”

Key Strengths

Well-invested mobile communications network providing our customers with high quality connectivity

Our mobile market leadership is underpinned by continued investment and development into the quality and resilience of our network infrastructure, which has continued through the war in Ukraine and is one of the core pillars of our medium-term strategy. We believe our diverse multiservice product offering, combined with our high network reliability, fosters customer loyalty and supports our premium pricing strategy. Our integrated service offering enables us to deliver a complementary suite of products with high network availability. As of December 31, 2024, we had LTE population coverage of approximately 96%, with 15,500 mobile points of presence. Since the beginning of 2022, we have increased our network with the addition of 2,617 new sites and 4,512 mobile settlements across different regions of Ukraine, which in turn helps us further improve our network population coverage and maintain network resilience.

In December 2023, we launched our high-speed Gigabit Passive Optical Network (“GPON”), which offers resilience during power outages. We are in the process of upgrading our fiber network to GPON infrastructure to expand our serviceable footprint and increase network accessibility.

In addition to our comprehensive offering, we have established strategic market partnerships that enhance our ability to deliver high-value services to our customers. In December 2024, we signed an agreement with Starlink, a division of SpaceX, to introduce groundbreaking direct-to-cell satellite connectivity in Ukraine. We believe the Starlink service will enhance the resilience of Ukraine’s connectivity landscape, and we are working to launch direct-to-cell services with SMS and over-the-top (“OTT”) messaging functionality for our customers, with plans to expand to voice and data in later stages.

We also successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band at an auction held by the National Commission for the State Regulation of Electronic Communications (“NCEC”) in November 2024. We aim to boost our total spectrum holding and invest in the Ukrainian economy through this spectrum acquisition, enabling us to retain our leading position among private operators in Ukraine in terms of total amount of available spectrum. These strategic partnerships allow us to leverage advanced technologies, optimize distribution channels and drive innovation across our multiservice portfolio.

Leadership in fixed broadband

We are the leading player in the Ukrainian fixed broadband segment by number of access lines as of December 31, 2024. We had over 1.1 million broadband customers as of December 31, 2024 and an estimated market share of 14% by number of access lines on average for the year ended December 31, 2024. The broadband segment in Ukraine has almost 2,000 operators in total, with the top three being Kyivstar, Ukrtelecom and Lifecell (formally known as Volia), which had a combined 24% of total market subscribers on average for the year ended December 31, 2024.

The fixed broadband segment in Ukraine is characterized by a high degree of fragmentation, with a substantial majority share held by smaller players. This fragmentation presents a significant opportunity for consolidation, allowing us to expand our market share and extend our reach to both B2B and B2C customers. We are well-positioned to capture this opportunity by leveraging the strength of our mobile network as well as our established presence across almost 43,500 broadband-connected buildings, providing a strong foundation for further market penetration and network synergies through consolidation.

In addition, we pursue consolidation and continue to build up our fixed broadband business via acquisitions. Our recent expansion into fiber-to-the-home (“FTTH”) by way of the acquisition of LanTrace in 2024, a company which provides internet and TV services in Ukraine, signals our strategic commitment to infrastructure growth in the country and enhances our value proposition to customers. Additionally, as part of our efforts to drive further service adoption, we have achieved significant progress in Fixed Mobile Convergence (“FMC”), reaching 85% of our fixed broadband subscriber base. FMC helps our customers stay connected with more consistent connectivity, simplified billing and the convenience of using the same network at home and while away.

Industry-leading digital services and innovation

We are a proven long-term leader in Ukraine’s digital infrastructure, offering a diverse array of industry-leading digital products and services. We offer a comprehensive technology platform that integrates high-precision GPS (real-time kinematic), satellite internet connectivity, advanced cybersecurity protections and an IoT management system. We served approximately 61,000 B2B end users of the workplace cloud service license as of December 31, 2024.

In April 2025, we expanded our digital footprint by entering ride-hailing and delivery business via our acquisition of Uklon, a leading Ukrainian ride-hailing platform with more than 100,000 driver partners and presence across 28 Ukrainian cities and one city in Uzbekistan. Uklon facilitated over 100 million rides and more than three million deliveries in the year ended December 31, 2024. In the year ended December 31, 2024, Uklon generated $67 million in revenue, contributing to a 29% revenue CAGR between 2021 and 2024. Uklon offers access to significant additional data with extensive and valuable customer data attributes and will enable cross-selling to our existing telecommunications customers.

We offer a variety of viewing options via Kyivstar TV, including subscription video on demand, transactional video on demand, advertising-based video on demand and free ad-supported streaming television. Our Open Market Operations also allow for payment by bank card, rather than subscription, allowing our services to be accessible to a broader audience.

Additionally, we introduced two new subscriptions through our digital healthcare platform, Helsi: Helsi Plan and Helsi Plus, which launched in 2023 and 2024, respectively. The Helsi Plan enhances appointment features, data access and medical data storage, while Helsi Plus offers interpretation of medical analyses, which assists customers in understanding their test results. Both plans represent an advancement in digital health technology for our customers with additional products under development.

Further, our Adwisor platform, an advertising technology (“AdTech”) self-service platform, plays a central role in the advertising ecosystem. The platform is specifically designed for B2B customers, enabling seamless campaign management, targeted audience engagement and data-driven optimization. As of December 31, 2024, we had approximately 1,900 contracted customers on our Adwisor platform. We also provide cloud-based solutions for approximately 500 B2B customers, and, in April 2025, we closed our acquisition of Uklon, a leading ride-hailing and delivery platform in Ukraine. Our strong customer trust and established market presence allow us to take advantage of synergies with our digital adjacent businesses, enabling us to further expand our digital services offering with credibility and scale.

Compelling multiplay service offering for our customers

As one of Ukraine’s leading digital operators, our multiplay offering is a key part of our compelling value proposition to customers, and makes us one of the most recognizable brands in the country, according to the marketing agency InMind. Multiplay customers are defined as doubleplay 4G customers who used one or more of our digital products at any time during the prior month. Doubleplay 4G customers are mobile customers who used both our voice and data services over 100 MB via 4G (LTE) technology at any time during the prior month. Our multiplay offerings enable us to offer high value services that command high prices, while strengthening loyalty and reducing customer churn.

For example, as of December 31, 2024, approximately 35% of our broadband customers were also digital TV users. Since 2020, we have shown consistent growth in monthly average revenue per user (“ARPU”), which is partly driven by our growing multiplay customer base over the same period, as depicted in the graphics below.

Monthly ARPU (period-avg), UAH

+8%
+41%
US$3
2.8
3.1
2.9
2.9
3.0
2.4
3.4
+60%
+54%
75
85
95
107
121
91
141
2020
2021
2022
2023
2024
Q1'24
Q1'25

Total multiplay users (monthly active users, eop), m

Multiplay users have Voice + 4G data > 100 Mb + at least one app (Helsi, Kyivstar TV, My Kyivstar)
Multiplay as a % of total users
8%
13%
15%
18%
29%
20%
29%
2.1
3.1
3.5
4.1
6.1
4.3
6.1
2020
2021
2022
2023
2024
Q1'24
Q1'25

____________

(1)      Multiplay is shown as a percent of total active Kyivstar one-month subscriber base in December of respective year (unique active subscribers over one-month period)

(2)      Translated to USD based on period-average official USD/UAH FX rate: 2020 – 26.96; 2021 – 27.29; 2022 – 32.34; 2023 – 36.57; 2024 – 40.16; Q1 2024 – 38.20; Q1 2025 – 41.76

Robust financial profile with growth and a strong balance sheet

Characterized by a strong track record of growth and resilience, our financial profile is supported by the ongoing demand for our services and by our leading market position in Ukraine. We have experienced consistent average monthly growth in ARPU, increasing by 62% from UAH 75 ($2.77) in the year ended December 31, 2020 to UAH 121 ($3.00) in the year ended December 31, 2024, driven by multiplay penetration and service quality.

We have a strong track record of resilient performance and year-on-year growth by managing currency risk, capital allocation, cost management and preserving value to generate positive returns for shareholders. Our financial profile is supported by the ongoing demand for our services, which is driven by our leading market position and evidenced by an increase in our profit for the period from $36 million for the three months ended March 31, 2024 to $44 million for the three months ended March 31, 2025. In addition, our margins have remained strong despite the war, with a 30.8% profit margin and a 56% Adjusted EBITDA Margin for the year ended December 31, 2024.

We have also established a value preservation program to prevent the deterioration of liquid assets in hard currency equivalents, known as Secured Liquid Yield. This program focuses on well-defined investment areas, prioritizing initiatives that create value for shareholders while following strict guidelines for spending on M&A.

As of March 31, 2025, our cash and cash equivalents were $712 million, reflecting our financial and strategic flexibility. In addition, our growth has been strengthened by our capital expenditure program, which has enabled us to expand our geographic footprint, enhance operational efficiencies and serve a growing customer base. For the three months ended March 31, 2024, our capital expenditure excluding licenses and right of use assets totaled $51 million. We intend to pursue additional acquisitions and make targeted capital expenditures over the next few years, focusing on expanding our network infrastructure, enhancing service capabilities and supporting long-term growth in our core and adjacent markets.

War-related impacts addressed with effective mitigation measures

Since 2022, we have developed a more resilient network, with a strategic plan to address future disruptions, and we believe are well positioned for growth as the Ukrainian economy recovers, leveraging our loyal customer base and substantial growth potential in Ukraine’s post-war economic development. In response to the unprecedented and continuous risks arising from the war in Ukraine, we developed a comprehensive response plan to manage operations focused on preserving the safety of our employees, maintaining our infrastructure and retaining our market share.

To repair existing infrastructure and prepare for potential further attacks, we invested approximately UAH 1.1 billion ($27 million) in the year ended December 31, 2024 in infrastructure reconstruction and have implemented a range of pre-emptive measures, including battery replacements, site backup extensions, diesel generator installations, network redundancy measures and power-resilient technology installations. Additionally, our “Roam Like at Home” offer, which allows customers to use their Kyivstar services while abroad in Europe at the same price they would have paid for service delivered — as in Ukraine, operates at reduced margins for subscribers abroad and is aimed at retaining our customer base. We expect this offering to increase ARPU growth upon the return of these customers. Our “Roam Like at Home” offer was launched to support active registered subscribers abroad, and, as of December 31, 2024, approximately 1.2 million users were utilizing the offer. This offering has enabled us to retain subscribers and reduce customer churn to competing carriers abroad. Additionally, our “Roam Like at Home” offer allows us to generate revenue in hard currencies from international operators. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operations — The War in Ukraine.”

Experienced leadership with proven track record in navigating challenges and supporting our employees

We have a strong management team comprised of proven leaders with a clear vision and a track record in navigating challenging operating environments. Their experience and resilience have been particularly evident as they successfully steered the company through the adversities of war.

A key aspect of our management’s success has been their efforts to ensure continuity and stability within the organization, such as emergency support paid to employees, allowing hybrid and remote work, providing protective equipment and special safety training and psychological support during the war. This stability has contributed to an employee engagement rate of 86% in 2024, according to a third-party human resources survey, compared to 80% in a similar survey conducted by a different third party in 2020. The employee engagement measurements are based on third-party proprietary methodology and measure how engaged an employee feels, how engaged they act and what the employer does to support engagement. The higher the engagement indicator, the higher the level of engagement, with an engagement level above 70% considered high. Additionally, the majority of our workforce (95% as of December 31, 2024) is based in Ukraine, and our management team has fostered a strong, locally rooted corporate culture that supports our strategic objectives.

Our Strategies

Deepen our mobile market leadership

We intend to continue to grow our mobile offering and enhance our market leadership, both organically and through strategic acquisition opportunities in this area. Our strategy for maintaining our mobile market leadership is built upon a foundation of technological excellence, customer-centric services and continuous innovation. We prioritize investment in advanced network infrastructure, including the expansion of our technology and connectivity, to ensure superior coverage, speed and reliability. By consistently upgrading our network capabilities, we aim to enhance service quality and maintain a competitive edge in an evolving market. Additionally, we employ data analytics to monitor performance and optimize network efficiency, supporting reliable connectivity for our customers. Beyond network infrastructure, our strategy emphasizes customer satisfaction and differentiation through tailored service plans, competitive pricing and high-quality customer support. We leverage data-driven insights to personalize offerings, improve engagement and minimize churn.

Expand digital services offerings

We are focused on sustaining market leadership and expanding market share by enhancing our digital offerings. A key component of this strategy is driving digital revenue growth through strategic acquisitions and the development of additional digital products, allowing us to cross-sell our offerings to existing customers. We are particularly focused on M&A in industries such as broadband, fiber optics, online healthcare, cloud technologies and ride-hailing, which are complementary to our growth trajectory. We are drawn to companies with an entrepreneurial spirit that aligns with our strategic vision for growth and innovation.

For example, in April 2025, we acquired Uklon, a leading ride-hailing and delivery platform in Ukraine. Uklon operates in 28 cities across Ukraine and unites more than 100,000 driver-partners on the platform. The company facilitated over 100 million rides and more than three million deliveries in the year ended December 31, 2024. This strategic acquisition marks our expansion into a new area of digital consumer services in line with our digital operator strategy. See “— Recent Developments.”

We are actively engaged in exploring opportunities within the Ukrainian market, focusing on businesses that hold leading market positions, are profitable, self-sustaining and present significant cross-selling opportunities. We are also exploring investments that align with and expand our existing digital ecosystem, such as scaling our cloud infrastructure or introducing new digital services, including e-mobility solutions.

In addition to acquisitions, we are committed to growing our digital offerings organically. This includes building AI and Generative AI solutions to expand our professional services. Further, we aim to scale our managed security provider practice by integrating Fortinet’s cybersecurity solutions with our telecommunications service bundles, providing customers with comprehensive, all-in-one security and connectivity solutions. We intend to continue growing our digital offering organically by focusing on increasing multiplay penetration among our existing customers and newly acquired customers.

We have also launched a digital and channels transformation initiative designed to enhance our B2C digital ecosystem, achieve self-service excellence and establish digital as a primary sales channel. This transformation also includes the development of agent products and the expansion of our B2B digital ecosystem, ensuring a comprehensive approach to digital engagement. Through these strategic initiatives, we aim to not only sustain our market leadership but also drive significant growth in our digital offerings, reinforcing our position as a leader in technological innovation and digital transformation.

Maintain paying subscriber base and grow share of multiplay users

Our strategic vision is centered on maintaining our paying subscriber base while expanding our share of multiplay users and increasing our ARPU. By developing bundled services that combine high-speed internet, reliable voice communication and additional value-added services, we aim to increase customer engagement and retention. We believe that our multiplay approach will help us build stronger customer relationships and create cross-selling opportunities.

We believe that by bundling multiple products and services under one umbrella, customers are more likely to remain within our portfolio of products and services and engage with our services more frequently. Our multiplay strategy aims to provide several points of contact with customers on a daily basis, which we believe fosters deeper customer loyalty and long-term retention. We intend to leverage these enhanced customer interactions to drive cross-selling opportunities and sustainably increase our ARPU.

Grow average revenue per user

We believe the average mobile ARPU in Ukraine is relatively low and has the potential to increase to levels comparable to ARPU levels in Central and Eastern European nations. In the nine months ended September 30, 2024, our average monthly ARPU in our mobile services business was $2.8, which compared with average monthly ARPU across MNOs in selected Central and Eastern European countries of $10.7. We believe that with favorable economic developments and renewed positive gross domestic product (“GDP”) growth in Ukraine predicted by the International Monetary Fund, this ARPU increase is possible in the medium term. In 2022, the Ukrainian GDP contracted, due to the acute effects of the war, but from 2023, Ukrainian GDP has remained steady and growth is expected to remain between 2% and 6% through 2027. We aim to further increase the ARPU for our customers by introducing premium services and upselling existing offerings.

Monthly ARPU benchmarking (2024) – Central and Eastern European countries vs. Kyivstar[1]

US$
14.8
13.9
13.0
12.7
12.0
12.0
11.0
10.9
10.6
10.1
8.8
6.0
3.2
3.0
GDP per capita, US$k[2] 5.5
Population, m people[2] 33.4
Average (excl. Ukraine)
10.7
3.6x
Slovenia
Hungary
Croatia
Latvia
Estonia
Czechia
Slovakia
Serbia
Bulgaria
Lithuania
Poland
Romania
Moldova
Ukraine
KYIVSTAR

____________

(1)      Estimated as average 2024 monthly ARPU across all MNOs in selected countries as per GSMA (in USD).

(2)      2024 International Monetary Fund (IMF) estimate, per IMF October 2024 WEO database.

Serve as a key international investor in restoring and developing the digital ecosystem in Ukraine

As a major social sponsor, investor and top employer in Ukraine, with a proven track record as a long-term success in the country’s critical infrastructure, we aim to capitalize on Ukraine’s resurgence. Additionally, as the only Ukrainian company to be listed in the U.S., we expect to provide a unique opportunity for international investors to participate in the country’s recovery through investment in Kyivstar.

In 2024, we and VEON announced our joint intention to invest $1 billion in Ukraine between 2023 and 2027 as a shared strategic initiative, focusing on several key areas to drive growth and innovation. We believe this investment will enhance network development, resilience and technological leadership, while also advancing digitalization and the development of our existing business lines. A significant portion of this strategy includes the development of our core business throughout network development, resilience, technological leadership, digitalization and development of our existing business lines, as well as M&A, specifically by driving digital revenue and building out our digital ecosystem via strategic acquisitions. Additionally, we plan to actively participate in upcoming spectrum auctions (if any) with the aim of expanding our network capacity, enhancing service quality and securing the necessary frequencies to support future technological advancements.

Through these strategic initiatives, we aim to position ourselves to capitalize on Ukraine’s recovery by expanding network capacity, enhancing connectivity and driving economic growth. We believe this approach will not only strengthen our financial performance but also reinforce our commitment to supporting national development and social progress.

Recent Developments

Acquisition of Uklon

On March 19, 2025, we signed an agreement to acquire 97% shares in Uklon LTD (Cyprus) with Uklon UZ, as a wholly owned subsidiary, 96.99% participation interest in LLC Tech Uklon (UA) and LLC Uklon Corporate (UA) (collectively, “Uklon”). Uklon is a leading Ukrainian ride-hailing and delivery platform, which operates in 28 cities across Ukraine and unites more than 100,000 driver-partners on the platform. Uklon has facilitated over 100 million rides and more than three million deliveries in 2024. In 2023, Uklon entered the deliveries business and expanded its operations into Uzbekistan. The transaction closed in April 2025.

The total consideration for the acquisition of shares in Uklon was $155.2 million, which was paid in several tranches in Ukrainian hryvnia.

Increase in share of Helsi

On May 7, 2025, we exercised our option to increase our share in Helsi from 69.99% to 97.99%. The transaction was completed on the same day.

The transaction was made in line with our digital operator strategy. Following the transaction, Helsi will retain its current management model.

Dutch Statutory Demerger of VEON Holdings B.V. and Consent Solicitation under the 2027 Bonds

In order to facilitate the Business Combination, on January 13, 2025, VEON Holdings filed the Demerger Proposal with the Dutch Trade Register of the Chamber of Commerce to isolate VEON Holdings’ interests in Kyivstar and its subsidiaries and certain other select assets and liabilities. The Demerger closed on April 8, 2025.

At the consummation of the Demerger, VEON Holdings’ interests in all of its other subsidiaries was transferred to one of two newly formed subsidiaries of the Seller, outside of the Kyivstar Group, by operation of law. VEON Holdings ceased to own or be legally responsible for such entities, assets or liabilities. Except for the 2025 Bonds, the Old Bonds and the Business Combination Agreement and select other assets, liabilities and contracts as specified in the Demerger Proposal, all other assets, liabilities and employees were transferred out of VEON Holdings, and any contracts were transferred to one of the two aforementioned newly formed entities.

With respect to the 2025 Bonds, the Demerger Proposal provided that the 2025 Bonds will remain at VEON Holdings until their respective maturity dates, as completion of the Business Combination is expected to occur after the relevant maturity dates under each of the 2025 Bonds. The April 2025 Bonds have been repaid and the June 2025 Bonds are expected to be repaid by VEON Holdings on or before the maturity date, which will be prior to the consummation of the Business Combination.

With respect to the 2027 Bonds, a consent solicitation was launched simultaneous with the Demerger Proposal on January 13, 2025, requesting the 2027 Bonds to be moved out of VEON Holdings upon completion of the Demerger to a newly formed subsidiary of the Seller with such entity being substituted as the issuer and principal debtor in respect of the 2027 Bonds. The consent of holders with the required amount of 2027 Bonds to approve the consent solicitation was achieved on January 30, 2025. In conjunction with the closing of the Demerger, the proposed amendments pursuant to the consent solicitation, including the transfer of the issuer and principal debtor from VEON Holdings to the applicable newly formed entity of the VEON Ltd., became effective as of April 8, 2025.

The Old Bonds are the April 2025 Bonds, June 2025 Bonds and 2027 Bonds, as originally issued by VEON Holdings but no longer having any interest or principal payment obligations following the 2024 Consent Solicitation conducted by VEON Holdings. As part of the 2024 Consent Solicitation, eligible holders of the Old Bonds received newly-issued bonds in exchange for their Old April 2025 Bonds, Old June 2025 Bonds and Old 2027 Bonds, as applicable, which cured certain clearing system payment issues. The terms of the 2024 Consent Solicitation provided that VEON Holdings must accept exchanges of Old Bonds to April 2025 Bonds, June 2025 Bonds or 2027 Bonds, as applicable, as eligible holders of Old Bonds come forward.

The Old Bonds will continue to be obligations of VEON Holdings until the earlier of (i) the applicable maturity dates thereunder and (y) such time as an eligible holder of an Old Bond comes forward to claim payment, if applicable, or, with respect to the Old 2027 Bonds prior to the maturity date thereunder, exchange his, her or its Old 2027 Bonds for a 2027 Bond issued by the applicable newly formed entity of the VEON Group. However, pursuant to the Business Combination Agreement, VEON Ltd. is obligated to fund Kyivstar Group Ltd. with any and all amounts needed to repay the claims of the holders of the Old Bonds and VEON Holdings does not have any legal or financial liability to repay such claims following the closing of the Demerger.

The Demerger was subject to a 30-day creditor objection period according to the Dutch demerger statute. Such 30-day period elapsed and a “no objection” letter was received by VEON Holdings from the Dutch judicial system in February 2025. On April 8, 2025, VEON Holdings consummated the Demerger pursuant to the terms of the Demerger Proposal, following completion of closing documentation.

Mobile Telecommunications Services

Mobile Services

Through our operating company Kyivstar JSC and our brand Kyivstar, we provide mobile connectivity services on 2G, 3G and 4G/LTE networks. We offer a variety of mobile services, including voice, messaging and wireless internet access, on a prepaid and postpaid basis. We also offer bundles that include combinations of voice, SMS, mobile data, OTT services and swappable telecommunications and non-telecommunications benefits. As of December 31, 2024, approximately 76% of our B2C mobile customers were on prepaid plans.

Our revenue from voice services comes from airtime charges from mobile prepaid and postpaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad. In December 2020, we were the first mobile operator in Ukraine to launch Voice over LTE (“VoLTE”) technology for calls via 4G over network. As of December 31, 2023, 3.4 million of our subscribers were using the technology, and as of December 31, 2024, we had approximately six million subscribers using VoLTE.

We also provide national and international roaming services, which allow our customers and customers of other mobile operators to receive and make international, local and long-distance calls while outside of their home network. As of December 31, 2024, we had active roaming agreements in place covering 492 networks in 187 countries, GPRS roaming on 434 networks in 166 countries, CAMEL roaming on 280 networks in 132 countries and 4G/LTE roaming on 196 networks in 94 countries. Due to the war in Ukraine, we experienced significant subscriber migration abroad. In order to minimize subscriber loss and retain subscribers who are abroad, we introduced a “Roam Like at Home” offering, which, as of December 31, 2024, was being utilized by approximately 1.2 million users outside Ukraine.

In addition to voice services, we provide messaging and wireless internet access. Our messaging services consist of voice messaging and SMS services, including information services such as news, weather, entertainment chats and friend finder functions. Our wireless internet services include GPRS/EDGE, 3G and 4G/LTE. We are the network leader in terms of LTE coverage, with 95.7% population coverage in Ukraine as of December 31, 2024.

Digital Services

Our digital services include value added and call completion services, including messaging services, content/infotainment services, data access services, location-based services, media and content delivery channels. Our digital products consist of Kyivstar TV, our digital television service, Helsi, our digital healthcare platform and MyKyivstar, our self-service application designed to help our customers manage their telecommunications services and our consumer cloud offerings. We also offer additional digital services to our B2B customers, such as cloud solutions, including consumer storage apps. Our digital services revenue increased by 99% from 2023 to 2024, or from $11 million in 2023 to $21 million in 2024.

Kyivstar.Tech

We spun off Kyivstar.Tech in December 2022 as a separate technology company that serves as the key provider of digital services for the other companies in the Kyivstar group, with a strategy to unlock wider market opportunities. As of December 31, 2024, Kyivstar.Tech had over 500 full time employees and generated $24 million of revenue in the year ended December 31, 2024.

Kyivstar

We offer a comprehensive B2B hub and a big data and adtech platform. Our B2B hub offers machine-to-machine (M2M) and cloud solutions, real-time kinematic positioning, cybersecurity services, an M2M SIM management platform and a digital marketplace. As of December 31, 2024, we had 61,000 B2B end users of our workplace cloud service licenses. Adwisor, our adtech platform, is a marketing platform that enables our customers (who are B2B partners, marketers and advertising specialists) to analyze their target audience, find new customers and communicate with current customers. As of December 31, 2024, we had over 1,900 Adwisor contracted customers and for the month ended December 31, 2024, Adwisor supported over 70 million internal and external SMS messages through our network.

Helsi

In 2022, we acquired a controlling stake in Ukraine’s leading digital health platform, Helsi, and in May 2025, we increased our stake in Helsi from 69.99% to 97.99%. Helsi is a digital data management platform supporting the provision of healthcare services by medical institutions and doctors and improving patients’ access to healthcare, including by facilitating remote consultations and appointment bookings and storing medical data. Through this strategic investment, we aimed to extend telemedicine to the Ukrainian population and develop our service as the leading B2B and B2C e-health provider in the country. As of January 1, 2025, we had approximately 29 million registered patients who were able to access 1,600 public and private clinics and over 60,000 medical professionals. As of December 31, 2024, the Helsi app had been downloaded by 10 million users, over 2.5 times higher than as of December 31, 2022. In the year ended December 31, 2024, over 9.4 million appointments were booked via Helsi, generating $5.1 million of revenue, compared to 7.8 million appointments and $3.6 million of revenue for the year ended December 31, 2023.

Helsi continues to improve access to e-health, focusing on core business development with 5% year-on-year growth of active medical personnel in the Helsi medical information system from approximately 37,500 in 2023 to approximately 39,200 in 2024. Helsi also experienced improved B2C customer engagement through digital channels and the launch of new services, such as AI-powered interpretation of laboratory test results, which was activated by over 800,000 users during 2024. We also launched two subscription models, Helsi Plan and Helsi Plus. Helsi Plan features extended appointment functionality and access to and storage of medical data, and Helsi Plus professional interpretation of medical tests functionality and biomarkers tracking. In the year ended December 31, 2024, the Helsi app MAUs (defined as users who engaged in the service by using the app in a given month, whether or not their use was chargeable) reached 1.6 million, compared to 1.3 million app MAUs in the year ended December 31, 2023, a 24% year-on-year growth in app MAUs.

Kyivstar TV

Kyivstar TV, provided both as a mobile OTT internet application and a fixed/IPTV broadband service, is the largest media streaming service in Ukraine by number of users as of December 31, 2024. Kyivstar TV offers free access to over 430 channels with various content, including a children’s channel, e-learning platforms and news channels, as well as an extensive video library of films and series, all of which can be sorted into personalized playlists by our users. In 2024, we focused on the Ukrainianization of foreign content, including original Ukrainian voiceovers of international content and Ukrainian commentary on international sporting events, a selection of Ukrainian movie premieres and the active addition of Ukrainian films and series. We do not license or create any content; rather, we sell digital TV services on our branded platform as an agent, using content from PLUS TV LLC. See “— PLUS TV LLC.”

We offer two subscription options: a free and a paid subscription. Our users can also choose between subscription-based video on demand (“VoD”) and transaction-based VoD (pay per view). In 2024, we introduced a redesigned app, a new logo and enhanced branding, along with advanced features like personalized recommendations and offline viewing, further strengthening our position as a modern digital TV service. Kyivstar TV delivered 78% year-on-year revenue growth between 2023 and 2024, contributing $5.1 million to our revenue for the year ended December 31, 2024, compared to $2.9 million of revenue for the year ended December 31, 2023. We had approximately 2.0 million registered users as of December 31, 2024, compared to approximately 1.3 million registered users as of December 31, 2023, an increase of approximately 55%. Out of our 2.0 million registered users, 62% are considered “engaged users” (defined as the percentage of users who watch at least one second of content per month).

MyKyivstar

MyKyivstar, our self-service platform, continues to be a significant interface for digital interactions with our B2C customers. MyKyivstar allows our customers to, among other things, manage their personal mobile and internet services, view and pay their bills, monitor their data usage and access customer support. MyKyivstar served 6.2 million registered users as of December 31, 2024 across our mobile OTT app, our web portal and our call centers. The platform offers device remote support service for smartphones, laptops and personal computers, as well as a mobile safety service, which includes lost & found, insurance and family tracking.

Multiplay Strategy

Through our multiplay strategy, we aim to consistently increase our multiplay subscriber rate, defined as users that have purchased (i) voice, (ii) 4G data plans over 100 Mb and (iii) at least one digital application (i.e., Helsi, Kyivstar TV or MyKyivstar), by cross selling our products and services. Our customers can select these digital services, which we call “superpowers,” free of charge based on their paid plans. For instance, we offer digital TV superpower activation in some bundle offers. The number of multiplay customers has grown in both relative and absolute terms, reaching approximately 6.1 million subscribers as of December 31, 2024, approximately a three-fold increase from 2.1 million subscribers as of December 31, 2020. In addition, our revenue from multiplay customers has grown approximately 47% between 2023 and 2024, from $179 million to $261 million. We believe this has contributed to the maintenance of our market share, which has stayed above 47% since 2020 and was at its peak of 50.9% in 2022.

We have seen a consistent upward trend in ARPU in recent years on the back of an increase in multiplay subscribers, with ARPU increasing approximately 7% from December 31, 2020 to December 31, 2024. Our U.S. dollar ARPU increased by just 3% between December 31, 2023 and December 31, 2024. We believe there is significant room for additional ARPU growth that has been held back by the war.

Uklon

In April 2025, we closed our acquisition of Uklon, a leading ride-hailing and delivery platform in Ukraine. See “— Recent Developments — Acquisition of Uklon.” Uklon is a leading Ukrainian ride-hailing and delivery platform, which allows customers to book on-demand rides, schedule travel and send packages through a single app. The platform offers a range of services including real-time fare adjustments and safety features, such as trip-sharing and emergency alerts.

Fixed-line Telecommunications Services

In our fixed-line telecommunications services business, we offer voice and data services on fixed networks, including mobile and fixed converged services to consumers and businesses.

We offer voice, data and high-speed internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic networks. Our services include corporate internet access, fixed-line telephone, data transmission and fixed-mobile convergence (“FMC”). As of December 31, 2024, our penetration of FMC in fixed broadband was 81%, due to our bundled service offering. In the year ended December 31, 2024, we provided fixed-line services in over 125 cities in Ukraine.

Our corporate internet services utilize last-mile technologies, which include optical and copper lines, FTTB and FTTH, xDSL, microwave radio relay, WiMax, Wi-Fi, 2G, 3G and 4G. Internet speeds range from two Mbit/s to 10 Gbit/s, and our corporate customers can select additional complementary services, such as IP-addresses, Border Gateway Protocol, backup, service-level agreements, corporate Wi-Fi and distributed denial-of-service protection. Our fixed-line telephone services include Internet Protocol (IP) lines, Session Initiation Protocol (SIP) trunk, analog telephones, ISDN Primary Rate Interface, toll free numbers and Virtual Private Branch Exchange. Our data transmission services include Internet Protocol Virtual Private Networks and Virtual Private LAN Services.

Our joint carrier and operator services division provides local, international and intercity long-distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic/international long-distance network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue from voice call termination services to our own mobile network and voice transit to other local and international destinations.

We offer internet-TV using FTTB/FTTH technology. We are currently engaged in a project to install FTTB for fixed-line broadband services in residential buildings. We completed our first FTTH acquisition in 2024, and, as of December 31, 2024, we had connected approximately 43,500 buildings within Ukrainian-controlled territories.

Competition

Mobile Telecommunications Services

Our two main competitors in mobile telecommunications services are Vodafone and Lifecell. As of December 31, 2024, we led the market by number of customers with over 23.0 million mobile customers, while Vodafone and Lifecell had 15.8 million and 9.5 million mobile customers, respectively, according to the NCEC. We have maintained our top position in the market by number of subscribers for the past seven years, as shown in the chart below.

Source: NCEC

Fixed-line Telecommunications Services

As a result of disruptions due to the war, many providers do not report to the NCEC, so it is difficult to estimate market shares for fixed-line telecommunications. The Ukrainian fixed-line telecommunications services market is fragmented, with almost 3,000 internet service providers in Ukraine, according to NCEC data. As of December 31, 2024, together with Ukrtelecom and Lifecell (formerly known as Volia), we, in the aggregate, held approximately 24% of the market share by number of subscribers, but, as of December 31, 2024, we were the only provider of FMC services. This has allowed us to hold 14.1% of the market share, while Ukrtelecom and Lifecell held 5.4% and 4.8% of the subscriber market share, respectively, as of December 31, 2024. It is estimated that there are approximately 8.2 million fixed-line subscribers in the Ukrainian market. According to the NCEC, as of December 31, 2024, we led the fixed broadband market with over 1.1 million customers. The market has recently experienced consolidation, with four providers, Data Group, Volia, Vega and Freenet, having been acquired since 2021. Ukrtelecom is considered the incumbent operator with a mostly legacy network and a declining subscriber base.

The table below presents our primary competitors in Ukraine in the services indicated according to the latest published information from NCEC available to us (which is as of December 31, 2024).

Voice Services(1) and Data Services(2)
Ukrtelecom	Data Group	VF Ukraine(3)
Retail Internet Services
Ukrtelecom		DVL Telecom(4)

____________

(1)      Voice service market for business customers only.

(2)      Data services for B2B market only.

(3)      VF Ukraine includes VF Ukraine, Farlep-Invest (Vega), Freenetly

(4)      DVL Telecom includes Data Group, Volia and Lifecell

Source: NCEC as of December 31, 2024

Distribution

Mobile Telecommunications Services

Our strategy is to maintain a leadership position in our mobile telecommunications services business by using multiple distribution channels. In the year ended December 31, 2024, we sold to corporate customers directly and via various alternative distribution channels, such as IT servicing organizations, business center owners and to small- and medium-size enterprise (“SME”) customers through dealerships, direct sales, own retail and agent networks. Our strategy is to maintain a leadership position by using the following distribution channels as of December 31, 2024: distributors (26% of all connections), supermarkets and gas stations (23%), monobranded stores (21%), B2B (10%), national and local chains (8%), active sales (7%) and online sales (5%).

Our mobile business is dependent on interconnection services, which allow data, calls and text messages from one service provider’s network to be transmitted through another provider’s network. When a call or text from another provider’s customer connects to our network, we receive a payment for carrying that traffic. Conversely, when our customers use another provider’s network while roaming, we pay that provider for the service. We have interconnection agreements with various mobile operators throughout the country. From January 1, 2024 to December 31, 2024, the effective mobile termination rate (“MTR”) was UAH 0.075/min and the effective International MTR (“IMTR”) was $0.0212/min. As of January 1, 2025, the effective MTR is UAH 0.075/min. IMTR is not regulated by the government and is set according to agreements among interested parties.

Fixed-line Telecommunications Services

We emphasize high customer service quality and reliability for our large corporate accounts while also focusing on the development of our SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail stores and agent networks. We use a customized pricing model for large accounts, which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing.

We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross selling our products. As of December 31, 2024, our penetration of FMC in fixed broadband was 81% (compared to 81% as of December 31, 2023) due our bundled service offerings. Our fixed-line business is also dependent on interconnection services. We have interconnection agreements with various fixed-line operators throughout the country.

Regulatory

The below summarizes the regulation of the electronic communications industry in Ukraine. Following the introduction of martial law in Ukraine on February 24, 2022, in connection with the ongoing war with Russia, the day-to-day enforcement of this legislation and regulation has changed.

Regulatory Bodies

Pursuant to the Ukraine Electronic Communications Law (“UEC”), the main governmental authorities that manage the telecommunications industry in Ukraine are (1) the Cabinet of Ministers; (2) State Service of Special Communications and Information Protection of Ukraine (the “Service”); (3) the National Centre for Operational and Technical Management of Telecommunications Network (“NCM”) within the Service structure; (4) the NCEC and (5) the Ministry of Digital Transformation of Ukraine (“MinDigital”).

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of electronic communications.

Until August 31, 2023, the Service developed state policy proposals in the area of telecommunications and was responsible for the implementation thereof within its authority granted by law. The Service had the authority to prepare draft legislation and define the quality requirements for electronic communications services and technical standards for telecommunications equipment. Starting September 1, 2023, all such authority was transferred to the MinDigital. The Service, however, remains responsible for all matters related to cyber defense and security policy and the enforcement thereof.

MinDigital was established in 2019 and from September 1, 2023 has functioned as the main authority with respect to electronic communications. MinDigital has declared its intention to improve the speed and quality of mobile and fixed networks, accelerate 4G coverage, and introduce 5G coverage in Ukraine over the next few years.

The NCEC is the main Ukrainian regulatory and controlling body regarding telecommunications and radio frequency use. The NCEC issues radio frequency spectrum licenses, maintains registries of electronic communications operators, allocates numbering capacity to operators and controls the quality of electronic communications services.

Since the introduction of martial law, the NCM has taken control of the operational and technical management of electronic communication networks via the issuance of legally binding orders.

Regulatory Framework

Historically, the Law on Telecommunications and the Ukraine Frequency Law (“UFL”) were the principal laws regulating the Ukrainian telecommunications industry.

The Law on Telecommunications and the UFL remained in force until January 1, 2022, and were replaced by the new Ukrainian Law “On Electronic Communications” #1089-IX, dated December 16, 2020, which came into force on January 1, 2022 (defined above as the “UEC”), and provides for comprehensive regulation of the telecommunications industry. The UEC is aimed at aligning Ukraine’s telecommunications legislation with the EU Code of Electronic Communications. The key aspects of the law are the:

•        introduction of technological neutrality, spectrum sharing, rent/trading and infrastructure sharing;

•        calculation of radiofrequency rent fees according to the new methodology;

•        new minimal term for license — not less than 15 years;

•        new transparent auctions procedure;

•        cancellation of planned audits by controlling bodies;

•        control over illegal equipment that causes radio interference;

•        simplification of base stations legalization;

•        cancellation of a regulator’s authority to establish rates for international mobile termination; and

•        introduction of the “single window” principle for lawful interception purposes.

Licenses

Radio frequency spectrum (“RFS”) is licensed in Ukraine. On December 27, 2023, the new version of Plan for the Allocation and Use of Radio Frequency Spectrum in Ukraine (the “Plan”) came into force. The Plan introduced technological neutrality in certain frequency bands. It provides possibility of exclusive usage for certain frequencies and joint usage of spectrum. Frequencies for mobile services are provided under the licenses. If the demand for radio frequency exceeds availability, licenses for RFS use are issued based on the results of a tender or auction held by the regulatory body. Licenses are issued for a term of five to 15 years. The NCEC has the right to extend the existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.

After obtaining a license for RFS use, electronic communications operators are required to obtain permission to operate Radio Electronic Facilities (“REF”) and private radio networks (radio transmitters, base stations, and microwave links). In accordance with the law, permissions for REF are issued for a period not exceeding the period of validity of the relevant operator’s licenses for the use of radio frequency spectrum. The permit may be extended at the request of the operator to the NCEC. The NCEC will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

On September 11, 2024, the NCEC adopted Decision No. 485 (the “Decision”) regarding the auction aiming to distribute the licenses for the use of the radio frequency spectrum in the radio frequency bands 1935-1950/2125-2140 MHz, 2355-2395 MHz and 2575-2610 MHz for cellular radio communications. By the same Decision, the NCEC approved the Terms of the Auction for Obtaining Licenses, set the auction start date as November 11, 2024, and required the publication of an announcement of the auction on the official website of the NCEC. Kyivstar, VFU, and Lifecell were acknowledged by the Regulator as participants in the auction and subsequent “voice” bidding.

Based on the results of the “voice” auction held on November 19, 2024, NCEC adopted Decision No. 668 dated November 22, 2024, pursuant to which we obtained the following licenses on December 17, 2024:

SPECTRUM BAND	PRICE PAID
1940-1945/2130-2135 MHz in 24 regions of Ukraine	UAH 448,500,000
2355-2395 MHz in 25 regions of Ukraine	UAH 994,880,000

We acquired new 15-year licenses for the 2100 and 2300 MHz bands, for a total price of UAH 1,443.3 million ($34.7 million), paid to the State Budget. We applied to the NCEC for spectrum exchange to get solid spectrum in 2100 MHz. On January 27, 2025, the NCEC issued new spectrum licenses to approve spectrum exchange. As a result of the spectrum exchange, we received a new license for 2100 MHz, which is valid until March 2030 and will require prolongation after that date according to the procedure set up in the legislation. Although our spectrum can potentially be used for 5G upon receipt of approval from regulatory authorities, some services that are specific to 5G and our future capacity needs will eventually require us to obtain new spectrum.

Mobile Licenses

The table below presents a description of RFS licenses relevant to our mobile business. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration. However, the spectrum needs of our operations and intentions may change. In the year ended December 31, 2024, we made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum: UAH 1,124.2 million ($27.9 million) (paid to the state budget); electromagnetic compatibility monitoring: UAH 433.9 million ($10.8 million) (paid to Ukrainian State Center of Radio Frequencies).

Number of the current RFC license/description by radio technology and standard	Date of issue of the reissued license	Number of the reissued RFC license/description by radio technology and standard	Date of issue (start of validity) of the initial license	Date of expiration of the license
License 187. Cellular radio communication. International mobile connection IMT. LTE-2600	23.08.2024	License 9444. International mobile communication IMT. LTE-2600	06.03.2018	05.03.2033
License 188. Cellular radio communication. International mobile connection IMT. LTE-2600	23.08.2024	License 9445. International mobile communication IMT. LTE-2600	06.03.2018	05.03.2033
License 189. Cellular radio communication. International mobile connection IMT. LTE-2600	23.08.2024	License 9446. International mobile communication IMT. LTE-2600	06.03.2018	05.03.2033
License 190. Cellular radio communication. International mobile connection IMT. LTE-1800. Digital cellular radio communication. GSM-1800	23.08.2024	License 9503. International mobile communication IMT. LTE-1800	01.07.2018	30.06.2033
License 191. Cellular radio communication. International mobile connection IMT. LTE-1800. Digital cellular radio communication. GSM-1800	23.08.2024	License 9517. International mobile communication IMT. LTE-1800	01.07.2018	30.06.2033
License 192. Cellular radio communication. International mobile connection IMT. LTE-1800. Digital cellular radio communication. GSM-1800	23.08.2024	License 9518. International mobile communication IMT. LTE-1800	01.07.2018	30.06.2033
License 193. Cellular radio communication. Digital cellular radio communication. GSM-900.	23.08.2024	License 10126. Digital cellular radio communication. GSM-900.	01.07.2020	30.06.2030
License 194. Cellular radio communication. Digital cellular radio communication. E-GSM	23.08.2024	License 10127. Digital cellular radio communication. E-GSM	01.07.2020	30.06.2030
License 195. Cellular radio communication. Digital cellular radio communication. E-GSM	23.08.2024	License 10252. Digital cellular radio communication. E-GSM	19.10.2020	18.10.2030
License 196. Cellular radio communication. Digital cellular radio communication. GSM-900	23.08.2024	License 10253. Digital cellular radio communication. GSM-900	19.10.2020	18.10.2030
License 197. Cellular radio communication. International mobile connection IMT. LTE-900. Digital cellular radio communication. E-GSM, GSM-900	23.08.2024	License 10160. International mobile connection IMT. LTE-900. Digital cellular radio communication. E-GSM, GSM-900	01.07.2020	30.06.2040

Number of the current RFC license/description by radio technology and standard	Date of issue of the reissued license	Number of the reissued RFC license/description by radio technology and standard	Date of issue (start of validity) of the initial license	Date of expiration of the license
License 469. Cellular radio communication. Digital cellular radio communication IMT-2000 UMTS. International mobile connection IMT. LTE-2100	06.12.2024	License 8665. Digital cellular radio communication IMT-2000 UMTS	01.04.2015	31.03.2030
License 499. Cellular radio communication. International mobile connection IMT. LTE-2300		Acquired as a result of 2024 auction	17.12.2024	16.12.2039
License 597. Cellular radio communication. Digital cellular radio communication IMT-2000 UMTS. International mobile connection IMT. LTE-2100	27.01.2025	License 500. Cellular radio communication. Digital cellular radio communication IMT-2000 UMTS. International mobile connection IMT. LTE-2100	17.12.2024	23.03.2030

Fixed-line Licenses

Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate.

Mobile Termination Rates

The former Law on Telecommunications allowed telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by telecommunications operators with significant market power (“SMP”). For a description of MTRs in Ukraine, see “— Distribution.”

In September 2020, the regulatory body adopted a decision to decrease the national MTR rate for mobile networks to UAH 0.10/min (from UAH 0.12/min) effective as of January 1, 2021 as well as a further decrease to UAH 0.08/min from January 1, 2022. Fixed Termination Rates (“FTR”) have been reduced symmetrically to national MTR and came into force on July 1, 2021 and January 1, 2022. IMTR rates were €0.10/min until December 31, 2021. As of January 1, 2022, the UEC came into force and IMTR rates were deregulated, which has resulted in the alignment of IMTR rates with international market rates of $0.19/min, excluding special tariffs in force under network-to-network deals.

On October 18, 2023, the NCEC adopted new termination rates for mobile network and for fixed internet (MTR and FTR respectively). Tariffs came into force on December 11, 2023. The new MTR rates are UAH 0.075/min during 2024 and UAH 0.075/min starting January 1, 2025. The FTR rates were UAH 0.055/per min during the year ended December 31, 2024 and UAH 0.055/per min starting January 1, 2025. New termination rates are based on LRIC model and were calculated by Detecon, a consultancy firm, upon the NCEC’s request financed by the EU.

Starting from January 1, 2026, IMTR will be set in line with the European Roam Like at Home regulations (currently €0.002 (UAH 0.09) per minute but may be revised in 2025). The NMTR rate is expected to be kept at current level of UAH 0.075 per minute and will be synchronized with IMTR on January 1, 2029.

Significant Market Power

The NCEC regulates electronic communications services, studies the competitive environment in the telecommunications market, determines which operators are SMP operators and regulates the interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it meets the requirements set out in the UEC. in the respective telecommunications services market. Our operations in Ukraine are deemed to have SMP and are subject to these regulations.

In addition, the UEC introduced a new SMP regulatory framework which increased the NCEC’s authority to analyze communication services markets to determine SMP operators. If the NCEC identifies certain SMP factors, regulatory obligations and/or restrictions may be imposed on respective MNOs (including controls on wholesale and retail tariffs and infrastructure sharing). The list of such regulatory obligations and the procedure for their application are in line with the Electronic Communications Code of the EU and do not go beyond the EU requirements.

Mobile Number Portability

On May 1, 2019, mobile number portability (“MNP”) was implemented in Ukraine to provide customers with the ability to transfer their mobile numbers from one telecommunications network to another. Changes to MNP procedures were initiated by the National Commission for the State Regulation of Communications (the former name of NCEC), which became effective on December 1, 2021, which allowed the subscribers to switch operators without prior identification by the existing operator in order to minimize barriers for transitioning between operators.

Data Protection

According to the current law “On Protection of Personal Data,” personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g., name, ID number and passport data). The transmission of personal data usually requires the transferor to obtain consent from the person whose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the law “On Protection of Personal Data.”

Personal data may only be transferred to foreign parties in the specific cases stipulated by applicable law or an international treaty and usually where an adequate level of personal data protection is provided by the relevant foreign state.

Chapter XV of the UEC requires that telecommunications operators and providers ensure, and assume responsibility for, the protection of the confidentiality of information concerning customers that was made available to them at the time of entering into a telecommunications services agreement. Information concerning the consumer and the services they have received may be disclosed only in accordance with the procedures defined by the law. In all other cases, such information may only be disclosed subject to the customer’s written consent.

Draft Law No. 8153, dated October 2022, aiming to align Ukrainian data protection legislation with the EU GDPR, was adopted by the Parliament of Ukraine in the first reading on November 20, 2024. The timing for its review in the second reading is currently unknown.

Other

EU-Ukraine Association Committee

In April 2023, the EU-Ukraine association committee adopted certain changes to the EU-Ukraine Association Agreement regarding the implementation of the EU’s Roam-Like-at-Home Regulation. Implementation of the Association Agreement is expected to involve changes to Ukrainian legislation to introduce relevant EU rules and eliminate roaming charges for Ukrainians throughout the EU on an indefinite basis.

Provision of Telecommunications Services

MinDigital is currently proposing changes to certain rules regarding the provision of telecommunications services. Among the changes proposed is a prohibition on including a default provision in an operator’s terms of service that provides for the subscriber’s consent to receiving distributed advertising text messages which will apply to the distribution of non-telecommunications services information.

Radio Frequency Spectrum Rent Increase

On November 30, 2021, the Ukrainian Parliament adopted changes to the Tax Code of Ukraine, which, among other things, resulted in a 5% increase in RFS rent. Notwithstanding consistent advocacy efforts on behalf of Kyivstar and the telecommunications industry, the legislative changes were supported by the Ukrainian President and came into force on January 1, 2022. Rates for 2023 remained unchanged, at the level of 2022. In 2024, due to sharp need in financing of Ukrainian Armed Forces the following tax changes were set in force: from July 1, 2024, the rent rates were increased by 17%, and decreasing coefficient applied to rent rates was abolished from September 1, 2024. The relevant increasing coefficients are set to remain until the end of martial law.

Ukraine energy resilience regulation

On July 15, 2024, the NCU adopted the Resolution, which requires MNOs to be able to restore at least 25% of their networks using generators for the first 72 hours following a blackout, and to restore 100% of their networks using battery power for at least 10 hours in the event of a blackout by February 1, 2025. The consequences of non-compliance may include penalties, and the fine can be up to 0.3% of mobile service revenue for the previous fiscal year per violation.

Digital Content and Digital Services Law

In order to align providing digital services law with EU standards (in particular with EU Directive 2019/770), the Law 3321-IX “On Digital Content and Digital Services” was adopted on August 10, 2023. The said Law entered into force on March 2, 2024. The adopted Law, among other things: (1) defines a legal operational framework for contractors and consumers in the field of digital content (such as computer programs, applications, video files and audio files) and digital services; and (2) specifies a set of options available to an aggrieved party and clarifies the distribution of the burden of proof for disputes involving the provision of digital services. This law is not expected to have an immediate significant impact on our operations.

Impact of War in Ukraine on the Company

Following the Russian invasion of Ukraine in February 2022, we implemented a series of measures to support Ukraine and our customers, including providing free communication services, fundraising and prepayment of taxes. In addition, we continue to work to ensure Ukrainian telecommunications infrastructure remains functional by monitoring our infrastructure for damage and ensuring we have back up power sources in the event of power cuts. We maintained population coverage over approximately 95.7% of the population in regions controlled by Ukraine in the year ended December 31, 2024, as compared to 93.7% and 95.0% for the years ended December 31, 2022 and 2023, respectively. As of the date of this proxy statement/prospectus, almost 100% of our network in Ukrainian-controlled areas has remained operational. In 2024, we prioritized new internet coverage in rural areas, internet coverage along international roads, network development and modernization, network resilience, as well as restoration of communications in the de-occupied territories of Ukraine. For the year ended December 31, 2024, we invested approximately $27 million in infrastructure reconstruction and other proactive measures to enhance our network resilience. See “Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operation — The War in Ukraine.”

We have also invested in our employees since the invasion. Since February 2022, we have paid approximately UAH 731 million ($21.5 million) in emergency support to employees, and 77% of our employees were working in a hybrid or remote capacity as of December 31, 2024, with some offices prepared as shelters in case of emergencies. We provide protective equipment and special safety training for our employees, and implemented a “Psychological Support During the War” program to assist vulnerable staff.

See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to the War in Ukraine — We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.”

Seasonality

Telecommunications services are often impacted by seasonality, with higher consumption in certain months and lower consumption in others. We continue to experience impacts on our business as a result of the onset of war (including the infrastructure damage and the population displacement it generated, as well as the depreciation of local currencies). We were also impacted by the cyber-attack in December 2023, the subsequent network shutdown and the customer retention programs that followed. These irregularities make it impossible to isolate the specific impact of seasonality, if any, on our business from 2022 through 2024. Prior to 2022, we experienced higher revenue from our contract and prepaid tariff plans during the December holiday season, and then decrease in January and February. Mobile revenue has also historically been higher in the summer months, when roaming revenue has increased significantly as a result of customers traveling more during these months. Guest roaming revenue on our networks also tended to increase in the summer period. For our fixed-line telecommunications business, historically our revenue was lower when there were fewer working days in a period or a greater number of customers were on vacation, such as during the December holiday season and in the summer months. Since the war in Ukraine, the impact of seasonality has fluctuated, particularly in relation to guest roaming and roaming revenue, due to a decline in guest roaming and an increase in emigration.

Information Technology and Cybersecurity

We have revised our cybersecurity policy landscape to properly reflect our ambition to remain an information security certified company by enhancing all of our cybersecurity standards to provide tactical cybersecurity guidance in accordance with ISO 27001 (Information Security Management System) and certain process handbooks (especially access control and information security incident management handbooks) at the operational level. In July 2024, we renewed our ISO/IEC 27001 certification by successfully passing the surveillance audit, and we plan to pass the ISO/IEC 27001 re-certification audit in 2025. In December 2024, an independent external service provider conducted penetration testing on our systems to assess the current cybersecurity levels and proactively detect possible weaknesses in different systems.

Cyber-Attack in December 2023

On December 12, 2023, we announced that our network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of our network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, among others, for our customers in Ukraine and abroad. Our technical teams, working in collaboration with Ukrainian law enforcement and government agencies and the Security Service of Ukraine (“SSU”), restored services in multiple stages, starting with voice and data connectivity. On December 19, 2023, we announced that we had restored services in all categories of our communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available.

After stabilizing the network, although there was no legal obligation to do so, we immediately launched offers to thank our customers for their loyalty, initiating a “customer appreciation” program offering one month of free services on certain types of contracts.

Despite the limited period during which the critical services were down, we experienced service disruptions and costs associated with additional IT capabilities required for restoring services, replacing lost equipment or compensating external consultants and partners for the year ended December 31, 2023. The incident had a significant impact on our combined revenue for the years ended December 31, 2023 and 2024, primarily due to the costs related to the implementation of our “customer appreciation” program. We estimate that the impact of these offers on operating revenue for the years ended December 31, 2023 and 2024 was approximately $23 million and $46 million, respectively.

We conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. A criminal proceeding by the SSU, in which we have been identified as the victim of the cyber-attack, remains open as of the date of this proxy statement/prospectus. All internal investigations were concluded as of June 30, 2024, and have resulted in an in-depth analysis into details of how the attack was executed and how this can be prevented in the future.

We have initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to our Operations — We have experienced and are continually exposed to cyber-attacks, both to our own operations or those of our third-party providers.”

Data Privacy

We collect and process significant amounts of customer data, including personal data, and as such are subject to certain data privacy and protection laws. Compliance with data protection regulations is a key priority. We maintain strict compliance procedures and conduct regular trainings to ensure our employees are aware of the procedures. See “— Data Protection” and “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to Regulatory and Legal Matters — We collect and process sensitive personal data and are therefore subject to evolving data privacy laws and heightened regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.”

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, unregistered copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our unregistered copyrights and know-how are principally in the areas of (i) computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings and (ii) for the language and designs we use in marketing and advertising our communication services. See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to our Operations — The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights, could significantly harm our business.”

Sustainability

Our approach to sustainability is centered around our mission to provide customers with connectivity, access to information and other vital digital services. We believe that connectivity and communication are essential humanitarian needs, whether it be connecting with loved ones, seeking help or searching for information and news from reliable sources, which is rooted in the “social” pillar of our environmental, social and governance (“ESG”) framework. Through the implementation of VEON’s strategy, based on three pillars (i.e., “Digital Operator 1440,” “Digital Assets” and “Infrastructure”), we aim to transform lives, create opportunities for greater digital inclusion, empower people and drive economic growth. We engage with our stakeholders, aiming for the sustainable value creation and the long-term success of our business. Our digital entrepreneurship and digital skills and literacy programs help us to contribute to long-term socioeconomic value for the communities we serve. These programs promote digital inclusion and create new opportunities for participants, contributing to the demand for digital products and services, which in turn creates new opportunities for our business. In parallel with the “social” elements of our approach to ESG, we simultaneously ensure due attention is paid to the “governance” pillar. Indeed, we strive to act as good corporate citizens, promoting and reinforcing ethical business behavior with responsible corporate governance all with the aim of delivering on operational performance. We are committed to creating social and business value by making impactful investments that help create new services, partnerships and forums, which in turn enable and empower the people we serve.

Our support for our industry’s ambitions corresponds with a variety of existing initiatives to reduce the energy intensity of our business. We continue to work to further reduce our emissions wherever possible, committing and acting by moving more toward focusing on how to further reduce energy consumption. We are focused on mitigating our carbon footprint and rolling out network energy-efficiency measures, which will contribute to a low-carbon economy as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel- and petrol-powered units with more energy-efficient, hybrid and renewable energy-powered network equipment and, where practical, increase the number of base transceiver stations situated outside to reduce the energy use involved in keeping them cool. We share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of federal and local environmental legislation, regulations, rules and other applicable laws and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.

We continue to develop innovative solutions to reduce energy intensity, such as powering telephone exchange stations on solar energy, installing state-of-the-art on-grid photovoltaic systems and carrying out training on renewable energy solutions to ensure stakeholders are aware of our carbon — and cost-saving benefits. Across our organization, we continue to work on reducing the carbon footprint of our offices, with a variety of initiatives including switching to LED lighting.

Inclusion and Belonging

Within ESG, a particular focus for us as a major employer is inclusion and belonging. Since the start of the war, this has mainly taken the form of initiatives to protect our employees from the uncertainties resulting from the war. For instance, we paid out a total of UAH 743 million ($17.6 million) in emergency support to our employees, which included compensation for relocation in the first months of the war. Further, certain parts of our offices were prepared as shelters for our employees in case of emergency, and we provided a free “Psychological Support During the War” program to support our employees’ mental health.

EU Taxonomy Regulation

The VEON Group is within scope of the European Union (“EU”) Taxonomy regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment. Under the EU Taxonomy Regulation, the European Commission has come up with the list of environmentally sustainable activities by defining technical screening criteria for each environmental objective through delegated and implementing acts.

Based on the VEON Group’s assessment of the current EU Taxonomy Regulation, it was concluded that the VEON Group’s core economic activities are not covered by the Climate Delegated Act (EU) 2021/2139) and consequently are Taxonomy-non-eligible. As the VEON Group’s core economic activities are not covered by the Climate Delegated Act and are consequently Taxonomy-non-eligible, we have not provided any Taxonomy-Alignment assessment herein.

The European Commission published an Omnibus package on sustainability reporting and due diligence on February 26, 2025. This first Omnibus package regarding sustainability contains a set of legislative proposals designed to reduce administrative burdens by amending a range of existing EU sustainability frameworks, including proposals to amend the CSRD, CSDDD and the EU Taxonomy. The Omnibus sustainability package, as proposed, will have a significant impact on the EU Taxonomy Regulation. If adopted, the Omnibus amendments will reshape the EU sustainability landscape by targeting only the largest companies and alleviating smaller companies from compliance burdens. Implementation will not be immediate, as the level 1 legislative process typically lasts several months and further details regarding level 2 changes will require additional legal instruments.

Employees

As of December 31, 2024, we had over 4,000 full time employees, with 5% at Helsi and 13% at Kyivstar.Tech. Our total number of employees as of December 31, 2024 exceeds the number at the beginning of the war, and we did not lose any key personnel as a result of the war, despite 95% of our employees being located in Ukraine. Nevertheless, we have developed internal procedures to manage the risk of mobilization of critical employees, and we continuously analyze personnel workloads in order to ensure continuity. We continue to support our employees both monetarily and in terms of lifestyle. For instance, since the outbreak of the war in February 2022, we have paid UAH 479 million ($6.8 million) to employees in emergency support, and we allow 77% of our employees to work in hybrid and remote capacities. In addition, parts of our offices prepared as emergency shelters, and we provide protective equipment, safety training and started a “Psychological Support During the War” program to support our employees’ mental health.

We have had flexible remote working arrangements since the start of the COVID-19 pandemic. In the year ended December 31, 2024, we had a relatively low voluntary churn rate (calculated as the number of employees who resigned voluntarily relative to the total number of employees, excluding our call center, which relies on a high proportion of seasonal employees) of 6%, which remained steady from 6% in the year ended December 31, 2023 and decreased slighly from 7% in the year ended December 31, 2022.

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
Kyivstar	3,463	3,225	3,325
Helsi	157	231	230
Kyivstar.Tech	3	471	561
VEON Holdings B.V.	13	12	8
Total	3,636	3,939	4,124	(1)

____________

(1)      Includes 36 employees of LanTrace acquired by Kyivstar in the three months ended December 31, 2024.

As of December 31, 2024, our employees were split across functions as follows:

B2C (Call Center)
16%
Commercial
13%
Digital
8%
Ethics & Compliance
0%
Finance
10%
HR
1%
IT
2%
Legal
1%
Network
25%
Other Support
24%

Our employees are represented by unions or operate collective bargaining arrangements. Approximately 200 of our employees are members of the Trade Union Committee of the Primary Trade Union Organization (“Nash Kyivstar”). Negotiations on a collective agreement were suspended due to the war and are expected to continue after the end of the state of war. We consider relations with our employees to be generally good.

Additionally, VEON Holdings is part of a joint works council for the three years ended December 31, 2024, which granted certain consultation or approval rights in relation to a limited number of decisions affecting its employees in the Netherlands. As of the date of this proxy statement/prospectus, VEON Holdings has no employees. For a discussion of risks related to labor matters, see “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to our Operations — Our business may be adversely impacted by work stoppages and other labor matters.”

Property, Plants and Equipment

Buildings

We own 38 properties, including three retails storefronts, two warehouses and 22 offices, which are all located in Ukraine. In addition, we rent a further 36 office spaces and 35 warehouses. We occupy properties in 44 cities across Ukraine, with our largest number of properties in Kyiv, followed by Dnipro and Lviv. In total, our properties have a combined footprint of over 128,000 square meters, with over 48,000 square meters of space in Kyiv alone.

Telecommunications Equipment and Operations

The primary elements of our material tangible fixed assets are related to our provision of network services.

Mobile network infrastructure

Our mobile networks are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We select suppliers based mainly on compliance with technical and functional requirements and total cost.

A majority of the tower assets previously owned by Kyivstar were carved out and placed under the control of Ukraine Tower Company (“UTC”). Approximately 1,000 additional sites were contemplated to be transferred from Kyivstar to UTC in 2023, but restrictions on assets located on state or communal property related to the imposition of martial law in Ukraine caused the transaction to be put on hold. Subject to management and board approval, such sites may be transferred to UTC in the future once restrictions are lifted. For the mobile network structure that we do not own, we enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. See “— Ukraine Tower Company.” We are also party to certain network managed services agreements to maintain our networks and infrastructure.

We also enter into agreements with other operators for radio network sharing, where we either share the passive equipment, physical site and towers or combine the operation of the radio equipment with other operators. Network sharing brings not only substantial savings on site rentals and maintenance costs but also on investments in equipment for the rollout of new base stations.

Fixed-lined infrastructure

Our infrastructure supports our mobile business and enables provision of fixed-line services to our customers. Our infrastructure includes: a transport network designed and continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers using fiber optics and microwave links, and a transport network based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment with all DWDM and SDH optical networks being fully ring-protected (except for secondary towns).

For more information on our property, plants and equipment, see Note 10 — Property and Equipment to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Ukraine Tower Company

We are engaged in an arm’s-length relationship with Ukraine’s leading wireless infrastructure provider, Ukraine Tower Company (“UTC”), which is owned by VEON. UTC was established as a separate infrastructure company with the carve-out of towers from Kyivstar and is now the largest telecommunications infrastructure company in Ukraine. As of December 2024, we and UTC jointly had approximately 15,500 sites, approximately 1,000 of which were added in 2023 and approximately 1,000 of which were added in 2024. As of December 31, 2024, UTC’s sites were a mix of ground-based (greenfield) sites (67%) and rooftop sites (33%), with the proportion of greenfield sites increasing year over year. The total number of sites includes 868 sites in occupied territories or war zones. As of December 31, 2024, we held approximately 6,800 tower sites. Approximately 1,000 additional sites were contemplated to be transferred to UTC in 2023, but restrictions on assets located on state or communal property related to the imposition of martial law in Ukraine caused the transaction to be put on hold. Subject to management and board approval, such sites may be transferred to UTC in the future once restrictions are lifted.

Kyivstar and UTC consolidated sites (k units)

Kyivstar
UTC
12.8
4.6
8.2
13.5
6.8
6.7
14.5
8.0
6.5
15.5
8.6
6.9
2021
2022
2023
2024

We are the anchor tenant for almost all of UTC’s sites, with 524 of UTC’s owned sites being exclusive to us until the end of 2025. As of December 31, 2024, our tenancy ratio, which represents the proportion of our collocation agreements relative to the total available number of sites, was 1.17. UTC sites accounted for 55% of our network roll-out in the year ended December 31, 2024, and approximately 30 of UTC’s approximately 170 full time employees are dedicated to the Kyivstar account. Nevertheless, we maintain an arm’s-length relationship with UTC via a series of principles and Material Lease Agreement (“MLA”) terms, including unified commercial pricing principles for all tenants. The MLA has an initial term of seven years, with subsequent renewal options for seven years each, each renewal being on an “all or nothing” basis, meaning the entire agreement must be accepted as a whole. The anchor tenant receives a 20% discount to the base anchor fee if a third-party tenant occupies part of the same side of the tower. There is also a volume discount of 30% when the total number of sites the tenant occupies is over 5,000. The payments are made monthly in arrear, and electricity is charged to the anchor tenant on a pass-through basis.

Plus TV LLC

We and Plus TV LLC are parties to an Agency Agreement No. 500156 dated November 22, 2024, concerning the Kyivstar TV service (“Agency Agreement”). Under the Agency Agreement, we provide services including the acquisition and engagement of new subscribers, management of existing subscribers (including information and service support) and the provision of infrastructure for the delivery and distribution of content and online TV programs for Kyivstar TV. Plus TV LLC is responsible for the technical operation of the online platform (including the functioning of the application for devices), content provision, access to online TV, obtainment of all necessary regulatory approvals and licenses from rights holders of relevant intellectual property and ensuring the quality of service delivery.

The Agency Agreement includes exclusivity provisions, under which: (i) we must not provide other streaming or online TV services in Ukraine, whether independently or in collaboration with a third party, for the duration of the Agency Agreement; and (ii) Plus TV LLC must not provide streaming or online TV services in Ukraine, whether independently or in collaboration with a third party, without our direct or indirect involvement through a separate side agreement (except where such services are provided via satellite communication networks).

Plus TV LLC may determine and adjust tariffs and pricing for streaming and online TV services only with our consent, and any changes must be formalized through a separate side agreement. Our remuneration under the Agency Agreement comprises: (i) an agency fee, calculated as a percentage (25-30% of the amounts paid by subscribers acquired by us) and (ii) additional fees for services provided by us, such as the distribution of Kyivstar TV advertising.

The Agency Agreement has a term of five years and may be unilaterally terminated by either party in the event of a material breach that is not remedied within 30 days, or in exceptional circumstances justifying termination. If termination occurs on these grounds, the Agency Agreement shall be deemed terminated 12 months from the date the relevant termination notice is received by the other party.

Litigation and Other Proceedings

At any given time, we may be a party to regulatory proceedings or litigation or be subject to non-litigated claims arising out of the normal operations of our businesses. Other than as described below, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware. See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to Regulatory and Legal Matters — We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could harm our business.” For more information, please refer to Note 7 — Provisions and Contingent Liabilities of our audited combined financial statements included elsewhere in this proxy statement/prospectus.

As is customary for large corporations, we undergo routine tax and customs audits. In 2016, a claim was filed by the Ukraine Tax Authority alleging an additional charge of taxes and penalties resulting from a tax audit on our accounts for the years 2009 to 2014 as a result of our contractual relationship with Private Enterprise Wholesale Company Elbrus (“Elbrus”). The total claim by the tax authority amounts to approximately $33.9 million, and the case is pending in the court of first instance, awaiting the outcome of the criminal case against the ex-CEO of Elbrus.

Freezing and Unfreezing of Corporate Rights in Kyivstar

From October 6, 2023 through November 29, 2024, Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings initiated in Ukraine against Mikhail Fridman and which are unrelated to VEON or Kyivstar are in progress. After the announcement of the SSU, we received notification from our local custodian that the following percentages of the corporate rights in VEON’s subsidiaries had been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi. The freezing of these corporate rights prevented any transactions involving the shares of Kyivstar proceeding. We promptly challenged the freezing order in the Ukrainian courts. On October 30, 2023, VEON announced that two appeals had been filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskyi District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in Kyivstar, Kyivstar.Tech and Helsi Ukraine.

Subsequently, on November 29, 2024 the Shevchenkivskiyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar, 100% of VEON’s corporate rights in its “other Ukrainian subsidiaries”: Ukraine Tower Company, Kyivstar.Tech and Helsi (for which 69.99% was frozen by the Ukrainian courts). The decision fully removed the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on us and Ukraine Tower Company.

Blocking of Voting Rights of VEON in Kyivstar

In April 2024, the Ukrainian custodian of VEON’s shares in Kyivstar marked all VEON’s shares (including ones which were not subject to the freezing order) as non-voting. Although no sufficient explanation has been provided by the custodian, it is understood that there were two reasons for the action: (a) the freezing order (which is now lifted); and (b) sanctioned individual(s) being ultimate beneficiaries of Kyivstar or indirect owners of significant shareholdings in Kyivstar. The issue is ongoing as of the date of this proxy statement/prospectus.

KYIVSTAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of Kyivstar’s financial condition and results of operations should be read together with the combined financial statements and the related notes of VEON Holdings B.V., appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Kyivstar’s plans, objectives, expectations, projections, and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the “Risk Factors” section and elsewhere in this proxy statement/prospectus, Kyivstar’s actual results could differ materially from the results described in or implied by these forward-looking statements contained in the following discussion and analysis. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

All references in this section to “we,” “us,” “our,” or “Kyivstar” refer VEON Holdings B.V. and its subsidiaries, including JSC Kyivstar, which are presented in the VEON Holdings B.V. audited combined financial statements included in this proxy statement/prospectus.

Overview

We are a telecommunications and digital business, operating Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, as of December 31, 2024. We provide mobile, digital and fixed-line services to over 23 million mobile customers and over 1.1 million broadband subscribers as of December 31, 2024. For the year ended December 31, 2024 and the three months ended March 31, 2025, our profit for the period was $283 million and $44 million, respectively, and Adjusted EBITDA was $515 million and $140 million, respectively, reflecting our strong operational efficiency and continued profitability. In the same periods, our profit margin was 31% and 17%, respectively, and our Adjusted EBITDA Margin was 56% and 55%, respectively. Our margins and Adjusted EBITDA have remained strong through the war in Ukraine, due to our focus on customer retention and continuity of service during this period. See “— Key Performance Indicators and Non-IFRS Financial Measures” for a discussion of the basis of the presentation of the financial statements of Kyivstar included elsewhere in this proxy statement/prospectus and a description of our non-IFRS financial measures.

We were founded in 1994 under the name “Bridge,” and we were one of the first mobile networks in Ukraine. We initially focused on mobile services and, throughout the 2000s, we broadened our offerings by investing in mobile data services and modernizing our infrastructure to support the rollout of 3G and later 4G LTE networks. In 2005, already a leader in the Ukrainian telecom market, we were acquired by our former parent company, VEON (formerly VimpelCom).

We operate two related business lines: mobile telecommunications services and fixed-line telecommunications services, which accounted for 94% and 5% of our revenue for the year ended December 31, 2024, respectively, and 94% and 5% of our revenue for the three months ended March 31, 2025, respectively (with other revenue constituting approximately 1% of our revenue in each period). In our mobile telecommunications services business, we provide (1) mobile services, including voice, messaging and wireless internet, as well as (2) digital services, including (i) big data and technology services via our technology company, Kyivstar.Tech, (ii) a suite of self-service options through our self-service app, MyKyivstar, (iii) digital health services through Helsi and (iv) digital TV content on the Kyivstar TV platform in partnership with PLUS TV LLC. In our fixed-line telecommunications services business, we provide voice, data and internet services, including corporate internet access, fixed-line telephone, data transmission and fixed-mobile convergence, as well as internet-TV via FTTB network connections.

We provide services both to individual retail customers (our “B2C” customers) and to corporate customers (“B2B” customers). B2C customers are either on prepaid or post-paid contracts. As of December 31, 2024, approximately 76% of our B2C mobile customers were on prepaid contracts. Our B2B customers range from large enterprises to small- and medium-sized enterprises.

All of our compliance, internal audit, treasury, strategy and M&A functions are centralized, allowing for efficiency and synergies across our business. During the year ended December 31, 2024, we had over 4,000 employees, over 500 of whom were employed by Kyivstar.Tech.

We are also Ukraine’s largest mobile operator by number of subscribers. For the year ended December 31, 2024, we had over 47% of the market share based on the number of subscribers across Ukrainian network providers. We are also a leading provider in the B2B mobile market, with 11% of our active three-month subscribers being B2B customers as of December 31, 2024, approximately 8% being B2B large enterprise customers and 3% being small and medium enterprise customers.

In recent years, we have taken steps to diversify through strategic acquisitions. In August 2022, we acquired a controlling stake in Helsi, a digital healthcare platform based in Ukraine, and in May 2025, we increased our stake in Helsi from 69.99% to 97.99%. Additionally, in December 2022, we spun off Kyivstar.Tech into a separate technology company, which remains wholly owned by us. Our commitment to strategic growth continued with our acquisition of LanTrace, a regional fixed broadband provider, for $2 million in September 2024. Further, in April 2025, we acquired 97% of the shares in Uklon, a ride-hailing and delivery platform, for total consideration of $155.2 million. See “Business of Kyivstar and Certain Information about Kyivstar — Recent Developments.”

The Proposed Transactions

On March 18, 2025, Cohen Circle, the Seller, VEON Holdings, Kyivstar Group Ltd. and Merger Sub entered into the Business Combination Agreement, pursuant to which the parties thereto will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions and other terms relating to the Merger and the other transactions contemplated thereby.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will undertake a series of transactions pursuant to which, among other things (i) at the Sale Effective Time, the Seller will sell to Kyivstar Group Ltd. all of the issued and outstanding equity of VEON Holdings in exchange for the Kyivstar Group Ltd. Common Shares and the Seller Loan Note, whereby VEON Holdings will become a direct, wholly owned subsidiary of Kyivstar Group Ltd., and (ii) at the Merger Effective Time, the Parties intend to effect the Merger upon the terms and subject to the conditions of the Business Combination Agreement and the Plan of Merger and in accordance with the Companies Act, whereby on the Closing Date, Merger Sub shall be merged with and into Cohen Circle, with Cohen Circle continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of Kyivstar Group Ltd.

No later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Cohen Circle and the Seller may mutually agree in writing, the Closing will occur by electronic exchange of documents and the Merger will be consummated by the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised) of the Cayman Islands (the Merger becoming effective at such date the Plan of Merger is duly registered with the Cayman Registrar (or such later date as may be agreed by each of the Parties and specified in such Plan of Merger in accordance with the Companies Act); provided that the Merger may not occur prior to the first business day following the Sale, and may not occur on a Friday.

For more information about the transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Transaction Documents.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Significant Factors Affecting our Results of Operations

The War in Ukraine

The war in Ukraine has adversely impacted our operations. On February 24, 2022, Russian military forces invaded Ukraine, leading to a series of challenges that have adversely affected our results for the years ended December 31, 2023 and 2024. The adverse impact of full-scale war resulted in the loss of approximately 1.4 million mobile customers from January 2022 to December 2022, with a declining trend in subsequent years. In the period from January 2022 to December 2024, we experienced losses of up to 3.1 million subscribers, which was attributed to migration, loss of territories and technical subscriber base clean-up. We have also experienced destruction and damage of our infrastructure and recognized impairment losses from restoration and preventative measures as a result of the war, as further described below. We anticipate that our future results of operations will continue to be impacted due to several factors related to the war, including volatility in foreign currency exchange rates, partial damage to our sites, the loss and potential loss of some customers and the impact of sanctions and export control restrictions.

Additionally, the war led to a surge in certain commodity prices, such as wheat, oil and gas and other inflationary pressures, which have affected and may continue to affect our customers’ spending patterns. For example, our blended electricity tariff (the average price we pay for electricity) increased by 28.1% in 2023 and 27.3% in 2024. As of December 31, 2024, the increases in electricity prices, which are in line with Eastern European levels, have already been reflected in our margins because electricity constitutes one of our key cost items. We have also made substantial investments in network resilience during the years ended December 31, 2023 and 2024, which required substantial electricity consumption, thereby increasing both our consumption and associated costs. See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to the War in Ukraine — We have experienced, and may continue to experience, disruptions to our business, financial conditions and results of operation as a result of the war, including due to increased operating costs and damage to network infrastructure and assets.”

As of February 2025, the United Nations High Commissioner for Refugees estimated that approximately 6.8 million refugees from Ukraine have been recorded globally. In addition, Ukraine has sustained significant damage to its infrastructure and assets. These events and other war-related impacts had, and we expect will continue to have, a measurable impact on our customer base, their use and spending on our services. For further information, see “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to the War in Ukraine — We have seen and may continue to see changes in customer demand due to migration and population shifts.” While we carried war-related insurance in the year ended December 31, 2022 that we expect to cover part of the damages and mitigate some of the initial financial impact we sustained, since 2023, war-related coverage for Ukraine has become unavailable. In the years ended December 31, 2023 and 2024, we did not receive payment for our war-related insurance claim from 2022. Due to the uncertainty surrounding the timing and amount of any payout, we have not recognized any receivables in this respect in our financial statements for these periods.

We have also experienced a decline in revenue and profit margin from international mobile termination rates charged to Ukrainian customers due to the number of customers that have moved and continue to remain abroad relative to guest roamers (users from a different country who use our network while in Ukraine, for which we receive payment from their home mobile network operator). In addition, we have experienced a decline in revenue from our B2B customers as corporate spending on telecommunications decreased significantly following the onset of the war. EU policies regulating roaming charges for Ukrainians have also impacted our profit margins. The EU roaming policies were extended in April 2023 and continue to provide Ukrainians with access to free roaming areas. In June 2024, Ukrainian President Volodymyr Zelensky signed a law establishing a single roaming area with the EU, ensuring that Ukrainian mobile users can continue to use their devices in EU countries without additional charges and vice versa for EU visitors in Ukraine. Additionally, the European Commission has continued its efforts to integrate Ukraine into the EU roaming area, which could eliminate roaming charges for Ukrainian customers indefinitely throughout the EU, if adopted. While there is a potential for margin uplift if and when our subscribers return, we have introduced our “Roaming Like at Home” offering to retain our subscribers abroad, with approximately 1.2 million users utilizing the offer as of December 31, 2024. In addition to supporting customer retention, the offering generates revenue in hard currencies from international operators, which contributes to higher profit margins compared to revenues from our Ukrainian customer base.

We have also incurred maintenance expenses to repair and prevent further damage to our mobile and fixed-line telecommunications infrastructure in Ukraine. For the year ended December 31, 2024, costs related to security, fuel for diesel generators, batteries and mitigation measures amounted to approximately $45.3 million (UAH 1,866.8 million), compared to $22.5 million (UAH 822.0 million) for the year ended December 31, 2023. As of December 31, 2024, we and UTC have experienced partial destruction of our infrastructure in Ukraine, with about 5.3% of our combined telecommunication network damaged or destroyed, of which about 82% has been restored. As of December 31, 2024, approximately 6% of our current combined network remained non-functional and located in Russian-occupied territories. We recognized impairment losses of $3 million in the year ended December 31, 2024 from active network restoration in de-occupied territories and from a range of preventative measures we undertook in the event of further attacks on power infrastructure. We may need to record future impairment charges, which could be material, if the war continues or escalates or due to other related macroeconomic conditions. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges in ensuring that our network assets in Ukraine have a power source. As of December 31, 2024, we had installed approximately 2,600 additional generators and approximately 176,000 additional batteries to help ensure backup capacity.

Our results of operations have also been impacted by sanctions. In May 2024, JSC Kyivstar’s local custodian notified us that all of JSC Kyivstar’s shares had been blocked from voting and transferring, which prevented and continues to prevent any such transactions involving JSC Kyivstar’s shares. We and our parent company, VEON, continue to work with the local custodian to remove all restrictions on our corporate rights in JSC Kyivstar. Given the impact of the decision of the current custodian of JSC Kyivstar is limited to certain voting actions, such as changing JSC Kyivstar’s charter or appointing a local Ukrainian auditor, it does not critically impact our day-to-day operations, and we do not expect the restrictions to impact the Demerger. See further “Business — Litigation and Other Proceedings — Freezing of Corporate Rights in Kyivstar.”

Cyberattack in 2023

Since the war began, we have faced and expect to continue facing challenges in our performance in Ukraine, which will be exacerbated as the conflict continues. For example, on December 12, 2023, we announced that our network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of our network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming and SMS services, among others, for our customers in Ukraine and abroad. Our technical teams, working in collaboration with Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages, starting with voice and data connectivity. For more information, see “Business of Kyivstar and Certain Information about Kyivstar — Information Technology and Cybersecurity — Cyber-Attack in December 2023.”

After stabilizing the network, we immediately initiated a “customer appreciation” program to thank our customers for their loyalty, offering them one billing cycle of free services on select types of contracts, despite no legal obligation to do so. As a result of the incident and the “customer appreciation” program, there was a financial impact on our combined results, notably combined revenue, for the years ended December 31, 2023 and 2024, primarily due to foregone revenue. We estimate the impact of the incident and “customer appreciation” program offer on operating revenue for the years ended December 31, 2023 and 2024 was approximately $23 million and $46 million, respectively.

Foreign Currency Translation

Our combined financial statements are presented in U.S. dollars and in accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. Our results of operations are affected by increases or decreases in the value of the U.S. dollar or Ukrainian hryvnia. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when our trade receivables and trade payables are denominated in foreign currencies) and financing activities (when interest-bearing borrowings are denominated in foreign currencies). For example, our capital expenditures on equipment and software have increased significantly in the years ended December 31, 2023 and 2024 as these costs are denominated in hard currencies, such as euros. The depreciation of the Ukrainian hryvnia in the years ended December 31, 2023 and 2024 has further increased the cost of investing in critical infrastructure.

When the Ukrainian hryvnia depreciates against the U.S. dollar in a given period, our results expressed in U.S. dollars will be lower, even assuming consistent Ukrainian hryvnia revenue across the periods. The value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war in Ukraine, which resulted in the National Bank of Ukraine (“NBU”) fixing the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. In July 2022, the NBU devalued the Ukrainian hryvnia to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%. On October 3, 2023, the NBU transitioned to a managed flexible exchange rate regime, allowing the Ukrainian hryvnia’s value to fluctuate based on market conditions. This resulted in an average exchange rate of 40.16 Ukrainian hryvnia to one U.S. dollar for the year ended December 31, 2024. See “— Going Concern, Liquidity and Capital Resources — Quantitative and Qualitative Disclosures about Financial Risk — Foreign currency exposure.” The NBU is expected to continue to significantly limit exchange rate fluctuations, preventing both a significant weakening and a significant strengthening of the Ukrainian hryvnia, and we cannot be certain that the Ukrainian hryvnia will be pegged to the U.S. dollar at a later date.

To counteract the effects of the aforementioned risks, we engage in certain hedging strategies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory actions by a government with respect to its currency.

Macroeconomic Trends

We are affected by a broad range of international economic developments. Unfavorable economic conditions may significantly impact our customers’ spending patterns, both in terms of the products they subscribe to and their usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services, or that it will become more difficult for us to maintain our mobile customer base. For example, inflationary pressures are affecting customer purchasing power. Inflation may require us to charge higher prices that some customers may be unable to afford, potentially leading them to opt for lower-cost alternatives. Despite our significant investments in the modernization, restoration and strength of our network, we have seen limited growth in our ARPU in hard currency equivalent in recent years due to reduced customer purchasing power. In addition, economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance outstanding debt or meet unexpected financial requirements.

Further, the increasing prices of fossil fuels and rising inflation rates have had and are expected to continue to have broader adverse effects on the Ukrainian economy. Sustained high levels of inflation in Ukraine, in addition to deteriorating economic conditions as a result of the ongoing war with Russia, may create significant imbalances in the Ukrainian economy and undermine any efforts the government is taking to create conditions that support economic growth. This in turn may have an adverse impact on our results of operations. See “Risk Factors — Risks Related to the Business and Industry of Kyivstar — Risks Related to our Operations — The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.”

Outside of the ongoing war, we are exposed to other geopolitical developments. In particular, global economic markets have seen extensive volatility over the past few years as a result of events such as the outbreak of the COVID-19 pandemic, the war between Israel and Hamas, the escalation of the conflict between Israel and Iran and in the surrounding region, the closing of certain U.S. financial institutions by U.S. regulators from March 2023, the announcement by the United States of proposals for, or the imposition of, tariffs on certain non-U.S. goods and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains, distribution channels and financial and labor markets. The market disruption and volatility from these events have caused us to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability. Our profit margins during high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base.

Recent Acquisitions

From time to time, we undertake acquisitions, which may affect comparability of our results of operations across periods. Our decisions to engage in such transactions are opportunistic and subject to market conditions. For example, in April 2025, we acquired Uklon, a leading Ukrainian ride-hailing and delivery platform. Upon closing of the deal, we acquired 97% of Uklon shares for a total consideration of $155.2 million. In connection with the acquisition of Uklon, JSC Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. See “Business of Kyivstar and Certain Information about Kyivstar — Recent Developments.” Consummation of such transactions may have an effect on comparability of our results from one period to another.

In August 2022, we acquired 69.99% of Helsi, an IT e-health provider in Ukraine, which aimed to enhance our presence in the IT e-health sector, leveraging Helsi’s software, IT staff and expertise, for an aggregate cash consideration of $15 million. As part of the share purchase agreement, JSC Kyivstar entered into a symmetrical put and call option agreement for the remaining 30.01% interest in Helsi. As a result, on the acquisition date, we determined that we had a present ownership interest in the remaining 30.01% interest in Helsi and accounted for the put liability as part of the consideration transferred, and no non-controlling interest was recognized. Accordingly, the put option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in profit or loss. At the time of acquisition, the expected payout for this option was valued at $7 million, but as of December 31, 2023, it had increased to $11 million. The expected payout for the put option is included in our debt and derivatives, and the option itself is recorded under other investments at the discounted redemption amount, with a valuation of $9 million as of December 31, 2024. This change in valuation was due to an unwinding of interest amounting to $2 million included in finance costs, partially offset by a gain from change in fair value of put option liability amounting to $3 million, included in other non-operating gain/(loss) net, and gains from foreign currency translations amounting to $1 million. See “— Indebtedness.” In May 2025, we increased our stake in Helsi to 97.99%. See “Business of Kyivstar and Certain Information about Kyivstar — Recent Developments.”

In addition to our recent M&A transactions, in November 2024, we successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band at an auction held by the NCEC, investing UAH 1.43 billion ($34 million) in the Ukrainian economy through this spectrum acquisition as part of our joint intention with VEON to invest $1 billion in Ukraine between 2023 and 2027. See “— Intention to Invest in Ukraine” below.

Intention to Invest in Ukraine

In 2024, we and VEON announced our joint intention to invest $1 billion in Ukraine between 2023 and 2027 as a shared strategic initiative, focusing on several key areas to drive growth and innovation. We intend to deploy this investment through a variety of capital streams by Kyivstar and UTC, which is owned by VEON, including social investments in infrastructure and technological development, charitable donations and strategic acquisitions.

This strategy includes the development of our core business through network development, resilience, technological leadership, digitalization and development of our existing business lines, as well as M&A, specifically by driving digital revenue and building out our digital ecosystem via strategic acquisitions. See “Business of Kyivstar and Certain Information about Kyivstar — Our Strategies.” We expect to continue to pursue strategic, opportunistic acquisitions, which may impact the comparability of our results in future periods. See “— Recent Acquisitions.”

A significant portion of this strategy includes the expansion of our roaming and international interconnect businesses, which is important for generating cash in stable foreign currencies, such as euros. For example, as discussed above, in November 2024, we successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band at an auction held by NCEC, investing UAH 1.43 billion ($34 million) as part of this investment. As we continue to execute on these initiatives, we expect capital expenditures to remain elevated in the near term.

Expanding our Multiplay Strategy

The cornerstone of our growth strategy includes 4G-based growth in mobile connectivity, expanding our digital services and increasing customer spend across our complementary service portfolio (i.e., our multiplay strategy). The number of multiplay customers has grown in both relative and absolute terms, reaching approximately 6.1 million subscribers as of December 31, 2024, a 49% increase from 4.1 million in 2023. Our revenue from multiplay customers has grown approximately 46% between 2023 and 2024, from $179 million in the year ended December 31, 2023 to $260 million in the year ended December 31, 2024.

In addition, we have seen an upward trend in ARPU due to an increase in multiplay customers, with average monthly ARPU increasing from $2.90 for the year ended December 31, 2023 to $3.00 for the year ended December 31, 2024. This pursuit of growth by cross selling to our customers across our mobile connectivity and digital services has led to higher capital expenditures and increased spectrum acquisitions and renewals for the years ended December 31, 2023 and 2024, including as a result of investments into our network infrastructure.

Explanation of key line items in the historical combined statements of income

Service revenue

Service revenue includes revenue from airtime charges from contract/postpaid and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS include short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when our performance obligation is to arrange the provision of the services by another party (we act as an agent) and gross when we are primarily responsible for fulfilling the obligation to provide such services to the customer.

Revenue from services with a fixed term, including fixed-term tariff plans and monthly subscriptions, is recognized on a straight-line basis over time. For pay-as-you-use plans, in which the customer is charged based on actual usage, revenue is recognized on a usage basis. Some tariff plans allow customers to rollover unused services to the following period. For such tariff plans, revenue is generally recognized on a usage basis.

For contracts that include multiple service components, such as voice, text and data, revenue is allocated based on stand-alone selling price of each performance obligation. The stand-alone selling price for these services is usually determined with reference to the price charged per service under a pay-as-you-use plan to similar customers.

Upfront fees, including activation or connection fees, are recognized on a straight-line basis over the contract term. For contracts with an indefinite term, such as prepaid contracts, revenue from upfront fees is recognized over the average customer life.

Revenue from other operators, including interconnect and roaming charges, is recognized based on the price specified in the contract, net of any estimated retrospective volume discounts. Accumulated experience is used to estimate and provide for the discounts.

All service revenue is recognized over time as services are rendered when we act as a principal. Service revenue is recognized net of discounts, returns and value added taxes.

Service costs

Service costs consist primarily of interconnect and roaming costs.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of network and IT costs, personnel costs and customer associated costs in the years ended December 31, 2023 and 2024, with additional costs coming from facility and office supplies, taxes other than income taxes, consulting, professional and other services, losses on receivables and other costs contributing smaller amounts.

Depreciation

Property and equipment is stated at cost, net of any accumulated depreciation and accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life of our assets generally fall within the following ranges:

Class of property and equipment	Useful life
Telecommunication equipment	5 – 20 years
Buildings and constructions	5 – 30 years
Office and other equipment	2 – 8 years
Right-of-use assets	Equivalent lease term

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Where applicable, we have applied sale and leaseback accounting principles, whereas the right-of-use asset arising from the leaseback is measured at the proportion of the previous carrying amount of the asset that relates to our retained right of use. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

Amortization

Intangible assets acquired separately are carried at cost less accumulated amortization and impairment losses.

Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually and fall within the following ranges:

Class of intangible asset	Useful life
Telecommunications licenses, frequencies and permissions	3 – 20 years
Software	3 – 10 years
Brands and trademarks	3 – 15 years
Customer relationships	15 – 40 years
Other intangible assets	4 – 10 years

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

Finance costs

Finance costs consist of deferred and contingent consideration fair value adjustments, interest on loans, financing and debentures, fair value adjustments of subscription rights, other interest and expense, exchange variation (foreign exchange losses) and exposure premium expense.

Finance income

Finance income consists of income on financial investments, interest income and discounts obtained.

Net foreign exchange gain/(loss)

Net foreign exchange gain consists of the total gains or losses arising from currency exchange rate fluctuations affecting our foreign currency transactions and balances.

Results of operations

The following table sets out our results of operations for the two fiscal quarters ended March 31, 2025 and March 31, 2024:

	For the three months ended March 31
	2025	2024
	(USD in millions)
Service revenue	254	185
Other revenue	1	1
Total operating revenue	255	186
Service costs	(24)	(24)
Selling, general and administrative expenses	(91)	(69)
Depreciation	(31)	(31)
Amortization	(13)	(12)
Impairment, net	(2)	(1)
Operating profit	94	49
Finance costs	(21)	(21)
Finance income	7	8
Other non-operating gain/(loss), net	(1)	1
Net foreign exchange gain/(loss)	(21)	8
Profit before tax	58	45
Income taxes	(14)	(9)
Profit for the period	44	36

Comparison of the Three Months Ended March 31, 2025 and 2024

Services revenues

Services revenues increased by $69 million, or 37.3%, from $185 million for the three months ended March 31, 2024 to $254 million for the three months ended March 31, 2025. This increase was largely driven by the “customer appreciation” program deployed in the three months ended March 31, 2024 at a value of $46 million, which lowered revenue due to the provision of a free month of services to affected customers, enabling higher year-on-year growth in the three months ended March 31, 2025. In addition, revenue for the three months ended March 31, 2025 was higher due to repricing of customer offers launched in December 2024.

	For the three months ended March 31
	2025	2024
	(USD in millions)
Service revenue	254	185
Mobile	240	174
Fixed	14	11
Other revenue	1	1
Total operating revenue	255	186

Mobile service revenue includes postpaid (contract) and prepaid customer airtime charges, roaming and value-added services, such as messaging, mobile internet and data services. Mobile service revenue increased by $66 million, or 37.9%, from $174 million for the three months ended March 31, 2024 to $240 million for the three months ended March 31, 2025. This increase was largely driven by the “customer appreciation” program deployed in the three months ended March 31, 2024 at a value of $46 million, which lowered revenue due to the provision of a free month of services to affected customers, enabling higher year-on-year growth in the three months ended March 31, 2025. In addition, revenue for the three months ended March 31, 2025 was higher due to the repricing of customer offers launched in December 2024.

Fixed service revenue includes fixed-term tariff plans and monthly subscriptions. Fixed service revenue increased by $3 million, or 27.3%, from $11 million for the three months ended March 31, 2024 to $14 million for the three months ended March 31, 2025. This increase was driven by an increase in subscriber and a customer base modernization that allowed us to focus on higher value customers.

Other revenue

Other revenue remained at $1 million for the three months ended March 31, 2024 and 2025.

Total operating revenue

Total operating revenue increased by $69 million, or 37.1%, from $186 million for the three months ended March 31, 2024 to $255 million for the three months ended March 31, 2025. This increase was driven by the factors described above.

Service costs

Service costs remained at $24 million for the three months ended March 31, 2024 and 2025.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $22 million, or 31.9%, from $69 million for the three months ended March 31, 2024 to $91 million for the three months ended March 31, 2025. This increase was driven by an increase in technology expenses ($9 million) as a result of higher electricity tariffs, frequency fee indexation and additional frequencies acquired; higher human resources costs ($8 million) and higher consulting and professional services costs ($5 million).

Depreciation

Depreciation remained at $31 million for the three months ended March 31, 2024 and 2025.

Amortization

Amortization increased by $1 million, or 8.3%, from $12 million for the three months ended March 31, 2024 to $13 million for the three months ended March 31, 2025. This increase was driven by the acquisition of additional frequencies and software.

Impairment, net

Impairment, net increased by $1 million, or 100.0%, from $1 million for the three months ended March 31, 2024 to $2 million for the three months ended March 31, 2025. This increase was driven by an increase in obsolete equipment.

Operating profit

Operating profit increased by $45 million, or 91.8%, from $49 million for the three months ended March 31, 2024 to $94 million for the three months ended March 31, 2025. This increase was driven by an increase in total operating revenue and a decrease in operating costs.

Finance costs

Finance costs remained at $21 million for the three months ended March 31, 2024 and 2025.

Finance income

Finance income decreased by $1 million, or 12.5%, from $8 million for the three months ended March 31, 2024 to $7 million for the three months ended March 31, 2025. This decrease was driven by a decrease in deposit income.

Other non-operating gain/(loss), net

Other non-operating gain/(loss), net decreased by $2 million, or 200.0%, from a gain of $1 million for the three months ended March 31, 2024 to a loss of $1 million for the three months ended March 31, 2025. This decrease was driven by increased purchases of U.S. dollars on the open market.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) decreased by $29 million, or 362.5%, from a gain of $8 million for the three months ended March 31, 2024 to a loss of $21 million for the three months ended March 31, 2025. This decrease was driven by local currency devaluation in the three months ended March 31, 2025.

Profit before tax

Profit before tax increased by $13 million, or 28.9%, from $45 million for the three months ended March 31, 2024 to $58 million for the three months ended March 31, 2025. This increase was driven by an increase in total operating revenue and a decrease in operating costs.

Income taxes

Income taxes increased by $5 million, or 55.6%, from $9 million for the three months ended March 31, 2024 to $14 million for the three months ended March 31, 2025. This increase was driven by higher profitability in the three months ended March 31, 2025.

The following table sets out our results of operations for the two fiscal years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31
	2024	2023
	(USD in millions)
Service revenue	915	911
Other revenue	4	4
Total operating revenue	919	915
Other operating income	1	1
Service costs	(100)	(94)
Selling, general and administrative expenses	(305)	(284)
Depreciation	(118)	(127)
Amortization	(45)	(49)
Impairment, net	(3)	(1)
(Loss)/gain on disposal of non-current assets	(1)	2
Operating profit	348	363
Finance costs	(82)	(82)
Finance income	40	35
Other non-operating gain/(loss), net	2	(8)
Net foreign exchange gain	39	38
Profit before tax	347	346
Income taxes	(64)	(65)
Profit for the period	283	281

Comparison of Fiscal Years Ended December 31, 2024 and 2023

Services revenues

Services revenues increased by $4 million, or 0.4%, from $911 million for the year ended December 31, 2023 to $915 million for the year ended December 31, 2024. This increase was driven by data and digital consumption growth and subscriber base modernization initiatives.

	For the year ended December 31
	2024	2023
	(USD in millions)
Service revenue	915	911
Mobile	865	859
Fixed	50	52
Other revenue	4	4
Total operating revenue	919	915

Mobile service revenue increased by $6 million, or 0.7%, from $859 million for the year ended December 31, 2023 to $865 million for the year ended December 31, 2024. This increase was driven by data and digital consumption growth and subscriber base modernization initiatives.

Fixed service revenue decreased by $2 million, or 3.8%, from $52 million for the year ended December 31, 2023 to $50 million for the year ended December 31, 2024. This decrease was driven by foreign exchange rate effects due to UAH devaluation, as mobile revenue increased in local currency.

Other revenue

Other revenue remained at $4 million for the years ended December 31, 2023 and 2024.

Total operating revenue

Total operating revenue increased by $4 million, or 0.4%, from $915 million for the year ended December 31, 2023 to $919 million for the year ended December 31, 2024. This increase was driven by an increase in service revenue.

Other operating income

Other operating income remained at $1 million for the years ended December 31, 2023 and 2024.

Service costs

Service costs increased by $6 million, or 6.4%, from $94 million for the year ended December 31, 2023 to $100 million for the year ended December 31, 2024. This increase was driven by higher international interconnect traffic and higher rate payments to other operators.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $21 million, or 7.4%, from $284 million for the year ended December 31, 2023 to $305 million for the year ended December 31, 2024. This increase was driven higher technology costs ($16 million increase), higher human resources costs ($3 million increase) and higher professional services and consulting costs ($9 million increase), partially offset by lower facility and office supply costs ($7 million decrease).

Depreciation

Depreciation decreased by $9 million, or 7.1%, from $127 million for the year ended December 31, 2023 to $118 million for the year ended December 31, 2024. This decrease was driven by a devaluation of local currency.

Amortization

Amortization decreased by $4 million, or 8.2%, from $49 million for the year ended December 31, 2023 to $45 million for the year ended December 31, 2024. This decrease was driven by a devaluation of local currency.

Impairment, net

Impairment, net increased by $2 million, or 200.0%, from $1 million for the year ended December 31, 2023 to $3 million for the year ended December 31, 2024. This increase was driven by impairment reversal on right-of-use assets and telecommunications equipment in the year ended December 31, 2023.

(Loss)/gain on disposal of non-current assets

Gain on disposal of non-current assets decreased by $3 million, or 150.0%, from a gain of $2 million for the year ended December 31, 2023 to a loss of $1 million for the year ended December 31, 2024. This decrease was driven by gains related to passive infrastructure sales to UTC finalized in 2023, and acquisitions of U.S. dollar currencies in the open market in 2024.

Operating profit

Operating profit decreased by $15 million, or 4.1%, from $363 million for the year ended December 31, 2023 to $348 million for the year ended December 31, 2024. This decrease was driven by the factors described above.

Finance costs

Finance costs remained at $82 million for the years ended December 31, 2023 and 2024.

Finance income

Finance income increased by $5 million, or 14.3%, from $35 million for the year ended December 31, 2023 to $40 million for the year ended December 31, 2024. This increase was driven by a significant increase in investments in government bonds in 2024.

Other non-operating gain/(loss), net

Other non-operating gain/(loss), net increased by $10 million, or 125.0%, from a loss of $8 million for the year ended December 31, 2023 to a gain of $2 million for the year ended December 31, 2024. This increase was driven by a revaluation of the Helsi put option liability ($3 million decrease) and a decrease in losses on purchase and sale of foreign currency for purchase of government bonds.

Net foreign exchange gain

Net foreign exchange gain increased by $1 million, or 2.6%, from $38 million for the year ended December 31, 2023 to $39 million for the year ended December 31, 2024.

Profit before tax

Profit before tax increased by $1 million, or 0.3%, from $346 million for the year ended December 31, 2023 to $347 million for the year ended December 31, 2024. This increase was driven by the factors described above.

Income taxes

Income taxes decreased by $1 million, or 1.5%, from $65 million for the year ended December 31, 2023 to $64 million for the year ended December 31, 2024.

Key Performance Indicators and Non-IFRS Financial Measures

Non-IFRS Financial Measures

We also manage our business by tracking Adjusted EBITDA, Adjusted EBITDA Margin and capital expenditures excluding licenses and rights of use (“Capex excl. licenses and ROU”), which each constitute non-IFRS financial measures. We believe these measures are useful to investors in evaluating our operating performance. We use non-IFRS measures in addition to our results determined in accordance with IFRS in order to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that these measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries because they provide consistency and comparability with past financial performance. Our computation of Adjusted EBITDA, Adjusted EBITDA Margin and Capex excl. licenses and ROU may not be comparable to other similarly entitled measures computed by other companies.

We do not consider Adjusted EBITDA, Adjusted EBITDA Margin or and Capex excl. licenses and ROU in isolation or as alternatives to financial measures determined in accordance with IFRS. Investors are encouraged to review these measures and their respective reconciliations to the most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business.

We define Adjusted EBITDA as earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, net foreign exchange gain and other non-operating gains/losses, net.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total operating revenue.

We define Capex excl. licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets.

The following table presents the reconciliation of profit for the period to Adjusted EBITDA and purchases of property, plant and equipment to Capex excl. licenses and ROU for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
	(USD in millions)
Profit for the period	44	36	283	281
Income taxes	14	9	64	65
Profit before tax	58	45	347	346
Net foreign exchange loss/(gain)	21	(8)	(39)	(38)
Other non-operating loss/(gain)	1	(1)	(2)	8
Finance income	(7)	(8)	(40)	(35)
Finance costs	21	21	82	82
Loss/(gain) on disposal of non-current assets	—	—	1	(2)
Impairment loss	2	1	3	1
Amortization	13	12	45	49
Depreciation	31	31	118	127
Adjusted EBITDA	140	93	515	538
Profit margin	17%	19%	31%	31%
Adjusted EBITDA Margin	55%	50%	56%	59%
	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
	(USD in millions)
Purchases of property, plant and equipment	85	40	237	207
Purchases of intangible assets	9	9	94	50
Less: Additions in licenses	—	—	35	—
Less: Right-of-use assets	43	24	75	102
Capex excl. licenses and ROU	51	25	221	155

Adjusted EBITDA, Adjusted EBITDA Margin and Capex excl. licenses and ROU are non-IFRS financial measures that are used by our management to measure and evaluate our internal operating performance. The components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated. However, a limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.

The components of Capex excl. licenses and ROU include core capital expenditures. However, a limitation of the use of Capex excl. licenses and ROU as a performance measure is that it does not capture long-lived assets acquired in business combinations.

We may incur future expenses similar to those excluded when calculating Adjusted EBITDA, Adjusted EBITDA Margin and Capex excl. licenses and ROU. In addition, our presentation of these measures should not be construed as an inference that our future results will not be affected by unusual or non-recurring items.

Key Performance Indicators

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Doubleplay 4G customers	6,190,506	6,661,541	5,596,753	7,042,184
Mobile ARPU	$3.37	$2.39	$3.00	$2.90
Mobile customers	22,685,397	23,861,405	23,009,719	23,910,607
Multiplay customers	6,119,685	4,348,871	6,149,846	4,094,242
Total digital monthly active users	10,291,620	7,743,958	10,572,761	8,159,305

Doubleplay 4G customers

Doubleplay 4G customers are mobile customers who used both our voice and data services over 100 MB via 4G (LTE) technology at any time during the one month prior to such measurement date.

Mobile ARPU

Mobile ARPU measures the monthly average revenue per mobile user. We calculate Mobile ARPU by dividing our mobile service revenue (excluding guest roaming revenue, international interconnection revenue, revenue received from Ukraine Tower Company and revenue from Helsi and our big data and cloud services) during the relevant period by the average number of our mobile customers during the period and dividing by the number of months in that period. Prior to the year ended December 31, 2024, all digital services revenue was included in the revenue used to calculate mobile ARPU.

Mobile customers

Mobile customers are customers in the registered customer base as of a given measurement date who engaged in a revenue-generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems.

Multiplay customers

Multiplay customers are doubleplay 4G customers who also used one or more of our digital products at any time during the one month prior to such measurement date.

Total digital monthly active users

Total digital monthly active users (“MAU”) is a gross total cumulative MAU of applications offered. Under this metric, a single individual who is active in more than one application is counted as a separate MAU under each such application, such that the total digital MAUs may include individuals being counted more than once.

Going Concern, Liquidity and Capital Resources

Going Concern

As of the date of this proxy statement/prospectus, most of our employees remain in Ukraine, while millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.

The ongoing war in Ukraine, the sanctions imposed on Russia by various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the war, sanctions and such responses continue or escalate, will continue to negatively impact, aspects of our operations and results. See “— Significant Factors Affecting our Results of Operation — The War in Ukraine.”

Our audited combined financial statements have been prepared on a going concern basis. In accordance with IAS 1, we have determined that the aforementioned conditions and events, considered in the aggregate, may raise substantial doubt about our ability to continue as a going concern for at least 12 months after the date these combined financial statements were authorized for issuance. We expect the actions we have taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential sanctions, as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, we concluded that a material uncertainty remains related to events or conditions that may raise substantial significant doubt on our ability to continue as a going concern, such that we may be unable to realize our assets and discharge our liabilities in the normal course of our business.

Liquidity and Capital Resources

Our ability to generate sufficient cash for our ongoing operations depends on our operating performance, which in turn depends, to some extent, on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as other factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors.”

As of December 31, 2023, we had working capital of $439 million, compared to working capital of $321 million as of December 31, 2024. Working capital is defined as current assets less current liabilities. The decrease in working capital was primarily driven by the maturity profile of the 2025 bonds and a reduced amount of investment in government bonds which were offset by an increase in cash and cash equivalents and the reclassification of the Seller loan receivable from non-current to current assets. Our working capital is monitored on a regular basis by management. We believe our cash, cash equivalents, short-term deposits and short-term investments, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this proxy statement/prospectus.

Our primary sources of liquidity are the cash flow generated by our operations. We believe that this liquidity structure allows us to sustain fluctuations in cash flow development. Liquidity inflows and outflows of business entities are monitored and coordinated centrally by our corporate treasury department. For the three months ended March 31, 2025, our cash and cash equivalents included cash of $10 million retained by VEON Holdings in accordance with the Demerger and $213 million held by VEON Holdings to cover the estimated repayment of the 2025 Bonds in combination with the related party loan receivable due from VEON Amsterdam B.V. For the year ended December 31, 2024, our cash and cash equivalents included cash of $10 million retained by VEON Holdings in accordance with the Demerger and $235 million held by VEON Holdings to cover the estimated repayment amount of the 2025 Bonds. On April 9, 2025, VEON Holdings repaid the April 2025 Bonds for $472 million.

Cash Flows

The following table summarizes our cash flow statements for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023.

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024	Year ended December 31, 2023
	(USD in millions)
Net cash flows from operating activities	128	83	430	413
Net cash flows used in investing activities	(64)	(103)	(132)	(327)
Net cash flows used in financing activities	(30)	(7)	(37)	(88)
Net foreign exchange difference	4	(3)	(12)	(5)
Cash and cash equivalents at beginning of period	674	425	425	432
Cash and cash equivalents at end of period	712	395	674	425

Net cash flows from operating activities

Net cash flows from operating activities increased by $45 million, or 54.2%, from $83 million for the three months ended March 31, 2024 to $128 million for the three months ended March 31, 2025. This increase was driven by the “customer appreciation program” deployed in the three months ended March 31, 2024 at a value of $46 million, which lowered revenue due to the provision of a free month of services to affected customers, enabling higher year-on-year growth in the three months ended March 31, 2025.

Net cash flows from operating activities increased by $17 million, or 4.1%, from $413 million for the year ended December 31, 2023 to $430 million for the year ended December 31, 2024. This increase was driven by predominantly by lower operating cash inflows in 2024 due to the effects of the cyber attack in December 2023.

Net cash flows used in investing activities

Net cash flows used in investing activities decreased by $39 million, or 37.9%, from $103 million for the three months ended March 31, 2024 to $64 million for the three months ended March 31, 2025. This decrease was driven by higher cash inflows from maturity of government bonds ($57 million increase), partially offset by higher capex, including expenditures on property, plant and equipment and intangible assets ($18 million increase).

Net cash flows used in investing activities decreased by $195 million, or 59.6%, from $327 million for the year ended December 31, 2023 to $132 million for the year ended December 31, 2024. This decrease was driven by higher cash inflows from maturity of government bonds ($293 million increase), partially offset by the acquisition of spectrum licenses for $35 million and other capital investments of $63 million.

Net cash flows used in financing activities

Net cash used in financing activities increased by $23 million, or 328.6%, from $7 million for the three months ended March 31, 2024 to $30 million for the three months ended March 31, 2025. This increase was driven by the purchase of VEON Ltd. shares executed by VEON Holdings B.V. under the VEON Ltd. share repurchase program.

Net cash flows used in financing activities decreased by $51 million, or 58.0%, from $88 million for the year ended December 31, 2023 to $37 million for the year ended December 31, 2024. This decrease was driven by a decrease in repayment of debt.

Indebtedness

We held the following outstanding debt and derivatives liabilities as of March 31, 2025 and December 31, 2024 and 2023.

	As of March 31, 2025	As of December 31,
		2024	2023
	(USD in millions)
At discounted redemption amount
Put option liability	10	9	11
Total at discounted redemption amount	10	9	11
At amortized cost
Bonds	604	585	597
Interest accrued on bonds	13	6	5
Loans received from subsidiaries of the Seller	—	—	4
Lease liabilities	333	294	281
Total at amortized cost	950	885	887
Total debt and derivatives	960	894	898
Non-current	252	225	815
Current	708	669	83

Our derivative instruments at discounted redemption amount relate to our Helsi put option, which amounted to $11 million for the year ended December 31, 2023, $9 million for the year ended December 31, 2024 and $10 million for the three months ended March 31, 2025. As of March 31, 2025 and December 31, 2024, we held call and put options issued under an option agreement with non-controlling shareholders of Helsi Ukraine dated August 9, 2022. These options grant their holders the right to demand the sale/purchase of 30.01% of shares held by non-controlling shareholders for variable consideration in the future. See “— Significant Factors Affecting our Results of Operations — Recent Acquisitions.”

In the year ended December 31, 2023, the loan received from the Seller reflected the amount of a related party loan received to repay the two 2025 Bonds, and we expect each of the 2025 Bonds will be repaid prior to their respective maturity dates prior to the consummation of the Business Combination. See “The Business Combination Agreement and Transaction Documents.”

In the year ended December 31, 2023, we fully prepaid all of our remaining external bank debt which included a UAH 1,400 million ($38 million) loan with Raiffeisen Bank and UAH 760 million ($21 million) loan with OTP Bank. In addition, we paid interest on the 2025 Bonds amounting to $26 million.

On March 27, 2025, VEON Holdings, as the original borrower, the Seller, as the original guarantor, and certain financial institutions entered into a term loan facility agreement (the “Loan Agreement”). The Loan Agreement provides for a $210 million term loan facility. Upon the completion of the Demerger on April 8, 2025 and an accession deed under the Loan Agreement, all obligations of VEON Holdings under the Loan Agreement ceased to be obligations of VEON Holdings and were transferred, by operation of law, to VEON MidCo B.V., a subsidiary of VEON Ltd. and an entity not affiliated with Kyivstar Group Ltd., VEON Holdings or its subsidiaries. As of the completion of the Demerger on April 8, 2025, VEON Holdings had no further obligations under, and ceased being a party to, the Loan Agreement. See “Business of Kyivstar and Certain Information about Kyivstar — Recent Developments” for additional information about the Demerger.

Cash Subject to Currency and Contractual Restrictions

The ongoing war in Ukraine has impaired our ability to make cash transfers into and out of Ukraine. In Ukraine, more stringent capital controls were introduced by the NBU on February 24, 2022 in connection with the declaration of martial law, which generally prohibit JSC Kyivstar and its subsidiaries from making any interest or dividend payments to Kyivstar Group Ltd. and transferring foreign currency to entities outside of Ukraine unless such payments fall under a limited set of statutory exemptions. The capital controls are expected to last for the duration of the application of martial law, and it is uncertain whether they will be relaxed by the NBU when martial law ends. Currently, it is not possible to predict how long the martial law in Ukraine will last as it has been extended every 90 days since February 2022. However, as of May 13, 2024, the NBU has permitted Ukrainian companies to pay dividends accrued for the calendar year 2024 to their foreign investors abroad. Investors can repatriate dividends up to the equivalent of €1 million per calendar month. We have not historically, and we currently do not plan to, take advantage of this exemption.

Future Liquidity and Capital Requirements

We have capital commitments for the future purchase of intangible assets and no other guarantees or contingent liabilities. For the years ended December 31, 2023 and 2024, our total capital commitments were $15 million and $47 million, respectively. We have no other incremental commitments, guarantees or contingent liabilities.

Our ability to generate revenue is dependent upon the operation of the wireless telecommunications networks authorized under our various licenses for GSM-900/1800, “3G” (UMTS/WCDMA) mobile radiotelephone communications services and “4G” (LTE). Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures and number of base stations to be fulfilled within a certain timeframe. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations or cash flows. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

The table below shows our financial liabilities as of March 31, 2025 by their remaining contractual maturity. The amounts disclosed in the maturity table are the contractual undiscounted cash flows, including gross lease obligations (before deducting future finance charges). Such undiscounted cash flows differ from the amount included in the statement of financial position because the statement of financial position amount is based on discounted cash flows. See “The Business Combination Agreement and Transaction Documents.”

As of December 31, 2024 (USD in millions)	Demand and less than 3 months	3 months to 12 months	12 months to 5 years	More than 5 years	Total
Bond liabilities principal amount	—	585	—	—	585
Bond liabilities	—	6	—	—	6
Lease liabilities	20	62	305	74	461
Trade and other payables	110	—	—	—	110
Customer associated financial liabilities	29	—	—	—	29
Loans	—	8	—	—	8
Total financial liabilities	159	661	305	74	1,199

For more information on our financial liabilities and other commitments please refer to Note 7 — Provisions and Contingent Liabilities and Note 10 — Property and Equipment of our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Financial Risks

General

We are exposed to credit risks, foreign currency exposure and liquidity risks due to the use of financial instruments. The financial instruments comprise cash and cash equivalents, current financial investments, and other current financial assets. We also have various other financial instruments, such as trade payables and trade receivables, prepaid credit balances that are refundable to customers or can be used as currency to purchase items from other suppliers, which arise directly from its operations. For more information, please refer to Note 16 — Financial Risk Management of our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities, primarily in respect of trade receivables, and from our treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments.

Financial instruments, which potentially expose us to significant concentrations of credit risk, consist principally of cash in bank, short-term deposits, and trade and other receivables. Our maximum credit risk exposure as of March 31, 2025 was $1,257 million and comprised cash and cash equivalents, a loan receivable from the Seller, security deposits and cash collateral, trade and other receivables, current financial investments and financial assets at fair value.

Our cash and deposits are primarily held in banks located in Ukraine. As of March 31, 2025, 55% of cash and cash equivalents were held in three banks. The cash and cash equivalents retained by Cohen Circle in accordance with the Demerger relates to bank accounts of VEON.

In addition, our analysis by credit quality of cash and cash equivalents is based on credit ratings as published by the credit rating agency Fitch Ratings Inc. (“Fitch”). For cash and cash equivalents, we assessed our expected credit loss based on Fitch’s rating for rated banks and based on the sovereign rating of Ukraine. Based on our assessment, we concluded that the identified impairment loss was immaterial.

Further, our accounts receivable are presented net of allowances. We do not require collateral for trade receivables, and we have a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed for all customers requiring credit over a certain amount. Credit risk arising from financial transactions is reduced through diversification, accepting counterparties with high credit ratings only and defining limits on aggregated credit exposure towards each counterparty. Our credit risk exposure is monitored and analyzed on a case-by-case basis, and we believe that credit risk is appropriately reflected in impairment allowances recognized against assets.

Our maximum exposure to credit risk for the components of the statement of financial position at March 31, 2025 and December 31, 2024 is the carrying amount.

Foreign currency exposure

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when our trade receivables and trade payables are denominated in foreign currencies) and financing activities (when interest-bearing borrowings are denominated in foreign currencies).

The exchange rates for foreign currencies, in which our financial assets and liabilities were denominated, against Ukrainian hryvnia, as declared by the NBU as of the dates and periods stated, are as follows:

(in millions)	USD	EUR
December 31, 2023	37.982	42.208
Average for 2024	40.159	43.459
December 31, 2024	42.039	43.926
March 31, 2025	41.479	44.747

The following table demonstrates the sensitivity to a possible change in exchange rates against the U.S. dollar and euro with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The tables show the effect on our profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives). Our exposure to foreign currency changes for all other currencies is not material.

As of December 31, 2024	Increase/ (decrease) in %	Increase/ (decrease) of profit before tax	Increase/ (decrease) of net investment
Change in USD exchange rate	+10.00	34	28
Change in the EUR exchange rate	+10.00	11	9
Change in USD exchange rate	-1.00	(3)	(3)
Change in the EUR exchange rate	-1.00	(1)	(1)

Liquidity risk

Liquidity risk is the risk we encounter in meeting the obligations associated with our financial liabilities. We analyze the aging of our assets and the maturity of our liabilities and plan our liquidity depending on the expected repayment of various instruments. Our short-term and long-term liquidity needs are funded largely through cash flow from operating activities.

Total financial liabilities include our 2025 Bonds, which we expect will be legally settled by VEON Holdings at or before their maturity dates in April 2025 and June 2025 prior to the Business Combination being completed. These financial liabilities reflect principal amount of $585 million and accrued interest of $6 million as of December 31, 2024. We will retain a combination of cash and intercompany loan receivable due from the Seller, which, in aggregate, will fully amount to the repayment of the 2025 Bonds at or before their maturity dates. As of December 31, 2024, the estimated cash and intercompany receivables amount to $235 million and $363 million, respectively. In the case of any changes to the 2025 Bonds liability, primarily resulting from fluctuations in foreign currency exchange rates, we expect the Seller will provide additional funding via an intercompany loan, if required. Hence, no liquidity exposure is expected to arise from the financial liabilities relating to 2025 Bonds. On April 9, 2025, VEON Holdings repaid the April 2025 Bonds for $472 million.

Off-Balance Sheet Arrangements

As of March 31, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Critical Accounting Estimates

We prepare our combined financial statements in conformity with IFRS. The preparation of these combined financial statements required us to apply accounting policies and methodologies based on complex and subjective judgments, as well as estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in these combined financial statements. The final amounts for items for which estimates and assumptions were made in the combined financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based. For a discussion of our accounting policies please refer to Note 19 — Significant Accounting Policies to our audited combined financial statements included elsewhere in this proxy statement/prospectus for a detailed discussion of our critical accounting estimates and key judgments. The accounting policies adopted in the preparation of our interim condensed combined financial statements as of and for the three months ended March 31, 2025 are consistent with those followed in the preparation of our audited annual combined financial statements as of and for the year ended December 31, 2024.

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact our financial position and results of operations please refer to Note 19 — Significant Accounting Policies to our audited combined financial statements included elsewhere in this proxy statement/prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

BUSINESS OF COHEN CIRCLE AND CERTAIN INFORMATION ABOUT COHEN CIRCLE

Overview

Cohen Circle is a blank check company incorporated under the name ‘FTAC Artemis Acquisition Corp.’ on October 26, 2021 as a Cayman Islands exempted company limited by shares for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which Cohen Circle refers to throughout this proxy statement/prospectus as its initial business combination. Cohen Circle has neither engaged in any operations nor generated any revenue to date. Based on Cohen Circle’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting solely of cash and/or cash equivalents.

Cohen Circle is not presently engaged in and Cohen Circle will not engage in, any substantive commercial business until it completes the Business Combination with Kyivstar or another target business.

Cohen Circle’s principal executive offices are located 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, and its telephone number is (215) 701-9555.

Initial Public Offering

On October 15, 2024, Cohen Circle consummated the sale of 23,000,000 Cohen Circle Units, including the exercise in full by the underwriters of an option to purchase up to 3,000,000 Cohen Circle Units at the offering price to cover over-allotments. The Cohen Circle Units were sold at a price of $10.00 per Cohen Circle Units, generating gross proceeds to Cohen Circle of $230,000,000. Each Cohen Circle Units consists of one Cohen Circle Class A Ordinary Share, and one-third of one redeemable warrant of the Cohen Circle, with each whole Cohen Circle Warrant entitling the holder thereof to purchase one Cohen Circle Class A Ordinary Share for $11.50 per share.

Simultaneously with the consummation of the initial public offering, the Cohen Circle consummated the issuance and private sale of 715,000 Cohen Circle Private Placement Units in the Cohen Circle Private Placement at a price of $10.00 per Cohen Circle Private Placement Unit, generating gross proceeds of $7,150,000. The Cohen Circle Private Placement Units were purchased by Cantor (270,000 Cohen Circle Private Placement Units) and one of the Cohen Circle’s sponsors, Cohen Circle Sponsor I, LLC (445,000 Cohen Circle Private Placement Units). The Cohen Circle Private Placement Warrants included in the Cohen Circle Private Placement Units are identical to the Cohen Circle Warrants included in the initial public offering Cohen Circle Units.

A total of $231,150,000 of the net proceeds from the initial public offering and the Private Placement (which includes $9,800,000 of the Underwriters’ deferred discount) were placed in a trust account established for the benefit of Cohen Circle’s public shareholders, with Continental Stock Transfer & Trust Company acting as trustee. Except for the withdrawal of interest earned on the funds to pay taxes (or up to $100,000 for dissolution expenses if a business combination is not consummated), none of the funds held in the Trust Account will be released until the earlier of (i) the completion of Cohen Circle’s initial business combination, (ii) the redemption of Cohen Circle’s public shares if it is unable to complete its initial business combination within 24 months from the closing of the initial public offering (or by such earlier liquidation date as Cohen Circle’s board of directors may approve), subject to applicable law, and (iii) the redemption of Cohen Circle’s public shares properly submitted in connection with a shareholder vote to amend Cohen Circle’s Second Amended and Restated Memorandum and Articles of Association to modify the substance or timing of its obligation to redeem 100% of Cohen Circle’s public shares if it has not consummated an initial business combination within 24 months from the closing of the initial public offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity.

The Cohen Circle Private Placement Units trade on Nasdaq under the symbol “CCIRU,” and each of the Cohen Circle Class A Ordinary Shares and Cohen Circle Private Placement Warrants that are separated will trade on Nasdaq under the symbols “CCIR” and “CCIRW,” respectively.

Effecting Cohen Circle’s Business Combination

Fair Market Value of Target Business

Nasdaq listing rules require that Cohen Circle’s initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of Cohen Circle’s signing a definitive agreement in connection with its initial business combination. This is referred to as the 80% of net assets test.

The Cohen Circle Board has determined that the proposed Business Combination with Kyivstar meets the 80% net assets test. Northland, in its opinion (the “Opinion”), stated that, subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, Kyivstar Group has a fair market value equal to at least eighty percent (80%) of the balance of funds in the Trust Account (excluding taxes payable).

Voting Obligations in Connection with the Cohen Circle EGM

The Cohen Circle EGM to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination, which would constitute the initial business combination of Cohen Circle under the terms of its charter. Unlike many other blank check companies, Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments. Pursuant to the Sponsor Agreement, the Sponsors have agreed to vote its respective Founder Shares (together with any other equity securities of Cohen Circle owned by them) in favor of the Business Combination.

As of the Record Date, the Sponsors owned approximately           % of the issued and outstanding Cohen Circle Ordinary Shares (including            Founder Shares).

Redemption Rights for Public Shareholders upon Completion of the Business Combinations

Cohen Circle is providing its Public Shareholders with the opportunity to redeem all or a portion of their Cohen Circle Class A Ordinary Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing Date, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount Cohen Circle will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions Cohen Circle will pay to the underwriters. Cohen Circle’s sponsors, officers and directors have entered into a letter agreement with Cohen Circle, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, placement shares and any public shares they may hold in connection with the completion of Cohen Circle’s initial business combination. However, Cohen Circle’s sponsors, officers and directors will be entitled to redemption rights with respect to any public shares held by them if Cohen Circle fails to consummate a business combination or liquidate within the completion window. The non-managing sponsor investors are not required to (i) hold any units, Class A Ordinary Shares or public warrants they may purchase in its initial public offering or thereafter for any amount of time, (ii) vote any Class A Ordinary Shares they may own at the applicable time in favor of Cohen Circle’s initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of Cohen Circle’s initial business combination. The non-managing sponsor investors will have the same rights to the funds held in the Trust Account with respect to the Class A Ordinary Shares underlying the units they may purchase in its initial public offering as the rights afforded to Cohen Circle’s other public shareholders. However, if the non-managing sponsor investors hold any Cohen Circle Securities at the time of the Cohen Circle EGM, then the non-managing sponsor investors will potentially have different interests than Cohen Circle’s other public shareholders in approving the initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of Founder Shares.

For illustrative purposes, as of           , 2025, the amount in the Trust Account was approximately $           million, or approximately $           per Public Share.

The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the Business Combination with respect to Cohen Circle Warrants. Further, Cohen Circle will not proceed with redeeming the Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if the Business Combination does not close. Initial Shareholders and each member of Cohen Circle’s management team have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the Business Combination and the Transactions. The Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price applicable to Public Shares that are redeemed.

For more information regarding redemption rights in connection with the Business Combination and the procedures to be followed if you wish to redeem your shares for cash in connection with the Business Combination, see the section in this proxy statement/prospectus entitled “The Extraordinary General Meeting of Cohen Circle — Redemption Rights.”

Limitation on Redemptions

Notwithstanding the foregoing, if Cohen Circle seeks shareholder approval of an initial business combination and it does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, Cohen Circle’s amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares. Cohen Circle believes this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force Cohen Circle or its sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in its initial public offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by Cohen Circle or its sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting Cohen Circle’s shareholders’ ability to redeem no more than 15% of the shares sold in its initial public offering, Cohen Circle believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block its ability to complete an initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that Cohen Circle have a minimum net worth or a certain amount of cash. However, Cohen Circle would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against an initial business combination. Cohen Circle’s sponsor, officers and directors have, pursuant to a letter agreement they have entered into, waived their right to have any Founder Shares, placement shares or public shares held by them redeemed in connection with an initial business combination. Unless any of Cohen Circle’s other affiliates acquires Founder Shares through a permitted transfer from an initial shareholder, and thereby becomes subject to the letter agreement, no such affiliate is subject to this waiver. However, to the extent any such affiliate acquires public shares through open market purchases, it would be a public shareholder and restricted from seeking redemption rights with respect to any Excess Shares. Cantor will have the same redemption rights as a public shareholder with respect to any public shares it acquires.

Redemption of Cohen Circle Class A Ordinary Shares and Liquidation if No Initial Business Combination

The Cohen Circle Articles provide that Cohen Circle has only 24 months from the closing of its initial public offering to complete its initial business combination. If Cohen Circle is unable to complete its initial business combination within such completion window, Cohen Circle will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Cohen Circle’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to Cohen Circle’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Cohen Circle’s Warrants, which will expire worthless if it fails to complete an initial business combination within the 24-month period.

Cohen Circle’s sponsor, its officers and directors, and Cantor have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and placement shares, as applicable, if Cohen Circle fails to complete an initial business combination within the completion window. However, if Cohen Circle’s sponsor, officers or directors acquire public shares through open market purchases, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Cohen Circle fails to complete an initial business combination within the completion window. Cantor will have the same redemption rights as a public shareholder with respect to any public shares they acquire.

Cohen Circle’s sponsor, officers and directors have agreed, pursuant to a written letter agreement, that they will not propose any amendment to its amended and restated memorandum and articles of association that would (i) modify the substance or timing of Cohen Circle’s obligation to redeem 100% of its public shares if it does not complete an initial business combination within the completion window or (ii) with respect to the other provisions relating to shareholders’ rights or pre-business combination activity, unless Cohen Circle provides its public shareholders with the opportunity to redeem their Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. If this optional redemption right is exercised with respect to an excessive number of public shares such that Cohen Circle cannot satisfy the net tangible asset requirement (described above), Cohen Circle may determine not to proceed with the amendment or the related redemption of its public shares. The non-managing sponsor investors are not required to (i) hold any Units, Cohen Circle Class A Ordinary Shares or Cohen Circle Public Warrants they may purchase in its initial public offering or thereafter for any amount of time, (ii) vote any Cohen Circle Class A Ordinary Shares they may own at the applicable time in favor of Cohen Circle’s initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of an initial business combination. The non-managing sponsor investors will have the same rights to the funds held in the Trust Account with respect to the Class A Ordinary Shares underlying the units they purchased in the initial public offering as the rights afforded to Cohen Circle’s other public shareholders. However, if the non-managing sponsor investors hold any Cohen Circle Securities at the time of the Cohen Circle EGM, then the non-managing sponsor investors will potentially have different interests than Cohen Circle’s other public shareholders in approving the initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of Founder Shares.

Cohen Circle expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,330,000 of proceeds held outside the Trust Account, although it cannot assure that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Cohen Circle may request the trustee to release to an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Cohen Circle were to expend all of the net proceeds of the sale of its placement units, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon Cohen Circle’s dissolution would be approximately $10.05. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public shareholders. Cohen Circle cannot assure that the actual per-share redemption amount received by shareholders will not be substantially less than $10.05. While Cohen Circle intends to pay such amounts, if any, Cohen Circle cannot assure that it will have funds sufficient to pay or provide for all creditors’ claims.

Cohen Circle will seek to have all third parties (other than its independent auditors), prospective target businesses or other entities with which it does business, to execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Cohen Circle’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Cohen Circle’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Cohen Circle’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Cohen Circle than any alternative. Examples of possible instances where Cohen Circle may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Cohen Circle and will not seek recourse against the Trust Account for any reason. Upon redemption of Cohen Circle’s public shares, if Cohen Circle is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with an initial business combination, Cohen Circle will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the 10 years following redemption. Cohen Circle Sponsor I, LLC has agreed that it will be liable to Cohen Circle if and to the extent any claims by a third-party (other than Cohen Circle’s independent auditors) for services rendered or products sold to Cohen Circle, or a prospective target business with which it has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.05 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Cohen Circle’s indemnity of the underwriters in its initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then Cohen Circle Sponsor I, LLC will not be responsible to the extent of any liability for such third-party claims. Cohen Circle has not independently verified whether Cohen Circle Sponsor I, LLC has sufficient funds to satisfy its indemnity obligations and believes that Cohen Circle Sponsor I, LLC’s only assets are securities of Cohen Circle. None of Cohen Circle’s other officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.05 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and Cohen Circle Sponsor I, LLC asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Cohen Circle’s independent directors would determine whether to take legal action against Cohen Circle Sponsor I, LLC to enforce its indemnification obligations. While Cohen Circle currently expects that its independent directors would take legal action on its behalf against Cohen Circle Sponsor I, LLC to enforce its indemnification obligations to Cohen Circle, it is possible that Cohen Circle’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Cohen Circle cannot assure that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.05 per share.

Cohen Circle will seek to reduce the possibility that Cohen Circle Sponsor I, LLC will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties (other than Cohen Circle’s independent registered public accounting firm), prospective target businesses or other entities with which Cohen Circle does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Cohen Circle Sponsor I, LLC will also not be liable as to any claims under Cohen Circle’s indemnity of the underwriters in its initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle will have access to up to $1,330,000 from the proceeds of its initial public offering and the sale of its private placement units, and a maximum of $2,250,000 in loans from its sponsor or one of its affiliates, with which to pay any such potential claims (including costs and expenses incurred in connection with Cohen Circle’s liquidation, currently estimated to be no more than approximately $100,000). In the event that Cohen Circle liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from its Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from Cohen Circle’s Trust Account received by any such shareholder.

If Cohen Circle files a bankruptcy or winding-up petition or an involuntary bankruptcy winding-up petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in Cohen Circle’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of Cohen Circle’s shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, Cohen Circle cannot assure that it will be able to return $10.05 per share to its public shareholders. Additionally, if Cohen Circle files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by Cohen Circle’s shareholders. Furthermore, the Cohen Circle Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Cohen Circle to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Cohen Circle cannot assure that claims will not be brought against it for these reasons.

Cohen Circle’s Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier of (i) the completion of Cohen Circle’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend Cohen Circle’s amended and restated memorandum and articles of association to (A) modify the substance or timing of Cohen Circle’s obligation to redeem 100% of its public shares if it does not complete an initial business combination within 24 months from the closing of its initial public offering or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of Cohen Circle public shares if it is unable to complete an initial business combination within 24 months from the closing of its initial public offering, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event Cohen Circle seeks shareholder approval in connection with an initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to it for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above.

Permitted Purchases and Other Transactions with Respect to Cohen Circle’s Securities

If Cohen Circle seeks shareholder approval of its initial business combination and does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, its sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of Cohen Circle’s initial business combination. There is no limit on the number of shares or warrants Cohen Circle’s initial shareholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. Additionally, at any time at or prior to Cohen Circle’s initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), Cohen Circle’s sponsor, directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of Cohen Circle’s initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In the event Cohen Circle’s sponsor, directors, officers, advisors or any of their affiliates determine to undertake any such transactions, such transactions could have the effect of influencing the vote necessary to approve such transaction. None of the funds held in the Trust Account will be used to purchase public shares or public warrants in such transactions. They will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Cohen Circle’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Subsequent to the consummation of in its initial public offering, Cohen Circle will adopt an insider trading policy which will require insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear certain trades prior to execution. Cohen Circle cannot currently determine whether Cohen

Circle’s insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, Cohen Circle’s insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

In the event that Cohen Circle’s sponsor, directors, officers, advisors or any of their affiliates purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against Cohen Circle’s initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against Cohen Circle’s initial business combination. Cohen Circle does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of any such transaction could be to (1) vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of Cohen Circle’s initial business combination, (2) reduce the number of public warrants outstanding or vote such public warrants on any matters submitted to the public warrant holders for approval in connection with Cohen Circle’s initial business combination or (3) satisfy a closing condition in an agreement with a target that requires Cohen Circle to have a minimum net worth or a certain amount of cash at the closing of Cohen Circle’s initial business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of Cohen Circle’s initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. To the extent such securities are purchased, such public securities will be not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

In addition, if such purchases are made, the public “float” of Cohen Circle’s securities and the number of beneficial holders of its securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of its securities on a national securities exchange.

Cohen Circle’s sponsor, officers, directors and/or any of their affiliates anticipate that they may identify the shareholders with whom its sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting Cohen Circle directly or by Cohen Circle’s receipt of redemption requests tendered by shareholders following its mailing of proxy materials in connection with its initial business combination. To the extent that Cohen Circle’s sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against Cohen Circle’s initial business combination, whether or not such shareholder has already submitted a proxy with respect to Cohen Circle’s initial business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with Cohen Circle’s initial business combination. Cohen Circle’s sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by Cohen Circle’s sponsor, officers, directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Cohen Circle’s sponsor, officers, directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of Cohen Circle’s initial business combination and if it is unable to complete its initial business combination within 24 months from the closing of its initial public offering.

	Redemptions in Connection with Cohen Circle’s Initial Business Combination	Other Permitted Purchases of Public Shares by Cohen Circle’s Affiliates	Redemptions if Cohen Circle fails to Complete an Initial Business Combination
Calculation of redemption price

Redemptions at the time of Cohen Circle’s initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether Cohen Circle conducts redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, Cohen Circle’s public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing Date (which is initially anticipated to be $10.35 per share), including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause any limitations (including, but not limited to, cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.

If Cohen Circle seeks shareholder approval of its initial business combination, its sponsor, directors, officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of its initial business combination. Such purchases will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. None of the funds in the Trust Account will be used to purchase shares in such transactions.

If Cohen Circle is unable to complete its initial business combination within 24 months from the closing of its initial public offering, it will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (which is initially anticipated to be $10.05 per share), including interest (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares.

Impact to remaining shareholders

The redemptions in connection with Cohen Circle’s initial business combination will reduce the book value per share for its remaining shareholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn in order to pay taxes (to the extent not paid from amounts accrued as interest on the funds held in the Trust Account).

If the permitted purchases described above are made, there will be no impact to Cohen Circle’s remaining shareholders because the purchase price would not be paid by Cohen Circle.

The redemption of Cohen Circle’s public shares if it fails to complete its initial business combination will reduce the book value per share for the shares held by its sponsor, who will be its only remaining shareholder after such redemptions.

Properties

Cohen Circle’s executive offices are located at 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-2870. Cohen Circle pays a total of $25,000 per month to the Sponsor for office space, utilities and shared personnel support services. Cohen Circle considers its current office space adequate for its current operations.

Employees

Cohen Circle has two officers. Members of its management team are not obligated to devote any specific number of hours to its matters but they intend to devote as much of their time as they deem necessary to its affairs until it has completed Cohen Circle’s initial business combination. The amount of time that its officers or any other members of its management team will devote in any time period will vary based on whether a target business has been selected for its initial business combination and the current stage of the business combination process.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Cohen Circle or any members of its management team in their capacity as such. Formerly, Betsy Cohen was a named defendant, along with certain of the executive officers and trustees of RAIT Financial Trust, its public accounting firm, and the lead underwriters involved in RAIT’s public offerings, in several putative class action securities lawsuits filed in August and September 2007 in the United States District Court for the Eastern District of Pennsylvania, which were consolidated under the caption In re RAIT Financial Trust Securities Litigation. The complaint alleged, among other things, that, after RAIT’s acquisition of Taberna Realty Finance Trust, a company of which Ms. Cohen’s son was chairman and CEO, certain defendants violated various sections of the Securities Act and the Exchange Act, and Rule 10b-5 under the Exchange Act, by making materially false and misleading statements and material omissions about RAIT’s credit underwriting, exposure to certain issuers through investments in debt securities, and loan loss reserves and other financial items. RAIT entered into a settlement with respect to this matter, under which the lawsuit was dismissed with prejudice and RAIT and all the other defendants received a full release of all claims asserted against them in the lawsuit, in exchange for a cash payment of $32 million.

Competition

In identifying, evaluating and selecting a target business for an initial business combination, Cohen Circle encountered intense competition from other entities having a similar business objective, including other blank check companies, private equity groups and leveraged buyout funds, public companies, operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than Cohen Circle. Cohen Circle’s ability to acquire larger target businesses is limited by its available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, Cohen Circle’s obligation to pay cash in connection with the Public Shareholders who exercise their redemption rights may reduce the resources available to Cohen Circle for the Business Combination.

Periodic Reporting and Financial Information

Cohen Circle has registered the Cohen Circle Units, Cohen Circle Class A Ordinary Shares and Cohen Circle Public Warrants under the Exchange Act and have reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Cohen Circle’s annual reports will contain financial statements audited and reported on by its independent registered public accountants.

Cohen Circle will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation or tender offer materials, as applicable, sent to shareholders. These financial statements may be required to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses Cohen Circle may acquire because some targets may be unable to provide such statements in time for Cohen Circle to disclose such statements in accordance with federal proxy rules and complete its initial business combination within the prescribed time frame. Cohen Circle cannot assure you that any particular target business identified by Cohen Circle as a potential acquisition candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, Cohen Circle may not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, Cohen Circle does not believe that this limitation will be material.

Cohen Circle is required to evaluate its internal control procedures for specific periods as required by the Sarbanes-Oxley Act. Only in the event Cohen Circle is deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will it not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Cohen Circle has filed a Registration Statement on Form 8-A with the SEC to voluntarily register its securities under Section 12 of the Exchange Act. As a result, Cohen Circle is subject to the rules and regulations promulgated under the Exchange Act. Cohen Circle has no current intention of filing a Form 15 to suspend its reporting or other obligations under the Exchange Act prior or subsequent to the consummation of its initial business combination.

Cohen Circle is a Cayman Islands exempted company limited by shares. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, Cohen Circle has applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to Cohen Circle or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of Cohen Circle’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Cohen Circle to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of Cohen Circle.

Cohen Circle is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Cohen Circle is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Cohen Circle’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Cohen Circle’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

Cohen Circle will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which Cohen Circle has total annual gross revenue of at least $1.235 billion, or (c) in which Cohen Circle is deemed to be a large accelerated filer, which means the market value of Cohen Circle Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Cohen Circle has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, Cohen Circle is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Cohen Circle will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of Cohen Circle Ordinary Shares held by non-affiliates exceeds $250 million as of the prior June 30, and (2) its annual revenues exceeded $100 million during such completed fiscal year or the market value of Cohen Circle Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30th. Cohen Circle expects to cease taking advantage of certain of the reduced disclosure obligations as a smaller reporting company in connection with its transition to foreign private issuer status.

MANAGEMENT OF COHEN CIRCLE

Directors, Director Nominees and Executive Officers

Cohen Circle’s directors and executive officers are as follows:

Name	Age	Title
Betsy Z. Cohen	83	Chairman of the Board, President and Chief Executive Officer
R. Maxwell Smeal	35	Chief Financial Officer
Rochael Adranly	53	Director
Jan Hopkins Trachtman	78	Director
Ellen F. Warren	68	Director
Walter C. Jones	62	Director

Betsy Z. Cohen has served as Chairman of Cohen Circle’s board of directors, Chief Executive Officer and President since October 2021. She has served as Chairman of the board of directors of FTAC Emerald since April 2021, a managing member of the general partner of Cohen Circle FinTech Ventures, L.P., a fintech-focused venture capital fund, since January 2023, and as a managing member of the general partner of Radiate Capital Fund, L.P., an impact investment fund with a focus on the financial services and health sectors, since June 2024. Ms. Cohen served as Chairman of FinTech VI’s board of directors from November 2020 until December 2022, FinTech V’s board of directors from June 2019 until December 2022, FinTech IV’s board of directors from May 2019 until June 2021, FTAC Olympus’ board of directors from June 2020 until June 2021, FinTech III’s board of directors from March 2017 until October 2020, and FinTech II’s board of directors from August 2016 until July 2018. She served as a director of FinTech I and its successor, Card Connect Corp., a provider of payment processing solutions to merchants, from November 2013 until May 2017, and previously served as Chairman of the board of directors of FinTech I from July 2014 through July 2016 and as FinTech I’s Chief Executive Officer from July 2014 through August 2014. She served as Chief Executive Officer of Bancorp and its wholly owned subsidiary, Bancorp Bank, from September 2000, and Chairman of Bancorp Bank from November 2003, and resigned from these positions upon her retirement in December 2014. She served as the Chairman of the Board of Trustees and as a trustee of RAIT Financial Trust, a real estate investment trust, from its founding in August 1997 through her resignation as of December 31, 2010, and served as RAIT’s Chief Executive Officer from 1997 to 2006. Ms. Cohen served as a director of Hudson United Bancorp (a bank holding company), the successor to JeffBanks, Inc., from December 1999 until July 2000 and as the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp’s banking subsidiary) from December 1999 through March 2000. Before the merger of JeffBanks, Inc. with Hudson United Bancorp in December 1999, Ms. Cohen was Chairman and Chief Executive Officer of JeffBanks, Inc. from its inception in 1981 and also served as Chairman and Chief Executive Officer of each of its subsidiaries, Jefferson Bank, which she founded in 1974, and Jefferson Bank New Jersey, which she founded in 1987. From 1985 until 1993, Ms. Cohen was a director of First Union Corp. of Virginia (a bank holding company) and its predecessor, Dominion Bancshares, Inc. In 1969, Ms. Cohen co-founded a commercial law firm and served as a senior partner until 1984. Ms. Cohen also served as a director of Aetna, Inc. (NYSE: AET), an insurance company, from 1994 until May 2018 and as a director of Metromile, Inc., the successor to INSU II, from February 2021 until July 2021.

R. Maxwell Smeal has been Cohen Circle’s Chief Financial Officer since October 2021. From July 2021 to December 2023 he served as the Head of Finance and since January 2024 he has served as Chief Financial Officer of Cohen Circle, LLC (formerly FinTech Masala, LLC), the parent company of the sponsor of FinTech II, FinTech III, FinTech IV, FinTech V, FinTech VI, FTAC Olympus, FTAC Athena, FTAC Zeus, FTAC Parnassus and FTAC Emerald. Mr. Smeal also serves as a Director at Cohen & Company, Inc., since July 2021. Previously, he served as a Director in KPMG LLP’s Deal Advisory practice from October 2019 through July 2021. Prior to being named a Director at KPMG, he served in various roles within KPMG LLP in their Deal Advisory and Audit practices from October 2012 to October 2019. Mr. Smeal has been a Certified Public Accountant since June 2014 and graduated from the Pennsylvania State University with a B.S. in accounting.

Ellen F. Warren has served as an independent director of Cohen Circle since September 20, 2024. Ms. Warren served as a director of FTAC Parnassus from March 2021 to March 2023. She also served as a director of FinTech VI from June 2021 to December 2022. Ms. Warren is an experienced independent director of public companies, having served as a director of Atlas Energy Group, LLC from February 2015 until May 2020, a director of the general partner of

Atlas Energy, L.P. from February 2011 until February 2015, a director of Atlas Energy, Inc. from September 2009 until February 2011, and a director of Atlas Energy Resources, LLC from December 2006 until September 2009. She is founder and President of OutSource Communications, a marketing communications firm that she founded in August 2005 that services corporate and nonprofit clients. Before founding OutSource Communications, she was President of Levy Warren Marketing Media, a public relations and marketing firm she co-founded in March 1998. Before that she was Vice President of Marketing/Communications for Jefferson Bank from September 1992 to February 1998, and President of Diversified Advertising, Inc. from December 1984 to September 1992, where she provided marketing services to various industries. As a prior member of the National Association of Corporate Directors, Ms. Warren also offers expertise in corporate governance matters.

Jan Hopkins Trachtman has served as an independent director of Cohen Circle since September 20, 2024. Ms. Hopkins Trachtman is President of The Jan Hopkins Group, a communications consulting company, which she founded in 2005. Since 2009, Ms. Hopkins Trachtman has served as an independent director of three Franklin Templeton mutual fund boards of directors, including Mutual Shares and Alternative Investment funds, where she also serves as Chair of the Nominating, Governance and Compensation Committees. She serves on the Advisory Board of the Knight Bagehot Fellowship at Columbia University School of Journalism and is a former member of the Advisory Board of Houlihan Lokey, an investment bank. Ms. Hopkins Trachtman served as a director of FTAC Parnassus from March 2021 to March 2023, a director of FTAC Olympus from August 2020 to June 2021, and also served as a director of FinTech III from November 2018 to October 2020. Previously, Ms. Hopkins Trachtman was a Managing Director and Head of Global Client Communications at Citigroup Private Bank and is an Emmy- and Peabody Award — winning anchor and business correspondent at CNN. She was also President of the Economic Club of New York from 2007 to 2015. Ms. Hopkins-Trachtman received a B.A. in Psychology from Hiram College and an M.A. in American Studies from Case Western Reserve University. Cohen Circle’s board believes that Ms. Hopkins Trachtman’s breadth and depth of experience in varied finance, banking and communications roles make her well qualified to serve as a director.

Rochael Adranly has served as an independent director of Cohen Circle since September 20, 2024. Ms. Adranly served as a director of FTAC Zeus from November 2021 to September 2023. Ms. Adranly is the owner and operator of Adranly Ventures, LLC, a family office investing in start-ups founded by women and people of color who are seeking to create economic opportunities and/or build sustainable, environmental solutions for the planet. Ms. Adranly has also been a Lecturer on Law at Harvard Law School in Cambridge, MA. Ms. Adranly was a Partner and Chief Legal Officer at IDEO LP, a global design and innovation company, where she served in numerous roles both inside and outside of Cohen Circle since December 2004. Through her role as Chief Legal Officer of IDEO, Ms. Adranly also had oversight for D4V (Design for Ventures), a Tokyo-based venture capital firm that invests in disruptive, consumer and enterprise technology startups, as well as in IDEO CoLab Distributed Web Fund I (“Dweb Fund I”), a distributed web fund. She was also a strategic advisor to IDEO CoLab Ventures and Dweb Fund I. Before IDEO, Ms. Adranly was in private practice. She also previously served as an advisor to FTAC Olympus. Ms. Adranly has been featured in Modern Counsel magazine for her role as a creative counselor, as well as in GC Magazine as a lawyer who “thinks like a designer.” In 2017, she was chosen by the Financial Times as one of 20 top general counsel worldwide. Ms. Adranly received a B.A. in psychology and B.S. in political science from Texas Christian University, and a J.D. and L.L.M. from Duke University School of Law. Cohen Circle believes that Ms. Adranly’s experience advising technology and innovation companies qualifies her to be a member of our board of directors.

Walter C. Jones has served as an independent director of Cohen Circle since September 20, 2024. He served as a member of the board of directors of FTAC Parnassus from March 2021 to March 2023, and served on the board of FTAC Olympus from August 2020 until June 2021. Mr. Jones is based in Washington, DC. He is currently a director at DFC. Mr. Jones was previously the Founder and CEO of Daana Technologies, Inc., a fintech firm based in Washington, DC. He served as a director of the general partner of Atlas Growth Partners, L.P., an oil and gas company, from July 2017 to April 2020. Mr. Jones served as a director of Atlas Energy Group, LLC, from February 2015 until July 2017. Mr. Jones served as a director of the general partner of Atlas Energy, L.P. from October 2013 until February 2015, a director of Atlas Energy Resources, LLC from December 2006 until September 2009, and a director of Atlas Energy, Inc. from September 2009 until March 2010. From November 2013 until mid-2017, Mr. Jones was the managing director of the Jones Pohl Group (JPG), an investment firm based in Dubai, UAE, which invested in clean energy projects, primarily in developing and developed markets around the globe. JPG also was the majority shareholder of a Dubai-based geothermal energy developer, RG Safa Energy.

From April 2010 to October 2013, Mr. Jones served as the U.S. Executive Director and Chief-of-Mission to the African Development Bank in Tunis, Tunisia, having been nominated for the position by President Barack Obama in 2009, and confirmed by the U.S. Senate in 2010. In that position, he represented the United States on the African Development Bank’s Board of Directors and served as chair of the bank’s audit committee and vice-chair of both the ethics and development effectiveness committees. Mr. Jones served as the Head of Private Equity and General Counsel at GRAVITAS Capital Advisors, LLC from June 2005 until May 2007. Mr. Jones served in a number of positions at the Overseas Private Investment Corporation from May 1994 to May 2005, and then again from September 2007 until April 2010, including Manager for Asia, Africa, the Middle East, Latin America and the Caribbean and Senior Investment Officer in the Finance Department; and was an International Consultant at the Washington, D.C. firm of Neill & Co. Before that, Mr. Jones began his career at the law firm of Sidley & Austin, where he was a transactions attorney specializing in leveraged buyouts. Mr. Jones’ combination of private and public sector experience, as well as his international work, has afforded him a unique combination of management and leadership experience. Cohen Circle’s board of directors benefits from his investment and transaction expertise, as well as his valuable financial experience.

Number, Terms of Office and Appointment of Officers and Directors

The Cohen Circle Board consists of five members. Prior to Cohen Circle’s initial business combination, as long as there are Class B Ordinary Shares outstanding, holders of Cohen Circle’s founder shares will have the right to appoint all of Cohen Circle’s directors and remove members of the board of directors for any reason, and holders of Cohen Circle’s Public Shares will not have the right to vote on the appointment of directors during such time. These provisions of the Cohen Circle Articles may only be amended by a special resolution passed by a majority of at least 90% of Cohen Circle’s Ordinary Shares attending and voting in a general meeting. Each of Cohen Circle’s directors will hold office for a three-year term. Subject to any other special rights applicable to the shareholders, any vacancies on Cohen Circle’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of Cohen Circle’s board of directors or by a majority of the holders of Cohen Circle’s ordinary shares (or, prior to our initial business combination, holders of our founder shares).

Cohen Circle’s officers are appointed by the Cohen Circle Board and serve at the discretion of the Cohen Circle Board, rather than for specific terms of office. The Cohen Circle Board is authorized to appoint persons to the offices set forth in the Cohen Circle Articles as it deems appropriate. The Cohen Circle Articles provide that Cohen Circle’s officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Cohen Circle Board.

Director Independence

The Nasdaq listing standards require that a majority of the Cohen Circle Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with Cohen Circle). The Cohen Circle Board has determined that each of Mses. Adranly, Hopkins Trachtman and Warren, and Mr. Jones are independent directors under applicable SEC and Nasdaq rules.

The Cohen Circle Board has determined that each of Mses. Adranly, Hopkins Trachtman and Warren, and Mr. Jones are independent directors under applicable SEC and Nasdaq rules.

Experience with Other SPACs

Ms. Cohen has previously served as Chairman of the board of directors for other Special Purpose Acquisition Companies (“SPACs”), including, FinTech Acquisition Corp. (“FinTech I”), FinTech Acquisition Corp. II (“FinTech II”), FinTech Acquisition Corp. III (“FinTech III”), FinTech Acquisition Corp. IV (“FinTech IV”), FinTech Acquisition Corp. V (“FinTech V”), FinTech Acquisition Corp. VI (“FinTech VI”), FTAC Olympus Acquisition Corp. (“FTAC Olympus”) and FTAC Emerald Acquisition Corp. (“FTAC Emerald”). Cohen Circle, LLC (formerly FinTech Masala, LLC), is the parent company of the sponsor of FinTech II, FinTech III, FinTech IV, FinTech V, FinTech VI, FTAC Olympus, and FTAC Emerald. Ms. Cohen is the co-founder of Cohen Circle, LLC.

FinTech I

Ms. Cohen served as Chairman of the board of directors of FinTech I, a former blank check company that raised $100.0 million in its initial public offering in February 2015 at an initial public offering price of $10.00 per share. In July 2016, FinTech I completed its initial business combination when it acquired FTS Holding Corporation (“FTS”), a provider of payment processing solutions to merchants throughout the United States.

Upon the closing of the acquisition, the pre-acquisition executive officers of FinTech I resigned and were replaced by the executive officers of FTS and the pre-acquisition directors of FinTech I resigned, except for Ms. Cohen who continued as a director of the combined company, and were succeeded by directors designated pursuant to the terms of the acquisition. FinTech I changed its name to CardConnect Corp. at closing.

The common stock of CardConnect Corp. was traded on the Nasdaq Global Market under the symbol “CCN” until CardConnect Corp. was acquired by First Data Corporation in July 2017.

FinTech II

Ms. Cohen served as Chairman of the board of directors of FinTech II, a blank check company that raised $175 million in its initial public offering in January 2017 at an initial public offering price of $10.00 per share. In July 2018, FinTech II completed its initial business combination when it acquired Intermex Holdings II, Inc. (“Intermex”). FinTech II changed its name to International Money Express, Inc. at closing. The common stock of International Money Express, Inc. is currently traded on the Nasdaq Global Market under the symbol “IMXI.”

FinTech III

Ms. Cohen served as Chairman of the board of directors of FinTech III, a blank check company that raised $345 million in its initial public offering in November 2018 at an initial public offering price of $10.00 per share. In October 2020, FinTech III completed its initial business combination with Paya, Inc. The name of the public entity was changed to Paya Holdings Inc. at closing. The shares of common stock and warrants of Paya Holdings Inc. were traded on the Nasdaq Capital Market under the symbols “PAYA” and “PAYAW,” respectively, until Paya Holdings was acquired by Nuvei Corporation on February 22, 2023.

FinTech IV

Ms. Cohen served as Chairman of the board of directors of FinTech IV, a blank check company that raised $230 million in its initial public offering in September 2020 at an initial public offering price of $10.00 per share. FinTech IV completed its initial business combination with PWP Holdings LP in June 2021. The name of the public entity was changed to Perella Weinberg Partners at closing. The shares of common stock and warrants of Perella Weinberg Partners are currently traded on the Nasdaq Global Select Market under the symbols “PWP” and “PWPPW,” respectively.

FTAC Olympus

Ms. Cohen served as Chairman of the board of directors of FTAC Olympus, a blank check company, that raised approximately $755 million in its initial public offering in August 2020 at an initial public offering price of $10.00 per share. FTAC Olympus completed its initial business combination with Payoneer Inc. in June 2021. The name of the public entity was changed to Payoneer Global Inc. at closing. The shares of common stock and warrants of Payoneer Global Inc. are currently traded on the Nasdaq Global Market under the symbols “PAYO” and “PAYOW,” respectively.

FTAC Emerald

Ms. Cohen served as Chairman of the board of directors of FTAC Emerald, a blank check company that raised $220 million in its initial public offering in December 2021 at an initial public offering price of $10.00 per share. On February 14, 2025, FTAC Emerald completed its initial business combination with Fold, Inc. in February 2025. The name of the public entity was changed to Fold Holdings, Inc. at closing. The shares of common stock and warrants of Fold Holdings, Inc. are currently traded on the OTCQB Venture Market under the symbols “FLDD” and “FLDDW,” respectively.

Additionally, members of our board of directors and management team previously served as executive officers or directors of blank check companies that liquidated before consummating a business combination, as follows: FinTech Acquisition Corp. V, a blank check company which raised $250 million in its initial public offering in December 2020; INSU Acquisition Corp. III, a blank check company which raised $250 million in its initial public offering in December 2020; FTAC Athena Acquisition Corp., a blank check company which raised $250 million in its initial public offering in February 2021; FTAC Hera Acquisition Corp., a blank check company which raised approximately $850 million in its initial public offering in March 2021; and Fintech Acquisition Corp. VI, a blank check company which raised $250 million in its initial public offering in June 2021.

Officer and Director Compensation

None of Cohen Circle’s executive officers or directors have received any cash compensation for services rendered. Cohen Circle is not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to any of our sponsor, officers or directors, or any of their respective affiliates, for services rendered to Cohen Circle prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the Trust Account: (i) repayment of loans made to Cohen Circle prior to the date of this prospectus by its sponsor to cover offering-related and organization expenses; (ii) repayment of loans that Cohen Circle’s sponsor, members of its management team or any of their respective affiliates may make to finance transaction costs in connection with an intended initial business combination (provided that if Cohen Circle does not consummate an initial business combination, it may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment); (iii) payments to Cohen Circle’s sponsor or its affiliate or designee of a total of $25,000 per month for office space, utilities, and shared personnel support services; (iv) payments of $12,500 per month to R. Maxwell Smeal, our Chief Financial Officer; (v) at the closing of the initial business combination, at the option of our management team, a customary advisory fee, finder’s fee and/or success fee, to a person or entity associated with certain of Cohen Circle’s officers and directors, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided; and (vi) to reimburse for any out-of-pocket expenses related to identifying, investigation and completing an initial business combination. Cohen Circle’s audit committee will review on a quarterly basis all payments made by us to our sponsor, officers or directors or any of their controlled affiliates.

After the completion of the initial business combination, directors or members of Cohen Circle’s management team who remain with Cohen Circle may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to Cohen Circle’s officers will be determined by a remuneration committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Cohen Circle does not intend to take any action to ensure that members of our management team maintain their positions with Cohen Circle after the consummation of the initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with Cohen Circle may influence our management’s motivation in identifying or selecting a target business but Cohen Circle does not believe that the ability of its management to remain with it after the consummation of the initial business combination will be a determining factor in its decision to proceed with any potential business combination. Cohen Circle is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

COHEN CIRCLE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Cohen Circle’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward looking statements that involve risks and uncertainties.

Overview

Cohen Circle is a blank check company incorporated as a Cayman Islands exempted company on October 26, 2021. Cohen Circle was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Cohen Circle intends to effectuate its Business Combination using cash derived from the proceeds of the IPO and the sale of the Placement Units, its shares, debt or a combination of cash, shares and debt.

Cohen Circle expects to continue to incur significant costs in the pursuit of its acquisition plans. Cohen Circle cannot assure you that its plans to complete a Business Combination will be successful.

Business Combination Agreement

On March 18, 2025, Cohen Circle entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) Cohen Circle, (2) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (3) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), (4) Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557 (“PubCo”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”).

If the transactions contemplated by the Business Combination Agreement are consummated, (i) the Seller will sell to PubCo all of the issued and outstanding equity of VEON Holdings in exchange for newly issued common shares of PubCo, par value $0.001 per share (the “PubCo Common Shares”) and the Seller Loan Note (as defined in the Business Combination Agreement), and, as a result of the Sale, VEON Holdings will become a direct, wholly owned subsidiary of PubCo (collectively, the “Sale”) and (ii) Merger Sub will be merged with and into Cohen Circle upon the terms and subject to the conditions set forth in the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Cohen Circle will continue as the surviving company of the Merger under the Companies Act (Cohen Circle, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by PubCo, and the Surviving Company will become a direct wholly owned subsidiary of PubCo.

The Business Combination will be consummated subject to the deliverables and provisions as further described in the Business Combination Agreement.

Results of Operations

Cohen Circle has neither engaged in any operations nor generated any revenues to date. Cohen Circle’s only activities from October 26, 2021 (inception) through March 31, 2025 were organizational activities and those necessary to prepare for the Initial Public Offering, described below. Cohen Circle does not expect to generate any operating revenues until after the completion of the Business Combination. Subsequent to the Initial Public Offering, Cohen Circle generates non-operating income in the form of interest income on marketable securities held in the trust account (the “Trust Account”). Cohen Circle incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2025, Cohen Circle had a net income of $238,844, which consisted of interest earned on marketable securities held in Trust Account of $2,443,761, offset by general and administrative costs of $2,204,917.

For the three months ended March 31, 2024, Cohen Circle had a net loss of $5,168, which consisted of general and administrative costs.

For the year ended December 31, 2024, Cohen Circle had a net income of $2,105,923, which consisted of interest earned on marketable securities held in Trust Account of $2,219,247, offset by general and administrative costs of $113,324. For the year ended December 31, 2023, Cohen Circle had a net loss of $377,628 which consisted of general and administrative costs.

Liquidity and Capital Resources

Until the consummation of the Initial Public Offering, Cohen Circle’s only source of liquidity was an initial purchase of shares of Class B Ordinary Shares, par value $0.0001 per share, by the Sponsor and loans from the Sponsor.

On October 15, 2024, Cohen Circle consummated the Initial Public Offering of 23,000,000 units at $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the Initial Public Offering, Cohen Circle consummated the sale of an aggregate of 715,000 Placement Units at a price of $10.00 per Placement Unit in a private placement to Cohen Circle Sponsor I, LLC and Cantor generating gross proceeds of $7,150,000.

Following the Initial Public Offering, the full exercise of the over-allotment option, and the sale of the Placement Units, a total of $231,150,000 was placed in the Trust Account. Cohen Circle incurred $14,373,989 in transaction costs, consisting of $4,000,000 of cash underwriting fee, $9,800,000 of deferred underwriting fee, and $573,989 of other offering costs.

For the three months ended March 31, 2025, net cash used in operating activities was $619,492. Net income of $238,844 was affected by interest earned on marketable securities of $2,443,761 and changes in operating assets and liabilities of $1,585,425.

For the three months ended March 31, 2024, net cash used in operating activities was $0. Net loss of $5,168 was affected by payment of operation costs through promissory note of $5,000 and changes in operating assets and liabilities, which used $168 of cash from operating activities.

On March 31, 2025, Cohen Circle had marketable securities held in the Trust Account of $235,813,008. Cohen Circle intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete the Business Combination. Cohen Circle may withdraw interest from the Trust Account to pay taxes, if any. To the extent that Cohen Circle’s share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor has committed to loan Cohen Circle up to $250,000 and may, but is not obligated to, loan Cohen Circle additional funds to fund its additional working capital requirements and transaction costs (“Working Capital Loans”). If Cohen Circle completes a Business Combination, Cohen Circle may repay the Working Capital Loans out of the proceeds of the Trust Account released to Cohen Circle. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, Cohen Circle may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units.

On April 2, 2025, Cohen Circle issued a promissory note to Cohen Circle Sponsor I, LLC for up to an aggregate principal amount of $2,000,000. The promissory note is non-interest bearing and all outstanding amounts under the promissory note will be due on the Closing Date. No portion of the amounts outstanding under the promissory note may be converted into units of Cohen Circle.

If the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, Cohen Circle may have insufficient funds available to operate its business prior to the Business Combination. Moreover, Cohen Circle may need to obtain additional financing either to complete the Business Combination or because it became obligated to redeem a significant number of the Class A ordinary shares included in the Units upon consummation of its Business Combination, in which case Cohen Circle may issue additional securities or incur debt in connection with such Business Combination.

Going Concern

As of March 31, 2025, Cohen Circle had cash of $80,019 held outside of the Trust Account and a working capital deficit of $1,380,563. Cohen Circle will use such funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In connection with Cohen Circle’s assessment of going concern considerations in accordance with ASC 205-40, Going Concern, as of March 31, 2025, Cohen Circle may need to raise additional capital through loans or additional investments from its Sponsor. The Sponsor or an affiliate of the Sponsor has committed to loan Cohen Circle up to $250,000 and may, but is not obligated to, loan Cohen Circle funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet Cohen Circle’s additional working capital needs. If Cohen Circle is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. Cohen Circle cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Cohen Circle’s liquidity condition raises substantial doubt about Cohen Circle’s ability to continue as a going concern for a period of time within one year after the date that the accompanying unaudited condensed financial statements are issued. Management plans to address this uncertainty through consummation of a Business Combination.

Off-Balance Sheet Arrangements

Cohen Circle has no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2025. Cohen Circle does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Cohen Circle has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Cohen Circle does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an aggregate of $25,000 per month for office space, utilities and shared personnel support services and to pay our Chief Financial Officer, R. Maxwell Smeal, $12,500 per month.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit or $4,000,000 in the aggregate, which was paid upon the closing of the Initial Public Offering, on October 15, 2024. In addition, the underwriters are entitled to a deferred fee of (i) $0.40 per Unit of the gross proceeds of the initial 20,000,000 Units sold in the Initial Public Offering, or $8,000,000 and (ii) $0.60 per Unit of the gross proceeds from the Units sold pursuant to the over-allotment option, or $1,800,000, an aggregate of $9,800,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Cohen Circle completes a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates and Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could materially differ from those estimates. As of March 31, 2025, Cohen Circle did not have any critical accounting estimates to be disclosed.

Ordinary Shares Subject to Possible Redemption

Cohen Circle accounts for its Ordinary Shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Ordinary Shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Cohen Circle’s control) are classified as temporary equity. Cohen Circle’s Ordinary Shares are classified as shareholders’ equity. Cohen Circle’s Ordinary Shares feature certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, Ordinary Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of Cohen Circle’s balance sheet of the financial statement included in this Report under “Item 1. Financial Statements.”

Warrant Instruments

Cohen Circle accounted for 7,666,667 Public and 238,333 Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in Financial Accounting Standards Board (“FASB”) ASC Topic 815, “Derivatives and Hedging”. Accordingly, Cohen Circle evaluated and recorded the warrant instruments under equity treatment at fair value. Such guidance provides that the warrants described above were not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity in accordance with ASC 480 and ASC 815.

Net Income (Loss) per Ordinary Share

Cohen Circle complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Cohen Circle has two classes of shares, Class A Ordinary Shares and Class B Ordinary Shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per Ordinary Share is computed by dividing net income by the weighted average number of Ordinary Shares outstanding for the period. Accretion associated with the redeemable Ordinary Shares is excluded from income (loss) per Ordinary Share as the redemption value approximates fair value.

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Cohen Circle has adopted ASU 2023-07.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

MANAGEMENT OF Kyivstar Group Ltd. AFTER THE BUSINESS COMBINATION

At Closing of the Business Combination, the number of directors of Kyivstar Group Ltd. will be             ,            of whom shall be independent directors. Kyivstar Group Ltd.’s bye-laws provide that the Kyivstar Group Ltd. Board shall consist of a maximum of 11 directors. The parties to the Business Combination Agreement intend to conform its terms to such maximum board size, entitling the Seller to appoint up to 10 directors to serve on the Kyivstar Group Ltd. Board and Cohen Circle to identify one director. The following sets forth certain information concerning the persons who are expected to serve as Kyivstar Group Ltd.’s executive officers and directors following Closing of the Business Combination.

Name	Age	Position/Title
Executive Officers and Director:
Kaan Terzioğlu	56	Executive Chairman and Director
Oleksandr Komarov	52	Chief Executive Officer
Boris Dolgushin	43	Chief Financial Officer

Director Nominees:
Betsy Z. Cohen	83	Director nominee
Augie K. Fabela II	59	Director nominee
Rt Hon Sir Brandon Lewis CBE	53	Director nominee
Burak Ozer	53	Director nominee
Duncan Perry	58	Director nominee
Michael R. Pompeo	61	Director nominee
Dmytro Shymkiv	49	Director nominee
Michiel Soeting	63	Director nominee

Unless otherwise indicated, the business address of each director and executive officer is Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates. A description of the business experience and present position of each director and executive officer is provided below:

Executive Officers

Kaan Terzioğlu serves as the Executive Chairman and a member of the board of Kyivstar Group Ltd. Mr. Terzioğlu has been serving VEON Group as the Group Chief Executive Officer (“CEO”) since June 2021 and was appointed as a director of VEON Ltd. in June 2023. As the VEON Group CEO, Mr. Terzioğlu leads the executive teams of the VEON Group’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of the VEON Group’s operating markets. Prior to being appointed as the VEON Group CEO, Mr. Terzioğlu served as the VEON Group Co-CEO from March 2020 to June 2021, VEON Group’s Co-COO from November 2019 to March 2020 and a member of the VEON Group’s Board of Directors from July 2019 to October 2019. Mr. Terzioğlu is currently a Board Member of the GSMA and Chair of the GSMA Foundation, and served on the board of Digicel from July 2019 to March 2024. Prior to joining VEON, Mr. Terzioğlu held regional and global leadership roles in management consulting, technology and telecommunications with Arthur Andersen, CISCO and Turkcell in Belgium, the United States and Turkey. In 2019, Mr. Terzioğlu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecommunications industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioğlu holds a bachelor’s degree in business administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).

Oleksandr Komarov is expected to serve as the Chief Executive Officer of Kyivstar Group Ltd. upon Closing. Mr. Komarov joined VEON in 2013. In 2015, he was appointed CEO of Beeline Kazakhstan, VEON’s subsidiary in Kazakhstan, and oversaw Beeline’s launch of new digital services. In July 2018, Mr. Komarov was appointed interim CEO of Kyivstar, and in December 2018, he became Kyivstar’s permanent CEO. Prior to joining VEON, Mr. Komarov was the Director General of GroupM, the largest marketing company in Ukraine, and held several senior marketing and commercial roles with international and Ukrainian companies. Mr. Komarov holds an MBA degree from the Stockholm School of Economics and is a graduate of the Kyiv Polytechnic Institute.

Boris Dolgushin is expected to serve as the Chief Financial Officer of Kyivstar Group Ltd. upon Closing. Mr. Dolgushin has served as the Chief Financial Officer and managing director of Kyivstar since October 2019. Mr. Dolgushin joined VEON in 2004, and served in various roles, including Head of Finance for VEON’s operations in Vietnam, and Regional Director of Financial Planning & Analysis and Business Control for the Seller. In 2019, Mr. Dolgushin received a certificate in high performance leadership from IMD Business School. Mr. Dolgushin holds a Master of Science (Hons) in economics and management of enterprises from Perm National Research Polytechnic University and is an Executive MBA candidate at London Business School.

Directors

Betsy Z. Cohen is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Please see “Management of Cohen Circle — Directors, Director Nominees and Executive Officers” above for details regarding her business experience.

Augie K. Fabela II is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Mr. Fabela is currently the chairman of the VEON Ltd. board of directors and has served as a director of VEON Ltd. since June 2022. He is also chairman of the VEON Ltd. Nomination Committee as well as a member of each of the VEON Ltd. Audit and Risk Committee and VEON Ltd. Remuneration Committee. Previously, he held roles on the Compensation and Talent Committee and the Strategy and Innovation Committee. Mr. Fabela also served on VEON Ltd.’s board from June 2011 to December 2012, during which time he was chairman. He is the Founder and Executive Chairman of FastForward.ai, a Silicon Valley-based tech company building and operating AI-driven e-commerce engagement platforms for consumer services enterprises. Since 2019, Mr. Fabela has served as a director and Finance Committee member at Shareability, Inc., a digital media and social brand storytelling firm. He actively serves on the boards of several philanthropic organizations dedicated to local and international education, science, law enforcement, and youth development. Mr. Fabela is the author of “The Impatience Economy: How Social Retail Marketing Changes Everything,” a book that explores how digital platforms and artificial intelligence are revolutionizing consumer expectations and reshaping business strategy. He earned both a Bachelor of Arts and Mater of Arts in international relations and international policy studies from Stanford University.

Rt Hon Sir Brandon Lewis, CBE is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Sir Brandon has been a member of the VEON Ltd. board of directors since May 2024. He is also chairman of the VEON Ltd. Remuneration Committee as well as a member of each of the VEON Ltd. Audit and Risk Committee and the VEON Ltd. Nomination Committee. Sir Brandon previously served as a Member of Parliament for Great Yarmouth. He is currently Chairman of Millbank Creative Ltd. and is a strategic advisor to each of LetterOne Holdings S.A., Civitas Investment Management Ltd., FM Conway Limited and Thakeham Homes Limited. Sir Brandon is chairman and a director of the Henry Jackson Society (a foreign affairs think tank) and is a patron of Adam Smith Institute (a free market think tank in the UK). Prior to that, Sir Brandon served 10 years in the UK Government with five and a half of those years in Cabinet in a range of roles: he was Lord Chancellor and Secretary of State for Justice, Ministry of Justice UK in 2022; Secretary of State, Northern Ireland Office from 2020 to 2022; Minister of State (National Security) and UK Home Office from 2019 to 2020. From 2018 to 2019, Sir Brandon also served as Cabinet Minister without Portfolio as well as Chairman of the Conservative Party. Between 2016 and 2018, Sir Brandon served the UK Home Office in consecutive roles as Minister of State for Policing and the Fire Service, and then as Minister of State (Immigration and International). Prior to that, he was Minister of State from 2014 to 2016 and Parliamentary Under Secretary of State for Communities and Local Government from 2012 to 2016 with the Department for Communities and Local Government. Sir Brandon holds a Bachelor of Science in economics and an LLB in law from the University of Buckingham, and an LLM in commercial law from King’s College London. He is also a qualified a Barrister of Law from Inns of Court School of Law.

Burak Ozer is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Mr. Ozer was appointed as the VEON Group Chief Financial Officer and member of the VEON Group Executive Committee effective January 9, 2025. Prior to this, Mr. Ozer served as Global CFO at Noventiq from 2022 to 2024 and as Vice President of Finance/CFO at Softline International from 2018 to 2022. Before that, he held several senior roles within the Xerox group of companies, including as General Manager (Xerox Turkey) from 2014 to 2018, Financial Planning Director at Xerox Developing Markets (UK) from 2006 to 2009 and Chief Financial Officer at Xerox CIT (Central Eastern Europe) from 2009 to 2014 in London, UK. Mr. Ozer started his career at Xerox as a Financial Analyst in Istanbul in 1997 and also worked for Xerox HQ operations in Connecticut, USA from 2001 to 2003. Mr. Ozer graduated from İstanbul Technical University and also has a Master of Science degree in business management.

Duncan Perry is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. He has been a member of the VEON Ltd. board of directors since May 2024. Mr. Perry serves as a member of the VEON Ltd. Nomination Committee and an observer on the VEON Ltd. Audit and Risk Committee. Mr. Perry currently serves as associate general counsel at LetterOne, prior to which he was a senior legal advisor at LetterOne. He is also chairman of the nonprofit organization SEO Connect Ltd. and a board member of the charity SEO London Ltd. Prior to this, Mr. Perry was a general counsel and entrepreneur who was involved in a number of projects, including being a founding team member and director of the UK-regulated fintech bank Kroo Bank. Mr. Perry was Global General Counsel at Barclays Wealth Asset Management for seven years, where he was a member of the Barclays Wealth executive committee and was responsible for legal and compliance risk across 24 jurisdictions. At Barclays, he was a member of several committees, including being the chair of the Risk and Reputation Committee. Mr. Perry also previously served as European COO and General Counsel of the hedge fund Amaranth LLC and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also the global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Shearman & Sterling LLP and Allen & Overy LLP, in London and New York. Mr. Perry attended Exeter University, where he obtained a first class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech program.

Michael R. Pompeo is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Secretary Pompeo has been a member of the VEON Ltd. board of directors since May 2024. Secretary Pompeo served as the 70th U.S. Secretary of State of the United States from April 2018 to January 2021, Director of the Central Intelligence Agency from January 2017 to April 2018, and was elected to four terms in the U.S. Congress representing the Fourth District of Kansas. Secretary Pompeo practiced law, business and tax litigation at Williams & Connolly for three years. He then raised capital to acquire assets in the aviation manufacturing supply chain and was the CEO of the company he founded with several colleagues, Thayer Aerospace, for several years. Secretary Pompeo then became President of Sentry International, an oilfield services and equipment company with operations in the U.S. and Canada. Since leaving government, Secretary Pompeo has remained active on the global stage advancing American interests. Currently, he serves as Executive Chairman of Impact Investments, a U.S.-based merchant bank that also provides strategic and financial advisory services and seeks to develop long-term partnerships with the world’s leading companies across a range of industries and geographies. He is also a member of the JSC Kyivstar board of directors. Secretary Pompeo graduated first in his class from the United States Military Academy at West Point in 1986. He served as a cavalry officer in the U.S. Army, leading troops patrolling the Iron Curtain. Secretary Pompeo left the military in 1991 and then graduated from Harvard Law School, having served as an editor of the Harvard Law Review.

Dmytro Shymkiv is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Mr. Shymkiv provides advisory services in strategic business development, government relations, technological transformation, and venture strategy to companies, institutions, and startups via Delta Strategy & Ventures. He currently serves as an independent member of the Supervisory Board of JSC Kyivstar and represents the company on the Board of Directors of Helsi. As a technology investor, Mr. Shymkiv is actively involved with AeroDrone, a Ukrainian startup focused on the development and manufacturing of large unmanned aerial systems engineered for heavy payloads, extended endurance, and long-range operations. Previously, he held several high-profile leadership roles, including General Manager of Microsoft Ukraine (2007 – 2014), Deputy Chief of Staff to the President of Ukraine (2014 – 2018) and Executive Chairman of Darnitsa Group (2018 – 2022), Ukraine’s largest pharmaceutical company.

Michiel Soeting is expected to serve as a member of the Kyivstar Group Ltd. board upon Closing. Mr. Soeting has been a member of the VEON Ltd. board of directors since March 2022. He is also the chairman of the VEON Ltd. Audit and Risk Committee and member of the Nomination Committee. He previously served as a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, APAC and Americas regions, becoming a partner in 1998 and advising some of KPMG’s largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008 to 2009, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG Energy & Natural Resources Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has taken on various oversight roles, in particular as a director and chair of the Audit Committee at Serica Energy plc in the UK, as a member of the Advisory Board of the Parker College of Business of Georgia Southern University in the U.S. and as a member of the Board of Governors of Reed’s Foundation in the UK. Mr. Soeting graduated from

Vrije University of Amsterdam, the Netherlands where he completed his Doctoral studies in economics and a post-Doctoral degree in accountancy. He holds an MBA from Georgia Southern University. In addition, Mr. Soeting is a qualified Chartered Accountant in both the Netherlands and the United Kingdom.

Composition of the Kyivstar Group Ltd. Board

The Kyivstar Group Ltd. Board will consist of              directors immediately after Closing. The Kyivstar Group Ltd. Governing Documents provide that the number of directors shall be as the Kyivstar Group Ltd. Board may determine from time to time, but shall be not less than five and not more than eleven directors.

Director Independence

Immediately after the Closing, Kyivstar Group Ltd. anticipates that the size of our board of directors will be             directors,            of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Kyivstar Group Ltd. anticipates that            and            will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

After the consummation of the Business Combination, VEON Ltd., through the Seller, will own approximately 80% of the equity interests of Kyivstar Group Ltd. As a result, Kyivstar Group Ltd. will be a “controlled company” within the meaning of the rules of the Nasdaq. As a controlled company, Kyivstar Group Ltd. will be exempt from certain Nasdaq corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that Kyivstar Group Ltd. has a remuneration committee that is composed entirely of independent directors and (iii) the requirement that Kyivstar Group Ltd.’s director nominations be made, or recommended to the full Kyivstar Group Ltd. Board, by the Kyivstar Group Ltd. independent directors or by a nomination committee that consists entirely of independent directors and that Kyivstar Group Ltd. adopt a written charter or board resolution addressing the nominations process. Following the Closing, Kyivstar Group Ltd. intends to take advantage of some or all of the foregoing exemptions. As a result, Kyivstar Group Ltd. may not have a majority of independent directors on its board of directors. Accordingly, Kyivstar Group Ltd. shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Directors’ Interests

Subject to the Kyivstar Group Ltd. bye-laws, a director who may be interested in a contract or proposed contract with Kyivstar Group Ltd. may still vote in respect of such contract or proposed contract, provided that such director has declared the nature of his or her interest at the earliest opportunity at a meeting of the Kyivstar Group Ltd. Board and has not been disqualified by the chairman of the relevant meeting. A director may vote and be counted in the quorum in respect of any matter notwithstanding any conflict of interest that could potentially exist due to the relationship or connection of such director to VEON or any of its affiliates (including Kyivstar Group Ltd. and any subsidiary undertaking thereof) or certain persons connected therewith.

In accordance with the Kyivstar Group Ltd. bye-laws, a director who is also a director or employee of VEON or any of its affiliates is permitted, from time to time, to make suitable disclosures to the board of directors of VEON of any information relating to Kyivstar Group Ltd. and its subsidiaries, as shall reasonably be necessary to ensure proper management, oversight and control thereof, other than where such disclosure might reasonably be viewed as contrary to the fiduciary responsibilities of such director, or such disclosure is otherwise prohibited under applicable law.

Term of Office for Directors

Each director will (unless such director is removed from office or such office is vacated, temporarily or permanently, in accordance with the Kyivstar Group Ltd. bye-laws) hold office until the next following annual general meeting in accordance with the Kyivstar Group Ltd. Governing Documents.

Duties of Directors

Under Bermuda law, Kyivstar Group Ltd.’s directors owe certain duties towards Kyivstar Group Ltd., including duties to act in good faith, to exercise their powers only for legitimate business purposes, to avoid conflicts of interest and to refrain from personal profit.

Appointment and Removal of Directors

Kyivstar Group Ltd. may by Resolution (as defined in the Kyivstar Group Ltd. bye-laws) appoint a person who is willing to act to be a director either to fill a vacancy or as an Alternate Director (as defined in the Kyivstar Group Ltd. bye-laws) (provided that this would not result in the number of directors exceeding the maximum specified by the Kyivstar Group Ltd. Board). In addition, the Kyivstar Group Ltd. Board may appoint a person who is willing to act to be a director, either to fill a casual vacancy or as an Alternate Director.

A person will cease to be a director upon their resignation or upon the appointment of their successor if they are not re-elected at an annual general meeting. Kyivstar Group Ltd.’s shareholders may remove a director by passing an ordinary resolution, provided the procedures outlines in the Kyivstar Group Ltd. bye-laws are followed. A person shall cease to be a director in certain circumstances specified in the Kyivstar Group Ltd. bye-laws, such as death, bankruptcy and disqualification.

Family Relationships

There are no family relationships among any of Kyivstar Group Ltd.’s executive officers or directors.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Kyivstar Group Ltd. is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including Kyivstar Group Ltd., to comply with various corporate governance practices. In addition, the Nasdaq rules provide that foreign private issuers may follow home country corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

As a foreign private issuer, Kyivstar Group Ltd. intends to follow home country practice in lieu of the following Nasdaq requirements:

•

•

Other than as discussed above, Kyivstar Group Ltd. intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. Kyivstar Group Ltd. may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following its home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

Kyivstar Group Ltd. intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Kyivstar Group Ltd. is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company Status

VEON is expected to beneficially own approximately 80% of the Kyivstar Group Ltd.’s outstanding Kyivstar Group Ltd. Common Shares immediately after the Closing. As a result of VEON’s ownership, after the Closing, Kyivstar Group Ltd. will be a “controlled company” within the meaning of the Nasdaq corporate governance rules. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that Kyivstar Group Ltd. is not required to comply with certain corporate governance requirements, including that (i) a majority of the Kyivstar Group Ltd. Board consist of independent directors, as defined under the Nasdaq listing rules, (ii) a majority of the independent directors select or recommend its director nominees,

(iii) the remuneration committee be responsible for determining or recommending the remuneration of executive officers and (iv) Kyivstar Group Ltd. have a remuneration committee that consists entirely of independent directors. Kyivstar Group Ltd. currently intends to take advantage of some or all of the foregoing exemptions. Therefore, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Kyivstar Group Ltd. Common Shares continue to be listed on Nasdaq, we will continue to rely on the exemptions afforded to foreign private issuers described above. In the event that we cease to be a “controlled company” and no longer qualify as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors — Risks Related to Being a Public Company — Kyivstar Group Ltd., as a “controlled company” within the meaning of the rules of the Nasdaq and will qualify for certain exemptions from Nasdaq corporate governance requirements.”

Appointment Rights

Pursuant to the Business Combination Agreement, which the parties thereto intend to amend to conform to the maximum board size set forth in the Kyivstar Group Ltd. bye-laws, Cohen Circle has the right to appoint one director to the Kyivstar Group Ltd. Board and the Seller has the right to appoint up to ten members of the Kyivstar Group Ltd. Board. See “The Business Combination Agreement and Transaction Documents.”

Committees of the Kyivstar Group Ltd. Board

Audit and Risk Committee

Following the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, Kyivstar Group Ltd.’s audit and risk committee will consist of            .             will serve as the chairperson of the audit and risk committee. All members of Kyivstar Group Ltd.’s audit and risk committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. The Kyivstar Group Ltd. Board has determined that            is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules. The Kyivstar Group Ltd. Board has determined that each proposed member of Kyivstar Group Ltd.’s audit and risk committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of Kyivstar Group Ltd. Board and committee members.

The Kyivstar Group Ltd. Board will, prior to or concurrently with the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, adopt a charter setting forth the responsibilities of the audit and risk committee, which are consistent with Bermuda law, the SEC rules and the Nasdaq corporate governance rules and include:

•        monitoring the integrity of Kyivstar Group Ltd.’s financial statements, including its annual and interim reports and any formal announcement relating to its financial performance;

•        reviewing significant financial reporting issues and judgments that they contain;

•        appointing, compensating, retaining and overseeing the work of Kyivstar Group Ltd.’s independent auditors;

•        reviewing and discussing with the independent auditors all relationships the auditors have with Kyivstar Group Ltd. in order to evaluate their continued independence;

•        reviewing with management and Kyivstar Group Ltd.’s independent auditor Kyivstar Group Ltd.’s annual and interim financial statements to be filed with the SEC, including disclosures under the caption “operating and financial review and prospects” and the matters required to be discussed by the applicable PCAOB standards and SEC rules, prior to publication or filing (or submission, as the case may be) to the SEC;

•        overseeing the appointment, re-appointment and removal of the independent auditors;

•        coordinating the Kyivstar Group Ltd. Board’s oversight of internal control over financial reporting and disclosure controls and procedures;

•        reviewing and approving the annual audit plan;

•        discussing Kyivstar Group Ltd.’s policies with respect to risk assessment and risk management;

•        reviewing and approving any related party transaction required to be disclosed prior to Kyivstar Group Ltd. entering into such transaction; and

•        reviewing Kyivstar Group Ltd.’s Code of Conduct at least annually.

Remuneration Committee

Under the Nasdaq corporate governance rules, as a foreign private issuer and a controlled company, Kyivstar Group Ltd. is not required to maintain a remuneration committee consisting entirely of independent directors. However, following the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, Kyivstar Group Ltd. will form a remuneration committee, which will consist of            .            will serve as chairperson of the remuneration committee. The Kyivstar Group Ltd. Board has determined that            is independent under the Nasdaq corporate governance rules, including the additional independence requirements applicable to members of a remuneration committee.

The Kyivstar Group Ltd. Board will, prior to or concurrently with the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, adopt a charter setting forth the responsibilities of the remuneration committee, which are consistent with Bermuda law, the SEC rules and the Nasdaq corporate governance rules and include:

•        reviewing and approving the framework for the remuneration of Kyivstar Group Ltd.’s Executive Chairman, the executive directors and such other members of Kyivstar Group Ltd. management as it is designated to consider;

•        evaluating and making recommendations to the Kyivstar Group Ltd. Board regarding the performance of the Executive Chairman under the previously established performance criteria, goals and objectives and evaluating and making recommendations to the Kyivstar Group Ltd. Board regarding total remuneration of the Executive Chairman;

•        reviewing and making recommendations to the Kyivstar Group Ltd. Board related to remuneration plans and equity-based plans;

•        approving all service contracts between Kyivstar Group Ltd. and its directors or between Kyivstar Group Ltd. and any subsidiary and its directors;

•        determining the policy for, and scope of, pension arrangements for each executive officer, director and other senior executives;

•        establishing the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants who advise the remuneration committee and, when considered necessary, to obtain reliable, up-to-date information about remuneration in other companies; and

•        making a report each year to the shareholders on behalf of the Kyivstar Group Ltd. Board, which report should form part of, or be annexed to, the Kyivstar Group Ltd. annual report.

Nomination Committee

Under the Nasdaq corporate governance rules, as a foreign private issuer and a controlled company, Kyivstar Group Ltd. is not required to maintain a nomination committee consisting entirely of independent directors. However, following the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, Kyivstar Group Ltd. will form a nomination committee, which will consist of            .            will serve as chairperson of the nomination committee. The Kyivstar Group Ltd. Board will, prior to or concurrently with the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, adopt a charter setting forth the responsibilities of the nomination committee, which are consistent with Bermuda law, the SEC rules and the Nasdaq corporate governance rules and include:

•        identifying individuals qualified to become members of the Kyivstar Group Ltd. Board and ensuring the Kyivstar Group Ltd. Board has the requisite expertise (including the skills, knowledge and experience);

•        identifying and nominating, for the approval of the Kyivstar Group Ltd. Board, candidates to fill vacancies on the Kyivstar Group Ltd. Board as and when they arise;

•        putting in place plans for the orderly succession of appointments to the Kyivstar Group Ltd. Board and to senior management;

•        making recommendations to the Kyivstar Group Ltd. Board on the membership of the audit and risk, remuneration and nomination committees, in consultation with the chairs of those committees;

•        overseeing a periodic self-evaluation of the Kyivstar Group Ltd. Board to determine whether it and its committees are functioning effectively;

•        establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Kyivstar Group Ltd. Board a set of corporate governance guidelines; and

•        overseeing Kyivstar Group Ltd.’s ESG risks, strategies, policies, programs and practices to further Kyivstar Group Ltd.’s business purpose, strategy, culture, values and reputation.

Code of Conduct

Kyivstar Group Ltd. will, prior to or concurrently with the listing of the Kyivstar Group Ltd. Common Shares on Nasdaq, adopt a Code of Conduct applicable to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Kyivstar Group Ltd. seeks to conduct business ethically, honestly and in compliance with applicable laws and regulations. Kyivstar Group Ltd.’s Code of Conduct sets out the principles and policies designed to guide Kyivstar Group Ltd.’s business practices with integrity, respect and dedication. Such principles encompass, without limitation, conflicts of interest, corporate opportunities, confidentiality, fair dealing, the protection and proper use of company assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behavior, anti-corruption compliance and public communications. Any waivers of the code for executive officers or directors may be made only by the Kyivstar Group Ltd. Board and will be disclosed in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq, when applicable. Kyivstar Group Ltd. expects that any substantive amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in Kyivstar Group Ltd.’s annual report on Form 20-F. Following Closing, the Code of Conduct will be posted on Kyivstar Group Ltd.’s website. The information contained on, or that can be accessed through, Kyivstar Group Ltd.’s website is not part of, and is not incorporated into, this proxy statement/prospectus.

Limitation on Liability and Indemnification Matters

Pursuant to Kyivstar Group Ltd.’s bye-laws, Kyivstar Group Ltd. will indemnify and hold harmless its directors and senior managers from and against all actions, costs, charges, liabilities, losses, damages and expenses in connection with any act done, concurred in or omitted in the execution of its business, or their duty, or supposed duty, or in their respective offices or trusts, to the extent authorized by law. The foregoing indemnity will not apply (and any funds advanced will be required to be repaid) with respect to a director or officer if any allegation of fraud or dishonesty is proved against such director or officer. Kyivstar Group Ltd. also intends to enter into separate indemnification agreements with its directors and senior managers pursuant to which Kyivstar Group Ltd. will agree to indemnify each of them within substantially the same scope as provided in the Kyivstar Group Ltd. bye-laws.

Risk Oversight

Upon the Closing of the Business Combination, one of the key functions of the Kyivstar Group Ltd. Board will be informed oversight of Kyivstar Group Ltd.’s risk management process. The Kyivstar Group Ltd. Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Kyivstar Group Ltd. Board as a whole, as well as through various standing committees of the Kyivstar Group Ltd. Board that address risks inherent in their respective areas of oversight. In particular, the Kyivstar Group Ltd. Board will be responsible for monitoring and assessing strategic risk exposure, and Kyivstar Group Ltd.’s audit and risk committee will have the responsibility to consider and discuss Kyivstar Group Ltd.’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit and risk committee will also monitor compliance with legal and regulatory requirements. Kyivstar Group Ltd.’s remuneration committee will also assess and monitor whether Kyivstar Group Ltd.’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Post-Combination Kyivstar Group Ltd. Director and Executive Compensation

Kyivstar Group Ltd. is an “emerging growth company,” as defined in the JOBS Act, and the following is intended to comply with the scaled disclosure requirements applicable to emerging growth companies. Determinations with respect to director and executive compensation after the Closing have not yet been made.

Kyivstar Executive Compensation

For the purposes of this subsection, “Kyivstar” refers to the businesses of Kyivstar Group prior to the Business Combination. This section should be read in conjunction with VEON Holdings’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus, along with the section entitled “Certain Relationships and Related Party Transactions.” Compensation information included in the following section is presented in U.S. dollars.

Under Bermuda law, Kyivstar is not required to disclose compensation paid to its senior management on an individual basis and Kyivstar has not otherwise publicly disclosed this information elsewhere. The compensation of Kyivstar’s senior managers has mainly consisted of salary, bonuses, equity-based incentive awards and other compensation, as applicable. They also receive benefits in line with market practice in Ukraine.

For the fiscal year ended December 31, 2024, the aggregate compensation expense for Kyivstar’s key management personnel, as defined under IAS 34 — comprising Kyivstar’s Chief Executive Officer and Kyivstar’s Chief Financial Officer — for services in all capacities was $5 million, which includes both benefits paid in kind and compensation, including share-based compensation. See Note 17 to our audited combined financial statements included elsewhere in this proxy statement/prospectus. Kyivstar does not have any pension, retirement or similar benefit plans available to its directors or senior managers, and we did not make any distributions to Kyivstar’s senior managers on termination of employment or any payments for pension obligations, early retirement arrangements or sabbaticals.

Kyivstar Group Ltd. has not paid any compensation to its executive officers or members of the board of directors of Kyivstar Group Ltd. since March 7, 2025, the date of its inception. In connection with the Business Combination, Kyivstar Group Ltd. expects to implement a cash-based, short-term incentive plan as well as a share-based, long-term incentive plan (see “— Short Term Incentive Plan” and “Share-based Compensation Plan — Long Term Incentive Plan” below).

Any director of VEON who will also serve as a director on the Kyivstar Group Ltd. Board will waive any remuneration rights in relation to his or her service as a member of the Kyivstar Group Ltd. Board, and will render such service without any additional compensation.

Employment Agreements

Kyivstar has entered into employment agreements with its executive officers. These employment agreements are governed by the laws of the Ukraine. The employment agreements provide for employment for an indefinite period in respect of Kyivstar’s Chief Executive Officer and for a fixed term in respect of Kyivstar’s Chief Financial Officer, in each case unless we or the executive officer gives prior written notice to terminate such employment. The employment agreements provide for the compensation that Kyivstar’s executive officers are entitled to receive.

Short-Term Incentive Plan

The Kyivstar Group Ltd. Board intends to adopt, subject to approval by the Kyivstar Group Ltd. Board, a discretionary short-term, cash-based incentive plan (the “STIP”). The STIP will provide for cash pay-outs to participating employees, normally in respect of a single calendar year period, based generally on the achievement of established Key Performance Indicators (“KPIs”) and/or continued employment over a period of up to 12 months.

Under the STIP scheme, the on-target award for Kyivstar Group Ltd.’s executive officers will generally range between 60% to 100% of the annual base salary. The STIP will be paid out entirely in cash, subject to certain exceptions requiring Board approval. The maximum payout opportunity for the executive officers will be 150% of their on-target level STIP award, subject to certain exceptions for exceptional circumstances pursuant to Kyivstar Group Ltd. Board approval.

KPIs will be generally set at the beginning of each calendar year and evaluated in the first quarter of the following year. The cash pay-out of the STIP award is to be scheduled in the first quarter of the year following the assessment year, and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances, in which case there will be a pro-rata reduction) and on the date of payout, as well as a pro-rata reduction if the participant commenced employment after the start of the year of assessment, but not later than the October 1st of such year, unless the Board, in its discretion, determines otherwise.

In accordance with Kyivstar Group Ltd.’s Policy for Recovery of Erroneously Awarded Compensation, Kyivstar Group Ltd. is required to recover any portion of any STIP award granted in excess of the STIP award that would have been granted based on a restated financial reporting measure.

Share-based Compensation Plan — Long-Term Incentive Plan

In connection with the consummation of Business Combination, the Kyivstar Group Ltd. Board intends to adopt, subject to approval by the Kyivstar Group Ltd. Board, a discretionary long-term, share-based compensation plan (the “LTIP”). The key objective of the LTIP will be to align the interests of the Kyivstar Group Ltd. leadership team with the long-term success of the Company and shareholders’ interests while also serving as a tool to incentivize and enhance retention among the leadership team.

Eligible participants under the LTIP may include members of Kyivstar Group Ltd. management, Kyivstar Group Ltd. employees, certain members of the Kyivstar Group Ltd. Board and consultants of Kyivstar Group Ltd. and its subsidiaries. Beneficiaries under the LTIP will generally be granted equity awards pursuant to the terms and conditions of the LTIP and any applicable award agreement. The final eligibility of any beneficiary to participate in the applicable equity awards will be determined by the Kyivstar Group Ltd. Board (or a committee thereof) in its absolute discretion. The terms and conditions of LTIP and any applicable equity awards shall specify (without limitation) the following:

(i)     the structure of the award (whether it will be a performance award, retention award or deferred bonus award);

(ii)    whether the award shall be a nil or nominal cost-option, conditional share award or phantom cash award;

(iii)   the number and/or value of shares over which an award is granted;

(iv)   the date on which the award will normally vest and (in the case of options) become exercisable;

(v)    any objective criteria (including performance conditions) that will apply to any award;

(vi)   whether shares acquired on vesting or exercise shall be subject to a holding period;

(vii)  if a dividend equivalent (or similar) shall accrue and become payable on vested shares;

(viii) the application of any malus and clawback provisions; and,

(ix)   the treatment of awards held by participants who cease to be employed or provide services to the Kyivstar Group Ltd. group of companies and on a takeover or change of control (or other similar event) of Kyivstar Group Ltd.

Pursuant to the Business Combination Agreement, the equity incentive plan shall initially reserve a number of Kyivstar Group Ltd. Common Shares not less than three percent (3%) of the total number of Kyivstar Group Ltd. Common Shares that are outstanding (on a fully diluted basis), as of prior to the Closing.

In accordance with Kyivstar Group Ltd.’s Policy for Recovery of Erroneously Awarded Compensation, Kyivstar Group Ltd. is required to recover any portion of any LTIP award granted in excess of the LTIP award that would have been granted based on a restated financial reporting measure.

To the extent that any existing VEON Holdings equity incentive plan entitles the management of Kyivstar Group Ltd. to receive awards, the existing equity incentive plan will remain valid.

DESCRIPTION OF Kyivstar Group Ltd. SECURITIES

A summary of the material provisions governing the Kyivstar Group Ltd. share capital immediately following the completion of the Business Combination is described below. This summary is not complete and should be read together with the Kyivstar Group Ltd. Governing Documents, the form of which is appended to this proxy statement/prospectus as Annex G. The summaries and descriptions below do not purport to be complete statements of the Bermuda Companies Act.

Kyivstar Group Ltd. is an exempted company limited by shares incorporated in Bermuda and, as of the Closing of the Business Combination, its affairs will be governed by the Kyivstar Group Ltd. Governing Documents, the Bermuda Companies Act and Bermuda law. Reference to “Kyivstar Group Ltd.,” “we,” “us,” or “our” in this section refers to Kyivstar Group Ltd. following the Closing of the Business Combination.

General

Kyivstar Group Ltd. is an exempted company limited by shares, incorporated under the Companies Act on March 7, 2025. Our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 202504557. As set forth in our memorandum of association, Kyivstar Group Ltd. was formed with unrestricted business objects, with all the capacity, rights, powers and privileges of a natural person.

Kyivstar Group Ltd. may issue Kyivstar Group Ltd. Common Shares in one or more distinct series, from time to time. This description summarizes the material terms of the Kyivstar Group Ltd. Common Shares.

Authorized Share Capital

Under the Kyivstar Group Ltd. bye-laws, the authorized share capital of Kyivstar Group Ltd. is $2,000,000, divided into 2,000,000,000 common shares, par value $0.001 each, all of which are designated as common shares.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, for such time as we have authorized but unissued share capital the Kyivstar Group Ltd. Board has the power to issue Kyivstar Group Ltd. Common Shares on such terms and conditions as the Kyivstar Group Ltd. Board may determine. Any increase in our authorized share capital requires the approval of in excess of 50% of the shares voted (a “simple majority”) at a shareholders’ meeting (a “general meeting”).

We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of a simple majority of our shareholders voting in general meeting.

We may also purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the Kyivstar Group Ltd. Board may determine. All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by Kyivstar Group Ltd. in treasury.

Further, we may, under our bye-laws, at any time request any person we have cause to believe is interested in our shares to confirm details of our shares in which that person holds an interest.

Rights of Holders of Kyivstar Group Ltd. Common Shares

The holders of Kyivstar Group Ltd. Common Shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to Kyivstar Group Ltd. Common Shares detailed below.

Except for treasury shares, each fully paid Kyivstar Group Ltd. Common Share entitles its registered holder to:

•        receive notice of, attend and participate in general meetings;

•        have one vote per Kyivstar Group Ltd. Common Share on all issues voted upon at a general meeting, except for the purposes of cumulative voting for the election of the Kyivstar Group Ltd. Board, in which case each Kyivstar Group Ltd. Common Share shall have the same number of votes as the total number of members to be elected to the Kyivstar Group Ltd. Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•        receive dividends approved by the Kyivstar Group Ltd. Board (any dividend or other money payable in respect of a share which has remained unclaimed for six years from the date when it became due for payment shall, if the Kyivstar Group Ltd. Board so resolves, be forfeited and cease to remain owing by Kyivstar Group Ltd.);

•        in the event of our liquidation, receive a pro rata share of our surplus assets; and

•        exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

There are no sinking fund provisions attached to any of our shares. Holders of fully paid common shares have no further liability to Kyivstar Group Ltd. for capital calls.

Shareholders’ Meetings

Shareholders’ meetings (also known as general meetings) are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote at such shareholder meeting.

Annual General Meeting

Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the Kyivstar Group Ltd. Board may determine and may be held virtually by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. Presence at such meeting by electronic means constitutes presence “in person” for all general meetings, as provided for in the Bermuda Companies Act.

Convening the annual general meeting requires that 10 clear days’ prior notice be given to each registered shareholder entitled to attend and vote at such annual general meeting. The notice must state the date and time at which the meeting is to be held, that the meeting is to be held virtually or (if held in person) the meeting venue, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

Under Bermuda law and our bye-laws, qualifying shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly propose for consideration at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.

Special General Meeting

The CEO or the Kyivstar Group Ltd. Board may convene a special general meeting whenever such a meeting is deemed necessary. The Kyivstar Group Ltd. Board must also, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting shall be held at such time and place as the CEO or the Kyivstar Group Ltd. Board may decide.

Convening a special general meeting requires that 10 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date and time at which the meeting is to be held, if the meeting is to be held virtually or (if held in person) the meeting venue and, if possible, the business to be conducted at the meeting.

Our bye-laws state that notice for all shareholders’ meetings may be given by:

•        delivering such notice to the shareholder in person;

•        sending such notice by letter or courier to the shareholder’s address as stated in the register of shareholders;

•        transmitting such notice by electronic means in accordance with directions given by the shareholder; or

•        accessing such notice on our website.

Shorter Notice for General Meetings

A shorter notice period will not invalidate a general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote at the meeting, or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote at the meeting. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any shareholder entitled to receive notice shall not invalidate the proceedings at that meeting.

Postponement or cancellation of general meeting

The Kyivstar Group Ltd. Board may postpone or cancel any general meeting called in accordance with the bye-laws (other than a meeting requisitioned by shareholders) provided that the notice of postponement or cancellation is given to each shareholder before the time for such meeting.

Quorum

Subject to the Bermuda Companies Act, under Bermuda law and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and who have the right to attend and vote at the meeting and hold or represent in person or by proxy at least 50.0% of our total issued and outstanding shares at the relevant time will form a quorum for the transaction of business. Participation in a meeting held virtually by means of such telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, shall constitute presence in person at such meeting, as provided for in the Bermuda Companies Act.

If within half an hour from the time the meeting commenced a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed canceled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time. The CEO may determine whether the meeting is to be held virtually, or (if held in person) the meeting venue, or if another day or time is more appropriate. If the meeting shall be adjourned to the same day one week later or the CEO shall determine that the meeting is adjourned to a specific date, time and place, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the meeting being adjourned. At such adjourned meeting, that the presence of two or more persons present in person (including by electronic means) at the start of the meeting and having the right to attend and vote at the meeting and hold or represent in person or by proxy at least thirty-three and two-thirds percent (33²⁄₃%) of the total issued voting shares in the Company shall form a quorum for the transaction of business. If the CEO shall determine that the meeting be adjourned to an unspecified date, time or place, fresh notice of the resumption of the meeting shall be given to each shareholder entitled to attend and vote thereat. A meeting may not be adjourned to a day which is more than 90 days after the day originally appointed for the meeting.

Voting

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Bermuda Companies Act. The registered holders of Kyivstar Group Ltd. Common Shares, subject to the provisions of our bye-laws, are entitled to one vote per common share, except where cumulative voting applies when electing directors.

Subject to Bermuda law and our bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:

•        it is proposed by or at the direction of the Kyivstar Group Ltd. Board;

•        it is proposed at the direction of a court;

•        it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Bermuda Companies Act or our bye-laws; or

•        the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the business of the meeting.

In addition to those matters required by Bermuda law to be approved by a simple majority of shareholders voting at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•        any sale of all or substantially all (being in excess of sixty-six and two-thirds percent (66²⁄₃%) by value) of our assets;

•        the appointment of an auditor;

•        removal of directors; and

•        any increase in our authorized share capital beyond its current limits.

Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:

•        voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•        changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 66 2/3% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•        any merger, consolidation, amalgamation, conversion, reorganization of share capital (save that the creation of depository interests or similar interests, instruments or securities representing shares shall not constitute a reorganization of capital for these purposes), scheme of arrangement, dissolution or liquidation, which requires a resolution to be passed by shareholders representing not less than 66 2/3% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•        loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•        the discontinuation of Kyivstar Group Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 66 2/3% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required for the election of directors, each person present in person (including electronically) and entitled to vote at a meeting of the shareholders shall have one vote for each common share of which such person is the registered holder, or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all its votes or cast all the votes it uses in the same way.

Transfer Restrictions

For such time as the Kyivstar Group Ltd. Common Shares are fully listed on the Nasdaq (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to the Kyivstar Group Ltd. Common Shares. Were any of the Kyivstar Group Ltd. Common Shares to not be fully paid, our bye-laws permit the Kyivstar Group Ltd. Board to decline to register a transfer. At such time as the Kyivstar Group Ltd. Common Shares cease to be listed on the Nasdaq (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require, except in limited circumstances, that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.

Foreign Shareholders

Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.

Board of Directors

Kyivstar Group Ltd. is governed by the Kyivstar Group Ltd. Board. Subject to certain material business decisions that are reserved to the Kyivstar Group Ltd. Board, the Kyivstar Group Ltd. Board generally delegates day-to-day management of our company to our CEO.

Our bye-laws provide that the Kyivstar Group Ltd. Board shall consist of such number of directors being not less than five directors and not more than eleven directors, as the Kyivstar Group Ltd. Board shall from time to time determine, subject to approval by our shareholders.

All directors are elected by our shareholders to the Board through cumulative voting at the annual general meeting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the Kyivstar Group Ltd. Board upon the recommendation of the remuneration committee of the Kyivstar Group Ltd. Board, to which the Kyivstar Group Ltd. Board can from time to time delegate certain of its responsibility for review and determination of compensation. We may repay to any director such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.

There is no requirement for the members of the Kyivstar Group Ltd. Board to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.

Neither Bermuda law nor our bye-laws establish any mandatory retirement age for our directors or executive officers.

Dividends and Dividend Rights

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than the aggregate of our liabilities.

The Kyivstar Group Ltd. Board may, subject to our bye-laws and in accordance with the Bermuda Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our Kyivstar Group Ltd. Common shares or other securities, in which case the Kyivstar Group Ltd. Board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.

In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. All our issued shares are currently fully paid. The holders of Kyivstar Group Ltd. Common Shares are entitled to dividends if the payment of dividends is approved by the Kyivstar Group Ltd. Board.

Dividends unclaimed for a period of six years from the proposed date of payment may be forfeited.

Our bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of any new shares issued by us.

Change of Control

There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law.

Interested Party Transactions

The Kyivstar Group Ltd. Board have the right to approve transactions with interested parties, subject to compliance with Bermuda law and our bye-laws. Prior to consideration by the Kyivstar Group Ltd. Board, to determine whether, on such transaction, the arrangements with the interested party may be approved, all directors’ interests must be fully disclosed at the earliest opportunity.

Liquidation Rights

If Kyivstar Group Ltd. is wound up, the liquidator may, with the sanction of a special resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder may be compelled to accept any shares or other securities or assets on which there is any liability.

The holders of Kyivstar Group Ltd. Common Shares, in the event of our winding-up or dissolution, are entitled to our surplus assets in respect of their holdings of Kyivstar Group Ltd. Common Shares, pari passu and pro rata to the number of Kyivstar Group Ltd. Common Shares held by each of them.

Register of Members

All of our issued Kyivstar Group Ltd. Common Shares are registered on the register of members in accordance with applicable Bermuda law. The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Redeemable Warrants

Public Shareholders’ Warrants

In connection with the Business Combination, immediately prior to the Merger Effective Time, the Warrant Agreement dated October 10, 2024 by and between Cohen Circle Acquisition Corp. I and Continental Stock Transfer & Trust Company will be amended (the “Amended Warrant Agreement”) to include Kyivstar Group Ltd. and remove Cohen Circle as a party and to provide that each whole warrant under the Amended Warrant Agreement (a “Kyivstar Group Ltd. Warrant”) entitles the registered Kyivstar Group Ltd. Warrant holder to purchase one Kyivstar Group Ltd. Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the Closing of the Business Combination, except as described below. Pursuant to the Amended Warrant Agreement, a Kyivstar Group Ltd. Warrant holder may exercise its warrants only for a whole number of Kyivstar Group Ltd. Common Shares. This means only a whole Kyivstar Group Ltd. Warrant may be exercised at a given time by a Kyivstar Group Ltd. Warrant holder. No fractional warrants will be issued upon separation of the units and only whole Kyivstar Group Ltd. Warrants will trade following the Closing. The Kyivstar Group Ltd. Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Kyivstar Group Ltd. Common Shares pursuant to the exercise of a Kyivstar Group Ltd. Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Kyivstar Group Ltd. Common Shares underlying the warrants is then effective and a prospectus relating thereto is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as described. Except as described below, no Kyivstar Group Ltd. Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any Kyivstar Group Ltd. Common Shares to holders seeking to exercise their Kyivstar Group Ltd. Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Kyivstar Group Ltd. Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

We agreed that as soon as practicable, but in no event later than 20 business days, after the closing of our Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Kyivstar Group Ltd. Common Shares issuable upon exercise of the Kyivstar Group Ltd. Warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Kyivstar Group Ltd. Warrants in accordance with the provisions of the Amended Warrant Agreement.

If a registration statement covering the Kyivstar Group Ltd. Common Shares issuable upon exercise of the Kyivstar Group Ltd. Warrants does not become effective within 60 business days after the closing of the Business Combination, holders of Kyivstar Group Ltd. Warrants will have the right, during any period thereafter when there is no such effective registration statement, to exercise the Kyivstar Group Ltd. Warrants on a cashless basis. Additionally, if, at the time that a Kyivstar Group Ltd. Warrant is exercised, our Kyivstar Group Ltd. Common Shares are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Kyivstar Group Ltd. Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

In the event of a cashless exercise pursuant to the preceding paragraph, each holder would pay the exercise price by surrendering the Kyivstar Group Ltd. Warrants for that number of Kyivstar Group Ltd. Common Shares equal to the quotient obtained by dividing (x) the product of the number of Kyivstar Group Ltd. Common Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the Kyivstar Group Ltd. Common Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants for cash when the price per Kyivstar Group Ltd. Common Share equals or exceeds $18.00.    Once the warrants become exercisable, we may call the Kyivstar Group Ltd. Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Kyivstar Group Ltd. Common Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is sent to the Kyivstar Group Ltd. Warrant holders.

We will not redeem the Kyivstar Group Ltd. Warrants as described above unless such warrants are then exercisable and an effective registration statement under the Securities Act covering the Kyivstar Group Ltd. Common Shares issuable upon exercise of the Kyivstar Group Ltd. Warrants is effective and a current prospectus relating to those Kyivstar Group Ltd. Common Shares is available throughout the 30-day redemption period or we have elected to require the exercise of the Kyivstar Group Ltd. Warrants on a cashless basis as described above. If and when the Kyivstar Group Ltd. Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem Kyivstar Group Ltd. Warrants even if the holders are otherwise unable to exercise their warrants.

If we call the Kyivstar Group Ltd. Warrants for redemption as described in this paragraph, our management will have the option to require any holder that wishes to exercise his, her or its warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the Kyivstar Group Ltd. Warrants for that number of Kyivstar Group Ltd. Common Shares equal to the quotient obtained by dividing (x) the product of the number of Kyivstar Group Ltd. Common Shares underlying the warrants, multiplied by the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the Kyivstar Group Ltd. Common Shares for the 10 trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holders of the Kyivstar Group Ltd. Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Kyivstar Group Ltd. Common Shares to be received upon exercise of the warrants, including the “fair market value” in such case.

If the foregoing conditions are satisfied and we issue a notice of redemption of the Kyivstar Group Ltd. Warrants, each Kyivstar Group Ltd. Warrant holder will be entitled to exercise his, her or its Kyivstar Group Ltd. Warrant prior to the scheduled redemption date. However, the price of the Kyivstar Group Ltd. Common Shares may fall below the $18.00 redemption trigger price (as adjusted to the number of shares issuable upon exercise or the exercise price of a Kyivstar Group Ltd. Warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 Kyivstar Group Ltd. Warrant exercise price after the redemption notice is issued.

No fractional Kyivstar Group Ltd. Common Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Kyivstar Group Ltd. Common Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Kyivstar Group Ltd. Common Shares pursuant to the Amended Warrant Agreement, the warrants may be exercised for such security. At such time as the Kyivstar Group Ltd. Warrants become exercisable for a security other than the Kyivstar Group Ltd. Common Shares, the Kyivstar Group Ltd. (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Kyivstar Group Ltd. Warrants.

Redemption procedures and cashless exercise.    A holder of a Kyivstar Group Ltd. Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Kyivstar Group Ltd. Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Kyivstar Group Ltd. Common Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.    If the number of issued and outstanding Kyivstar Group Ltd. Common Shares is increased by a share capitalization or share dividend payable in Kyivstar Group Ltd. Common Shares, or by a sub-division of Kyivstar Group Ltd. Common Shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of Kyivstar Group Ltd. Common Shares issuable on exercise of each Kyivstar Group Ltd. Warrant will be increased in proportion to such increase in the issued and outstanding Kyivstar Group Ltd. Common Shares. A rights offering made to all or substantially all holders of Kyivstar Group Ltd. Common Shares entitling holders to purchase Kyivstar Group Ltd. Common Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Kyivstar Group Ltd. Common Shares equal to the product of (i) the number of Kyivstar Group Ltd. Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Kyivstar Group Ltd. Common Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Kyivstar Group Ltd. Common Share paid in such rights offering divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Kyivstar Group Ltd. Common Shares, in determining the price payable for Kyivstar Group Ltd. Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Kyivstar Group Ltd. Common Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Kyivstar Group Ltd. Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Kyivstar Group Ltd. Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Kyivstar Group Ltd. Common Shares on account of such Kyivstar Group Ltd. Common Shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends/any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Kyivstar Group Ltd. Common Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value (as determined by the board of directors, in good faith) of any securities or other assets paid on each Kyivstar Group Ltd. Common Shares in respect of such event.

If the number of issued and outstanding Kyivstar Group Ltd. Common Shares is decreased by a consolidation, combination or reclassification of Kyivstar Group Ltd. Common Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Kyivstar Group Ltd. Common Shares issuable on exercise of each Kyivstar Group Ltd. Warrant will be decreased in proportion to such decrease in issued and outstanding Kyivstar Group Ltd. Common Shares.

Whenever the number of Kyivstar Group Ltd. Common Shares purchasable upon the exercise of the Kyivstar Group Ltd. Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Kyivstar Group Ltd. Common Shares purchasable upon the exercise of the Kyivstar Group Ltd. Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Kyivstar Group Ltd. Common Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Kyivstar Group Ltd. Common Shares (other than those described above or that solely affects the par value of such Kyivstar Group Ltd. Common Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Kyivstar Group Ltd. Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Kyivstar Group Ltd. Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Kyivstar Group Ltd. Warrants and in lieu of our Kyivstar Group Ltd. Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Kyivstar Group Ltd. Warrants would have received if such holder had exercised their Kyivstar Group Ltd. Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Kyivstar Group Ltd. Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Kyivstar Group Ltd. in connection with redemption rights held by shareholders of Kyivstar Group Ltd. as provided for in Kyivstar Group Ltd.’s bye-laws), upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Kyivstar Group Ltd. Common Shares, the holder of a Kyivstar Group Ltd. Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the Kyivstar Group Ltd. Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Kyivstar Group Ltd. Common Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Kyivstar Group Ltd. Common Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the Cohen Circle Public Warrant within 30 days following public disclosure of such transaction, the Cohen Circle Public Warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the Cohen Circle Public Warrant.

The warrants are in registered form under the Amended Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Kyivstar Group Ltd. The Amended Warrant Agreement provides that (a) the terms of the Kyivstar Group Ltd. Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Amended Warrant Agreement to the description of the terms of the Kyivstar Group Ltd. Warrants and the Amended Warrant Agreement set forth in this proxy statement/prospectus, or defective provision, (ii) removing or reducing the Kyivstar Group Ltd.’s ability to redeem the Kyivstar Group Ltd. Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the Amended Warrant Agreement as the parties to the Amended Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Kyivstar Group Ltd. Warrants under the Amended Warrant Agreement in any material respect, (b) the terms of the Kyivstar Group Ltd. Warrants may be amended with the vote or written consent of at least 50% of the then outstanding Kyivstar Group Ltd. Warrants, to allow for the Kyivstar Group Ltd. Warrants to be, or continue to be, as applicable, classified as equity in our financial statements and (c) all other modifications or amendments to the Amended Warrant Agreement with respect to the Kyivstar Group Ltd. Warrants require the vote or written consent of holders of at least 50% of the then outstanding Kyivstar Group Ltd. Warrants. You should review a copy of the Amended Warrant Agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Kyivstar Group Ltd. Warrants.

The public Kyivstar Group Ltd. Warrant holders do not have the rights or privileges of holders of Kyivstar Group Ltd. Common Shares, including any voting rights until they exercise their Kyivstar Group Ltd. Warrants and receive Kyivstar Group Ltd. Common Shares. After the issuance of Kyivstar Group Ltd. Common Shares upon exercise of the Kyivstar Group Ltd. Warrants, each holder will be entitled to one vote for each Kyivstar Group Ltd. Common Share held of record on all matters to be voted on by shareholders. Kyivstar Group Ltd. Warrants may be exercised only for a whole number of Kyivstar Group Ltd. Common Shares. No fractional shares will be issued upon exercise of the Kyivstar Group Ltd. Warrants. If, upon exercise of the Kyivstar Group Ltd. Warrants, a holder would be entitled to receive a fractional interest in a Kyivstar Group Ltd. Common Share, we will, upon exercise, round down to the nearest whole number the number of Kyivstar Group Ltd. Common Shares to be issued to the warrant holder.

Exclusive Forum

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Kyivstar Group Ltd. and Continental Stock Transfer & Trust Company irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Placement Warrants

The Cohen Circle Private Placement Warrants will be forfeited by the Sponsor and Cantor immediately prior to the Merger Effective Time for no consideration.

COMPARISON OF SECURITYHOLDER RIGHTS

This section describes the material differences between the rights of Cohen Circle shareholders before the consummation of the Business Combination and the rights of holders of Kyivstar Group Ltd. Common Shares after the Business Combination. These differences in shareholder rights result from the differences between Bermuda law and Companies Act and the respective governing documents of Cohen Circle and Kyivstar Group Ltd.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. Cohen Circle shareholders are urged to carefully read the relevant provisions of Bermuda law, the Companies Act, the Cohen Circle Articles and the form of the Restated Bye-laws of Kyivstar Group Ltd. that will be in effect as of consummation of the Business Combination. References in this section to the Kyivstar Group Ltd. Articles are references thereto as they will be in effect upon consummation of the Business Combination. However, the Kyivstar Group Ltd. Bye-laws may be amended at any time prior to consummation of the Business Combination by mutual agreement of Cohen Circle, Kyivstar Group Ltd. and the Seller or after the consummation of the Business Combination by amendment in accordance with their terms. If the Bye-laws of Kyivstar Group Ltd. are amended, the below summary may cease to accurately reflect them as so amended.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Authorized Capital	Authorized Capital

The Cohen Circle Articles authorize the issuance of up to $55,550 dividend into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each.

Each Cohen Circle Class B Ordinary Share will convert into one share of Cohen Circle Class A Ordinary Shares upon the consummation of the Business Combination.

Kyivstar Group Ltd. will be authorized to issue 2,000,000,000 Kyivstar Group Ltd. Common Shares with a par value of $0.001 per share.
Voting Rights	Voting Rights

The Cohen Circle Articles provide that prior to the completion of the Business Combination, only holders of Cohen Circle Class B Ordinary Shares, voting together as a single class, have the right to vote on the election of directors. Holders of Cohen Circle Class A Ordinary Shares are not entitled to vote on the election of directors during such time. In addition, prior to the completion of the Business Combination, holders of a majority of the outstanding shares of Cohen Circle Class B Ordinary Shares may remove a member of the board of directors. With respect to any other matter submitted to a vote of Cohen Circle shareholders, including any vote in connection with its initial business combination, holders of shares of Cohen Circle Class A Ordinary Shares and holders of shares of Cohen Circle Class B Ordinary Shares will vote together as a single class, except as required by law. Each share of Cohen Circle Ordinary Shares will have one vote on all such matters.

The Kyivstar Group Ltd. Bye-laws provide that each Kyivstar Group Ltd. Common Share carries one right to vote, save for the election of Kyivstar Group Ltd. directors, where cumulative voting applies.

For the election of Kyivstar Group Ltd. directors at the annual general meeting of Kyivstar Group Ltd. each Kyivstar Group Ltd. Common Share confers on its holder a total number of votes which is equal to the total number of directors to be elected and which the holder may cast for candidates in any proportion (including, without limitation, casting all votes for a single candidate.

At any general meeting of the holders of Kyivstar Group Ltd. Common Shares, two or more persons present in person (including by electronic means) at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least fifty percent (50%) (or thirty-three and two-thirds percent (33²⁄₃%) at any adjourned meeting) of the total issued Kyivstar Group Ltd. Common Shares at the relevant time shall form a quorum for the transaction of business at such meeting.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders

The presence, in person, online or by proxy, at a shareholders meeting of Cohen Circle of shareholders who together hold a majority of the outstanding shares of Cohen Circle Ordinary Shares entitled to vote at such meeting constitutes a quorum for the transaction of business at such meeting. At all meetings of shareholders at which a quorum is present, the election of directors is determined by a plurality of the votes cast by the shareholders present in person or represented by proxy at the meeting and entitled to vote thereon. Except as otherwise provided in the Cayman Company Act, all other matters presented to the shareholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the shareholders present in person, online or represented by proxy at the meeting and entitled to vote thereon.

Subject to the Bermuda Companies Act and any rule, regulation rule, regulation, policy, guideline, or directive of any Appointed Stock Exchange relevant to Kyivstar Group Ltd., and unless otherwise specified in Kyivstar Group Ltd.’s Bye-laws, any question properly proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter, and in the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

Appraisal/Dissenters’ Rights	Appraisal/Dissenters’ Rights

Under the Companies Act, a shareholder of a company undertaking certain types of corporate transactions is entitled to the payment of the fair value of the shares held by such shareholder upon completion of such transactions. In the event a shareholder decides not to accept the consideration being offered by Cohen Circle with respect to such transactions, the shareholder is entitled to make an application to the Cayman Islands Grand Court (the “Grand Court”) to demand payment of a fair value for their shares, with the “fair value” to be determined by the Grand Court. The Companies Act sets out the necessary steps and procedures which such a shareholder is bound to comply with in order to exercise these rights.

The Bermuda Act provides shareholders of amalgamating or merging company that do not vote in favor of an amalgamation or merger with the right, within one month of the notice regarding the general meeting in respect of the amalgamation or merger, to apply to the Bermuda courts to appraise the fair value of their shares. Dissenting shareholders are required to do so by issuing an originating summons in their name, either together with other dissenting shareholders in the same action, or under separate actions. In such cases, the dissenting shareholders are entitled to be paid the fair value of their shares as appraised by the court, but cannot block the amalgamation or merger itself. All shares carry the right to vote in an amalgamation or merger (and exercise dissent rights) notwithstanding that they would otherwise not be entitled to do so.

Dividends	Dividends

Under the Companies Act and the Articles, the directors, by resolution may declare dividends on shares in issue and authorize payment out of the funds lawfully available therefor. The directors may, subject to the preference of any classes of shares, authorize a dividend at such time and of such an amount as they think fit if they are satisfied that Cohen Circle will, have sufficient profits and/or share premium lawfully available therefor and, immediately after the payment of the dividend, satisfy the solvency test (that is, if the directors can determine based on the facts at the time that the company can in the future, following the payment of the dividend, pay its debts as they fall due in the ordinary course of business).

Directors may, before resolving to pay any distribution, set aside such sums as they think proper as a reserve or reserves.

Under the Bermuda Companies Act and the Kyivstar Group Ltd. Bye-laws, the board of directors may, subject to the Kyivstar Group Ltd. Bye-laws, by resolution of the directors declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be able to pay its liabilities as they become due and (b) the realizable value of its assets will be greater than its liabilities.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Purchase, Repurchase and Redemption of Shares	Purchase, Repurchase and Redemption of Shares

Subject to the provisions of the Companies Act, the Cohen Circle Articles, any exchange rules, and to any rights conferred on the shareholders or attaching to any class of shares in the capital of Cohen Circle, Cohen Circle may: (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of Cohen Circle or the holder of such shares on such terms and in such manner as the Cohen Circle Board may determine before the issue of those shares; and (ii) repurchase any of its shares, provided that the manner and terms of such purchase have been approved by the Cohen Circle Board or are otherwise authorized by the Cohen Circle Articles. Under the Companies Act, the redemption or repurchase of any share may be paid out of Cohen Circle’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Cohen Circle can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased: (a) unless it is fully paid up to its par value; (b) if such redemption or repurchase would result in there being no shares issued and outstanding in the capital of Cohen Circle; or (c) if Cohen Circle has commenced liquidation.

Subject to compliance with the Bermuda Companies Act, the Kyivstar Group Ltd. Bye-laws allow the directors of Kyivstar Group Ltd. to authorize the repurchase of Kyivstar Group Ltd. Common Shares. The Bermuda Companies Act allows for the redemption or repurchase of shares provided that:

(a)    on the date on which the purchase is to be effected, there are reasonable grounds for believing that Kyivstar Group Ltd. is, or after the purchase would be, able to pay its liabilities as they become due; and

(b)    no such Kyivstar Group Ltd. Common Shares shall be redeemed except out of the capital paid up thereon or out of the funds of Kyivstar Group Ltd. which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; and

(c)    the premium, if any, payable on repurchase, is provided for out of funds of Kyivstar Group Ltd. would otherwise be available for dividend or distribution or out of the company’s share premium account before the shares are redeemed.

Once repurchased, Kyivstar Group Ltd. Common Shares may be cancelled (provided that the issued share capital of Kyivstar Group Ltd. is not reduced below the minimum share capital as set out in the memorandum of association) or held in treasury. All rights, including rights to vote and rights to receive dividends or distributions, on Kyivstar Group Ltd. Common Shares held in treasury are suspended. The authorized share capital in respect of any shares re-purchased and subsequently cancelled or held in treasury may be later used in connection with the issue of new Kyivstar Group Ltd. Common Shares.

Issuance of Shares	Issuance of Shares

Any authorized but unissued shares of Cohen Circle Ordinary Shares are available for issuance by the Cohen Circle Board; provided, however, that prior to the consummation of Cohen Circle’s initial business combination, Cohen Circle may not issue any additional shares of ordinary shares of Cohen Circle that would entitle the holders thereof to (1) receive funds from the Trust Account, or (2) vote as a class with the shares of Cohen Circle Class A Ordinary Shares included as part of the units sold in Cohen Circle’s IPO.

The Kyivstar Group Ltd. Board has the power to issue Kyivstar Group Ltd. Common Shares on such terms and conditions as it may determine, including (but not limited to) in connection with employee compensation awards.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Amendments to Governing Documents	Amendments to Governing Documents

Subject to the Companies Act, Cohen Circle may at any time and from time to time, by special resolution, alter or amend the Cohen Circle Articles, in whole or in part.

The Cohen Circle Articles and the Companies Act provide that a special resolution must be (i) passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the shareholders of Cohen Circle of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken and regard shall be had in computing a majority to the number of votes to which each such shareholder is entitled; or (ii) approved in writing by all shareholders entitled to vote at a general meeting of Cohen Circle the vote of a greater number of shares.

Amendments to the Kyivstar Group Ltd. Bye-laws may only be effected by resolution of the Kyivstar Group Ltd. Board, followed by a special resolution of the holders of Kyivstar Group Ltd. Common Shares at a general meeting, being the affirmative vote of the holders of Kyivstar Group Ltd. Common Shares representing not less than sixty six and two-thirds percent (66²⁄₃%) of the total voting rights of the Kyivstar Group Ltd. shareholders who (being entitled to do so) vote in person or by proxy on the resolution at such general meeting (a “Kyivstar Group Ltd. Special Resolution”).

Number of Directors	Number of Directors
The number of directors will be fixed from time to time exclusively by the Cohen Circle Board pursuant to a resolution adopted by a majority of the Cohen Circle Board.

The Board of directors of Kyivstar Group Ltd. shall consist of not less than five (5) directors and not more than eleven (11) directors as determined by the Kyivstar Group Ltd. Board and approved by a resolution of the holders of Kyivstar Group Ltd. Common Shares representing a simple majority of the total voting rights of the Kyivstar Group Ltd. shareholders, who (being entitled to do so) vote in person or by proxy on the resolution in general meeting.

Classes of Directors	Classes of Directors

The Cohen Circle Board consists of three directors, divided into three classes, Class I, Class II, and Class III. The term of the initial Class I Directors expires at the first annual meeting of the shareholders of Cohen Circle, the term of the initial Class II directors expires at the second annual general meeting of Cohen Circle, and the term of the initial Class III Directors expires at the third annual meeting of the shareholders. Each class of successors to replace the class of directors whose term expires at that annual meeting (except for those directors appointed prior to Cohen Circle’s first annual general meeting) shall serve a three-year term.

Nominations of persons for election to the Cohen Circle Board at any annual general meeting, or at any extraordinary general meeting called for the purpose of electing directors as set forth in Cohen Circle’s notice of such extraordinary general meeting, may be made by the board or a shareholder entitled to vote in the election of directors if the shareholder complied with certain notice procedures. Prior to the completion of Cohen Circle’s initial business combination, only holders of shares of Cohen Circle Class B Ordinary Shares have the right to vote on the election of directors.

Kyivstar Group Ltd. has a single class of directors, who are elected by cumulative voting at the Kyivstar Group Ltd. annual general meeting.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Removal of Directors	Removal of Directors

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Cohen Circle’s ordinary shares entitled to vote generally in the election of directors, voting together as a single class.

The Kyivstar Group Ltd. Bye-laws allow the holders of Kyivstar Group Ltd. Common Shares to remove the appointed directors by simple majority of the holders of such Kyivstar Group Ltd. Common Shares in general meeting, duly convened for such purpose, provided that:

(a)    The notice of any general meeting of the holders of Kyivstar Group Ltd. Common Shares convened for such purpose contains a statement of the intention to remove such director from office and is served on the director concerned not less than 14 days prior to the date of the general meeting; and

(b)    The director concerned is entitled to be heard on the removal motion to be considered by the holders of Kyivstar Group Ltd. Common Shares.

Filling of Board Vacancies	Filling of Board Vacancies

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Cohen Circle Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by shareholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

If a Kyivstar Group Ltd. director is:

(a)    is removed from office pursuant to the Kyivstar Group Ltd. Bye-laws or is prohibited from being a director by operation of law;

(b)    is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)    is or becomes of unsound mind or dies;

(d)    resigns his office by written notice to Kyivstar Group Ltd.; or

(e)    their term of office expires,

then the Kyivstar Group Ltd. Board shall be entitled by resolution to appoint a director to fill such vacancy on the Kyivstar Group Ltd. Board, who shall hold office until the next annual general meeting of Kyivstar Group Ltd.

Newly created directorships resulting from an increase in the number of directors are elected at the annual general meeting of Kyivstar Group Ltd.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Compensation of Directors	Compensation of Directors

The Cohen Circle Board has the authority to fix the compensation of directors, including for service on a committee of the Cohen Circle Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed for their expenses, if any, of attendance at each meeting of the Cohen Circle Board. No such payment shall preclude any director from serving Cohen Circle in any other capacity and receiving compensation therefor. Members of committees of the Cohen Circle Board may be allowed like compensation and reimbursement of expenses for service on the committee.

The amount of any fees payable to Kyivstar Group Ltd. directors shall be determined by the Kyivstar Group Ltd. Board upon the recommendation of the remuneration committee established by the Kyivstar Group Ltd. Board and shall be deemed to accrue from day to day. In addition, Kyivstar Group Ltd. directors may be reimbursed for expenses properly incurred for attending meetings of the Kyivstar Group Ltd. Board and/or meetings of the Kyivstar Group Ltd. shareholders. Any Kyivstar Group Ltd. director who serves on any committee, or who, at the request of the Kyivstar Group Ltd. Board, goes or resides outside his home jurisdiction, makes any special journey or otherwise performs services which in the opinion of the Kyivstar Group Ltd. Board are outside the scope of the ordinary duties of a director, may be paid such remuneration by way of salary, commission or otherwise as the Kyivstar Group Ltd. Board may determine in addition to or in lieu of any fee payable to him for his services as a Kyivstar Group Ltd. director pursuant to the Kyivstar Group Ltd. Bye-laws.

Manner of Acting by Board	Manner of Acting by Board

A majority of the Cohen Circle Board shall constitute a quorum for the transaction of business at any meeting of the board, and the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board. If a quorum is not present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Any action required or permitted to be taken at any meeting of the Cohen Circle Board or any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the board or committee.

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Unless otherwise specified in the Bye-laws, a resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority in number of those directors attending such meeting, or by unanimous written consent.

The quorum necessary for the transaction of business at a meeting of the Kyivstar Group Ltd. Board shall be a majority of the number of Kyivstar Group Ltd. directors in office as at the date of the meeting. If a quorum is not present at any meeting of the Kyivstar Group Ltd. Board, then the Kyivstar Group Ltd. directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A resolution signed by all the members of the Kyivstar Group Ltd. Board, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Kyivstar Group Ltd. Board, duly called and constituted, such resolution to be effective on the date on which the last member of the Kyivstar Group Ltd. Board signs the resolution.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Meetings of the Board	Meetings of the Board

Regularly scheduled periodic meetings of the Cohen Circle Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the board.

Extraordinary general meetings of the board (a) may be called by the Chairman of the Cohen Circle Board or the President of Cohen Circle and (b) shall be called by the Chairman of the Cohen Circle Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each extraordinary general meeting of the board must be given to each director in accordance with the bylaws.

A Kyivstar Group Ltd. director or the CEO of Kyivstar Group Ltd. may, and the secretary of Kyivstar Group Ltd. on the requisition of a Kyivstar Group Ltd. director or the CEO shall, at any time summon a meeting of the Kyivstar Group Ltd. Board. Any Kyivstar Group Ltd. director may require (by notice in writing submitted to the Kyivstar Group Ltd. general counsel on not less than three (3) business days prior to the date on which notice of the meeting is issued to the Kyivstar Group Ltd. directors) that there is included in the agenda for a meeting of the Kyivstar Group Ltd. Board any matter of business which is appropriate for the consideration of the Kyivstar Group Ltd. directors, in which case that matter shall be included in the notice of the meeting and shall be considered at the meeting of the Kyivstar Group Ltd. Board in question. Save in the case of an emergency when notice of a meeting of the Board shall be deemed to be duly given to a director if it is given to such director verbally (including in person or by telephone) or otherwise communicated or sent to such director in writing at such director’s last known address or in accordance with any other instructions given by such director to Kyivstar Group Ltd. for this purpose, all directors must receive written notice of any meeting of the Board at least five (5) Business Days prior to such meeting, unless the notice requirement is waived by all directors. A director present at a meeting of the Board shall be deemed to have waived any irregularity in the giving of notice.

Annual Shareholders’ Meetings	Annual Shareholders’ Meetings

An annual general meeting of Cohen Circle is held at such place, either within or without the Cayman Islands, and time and on such date as shall be determined by the Cohen Circle Board and stated in the notice of the meeting. At each annual general meeting, the shareholders entitled to vote on such matters shall appoint those directors of Cohen Circle to fill any term of a directorship that expires on the date of such annual general meeting and may transact any other business as may properly be brought before the meeting.

Kyivstar Group Ltd. is required to convene a general meeting of the holders of Kyivstar Group Ltd. Common Shares at least annually (such meeting the “AGM”) on at least 10 clear days’ notice. The annual general meeting of Kyivstar Group Ltd. shall be held in each year at such time and place as the CEO or the Board shall appoint.

A general meeting may be held by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.

The quorum necessary for transacting business at the Kyivstar Group Ltd. annual general meeting is the presence in person (including by electronic means) of holders holding at least fifty percent (50%) (or thirty-three and two-third percent (33²⁄₃%) at any adjourned meeting) of the issued Kyivstar Group Ltd. Common Shares.

At the Kyivstar Group Ltd. annual general meeting, the Kyivstar Group Ltd. directors shall be elected by cumulative voting, and the holders of Kyivstar Group Ltd. Common Shares shall vote on such other matters as detailed in the notice convening the Kyivstar Group Ltd. annual general meeting and such other business as may properly be brought before the annual general meeting.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Special Shareholders’ Meetings	Special General Meetings

Extraordinary general meetings of Cohen Circle shareholders’, for any purpose or purposes, may be called only by the Chairman of the Cohen Circle Board, Cohen Circle’s Chief Executive Officer, or the Cohen Circle Board pursuant to a resolution adopted by a majority of the Cohen Circle Board, and may not be called by any other person. Extraordinary general meetings of shareholders shall be held at such place, either within or without the Cayman Islands, and at such time and on such date as shall be determined by the board and stated in Cohen Circle’s notice of the meeting, provided that the board may in its sole discretion determine that the meeting shall not be held at any specific physical location, but may instead be held solely by means of remote communication.

Under the Kyivstar Group Ltd. Bye-laws, shareholder meetings other than the annual general meeting are classed as Special General Meetings. The Kyivstar Group Ltd. CEO or the Kyivstar Group Ltd. Board may convene a special general meeting of the holders of Kyivstar Group Ltd. Common Shares whenever in their judgment such a meeting is necessary.

Under the Bermuda Companies Act, holders of Kyivstar Group Ltd. Common Shares representing at least ten percent (10%) of the issued Kyivstar Group Ltd. Common Shares may requisition the Kyivstar Group Ltd. Board to convene a Special General Meeting in accordance with the Bermuda Companies Act. Each special general meeting shall, subject to the Bermuda Act and the Kyivstar Group Ltd. Bye-laws, be held at such time and place as the CEO or the Board shall appoint.

Convocation Requirements for a Shareholders’ Meeting	Convocation Requirements for a Shareholders’ Meeting

Written notice of each shareholders’ meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which shareholders’ and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, shall be given in accordance with the Cohen Circle Bylaws to each shareholder entitled to vote thereat as of the record date for determining the shareholders entitled to notice of the meeting, by Cohen Circle, not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the Companies Act. If said notice is for a shareholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of shareholders as to which notice has been given may be postponed, and any meeting of shareholders as to which notice has been given may be cancelled, by the Cohen Circle Board upon public announcement, in accordance with the Cohen Circle Bylaws given that such change is communicated before the date previously scheduled for such meeting.

At least 10 clear days’ notice of a general meeting of the holders of Kyivstar Group Ltd. Common Shares (other than an adjourned meeting) shall be given to each holder of Kyivstar Group Ltd. Common Shares entitled to attend and vote thereat, stating the date and time at which the meeting is to be held, and stating (so far as is possible) the business to be conducted at such meeting.

Notice of meetings of the holders of Kyivstar Group Ltd. Common Shares may be delivered in person, in writing delivered by mail or courier to the address of the Kyivstar Group Ltd. Common Shares detailed on the Kyivstar Group Ltd. register of members, electronically, or by being posted on a website.

The Board may postpone or cancel any general meeting called in accordance with the Kyivstar Group Ltd. Bye-laws (other than a meeting requisitioned under the Kyivstar Group Ltd. Bye-laws) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to the shareholders in accordance with the Kyivstar Group Ltd. Bye-laws.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Quorum and Actions	Quorum and Actions

The presence, in person or by proxy, at a shareholders’ meeting of the holders of shares of outstanding ordinary shares of Cohen Circle representing a majority of the voting power of all outstanding shares of ordinary shares of Cohen Circle entitled to vote at such meeting constitutes a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum is not present or represented by proxy at any meeting of the shareholders of the corporation, the chair of the meeting may adjourn the meeting from time to time until a quorum shall attend. The shareholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

The quorum necessary for transacting business at a meeting of the holders of Kyivstar Group Ltd. Common Shares is the presence in person (including by electronic means) of holders holding at least fifty percent (50%) (or thirty-three and two-thirds percent (33²⁄₃%) at any adjourned meeting) of the issued Kyivstar Group Ltd. Common Shares.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine. If the meeting shall be adjourned to the same day one week later or the CEO shall determine that the meeting is adjourned to a specific date, time and place, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the meeting being adjourned.

Shareholder Action Without Meeting	Written Resolutions of Kyivstar Group Ltd. Shareholders

The Cohen Circle Articles provide that after the closing of the Cohen Circle IPO, any action required or permitted to be taken by the shareholders of Cohen Circle must be effected by a duly called annual or extraordinary general meeting of such shareholders and may not be effected by written consent of the shareholders other than with respect to the Cohen Circle Class B Ordinary Shares, with respect to which action may be taken by written consent.

Section 77A of the Bermuda Act provides that subject to the bye-laws of a company, anything which may be done by resolution of a company in general meeting may be done by resolution in writing. The Kyivstar Group Ltd. Bye-laws expressly exclude action by Kyivstar Group Ltd. shareholders by written resolution and only resolutions passed at a duly convened and constituted general meeting of the holders of Kyivstar Group Ltd. Common Shares are valid.

Indemnification of Officers and Directors	Indemnification of Directors and Officers

The Companies Act generally permits a corporation to indemnify its officers and directors against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by the corporation that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

•   by a majority of the disinterested directors, even though less than a quorum;

•   by a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum;

Other than any indemnification or purported indemnification of a Kyivstar Group Ltd. director or officer for fraud or dishonesty (which is void), the Bermuda Companies Act and the Kyivstar Group Ltd. Bye-laws permit the indemnification of the Kyivstar Group Ltd. directors and officers in respect of all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the Kyivstar Group Ltd. business, or their duty, or supposed duty, or in their respective offices or trusts. The Kyivstar Group Ltd. Bye-laws additionally provide that each holder of Kyivstar Group Ltd. Common Shares agrees to waive any claim or right of action such shareholder might have, whether individually or by or in the right of Kyivstar Group Ltd., against any Kyivstar Group Ltd. director or officer on account of any action taken by such Kyivstar Group Ltd. director or officer, or the failure of such Kyivstar Group Ltd. director or officer

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders

•   by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

•   by the shareholders.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

to take any action in the performance of his duties with or for Kyivstar Group Ltd. or any Kyivstar Group Ltd. subsidiary, provided always that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Kyivstar Group Ltd. director or officer. The Kyivstar Group Ltd. Bye-laws further provide that Kyivstar Group Ltd. may advance money to a Kyivstar Group Ltd. director or officer for the costs, charges and expenses incurred by such Kyivstar Group Ltd. director or officer in defending any civil or criminal proceedings against him, on condition that he/she shall repay the advance if any allegation of fraud or dishonesty is proved against him/her.

Limitation on Liability of Directors	Limitation on Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime.

The Bermuda Companies Act prohibits indemnification of directors and officers for offences of fraud or dishonesty (and any such indemnification or purported indemnification shall be void) or where any such provision may be contrary to public policy in Bermuda.

Dissolution/Liquidation	Liquidation

The Cohen Circle Articles of Association provide that it will have only 21 months from the closing of the Cohen Circle IPO to complete its initial business combination. If it has not completed its initial business combination within such time period or during any extended period (an additional five months), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the offering shares in consideration of a per share price, payable in cash, equal to the quotient obtained by dividing (a) the aggregate amount then on deposit in the Trust Account including interest (net of taxes payable and less up to $100,000 of such net interest to pay dissolution expenses) by (b) the total number of then outstanding offering shares, which redemption will completely extinguish public shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Cohen Circle’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law.

Voluntary liquidation of Kyivstar Group Ltd. shall require the approval of a resolution of the Kyivstar Group Ltd. Board and a Kyivstar Group Ltd. Special Resolution passed at a general meeting of the holders of Kyivstar Group Ltd. Common Shares.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Rights of Inspection	Rights of Inspection
Shareholders are entitled to inspect for any proper purpose the stock ledger and the other books and records of the corporation.

The register of holders of Kyivstar Group Ltd. Common Shares shall be open to inspection without charge at the Kyivstar Group Ltd. registered office in Bermuda, subject to such reasonable restrictions as the Kyivstar Group Ltd. Board may impose, so that not less than two hours in each business day be allowed for inspection. Other than the documents filed with the Bermuda Registrar of Companies under the Bermuda Companies Act, holders of Kyivstar Group Ltd. Common Shares have no additional rights to inspect the other books and records of Kyivstar Group Ltd. The Register of Shareholders may, after notice has been given in accordance with the Bermuda Act, be closed for any time or times not exceeding in the whole 30 days in each year.

Derivative Shareholder Suits	Derivative Shareholder Claims and Oppressive Conduct

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, Cohen Circle will normally be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Cohen Circle’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or is proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control Cohen Circle are perpetrating a “fraud on the minority.”

Bermuda law provides that the company itself is the proper plaintiff for claims of loss caused to the company, or to redress wrongs done by directors or officers. The Bermuda Supreme Court will generally not accept that a holder of Kyivstar Group Ltd. Common Shares has rights to bring such a claim directly unless:

(a)    the act complained of is ultra vires or illegal and not capable for ratification by the majority of other holders of Kyivstar Group Ltd. Common Shares;

(b)    the act complained of constitutes a fraud on the minority where the wrongdoers control the company;

(c)    the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote; and

(d)    where the company has not complied with provisions requiring that the relevant act be approved by a Special General Meeting of Kyivstar Group Ltd. shareholders.

Additionally, the Bermuda Companies Act provides that a shareholder is permitted to apply to the Bermuda Supreme Court to wind up Kyivstar Group Ltd. in certain circumstances if the court is of the opinion that it is “just and equitable” to do so, including where there has been some fraud or illegality.

Rights of Cohen Circle Shareholders	Rights of Kyivstar Group Ltd. Shareholders
Conflict of Interest Transactions	Conflicts of Interest

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to Cohen Circle and therefore it is considered that they owe certain duties to Cohen Circle, including a duty to act in good faith and in what they consider to be in the best interests of Cohen Circle. Notwithstanding the forgoing, subject to the Companies Act, pursuant to the Cohen Circle Articles, provided that the director has declared to the Cohen Circle Board the nature and extent of any personal interest that the director has in a matter, transaction or arrangement, such director, notwithstanding his office, may: (a) hold any office or place of profit in Cohen Circle (other than auditor); (b) hold any office or place of profit in any other company or entity promoted by Cohen Circle or in which it has an interest; (c) enter into any contract, transaction or arrangement with Cohen Circle or in which Cohen Circle is otherwise interested; and (d) sign or participate in the execution of any document in connection with matters related to that interest.

The Bermuda Companies Act provides that a director of a Bermuda company must:

(a)    act honestly and in good faith with a view to the best interests of the company;

(b)    exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)    disclose at the first opportunity at a meeting of directors or by writing to the directors:

(i)     his interest in any material contract or proposed material contract with the company or any of its subsidiaries; and

(ii)   his material interest in any person that is a party to a material contract or proposed material contract with the company or any of its subsidiaries.

Additionally, Bermuda law imposes common law fiduciary duties on its directors and officers, including to exercise their powers for a proper purpose, to refrain from personal profit, and to avoid conflicts of interest.

The Kyivstar Group Ltd. Bye-laws provide that having fully declared and disclosed any interest at the earliest opportunity and prior to any discussion of, or voting on, such transaction or matter by the Kyivstar Group Ltd. Board, the Kyivstar Group Ltd. director may nevertheless vote thereon.

Listing

Following consummation of the Business Combination, the Cohen Circle Class A Ordinary Shares, the Cohen Circle Units and the Cohen Circle Warrants will be delisted from Nasdaq and Cohen Circle will be deregistered under the Exchange Act.

Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants are expected to trade on Nasdaq.
Anti-Takeover Provisions	Anti-Takeover Provisions

The Cayman Islands does not have specific anti-takeover legislation, but some provisions of Cayman Islands law and the Cohen Circle Articles may have the effect of delaying, deterring or discouraging a change in Cohen Circle’s control or management that shareholders may otherwise consider favorable. The Cohen Circle Articles authorizes the Cohen Circle Board to issue additional shares in differing classes, to the extent authorized but unissued. The issuance of additional shares may be used as an anti-takeover device without further action on the part of the Cohen Circle shareholders. Such issuance may dilute the voting power of existing shareholders.

Bermuda law prescribes no specific anti-takeover provisions.

The Kyivstar Group Ltd. Bye-laws authorize the Kyivstar Group Ltd. Board to issue additional shares (up to the maximum authorized share capital) without seeking additional consent from the holders of Kyivstar Group Ltd. Common Shares. The issue of such Kyivstar Group Ltd. Common Shares may be used as an anti-takeover device as it may dilute the voting power of existing Kyivstar Group Ltd. shareholders.

COHEN CIRCLE RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Founder Shares

In November 2021, the Sponsors paid $25,000 to cover certain offering costs of Cohen Circle in consideration for the Founder Shares, which were issued on November 5, 2021. From November 2021 through September 2024, Cohen Circle had various share surrender and capitalization events in which a net 758,333 shares have been surrendered by the Sponsor to Cohen Circle for no consideration and an aggregate of 7,905,000 Founder Shares remain outstanding. All share and per shares amounts have been retroactively adjusted to reflect the share capitalization and share surrender. The Founder Shares included an aggregate of up to 1,005,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares will equal 25% of Cohen Circle’s issued and outstanding shares after the Initial Public Offering and the private placement. On October 15, 2024, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering. As such 1,005,000 Founder Shares are no longer subject to forfeiture.

The Sponsors have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after the initial business combination or (y) the date on which Cohen Circle completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Cohen Circle’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the consummation of the IPO, Cohen Circle consummated the Private Placement of the Placement Units in a private placement transaction at a price of $10.00 per Placement Unit, generating gross proceeds of $7,150,000. The Placement Units were purchased by Cantor (270,000 Units) and one of Cohen Circle’s sponsors, Cohen Circle Sponsor I, LLC (445,000 Units). The Warrants included in the Placement Units are identical to the Warrants included in the IPO Units except as otherwise described in the Registration Statement. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Placement Units was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Administrative Support Agreement

Cohen Circle entered into an agreement, commencing on October 11, 2024, through the earlier of Cohen Circle’s consummation of an initial business combination or its liquidation, to pay an affiliate or designee of the Sponsor a total of $25,000 per month for office space, utilities and shared personnel support services.

Service Agreement

Cohen Circle has agreed, commencing on October 11, 2024, through the earlier of Cohen Circle’s consummation of an initial business combination or its liquidation, to pay its Chief Financial Officer, R. Maxwell Smeal, $12,500 per month.

Promissory Note

On November 3, 2021, Cohen Circle issued the Promissory Note, pursuant to which Cohen Circle may borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2024 or (ii) the consummation of the Initial Public Offering. Cohen Circle repaid the outstanding balance of the Promissory Note at the closing of the Initial Public Offering on October 15, 2024. Borrowings under the Promissory Note are no longer available.

Registration Rights Agreement

On October 10, 2024, the Sponsor, Cohen Circle and certain other holders of Cohen Circle’s securities entered into the Registration Rights Agreement which provides for customary terms for a transaction of this type, including piggyback registration rights and demand registration rights, subject to underwriter cutbacks and issuer blackout periods.

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor has committed to loan Cohen Circle Working Capital Loans. If Cohen Circle completes an initial business combination, Cohen Circle may repay the Working Capital Loans out of the proceeds of the Trust Account released to Cohen Circle. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, Cohen Circle may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the initial business combination at a price of $10.00 per unit. The units would be identical to the Placement Units. As of March 31, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, SPAC, CCS, CCA I, Cantor Fitzgerald & Co. and Kyivstar Group Ltd. have entered into the Sponsor Support Agreement. Pursuant to the Sponsor Agreement, on the terms and subject to the conditions set forth therein, the Voting Parties have agreed, among other things, to (i) not redeem any Voting Shares (as defined therein) in connection with the vote to approve the SPAC Shareholder Matters; (ii) vote in favor of the Merger and the Business Combination Agreement and the other Transactions and against any alternative transaction; (iii) during the term of the Sponsor Agreement, not to transfer any of such party’s Voting Shares except as permitted thereby; (iv) waive appraisal and dissenters’ rights with respect to the Merger; and (v) contingent upon the Closing, waive certain anti-dilution provisions contained in the SPAC Governing Documents in connection with the Merger. The Sponsor Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Merger Effective Time and (ii) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms.

KYIVSTAR RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ukraine Tower Company Agreements

To operate its telecommunications business, Kyivstar predominantly uses the network infrastructure of UTC, which is wholly owned by VEON through a sister company of Kyivstar Group Ltd. UTC was established as a separate infrastructure company following a carve-out transaction which separated such assets from Kyivstar.

As of December 2024, we and UTC jointly had approximately 15,500 sites, approximately 1,000 of which were added in 2023 and approximately 1,000 of which were added in 2024. We are the anchor tenant for almost all of UTC’s sites, with 524 of UTC’s owned sites being exclusive to us until the end of 2025. As of December 31, 2024, we held approximately 6,800 tower sites. Approximately 1,000 additional sites were contemplated to be transferred to UTC in 2023, but restrictions on assets located on state or communal property related to the imposition of martial law in Ukraine caused the transaction to be put on hold. Subject to management and board approval, such sites may be transferred to UTC in the future once restrictions are lifted. While the transfer is not a certainty to occur, if the restrictions are lifted and the 1,000 tower sites are transferred from Kyivstar to UTC, subject to regulatory considerations, the sale would take place for fair market value. UTC sites account for about 60% of our network roll-out.

Kyivstar continues to provide certain shared services to UTC under service agreements relating to accounting, corporate legal, treasury, procurement, warehousing and logistics, technical documentation processing, budget planning, compliance, car fleet management and global relations. Kyivstar and UTC also share a single enterprise resource planning system under separate licenses, and Kyivstar leases certain IT equipment, vehicles and office facilities to UTC pursuant to sub-lease agreements. UTC has approximately 170 full-time employees, with Kyivstar currently providing additional HR support to UTC amounting to an equivalent of 32 full-time employees, 25 of which provide accounting services. Such human resources cost is compensated to Kyivstar by UTC based on service agreement terms. Furthermore, Kyivstar management occasionally advises the UTC management team in negotiations in respect of agreements that UTC enters into with third parties.

Despite VEON’s ownership of UTC, we nevertheless maintain an arm’s-length commercial relationship with UTC via a series of principles and MTA terms, including unified commercial pricing principles for all tenants. The lease agreement that we have in place with UTC (Lease Agreement No. 427392, dated August 25, 2021 (the “MLA”)) has an initial term of seven years, with subsequent renewal options for seven years each, each renewal being on an “all or nothing” basis, meaning the entire agreement must be accepted as a whole. The anchor tenant receives a 20% discount to the base anchor fee if a third-party tenant occupies part of the same side of the tower. There is also a volume discount of 30% when the total number of sites the tenant occupies is over 5,000. The payments are made monthly in arrears, and electricity is charged to the anchor tenant on a pass-through basis. In the year ended December 31, 2024, we paid $61 million in fees to UTC, compared to $50 million in the year ended December 31, 2023.

In addition to the MLA, we have in place a Framework Sale and Purchase Agreement (Agreement No. 5000032, dated August 20, 2021 (the “Framework SPA”)). According to the Framework SPA, Kyivstar must sell equipment with certain specifications to UTC. The sale price is determined under separate individual agreements. Initially, the total consideration of the Framework SPA was defined as UAH 641,250,000 (excluding VAT). On July 5, 2022, the parties signed Additional Agreement No. 2, which stated that the total consideration of the Framework SPA was increased to UAH 1,480,000,000 (excluding VAT). However, the exact total price of the Framework SPA shall be ultimately defined as the total price of all the individual agreements concluded between Kyivstar and UTC pursuant to the Framework SPA. To execute each individual agreement, UTC must notify Kyivstar when a given piece of equipment is ready for sale. Initially, the Framework SPA was set to expire on April 30, 2023, but the agreement was extended until at least March 31, 2026, as per Additional Agreement No. 5, dated November 11, 2024. For the years ended December 31, 2023 and 2024, UTC paid us approximately $2.9 million and $10.8 million, respectively, pursuant to this agreement. For more information on the Ukraine Tower Company agreements, see “Business of Kyivstar and Certain Information About Kyivstar — Ukraine Tower Company.”

General Services Agreement

On November 21, 2018, we and VEON entered into a service agreement, pursuant to which VEON provides Kyivstar with a range of general support services, including technical and technology support, commercial operations, strategic planning, legal and regulatory advice, tax consulting, treasury operations and human resources services. This agreement was effective through December 31, 2023 and was extended until December 31, 2028. Fees under the agreement were based on services provided. We did not pay anything under this agreement in the years ended December 31, 2022, 2023 and 2024. In the year ended December 31, 2024, we settled with VEON for approximately $2.6 million using credit funds.

Agency and Services Agreement

On April 23, 2020, we and VEON Wholesale Services B.V., a subsidiary of VEON, entered into a service agreement for international roaming and telecommunications services. The services provided by VEON Wholesale Services B.V. included managing roaming tariffs, negotiating and managing framework wholesale agreements and roaming agreements, providing technology management and consulting on retail roaming product development. This agreement was terminated March 31, 2024. The cost for these services was determined quarterly based on a formula that considered our roaming costs and revenues, as well as those of the VEON. We did not pay anything under this agreement in the years ended December 31, 2022, and 2023. In the year ended December 31, 2024, we paid VEON approximately $4.4 million pursuant to this agreement.

BENEFICIAL OWNERSHIP OF Kyivstar Group Ltd. SECURITIES

The following table sets forth information regarding the beneficial ownership of Cohen Circle’s Ordinary Shares as of the date of this proxy statement/prospectus, by:

•        each person known by Cohen Circle to be the beneficial owner of 5% or more of issued and outstanding Cohen Circle Ordinary Shares;

•        each of Cohen Circle’s executive officers and directors; and

•        all of Cohen Circle’s executive officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, Cohen Circle believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of Cohen Circle in the table below is calculated based on March 25, 2025 Cohen Circle Ordinary Shares, consisting of (i) 23,715,000 Cohen Circle Class A Ordinary Shares (which includes Cohen Circle Class A Ordinary Shares underlying the Units) and (ii) 7,905,000 Cohen Circle Class B Ordinary Shares, issued and outstanding as of the date of this proxy statement/prospectus. The table below does not include the Cohen Circle Class A Ordinary Shares underlying the Cohen Circle Private Warrants held by the Sponsor or any Cohen Circle Public Warrants because these securities are not exercisable within 60 days of this proxy statement/prospectus.

Name and Address of Beneficial Owners	Class A Ordinary Shares		Class B Ordinary Shares		Combined Voting Power(2)
	Number	% of class	Number	% of class	Number	% of class
Directors and Executive Officers:(1)
Betsy Z. Cohen(2)	445,000	1.9%	7,905,000	100.0%	8,350,000	26.4%
R. Maxwell Smeal	—	—	—	—	—	—
Rochael Adranly	—	—	—	—	—	—
Jan Hopkins Trachtman	—	—	—	—	—	—
Ellen F. Warren	—	—	—	—	—	—
Walter Jones	—	—	—	—	—	—
All directors and executive officers as a group ( individuals)(3)	445,000	1.9%	7,905,000	100.0%	8,350,000	26.4%

5% or Greater Beneficial Owners:
Healthcare of Ontario Pension Plan Trust Fund(5)	1,750,000	7.4%	—	—	1,750,000	5.5%
AQR Capital Management, LLC(6)	1,457,480	6.1%	—	—	1,457,480	4.6%
The Goldman Sachs Group, Inc.(7)	1,617,151	6.8%	—	—	1,617,151	5.1%
Barclays PLC(8)	1,490,000	6.3%	—	—	1,490,000	4.7%
Magnetar Financial LLC(9)	1,900,000	8.0%	—	—	1,900,000	6.0%
Alberta Investment Management Corporation(10)	1,980,000	8.3%	—	—	1,980,000	6.3%
Cohen Circle Sponsor I, LLC(3)(4)	445,000	1.9%	3,560,000	45.0%	4,005,000	12.7%
Cohen Circle Advisors, LLC(3)	—	—	4,345,000	55.0%	4,345,000	13.7%

____________

(1)      Unless otherwise noted, the business address of each of the following individuals is c/o Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(2)      Shares are held directly by Cohen Circle Sponsor I, LLC (445,000 Class A ordinary shares and 3,560,000 Class B ordinary shares) and Cohen Circle Advisors, LLC (4,345,000 Class B ordinary shares), each of which is managed by Betsy Cohen. Ms. Cohen disclaims beneficial ownership of these securities, except to the extent of her pecuniary interest therein.

(3)      Shares are held directly by Cohen Circle Sponsor I, LLC and Cohen Circle Advisors, LLC, each of which is managed by Betsy Cohen. Our officers and directors are members of our sponsor, but none has any voting or investment power over the shares held by our sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)      The non-managing sponsor investors, indirectly through sponsor membership interests, hold an aggregate of 395,000 placement units and an aggregate of approximately 3.16 million founder shares, in each case held directly by the sponsor. The non-managing sponsor investors have not been granted any shareholder or other rights in addition to those afforded to our other public shareholders, and have only been issued membership interests in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor, including the founder shares held by the sponsor.

(5)      Based on a Schedule 13G filed on February 14, 2025 by Healthcare of Ontario Pension Plan Trust Fund. The business address of the reporting person is 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6.

(6)      Based on a Schedule 13G filed on February 14, 2025 by AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. The business address of each reporting person is One Greenwich Plaza, Suite 130, Greenwich, CT 06830.

(7)      Based on a Schedule 13G filed on February 12, 2025 by the Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“Goldman Sachs”). Goldman Sachs is a subsidiary of GS Group. The business address of each reporting person is 200 West Street New York, NY 10282.

(8)      Based on a Schedule 13G/A filed on March 21, 2025 by Barclays PLC. The business address of the reporting person is 1 Churchill Place, London — E14 5HP.

(9)      Based on a Schedule 13G filed on January 29, 2025 by Magnetar Financial LLC (“Magnetar Financial”); Magnetar Capital Partners LP (Magnetar Capital Partners”); Supernova Management LLC (“Supernova Management”); and David J. Snyderman (“Mr. Snyderman”). The Schedule 13G relates to the ordinary shares held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Purpose Alternative Credit Fund Ltd (“Purpose Credit Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) a Delaware limited partnership; Magnetar Alpha Star Fund LLC (“Alpha Star Fund”), Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Purpose Alternative Credit Fund — T LLC (“Purpose Credit Fund — T”), all Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman. The business address of each reporting person is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(10)    Based on a Schedule 13G filed on October 18, 2024 by Alberta Investment Management Corporation. The business address of the reporting person is 1600 — 10250 101 Street NW, Edmonton, Alberta T5J 3P4, Canada.

The following table sets forth information regarding the expected beneficial ownership of Kyivstar Group Ltd. Common Shares (i) as of the date of this proxy statement/prospectus and (ii) immediately following the consummation of the Business Combination by:

•        each person who is expected to beneficially own 5.0% or more of the issued and outstanding Kyivstar Group Ltd. Common Shares;

•        each person who will be an executive officer or director of Kyivstar Group Ltd. following the consummation of the Business Combination; and

•        all of those executive officers and directors of Kyivstar Group Ltd. as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of Kyivstar Group Ltd. Common Shares expected to be issued and outstanding after the consummation of the Business Combination will be (i) assuming a no redemption scenario and that no Cohen Circle shareholder and no Kyivstar Group Ltd. shareholder exercises its dissenters’ rights,            and (ii) assuming maximum redemption scenario,            . If the actual facts differ from these assumptions, these amounts will differ.

	Cohen Circle Ordinary Shares Beneficially Owned as of the date of this proxy statement/prospectus			Kyivstar Group Ltd. Common Shares Beneficially Owned Immediately After the Closing
				No Redemption Scenario			Maximum Redemption Scenario
	Pre- closing ordinary share	% of total ordinary shares	% of voting power	Common Shares	% of total Common Shares	% of voting power	Common Shares	% of total Common Shares	% of voting power
Directors and Executive Officers*:
Kaan Terzioğlu
Oleksandr Komarov
Boris Dolgushin
Betsy Z. Cohen
Augie K. Fabela II
Rt Hon Sir Brandon Lewis CBE
Burak Ozer
Duncan Perry
Michael R. Pompeo
Dmytro Shymkiv
Michiel Soeting
All Directors and Executive Officers as a Group (11)

5.0% Shareholders:
VEON Amsterdam B.V.(1)

____________

*        Unless otherwise indicated, the business address of each director and executive officer is Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates.

(1)      VEON Ltd. and the board of directors of VEON Ltd. have voting and disposition powers with respect to the securities owned by VEON Amsterdam B.V.

SHARES ELIGIBLE FOR FUTURE RESALE

Upon the Closing, Kyivstar Group Ltd. is expected to have an authorized share capital of 2,000,000,000 Kyivstar Group Ltd. Common Shares. Upon the Closing, Kyivstar Group Ltd. will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to            Kyivstar Group Ltd. Common Shares issued and outstanding, assuming no shares of Cohen Circle Class A Ordinary Shares are redeemed in connection with the Business Combination,            Kyivstar Group Ltd. Common Shares that subject to share options and            Kyivstar Group Ltd. Common Shares underlying Kyivstar Group Ltd. Warrants. All of the Kyivstar Group Ltd. Common Shares issued to holders of Cohen Circle Class A Ordinary Shares in connection with the Business Combination will be freely transferable by persons other than by Kyivstar Group Ltd. “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of Kyivstar Group Ltd. Common Shares in the public market could adversely affect prevailing market prices of the Kyivstar Group Ltd. Common Shares.

SPAC Vesting Securities

Pursuant to the Sponsor Agreement, from and after the Closing, the Vesting Securities shall be unvested and are subject to vesting and forfeiture as follows: (i) the First Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $15.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the second anniversary of the Closing Date; and (ii) the Second Vesting Tranche Securities (as defined in the Sponsor Agreement) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $20.00 for 20 Trading Days out of any consecutive 30 Trading Days, if such date occurs before the fifth anniversary of the Closing Date. If the First Vesting Tranche Securities and/or the Second Vesting Tranche Securities become subject to forfeiture because the respective vesting conditions were not satisfied, such securities shall be surrendered with no consideration.

Lock-Up Agreements

The securities held by the Sponsors and the Seller will be locked up for 180 days following the Closing, subject to earlier release if (i) the reported last sale price of Kyivstar Group Ltd. Common Shares equals or exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period (but no earlier than the date that is 90 days after the Closing Date) or (ii) if Kyivstar Group Ltd. consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property.

For more information about the lock-up agreements, see the sections entitled “The Business Combination Agreement and Transaction Documents — Transaction Documents.”

Rule 144

All of Kyivstar Group Ltd.’s Common Shares that will be issued and outstanding upon the completion of the Business Combination, other than those registered pursuant to the registration statement of which this proxy statement/prospectus forms a part, are “restricted securities” as that term is defined in Rule 144 under the Securities Act, including any shares issued to investors in the PIPE Investment, and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of Kyivstar Group Ltd. and has beneficially owned Kyivstar Group Ltd.’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Kyivstar Group Ltd. Persons who are affiliates of Kyivstar Group Ltd. and have beneficially owned Kyivstar Group Ltd.’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class; or

•        the average weekly trading volume of Kyivstar Group Ltd.’s Common Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Kyivstar Group Ltd. under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Kyivstar Group Ltd.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•        at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Registration Rights

The Business Combination Agreement contemplated that, at the Closing, Kyivstar Group Ltd., the Sponsors, certain former shareholders of Cohen Circle and certain former shareholders of Kyivstar Group Ltd. (collectively, the “Registration Rights Holders”), will enter into a registration rights agreement, a form of which is attached to this proxy statement/prospectus as Annex E, pursuant to which Kyivstar Group Ltd. will agree to register for resale, pursuant to Rule 415 under the Securities Act, the Kyivstar Group Ltd. Common Shares and other equity securities of Kyivstar Group Ltd. that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Kyivstar Group Ltd. Common Shares held by such parties following the consummation of the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, the prior registration rights agreement that was entered into by Cohen Circle, the Sponsors and the other parties thereto in connection with the Cohen Circle IPO will be terminated. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).

PRICE RANGE OF SECURITIES AND DIVIDENDS

Market Price

Cohen Circle Units, Cohen Circle Class A Shares and Cohen Circle Public Warrants are listed on the Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

The closing prices of the Cohen Circle Units, Cohen Circle Class A Shares and Cohen Circle Public Warrants on March 17, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, were $12.08, $11.50 and $1.55, respectively. As of the Record Date, the closing prices of Cohen Circle Units, Cohen Circle Class A Shares and Cohen Circle Public Warrants were $            , $            and $            , respectively.

Holders of Cohen Circle Units, Cohen Circle Class A Shares and Cohen Circle Public Warrants should obtain current market quotations for their securities. The market price of Cohen Circle’s securities could vary at any time before the Business Combination.

Historical market price information regarding VEON Holdings and Kyivstar are not provided because there is no public market for VEON Holdings’ or Kyivstar’s securities. For information regarding Kyivstar’s liquidity and capital resources, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kyivstar — Liquidity and Capital Resources.”

Kyivstar Group Ltd. is applying to list the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants on Nasdaq upon the Closing under the ticker symbols “KYIV” and “KYIVW,” respectively.

Dividend Policy

Cohen Circle and Kyivstar Group Ltd. have not paid any cash dividends on their equity securities to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the Kyivstar Group Ltd. subsequent to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Kyivstar Group Ltd. Board. The Cohen Circle Board is not currently contemplating and does not anticipate declaring dividends nor is it currently expected that the Kyivstar Group Ltd. Board will declare any dividends in the foreseeable future. Further, the ability of Kyivstar Group Ltd. to declare dividends may be limited by the terms of financing or other agreements entered into by Kyivstar Group Ltd. or its subsidiaries from time to time.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

Cohen Circle is asking its shareholders to authorize the adoption of, and approve, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

Cohen Circle shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement and Transaction Documents” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. Cohen Circle shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

The Business Combination Agreement

Please see sections entitled “The Business Combination Agreement and Transaction Documents” for additional information and a summary of certain terms of the Business Combination Agreement and the Related Agreements. You are urged to carefully read the Business Combination Agreement in its entirety before voting on this Proposal.

Background of the Business Combination

The terms of the Business Combination Agreement are the result of arms’-length negotiations between representatives of Cohen Circle and VEON Amsterdam B.V. The following is a brief description of the background of these negotiations, the Business Combination Agreement, the Business Combination and related transactions.

Cohen Circle is a blank check company incorporated under the name ‘FTAC Artemis Acquisition Corp.’ on October 26, 2021 as a Cayman Islands exempted company limited by shares for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which Cohen Circle refers to throughout this proxy statement/prospectus as its initial business combination.

In October 2024, Cohen Circle consummated its IPO and concurrent private placement, consisting of 23,000,000 Cohen Circle Units (including the exercise in full of the underwriters’ over-allotment option) and a private placement of 715,000 Cohen Circle Units. Each Cohen Circle Unit consists of one Cohen Circle Class A Ordinary Share and one-third of one redeemable warrant of the Cohen Circle, with each whole Cohen Circle Warrant entitling the holder thereof to purchase one Cohen Circle Class A Ordinary Share for $11.50 per share. Of the proceeds from the IPO and private placement, $231,150,000 was placed in a trust account established for the benefit of its public stockholders, with Continental Stock Transfer & Trust Company acting as trustee. Cohen Circle’s amended and restated memorandum and articles of association provide that it has until October 15, 2026 to consummate a business combination transaction.

Prior to the consummation of the Cohen Circle IPO, neither Cohen Circle, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Cohen Circle.

After its IPO, Cohen Circle’s management team commenced an active search for prospective businesses and/or assets to acquire in its initial business combination, using the extensive experience of its board and management in the financial services and financial technology industries as well as with operational management, and investment and financial analysis in order to conduct and analyze the due diligence required for it to identify a merger partner. See the section entitled “Management of Cohen Circle” for additional information regarding the experience of the Cohen Circle Board and management team.

Although Cohen Circle initially focused its efforts on identifying companies in sectors such as financial technology and financial services, it was not required to limit its activities to any particular industry or geographic region. In the evaluation of business combination partners, Cohen Circle’s Board and management team considered many factors.

The Cohen Circle Board did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria Cohen Circle used in evaluating prospective business transaction opportunities included:

•        Strong financial profile.

•        Strong management team.

•        Opportunities for add-on acquisitions.

•        Differentiated business niche.

Cohen Circle’s management team employed various strategies to identify an appropriate target company, including:

•        Contacting investment banks that might be working with companies looking for exits or funding.

•        Contacting private equity and venture capital investment firms that might have portfolio companies they are looking to exit.

•        Caucusing Cohen Circle’s officers and directors, as well as their affiliates, for target business candidates of which they become aware through their contacts.

•        Conducting research in order to find companies that might be looking for funding or a sale.

In addition, following the Cohen Circle IPO, Cohen Circle retained certain consultants and professional advisors to provide assistance in operations matters, including in the areas of due diligence and transaction execution. From the date of the Cohen Circle IPO through the signing of the LOI (as defined below) with VEON Holdings in January 2025, Betsy Z. Cohen, the Chairman of the Cohen Circle Board and Chief Executive Officer, and each of Daniel Cohen, Amanda Abrams, Jeff Blomstrom and Mehar Jagota, advisors to Cohen Circle, reviewed target companies identified by representatives of Cohen Circle and its financial advisors. During the same period, representatives of Cohen Circle also contacted, and were contacted by, several representatives of potential target companies with respect to business combination opportunities.

On October 25, 2024, representatives of Rothschild & Co US Inc. (“Rothschild & Co”), financial advisor to VEON Ltd. (“VEON”) contacted Ms. Abrams and Mr. Jagota to discuss Cohen Circle’s interest in combination with VEON Holdings. On October 29, 2024, Cohen Circle executed a non-disclosure agreement with an affiliate of VEON Holdings and VEON Group and subsequently representatives of Rothschild & Co and Cohen Circle met telephonically to discuss a potential transaction structure as well as VEON Holdings’ business, strategy, capital needs and potential opportunities of growth. In November of 2024, Ms. Cohen, Mr. Cohen, Ms. Abrams, Mr. Jagota, Mr. Blomstrom and Max Smeal, Cohen Circle’s Chief Financial Officer, met with certain members of VEON Holdings’ management team, including Oleksandr Komarov, Chief Executive Officer, and Boris Dolgushin, Chief Financial Officer, to discuss the VEON Holdings’ business and strategy in further detail. On or about such date, Cohen Circle began its formal due diligence review of VEON Holdings, with representatives of Cohen Circle receiving access to a data room established by VEON and VEON Holdings with the assistance of Rothschild & Co. In December of 2024, Ms. Abrams, Mr. Jagota and Mr. Blomstrom met with certain representatives of VEON Group, including Kaan Terzioğlu, Group Chief Executive Officer, Rt Hon Sir Brandon Lewis CBE, Member of the Board of Directors, Anand Ramachandran, Chief of Staff and Head of M&A and Investor Relations, and others, to discuss a potential transaction.

From November 2024 until the announcement of the transaction, Cohen Circle continued to perform due diligence on VEON Holdings, with Ms. Cohen and Ms. Abrams overseeing the process.

On December 16, 2024, representatives of Rothschild & Co, on behalf of VEON, provided Cohen Circle with an initial draft non-binding letter of intent (the “LOI”) with respect to a potential transaction, providing for (i) a proposed valuation of $1.5 billion (excluding capitalized leases and assuming net cash of $560 million), (ii) a minimum cash condition in favor of VEON Holdings of at least $100 million (inclusive of trust proceeds and any PIPE), (iii) Cohen Circle’s right to appoint a board member prior to closing and (iv) the use of a portion of the proceeds to repay a loan note issued by VEON Holdings to VEON Group.

On December 18, 2024, Mr. Jagota, on behalf of Cohen Circle and its Sponsor, provided Rothschild & Co with a revised draft of the LOI, reflecting (i) a lock-up applicable to the Sponsor and at least 95% of shares issued to VEON Holdings’ existing equity holders that would expire on the earlier of 180 days after the closing or such time as the stock price exceeded $15.00 for 20 out of any 30 consecutive trading days, (ii) a restructuring of the founder shares such that 30% would be subject only to the lock-up referenced in clause (i), 30% until the earlier of such time as the stock price meets $15.00 for 20 out of any 30 consecutive trading days and the second anniversary of the closing and 40% until such time as the stock price meets $20.00 for 20 out of any 30 consecutive trading days and the tenth anniversary of the closing, (iii) providing that the minimum cash condition would be a mutual closing condition and (iv) providing that the valuation assumes a certain exchange rate.

On December 27, 2024, Rothschild & Co, on behalf of VEON, provided representatives of Cohen Circle with a revised draft of the LOI, reflecting (i) an increase to the valuation in respect of the free flow cash generated by Kyivstar during the period between signing and closing and (ii) restructuring of the founder shares so that (x) 2,155,000 founder shares would be forfeit and (y) providing that (1) 4,312,500 of the remaining founder shares would be locked up until the earlier of the first anniversary of the closing or such time as the stock proceeds exceeds $12.00 for 20 out of any 30 consecutive trading days commencing at least 150 days after the closing and (2) dividing the remainer into two equal tranches of 718,750 shares that would be locked-up until share price meets or exceeds $15.00 and $17.00, respectively (until the second and fifth anniversary of the closing, respectively).

On December 30, 2024, representatives of Rothschild & Co, Ms. Cohen and Ms. Abrams had a teleconference during to discuss certain aspects of the LOI, including the valuation, the cash adjustment, the minimum cash condition and the founder shares.

On December 30, 2024, Mr. Jagota provided Rothschild & Co with a revised draft of the LOI providing for a two-way cash adjustment to be agreed as part of the business combination agreement and revising the lock-up applicable to the rollover equity holders of VEON Holdings and to the initial tranche of founder shares to the earlier of $12.00 for 20 out of any 30 consecutive trading days and 180 days after the closing (but no earlier than 90 days after the closing).

On January 2, 2025, certain representatives of Rothschild & Co and Cohen Circle conducted a teleconference to discuss certain aspects of the LOI, including the cash adjustment and the minimum cash condition.

On January 3, 2025, Rothschild & Co, on behalf of VEON, provided Cohen Circle with a revised draft of the LOI, reflecting (i) increasing the price-based trigger for the lock-up to $13.50 and (ii) providing that any founder shares in the $15 and $20 tranches that do not reach the required price-based triggers within the specified time frame are to be forfeit.

On January 4, 2025, Rothschild & Co, on behalf of VEON, provided Cohen Circle with a revised draft of the LOI containing certain clarifying changes to the exclusivity provisions contained therein.

On January 5, 2025, the parties executed the LOI.

On January 7, 2025, representatives of Latham, counsel to VEON Group and VEON Holdings and Morgan Lewis held a teleconference to discuss transaction documentation.

On January 10, 2025, Mr. Jagota contacted Jeff Peterson of Northland to discuss the potential retention of Northland for the purposes of providing fairness opinion to the Cohen Circle Board.

On January 13, 2025, the parties issued a press release publicly announcing their entry into the non-binding LOI.

On February 4, 2025, certain representatives of Cohen Circle conducted a financial due diligence session with Mr. Dolgushin, Inna Starinets, VEON Holdings’ Head of Strategic Projects and certain representatives of VEON Group and Rothschild & Co, respectively.

On February 18, 2025, certain representatives of Cohen Circle conducted a commercial due diligence session with Mr. Dolgushin, Ms. Starinets and certain representatives of VEON Holdings and Rothschild & Co, respectively.

On February 19, 2025, certain representatives of each of Cohen Circle, Morgan Lewis and Integrites, Ukrainian counsel to Cohen Circle, conducted a legal and regulatory due diligence session with Alexander Gotsulenko, Chief Legal Officer of VEON Holdings, Alex Gish, Associate General Counsel at VEON Group and certain representatives of VEON Group and Rothschild & Co, respectively.

On February 26, 2025, certain representatives of Cohen Circle, Alex Mestre, a consultant and advisor to Cohen Circle, conducted a technical due diligence session with Artem Pozhidaev, the Chief Executive Officer of the Ukrainian Tower Company, an affiliate of VEON, Ms. Starinets and Ganna Pasichnyk, Head of Network Maintenance at VEON Holdings.

From February 22, 2025 through March 3, 2025, certain representatives of Cohen Circle and certain representatives of Detecon, technical consultant to Cohen Circle, conducted technical and infrastructure due diligence sessions with certain members of VEON Holdings’ management team.

On January 30, 2025, Latham provided an initial draft of the Business Combination Agreement (the “Business Combination Agreement”) to Morgan Lewis. Between January 30, 2025 and March 18, 2025, Morgan Lewis and Latham exchanged revised drafts of the Business Combination Agreement, the disclosure schedules to the Business Combination Agreement, the SPAC Support Agreement, Sponsor Agreement and the Seller Lock-Up Agreement, and engaged in negotiations of such documents and agreements. Specifically, Latham circulated an initial draft of the Sponsor Agreement on February 21, 2025, and the Seller Lock-Up Agreement on March 14, 2025 and Morgan Lewis circulated an initial draft of the SPAC Support Agreement on February 25, 2025. Representatives from Morgan Lewis, Latham, Cohen Circle and VEON Holdings held numerous conference calls between February 20, 2025 and March 18, 2025 regarding certain terms and conditions of the Business Combination Agreement and the other transaction documents related thereto, including, among other things, (a) the overall suite of representations, warranties and covenants to be provided by each party thereunder, (b) the ability of the parties to take certain actions during the interim period without the prior approval of the other party, (c) certain provisions related to potential sanctions matters and each party’s covenants and rights related to the same; (d) an adjustment to the equity value ascribed to VEON Holdings as a result of changes in Kyivstar’s cash balance; and (e) other covenants and conditions included in the Business Combination Agreement and the Transaction Documents to effect the transactions. On February 25, 2025, Cohen Circle conducted a call with the Cohen Circle Board to review VEON Holdings’ business, review Northland’s qualifications as a fairness opinion provider and to approve Northland’s appointment as the fairness opinion provider. All directors were present on the call, as were Ms. Abrams and Mr. Jagota.

From January 31, 2025 to March 10, 2025, representatives of VEON Holdings, VEON Group, Cohen Circle and Rothschild & Co conducted sessions to discuss, review and revise an investor presentation with respect to the transaction.

On March 13, 2025, the VEON Ltd. board met in Dubai and approved the Business Combination Agreement. Present at the meeting were all directors of VEON Ltd.

On March 15, 2025, the Cohen Circle Board met and approved the Business Combination Agreement. Present at the meeting were all directors, representatives from Northland and representatives from Morgan Lewis. Representatives of Morgan Lewis reviewed the proposed transaction documentation and answered questions from the Cohen Circle Board. Following review and discussion, the Business Combination Agreement and the other transaction documents and agreements related thereto were unanimously approved by the Cohen Circle Board, subject to final negotiations and modifications, and the Cohen Circle Board determined to recommend the approval of the Business Combination Agreement to the Cohen Circle shareholders.

On March 18, 2025, Cohen Circle, VEON Holdings and certain other parties thereto finalized and executed the Business Combination Agreement. In connection with the execution of the Business Combination Agreement, Cohen Circle and VEON and certain other parties thereto executed the Support Agreement, and the Sponsor, Cantor, Cohen Circle’s underwriter, and certain other parties executed the SPAC Support Agreement and the Sponsor Agreement.

Before the market opened on March 18, 2025, the parties issued a press release publicly announcing the transaction together with the execution of the Business Combination Agreement.

Reasons for Cohen Circle Board’s Approval of the Business Combination

The Cohen Circle Board met telephonically on March 15, 2025 to, among other things, discuss a potential business combination with VEON Holdings, and, unanimously determined that the Business Combination Agreement, the Business Combination and the transactions contemplated thereby are advisable and in the best interest of Cohen Circle and its shareholders and resolved to recommend that Cohen Circle’s shareholders vote to adopt and approve the Business Combination and the Business Combination Agreement and the transactions contemplated thereby. In making its decision, the Cohen Circle Board considered a range of factors, including, but not limited to, the factors discussed below. Prior to reaching the decision to approve the Business Combination Agreement, the Cohen Circle Board consulted with management, as well as with its legal and financial advisors. In making its determination with respect to the Transaction, the Cohen Circle Board also considered the financial analysis undertaken by Northland, its financial advisor in connection with the Transaction. Northland presented to the Cohen Circle Board its written opinion dated March 18, 2025, which we refer to as the Fairness Opinion, as to (i) the fairness, from a financial point of view, to Cohen Circle and its unaffiliated public stockholders of the consideration paid by VEON Holdings to VEON Group in consideration for VEON Holdings pursuant to the Business Combination Agreement, and (ii) whether VEON Holdings has an aggregate fair market value equal to at least 80 percent of the balance of funds in the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account). See the subsection entitled “— Description of Northland Fairness Opinion” below.

In addition, before determining that the Transaction was in the best interests of Cohen Circle and its stockholders, the Cohen Circle Board reviewed various industry and financial data, including, but not limited to, VEON Holdings’ existing business model, historical financials, and various valuation analyses, and reviewed the results of management’s due diligence review of VEON Holdings which took place over a three-month period beginning in December of 2025 and continuing through the signing of the Business Combination Agreement on March 18, 2025 including extensive meetings and calls with VEON Holdings’ management team regarding operations, review of VEON Holdings’ material contracts, intellectual property matters, financing and accounting due diligence, tax due diligence, engaging and consulting third-party experts and financial advisors including Northland, and other legal due diligence with assistance from our legal counsel.

The Cohen Circle Board and management have extensive experience in the financial services and financial technology industries, as well as with operational management, and investment and financial analysis. As such, the members of the Cohen Circle Board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a merger partner. See the section entitled “Management of Cohen Circle” for additional information regarding the experience of the Cohen Circle Board and management team.

Cohen Circle has been conducting a search for a business combination partner since our IPO in October of 2024. In its evaluation of business combination partners, the Cohen Circle Board and management team considered a wide variety of complex factors. The Cohen Circle Board did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision.

In the evaluation of business combination partners, the Cohen Circle Board and Cohen Circle’s management team considered a wide variety of complex factors. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Cohen Circle Board did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Cohen Circle Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Cohen Circle Board’s reasons for approval of the Business Combination, and the transactions contemplated thereby, and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Important criteria Cohen Circle used in evaluating prospective business transaction opportunities included:

•        Recurring revenue.

•        Strong management team.

•        Opportunities for growth.

•        Defensible and differentiated business niche.

•        Commitment to providing social and financial value.

•        Technology and risk management infrastructure.

The Cohen Circle Board determined that Kyivstar met all of the above criteria. In particular, the Cohen Circle Board considered the following positive factors, although not weighted or in any order of significance:

•        Strong financial profile:    As the leading mobile communication provider in the Ukraine, with revenue of $919 million, profit for the period of $283 million and Adjusted EBITDA of $515 million in the year ended December 31, 2024, Kyivstar has a strong financial profile with robust margins and operating leverage to continue to drive significant cash flow generation.

•        Strong management team:    Led by CEO Oleksandr Komarov, who was recognized by Forbes as the #1 Chief Executive Officer in the Ukraine in 2020 and Chief Financial Officer Boris Dolgushin, who has spent over 20 years within the VEON Group, Kyivstar has built a leading management team with deep experience in the telecommunications business. Management has demonstrated resilience in the face of a challenging wartime environment by continuing to deliver strong results, making investments in network quality and acquiring and integrating a portfolio of B2B and B2C products and services.

•        Opportunities for growth:    Kyivstar is poised for growth both by continuing to expand the uptake of its suite of digital products, including Helsi, Ukraine’s leading digital health service, and Kyivstar TV, across its 24 million telecom consumers to expand its average revenue per user, as well as by continuing to make accretive acquisitions, such as its recent acquisition of Uklon, a ride-hailing service with over 100 million rides delivered in 2024.

•        Defensible/differentiated business niche:    As the clear leader in the Ukraine mobile telecom market, with a durable and recognized brand, as well as an ability to provide both new and existing digital products and services to its customer base, Kyivstar has carved out a highly defensible business niche. Further, Kyivstar’s response to wartime challenges has resulted in the buildout of a resilient network infrastructure that can continue to deliver quality service to its customer base following cessation of the wartime conditions and economic stabilization in the Ukraine.

•        In considering the Transaction, the Cohen Circle Board also gave consideration to the following negative factors, although not weighted or in any order of significance:

•        Cohen Circle’s public stockholders will hold a minority share position in the post-merger company.

•        The potential for diversion of Kyivstar’s management and employee attention during the period prior to completion of the Transaction, and the potential negative effects on Cohen Circle’s business.

•        The risk that, despite the efforts of Kyivstar and Cohen Circle prior to the consummation of the Transaction, Kyivstar may lose key personnel, and the potential resulting negative effects on Kyivstar’s business.

•        The possibility that Cohen Circle might not achieve its projected financial results.

•        the risk associated with macroeconomic uncertainty and the effects it could have on Cohen Circle’s revenues.

•        the risk that Cohen Circle is unable to retain sufficient cash in the Trust Account to meet the requirements of the Business Combination Agreement.

•        The Business Combination Agreement prohibits Cohen Circle from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction.

•        Risks and costs to Cohen Circle if the Transaction is not completed, including the risk of liquidation.

•        Potential changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business benefits anticipated to result from the Transaction.

•        Risks of the type and nature described under the section entitled “Risk Factors” beginning on page 21.

The foregoing discussion of material factors considered by the Cohen Circle Board is not intended to be exhaustive but does sets forth the principal factors considered by the Cohen Circle Board.

The Cohen Circle Board also considered whether members of its management and Board may have interests in the Transaction that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under the subsection entitled “— Interests of Certain Persons in the Transaction” below. However, the Cohen Circle Board concluded that (i) these interests were disclosed in our IPO prospectus and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) our stockholders will have the opportunity to redeem their public shares in connection with the Transaction and (iv) shares of our common stock held by our officers, directors and other initial stockholders are subject to transfer restrictions following the Transaction. See the sections entitled “— Additional Agreements” and “Description of Securities — Founder Shares” for a description of these transfer restrictions.

The Cohen Circle Board concluded that the potential benefits that it expected Cohen Circle and its public stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, the Cohen Circle Board unanimously, among those voting, determined that the Business Combination and the transactions contemplated by the Merger Agreement, were advisable and in the best interests of Cohen Circle and its stockholders.

Summary of Valuation Analysis and Opinions of Financial Advisor to the Cohen Circle Board and Holders of Cohen Circle Class A Ordinary Shares

Fairness Opinion of Northland

The board of directors of Cohen Circle retained Northland to provide a fairness opinion in connection with the Business Combination. The board of directors of Cohen Circle decided to obtain such fairness opinion to determine (i) the fairness, from a financial point of view, to us of the Merger Consideration under the Business Combination Agreement, and (ii) whether VEON Holdings has an aggregate fair market value equal to at least 80% of the balance of funds in our trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test).

In selecting Northland, the board of directors of Cohen Circle considered, among other things, Northland’s qualifications, expertise, and reputation, as well as Northland’s knowledge of Cohen Circle and VEON Holdings, the businesses of Cohen Circle and VEON Holdings, and the industries in which Cohen Circle and VEON Holdings operate.

On March 18, 2025, Northland rendered its opinion to the board of directors of Cohen Circle, stating that, as of March 18, 2025, and subject to and based on and assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications set forth therein, (i) the Merger Consideration to be paid under the Business Combination Agreement is fair, from a financial point of view, to Cohen Circle and (ii) VEON Holdings has an aggregate fair market value equal to at least 80% of the balance of funds in Cohen Circle’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test).

The full text of Northland’s written opinion, dated March 18, 2025, is attached as Annex H to this proxy statement/prospectus. You should read Northland’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Northland in connection with its opinion. Northland’s opinion was directed to the board of directors of Cohen Circle, in its capacity as the board of directors of Cohen Circle, and addressed only (i) the fairness, from a financial point of view, to Cohen Circle of the Merger Consideration to be paid pursuant to the Business Combination Agreement and (ii) whether VEON Holdings has an aggregate fair market value equal to at least 80% of the balance of funds in Cohen Circle’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test). The Northland opinion does not constitute a recommendation as to how any shareholder of Cohen Circle should vote with respect to the approval of the Business Combination or any other matter and does not in any manner indicate the price at which Cohen Circle’s securities will trade at any time.

In connection with reviewing the Business Combination and rendering its opinion, Northland has informed Cohen Circle that, among other things, it has reviewed:

i)       the draft of the Business Combination Agreement, dated March 14, 2025;

ii)      certain documents filed by Cohen Circle with the SEC, including the registration statement on Form S-1 initially filed September 20, 2024, and amendments thereto, and the related Rule 424(b)(4) final prospectus filed with the SEC on October 11, 2024;

iii)    the Quarterly Report on Form 10-Q, and other reports filed by Cohen Circle with the SEC pursuant to the U.S. Securities Exchange Act of 1934;

iv)     VEON Holdings’ financial statements for the calendar years ended December 31, 2021, 2022, and 2023;

v)      VEON Holdings’ draft, unaudited financial statements for the calendar year ended December 31, 2024;

vi)     certain non-public financial and business information provided to Northland by management of Cohen Circle, VEON Holdings, and their respective advisors;

vii)    certain internal financial information, estimates, and financial and operations forecasts for VEON Holdings, prepared by the management of VEON Holdings or Cohen Circle;

viii)  certain press releases issued by Cohen Circle and VEON Holdings;

ix)     certain industry and research reports; and

x)      (i) the reported historical price and trading activity for the securities of Cohen Circle, (ii) certain financial stock market information for Cohen Circle compared with certain other publicly traded companies, (iii) the financial terms of certain recent business combinations, and (iv) other studies and analyses it deemed appropriate.

In addition, Northland held discussions with certain members of the management of Cohen Circle and VEON Holdings and certain of their respective advisors and representatives regarding the business, operations, financial condition and prospects of VEON Holdings, the Business Combination, and related matters. Northland also participated in financial and business diligence calls with executive management of Cohen Circle and VEON Holdings regarding, among other things, the business and financial results and outlook of VEON Holdings and the Business Combination structure and background. Northland also compared the financial and operating performance of VEON Holdings with companies with publicly traded equity securities that it deemed to be relevant. Northland also conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary and appropriate in arriving at its opinion.

With the consent of the board of directors of Cohen Circle, and in connection with its review and analysis and in arriving at its opinion, Northland assumed and relied upon the accuracy and completeness of the financial and other information furnished to, discussed with, or otherwise made available to Northland or that was publicly available. Northland was not engaged to, and did not independently attempt to, verify any of such information. Northland did not conduct a physical inspection, valuation, or appraisal of any of the assets or properties of VEON Holdings, and Northland was not furnished with any such valuation or appraisal. The credit, financial, and stock markets have from time-to-time experienced unusual volatility, and Northland was not asked to and expressed no opinion or view as to any potential effects of such volatility on the Business Combination and did not address potential developments in any such markets. In addition, Northland was not asked to and expressed no opinion or view as to any potential effects of the COVID-19 pandemic on the Business Combination, Cohen Circle. or VEON Holdings.

Northland was not asked to, nor did Northland, offer any opinion as to the material terms of the Business Combination Agreement or the form of the Business Combination. Northland was not requested to opine as to, and its opinion did not address, the basic business decision to proceed with or effect the Business Combination. In rendering its opinion, Northland assumed, with the consent of the board of directors of Cohen Circle, that the final executed form of the Business Combination Agreement would not differ in any material respect from the drafts that Northland examined, and that the conditions to the Business Combination set forth in the Business Combination Agreement will be satisfied or waived and that the Business Combination will be consummated in a manner consistent with that contemplated by the Business Combination Agreement. Northland also assumed that all regulatory approvals and consents necessary for the consummation of the Business Combination would be obtained without any adverse effect on Cohen Circle or VEON Holdings or alter the terms of the Business Combination.

Northland’s opinion was based on financial, market, economic and other conditions existing on, and information made available to Northland as of March 18, 2025, and does not address any matters subsequent to such date. Northland’s opinion was limited to (i) the fairness, from a financial point of view, to Cohen Circle of Merger Consideration paid by Cohen Circle to the equity holders of VEON Holdings pursuant to the Business Combination Agreement and (ii) whether VEON Holdings has an aggregate fair market value equal to at least 80% of the balance of funds in Cohen

Circle’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test). Although subsequent developments may affect Northland’s opinion, Northland does not have any obligation to update, revise or reaffirm its opinion. Northland’s opinion was approved by the Northland Fairness Opinion Committee.

VEON Holdings is based in and operates in Ukraine, which has been engaged in an ongoing military conflict with Russia since February 2022. Northland’s opinion did not account for the potential impacts of this conflict or the implications of being based in or operating in Ukraine. Furthermore, Northland did not express any opinion as to the impact of the Business Combination on the solvency or viability of the surviving corporation in the Business Combination or the ability of the surviving corporation to pay its obligations when they become due.

Financial Analyses

The following is a summary of the material financial analyses performed by Northland in arriving at its opinion. Northland’s opinion was only one of many factors considered by the board of directors of Cohen Circle in evaluating the Business Combination. Neither Northland’s opinion nor its financial analyses were determinative of the terms of the Business Combination or of the views of the board of directors of Cohen Circle or Cohen Circle management with respect to the Business Combination. None of the analyses performed by Northland were necessarily assigned a greater significance by Northland than any other, nor does the order of the analyses described represent relative importance or wright given to those analyses by Northland. The summary text describing each financial analysis does not purport to constitute a complete description of Northland’s financial analyses, including the methodologies and assumptions underlying the analyses, and, if viewed in isolation, could create a misleading or incomplete view of financial analyses performed by Northland. The summary text set forth below does not represent and should not be viewed by anyone as constituting or purporting to constitute the conclusions reached by Northland with respect to any of the analyses performed by it in connection with its opinion.

As the board of directors of Cohen Circle was aware, Northland did not conduct a discounted cash flow analysis of VEON Holdings given, based on discussions with the management of Cohen Circle, the unavailability of adequate long-term financial projections and estimates.

Analysis of Selected Publicly Traded Companies

As part of its financial analyses, Northland reviewed and compared certain publicly available financial data, ratios and trading multiples for publicly traded companies within the telecommunications services industry that Northland determined, based on its professional judgment, to be similar to VEON Holdings in one or more respects, including (but not limited to) the nature of the business, size, diversification, geographic locations, growth rates, and financial performance, for purposes of this analysis, including the following thirteen companies (collectively, the “Selected Publicly Traded Companies”):

•        Bezeq The Israel Telecommunications Corp. Ltd.

•        Etihad Etisalat Company

•        Hellenic Telecommunications Organization S.A.

•        Magyar Telekom Távköxlési Nyilvánosan Müködö Részvénytársaság

•        Mobile Telecommunications Company K.S.C.P.

•        Oman Telecommunications Company SAOG

•        Ooredoo Q.P.S.C.

•        Orange Polska S.A.

•        Telecom Egypt Company

•        Türk Telekomünikasyon Anonim Sirketi

•        Turkcell Iletisim Hizmetleri A.S.

•        VEON Ltd.

•        Vodafone Group Public Limited Company

Financial data for the Selected Publicly Traded Companies was based on public filings and other publicly available information. Northland reviewed data, including implied market capitalization, implied enterprise value (“EV”), EV/revenue (including total debt, preferred equity, and non-controlling interests (as applicable) less cash and cash equivalents, as multiples of such companies’ last twelve months (“LTM”) actual revenue), EV/LTM gross profit, and EV/LTM EBITDA.

The multiples for each of the above-mentioned financial metrics for each of the Selected Publicly Traded Companies were calculated using their respective closing prices on March 17, 2025, and were based on the most recent publicly available information and information available via S&P Capital IQ, Pitchbook, and Bloomberg on that date. Financial data for VEON Holdings used to compare to the Selected Publicly Traded Companies was based on estimates provided by Cohen Circle management, VEON Holdings and their advisors and historical financial results were provided by Cohen Circle management, VEON Holdings and their advisors. Based on its professional judgement and experience, Northland applied a 20% size and liquidity discount to the equity value of the Selected Publicly Traded Companies.

The following summarizes the results of these analyses with respect to the financial results and metrics of the Selected Publicly Traded Companies after applying the discounted multiples as set forth above, including:

•        EV/LTM revenue multiples:    The Selected Publicly Traded Companies had EV/LTM revenue multiples ranging from a low of 1.2x to a high of 2.5x. The mean EV/LTM revenue multiple was 1.6x and the median EV/LTM revenue multiple was 1.5x.

•        EV/LTM gross profit multiples:    The Selected Publicly Traded Companies had EV/LTM gross profit multiples ranging from a low of 1.6x to a high of 4.9x. The mean EV/LTM gross profit multiple was 3.2x and the median EV/LTM gross profit multiple was 2.8x.

•        EV/LTM EBITDA multiples:    The Selected Publicly Traded Companies had EV/LTM EBITDA multiples ranging from a low of 2.8x to a high of 6.7x. The mean EV/LTM EBITDA multiple was 4.4x and the median EV/LTM EBITDA multiple was 4.1x.

Northland then applied the low to high LTM revenue, LTM gross profit, and LTM EBITDA described above derived from the Selected Publicly Traded Companies to the corresponding data of VEON Holdings. This analysis indicated approximate aggregate implied enterprise value reference ranges for VEON Holdings of approximately $1.089 million to $2.295 million, $1.287 million to $4.002 million, and $1.422 million to $3.443 million based on LTM revenue, LTM gross profit, and LTM EBITDA of $919 million, $819 million, and $511 million, respectively.

No company used in the Selected Publicly Traded Companies analysis is identical to VEON Holdings. In evaluating the Selected Publicly Traded Companies, Northland made judgments and assumptions based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of VEON Holdings and with respect to industry performance, general business, economic, market and financial conditions, and other matters which are beyond Cohen Circle’s and VEON Holdings’ control. These include, among other things, the impact of competition on the business of VEON Holdings or its industry generally, industry growth and the absence of any adverse material change in VEON Holdings’ financial condition and prospects or those of VEON Holdings or its industry or the financial markets in general, which could affect the public trading value of the Selected Publicly Traded Companies to which VEON Holdings is being compared.

Analysis of Selected Precedent Transactions

As part of its financial analyses, Northland reviewed publicly available financial data, ratios and multiples for certain transactions that closed between January 1, 2021 and the date of the opinion, involving companies within the telecommunications services industry, where greater than 50% ownership was sought or sold, that Northland determined, based on its professional judgment, to be similar to VEON Holdings in one or more respects, including (but not limited to) the nature of the business, size, diversification, geographic locations, growth rates, and financial performance, for purposes of this analysis, including the following five transactions (the “Selected Precedent Transactions”):

Transaction Closing Date	Target	Buyer/Seller
September 2024	Lifecell LLC/LLC Global Bilgi/LLC Ukrtower	DVL Telecom SAS
October 2023	VEON Russia	Vimpelcom Management
June 2022	VEON Georgia LLC	Miren Investments Ltd
March 2022	Türk Telekomünikasyon Anonim Sirketi	Turkey Wealth Fund Management Company
December 2021	Vodafone Egypt	Vodacom

Northland reviewed transaction values in the Selected Precedent Transactions based on the consideration paid in such transactions, as multiples of the target company’s most recent publicly reported LTM revenue and LTM EBITDA, available as of the closing date of the relevant transaction. Financial data of the Selected Precedent Transactions were based on public filings and other publicly available information. Financial data for VEON Holdings was based on historical financials provided by Cohen Circle’s management, VEON Holdings, and their advisors.

The overall low to high LTM revenue multiples and LTM EBITDA multiples observed for the Selected Precedent Transactions were 1.5x to 2.0x (with a mean of 1.7x and a median of 1.7x) and 2.9x to 6.8x (with a mean of 4.3x and a median of 4.0x), respectively. Northland then applied the low to high of the LTM revenue multiples and the LTM EBITDA multiples derived from the Selected Precedent Transactions to corresponding data of VEON Holdings using VEON Holdings’ LTM revenues and LTM EBITDA’s. This analysis indicated approximate implied aggregate enterprise value reference ranges for Cohen Circle of $1.422 million to $1.803 million and $1.459 million to $3.475 million, respectively.

No transaction used in the Selected Precedent Transactions analysis is identical to VEON Holdings or the Business Combination. In evaluating the Selected Precedent Transactions, Northland made judgments and assumptions based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of VEON Holdings and with respect to industry performance, general business, economic, market and financial conditions, and other matters which are beyond Cohen Circle’s and VEON Holdings’ control. These include, among other things, the impact of competition on the business of VEON Holdings or its industry generally, industry growth and the absence of any adverse material change in VEON Holdings’ financial condition and prospects or those of VEON Holdings or its industry or the financial markets in general, which could affect the aggregate value and enterprise value of the Selected Precedent Transactions to which the Business Combination is being compared.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Northland did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Northland made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses.

Cohen Circle agreed to pay Northland a cash fee of $100,000, of which $50,000 was due immediately and $50,000 was due upon delivery of the fairness opinion. Furthermore, a cash transaction fee of $1,000,000 is due upon consummation of the Business Combination. In addition, Cohen Circle has agreed to reimburse certain of Northland’s expenses related to its engagement and to indemnify Northland against certain liabilities that may arise from services provided in connection with rendering its opinion.

Northland, as a customary part of its investment banking business, is continually engaged in performing financial analyses regarding businesses and their securities in connection with acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions for estate, corporate and other purposes.

Shareholders are urged to review the section entitled “Risk Factors — Risks Related to our Industry” in this proxy statement/prospectus for a description of the risks relating to VEON Holdings’ business. Shareholders should also read the section entitled “General Information — Cautionary Note Regarding Forward-looking Statements” in this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — Reasons for Cohen Circle’s Board’s Approval of the Business Combination,” the Cohen Circle Board concluded that the Business Combination met the requirements disclosed in the prospectus of the Cohen Circle IPO with respect to Cohen Circle’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.

Interests of Cohen Circle’s Directors, Officers and the Sponsor in the Business Combination

When considering the Cohen Circle Board’s recommendation to vote in favor of approving the Business Combination Proposal and the Merger Proposal described herein, Cohen Circle shareholders should keep in mind that the Sponsors and Cohen Circle’s directors and officers have interests in such proposals that are different from, or in addition to (and which may conflict with), those of Cohen Circle shareholders and warrant holders generally.

These interests include, among other things, the interests listed below:

•        the fact that the Sponsors paid an aggregate of $25,000 for 7,905,000 Cohen Circle Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by October 10, 2026. Based on the closing price for the Public Shares of $            on Nasdaq on            , 2025, the value of the Founder Shares held by the Sponsors would be $            ;

•        the fact that the Sponsors and Cantor paid an aggregate of approximately $7,150,000 for their 715,000 Cohen Circle Private Placement Units and that the Cohen Circle Private Placement Warrants underlying such units will expire worthless if a business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors are anticipated to hold 2.2% of issued and outstanding shares of Kyivstar Group Ltd. immediately following the Business Combination (assuming no redemptions by Cohen Circle shareholders and excluding the Vesting Securities, which will not have vested at the time of Closing);

•        the fact that, given the differential in the purchase price that the Sponsors paid for the Founder Shares and the purchase price that the Sponsor paid for the Cohen Circle Private Placement Units as compared to the price of the Cohen Circle public shares and Cohen Circle Units and the substantial number of Cohen Circle Class A Ordinary Shares that the Sponsors will receive upon conversion of the Founder Shares and (as applicable) Cohen Circle Private Placement Warrants and Cohen Circle Class A Ordinary Shares underlying the Cohen Private Placement Units, the Sponsors can earn a positive return on their investment, even if Cohen Circle public shareholders have a negative return on their investment;

•        the fact that Cohen Circle’s initial shareholders have agreed not to redeem any Cohen Circle Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement entered into with Cohen Circle;

•        the fact that Cohen Circle’s Sponsors will lose their entire investment if an initial business combination is not consummated by October 10, 2026;

•        the fact that the Sponsors and officers and directors of Cohen Circle have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if Cohen Circle fails to complete an initial business combination by October 10, 2026;

•        the fact that Cohen Circle’s Sponsors, officers, directors and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investigating possible business targets and completing an initial business combination. However, if Cohen Circle fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Cohen Circle may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by October 10, 2026;

•        the right of Cohen Circle’s Sponsors, officers and directors to transfer the Kyivstar Group Ltd. Common Shares and Kyivstar Group Ltd. Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of Cohen Circle to consummate a business combination by October 10, 2026, Cohen Circle Sponsor I, LLC has agreed to indemnify Cohen Circle to ensure that the proceeds in the Trust Account is not reduced below $10.05 per Cohen Circle Class A Ordinary Share, or such lesser per-Cohen Circle Class A Ordinary Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Cohen Circle has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to Cohen Circle, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Cohen Circle believes the likelihood of Cohen Circle Sponsor I, LLC having to indemnify the Trust Account is limited because it endeavors to have all third parties that provide products or services to it and prospective target businesses execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the trust account;

•        the Sponsors (including their representatives and affiliates) and Cohen Circle’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to Cohen Circle. The Sponsors and our officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to Cohen Circle completing its initial business combination. Cohen Circle’s officers and directors may become aware of business opportunities which may be appropriate for presentation to Cohen Circle, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Cohen Circle’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Cohen Circle, subject always to applicable fiduciary duties under Cayman Islands law. Cohen Circle Second Amended and Restated Memorandum and Articles of Association provide that Cohen Circle renounces its interest in any corporate opportunity offered to any officer or director of Cohen Circle. This waiver allows Cohen Circle’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. Cohen Circle does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target;

•        the officers and directors of Cohen Circle owe fiduciary duties to other companies. Betsy Z. Cohen, Chairman of the Board, President and Chief Executive Officer, is also a managing member of the general partner of Cohen Circle FinTech Ventures, L.P., and a managing member of the general partner of Radiate Capital Fund, L.P. Jan Hopkins Trachtman is President of The Jan Hopkins Group. Rochael Adranly is the owner and operator of Adranly Ventures, LLC. Walter C. Jones is currently a director at DFC;

•        the fact that Cohen Circle’s officers and directors have not received any cash compensation in relation to the Business Combination. Determinations with respect to director and executive compensation after the Closing have not yet been made;

•        the fact that the Business Combination Agreement provides for the continued indemnification of some of Cohen Circle’s existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that Kyivstar Group Ltd. will enter into a registration rights agreement with Cohen Circle’s initial shareholders, which provides for customary registration rights to them and their permitted transferees.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, Cohen Circle will be treated as the “acquired” company for financial reporting purposes, and Kyivstar Group Ltd. will be the accounting “acquirer.” The net assets of Cohen Circle will be stated at historical cost, with no goodwill or other intangible assets recorded. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Accounting Treatment of the Business Combination” included elsewhere in this proxy statement/prospectus for additional information.

Sources and Uses of Funds for the Business Combination

Under the Business Combination Agreement, the Business Combination will not be consummated unless all closing conditions are satisfied or, as applicable, waived. Assuming maximum redemptions by Cohen Circle Public Shareholders and based on the assumptions set forth under the section of this proxy statement/prospectus titled “Frequently Used Terms and Basis of Presentation,” it is anticipated that the securities of Kyivstar Group Ltd. issued and outstanding immediately following the Closing would be worth approximately $2.26 billion.

As of the record date, Cohen Circle had $           cash held in the Trust Account. Cohen Circle intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned (less income taxes payable), to complete the Business Combination, after payment to Cohen Circle Public Shareholders who have validly redeemed their Cohen Circle Public Shares upon the consummation of the Business Combination. Any remaining amount will be held in a segregated bank account designated by Kyivstar Group Ltd. for its immediate use in accordance with the Business Combination Agreement.

To finance transaction costs in connection with the Business Combination, or in connection with additional deposits into the Trust Account to extend the time available to Cohen Circle to consummate the Business Combination, the Sponsors may extend an aggregate of up to $250,000 Working Capital Loans and may extend additional Working Capital Loans in the future, to Cohen Circle. The Sponsors may convert the Working Capital Loans into Cohen Circle Units upon the consummation of the Business Combination.

On April 2, 2025, Cohen Circle issued a promissory note to Cohen Circle Sponsor I, LLC for up to an aggregate principal amount of $2,000,000. The promissory note is non-interest bearing and all outstanding amounts under the promissory note will be due on the Closing Date. No portion of the amounts outstanding under the promissory note may be converted into units of Cohen Circle.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are subject to the receipt of any pre-Closing consents, approvals, clearances, confirmations, waivers, licenses, permits, orders, or any other authorizations from Governmental Entities which the parties have agreed in writing are required to implement the Business Combination.

Holders of Cohen Circle Ordinary Shares are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the dissenters’ rights under the Companies Act.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal at the extraordinary general meeting.

The approval of Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares that are entitled to vote and are voted at the extraordinary general meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Business Combination Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote any shares of Cohen Circle Ordinary Shares owned by them in favor of the Business Combination Proposal. As of the Record Date, the Sponsor and its transferees owned         % of the issued shares of Cohen Circle Ordinary Shares.

Resolutions to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that Cohen Circle Acquisition Corp. I (“Cohen Circle”)’s entry into the Business Combination Agreement, dated as of March 18, 2025, by and among Cohen Circle, (1) Kyivstar Group Ltd., an exempted company limited by shares, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates, (2) Cohen Circle, (3) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (4) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and Kyivstar Group Ltd., the “Business Combination Group” and separately, a “Business Combination Group Company”), pursuant to which, among other things, Merger Sub will merge with and into Cohen Circle with Cohen Circle as the surviving company and a direct, wholly owned subsidiary of Kyivstar Group Ltd., which will become the parent/public company following the Business Combination, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated thereby be approved, ratified and confirmed in all respects.”

Recommendation of the Cohen Circle Board

THE COHEN CIRCLE BOARD RECOMMENDS THAT
COHEN CIRCLE SHAREHOLDERS VOTE “FOR” THE
BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Overview

Cohen Circle is asking its shareholders to authorize and approve the Merger as contemplated by the Business Combination Agreement.

Cohen Circle shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger. Please see the section entitled “The Business Combination Agreement and Transaction Documents” for additional information and a summary of certain terms of the Merger.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to shareholders of Cohen Circle Class A Ordinary or Cohen Circle’s Public Warrant holders in connection with ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger Proposal, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, holders of Cohen Circle Class A Ordinary Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the Board of Directors of Cohen Circle has determined that the redemption proceeds payable to holders of Cohen Circle Class A Ordinary Shares who exercise such redemption rights represents the fair value of those shares. See the section of this proxy statement/prospectus titled “The Extraordinary General Meeting of Cohen Circle — Appraisal or Dissenters’ Rights.”

Vote Required for Approval

The Business Combination is conditioned on the approval of the Merger Proposal at the extraordinary general meeting.

The approval of the Merger Proposal requires approval by a special resolution, being the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares, voting as a single class, present in person or represented by proxy at the extraordinary general meeting and entitled to vote. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Merger Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote any shares of Cohen Circle Ordinary Shares owned by them in favor of the Merger Proposal. As of the Record Date, the Sponsor and its transferees owned             % of the issued shares of Cohen Circle Ordinary Shares.

Resolutions to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that (a) Cohen Circle Acquisition Corp. I (the “Company”) be and is hereby authorized to merge with Varna Merger Sub Corp. (the “Merger Sub”) so that the Merger Sub will merge with and into the Company and the Company will be the surviving company and all the undertaking, property and liabilities of the Merger Sub vest in the Company by virtue of such merger pursuant to the Companies Act (As Revised); (b) the Plan of Merger substantially in the form annexed to this Proxy Statement as Annex F be and is hereby authorized, approved and confirmed in all respects and the Company be authorized to enter into the Plan of Merger; (c) that upon the Effective Date (as defined in the Plan of Merger): (i) the amending and restating of the memorandum and articles of Surviving Company (as defined in the Plan of Merger) in the form attached to the Plan of Merger is approved in all respects, (ii) the name of the Surviving Company be changed to “Kyivstar Cayman Corp.”, and (iii) each of the authorized shares in the capital of the Surviving Company be re-designated as ordinary shares such that the share capital of the Surviving Company is US$55,500 divided into 555,000,000 ordinary shares of a nominal or par value of US$0.0001 each.”

Recommendation of the Cohen Circle Board

THE COHEN CIRCLE BOARD RECOMMENDS THAT
COHEN CIRCLE SHAREHOLDERS VOTE “FOR” THE
MERGER PROPOSAL.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

Overview

Cohen Circle is proposing the Adjournment Proposal to allow the Cohen Circle Board to adjourn the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure any required supplemental or amendment to this proxy statement/prospectus is provided to Cohen Circle shareholders, (ii) in order to solicit additional proxies from Cohen Circle shareholders in favor of the approval of one or more of the Proposals at the Cohen Circle EGM, or (iii) the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, would not be satisfied, be hereby approved, ratified and confirmed in all respects. The Adjournment Proposal will only be presented to Cohen Circle shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by Cohen Circle shareholders, the Cohen Circle Board may not be able to adjourn the extraordinary general meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The Adjournment Proposal requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Cohen Circle Class A Ordinary Shares and Cohen Circle Class B Ordinary Shares that are entitled to vote and are voted at the extraordinary general meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

As of the date of this proxy statement/prospectus, the Sponsors have agreed to vote any shares of Cohen Circle Class A Ordinary Shares owned by them in favor of the Adjournment Proposal. As of the Record Date, the Sponsors and their transferees owned             % of the issued shares of Cohen Circle Class A Ordinary Shares.

Resolutions to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure any required supplemental or amendment to this proxy statement/prospectus is provided to Cohen Circle shareholders, (ii) in order to solicit additional proxies from Cohen Circle shareholders in favor of the approval of one or more of the Proposals at the Cohen Circle EGM, or (iii) the Cohen Circle Board determines that one or more of the closing conditions under the Business Combination Agreement would not be satisfied or waived prior to the Closing Date, be and is hereby approved, ratified and confirmed in all respects.”

Recommendation of the Cohen Circle Board

THE COHEN CIRCLE BOARD RECOMMENDS THAT
COHEN CIRCLE SHAREHOLDERS VOTE “FOR” THE
APPROVAL OF THE ADJOURNMENT PROPOSAL IF
PRESENTED.

LEGAL MATTERS

Latham and Watkins LLP, as U.S. counsel to Kyivstar, VEON, VEON Holdings, and Kyivstar Group Ltd., has passed upon the validity of the Kyivstar Group Ltd. Warrants offered by this proxy statement/prospectus under New York law.

Wakefield Quin Limited, as Bermuda counsel to Kyivstar Group Ltd., VEON and VEON Holdings, has passed upon the validity of the Kyivstar Group Ltd. Common Shares offered by this proxy statement/prospectus under Bermuda law and certain other Bermudian legal matters for Kyivstar Group Ltd.

Certain legal matters relating to U.S. law have been passed upon for Cohen Circle by Morgan, Lewis & Bockius LLP. Certain legal matters related to Cayman Islands law have been passed upon for Cohen Circle by Maples and Calder (Cayman) LLP.

EXPERTS

The financial statements of Cohen Circle as of December 31, 2024 and 2023 and for the years then ended appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Cohen Circle to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of VEON Holdings B.V. as of December 31, 2024 and 2023, included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to the ability of VEON Holdings B.V. to continue as a going concern appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Kyivstar Group Ltd. as of March 31, 2025, included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to the ability of Kyivstar Group Ltd. to continue as a going concern appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

Kyivstar Group Ltd. is incorporated and existing under the laws of Bermuda. Certain individuals, who may be directors and executive officers of Kyivstar Group Ltd., and certain experts named in this proxy statement/prospectus reside outside of the United States. All or a substantial portion of the assets of such individuals and of Kyivstar Group Ltd. may be located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals or Kyivstar Group Ltd., or to enforce against such individuals or Kyivstar Group Ltd. in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Kyivstar Group Ltd. has been advised by counsel that there is doubt as to the enforceability in Bermuda, in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon the securities laws of the United States or enforcement of claims for punitive damages.

HOUSEHOLDING INFORMATION

Unless Cohen Circle has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if Cohen Circle believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are Cohen Circle shareholders will be “householding” this proxy statement/prospectus. Cohen Circle shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

•        If the shares are registered in the name of the shareholder, the shareholder should contact Cohen Circle at its offices at 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by telephone at (215) 701-9555, to inform Cohen Circle of his or her request; or

•        If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Cohen Circle Securities is Continental Stock Transfer & Trust Company. The transfer agent for Kyivstar Group Ltd. securities is             .

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is consummated and you become a holder of Kyivstar Group Ltd. Common Shares, you shall be entitled to attend and participate in Kyivstar Group Ltd.’s annual meetings of shareholders. If Kyivstar Group Ltd. holds a 2025 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which such annual meeting shall be held. As a foreign private issuer, Kyivstar Group Ltd. shall not be subject to the SEC’s proxy rules.

DISSENTERS’ RIGHTS

Cohen Circle Class A Ordinary or Cohen Circle’s Public Warrant holders may have dissenters’ rights in connection with the Business Combination under the Companies Act and if they so dissent, they are entitled to be paid the fair market value of their shares, which if necessary, may ultimately be determined by the court. Holders of record of Cohen Circle wishing to exercise such dissent rights and make a demand for payment of the fair value for his, her or its Cohen Circle Class A Ordinary Shares or Cohen Circle’s Public Warrants must give written objection to the Merger to Cohen Circle prior to the shareholder vote at the extraordinary general meeting to approve the Merger and follow the procedures set out in Section 238 of the Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. Cohen Circle shall, in accordance with Section 238(4) of the Cayman Act, give written notice of the authorization of the Merger to any Cohen Circle shareholder who made a written objection to the Merger in accordance with Section 238(2) of the Cayman Act.

WHERE YOU CAN FIND MORE INFORMATION

Kyivstar Group Ltd. has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. Kyivstar Group Ltd.’s public filings are also available to the public from the SEC’s website at www.sec.gov.

Cohen Circle files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. Cohen Circle’s public filings are also available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, Kyivstar Group Ltd. is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Kyivstar Group Ltd. will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Cohen Circle has been supplied by Cohen Circle, and all such information relating to Kyivstar has been supplied by Kyivstar. Information provided by one of them does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or Cohen Circle’s filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the Proposals to be presented at the extraordinary general meeting, you should contact Cohen Circle at the following address and telephone number:

Cohen Circle Acquisition Corp. I
2929 Arch Street, Suite 1703

Philadelphia, PA 19104
Telephone: (215) 701-9555
Attention:

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from Cohen Circle’s proxy solicitation agent at the following address and telephone number:

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a Cohen Circle shareholder and would like to request documents, please do so by            , 2025, or five business days prior to the extraordinary general meeting, in order to receive them before the extraordinary general meeting. If you request any documents from Cohen Circle, such documents will be mailed to you by first-class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of Kyivstar Group Ltd. in addition to being a proxy statement of Cohen Circle for the extraordinary general meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Cohen Circle has been supplied by Cohen Circle, and all such information relating to Kyivstar has been supplied by Kyivstar. Information provided by either Cohen Circle or Kyivstar does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of Cohen Circle for the extraordinary general meeting. Cohen Circle has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including Cohen Circle, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Cohen Circle Acquisition Corp. I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cohen Circle Acquisition Corp. I (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a business combination by the close of business on October 10, 2026, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 26, 2025

PCAOB ID Number 100

COHEN CIRCLE ACQUISITION CORP. I
BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$699,511	$100
Prepaid expenses	256,058	—
Total current assets	955,569	100

Long-term prepaid insurance	101,951	—
Marketable securities held in Trust Account	233,369,247	—
TOTAL ASSETS	$234,426,767	$100

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued offering costs	$82,462	$229,948
Accrued expenses	81,878	—
Promissory note – related party	—	189,659
Total current liabilities	164,340	419,607

Deferred underwriting fee	9,800,000	—
Total liabilities	9,964,340	419,607

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares at redemption value of $10.15 per share at December 31, 2024 and 0 shares at December 31, 2023	233,369,247	—

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 31, 2024 and 2023	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 715,000 shares issued and outstanding (excluding 23,000,000 shares subject to possible redemption) at December 31, 2024 and 0 shares at December 31, 2023	72	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,905,000 shares issued and outstanding at December 31, 2024 and 2023(1)	791	791
Additional paid-in capital	—	24,209
Accumulated deficit	(8,907,683)	(444,507)
Total shareholders’ deficit	(8,906,820)	(419,507)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$234,426,767	$100

____________

(1)      Includes an aggregate of up to 1,005,000 Class B ordinary shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5). On October 15, 2024, the Company consummated its IPO and sold 23,000,000 Units, including 3,000,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 1,005,000 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these financial statements.

COHEN CIRCLE ACQUISITION CORP. I
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2024	2023
General and administrative costs	$113,324	$377,628
Loss from operations	(113,324)	(377,628)

Other income:
Interest earned on marketable securities held in Trust Account	2,219,247	—
Total other income	2,219,247	—
Net income (loss)	$2,105,923	$(377,628)

Weighted average shares outstanding of Class A redeemable ordinary shares	4,852,055	—
Basic net income per Class A redeemable ordinary share	$0.17	—
Weighted average shares outstanding of Class A redeemable ordinary shares	4,852,055	—
Diluted net income per Class A redeemable ordinary share	$0.16	—
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares(1)	7,262,849	6,900,000
Basic net income (loss) per Class A and B non-redeemable ordinary share	$0.17	(0.05)
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares(1)	8,055,836	—
Diluted net income per Class A and B non-redeemable ordinary share	$0.16	$—

____________

(1)      Excludes an aggregate of up to 1,005,000 Class B ordinary shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5). On October 15, 2024, the Company consummated its IPO and sold 23,000,000 Units, including 3,000,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 1,005,000 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these financial statements.

COHEN CIRCLE ACQUISITION CORP. I
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A Ordinary Shares		Class B Ordinary Shares(1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	7,905,000	$791	$24,209	$(66,879)	$(41,879)
Net loss	—	—	—	—	—	(377,628)	(377,628)
Balance – December 31, 2023	—	—	7,905,000	791	24,209	(444,507)	(419,507)
Sale of 715,000 Placement Units	715,000	72	—	—	7,149,928	—	7,150,000
Fair value of Public Warrants at issuance	—	—	—	—	1,303,333	—	1,303,333
Allocated value of transaction costs to Class A shares	—	—	—	—	(98,660)	—	(98,660)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(8,378,810)	(10,569,099)	(18,947,909)
Net income	—	—	—	—	—	2,105,923	2,105,923
Balance – December 31, 2024	715,000	$72	7,905,000	$791	$—	$(8,907,683)	$(8,906,820)

____________

(1)      Includes an aggregate of up to 1,005,000 Class B ordinary shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5). On October 15, 2024, the Company consummated its IPO and sold 23,000,000 Units, including 3,000,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 1,005,000 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these financial statements.

COHEN CIRCLE ACQUISITION CORP. I
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$2,105,923	$(377,628)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,219,247)	—
Payment of filing fees through promissory note-related party	—	460
Write-off of Doc to PL due to Staleness of S-1	—	342,048
Payment of operation costs through promissory note	49,918	45,120
Changes in operating assets and liabilities:
Prepaid expenses	(256,058)	—
Long-term prepaid insurance	(101,951)	—
Accounts payable and accrued expenses	81,878	(10,000)
Net cash used in operating activities	(339,537)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(231,150,000)	—
Net cash used in investing activities	(231,150,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	226,000,000	—
Proceeds from sale of Placement Units	7,150,000	—
Repayment of promissory note – related party	(250,077)	—
Payments of offering costs	(710,975)	—
Net cash provided by financing activities	232,188,948	—

Net Change in Cash	699,411	—
Cash – Beginning of year	100	100
Cash – End of year	$699,511	$100

Non-Cash Investing and Financing Activities:
Offering costs included in accrued offering costs	$49,994	$109,256
Deferred offering costs paid through promissory note – related party	$10,500	$50,930
Deferred underwriting fee payable	$9,800,000	$—

The accompanying notes are an integral part of these financial statements.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cohen Circle Acquisition Corp. I (the “Company”) was incorporated in the Cayman Islands on October 26, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from October 26, 2021 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering placed in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on October 10, 2024. On October 15, 2024, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating proceeds of $230,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 715,000 units (each, a “Placement Unit” and collectively, the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to Cohen Circle Sponsor I, LLC, a Delaware limited liability company (together with Cohen Circle Advisors I, LLC, the “Sponsor”), and the representative of the underwriters, Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $7,150,000, which is described in Note 4.

Transaction costs amounted to $14,373,989, consisting of $4,000,000 of cash underwriting fee, $9,800,000 of deferred underwriting fee, and $573,989 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Following the closing of the Initial Public Offering, on October 15, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceeds of the sale of the Units and the Placement Units was placed in a trust account (“Trust Account”), located in the United States and invested only in (i) U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account as described below.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.05 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval, it will proceed with a Business Combination only if it obtains the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at a general meeting of the Company, vote at a general meeting of the Company. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote any Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and Public Shares held by it in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination or if they vote at all.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the prior consent of the Company. The Company may waive this restriction in its sole discretion.

The Sponsor and Cantor have agreed to waive (i) their redemption rights with respect to any Founder Shares and Placement Shares held by them in connection with the completion of the Company’s Business Combination and (ii) their redemption rights with respect to the Founder Shares and Placement Shares held by them in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity. However, the Sponsor will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within 24 months from the closing of the Initial Public Offering. Cantor will have the same redemption rights as the Public Shareholders with respect to any Public Shares they acquire.

The Company will have 24 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The underwriters have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.05 per share.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity, Capital Resources and Going Concern

As of December 31, 2024, the Company had cash of $699,511 held outside of the Trust Account and working capital of $791,229. The Company will use such funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” as of December 31, 2024, the Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. The Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the accompanying financial statements are issued. Management plans to address this uncertainty through a Business Combination.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $699,511 and $100 in cash and no cash equivalents as of December 31, 2024 and 2023, respectively.

Marketable Securities Held in Trust Account

As of December 31, 2024 and 2023, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in Treasury securities. All of the Company’s investments held in the Trust Account are presented on the accompanying balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. Financial Accounting Standards Board (“FASB”) ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares were charged to temporary equity and offering costs allocated to the Public and Placement Warrants were charged to shareholders’ deficit as Public and Placement Warrants were accounted for under equity treatment after management’s evaluation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024 and 2023, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Warrant Instruments

The Company accounted for 7,666,667 Public and 238,333 Private Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and recorded the warrant instruments under equity treatment at fair value. Such guidance provides that the warrants described above were not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity in accordance with ASC 480 and ASC 815.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with FASB ASC Topic 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(1,303,333)
Class A ordinary shares issuance costs	(14,275,329)
Plus:
Remeasurement of carrying value to redemption value	18,947,909
Class A Ordinary Shares subject to possible redemption, December 31, 2024	$233,369,247

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata to the shares. Net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding for the period. Accretion associated with the redeemable Ordinary Shares is excluded from net income (loss) per Ordinary Share as the redemption value approximates fair value.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The calculation of diluted income (loss) per Ordinary Share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the over-allotment option and (iii) Private Placement, since the average price of the Ordinary Shares for the year ended December 31, 2024 was less than the exercise price and therefore, the inclusion of such Warrants under the Treasury stock method would be anti-dilutive and the exercise is contingent upon the occurrence of future events.

	For the Year Ended December 31,
	2024		2023
	Class A redeemable	Class A and B non-redeemable	Class A	Class B
Basic net income (loss) per common share
Numerator:
Allocation of net income (loss)	$843,428	$1,262,495	$—	$(377,628)

Denominator:
Basic weighted average shares outstanding	4,852,055	7,262,849	—	6,900,000
Basic net income (loss) per common share	$0.17	$0.17	$—	$(0.05)
	For the Year Ended December 31,
	2024		2023
	Class A redeemable	Class A and B non-redeemable	Class A	Class B
Diluted net income per common share
Numerator:
Allocation of net income	$791,613	$1,314,310	$—	$—

Denominator:
Diluted weighted average shares outstanding	4,852,055	8,055,836	—	—
Diluted net income per common share	$0.16	$0.16	$—	$—

Recent Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted ASU 2023-07.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on October 15, 2024, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Cohen Circle Sponsor I, LLC and Cantor purchased an aggregate of 715,000 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $7,150,000. Of the 715,000 Placement Units, 445,000 Placement Units were purchased by Cohen Circle Sponsor I, LLC and 270,000 Placement Units were purchased by Cantor. Each Placement Unit consists of one Class A ordinary share (“Placement Share” or, collectively, “Placement Shares”) and one-third of one warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In November 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 8,663,333 Class B ordinary shares (the “Founder Shares”), which were issued on November 5, 2021. From November 2021 through September 2024, the Company had various share surrender and capitalization events in which a net 758,333 shares have been surrendered by the Sponsor to the Company for no consideration and an aggregate of 7,905,000 Found Shares remain outstanding. All share and per shares amounts have been retroactively adjusted to reflect the share capitalization and share surrender. The Founder Shares included an aggregate of up to 1,005,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares will equal 25% of the Company’s issued and outstanding shares after the Initial Public Offering and the private placement. On October 15, 2024, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering. As such 1,005,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the Business Combination; and (B) subsequent to the Business Combination (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on October 11, 2024, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay an affiliate or designee of the Sponsor a total of $25,000 per month for office space, utilities and shared personnel support services. For the year ended December 31, 2024, the Company incurred $62,500, of which such amount is recorded within accrued expenses on the balance sheets. For the year ended December 31, 2023, the Company did not incur these services.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Service Agreement

The Company has agreed, commencing on October 11, 2024, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay its Chief Financial Officer, R. Maxwell Smeal, $12,500 per month. For the year ended December 31, 2024, the Company incurred $37,500 of expenses, of which $24,500 was paid and $13,000 was recorded to accrued expenses in the balance sheet. For the year ended December 31, 2023, the Company did not incur these services.

Promissory Note — Related Party

On November 3, 2021, the Company issued an unsecured promissory note to the Sponsor, as amended on January 14, 2022, February 28, 2023, and on May 1, 2024 (as amended, the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2024 or (ii) the consummation of the Initial Public Offering. The Company repaid the outstanding balance of the Promissory Note at the closing of the Initial Public Offering on October 15, 2024. Borrowings under the note are no longer available.

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor has committed to loan Cohen Circle Working Capital Loans. If the Cohen Circle completes a Business Combination, Cohen Circle may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units. As of December 31, 2024 and 2023, there were no amounts outstanding under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Registration Rights

The holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any Class A ordinary shares issuable upon the exercise of the Placement Warrants and any Class A ordinary shares and warrants (and underlying Class A ordinary shares) that may be issued upon conversion of the units issued as part of the Working Capital Loans and Class A ordinary shares issuable upon conversion of the Founder Shares, are entitled to registration rights pursuant to a registration rights agreement signed on October 11, 2024, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggyback” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the Initial Public Offering, and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters had a 45-day option from the date of Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any. On October 15, 2024, simultaneously with the closing of the Initial Public Offering, the underwriters elected to fully exercise the over-allotment option to purchase the additional 3,000,000 Units at a price of $10.00 per Unit.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit or $4,000,000 in the aggregate, which was paid upon the closing of the Initial Public Offering, on October 15, 2024. In addition, the underwriters are entitled to a deferred fee of (i) $0.40 per Unit of the gross proceeds of the initial 20,000,000 Units sold in the Initial Public Offering, or $8,000,000 and (ii) $0.60 per Unit of the gross proceeds from the Units sold pursuant to the over-allotment option, or $1,800,000, an aggregate of $9,800,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2024, there are 715,000 Class A ordinary shares issued and outstanding, excluding 23,000,000 Class A ordinary shares subject to possible redemption. At December 31, 2023, there were no shares of Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. At December 31, 2024 and 2023, there were 7,905,000 Class B ordinary shares issued and outstanding.

Holders of Class B ordinary shares will vote on the appointment of directors prior to the consummation of a Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares in connection with the consummation of a Business Combination, or at any time and from time to time at the option of the holders thereof, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of all ordinary shares outstanding upon completion of the Initial Public Offering and the private placement plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, and any private placement-equivalent shares and warrants underlying units issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Warrants — As of December 31, 2024 and 2023, there were 7,905,000 warrants outstanding, including 7,666,667 Public Warrants and 238,333 Placement Warrants. Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of a Business Combination and 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any Class A ordinary shares upon exercise of a warrant unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Warrants become exercisable, the Company may redeem the Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	December 31, 2024
Assets:
Marketable securities held in Trust Account	1	$233,369,247

The following table presents information about the Company’s equity instruments that are measured at fair value on October 15, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	October 15, 2024
Equity:
Fair value of Public Warrants for the Class A ordinary shares subject to possible redemption allocation	3	$1,303,333

The fair value of Public Warrants was determined using the Binomial/Lattice Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Warrants:

October 15, 2024
Share price	$9.94
Term (years)	5.5
Risk-free rate	3.9%
Volatility	5.0%

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 9 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the CODM, or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	December 31, 2024	December 31, 2023
Trust Account	$233,369,247	$—
Cash	$699,511	$100
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
General and administrative costs	$113,324	$377,628
Interest earned on marketable securities held in Trust Account	$2,219,247	$—

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 18, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) the Company, (2) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (3) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), (4) Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 10 — SUBSEQUENT EVENTS (cont.)

Bermuda with registration number 202504557 (“PubCo”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”).

If the transactions contemplated by the Business Combination Agreement are consummated, (i) the Seller will sell to PubCo all of the issued and outstanding equity of VEON Holdings in exchange for newly issued common shares of PubCo, par value $0.001 per share (the “PubCo Common Shares”) and the Seller Loan Note (as defined in the Business Combination Agreement), and, as a result of the Sale, VEON Holdings will become a direct, wholly owned subsidiary of PubCo (collectively, the “Sale”) and (ii) Merger Sub will be merged with and into the Company upon the terms and subject to the conditions set forth in the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As of the time the Merger becomes effective, each Cohen Circle Class A Ordinary Share that is issued and outstanding and held by the Public Shareholders immediately prior to the time that the Merger becomes effective (after giving effect to any redemptions of Cohen Circle Class A Ordinary Shares in connection with the Cohen Circle EGM) shall be automatically canceled in exchange for the right to be issued one validly issued, fully paid and non-assessable Kyivstar Group Ltd. Common Share. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company of the Merger under the Companies Act (the Company, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by PubCo, and the Surviving Company will become a direct wholly owned subsidiary of PubCo.

For a further description of the Business Combination and certain agreements executed in connection therewith, see the Form 8-K filed by the Company on March 18, 2025.

COHEN CIRCLE ACQUISITION CORP. I
CONDENSED BALANCE SHEETS

	March 31, 2025	December 31, 2024
	(unaudited)
ASSETS
Current Assets
Cash	$80,019	$699,511
Prepaid expenses	247,303	256,058
Total current assets	327,322	955,569

Long-term prepaid insurance	68,826	101,951
Marketable securities held in Trust Account	235,813,008	233,369,247
TOTAL ASSETS	$236,209,156	$234,426,767

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued offering costs	$82,462	$82,462
Accrued expenses	1,625,423	81,878
Total current liabilities	1,707,885	164,340

Deferred underwriting fee	9,800,000	9,800,000
Total liabilities	11,507,885	9,964,340

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares at redemption value of $10.25 per share at March 31, 2025 and $10.15 per share at December 31, 2024	235,813,008	233,369,247

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2025 and December 31, 2024	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 715,000 shares issued and outstanding (excluding 23,000,000 shares subject to possible redemption) at March 31, 2025 and December 31, 2024	72	72
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,905,000 shares issued and outstanding at March 31, 2025 and December 31, 2024	791	791
Additional paid-in capital	—	—
Accumulated deficit	(11,112,600)	(8,907,683)
Total shareholders’ deficit	(11,111,737)	(8,906,820)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$236,209,156	$234,426,767

The accompanying notes are an integral part of the unaudited condensed financial statements.

COHEN CIRCLE ACQUISITION CORP. I
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended March 31,
	2025	2024
General and administrative costs	$2,204,917	$5,168
Loss from operations	(2,204,917)	(5,168)
Other income:
Interest earned on marketable securities held in Trust Account	2,443,761	—
Total other income	2,443,761	—

Net income (loss)	$238,844	$(5,168)

Weighted average shares outstanding of Class A redeemable ordinary shares	23,000,000	—
Basic and diluted net income per Class A redeemable ordinary share	$0.01	—
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares	8,620,000	6,900,000
Basic and diluted net income (loss) per Class A and B non-redeemable ordinary share	$0.01	(0.00)

The accompanying notes are an integral part of the unaudited condensed financial statements.

COHEN CIRCLE ACQUISITION CORP. I
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2025	715,000	$72	7,905,000	$791	$—	$(8,907,683)	$(8,906,820)

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(2,443,761)	(2,443,761)
Net income	—	—	—	—	—	238,844	238,844
Balance – March 31, 2025	715,000	$72	7,905,000	$791	$—	$(11,112,600)	$(11,111,737)

FOR THE THREE MONTHS ENDED MARCH 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2024	—	$—	7,905,000	$791	$24,209	$(444,507)	$(419,507)
Net loss	—	—	—	—	—	(5,168)	(5,168)
Balance as of March 31, 2024	—	$—	7,905,000	$791	$24,209	$(449,675)	$(424,675)

The accompanying notes are an integral part of the unaudited condensed financial statements.

COHEN CIRCLE ACQUISITION CORP. I
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended March 31,
	2025	2024
Cash Flows from Operating Activities:
Net income (loss)	$238,844	$(5,168)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,443,761)	—
Payment of operation costs through promissory note	—	5,000
Changes in operating assets and liabilities:
Prepaid expenses	8,755	—
Long-term prepaid insurance	33,125	—
Accounts payable and accrued expenses	1,543,545	168
Net cash used in operating activities	(619,492)	—

Net Change in Cash	(619,492)	—
Cash – Beginning of period	699,511	100
Cash – End of period	$80,019	$100

The accompanying notes are an integral part of the unaudited condensed financial statements.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cohen Circle Acquisition Corp. I (the “Company”) was incorporated in the Cayman Islands on October 26, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2025, the Company had not commenced any operations. All activity for the period from October 26, 2021 (inception) through March 31, 2025 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and efforts in identifying a target to consummate an initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering placed in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on October 10, 2024. On October 15, 2024, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating proceeds of $230,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 715,000 units (each, a “Placement Unit” and collectively, the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to Cohen Circle Sponsor I, LLC, a Delaware limited liability company (together with Cohen Circle Advisors I, LLC, the “Sponsor”), and the representative of the underwriters, Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $7,150,000, which is described in Note 4.

Transaction costs amounted to $14,373,989, consisting of $4,000,000 of cash underwriting fee, $9,800,000 of deferred underwriting fee, and $573,989 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Following the closing of the Initial Public Offering, on October 15, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceeds of the sale of the Units and the Placement Units was placed in a trust account (“Trust Account”), located in the United States and invested only in (i) U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account as described below.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.05 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval, it will proceed with a Business Combination only if it obtains the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at a general meeting of the Company, vote at a general meeting of the Company. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote any Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and Public Shares held by it in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination or if they vote at all.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the prior consent of the Company. The Company may waive this restriction in its sole discretion.

The Sponsor and Cantor have agreed to waive (i) their redemption rights with respect to any Founder Shares and Placement Shares held by them in connection with the completion of the Company’s Business Combination and (ii) their redemption rights with respect to the Founder Shares and Placement Shares held by them in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity. However, the Sponsor will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within 24 months from the closing of the Initial Public Offering. Cantor will have the same redemption rights as the Public Shareholders with respect to any Public Shares they acquire.

The Company will have 24 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The underwriters have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.05 per share.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination Agreement

On March 18, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) the Company, (2) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (3) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), (4) Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557 (“PubCo”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”).

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

If the transactions contemplated by the Business Combination Agreement are consummated, (i) the Seller will sell to PubCo all of the issued and outstanding equity of VEON Holdings in exchange for newly issued common shares of PubCo, par value $0.001 per share (the “PubCo Common Shares”) and the Seller Loan Note (as defined in the Business Combination Agreement), and, as a result of the Sale, VEON Holdings will become a direct, wholly-owned subsidiary of PubCo (collectively, the “Sale”) and (ii) Merger Sub will be merged with and into the Company upon the terms and subject to the conditions set forth in the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company of the Merger under the Companies Act (the Company, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by PubCo, and the Surviving Company will become a direct wholly-owned subsidiary of PubCo.

Liquidity, Capital Resources and Going Concern

As of March 31, 2025, the Company had cash of $80,019 held outside of the Trust Account and a working capital deficit of $1,380,563. The Company will use such funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” as of March 31, 2025, the Company will need to raise additional capital through loans or additional investments from its Sponsor. The Sponsor or an affiliate of the Sponsor has committed to loan the Company up to $250,000 and may, but is not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s additional working capital needs. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. The Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the accompanying unaudited condensed financial statements are issued. Management plans to address this uncertainty through consummation of a Business Combination. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2025. The interim results for the three months ended March 31, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $80,019 and $699,511 in cash and no cash equivalents as of March 31, 2025 and December 31, 2024, respectively.

Marketable Securities Held in Trust Account

As of March 31, 2025 and December 31, 2024, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in Treasury securities. All of the Company’s investments held in the Trust Account are presented on the accompanying balance sheets at fair value at the end of each reporting period.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. Financial Accounting Standards Board (“FASB”) ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Public Shares were charged to temporary equity, and offering costs allocated to the Public Warrants and Placement Units were charged to shareholders’ deficit as the Public and Placement Warrants were accounted for under equity treatment after management’s evaluation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2025 and December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Instruments

The Company accounted for 7,666,667 Public and 238,333 Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and recorded the warrant instruments under equity treatment at fair value. Such guidance provides that the warrants described above were not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity in accordance with ASC 480 and ASC 815.

Class A Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with FASB ASC Topic 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of March 31, 2025 and December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of March 31, 2025 and December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(1,303,333)
Class A ordinary shares issuance costs	(14,275,329)
Plus:
Remeasurement of carrying value to redemption value	18,947,909
Class A Ordinary Shares subject to possible redemption, December 31, 2024	$233,369,247
Plus:
Remeasurement of carrying value to redemption value	2,443,761
Class A Ordinary Shares subject to possible redemption, March 31, 2025	$235,813,008

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata to the shares. Net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding for the period. Accretion associated with the redeemable Ordinary Shares is excluded from net income (loss) per Ordinary Share as the redemption value approximates fair value.

The calculation of diluted income (loss) per Ordinary Share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the over-allotment option and (iii) Private Placement, since the average price of the Ordinary Shares for the three months ended March 31, 2025 was less than the exercise price and therefore, the inclusion of such Warrants under the Treasury stock method would be anti-dilutive and the exercise is contingent upon the occurrence of future events.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Three Months Ended March 31,
	2025		2024
	Class A redeemable	Class A and B non- redeemable	Class A	Class B
Basic and diluted net income (loss) per common share
Numerator:
Allocation of net income (loss)	$173,732	$65,112	$—	$(5,168)

Denominator:
Basic and diluted weighted average shares outstanding	23,000,000	8,620,000	—	6,900,000
Basic and diluted net income (loss) per common share	$0.01	$0.01	$—	$(0.00)

Recent Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted ASU 2023-07.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on October 15, 2024, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Cohen Circle Sponsor I, LLC and Cantor purchased an aggregate of 715,000 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $7,150,000. Of the 715,000 Placement Units, 445,000 Placement Units were purchased by Cohen Circle Sponsor I, LLC and 270,000 Placement Units were purchased by Cantor. Each Placement Unit consists of one Class A ordinary share (“Placement Share” or, collectively, “Placement Shares”) and one-third of one warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 4 — PRIVATE PLACEMENT (cont.)

per share, subject to adjustment (see Note 7). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In November 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 8,663,333 Class B ordinary shares (the “Founder Shares”), which were issued on November 5, 2021. From November 2021 through September 2024, the Company had various share surrender and capitalization events in which a net 758,333 shares have been surrendered by the Sponsor to the Company for no consideration and an aggregate of 7,905,000 Founder Shares remain outstanding. All share and per shares amounts have been retroactively adjusted to reflect the share capitalization and share surrender. The Founder Shares included an aggregate of up to 1,005,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares will equal 25% of the Company’s issued and outstanding shares after the Initial Public Offering and the private placement. On October 15, 2024, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering. As such 1,005,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the Business Combination; and (B) subsequent to the Business Combination (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on October 11, 2024, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay an affiliate or designee of the Sponsor a total of $25,000 per month for office space, utilities and shared personnel support services. For the three months ended March 31, 2025, the Company incurred $75,000, of which such amount is recorded within accrued expenses on the balance sheets. For the three months ended March 31, 2024, the Company incurred none of these services.

Service Agreement

The Company has agreed, commencing on October 11, 2024, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay its Chief Financial Officer, R. Maxwell Smeal, $12,500 per month. For the three months ended March 31, 2025, the Company incurred $37,500 of expenses, of which $20,000 was paid and $17,500 was recorded to accrued expenses in the balance sheets. As of March 31, 2025 and December 31, 2024, the Company has $30,500 and $13,000, respectively, included in accrued expense related to the service agreement. For the three months ended March 31, 2024, the Company did not incur these services.

Promissory Note — Related Party

On November 3, 2021, the Company issued an unsecured promissory note to the Sponsor, as amended on January 14, 2022, February 28, 2023, and on May 1, 2024 (as amended, the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

payable on the earlier of (i) December 31, 2024 or (ii) the consummation of the Initial Public Offering. The Company repaid the outstanding balance of the Promissory Note at the closing of the Initial Public Offering on October 15, 2024. Borrowings under the note are no longer available.

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor has committed to loan the Company up to $250,000 and may, but is not obligated to, loan the Company additional funds to fund its additional working capital requirements and transaction costs (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units. As of March 31, 2025 and December 31, 2024, there were no amounts outstanding under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Registration Rights

The holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any Class A ordinary shares issuable upon the exercise of the Placement Warrants and any Class A ordinary shares and warrants (and

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

underlying Class A ordinary shares) that may be issued upon conversion of the units issued as part of the Working Capital Loans and Class A ordinary shares issuable upon conversion of the Founder Shares, are entitled to registration rights pursuant to a registration rights agreement signed on October 11, 2024, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggyback” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the Initial Public Offering, and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters had a 45-day option from the date of Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any. On October 15, 2024, simultaneously with the closing of the Initial Public Offering, the underwriters elected to fully exercise the over-allotment option to purchase the additional 3,000,000 Units at a price of $10.00 per Unit.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit or $4,000,000 in the aggregate, which was paid upon the closing of the Initial Public Offering, on October 15, 2024. In addition, the underwriters are entitled to a deferred fee of (i) $0.40 per Unit of the gross proceeds of the initial 20,000,000 Units sold in the Initial Public Offering, or $8,000,000 and (ii) $0.60 per Unit of the gross proceeds from the Units sold pursuant to the over-allotment option, or $1,800,000, an aggregate of $9,800,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Business Combination Agreement

On March 18, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) the Company, (2) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (3) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (“VEON Holdings,” and together with all of its direct and indirect Ukrainian Subsidiaries, the “Group Companies”), (4) Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557 (“PubCo”), and (5) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (“Merger Sub,” and, together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”).

If the transactions contemplated by the Business Combination Agreement are consummated, (i) the Seller will sell to PubCo all of the issued and outstanding equity of VEON Holdings in exchange for newly issued common shares of PubCo, par value $0.001 per share (the “PubCo Common Shares”) and the Seller Loan Note (as defined in the Business Combination Agreement), and, as a result of the Sale, VEON Holdings will become a direct, wholly-owned subsidiary of PubCo (collectively, the “Sale”) and (ii) Merger Sub will be merged with and into the Company upon the terms and

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

subject to the conditions set forth in the Business Combination Agreement, the Plan of Merger and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) (the “Merger” and together with the Sale and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company of the Merger under the Companies Act (the Company, in its capacity as the surviving company of the Merger, is the “Surviving Company”). Following the Merger, the shares of the Surviving Company will be directly and solely held by PubCo, and the Surviving Company will become a direct wholly-owned subsidiary of PubCo.

The Business Combination will be consummated subject to the deliverables and provisions as further described in the Business Combination Agreement.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At March 31, 2025 and December 31, 2024, there are 715,000 Class A ordinary shares issued and outstanding, excluding 23,000,000 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. At March 31, 2025 and December 31, 2024, there were 7,905,000 Class B ordinary shares issued and outstanding.

Holders of Class B ordinary shares will vote on the appointment of directors prior to the consummation of a Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares in connection with the consummation of a Business Combination, or at any time and from time to time at the option of the holders thereof, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of all ordinary shares outstanding upon completion of the Initial Public Offering and the private placement plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, and any private placement-equivalent shares and warrants underlying units issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Warrants — As of March 31, 2025 and December 31, 2024, there were 7,905,000 warrants outstanding, including 7,666,667 Public Warrants and 238,333 Placement Warrants. Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of a Business Combination and 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any Class A ordinary shares upon exercise of a warrant unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.    Once the Warrants become exercisable, the Company may redeem the Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable.

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on March 31, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	March 31, 2025
Assets:
Marketable securities held in Trust Account	1	$235,813,008
	Level	December 31, 2024
Assets:
Marketable securities held in Trust Account	1	$233,369,247

The following table presents information about the Company’s equity instruments that are measured at fair value on October 15, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	October 15, 2024
Equity:
Fair value of Public Warrants for allocated proceeds	3	$1,303,333

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The fair value of Public Warrants was determined using the Binomial/Lattice Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Warrants:

October 15, 2024
Share price	$9.94
Term (years)	5.5
Risk-free rate	3.9%
Volatility	5.0%

NOTE 9 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the CODM, or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	March 31, 2025	December 31, 2024
Trust Account	$235,813,008	$233,369,247
Cash	$80,019	$699,511
	For the Three months ended March 31, 2025	For the Three months ended March 31, 2024
General and administrative costs	$2,204,917	$5,168
Interest earned on marketable securities held in Trust Account	$2,443,761	$—

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

COHEN CIRCLE ACQUISITION CORP. I
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2025
(Unaudited)

NOTE 9 — SEGMENT INFORMATION (cont.)

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income (loss) are reported on the statements of operations and described within their respective disclosures.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On April 2, 2025, the Company issued a promissory note (the “Promissory Note”) to Cohen Circle Sponsor I, LLC (the “Lender”), one of the Company’s sponsors. Pursuant to the Promissory Note, the Lender agreed to loan us up to an aggregate principal amount of $2,000,000. The Promissory Note is non-interest bearing and all outstanding amounts under the Promissory Note will be due on the date on which we consummate a Business Combination (the “Maturity Date”). If we do not consummate a Business Combination, we may use a portion of any funds held outside the Trust Account to repay the Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Note, the unpaid amounts would be forgiven. No portion of the amounts outstanding under the Promissory Note may be converted into units, which would have been permissible as described in the prospectus filed in connection with the Initial Public Offering. On April 2, 2025, the Company borrowed $150,000 under the Promissory Note.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of VEON Holdings B.V.

Opinion on the Combined Financial Statements

We have audited the accompanying combined statements of financial position of VEON Holdings B.V. (the “Company”), as of December 31, 2024 and 2023, the related combined statements of income, comprehensive income, changes in net investment, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed within Note 1 to the combined financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine and has stated that these events or conditions indicate that a material uncertainty exists that may raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described within Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion on the Combined Financial Statements

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

We draw attention to Note 1, “Basis of Combination” to the combined financial statements with respect to the principles and conventions applied to the preparation and presentation of the combined financial statements. Our opinion is not modified with respect to this matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

Melville, New York
April 2, 2025

VEON Holdings B.V.
COMBINED INCOME STATEMENT

for the year ended December 31

(In millions of U.S. dollars)	Note	2024	2023
Service revenues		915	911
Other revenues		4	4
Total operating revenues	3	919	915

Other operating income		1	1
Service costs		(100)	(94)
Selling, general and administrative expenses	4	(305)	(284)
Depreciation	10	(118)	(127)
Amortization	11	(45)	(49)
Impairment, net	9	(3)	(1)
(Loss)/gain on disposal of non-current assets		(1)	2
Operating profit		348	363

Finance costs		(82)	(82)
Finance income		40	35
Other non-operating gain/(loss), net	13	2	(8)
Net foreign exchange gain		39	38
Profit before tax		347	346

Income taxes	8	(64)	(65)
Profit for the period		283	281

The accompanying notes are an integral part of these combined financial statements

VEON Holdings B.V.
COMBINED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(In millions of U.S. dollars)	Note	2024	2023
Profit for the period		283	281

Items that may be reclassified to profit or loss
Foreign currency translation		(94)	(33)
Other comprehensive loss for the period, net of tax		(94)	(33)
Total comprehensive income for the period, net of tax		189	248

The accompanying notes are an integral part of these combined financial statements

VEON Holdings B.V.
COMBINED STATEMENT OF FINANCIAL POSITION

as of December 31

(In millions of U.S. dollars)	Note	2024	2023
Assets
Non-current assets
Property and equipment	10	624	597
Intangible assets	11	297	272
Loan receivable from VEON Amsterdam	14	—	343
Other assets	6	80	67
Total non-current assets		1,001	1,279

Current assets
Inventories		3	4
Trade and other receivables	5	40	55
Loan receivable from VEON Amsterdam	14	363	—
Other financial assets – VEON Ltd. shares	14	8	—
Investments and derivatives	14	94	207
Other assets	6	26	13
Cash and cash equivalents	15	674	425
Total current assets		1,208	704
Total assets		2,209	1,983

Net investment and liabilities
Net investment
Net investment attributable to equity owners of the parent		1,080	887
Total net investment		1,080	887

Non-current liabilities
Debt and derivatives	14	225	815
Provisions	7	4	3
Deferred tax liabilities	8	6	5
Other liabilities	6	7	8
Total non-current liabilities		242	831

Current liabilities
Trade and other payables		132	120
Debt and derivatives	14	669	83
Provisions	7	6	5
Current income tax payables	8	23	16
Other liabilities	6	57	41
Total current liabilities		887	265
Total net investment and liabilities		2,209	1,983

The accompanying notes are an integral part of these combined financial statements

VEON Holdings B.V.
COMBINED STATEMENT OF CHANGES IN NET INVESTMENT

for the year ended December 31, 2024:

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent
As of January 1, 2024	2,873	(1,986)	887
Profit for the period	283	—	283
Other comprehensive income/(loss)	—	(94)	(94)
Total comprehensive income/(loss)	283	(94)	189
Other	4	—	4
As of December 31, 2024	3,160	(2,080)	1,080

for the year ended December 31, 2023:

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent
As of January 1, 2023	2,592	(1,953)	639
Profit for the period	281	—	281
Other comprehensive loss	—	(33)	(33)
Total comprehensive income/(loss)	281	(33)	248
As of December 31, 2023	2,873	(1,986)	887

The accompanying notes are an integral part of these combined financial statements.

VEON Holdings B.V.
COMBINED STATEMENT OF CASH FLOWS

for the year ended December 31

(In millions of U.S. dollars)	Note	2024	2023
Operating activities
Profit before tax		347	346
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		166	177
(Loss)/gain on disposal of non-current assets		1	(2)
Finance costs		82	82
Finance income		(40)	(35)
Other non-operating gain/(loss), net		(2)	8
Net foreign exchange gain		(39)	(38)
Changes in trade, other receivables and prepayments		(10)	28
Changes in inventories		—	(2)
Changes in trade and other payables		32	(33)
Changes in provisions, pensions and other		4	3
Interest paid	14	(78)	(75)
Interest received		19	16
Income tax paid		(52)	(62)
Net cash flows from operating activities		430	413

Investing activities
Purchase of property, plant and equipment		(162)	(96)
Purchase of intangible assets		(86)	(47)
Payments on deposits		(13)	(52)
(Outflows)/Inflows on loans granted		(2)	13
Inflow/(Investment) in financial assets		119	(150)
Other proceeds from investing activities, net		12	5
Net cash flows used in investing activities		(132)	(327)

Financing activities
Repayment of debt	14	(29)	(88)
Investment in shares of VEON Ltd.	14	(8)	—
Net cash flows used in financing activities		(37)	(88)

Net increase/(decrease) in cash and cash equivalents		261	(2)
Net foreign exchange difference		(12)	(5)
Cash and cash equivalents at beginning of period		425	432
Cash and cash equivalents at end of period	15	674	425

The accompanying notes are an integral part of these combined financial statements

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION

VEON Holdings B.V. (“VEON Holdings”, the “Company”), was established as a private company with limited liability under the laws of the Netherlands on June 29, 2009. The registered office and principal place of business of VEON Holdings B.V. is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands. The entity is an indirectly wholly-owned subsidiary of VEON Ltd. (“Parent”).

On January 13, 2025, VEON Ltd. announced its intention to indirectly list JSC Kyivstar, including its subsidiaries as listed below (in aggregate “Kyivstar”), VEON’s digital operator in Ukraine, on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States (the “Transaction”). As part of the preparation for the indirect listing, VEON will undertake a pre-transaction reorganization of VEON Holdings (the “Reorganization”). This Reorganization will be consummated through a Dutch legal demerger, as a result of which VEON Holdings, which will remain domiciled in the Netherlands, will hold only Kyivstar and its subsidiaries and certain other select assets and liabilities. VEON has commenced the demerger by filing the demerger proposal and accompanying documents with the Dutch Chamber of Commerce on January 13, 2025. The Reorganization is expected to be completed in April 2025. Refer to Note 18.

The combined financial statements (“CFS”) have been prepared in accordance with the basis of preparation and accounting policies set out in this Note below. The combined financial statements were authorized by the VEON Board of Directors for issuance on April 2, 2025.

The combined financial statements presented herein reflect the following combined entities’ results of operations, assets and liabilities and cash flows that will remain with VEON Holdings after the demerger and form the entity subject to the aforementioned Transaction:

VEON Holdings B.V.

The combined financial statements of the Company as a single economic entity reflecting the outcome of the pre-transaction Reorganization.

Kyivstar reflecting the Ukrainian business.

The consolidated financial statements of Kyivstar consist of the following four entities:

•        JSC Kyivstar (“JSC Kyivstar”) being the parent company of Kyivstar and a 99.995% subsidiary of VEON Holdings B.V. (Netherlands) with a minority shareholder VEON Ltd. (Bermuda) holding the remaining 0.005% of JSC Kyivstar’s shares

•        LLC Kyivstar Tech (“Kyivstar.Tech”), being a 100% subsidiary of JSC Kyivstar

•        Limited Liability Company Lan Trace (“Lan Trace”), being a 100% subsidiary of JSC Kyivstar, acquired in September 2024.

•        Helsi Ukraine Limited Liability Company (“Helsi Ukraine” or “Helsi”), being a 69.99% subsidiary of JSC Kyivstar with minority shareholders.

Collectively, VEON Holdings and Kyivstar included in these combined financial statements are referred to as the “Group” or “we” or “our” or “VEON Group”. VEON Ltd. and all its subsidiaries, excluding VEON Group, are henceforth referred to as “Wider VEON Group”, while Wider VEON Group including VEON Group is referred to as “VEON”.

The main operating company in Kyivstar is JSC Kyivstar. JSC Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar ‘s business is its registered legal address. JSC Kyivstar has a main office in Kyiv, Ukraine.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

JSC Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.

JSC Kyivstar’s direct shareholders and their respective declared interests, as of December 31, 2024 and 2023, were as follows:

Name	Interest	Number of shares
VEON Holdings B.V. (Netherlands)	99.995%	13,094,562
VEON Ltd. (Bermuda)	0.005%	700
	100.000%	13,095,262

As of December 31, 2024, JSC Kyivstar had three subsidiaries — Helsi, Kyivstar.Tech and Lan Trace.

Interest held by the Company in its principal subsidiaries as of December 31 is disclosed below:

	2024		2023
Name	Interest	Country of operation	Interest	Country of operation
LLC “Kyivstar.Tech”	100.000%	Ukraine	100.000%	Ukraine
LLC “Helsi Ukraine”	69.990%	Ukraine	69.990%	Ukraine
LLC “Lan Trace”	100.000%	Ukraine	—	—

In August 2022, JSC Kyivstar acquired a controlling share of Helsi Ukraine, an entity in the IT e-health sector. Initial cash consideration paid for the 69.99% interest in Helsi Ukraine amounted to US$15.

In September 2024, JSC Kyivstar entered into a share-purchase agreement to acquire 100% of the equity interests of LLC “Lan Trace”, an entity who provides internet and TV services in the city of Boryspil and 17 other towns within the Kyiv region, Ukraine to expand its digital portfolio. The preliminary purchase price, which is subject to adjustment, was US$2.

In the combined financial statements subsidiary undertakings — which are those companies in which the Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations — have been fully consolidated.

The functional currency of Kyivstar is Ukrainian Hryvnia (“UAH”), the currency of the primary economic environment in which Kyivstar operates. The combined financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.

Due to the ongoing war between Russia and Ukraine, material uncertainties have been identified that may raise substantial doubt on the Company’s ability to continue as a going concern which are discussed in detail below.

BASIS OF COMBINATION

The combined financial statements as of and for the year ended December 31, 2024 and 2023 present the VEON Group.

These CFS have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing the combined financial statements and applied by VEON Group. As IFRS does not provide guidance for the preparation of combined financial statements, certain accounting conventions commonly used for the preparation of historical financial information have been applied in preparing the combined financial statements. The application of these carve-out conventions has been

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

described below. In addition to the application of specific carve-out conventions impacting the presentation of these combined financial statements, the areas involving a high degree of judgement or where estimates and assumptions are significant to the CFS are discussed later in this section.

The CFS have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, significant uncertainties affecting the Company’s ability to continue as a going concern are discussed in detail at the end of this section.

These CFS do not necessarily reflect what the combined result of operations would have been had the Company existed as a separate independent legal group from January 1, 2023 and had it therefore presented stand-alone combined financial information during the periods presented. Further, these combined financial statements may not be indicative of the Company’s future performance, financial position, or cash flows.

The combined income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense.

The combined financial statements have been prepared on a historical cost basis, unless otherwise disclosed.

FOREIGN CURRENCY TRANSLATION

For the purpose of these combined financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Net investment. The exchange rates applied to translate Kyivstar’s income, expenses and balance sheet items from UAH to U.S. Dollar are detailed in Note 16.

CARVE-OUT PRINCIPLES

The following paragraphs summarize the accounting and other principles applied in preparing the CFS.

Intercompany and related party transactions

Intercompany transactions and assets and liabilities between VEON Group entities have been eliminated in these combined financial statements.

Investment in VEON Ltd. shares

The CFS include shares of the Parent purchased by the Company as part of the share buyback program initiated by VEON Ltd. VEON Holdings B.V. purchased Parent shares via open market transactions under the share buyback program and holds these shares as of December 31, 2024. The Company expects to make additional purchases under the share buyback program in 2025. Refer to Note 14 for details and outstanding balances as of December 31, 2024.

Net investment

The Net Investment of the Company consists of the Net Investment attributable to owners of the Parent and other comprehensive income. The CFS do not show share capital. Since the Company has no share capital and reserves in its own right, any equity represents the parent’s net investment. Thus, the presentation of the equity of the Company differs from the presentation of equity as prescribed in International Accounting Standards (“IAS”) 1, Presentation of Financial Statements. For such reasons, no earnings per share is presented.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

Notes

Liabilities related to two separate Notes maturing in April 2025 and June 2025 are included in these CFS as VEON Holdings B.V. is the legal issuer. Refer to Note 16 for details and outstanding amounts as of December 31, 2024 and 2023.

Corporate, Shared Service Units and Foreign Holding Company Expenses

Wider VEON Group’s shared services have historically been recharged to VEON Group. The shared service expenses are attributable to services conducted on behalf of Wider VEON Group subsidiaries, primarily by the HQ function. These services comprise global tax, legal, financial, risk, reporting services, etc. The corresponding costs are included in these CFS based on historically recharged amounts. No adjustments were made to these recharges.

The CFS include the allocations of expenses from the Wider VEON Group which are based on management judgement, assumptions and estimates as described below. These expenses have been specifically identified based on their nature, when possible, or allocated based on revenues, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit by the Company during each of the periods presented. For the years ended December 31, 2024 and 2023, the total expenses allocated from the Wider VEON Group amounted to US$22 and US$10, respectively. They relate to the following items:

a.      management services provided by Kyivstar’s Chief Executive Officer (CEO) resulting from a double-employment contract

b.      management services provided by Kyivstar’s Chief Financial Officer (CFO) resulting from a double-employment contract

c.      management services provided by VEON Ltd Group Executive Committee (GEC)

d.      share of costs for Oracle ERP and other licenses from global contract

e.      share of costs for employees of the Wider VEON Group providing different kinds of shared services such as group tax, HR, corporate affairs, financial reporting and controlling, etc.

The items a.-e. were recognized as expenses in Kyivstar’s financial statements. Due to double-employment contracts of Kyivstar’s CEO and CFO, a portion of their remuneration was recognized as an expense in personnel expenses at Kyivstar and a portion were recharged to Kyivstar via an allocation. No adjustments were made in these CFS to these expenses. Accordingly, VEON Group’s management considers that all allocations have been made on a reasonable basis. However, the allocations may not reflect the expenses that would have been, or will be incurred, on a stand-alone basis and could materially differ from the amounts allocated due to economies of scale, a requirement for more or fewer employees, decisions with respect to areas such as information technology, or other factors. Management believes it is not practicable to estimate the actual costs that would have been incurred had the Company been a standalone company during the periods presented. Additionally, these allocations may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from an unrelated third party.

Income Taxes

During the periods presented in these CFS, Kyivstar entities have operated as separate taxpayers. For these entities, the tax charges and tax liabilities included in these CFS are based on actual taxation.

Guarantees and contingent liabilities

Kyivstar has capital commitments for the future purchase of property and equipment and intangible assets and no other guarantees or contingent liabilities. The capital commitments disclosed in the CFS are consistent with those reported to Wider VEON Group by Kyivstar. No incremental commitments, guarantees or contingent liabilities have been identified exist.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

GOING CONCERN

As of April 2, 2025, hostilities continue in Ukraine. Currently, we have 23 million subscribers in Ukraine, where they are supported by 4200 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of April 2, 2025, most of our Ukraine subsidiary’s employees remain in the country. As of April 2, 2025, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.

The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

•        We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.

•        As of April 2, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.

•        Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company-related party to the Company (“UTC”), (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries.

•        If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and the revolving credit facility and negatively impact our liquidity.

Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

•        We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.

•        Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

•        Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.

•        On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and UTC, noting that corporate rights in Kyivstar and UTC belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and UTC. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group’s subsidiary UTC. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group’s other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. After the successful lifting of the court freeze of Kyivstar’s shares, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursing steps to meet the conditions required by the local custodian to lift the stipulated freeze.

•        As disclosed in Note 18, on January 13, 2025, VEON announced the signing of letter of intent to indirectly list Kyivstar operations on Nasdaq in the United States extending the efforts to strengthen the Ukraine investment. Further on March 18, 2025, it was further announced that VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”) announced the signing of a business combination agreement (the “BCA”) that will result in the listing of JSC Kyivstar (“Kyivstar”), the leading digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States.

The accompanying combined financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these combined financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may raise substantial significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Major developments during the year ended December 31, 2024

Cybersecurity Incident in Ukraine

As explained in the 2023 major developments below, the incident had a significant impact for the first six-months of 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46. VEON expects no further impact on its financial results arising from the customer loyalty measures under the retention programs, which ended during the first half of 2024.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

Changes in Directors of VEON Holdings B.V.

On March 7, 2024, Bruce John Leishman and Maciej Bogdan Wojtaszek were appointed statutory directors of the Company, while on the same date Jochem Benjamin Postma and Paul Klaassen stepped down as statutory directors of the Company.

Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services

On June 7, 2024, VEON Ltd. entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to VEON Ltd. and JSC Kyivstar (a wholly owned indirect subsidiary of VEON Ltd.). Michael Pompeo, who was appointed to the Board of Directors of VEON Ltd. on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, VEON Ltd. will pay Impact Investments US$0.05 in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, VEON Ltd. has granted to Impact Investments three VEON Ltd. common share warrants (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of $12, $2, and $2 worth of common shares in the capital of VEON Ltd., respectively. Warrant A will vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common VEON Ltd. shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, VEON Ltd., in its sole discretion, may pay Impact Investments an additional fee up to $3 subject to completion of certain strategic objectives. On June 7, 2024, VEON Ltd. and Impact Investments also entered into a termination letter in connection with a letter agreement between VEON Ltd. and Impact Investments dated November 16, 2023. Under the terms of the termination letter, VEON Ltd. paid Impact Investments $2 in common VEON Ltd. shares or 2,066,954 shares (equal to 82,678 American Depositary Shares “ADS”), which common VEON Ltd. shares were determined on the basis of the 90-day average trading price of the VEON Ltd. common shares as of the date of the termination letter. These common shares were transferred to Impact Investments in August 2024, for strategic support and board advisory services to JSC Kyivstar performed by Impact Investments under the letter agreement between VEON Ltd., JSC Kyivstar and Impact Investments dated November 16, 2023.

Kyivstar Acquires New Spectrum

On November 20, 2024, Kyivstar, has successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band. Kyivstar will invest approximately UAH 1.43 billion (US$34) in the Ukrainian economy through this spectrum acquisition.

Unfreezing of VEON’s Corporate Rights in Ukraine

On November 29, 2024, VEON announced that the Shevchenkivskyi District Court of Kyiv has ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in Kyivstar Tech and Helsi. The decision fully removes the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on Kyivstar and its subsidiaries.

VEON Approves Launch of the Initial US$30 Million Phase of its Share Buyback Program

On December 9, 2024, VEON announced that its Board of Directors has approved the commencement of the first phase of announced share buyback program with respect to VEON Ltd.’s ADS. This first phase of the buyback will be in the amount of up to US$30 to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V. As of December 31, 2024 a total of 5,024,175 shares were repurchased by VEON Holdings B.V.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

Kyivstar announces Starlink Direct-to-Cell Satellite Connectivity agreement

On December 30, 2024 Kyivstar has signed an agreement with Starlink, a division of SpaceX, to introduce groundbreaking direct-to-cell satellite connectivity in Ukraine. Upon its launch, the service will make Ukraine one of the first countries to have the game-changing Starlink direct-to-cell service, enhancing the resilience of the country’s connectivity landscape. Kyivstar anticipates launching Starlink direct-to-cell services with SMS and OTT messaging functionality in the fourth quarter of 2025 for Kyivstar customers and plans to expand to voice and data in later stages.

Major developments during the year ended December 31, 2023

Cybersecurity Incident in Ukraine

On December 12, 2023, VEON announced that Kyivstar’s network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar’s network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available across Ukraine.

Following network stabilization, the Group immediately launched offers to reward its customers for their loyalty, including a month of services with discounts on specific contract types to retain the subscriber base. Furthermore, on December 21, 2023, Kyivstar announced a donation of UAH 100 million (US$3) would be made towards Ukrainian charity initiatives.

Largely due to the limited period during which the critical services were down, there was no material financial impact on our results for the year ended December 31, 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment or compensating external consultants and partners in 2023.

Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).

Freezing of corporate rights in Kyivstar

On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts were seizing all “corporate rights” of Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of the beneficial owners of LetterOne, which is one of VEON Ltd.’s shareholders, in 20 Ukrainian companies that these individuals beneficially own, while criminal proceedings, unrelated to Kyivstar or VEON Group, were in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets” as the assets of Kyivstar had not been seized or frozen and the court’s ruling did not impact the assets of Kyivstar directly. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly targeted Kyivstar, that the Ministry of Justice of Ukraine was separately finalizing a lawsuit in the High Anti-Corruption Court of Ukraine to confiscate any Ukrainian assets of Mikhail Fridman. Subsequent clarification by the SSU noted that “The seizure of corporate rights of Ukrainian companies does not affect the protection of the interests of foreign investors and owners of shares of corporate rights, does not hinder their economic activity and the possibility of receiving dividends.” We have received notification from our local custodian that 47.85% of Kyivstar shares have been blocked, which will prevent any transaction involving our Kyivstar shares, including

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION (cont.)

transfer of such shares, from proceeding. On October 30, 2023 VEON Group announced that VEON Ltd. and VEON Holdings B.V. had filed two appeals with the relevant Kyiv court of appeals, challenging the freezing of the corporate rights in Kyivstar, noting that corporate rights in Kyivstar belong exclusively to VEON Group and that their full or partial seizure directly violates the rights of VEON Group and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar. In December 2023, the court rejected the appeal.

Ukraine prepayment

In 2023, Kyivstar fully prepaid all of its remaining external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).

2       SEGMENT INFORMATION

The Kyivstar operations are considered as one operating segment.

Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets and other non-operating gains/losses (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”).

The following tables presents the key financial information for the period ended December 31:

	Total revenue		Adjusted EBITDA		CAPEX excl licenses and ROU*
	2024	2023	2024	2023	2024	2023
Kyivstar	919	915	515	538	221	155
Total	919	915	515	538	221	155

____________

*        this includes capital expenditures on property, plant and equipment of US$237 (2023: US$207), intangible assets of US$94 (2023: US$50) after deducting additions in licenses of US$35 (2023: US$nil) and right-of-use assets of US$75 (2023: US$102).

The following table provides the reconciliation of Adjusted EBITDA to Profit before tax for the year ended December 31:

	2024	2023
Total Adjusted EBITDA	515	538
Depreciation	(118)	(127)
Amortization	(45)	(49)
Impairment, net	(3)	(1)
(Loss)/gain on disposal of non-current assets	(1)	2
Finance costs	(82)	(82)
Finance income	40	35
Other non-operating gain/(loss), net	2	(8)
Net foreign exchange gain	39	38
Profit before tax	347	346

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

3       OPERATING REVENUE

Kyivstar generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services and accessories. Products and services may be sold separately or in bundled packages.

Revenue from contracts with customers

The table below provides a breakdown of revenue from contracts with customers for the year ended December 31:

	Service revenue				Other revenue		Total revenue
	Mobile		Fixed
	2024	2023	2024	2023	2024	2023	2024	2023
Kyivstar	865	859	50	52	4	4	919	915
Total	865	859	50	52	4	4	919	915

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs as of December 31:

	2024	2023
Customer acquisition costs	30	38
Connection costs	2	3
Start packages and scratch-cards	1	1
Fixed line connections	1	1
Other assets	2	1
Total assets arising from contracts with customers	36	44

Liabilities arising from contracts with customers consisted of the following as of December 31:

	2024	2023
Deferred revenue	30	23
Advances received from customers	7	7
Total liabilities arising from contracts with customers	37	30

ACCOUNTING POLICIES

Revenue from contracts with customers

Service revenue

Service revenue includes revenue from airtime charges from contract/postpaid and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when Kyivstar’s performance obligation is to arrange the provision of the services by another party (Kyivstar acts as an agent), and gross when Kyivstar is primarily responsible for fulfilling the obligation to provide such services to the customer.

Revenue for services with a fixed term, including fixed-term tariff plans and monthly subscriptions, is recognized on a straight-line basis over time. For pay-as-you-use plans, in which the customer is charged based on actual usage, revenue is recognized on a usage basis. Some tariff plans allow customers to rollover unused services to the following period. For such tariff plans, revenue is generally recognized on a usage basis.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

3       OPERATING REVENUE (cont.)

For contracts which include multiple service components (such as voice, text, data), revenue is allocated based on stand-alone selling price of each performance obligation. The stand-alone selling price for these services is usually determined with reference to the price charged per service under a pay-as-you-use plan to similar customers.

Upfront fees, including activation or connection fees, are recognized on a straight-line basis over the contract term. For contracts with an indefinite term (for example, prepaid contracts), revenue from upfront fees is recognized over the average customer life.

Revenue from other operators, including interconnect and roaming charges, is recognized based on the price specified in the contract, net of any estimated retrospective volume discounts. Accumulated experience is used to estimate and provide for the discounts.

All service revenue is recognized over time as services are rendered when the Company acts as a principal. Service revenue is recognized net of discounts, returns and value added taxes.

Contract balances

Receivables and unbilled receivables mostly relate to amounts due from other operators and postpaid customers. Unbilled receivables are transferred to Receivables when the Group issues an invoice to the customer.

Contract liabilities, often referred to as ‘Deferred revenue’, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as ‘Long-term deferred revenue’, ‘Short-term deferred revenue’ and ‘Customer advances’ in Note 6. All current contract liabilities outstanding at the beginning of the year are recognized as revenue during the year.

Customer acquisition costs

Certain incremental costs that are incurred in acquiring a contract with a customer (“customer acquisition costs”) and are considered recoverable are deferred in the combined statement of financial position, within ‘Other assets’ (see Note 6) when the related payment obligation is recorded. Such costs generally relate to commissions paid to third-party dealers and they are recognized as expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the average customer life within ‘Selling, general and administrative expenses’.

The Group applies the practical expedient available for customer acquisition costs for which the average customer life would have been shorter than 12 months. Such costs are expensed immediately. Such costs relate primarily to commissions paid to third parties upon top-up of prepaid credit by customers and sale of top-up cards.

SOURCE OF ESTIMATION UNCERTAINTY

Average customer life

Management estimates the average customer life for revenue (such as upfront fees) from contracts with an indefinite term and for customer acquisition costs. The average customer life is calculated based on historical data, specifically churn rates which are impacted by customer demographic and the nature and terms of the product (such as mobile and fixed line, prepaid and postpaid). Revenue from fixed lines services represents monthly charges to the Group’s subscribers for access to the fixed telephone lines network and for routing the subscribers’ calls through this network. Such revenue is recognized in the period when the respective service is rendered to subscribers.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

4       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consisted of the following items for the year ended December 31:

	2024	2023
Network and IT costs	140	124
Personnel costs	89	86
Customer associated costs	41	39
Consulting, professional and other services	14	5
Taxes, other than income taxes	9	7
Facility and office supplies	6	9
Losses on receivables	2	2
Other	4	12
Total selling, general and administrative expenses	305	284

LEASES

Short-term leases and leases for low value items are immediately expensed as incurred.

ACCOUNTING POLICIES

Customer associated costs

Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain customer acquisition costs are initially capitalized within ‘Other Assets’ in the combined statement of financial position and subsequently amortized within “Customer associated costs”. Refer to Note 3 for further details.

5       TRADE AND OTHER RECEIVABLES

Trade and other receivables consisted of the following items as of December 31:

	2024	2023
Trade receivables (gross)	55	57
Expected credit losses	(15)	(14)
Trade receivables (net)	40	43

Other receivables, net of expected credit losses allowance	—	12
Total trade and other receivables	40	55

Other receivables, net of expected credit losses allowance include receivables of US$11 as of December 31, 2023 from a related party, LLC “Ukraine Tower Company”.

The following table summarizes the movement in the allowance for expected credit losses for the year ended December 31:

	2024	2023
Balance as of January 1	14	13

Accruals for expected credit losses	3	4
Recoveries	—	(3)
Foreign currency translation adjustment	(1)	(1)
Other movements	(1)	1
Balance as of December 31	15	14

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

5       TRADE AND OTHER RECEIVABLES (cont.)

Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

		Days past due
	Current	< 30 days	Between 31 and 120 days	> 120 days	Total
December 31, 2024
Expected loss rate, %	3%	0%	33%	100%
Trade receivables	35	4	3	13	55
Expected credit losses	(1)	—	(1)	(13)	(15)
Trade receivables, net	34	4	2	—	40
		Days past due
	Current	< 30 days	Between 31 and 120 days	> 120 days	Total
December 31, 2023
Expected loss rate, %	3%	17%	0%	100%
Trade receivables	35	6	4	12	57
Expected credit losses	(1)	(1)	—	(12)	(14)
Trade receivables, net	34	5	4	—	43

ACCOUNTING POLICIES

Trade and other receivables

Trade and other receivables are measured at amortized cost and include invoiced/contractual amounts less expected credit losses.

Expected credit losses

Credit risk is discussed in Note 16.

6       OTHER ASSETS AND LIABILITIES

Other assets consisted of the following items as of December 31:

	2024	2023
Other non-current assets
Customer acquisition costs (see Note 3)	30	38
Prepayments for property, plant and equipment and intangibles	40	18
Other non-financial assets	10	11
Total other non-current assets	80	67

Other current assets
Advances to suppliers	18	7
Prepaid taxes	2	2
Current deferred costs for DBSS project, licenses*	3	2
Current portion of deferred cost related to connection fees	3	2
Total other current assets	26	13

____________

*        DBSS refers to Digital Business Support Systems

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

6       OTHER ASSETS AND LIABILITIES (cont.)

Other liabilities consisted of the following items as of December 31:

	2024	2023
Other non-current liabilities
Long-term deferred revenue (see Note 3)	4	4
Other liabilities	3	4
Total other non-current liabilities	7	8

Other current liabilities
Taxes payable (non-income tax)	13	6
Short-term deferred revenue (see Note 3)	26	19
Customer advances (see Note 3)	7	7
Due to employees	10	9
Other liabilities	1	—
Total other current liabilities	57	41

7       PROVISIONS AND CONTINGENT LIABILITIES

PROVISIONS

The following table summarizes the movement in provisions for the year ended December 31:

	Non-income tax provisions	Decommissioning provision	Legal provision	Total
As of January 1, 2024	3	3	2	8
Arising during the year	2	1	(1)	2
As of December 31, 2024	5	4	1	10
Non-current	—	4	—	4
Current	5	—	1	6
	Non-income tax provisions	Decommissioning provision	Legal provision	Total
As of January 1, 2023	2	3	2	7
Arising during the year	1	—	—	1
As of December 31, 2023	3	3	2	8
Non-current	—	3	—	3
Current	3	—	2	5

The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, the ultimate outcome may differ from VEON Group’s current expectations.

See “Source of estimation uncertainty” below in this Note 7 for further details regarding assumptions and sources of uncertainty. For further details regarding risks associated with income tax and non-income tax positions, please refer to “Source of estimation uncertainty” in Note 8.

The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in Ukraine.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

7       PROVISIONS AND CONTINGENT LIABILITIES (cont.)

CONTINGENT LIABILITIES

There were no contingent liabilities as of December 31, 2024 and 2023. Any capital commitments are described in Note 10.

Other contingencies and uncertainties

There were no other contingencies and uncertainties as of December 31, 2024 and 2023.

ACCOUNTING POLICIES

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a current pre-tax rate if the time value of money is significant. Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

SOURCE OF ESTIMATION UNCERTAINTY

The Group may be involved in various legal proceedings, internal and external investigations, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments, and the outcomes of these are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded for a matter that has not been previously recorded because it was not considered probable and/or the impact could not be estimated (no reasonable estimate could be made).

In the ordinary course of business, VEON Group may be party to various legal and tax proceedings, including as it relates to compliance with the rules of the telecom regulators in Ukraine, competition law and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). Non-compliance with such rules and laws may cause VEON Group to be subject to claims, some of which may relate to the developing markets and evolving fiscal and regulatory environments in which the Group operates. In the opinion of management, VEON Group’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of the Group.

8       INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable in respect of previous years.

Income tax payable

Current income tax payable consisted of the following items as of December 31:

	2024	2023
Current tax payable	23	16
Total income tax payable	23	16

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

8       INCOME TAXES (cont.)

Income tax assets

The Company has no current income tax assets as of December 31, 2024 and 2023.

Income tax expense

Income tax expense consisted of the following for the year ended December 31:

	2024	2023
Current income taxes
Current year	(64)	(67)
Total current income taxes	(64)	(67)
Deferred income taxes
Movement of temporary differences and losses	—	2
Total deferred tax benefit	—	2
Income tax expense	(64)	(65)

Effective tax rate

The table below outlines the reconciliation between the statutory tax rate in the Netherlands of 25.8% and the effective income tax rate together with the corresponding amounts for the years ended December 31:

	2024	2023	Explanatory notes
Profit before tax	347	346
Income tax expense at statutory tax rate (25.8%)	(90)	(89)

Difference due to the effects of:
Different tax rates in different jurisdictions	27	27

The company has income tax rates which are different to the Dutch statutory tax rate of 25.8%. The profits in Ukraine are subject to an 18% income tax rate which has a positive impact on the Group’s effective tax rate.

Non-deductible expenses	(1)	(3)

The non-deductible expenses are primarily driven by the intercompany recharges incurred by Kyivstar such as software licenses, employment costs and other less material adjustments arising on the differences between IFRS and local GAAP reporting.

Income tax expense	(64)	(65)

Effective tax rate	18.6%	18.9%

Deferred taxes

The Group reported the following deferred tax liabilities in the statement of financial position as of December 31:

	2024	2023
Deferred tax liabilities	(6)	(5)
Net deferred tax position	(6)	(5)

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

8       INCOME TAXES (cont.)

The following table shows the movements of net deferred tax positions in 2024:

	Movement in deferred taxes
	Opening balance	Net income statement movement	Closing balance
Property and equipment	(5)	(5)	(10)
Intangible assets	(4)	2	(2)
Trade receivables	2	—	2
Provisions	1	—	1
Accounts payable	1	—	1
Other	—	2	2
Net deferred tax positions	(5)	(1)	(6)

The following table shows the movements of net deferred tax positions in 2023:

	Movement in deferred taxes
	Opening balance	Net income statement movement	Closing balance
Property and equipment	—	(5)	(5)
Intangible assets	(6)	2	(4)
Trade receivables	2	—	2
Provisions	1	—	1
Accounts payable	—	1	1
Net deferred tax positions	(3)	(2)	(5)

The deferred tax asset is recognized for unused tax losses and other credits carried forward, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2024	Indefinite	Total
Tax losses expiry
Recognized losses	(1)	(1)
Recognized DTA	—	—
Non-recognized losses	(253)	(253)
Non-recognized DTA	65	65
Other credits carried forward expiry
Recognized credits	—	—
Recognized DTA	—	—
Non-recognized credits	(303)	(303)
Non-recognized DTA	78	78

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

8       INCOME TAXES (cont.)

As of December 31, 2023	Indefinite	Total
Tax losses expiry
Recognized losses	(1)	(1)
Recognized DTA	—	—
Non-recognized losses	(116)	(116)
Non-recognized DTA	30	30
Other credits carried forward expiry
Recognized credits	—	—
Recognized DTA	—	—
Non-recognized credits	(130)	(130)
Non-recognized DTA	34	34

For the years ended December 31, 2024 and 2023, VEON Holdings is included in the Dutch Fiscal Unity for income tax purposes and has a significant amount of accumulated unrecognized tax losses and other tax carry-forwards. These tax attributes can be utilized to offset taxable income subject to certain conditions. The total amount of tax losses and other tax carry-forwards of VEON Holdings can change after finalization of the 2023 and 2022 Dutch tax compliance cycles and filing of the relevant tax returns for the Dutch Fiscal Unity. Additionally, after finalization of the demerger, VEON Holdings may be required to transfer a certain amount of losses to other entities within Dutch Fiscal Unity. The Dutch tax regulations around tax losses are complex and require detailed calculation and preparation of Dutch Fiscal Unity tax returns. As a result, we cannot reliably estimate the exact amount tax losses and other tax carry-forwards that will be forfeited by VEON Holdings in the future.

ACCOUNTING POLICIES

Income taxes

Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax. In cases where the tax relates to items that are charged to other comprehensive income or directly to Net investment, the tax is also charged respectively to other comprehensive income or directly to Net investment.

Uncertain tax positions

The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Group will be subject to a review or audit by the relevant tax authorities. Uncertain tax positions are generally assessed individually, using the most likely outcome method. The Group and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (refer below for details regarding risks and uncertainties).

Deferred taxation

Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Company’s financial statements.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

8       INCOME TAXES (cont.)

SOURCE OF ESTIMATION UNCERTAINTY

Tax risks

The tax legislation in Ukraine is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in Ukraine have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities are often less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Operation (“CFC”) legislation and more strict tax residency rules).

Management believes that the Group has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. The potential financial effect of such tax contingencies are disclosed in Note 7 and above in this Note 8, unless not practicable to do so.

Uncertain tax positions

Uncertain tax positions are recognized when it is probable that a tax position will not be sustained. The expected resolution of uncertain tax positions is based upon management’s judgement of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group, and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve.

Recoverability of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgement is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. Estimates made relate primarily to losses incurred and carried forward by VEON Holdings in the Netherlands. When an entity has a history of recent losses, the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect judgements due to uncertainty concerning the interpretation of the rules and any transitional rules.

Pillar Two legislation has been substantively enacted in the Netherlands but not in Ukraine. The legislation will be effective for the Company’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes.

The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities. Based on the assessment, the Pillar Two effective tax rates in the Netherlands and Ukraine are above 15%.

The Group has applied the temporary mandatory exception to the requirement to recognize deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

9       IMPAIRMENT OF ASSETS

Property and equipment and intangible assets are tested regularly for impairment. The Company assesses, at the end of each reporting period, whether any indicators exist that an asset may be impaired. If there are such indicators, the Company estimates the recoverable amount of the asset. Impairment losses are recognized in the combined income statement in a separate line item.

The Company performed annual impairment testing of goodwill and also tested assets for impairment as of September 30, 2024 and 2023 and subsequently assessed for indicators of impairment or reversal of impairment as of December 31, 2024 and 2023. The impairment assessment also considered the impact of the cyber-attack in December 2023 on Kyivstar, and concluded that no impairment nor reversal of impairment was identified for Kyivstar. For further details of the Ukraine cyber-attack, refer to Note 1.

In 2024 an impairment loss of US$4 (2023: US$4) was formed based on internal indications of impairment for various individual components of network equipment and software, as the Group did not plan to use this equipment in future. The loss was partly set-off by an impairment reversal on equipment not installed in 2024 of US$1 and right-of-use assets of US$3 in 2023 attributable to the restoration of certain telecommunication sites.

Net Impairment losses in 2024

2024	Property and equipment	Total impairment
Kyivstar	3	3
	3	3

Net Impairment losses in 2023

2023	Property and equipment	Total impairment
Kyivstar	1	1
	1	1

KEY ASSUMPTIONS

	2024	2023
Discount rate (local currency)	18%	22%
Revenue growth rates
Average annual revenue growth rate during forecast period	10%	9%
Terminal growth rate	1%	1%
Operating margin
Average operating margin during the forecast period	52%	51%
Terminal period operating margin	50%	50%
Capex
Average CAPEX as a percentage of revenue during the forecast period	22%	19%
Terminal period CAPEX as a percentage of revenue	20%	20%

The forecast period is the explicit forecast period of five years: for 2024 being 2025-2029 with terminal period in 2030.

Discount rate

The discount rate in functional currency is adjusted for the long-term inflation forecast and applicable risk premium of Ukraine.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

9       IMPAIRMENT OF ASSETS (cont.)

Revenue growth rates

The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. A long-term growth rate in perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast.

Operating margin

The Company estimates operating margin on a pre-IFRS 16 basis (including lease expenses/payments), divided by Total Operating Revenue for each future year. The forecasted operating margin is based on the budget and forecast calculations and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others. Segment information in Note 2 is on a post-IFRS 16 basis.

CAPEX

CAPEX is defined as purchases of property and equipment and intangible assets excluding licenses, goodwill and right-of-use assets. The cash flow forecasts for capital expenditures are based on the budget and forecast calculations and include the network roll-out plan and license requirements.

The cash flow forecasts for license and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost related to spectrum and license payments is assumed. Payments for right-of-use assets are considered in the operating margin as described above.

SOURCE OF ESTIMATION UNCERTAINTY

There are significant variations with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in operating margins. The future development of operating margins is important in the Group’s impairment assessments.

10     PROPERTY AND EQUIPMENT

The following table summarizes the movement in the net book value of property and equipment for the year ended December 31:

During 2024, the Group acquired property and equipment in the amount of US$17 (2023: US$18), which were not paid for as of year-end. Related payables are included in Trade & other payables.

Net book value	Telecomm- unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total
As of January 1, 2024	288	28	20	26	235	597
Additions	1	—	—	161	75	237
Disposals	(1)	—	—	—	(3)	(4)
Depreciation charge for the year	(65)	(3)	(5)	—	(45)	(118)
Divestment and reclassification as held for sale	(1)	—	—	—	—	(1)
Impairment	(3)	—	—	(1)	—	(4)
Impairment reversal	—	—	—	1	—	1
Transfers	119	3	7	(153)	—	(24)
Translation adjustment	(27)	(3)	(3)	(3)	(24)	(60)
As of December 31, 2024	311	25	19	31	238	624

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

10     PROPERTY AND EQUIPMENT (cont.)

Net book value	Telecomm- unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total
As of January 1, 2023	252	30	19	64	205	570
Additions	—	—	—	105	102	207
Disposals	(1)	—	—	—	(13)	(14)
Depreciation charge for the year	(66)	(3)	(5)	(1)	(52)	(127)
Divestment and reclassification as held for sale	—	—	(1)	—	—	(1)
Impairment	(3)	—	—	(1)	—	(4)
Impairment reversal	2	—	—	—	1	3
Transfers	115	2	8	(140)	—	(15)
Translation adjustment	(11)	(1)	(1)	(1)	(8)	(22)
As of December 31, 2023	288	28	20	26	235	597

Right-of-use assets and lease liabilities

The Group leased telecommunications equipment, various buildings used to place the underlying constructions and office and other equipment. Rental contracts are typically made for fixed periods of 6 months to 7 years, although may have extensions.

The following table summarizes the movement in the net book value of right-of-use assets (“ROU”) for the year ended December 31:

Net book value	ROU – Telecommunications Equipment	ROU – Land, Buildings and Constructions	ROU – Office and Other Equipment	Total
As of January 1, 2024	225	7	3	235
Additions	71	1	3	75
Disposals	(2)	—	—	(2)
Depreciation charge for the year	(41)	(2)	(2)	(45)
Translation adjustment	(24)	(1)	—	(25)
As of December 31, 2024	229	5	4	238
Net book value	ROU – Telecommunications Equipment	ROU – Land, Buildings and Constructions	ROU – Office and Other Equipment	Total
As of January 1, 2023	199	5	1	205
Additions	94	4	4	102
Disposals	(13)	—	—	(13)
Depreciation charge for the year	(49)	(2)	(1)	(52)
Impairment reversal	1	—	—	1
Translation adjustment	(7)	—	(1)	(8)
As of December 31, 2023	225	7	3	235

The amount of additions during 2024 included US$36 of lease term reassessment (2023: US$19).

Right-of-use assets as of December 31, 2024 and 2023 are included within “Property and equipment”. Included in additions for the year ended December 31, 2024 is US$45 (2023: US$49) of passive infrastructure which the Company sold to an entity under common control and leased back.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

10     PROPERTY AND EQUIPMENT (cont.)

The Group recognized lease liabilities as follows as of December 31:

	2024	2023
Short-term lease liabilities (Note 14)	78	74
Long-term lease liabilities (Note 14)	216	207
Total lease liabilities	294	281

Interest expense in 2024 of US$53 (2023: US$50) is included within finance costs.

Total cash outflows for leases during 2024 amounted to US$82 (2023: US$74).

COMMITMENTS

Capital commitments for the future purchase of equipment are as follows as of December 31:

	2024	2023
Less than 1 year	40	10
Total commitments	40	10

Capital commitments arising from telecommunications licenses

Group’s ability to generate revenue is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses for GSM-900/1800, “3G” (UMTS/WCDMA) mobile radiotelephone communications services and “4G” (LTE).

Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures and number of base stations to be fulfilled within a certain timeframe. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations or cash flows.

After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

ACCOUNTING POLICIES

Property and equipment is stated at cost, net of any accumulated depreciation and accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life of Group assets generally fall within the following ranges:

Class of property and equipment	Useful life
Telecommunication equipment	5 – 20 years
Buildings and constructions	5 – 30 years
Office and other equipment	2 – 8 years
Right-of-use assets	Equivalent lease term

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Where applicable, the Company has applied sale and leaseback accounting principles, whereas the right-of-use asset arising from the leaseback is measured at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

10     PROPERTY AND EQUIPMENT (cont.)

SOURCE OF ESTIMATION UNCERTAINTY

Depreciation and amortization of non-current assets

Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of developments may change over time. Some of the assets and technologies in which the Group invested several years ago are still in use and provide the basis for new technologies.

The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. Estimated useful life for right-of-use assets is directly impacted by the equivalent lease term, refer to Note 14 for more information regarding source of estimation uncertainty for lease terms.

11     INTANGIBLE ASSETS

The following tables summarize the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommunication licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total
As of January 1, 2024	116	114	4	23	—	15	272
Additions	35	9	—	—	50	—	94
Disposals	—	(1)	—	—	—	—	(1)
Amortization charge for the year	(14)	(26)	(2)	(3)	—	—	(45)
Transfer and reclassification	—	51	—	2	(50)	—	3
Translation adjustment	(11)	(12)	(1)	(1)	—	(1)	(26)
As of December 31, 2024	126	135	1	21	—	14	297
Net book value	Telecommunication licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total
As of January 1, 2023	136	98	7	28	3	15	287
Additions	—	49	—	—	1	—	50
Amortization charge for the year	(15)	(27)	(3)	(4)	—	—	(49)
Transfer	—	—	—	—	(4)	—	(4)
Translation adjustment	(5)	(6)	—	(1)	—	—	(12)
As of December 31, 2023	116	114	4	23	—	15	272

During 2024 and 2023, there were no material changes in estimates related to intangible assets.

GOODWILL

There were no new acquisitions resulting in goodwill during 2024.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

11     INTANGIBLE ASSETS (cont.)

Helsi acquisition

In August 2022 JSC Kyivstar signed a share-purchase agreement for the acquisition of a 69.99% interest in Helsi, a provider in the IT e-health sector in Ukraine. The transfer deed for shares took place on August 9, 2022, with the consideration paid to former shareholders at the same date. The total cash consideration paid was US$15. The deal included acquisition of shares in Helsi Ukraine, that do not have an interest in other entities, and/or other investments.

As part of the share-purchase agreement, JSC Kyivstar entered into a symmetrical put and call option agreement for the remaining 30.01% interest in Helsi. The put and call options may be exercised from January 1, 2026 through December 31, 2027. As a result, on the acquisition date, the Company determined that it had a present ownership interest in the remaining 30.01% interest in Helsi and has accounted for the put liability as part of the consideration transferred and no non-controlling interest was recognized. Accordingly, the put option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in profit or loss. Refer Note 14 for further details.

COMMITMENTS

Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2024	2023
Less than 1 year	7	5
Total commitments	7	5

ACCOUNTING POLICIES

Intangible assets acquired separately are carried at cost less accumulated amortization and impairment losses.

Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually and fall within the following ranges:

Class of intangible asset	Useful life
Telecommunications licenses, frequencies and permissions	3 – 20 years
Software	3 – 10 years
Brands and trademarks	3 – 15 years
Customer relationships	15 – 40 years
Other intangible assets	4 – 10 years

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired, see Note 9 for further details.

SOURCE OF ESTIMATION UNCERTAINTY

Refer also to Note 10 for further details regarding source of estimation uncertainty.

Depreciation and amortization of non-current assets

Estimates in the evaluation of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license or concession period and the expected developments in technology and markets.

The actual economic lives of intangible assets may be different than estimated useful lives, thereby resulting in a different carrying value of intangible assets with finite lives. We continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

12     INVESTMENTS IN SUBSIDIARIES

The Company held direct investments in JSC Kyivstar as of December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

	Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2024	2023
JSC Kyivstar*	Ukraine	Operating	99.995%	99.995%

____________

*        Based on the development with respect to the freezing of VEON’s corporate rights in Kyivstar as discussed in Note 1, the Company has full control over its subsidiaries in the Ukraine

For details on indirect investments of the Company in further subsidiaries, refer to Note 1.

MATERIAL PARTLY-OWNED SUBSIDIARIES

Apart from Helsi, the Company has no material partly-owned subsidiaries.

SIGNIFICANT ACCOUNTING JUDGEMENTS

Control over subsidiaries

JSC Kyivstar, over which the Company is deemed to have control, and its subsidiaries as discussed in Note 1 are combined for the purpose of these combined financial statements.

13     OTHER NON-OPERATING GAIN/(LOSS), NET

Other non-operating gain/ (loss), net consisted of the following for the year ended December 31:

	2024	2023
Change in fair value of put option liability	3	(3)
Income from sale of scrap metal	—	2
Loss on purchase and sale of foreign currency for purchase of government bonds	—	(7)
Other gain/(loss)	(1)	—
Other non-operating gain/(loss), net	2	(8)

14     INVESTMENTS, DEBT AND DERIVATIVES

INVESTMENTS AND DERIVATIVES

The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2024	2023
At fair value
Other financial assets – VEON Ltd. shares	8	—
	8	—
At amortized cost
Loan receivable from VEON Amsterdam B.V.	363	343
Security deposits and cash collateral	64	56
Other investments	30	151
	457	550
Total investments and derivatives	465	550
Non-current	—	343
Current	465	207

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

14     INVESTMENTS, DEBT AND DERIVATIVES (cont.)

At fair value

Other financial assets at fair value of US$8 comprises of 5,024,175 ordinary shares of VEON Ltd. (the ultimate Parent of the group) measured at fair value through other comprehensive income, having impact on the other comprehensive income of US$0.4 for the year 2024.

VEON Holdings B.V. purchased 5,024,175 ordinary shares at US$8 as part of VEON’s Share Buyback Program (first phase for the amount up to US$30) during December 2024. Refer Note 18 for further developments.

Subsequently, during March 2025, these VEON Ltd. ordinary shares held by VEON Holdings were transferred to VEON Amsterdam B.V.

At amortized cost

Loan receivable from VEON Amsterdam reflects a related party loan receivable needed to cover the estimated shortfall in cash to repay the 2025 Notes at or before their maturity dates. Refer to Note 15 and Note 16 for further details on the repayment of 2025 Notes.

Cash collateral consisted of funds held in the account of a clearing company outside Ukraine acting as an intermediary between Kyivstar and roaming partners, amounting to US$64 (2023: US$54). Cash collateral included funds held in bank accounts as collateral for a letter of credit amounting to US$nil (2023: US$2).

Other investments at amortized cost include sovereign Ukrainian bonds held by Kyivstar, US$32 (2023: US$151) denominated in US$. The average yield to maturity of Ukrainian domestic government bonds was 2.01% in 2024 (2023: 2.98%). Investment made into Sovereign Ukrainian bonds as of December 31, 2023 were fully repaid during 2024. Kyivstar continued these investments throughout the year 2024 in the amount of US$403, out of which US$268 were fully and timely repaid.

DEBT AND DERIVATIVES

The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2024	2023
At discounted redemption amount
Put option liability	9	11
Total at discounted redemption amount	9	11

At amortized cost
Bonds	585	597
Interest accrued on Bonds	6	5
Loans received from subsidiaries of the Parent	—	4
Lease liabilities	294	281
Total at amortized cost	885	887
Total debt and derivatives	894	898
Non-current	225	815
Current	669	83

At discounted redemption amount

This represents Helsi put-option liability amounting to US$9 (2023: US$11) measured at the discounted redemption amount. Refer to Note 1 and Note 11 for further details in relation to the Helsi acquisition.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

14     INVESTMENTS, DEBT AND DERIVATIVES (cont.)

At amortized costs

As of December 31, 2024, bonds represent the principal amounts outstanding for two interest-bearing 2025 Notes. One bond is denominated in U.S. Dollars and matures on April 9, 2025, with a principal outstanding amount of US$496 (2023: US$496) and an interest rate of 4.0%. The other bond is denominated in Russian Ruble (“RUB”), with an outstanding amount of US$89 (RUB9,040) (2023: US$101 (RUB9,040)), maturing on June 18, 2025. The bond denominated in RUB carries an interest rate of 6.3%. Refer to Note 14, Note 15 and Note 16 for details on bond repayments.

In June 2022, the Group received a short-term loan from the related party LLC “VimpelCom Global Services Ukraine” in the amount of US$4. This was still fully outstanding as of December 31, 2023 and settled in 2024.

The lease liabilities are primarily (approximately 70%) related to the sale of the passive infrastructure of sites an entity under common control and lease back places on those sites.

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES

Reconciliation of cash flows from financing activities

	Bonds and interest accrued on bonds	Loan from parent	Lease liabilities	Put option liability	Total
Balance as of January 1, 2024	602	4	281	11	898

Cash flows
Repayment of debt	—	—	(29)	—	(29)
Interest paid	(25)	—	(53)	—	(78)

Non-cash movements
Interest and fee accruals	26	—	54	—	80
Lease additions, disposals, impairment and modifications	—	—	76	—	76
Foreign currency translation	(12)	—	(30)	—	(42)
Other non-cash movements	—	(4)	(5)	(2)	(11)
Balance as of December 31, 2024	591	—	294	9	894
	Bonds and interest accrued on bonds	Loan from parent	Lease liabilities	Put option liability	Total
Balance as of January 1, 2023	630	61	227	13	931

Cash flows
Proceeds from borrowings, net of fees paid	—	2	—	—	2
Repayment of debt	—	(60)	(28)	—	(88)
Interest paid	(26)	(2)	(47)	—	(75)

Non-cash movements
Interest and fee accruals	28	2	48	—	78
Lease additions, disposals, impairment and modifications	—	—	106	—	106
Foreign currency translation	(30)	—	(8)	—	(38)
Other non-cash movements	—	1	(17)	(2)	(18)
Balance as of December 31, 2023	602	4	281	11	898

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

14     INVESTMENTS, DEBT AND DERIVATIVES (cont.)

FINANCING ACTIVITIES 2024

There were no significant financing activities for 2024.

FINANCING ACTIVITIES 2023

In 2023, Kyivstar fully prepaid all of its remaining external debt which included a US$38 (UAH 1,400 million) loan with Raiffeisen Bank and US$21 (UAH 760 million) loan with OTP Bank. In addition, the Company paid interest for 2025 Notes amounting to US$26.

FAIR VALUES

As of December 31, 2024, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this Note, with the exception:

•        Bonds for which fair value is equal to US$558 (2023: US$533);

•        Lease liabilities for which fair value has not been determined; and

•        Put option liabilities for which the values are determined based on present redemption value

Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.

On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the year ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

ACCOUNTING POLICIES AND SOURCES OF ESTIMATION UNCERTAINTY

Fair value of financial instruments

All financial assets and liabilities are measured at amortized cost, except those which are measured at fair value as presented within this Note 14.

Where the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flows models. The inputs to these models are taken from observable markets, but when this is not possible, a degree of judgement is required in establishing fair values. The judgements include considerations regarding inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Measurement of lease liabilities

Lease liabilities are measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate as the rate implicit in the lease is generally not available. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.

A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between the Group and the lessor, or lease contracts which are cancellable by the Group immediately or on short notice. The Company includes these cancellable future lease periods within the assessed lease term, which increases the future lease payments used in determining the lease liability upon initial recognition, except when it is not reasonably certain at the commencement of the lease that these will be exercised.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

14     INVESTMENTS, DEBT AND DERIVATIVES (cont.)

The Company continuously assesses whether a revision of lease terms is required due to a change in management judgement regarding, for example, the exercise of extension and/or termination options. When determining whether an extension option is not reasonably certain to be exercised, the Group considers all relevant facts and circumstances that creates an economic incentive to exercise the extension option, or not to exercise a termination option, such as strategic plans, future technology changes, and various economic costs and penalties.

Put-option liability

Put options are accounted for as financial liabilities in these combined financial statements. The put-option redemption liability is measured at the discounted redemption amount. Interest over the put-option redemption liability will accrue in line with the effective interest rate method, until the options have been exercised or are expired.

15     CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are comprised of cash at bank and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than three months.

Cash and cash equivalents consisted of the following items as of December 31:

	2024	2023
Cash and cash equivalents at banks and on hand	479	320
Cash equivalents with original maturity of less than three months	195	105
Cash and cash equivalents, as presented in the combined statement of cash flows	674	425

Cash at banks held by Kyivstar amounting to US$234 (2023: US$38) earns interest based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents at banks and on hand include cash of US$10 (2023: US$10) retained by the Company in accordance with the demerger proposal and an estimated amount of US$235 (2023: US$272) to cover the repayment of the 2025 Notes.

Cash equivalents with original maturity of less than three months comprise cash equivalents of US$195 (2023: US$105) at Kyivstar.

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit the Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

As of December 31, 2024, US$429 (2023: US$143) of cash held by Kyivstar in Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

The overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are part of the Group’s cash management, they were included as cash and cash equivalents within the statement of cash flows. Refer to Note 16 for further discussion on the Group’s liquidity position.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

16     FINANCIAL RISK MANAGEMENT

The Group’s principal financial instruments comprise cash and cash equivalents, current financial investments, and other current financial assets. The Group has various other financial instruments, such as trade payables and trade receivables, prepaid credit balances that are refundable to the customers or can be used as currency to purchase items from other suppliers, which arise directly from its operations.

It is the Group’s policy not to trade with financial instruments. The Group is exposed to market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability and inefficiency of the Ukrainian financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group’s senior management oversees the management of these risks and financial risk-taking activities are governed by appropriate policies and procedures so that financial risks are identified, measured and managed in accordance with the Group policies.

The policies for managing each of these risks are summarized below.

INTEREST RATE RISK

The Group has limited exposure to interest rate risk as debt costs are fixed rate. The Group has no exposure to other price risk.

FOREIGN CURRENCY RISK

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when the Group’s trade receivables and trade payables are denominated in foreign currencies) and financing activities (when interest-bearing borrowings are denominated in foreign currencies).

The exchange rates for foreign currencies, in which the Group’s financial assets and liabilities were denominated, against Ukrainian Hryvnia, as declared by the National Bank of Ukraine as of the dates and periods stated, are as follows:

	USD	EUR
January 01, 2023	36.569	38.951
Average for 2023	36.594	39.363
December 31, 2023	37.982	42.208
Average for 2024	40.159	43.459
December 31, 2024	42.039	43.926

Foreign currency sensitivity

The following table demonstrates the sensitivity to a possible change in exchange rates against the U.S. dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives). The Company’s exposure to foreign currency changes for all other currencies is not material.

2024	Increase/ (decrease) in %	Increase/ (decrease) of profit before tax	Increase/ (decrease) of net investment
Change in USD exchange rate	+10.00%	34	28
Change in the EUR exchange rate	+10.00%	11	9

Change in USD exchange rate	-1.00%	(3)	(3)
Change in the EUR exchange rate	-1.00%	(1)	(1)

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

16     FINANCIAL RISK MANAGEMENT (cont.)

2023	Increase/ (decrease) in %	Increase/ (decrease) of profit before tax	Increase/ (decrease) of net investment
Change in USD exchange rate	+10.00%	14	11
Change in the EUR exchange rate	+10.00%	5	4

Change in USD exchange rate	-1.00%	(1)	(1)
Change in the EUR exchange rate	-1.00%	—	—

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments, which potentially expose the Group to significant concentrations of credit risk, consist principally of cash in bank, short-term deposits, and trade and other receivables.

The Group’s maximum credit risk exposure at December 31 comprises:

	2024	2023
Cash and cash equivalents	674	425
Security deposits and cash collateral	64	56
Current financial investments	30	151
Financial assets at fair value	8	—
Trade and other receivables	40	55
Long-term accounts receivable	—	1
Loan receivable from VEON Amsterdam	363	343
Total	1,179	1,031

Kyivstar’s cash and deposits are primarily held in banks located in Ukraine. As of December 31, 2024, 55% of cash and cash equivalents were held in three banks (2023: 56% in three banks).

The cash and cash equivalent retained by the Company in accordance with the demerger proposal relates to bank accounts of VEON Holdings.

Analysis by credit quality of cash and cash equivalents including security deposits and cash collateral at Kyivstar based on credit ratings as published by the credit rating agency Fitch Ratings Inc. (“Fitch”) at December 31 is as follows:

	2024	2023
– CCC-/C rated	—	35
– Unrated – Other Ukrainian banks	493	164
– BBB- VEON Holdings	245	282
Total	738	481

For cash and cash equivalents and security deposits and cash collateral, the Group assessed ECL based on the Fitch’s rating for rated banks and based on the sovereign rating of Ukraine defined by Fitch as “CC/CCC-”. The non-rated banks listed above are mainly members of international banking groups with A to AA ratings. Based on this assessment the Group concluded that the identified impairment loss was immaterial.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

16     FINANCIAL RISK MANAGEMENT (cont.)

Trade receivable are presented net of allowances. The Group does not require collateral for trade receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed for all customers requiring credit over a certain amount. Credit risk arising from financial transactions is reduced through diversification, through accepting counterparties with high credit ratings only and through defining limits on aggregated credit exposure towards each counterparty. The Group’s credit risk exposure is monitored and analyzed on a case-by-case basis, and the Group’s management believes that credit risk is appropriately reflected in impairment allowances recognized against assets.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2024 and 2023 is the carrying amount as illustrated in Note 5, Note 14, Note 15 and within this Note 16.

LIQUIDITY RISK

The Group analyses the aging of its assets and the maturity of its liabilities and plans its liquidity depending on the expected repayment of various instruments. The Group’s short-term and long-term liquidity needs are funded largely through cash flow from operating activities.

Total financial liabilities include 2025 Notes, which will be legally settled by VEON Holdings (the “Issuer”) at or before their maturity dates in April 2025 and June 2025 prior to the Transaction being completed. As of December 31, 2024, these financial liabilities reflect a principal amount of US$585 (2023: US$597) and accrued interests of US$6 (2023: US$5). According to the Demerger Proposal, the Company will retain a combination of cash and intercompany loan receivable due from VEON Amsterdam, which, in aggregate, will fully amount to the repayment of the 2025 Notes at or before their maturity dates. As of December 31, 2024, the estimated cash and intercompany receivable amount to US$235 (2023: US$260) and US$363 (2023: US$343), respectively. In the case of any changes to the 2025 Notes liability, primarily resulting from fluctuations in foreign currency exchange rates, VEON Amsterdam will provide additional funding via an intercompany loan, if required. Hence, no liquidity exposure is expected to arise from the financial liabilities relating to 2025 Notes.

The table below shows financial liabilities as of December 31, 2024 and 2023 by their remaining contractual maturity. The amounts disclosed in the maturity table are the contractual undiscounted cash flows, including gross lease obligations (before deducting future finance charges). Such undiscounted cash flows differ from the amount included in the statement of financial position because the statement of financial position amount is based on discounted cash flows.

Maturity profile

As of December 31, 2024	Demand and less than 3 months	3 months to 12 months	12 months to 5 years	More than 5 years	Total
Bond liabilities principal amount	—	585	—	—	585
Bond liabilities accrued interest	—	6	—	—	6
Lease liabilities**	20	62	305	74	461
Trade and other payables*	110	—	—	—	110
Customer associated financial liabilities*	29	—	—	—	29
Loans	—	8	—	—	8
Total financial liabilities	159	661	305	74	1,199

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

16     FINANCIAL RISK MANAGEMENT (cont.)

As of December 31, 2023	Demand and less than 3 months	3 months to 12 months	12 months to 5 years	More than 5 years	Total
Bond liabilities principal amount	—	—	597	—	597
Bond liabilities accrued interest	—	5	—	—	5
Lease liabilities**	20	60	301	82	463
Trade and other payables*	95	—	—	—	95
Customer associated financial liabilities*	25	—	—	—	25
Loans	—	3	—	—	3
Total financial liabilities	140	68	898	82	1,188

____________

*        Customer associated financial liabilities are part of Trade and other payables

**      Lease liabilities in the maturity profile presents undiscounted future value of payments, however, Statement of financial position shows present/discounted value of lease liabilities.

17          RELATED PARTIES

The immediate parent and ultimate controlling shareholder of the Company are, respectively, VEON Amsterdam and VEON Ltd.

Related parties as defined by IAS 24 are natural persons or companies that can be influenced by VEON Holdings, that can exert an influence on VEON Holdings or that are under the influence of another related party of VEON Holdings. Transactions with related parties were conducted at arm’s length.

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the years ended December 31:

	2024		2023
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Cost of materials, traffic charges and other direct costs	—	(7)	—	(6)
Finance costs	(1)	(35)	—	(34)
Depreciation charge of right-of-use asset	—	(27)	—	(27)
Other operating income	—	1	—	1
Other operating expenses	(21)	(1)	(8)	(2)
Other income	—	22	—	21
Total	(22)	(47)	(8)	(47)

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

17     RELATED PARTIES (cont.)

The following table provides the total balance of accounts with related parties and their affiliates at December 31:

	2024		2023
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Trade and other receivables
LLC “Ukraine Tower Company”	—	—	—	11
Right-of-use assets – LLC “Ukraine Tower Company”	—	169	—	167
Financial assets
VEON Amsterdam B.V.	363	—	343	—
VEON Ltd.	8	—	—	—
	371	169	343	178

Trade and other payables
LLC “Ukraine Tower Company”	—	(6)	—	(5)
VEON Wholesale Services B.V.	—	—	—	(4)
VEON Ltd.	(8)	—	(14)	—
Others	—	—	—	(1)
Lease liabilities – LLC “Ukraine Tower Company”	—	(195)	—	(184)
Financial liabilities payable to LLC “VimpelCom Global Services Ukraine”	—	—	—	(4)
Other current liabilities
LLC “Ukraine Tower Company”	—	—	—	(1)
	(8)	(201)	(14)	(199)

Transactions with related parties were on contractual terms.

Terms and conditions of transactions with related parties

Outstanding balances with related parties at the year-end are unsecured and settlement occurs in cash. Outstanding balances with related parties are interest free. There have been no financial guarantees issued in favor of the Group or received to/from any related party. For the year ended December 31, 2024 and 2023, the Group has not recorded any significant impairment of receivables due from the related parties.

Revenues and trade receivables

In 2024 the Group provided to foreign telecom operators, being the Wider VEON Group’s entities under common control, interconnection, roaming and access to network services in the total amount of US$0.03 (2023: US$0.4). The related trade receivables as of December 31, 2024 and 2023 due from entities under common control are non-interest bearing, unsecured and are settled in the normal course of business.

Reimbursable short-term loans provided

In June 2022, the Group received short-term loans from the entity under common control LLC “VimpelCom Global Services Ukraine” in the amount of US$4. As of December 31, 2023 the amount of short-term loans was US$4. The full amount was settled in 2024.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

17     RELATED PARTIES (cont.)

Cost of materials, traffic charges and other direct costs and trade payables

Cost of materials, traffic charges and other direct costs included access to network, roaming and interconnection services, provided by entities under common control and other related parties. Trade payables to entities under common control and other related parties comprise amounts due for access to network, roaming and interconnection services. Trade payables to related parties are non-interest bearing and are settled in the normal course of business.

Other operating expenses included consultancy fees and external personnel provided by the ultimate parent and entities under common control.

Right-of-use assets as of December 31, 2024 and 2023 relate to the sale of the passive infrastructure of sites to entities under common control in 2021 and the lease-back of those sites.

COMPENSATION TO DIRECTORS AND SENIOR MANAGERS

As VEON Holdings B.V. and Kyivstar are part of the Wider VEON Group, their operations are managed by Wider VEON Group Executive Committee (GEC) which includes the Group Chief Executive Officer, Group Chief Financial Officer and Group General Council of Wider VEON Group. Consequently, the Company considers the Wider VEON Group’s GEC, Kyivstar’s Chief Executive Officer and Kyivstar’s Chief Financial Officer to be the key management personnel, as defined by IAS 24, Related Party Disclosures and finds it appropriate to disclose the compensation of the key management.

The total key management remuneration for the year ended December 31, 2024 relating to GEC and Kyivstar’s key executives amounted to US$3 and US$5 (2023: US$3 and US$4), respectively.

The management fee and the allocation may not be indicative of the expenses related to management remuneration that will incur in the following financial years.

Under VEON Ltd.’s bye-laws, the Board of Directors of VEON Ltd. established a Remuneration and Governance Committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the VEON’s directors, officers and employees and for supervising the administration of the VEON’s equity incentive plans and other compensation and incentive programs.

Base salary includes any holiday allowances and acting allowances in cash pursuant to the terms of an individual’s employment agreement. Annual incentive expense includes amounts accrued under the cash portion of the short-term incentive in respect of performance during the current year, as well as any special recognition, performance and/or transaction bonuses. Other short-term employee benefits include certain allowances (for example, pension allowance, car allowance, etc.), special awards, and support (for example, relocation support).

ACCOUNTING POLICIES

Short-term benefits are expensed in the period when services are received.

18     EVENTS AFTER THE REPORTING PERIOD

VEON announces intention to list Kyivstar on Nasdaq in New York, signing of Letter of Intent and Business Combination Agreement with Cohen Circle

On January 13, 2025 VEON Ltd., and Cohen Circle Acquisition Corp. I, a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

18     EVENTS AFTER THE REPORTING PERIOD (cont.)

On March 18, 2025, VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”) announced the signing of a business combination agreement (the “BCA”) that will result in the listing of JSC Kyivstar (“Kyivstar”), the leading digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States. Following the completion of the business combination (the “Business Combination”), Kyivstar Group Ltd. (“Kyivstar Group”), the parent company of Kyivstar, will be listed on Nasdaq under the ticker symbol KYIV.

VEON will own a minimum of 80% of the issued and outstanding equity of Kyivstar Group immediately following the closing of the Business Combination, which is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions.

Changes in Directors of VEON Holdings B.V.

On March 1, 2025, Asghar Jameel was appointed statutory director of the Company, while on the same date Bruce John Leishman stepped down as statutory director of the Company.

Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business

On March 19, 2025 JSC Kyivstar (“Kyivstar”) signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Upon closing of the deal, Kyivstar will acquire 97% of Uklon shares for a total consideration of USD 155.2 million. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025

VEON to Proceed with Share Buyback Program

On March 20, 2025, the second phase of VEON Ltd.’s share buyback program was launched after completion of the US$30 first phase, as carried out by VEON Holdings B.V., on January 27, 2025. The second phase of the buyback will be in the amount of up to US$35. Previously, VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024.

19     SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these combined financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgements, as well as estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in these combined financial statements. The final amounts for items for which estimates and assumptions were made in the combined financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgment/source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 8
Provisions and contingent liabilities	Note 7
Impairment of non-current assets	Note 9
Control over subsidiaries	Note 12
Depreciation and amortization of non-current assets	Note 10 and Note 11
Fair value of financial instruments	Note 14
Sale and lease back transactions	Note 10
Measurement of lease liabilities	Note 14

VEON Holdings B.V.
GENERAL INFORMATION ABOUT THE GROUP

19     SIGNIFICANT ACCOUNTING POLICIES (cont.)

NEW STANDARDS AND INTERPRETATIONS

Adopted in 2024

No new or amended standards or interpretations have been adopted in 2024. The Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Adopted in 2023

A number of amended standards became effective as of January 1, 2023, which did not have a material impact on these combined financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on these combined financial statements in current or future reporting periods or on foreseeable future transactions.

Amsterdam,
April 2, 2025

VEON Holdings B.V.

VEON Holdings B.V.
INTERIM CONDENSED COMBINED INCOME STATEMENT

for the three-month period ended March 31

(In millions of U.S. dollars)	Note	2025	2024
Service revenues		254	185
Other revenue		1	1
Total operating revenues	2	255	186

Service costs		(24)	(24)
Selling, general and administrative expenses		(91)	(69)
Depreciation		(31)	(31)
Amortization		(13)	(12)
Impairment		(2)	(1)
Operating profit		94	49

Finance costs		(21)	(21)
Finance income		7	8
Other non-operating (loss)/gain, net		(1)	1
Foreign exchange (loss)/gain, net		(21)	8
Profit before tax		58	45

Income tax expense	3	(14)	(9)
Profit for the period		44	36

The accompanying notes are an integral part of these interim condensed combined financial statements.

VEON Holdings B.V.
INTERIM CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

for the three-month period ended March 31:

(In millions of U.S. dollars)	Note	2025	2024
Profit for the period		44	36

Items that may be reclassified to profit or loss
Foreign currency translation		15	(26)
Fair value re-measurement of financial instruments	7	2	—
Other comprehensive income/(loss), net of tax		17	(26)
Total comprehensive income, net of tax		61	10

The accompanying notes are an integral part of these interim condensed combined financial statements.

VEON Holdings B.V.
INTERIM CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

as of:

(In millions of U.S. dollars)	Note	March 31, 2025	December 31, 2024
Assets
Non-current assets
Property and equipment	5	703	624
Intangible assets	6	297	297
Other assets		61	80
Total non-current assets		1,061	1,001

Current assets
Inventories		3	3
Trade and other receivables		38	40
Loan receivable from VEON Amsterdam B.V.	7	369	363
Other financial assets – VEON Ltd. shares	7	—	8
Receivable from VEON Amsterdam B.V.	7	32	—
Investments and derivatives	7	105	94
Other assets		32	26
Cash and cash equivalents	8	712	674
Total current assets		1,291	1,208
Total assets		2,352	2,209

Net investment and liabilities
Net investment
Net investment attributable to equity owners of the parent		1,141	1,080
Total net investment		1,141	1,080

Non-current liabilities
Debt and derivatives	7	252	225
Provisions		6	4
Deferred tax liabilities		6	6
Other liabilities		7	7
Total non-current liabilities		271	242

Current liabilities
Trade and other payables		146	132
Debt and derivatives	7	708	669
Provisions		7	6
Current income tax payables		20	23
Other liabilities		59	57
Total current liabilities		940	887
Total net investment and liabilities		2,352	2,209

The accompanying notes are an integral part of these interim condensed combined financial statements.

VEON Holdings B.V.
INTERIM CONDENSED COMBINED STATEMENT OF CHANGES IN NET INVESTMENT

for the three-month period ended March 31, 2025

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent
As of January 1, 2025	3,160	(2,080)	1,080
Profit for the period	44	—	44
Other comprehensive income	2	15	17
Total comprehensive income	46	15	61
As of March 31, 2025	3,206	(2,065)	1,141

for the three-month period ended March 31, 2024

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent
As of January 1, 2024	2,873	(1,986)	887
Profit for the period	36	—	36
Other comprehensive loss	—	(26)	(26)
Total comprehensive income/(loss)	36	(26)	10
As of March 31, 2024	2,909	(2,012)	897

The accompanying notes are an integral part of these interim condensed combined financial statements.

VEON Holdings B.V.
INTERIM CONDENSED COMBINED STATEMENT OF CASH FLOWS

for the three-month period ended March 31

(In millions of U.S. dollars)	Note	2025	2024
Operating activities
Profit before tax		58	45
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		46	44
Finance costs		21	21
Finance income		(7)	(8)
Other non-operating loss/(gain)		1	(1)
Net foreign exchange loss/(gain)		21	(8)
Changes in trade and other receivables and prepayments		1	(3)
Changes in trade and other payables		16	16
Changes in provisions, pensions and other		1	1
Interest paid		(14)	(14)
Interest received		2	3
Income tax paid		(18)	(13)
Net cash flows from operating activities		128	83

Investing activities
Purchase of property, plant and equipment		(35)	(28)
Purchase of intangible assets		(19)	(11)
Payments on deposits		(10)	(2)
Investment in financial assets		—	(65)
Other proceeds from investing activities, net		—	3
Net cash flows used in investing activities		(64)	(103)

Financing activities
Repayment of debt		(8)	(7)
Investment in shares of VEON Ltd.		(22)	—
Net cash flows used in financing activities		(30)	(7)

Net increase/(decrease) in cash and cash equivalents		34	(27)
Net foreign exchange difference		4	(3)
Cash and cash equivalents at beginning of period		674	425
Cash and cash equivalents at end of period	8	712	395

The accompanying notes are an integral part of these interim condensed combined financial statements.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP

1       GENERAL INFORMATION

VEON Holdings B.V. (“VEON Holdings”, the “Company”), was established as a private company with limited liability under the laws of the Netherlands on June 29, 2009. The registered office and principal place of business of VEON Holdings B.V. is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands. The entity is an indirectly wholly-owned subsidiary of VEON Ltd. (“Parent”).

On January 13, 2025, VEON Ltd. announced its intention to indirectly list JSC Kyivstar, including its subsidiaries as listed below (in aggregate “Kyivstar”), VEON’s digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States (the “Transaction”). As part of the preparation for the indirect listing, VEON undertook a pre-transaction reorganization of VEON Holdings (the “Reorganization”). This Reorganization was consummated through a Dutch legal demerger, as a result of which VEON Holdings, which remains domiciled in the Netherlands, holds only Kyivstar and its subsidiaries and certain other select assets and liabilities. The Reorganization was completed on April 8, 2025.

The interim condensed combined financial statements (“CFS”) have been prepared in accordance with the basis of preparation and accounting policies set out in this Note below. The interim condensed combined financial statements were authorized by the VEON Board of Directors for issuance on June 3, 2025.

The interim condensed combined financial statements presented herein reflect the following combined entities’ results of operations, assets and liabilities and cash flows that will remain with VEON Holdings after the demerger and form the entity subject to the aforementioned Transaction:

VEON Holdings B.V.

The interim condensed combined financial statements of the Company as a single economic entity reflecting the outcome of the pre-transaction Reorganization.

Kyivstar reflecting the Ukrainian business.

The interim condensed combined financial statements of Kyivstar consist of the following four entities:

•        JSC Kyivstar (“JSC Kyivstar”) being the parent company of Kyivstar and a 99.995% subsidiary of VEON Holdings B.V. (Netherlands) with a minority shareholder VEON Ltd. (Bermuda) holding the remaining 0.005% of JSC Kyivstar’s shares.

•        LLC Kyivstar Tech (“Kyivstar.Tech”), being a 100% subsidiary of JSC Kyivstar.

•        Limited Liability Company Lan Trace (“Lan Trace”), being a 100% subsidiary of JSC Kyivstar, acquired in September 2024.

•        Helsi Ukraine Limited Liability Company (“Helsi Ukraine” or “Helsi”), being a 69.99% subsidiary of JSC Kyivstar with minority shareholders.

Collectively, VEON Holdings and Kyivstar included in these interim condensed combined financial statements are referred to as the “Group” or “we” or “our” or “VEON Group”. VEON Ltd. and all its subsidiaries, excluding VEON Group, are henceforth referred to as “Wider VEON Group”, while Wider VEON Group including VEON Group is referred to as “VEON”.

The main operating company in Kyivstar is JSC Kyivstar. JSC Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar’s business is its registered legal address. JSC Kyivstar has a main office in Kyiv, Ukraine.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

JSC Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.

JSC Kyivstar’s direct shareholders and their respective declared interests, as of March 31, 2025 and 2024, were as follows:

Name	Interest	Number of shares
VEON Holdings B.V. (Netherlands)	99.995%	13,094,562
VEON Ltd. (Bermuda)	0.005%	700
	100.000%	13,095,262

As of March 31, 2025, JSC Kyivstar had three subsidiaries — Helsi, Kyivstar.Tech and Lan Trace.

Interest held by JSC Kyivstar in its principal subsidiaries as of March 31 is disclosed below:

	2025		2024
Name	Interest	Country of operation	Interest	Country of operation
LLC “Kyivstar.Tech”	100.000%	Ukraine	100.000%	Ukraine
LLC “Helsi Ukraine”	69.990%	Ukraine	69.990%	Ukraine
LLC “Lan Trace”	100.000%	Ukraine	—	—

In August 2022, JSC Kyivstar acquired a controlling share of Helsi Ukraine, an entity in the IT e-health sector. Initial cash consideration paid for 69.99% share in Helsi Ukraine amounted to US$15.

In September 2024, JSC Kyivstar entered into a share-purchase agreement to acquire 100% of the equity interests of LLC “Lan Trace”, an entity who provides internet and TV services in the city of Boryspil and 17 other towns within the Kyiv region, Ukraine to expand its digital portfolio. The preliminary purchase price, which is subject to adjustment, was US$2.

In the interim condensed combined financial statements subsidiary undertakings — which are those companies in which the Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations — have been fully consolidated.

The functional currency of Kyivstar is Ukrainian Hryvnia (“UAH”), the currency of the primary economic environment in which Kyivstar operates. The interim condensed combined financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.

Due to the ongoing war between Russia and Ukraine, material uncertainties have been identified that may raise substantial doubt on the Company’s ability to continue as a going concern which are discussed in detail below.

BASIS OF COMBINATION

The interim condensed combined financial statements as of and for the period ended March 31, 2025 and 2024 present the VEON Group.

These CFS have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed combined financial statements and applied by VEON Group. As International Financial Reporting Standards (“IFRS”) does not provide guidance for the preparation of interim condensed combined financial statements, certain accounting conventions commonly used for the preparation of historical financial information have been applied

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

in preparing the interim condensed combined financial statements. The December 31, 2024 condensed combined statement of financial position was derived from the audited annual combined financial statements. The interim condensed combined financial statements do not include all the information and disclosures required in the annual combined financial statements and should be read in conjunction with the Company’s audited annual combined financial statements as of and for the year ended December 31, 2024. The application of these carve-out conventions has been described below. In addition to the application of specific carve-out conventions impacting the presentation of these interim condensed combined financial statements, the areas involving a high degree of judgement or where estimates and assumptions are significant to the CFS are discussed later in this section.

The CFS have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, significant uncertainties affecting the Company’s ability to continue as a going concern are discussed in detail at the end of this section.

These CFS do not necessarily reflect what the combined result of operations would have been had the Company existed as a separate independent legal group and had it therefore presented stand-alone interim condensed combined financial information during the periods presented. Further, these interim condensed combined financial statements may not be indicative of the Company’s future performance, financial position, or cash flows.

The interim condensed combined income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense.

The interim condensed combined financial statements have been prepared on a historical cost basis, unless otherwise disclosed.

FOREIGN CURRENCY TRANSLATION

For the purpose of these interim condensed combined financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Net investment.

CARVE-OUT PRINCIPLES

The following paragraphs summarize the accounting and other principles applied in preparing the CFS.

Intercompany and related party transactions

Intercompany transactions and assets and liabilities between VEON Group entities have been eliminated in these interim condensed combined financial statements.

Investment in VEON Ltd. shares

As of December 31, 2024 the CFS included shares of the Parent purchased by the Company as part of the share buyback program initiated by VEON Ltd. VEON Holdings B.V. purchased Parent shares via open market transactions under the share buyback program. The Company made additional purchases under the share buyback program in January 2025 and transferred the shares to VEON Amsterdam B.V. in March 2025. Refer to Note 7 for details.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

Net investment

The Net Investment of the Company consists of the Net Investment attributable to the shareholders and other comprehensive income. The CFS do not show share capital. Since the Company has no share capital and reserves in its own right, any equity represents the parent’s net investment. Thus, the presentation of the equity of the Company differs from the presentation of equity as prescribed in IAS 1, Presentation of Financial Statements. For such reasons, no earnings per share is presented.

Notes

Liabilities related to two separate Notes maturing in April 2025 and June 2025 are included in these CFS as VEON Holdings B.V. is the legal issuer.

Corporate, Shared Service Units and Foreign Holding Company Expenses

Wider VEON Group’s shared services have historically been recharged to VEON Group. The shared service expenses are attributable to services conducted on behalf of Wider VEON Group subsidiaries, primarily by the HQ function. These services comprise global tax, legal, financial, risk, reporting services, etc. The corresponding costs are included in these CFS based on historically recharged amounts. No adjustments were made to these recharges.

The CFS include the allocations of expenses from the Wider VEON Group which are based on management judgement, assumptions and estimates as described below. These expenses have been specifically identified based on their nature, when possible, or allocated based on revenues, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit by the Company during each of the periods presented. During the three-month periods ended March 31, 2025 and 2024, the total expenses allocated from the Wider VEON Group amounted to US$10 and $1, respectively. They relate to the following items:

a.      management services provided by Kyivstar’s Chief Executive Officer (CEO) resulting from a double-employment contract

b.      management services provided by Kyivstar’s Chief Financial Officer (CFO) resulting from a double-employment contract

c.      management services provided by VEON Ltd Group Executive Committee (GEC)

d.      share of costs for Oracle ERP and other licenses from global contract

e.      share of costs for employees of the Wider VEON Group providing different kinds of shared services such as group tax, HR, corporate affairs, financial reporting and controlling, etc.

The items a. to e. were recognized as expenses in Kyivstar’s financial statements. Due to the double-employment contracts of Kyivstar’s CEO and CFO, a portion of their remuneration was recognized as an expense in personnel expenses at Kyivstar and a portion were recharged to Kyivstar via an allocation. No adjustments were made to these expenses in these CFS. Accordingly, VEON Group’s management considers that all allocations have been made on a reasonable basis. However, the allocations may not reflect the expenses that would have been, or will be incurred, on a stand-alone basis and could materially differ from the amounts allocated due to economies of scale, a requirement for more or fewer employees, decisions with respect to areas such as information technology, or other factors. Management believes it is not practicable to estimate the actual costs that would have been incurred had the Company been a standalone company during the periods presented. Additionally, these allocations may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from an unrelated third party.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

Income Taxes

During the periods presented in these CFS, Kyivstar entities have operated as separate taxpayers. For these entities, the tax charges and tax liabilities included in these CFS are based on estimated annual effective tax rates.

Guarantees and contingent liabilities

Kyivstar has capital commitments for the future purchase of property and equipment and intangible assets and no other guarantees or contingent liabilities. The capital commitments disclosed in the CFS are consistent with those reported to Wider VEON Group by Kyivstar. No incremental commitments, guarantees or contingent liabilities have been identified.

GOING CONCERN

As of June 3, 2025, hostilities continue in Ukraine. Currently, we have 23 million subscribers in Ukraine, where they are supported by 4,200 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of June 3, 2025, most of our Ukraine subsidiary’s employees remain in the country. As of June 3, 2025, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets.

The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

•        We may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.

•        As of June 3, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.

•        Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company (“UTC”), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

•        If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and negatively impact our liquidity.

Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

•        We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.

•        Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met.

•        Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.

•        On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and UTC, noting that corporate rights in Kyivstar and UTC belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and UTC. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group’s subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group’s other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. After the successful lifting of the court freeze of Kyivstar’s shares, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursuing steps to meet the conditions required by the local custodian to lift the stipulated freeze.

•        On January 13, 2025, VEON announced the signing of letter of intent to indirectly list Kyivstar operations on Nasdaq in the United States extending the efforts to strengthen the Ukraine investment and mitigate the ultimate beneficial ownership risk in Ukraine. Further on March 18, 2025, it was announced that VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”) announced the signing of a business combination agreement (the “BCA”) that will result in the listing of Kyivstar on Nasdaq in the United States.

The accompanying interim condensed combined financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed combined financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

uncertainty remains related to events or conditions that may raise substantial significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Major developments during the three-month period ended March 31, 2025

VEON announces intention to list Kyivstar on Nasdaq in New York, signing of Letter of Intent with Cohen Circle

On January 13, 2025, VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on Nasdaq in the United States. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.

On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”). Pursuant to the terms of the BCA, (a) VEON Amsterdam will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) plus any proceeds raised in a private placement financing in connection with the business combination prior to the time of closing and (b) Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and KYIVW, respectively. The Kyivstar Listing is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group. For further developments in the Reorganization refer to Note 12.

Changes in Directors of VEON Holdings B.V.

On March 1, 2025, Asghar Jameel was appointed statutory director of the Company, while on the same date Bruce John Leishman stepped down as statutory director of the Company.

Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business

On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$155. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025.

This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. The agreement is subject to customary closing conditions and approvals. For the subsequent developments in this regard refer Note 12.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

1       GENERAL INFORMATION (cont.)

VEON Completes First Phase of Share Buyback Program

On January 27, 2025, the US$30 first phase of VEON Ltd.’s share buyback program (as carried out by VEON Holdings B.V.) was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 7 for further details).

Major developments during the three-month period ended March 31, 2024

Cybersecurity Incident in Ukraine

The cybersecurity incident reported during 2023 had a significant impact for the three-month period ended March 31, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46.

Changes in Directors of VEON Holdings B.V.

On March 7, 2024, Bruce John Leishman and Maciej Bogdan Wojtaszek were appointed statutory directors of the Company, while on the same date Jochem Benjamin Postma and Paul Klaassen stepped down as statutory directors of the Company.

OPERATING ACTIVITIES OF THE GROUP

2       SEGMENT INFORMATION

The Kyivstar operations are considered as one operating segment.

Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets and other non-operating gains/losses (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”).

The following tables present the key financial information for the three-month period ended March 31:

	Service revenue				Other revenue		Total Revenue
	Mobile		Fixed
	2025	2024	2025	2024	2025	2024	2025	2024
Kyivstar	240	174	14	11	1	1	255	186
Total	240	174	14	11	1	1	255	186
	Adjusted EBITDA		CAPEX excl licenses and ROU*
	2025	2024	2025	2024
Kyivstar	140	93	51	25
Total	140	93	51	25

____________

*        This includes capital expenditures on property, plant and equipment, net of advances, of US$85 (2024: US$40), intangible assets of US$9 (2024: US$9) after deducting additions in licenses of US$Nil (2024: US$Nil) and right-of-use assets of US$43 (2024: US$24).

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

2       SEGMENT INFORMATION (cont.)

The following table provides the reconciliation of Adjusted EBITDA to Profit before tax for the three-month period ended March 31:

	2025	2024
Total Adjusted EBITDA	140	93
Depreciation	(31)	(31)
Amortization	(13)	(12)
Impairment loss	(2)	(1)
Finance costs	(21)	(21)
Finance income	7	8
Other non-operating (loss)/gain	(1)	1
Net foreign exchange (loss)/gain	(21)	8
Profit before tax	58	45

3       INCOME TAXES

Income tax expense is the total of the current and deferred income taxes. Current income tax is based on the estimated annual effective tax rate. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.

Income tax expense consisted of the following for the three-month period ended March 31:

	2025	2024
Current income taxes	(14)	(8)
Deferred income taxes	—	(1)
Income tax expense	(14)	(9)
Effective tax rate	24.1%	20.0%

The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2025 (24.1%) was primarily driven by a number of non-deductible expenses incurred by Kyivstar, which are recorded in our interim condensed combined income statement and by a change in deferred tax assets which have not been recognized.

The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2024, (20.0%) was primarily driven by a number of non-deductible expenses incurred by Kyivstar which are recorded in our interim condensed combined income statement.

Global Minimum Tax

The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates with all jurisdictions in which the Group operates are above 15%.

The Group has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

4       SIGNIFICANT EVENTS & TRANSACTIONS

During the three-month period ended March 31, 2025

There were no significant transactions during the three-month period ended March 31, 2025, other than disclosed in Note 1.

During the three-month period ended March 31, 2024

There were no significant transactions during the three-month period ended March 31, 2024.

5       PROPERTY AND EQUIPMENT

The following table summarizes the movement in the net book value of property and equipment as of March 31:

	2025	2024
As of January 1	624	597

Additions	105	50
Depreciation	(31)	(31)
Impairment	(2)	(1)
Translation adjustment	7	(19)
Transfers and reclassifications	—	(1)
As of March 31	703	595

6       INTANGIBLE ASSETS

The following table summarizes the movement in the net book value of intangible assets, including goodwill as of March 31.

	2025	2024
Balance as of January 1	297	272

Additions	9	9
Transfer and reclassification	1	1
Amortization	(13)	(12)
Translation adjustment	3	(8)
Balance as of March 31	297	262

Goodwill

There was no movement in Goodwill, during the three-month periods ended March 31, 2025 and 2024, included within total intangible asset movements, as shown above.

Impairment losses

The Company performed an assessment if a goodwill impairment existed during the three-month periods ended March 31, 2025 and 2024. Based on the analysis performed, no impairment was identified.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

7       INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets as of:

	March 31, 2025	December 31, 2024
At fair value
Other financial asset – VEON Ltd. shares	—	8
	—	8

At amortized cost
Loan receivable from VEON Amsterdam B.V.	369	363
Receivable from VEON Amsterdam B.V.	32	—
Investments and derivatives	105	94
Security deposits and cash collateral	74	64
Other investments	31	30

At fair value

Other financial asset — VEON Ltd. shares as of December 31, 2024 of US$8, represented 5,024,175 ordinary shares of VEON Ltd. (the ultimate Parent of the Group) measured at fair value through other comprehensive income. Subsequently, during the three-month period ended March 31, 2025, the Company further purchased 12,346,225 ordinary shares of VEON Ltd. for US$22. The financial asset was measured at fair value, impacting other comprehensive income by US$2.

All VEON Ltd. ordinary shares held by VEON Holdings were transferred to VEON Amsterdam B.V. in March 2025 at fair value (US$32) resulting in a receivable from VEON Amsterdam B.V.

At amortized cost

Loan receivable from VEON Amsterdam reflects a related party loan receivable needed to cover the estimated shortfall in cash to repay the 2025 Notes at or before their maturity dates.

Receivable from VEON Amsterdam represents the receivable arising from the transfer of VEON Ltd. shares.

Security deposits and cash collateral consisted of funds held in the account of a clearing company outside Ukraine acting as an intermediary between Kyivstar and roaming partners, amounting to US$74 (2024: US$64).

Other investments at amortized cost predominantly include sovereign Ukrainian bonds held by Kyivstar, US$30 (2024: US$30) denominated in US$. The average yield to maturity of the sovereign Ukrainian bonds was 1.59% in 2025 (2024: 2.79%).

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

7       INVESTMENTS, DEBT AND DERIVATIVES (cont.)

The Company holds the following debt and derivative liabilities as of:

	March 31, 2025	December 31, 2024
At discounted redemption amount
Put option liability	10	9
Total at discounted redemption amount	10	9

At amortized cost
Bonds	604	585
Interest accrued on Bonds	13	6
Lease liabilities	333	294
Total at amortized cost	950	885
Total debt and derivatives	960	894
Non-current	252	225
Current	708	669

At discounted redemption amount

This represents Helsi put-option liability amounting to US$10 (2024: US$9) measured at the discounted redemption amount.

At amortized cost

As of March 31, 2025 and 2024, bonds represent the principal amounts outstanding for two interest-bearing 2025 Notes. One bond is denominated in U.S. Dollars and matures on April 9, 2025, with a principal outstanding amount of US$496 (2024: US$496), including US$24 Old Notes, and an interest rate of 4.0%. The other bond is denominated in Russian Ruble (“RUB”), with an outstanding amount of US$108 (RUB9,040) (2024: US$89 (RUB9,040)), including US$14 (RUB1,200) Old Notes maturing on June 18, 2025 and carries an interest rate of 6.3%.

The lease liabilities are primarily (approximately 70%) related to the sale of the passive infrastructure of sites to the entity under common control and lease back places on those sites.

Financing activities during the three-month period ended March 31, 2025

There were no significant financing activities during the three-month period ended March 31, 2025, except as disclosed above in this section.

Financing activities during the three-month period ended March 31, 2024

There were no significant financing activities during the three-month period ended March 31, 2024.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

8       CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items as of:

	March 31, 2025	December 31, 2024
Cash and cash equivalents at banks and on hand	558	479
Cash equivalents with original maturity of less than three months	154	195
Cash and cash equivalents, as presented in the combined statement of cash flows	712	674

Cash and cash equivalents at banks and on hand include cash of US$10 (2024: US$10) retained by the Company in accordance with the demerger proposal and an estimated amount of US$213 (2024: US$235) to cover the repayment of the 2025 Notes in combination with the intercompany loan receivable due from VEON Amsterdam B.V. (as disclosed in Note 7).

Cash at banks held by Kyivstar amounting to US$335 (2024: US$234) earns interest based on bank deposit rates. Short-term deposits are made for varying periods between one day and three months, depending on immediate cash requirements and earn interest at the respective short-term deposit rates.

Cash and cash equivalents with original maturity of less than three months amounting to US$154 (2024: US$195) comprise short-term deposits and sovereign Ukrainian bonds held by Kyivstar.

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit the Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

9       DIVIDENDS AND CAPITAL DISTRIBUTIONS

There were no dividends or capital distributions paid during the three-month periods ended March 31, 2025 and 2024.

ADDITIONAL INFORMATION

10     RELATED PARTIES

The immediate parent and ultimate controlling shareholder of the Company are VEON Amsterdam B.V. and VEON Ltd., respectively.

Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by VEON Holdings, that can exert an influence on VEON Holdings or that are under the influence of another related party of VEON Holdings. Transactions with related parties were conducted at arm’s length.

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the period ended March 31:

	2025		2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Cost of materials, traffic charges and other direct costs	—	(2)	—	(2)
Finance costs	—	(10)	—	(9)
Depreciation charge of right-of-use asset	—	(8)	—	(7)
Other operating expenses	(10)	—	—	(1)
Finance income	5	—	5	—
Total	(5)	(20)	5	(19)

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

10     RELATED PARTIES (cont.)

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	March 31, 2025		December 31, 2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Trade and other receivables – LLC “Ukraine Tower Company”	—	1	—	—
Trade and other receivables – VEON Amsterdam B.V.	32	—	—	—
Right-of-use assets – LLC “Ukraine Tower Company”	—	195	—	169
Financial assets – VEON Amsterdam B.V.	369	—	363	—
Financial assets – VEON Ltd.	—	—	8	—
	401	196	371	169

Trade and other payables – LLC “Ukraine Tower Company”	—	(7)	—	(6)
Trade and other payables – VEON Ltd.	(14)	—	(8)	—
Lease liabilities – LLC “Ukraine Tower Company”	—	(225)	—	(195)
Other current liabilities – VEON Ltd.	(22)	—	—	—
	(36)	(232)	(8)	(201)

11     RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

Other than disclosed elsewhere in these interim condensed combined financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month periods ended March 31, 2025 and 2024.

12     EVENTS AFTER THE REPORTING PERIOD

Kyivstar closes Uklon acquisition

As disclosed in Note 4, Kyivstar’s acquisition of Uklon on March 19, 2025 was subject to customary closing conditions and approvals. The required regulatory approvals and completion steps were completed on April 2, 2025 and control over Uklon was deemed to be transferred as of this date. Furthermore, as of the date of issuance of these interim condensed combined financial statements, the initial purchase price accounting has not been completed and as such the estimated financial impact associated with the completed transaction is not yet available.

VEON completes reorganization of VEON Holdings B.V.

As disclosed in Note 1, on April 8, 2025, VEON announced that it had successfully completed the reorganization of VEON Holdings B.V. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listed on Nasdaq.

VEON Holdings B.V.
Notes to the interim condensed combined financial statements
(in millions of U.S. dollars unless otherwise stated)

12     EVENTS AFTER THE REPORTING PERIOD (cont.)

Bond repayment

On April 9, 2025, VEON Holdings B.V. repaid all of its 4.0% April 2025 Notes (US$472) utilizing the proceeds from the partial settlement of the VEON Amsterdam loan receivable (US$259) and the remaining from cash and cash equivalents.

Kyivstar increases ownership stake in Helsi

In May 2025, Kyivstar and LLC “UKRAINIAN INVESTMENT PLATFORM”, representing 26.9% ownership together with other minority stakeholders representing 1.1% ownership in Helsi, negotiated an agreement to buy out the ownership stake of these parties for US$11. Simultaneously the parties also terminated the existing put and call option agreements to the extent representing the stake of these parties, resulting in partial derecognition of the put option liability. At the same time Kyivstar agreed the terms for the remaining 2.01% shareholders on the terms of the originally entered put and call option agreement.

13     NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of these interim condensed combined financial statements are consistent with those followed in the preparation of the Group’s audited annual combined financial statements as of and for the year ended December 31, 2024.

Certain new and amended standards became effective as of January 1, 2025, which did not have a material impact on the Group’s condensed combined interim financial statements. The Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, June 3, 2025

VEON Holdings B.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Kyivstar Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kyivstar Group Ltd. (the “Company”), as of March 31, 2025, the related consolidated statement of changes in equity for the period from March 7, 2025 (inception) to March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no revenue, its business plan is dependent on the completion of a business combination transaction and the Company’s current liquidity position as of March 31, 2025 is not sufficient to complete its planned activities for the upcoming twelve-month period. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion on the Consolidated Financial Statements

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2025.

Melville, New York
April 17, 2025

Kyivstar Group Ltd.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of March 31

(In U.S. dollars)	Note	2025
Assets
Other current assets – related parties	3	0.10
Total assets		0.10

Equity
Issued capital	4	0.10
Total equity		0.10

Liabilities		—
Total equity and liabilities		0.10

The accompanying notes are an integral part of these consolidated financial statements.

Kyivstar Group Ltd.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period from March 7, 2025 (inception) to March 31, 2025:

(In U.S. dollars, unless otherwise stated)	Note	No. of shares	Issued share capital	Total
Balance as of March 7, 2025 (inception)		—	—	—
Issuance of common shares	4	100	0.10	0.10
Balance as of March 31, 2025		100	0.10	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Kyivstar Group Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FROM MARCH 7, 2025 (inception) to MARCH 31, 2025

1)      GENERAL INFORMATION OF THE COMPANY

Kyivstar Group Ltd. (the “Company”), an exempted company limited by shares, was incorporated, under the laws of Bermuda with registration number 202504557, in Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates.

The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the business combination agreement, dated March 18, 2025 (the “Business Combination Agreement” or the “BCA”) by and among the Company, Cohen Circle Acquisition Corp. I (“CC”), a special purpose acquisition company, VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp.

The Company maintains one direct wholly owned subsidiary, Varna Merger Sub Corp. (“Merger Sub”), an exempted company incorporated with limited liability in the Cayman Islands. Merger Sub was incorporated on March 13, 2025 to facilitate the consummation of the transactions contemplated in the Business Combination Agreement. As of March 31, 2025, Merger Sub had no assets, liabilities, or operations.

In connection with the Business Combination Agreement, the Company will acquire all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. (the “Sale”), and Merger Sub will merge with and into CC (the “Merger”). CC will be the surviving corporation of the Merger and become a wholly owned subsidiary of the Company. Following the consummation of the Sale, the Merger and the other transactions contemplated by the BCA (the “Transactions”), the Company will be a publicly-traded corporation. However, the consummation of the transactions contemplated by the Business Combination Agreement are subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

The consolidated financial statements were authorized by the management for issuance on April 17, 2025. The Company has the ability to amend and reissue the consolidated financial statements.

2)      ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing these consolidated financial statements. These consolidated financial statements are prepared on historical cost basis.

Separate statements of operations and cash flows have not been presented in the consolidated financial statements because there have been no operating activities in the Company during the period March 7, 2025 (inception) through March 31, 2025.

The consolidated financial statements are prepared in US$, which is the currency of the primary economic environment in which the Company operates (the functional currency).

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has no revenue, its business plan is dependent on the completion of the Transactions and the Company’s current liquidity position is not sufficient to complete its planned activities for the upcoming twelve-month period. These conditions raise substantial doubt about the Company’s ability to continue as a going concern specifically if the Transactions are not successful, in which case the Company will have no future operating activities or execution plans.

As of April 17, 2025, Management has taken steps toward completion of the Transactions including the signing of the BCA and adhering to all the other regulatory requirements enabling the steps towards completion of the Transactions.

Kyivstar Group Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FROM MARCH 7, 2025 (inception) to MARCH 31, 2025

2)      ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with the relevant rules requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies.

There were no significant estimates for the period from March 7, 2025 (inception) through March 31, 2025.

TRANSACTION COSTS IN AN OFFERING OF EQUITY SECURITIES

In the event of an offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the consolidated statement of financial position as a financial asset at amortized cost instead of expensed as incurred. When cash is received from investors as part of the offering, such deferred incremental costs are derecognized and deducted from equity.

OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset or financial liability is included in the consolidated statement of financial position when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the consolidated statement of financial position when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognized when the agreed obligation has been fulfilled or ceased.

NEW STANDARDS AND INTERPRETATIONS

Adopted in 2025

No new or amended standards or interpretations have been adopted in 2025. The Company has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for this reporting period and have not been early adopted by the Company. These standards are not expected to have a material impact on these consolidated financial statements in current or future reporting periods or on foreseeable future transactions.

3)      RELATED PARTY TRANSACTIONS

During the period ending March 31, 2025, the Company had transactions with its parent entity, VEON Amsterdam B.V., representing issuance of share capital (refer Note 4).

There were no other related party transaction entered into during the period March 7, 2025 (inception) through March 31, 2025.

4)      ISSUED CAPITAL

The Company was incorporated on March 7, 2025 (inception) and issued 100 common shares, par value US$0.001 per share, to VEON Amsterdam B.V. As of March 31, 2025, the Company’s authorized share capital consists of US$2,000,000, divided into 2,000,000,000 common shares, par value US$0.001 per share. As of March 31, 2025, the total issued capital was 100 common shares. Upon consummation of the Transactions, the authorized but unissued share capital will be allocated pursuant to the terms of the Business Combination Agreement.

Each common share maintains one voting right. The entire amount of the Company’s equity is currently held by VEON Amsterdam B.V. and recorded as Other current assets — related parties.

Kyivstar Group Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FROM MARCH 7, 2025 (inception) to MARCH 31, 2025

5)      SUBSEQUENT EVENTS

As of April 17, 2025, the were no events which occurred subsequent to March 31, 2025 that merited disclosure in these consolidated financial statements.

Kyivstar Group Ltd.

April 17, 2025

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT by and among VEON Amsterdam B.V., VEON Holdings B.V., KYIVSTAR GROUP LTD. Varna Merger Sub Corp., and COHEN CIRCLE ACQUISITION CORP. I dated as of March 18, 2025

Annex A Page Nos.
Article I DEFINITIONS
1.1.	Defined Terms	A-3

Article II The Sale AND THE MERGER
2.1.	Sale	A-18
2.2.	Merger	A-18
2.3.	Closing; Effective Times	A-19
2.4.	Effect of Merger	A-19
2.5.	Governing Documents	A-19
2.6.	Directors and Officers	A-19

Article III CLOSING TRANSACTIONS
3.1.	Sale	A-20
3.2.	Merger	A-20
3.3.	Exchange Procedures	A-21
3.4.	Issuance of the Seller Consideration and the SPAC Shareholder Consideration	A-21
3.5.	SPAC Financing Certificate	A-22
3.6.	Seller Financing Certificate	A-22
3.7.	Withholding Taxes	A-22
3.8.	Taking of Necessary Action; Further Action	A-22

Article IV REPRESENTATIONS AND WARRANTIES OF the Seller, THE COMPANY, NEW PUBCO, and MERGER SUB
4.1.	Organization, Good Standing and Qualification	A-23
4.2.	New PubCo and Merger Sub	A-23
4.3.	Capitalization	A-24
4.4.	Authority; Approval	A-24
4.5.	Governmental Filings; No Violations.	A-25
4.6.	Financial Statements.	A-25
4.7.	Absence of Certain Changes or Events	A-26
4.8.	Data Privacy and Security	A-26
4.9.	Real Property; Title to Property	A-27
4.10.	Assets	A-27
4.11.	Employees.	A-28
4.12.	Compliance and Governmental Authorizations.	A-29
4.13.	Sanctions; Anti-Corruption; Anti-Money Laundering Laws and Export Control Laws	A-29
4.14.	Environmental Matters	A-30
4.15.	Litigation.	A-30
4.16.	Taxes	A-30
4.17.	Unique Suppliers	A-31
4.18.	Material Suppliers	A-31
4.19.	Insurance	A-31
4.20.	Group Company Material Contracts.	A-31
4.21.	Brokers and Finders	A-32
4.22.	Affiliate Agreements	A-32
4.23.	DISCLAIMER OF WARRANTIES	A-32

Annex A-i

Annex A Page Nos.
Article V REPRESENTATIONS AND WARRANTIES OF THE SPAC
5.1.	Organization, Good Standing and Qualification	A-33
5.2.	Capitalization	A-33
5.3.	Authority; Approval	A-34
5.4.	Governmental Filings; No Violations	A-34
5.5.	Compliance; Approvals	A-35
5.6.	SPAC SEC Reports and Financial Statements	A-35
5.7.	Absence of Certain Changes or Events	A-36
5.8.	Litigation	A-36
5.9.	Business Activities	A-37
5.10.	SPAC Material Contracts	A-37
5.11.	Title to Property	A-37
5.12.	SPAC Listing	A-37
5.13.	Trust Account	A-38
5.14.	Taxes	A-38
5.15.	Employees; Benefit Plans	A-39
5.16.	Board Approval; Shareholder Vote	A-39
5.17.	Affiliate Transactions	A-39
5.18.	Brokers	A-39
5.19.	The SPAC’s Investigation and Reliance	A-39
5.20.	Disclaimer of Other Warranties	A-40

Article VI CONDUCT PRIOR TO THE CLOSING DATE
6.1.	Conduct of Business by the Seller, the Group Companies, New PubCo, and Merger Sub	A-40
6.2.	Conduct of Business by the SPAC	A-43
6.3.	Requests for Consent	A-44

Article VII ADDITIONAL AGREEMENTS
7.1.	Registration Statement/Proxy Statement; Special Meeting; SPAC Shareholder Approval	A-45
7.2.	Certain Regulatory Matters	A-47
7.3.	Other Filings; Press Release	A-48
7.4.	Confidentiality; Communications Plan; Access to Information	A-49
7.5.	Commercially Reasonable Efforts	A-50
7.6.	Information Supplied	A-50
7.7.	No Securities Transactions	A-50
7.8.	No Claim Against Trust Account	A-51
7.9.	Disclosure of Certain Matters	A-51
7.10.	Securities Listings	A-51
7.11.	No Solicitation	A-51
7.12.	Trust Account	A-52
7.13.	Director and Officer Matters	A-52
7.14.	Tax Matters	A-53
7.15.	New PubCo Board	A-54
7.16.	New PubCo Equity Plan	A-54
7.17.	Financial Statements; Other Financial Information	A-55
7.18.	Transaction Litigation	A-55

Annex A-ii

Annex A Page Nos.
7.19.	PIPE Investment	A-55
7.20.	Old Bonds Repayment	A-55
7.21.	New Bonds	A-56
7.22.	Closing Documents	A-56
7.23.	Sanctions Event	A-56
7.24.	Financial Advisors	A-57
7.25.	Demerger	A-57

Article VIII CONDITIONS TO THE TRANSACTION
8.1.	Conditions to Each Party’s Obligations	A-57
8.2.	Additional Conditions to the Obligations of the Seller and the Company Parties	A-58
8.3.	Additional Conditions to the Obligations of the SPAC	A-58
8.4.	Frustration of Conditions	A-59

Article IX
TERMINATION
9.1.	Termination	A-59
9.2.	Outside Date	A-60
9.3.	Notice of Termination; Effect of Termination	A-61

ARTICLE X NO SURVIVAL
10.1.	No Survival	A-61

Article XI GENERAL PROVISIONS
11.1.	Notices	A-61
11.2.	Interpretation	A-61
11.3.	Counterparts; Electronic Delivery	A-62
11.4.	Entire Agreement; Third-Party Beneficiaries	A-62
11.5.	Severability	A-62
11.6.	Other Remedies; Specific Performance	A-62
11.7.	Governing Law	A-63
11.8.	Consent to Jurisdiction; Waiver of Jury Trial	A-63
11.9.	Rules of Construction	A-64
11.10.	Expenses	A-64
11.11.	Assignment	A-64
11.12.	Amendment	A-64
11.13.	Extension; Waiver	A-64
11.14.	Non-Recourse	A-64
11.15.	Company Legal Representation	A-65
11.16.	Disclosure Schedules	A-65
SCHEDULES AND EXHIBITS
Schedule I	Adjusted Cash
Schedule II	Seller Share Consideration Number Actions
Schedule III	Notices
Exhibit A	Form of Seller Loan Note
Exhibit B	Pro Forma Capitalization Table

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT is made and entered into as of March 18, 2025 (this “Agreement”), by and among (1) VEON AMSTERDAM B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”), (2) VEON HOLDINGS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993 (the “Company”), (3) KYIVSTAR GROUP LTD., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates (“New PubCo”), (4) Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands with registration number 419635 (the “Merger Sub” and, together with the Company and New PubCo, the “Company Parties”), and (5) COHEN CIRCLE ACQUISITION CORP. I, a Cayman Islands exempted company (company number 382528) (the “SPAC”). Each Company Party and the SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used herein without definition have the meanings set forth in Article I.

RECITALS

WHEREAS, as at the date hereof, the Company, a direct Subsidiary of the Seller, holds the Ukrainian Group Companies, along with other subsidiaries, assets and liabilities of the VEON Group.

WHEREAS, in anticipation of the Transactions, following the date hereof, the Seller and the Company will effect a series of transactions to implement the Demerger, which will result in the Company holding only the Retained Assets and Liabilities, which include the Ukrainian Group Companies, and the Closing shall be conditional upon the implementation of the Demerger.

WHEREAS, as at the date hereof, the following bonds of the Company are outstanding: (a) the Old April 2025 Bonds; (b) the Old June 2025 Bonds; (c) the Old 2027 Bonds; (d) the April 2025 Bonds; (e) the June 2025 Bonds; and (f) the 2027 Bonds.

WHEREAS, pursuant to the Old Bonds Consent Solicitations, as at the date hereof, the Company is obligated (a) to pay certain amounts of the principal and/or interest to the respective holders of the Old Bonds and (b) to the extent the corresponding series of New Bonds remains outstanding, exchange the relevant series of Old Bonds for the corresponding series of New Bonds in accordance with the terms and conditions of the Old Bonds Consent Solicitations, each upon request of the respective eligible bondholders and subject to certain conditions.

WHEREAS, to the extent permissible under applicable Laws and Orders and the terms of the applicable bonds, the April 2025 Bonds and the June 2025 Bonds will be repaid as a part of the New Bonds Repayment, and the Closing shall be conditional upon the implementation of the New Bonds Repayment.

WHEREAS, the 2027 Bonds shall be transferred from the Company outside of the Group Companies perimeter to VEON MidCo pursuant to the 2027 Bonds Consent Solicitation, as a part of the Demerger and upon the execution of a supplemental trust and agency deed relating to the 2027 Bonds, to the extent permissible under applicable Laws and Orders and the terms of the applicable bonds, and the Closing shall be conditional upon the implementation of the 2027 Bonds Transfer.

WHEREAS, in anticipation of the Transactions: (a) the Seller has caused New PubCo to be incorporated as a direct wholly owned subsidiary of the Seller; and (b) New PubCo has caused Merger Sub to be incorporated as a direct wholly owned subsidiary of New PubCo.

WHEREAS, the board of directors of the SPAC has unanimously: (a) approved and resolved it is advisable for the SPAC to enter into this Agreement and each of the Transaction Documents to which it will be a party; (b) approved the execution and delivery by the SPAC of, this Agreement and each of the Transaction Documents, to which it will be a party; and (c) recommended that the shareholders of the SPAC (the “SPAC Shareholders”) vote to (1) adopt this Agreement and (2) approve the Transactions, including the Merger (the “SPAC Recommendation”).

Annex A-1

WHEREAS, the board of directors of VEON Ltd. has unanimously determined that it is in the best interests of VEON Ltd. for the Seller to enter into this Agreement and the other Transaction Documents to which the Seller is or will be a party.

WHEREAS, the board of directors of the Seller has unanimously: (a) approved and resolved that it is in the best interests of the Seller to enter into this Agreement and each of the other Transaction Documents to which it is or will be a party; and (b) resolved to recommend the adoption and approval of this Agreement and each of the other Transaction Documents, to which the Seller is or will be a party, and the Transactions, including the Sale, in each case, by VEON Ltd., as the sole shareholder of the Seller.

WHEREAS, VEON Ltd., as the sole shareholder of the Seller, has approved the Seller’s entering into the Agreement and each of the other Transaction Documents, to which the Seller is or will be a party, and the Transactions, including the Sale.

WHEREAS, the board of directors of the Company has unanimously: (a) approved and resolved that it is in the best interests of the Company to enter into this Agreement and each of the other Transaction Documents, to which it is or will be a party; and (b) resolved to recommend the adoption and approval of this Agreement and each of the other Transaction Documents, to which the Company is or will be a party, and the Transactions, including the Sale, in each case, by the Seller, as the sole shareholder of the Company.

WHEREAS, the Seller, as the sole shareholder of the Company, has approved the Company’s entering into the Agreement and each of the other Transaction Documents, to which the Company is or will be a party, and the Transactions, including the Sale.

WHEREAS, the sole director of New PubCo has unanimously: (a) determined, approved, and declared that the Transactions and the Transaction Documents, to which New PubCo is or will be a party, are advisable and in the best commercial interests of New PubCo; and (b) resolved to recommend that the Seller, as the sole shareholder of New PubCo, approve and authorize the Transaction Documents, to which New PubCo is or will be a party, and the Transactions, in each case, by the Seller, as the sole shareholder of New PubCo.

WHEREAS, the Seller, as the sole shareholder of New PubCo, has approved entering into the Agreement and each of the other Transaction Documents, to which New PubCo is or will be a party, and the Transactions.

WHEREAS, the sole director of Merger Sub has unanimously: (a) resolved that the Transaction Documents to which Merger Sub is or will be a party, are approved, advisable and are in the interests of the Merger Sub; and (b) resolved to recommend that New PubCo, as the sole shareholder of Merger Sub, approve and authorize the Transaction Documents, to which Merger Sub is or will be a party, and the Transactions, in each case, by New PubCo, as the sole shareholder of Merger Sub.

WHEREAS, New PubCo, as the sole shareholder of Merger Sub, has approved entering into the Agreement and the other Transaction Documents, to which Merger Sub is or will be a party, and the Transactions (including the Merger).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company Parties’ willingness to enter into this Agreement, the SPAC, the Sponsor, and the other Persons named therein and party thereto, have entered into a SPAC Support Agreement (the “SPAC Support Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, the Sponsor has agreed, among other things, to: (a) not redeem any Voting Shares (as defined therein) in connection with the vote to approve the SPAC Shareholder Matters, vote in favor of the Merger and the other Transactions and against any alternative transaction and, prior to the Closing, not to transfer any shares of SPAC Class B Ordinary Shares except as permitted thereby; and (b) contingent upon the Closing, waive certain anti-dilution provisions contained in the SPAC Governing Documents in connection with the Merger.

WHEREAS, concurrently with the execution and delivery of this Agreement, the SPAC, the Sponsor, the Seller and New PubCo have entered into a sponsor agreement (the “Sponsor Agreement”), which provides for the surrender of certain Equity Interests in the SPAC prior to the Closing and for the certain restrictions on the transfer of New PubCo Common Shares by the Sponsor following the Closing as set forth therein.

Annex A-2

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, the Sponsor and New PubCo have entered into a lock-up agreement (the “Seller Lock-up Agreement”), which, among other things, provides for certain restrictions on the transfer of New PubCo Common Shares by the Seller following the Closing as set forth therein.

WHEREAS, in connection with the Closing, New PubCo, the Seller and the Sponsor shall enter into a Registration Rights Agreement, which, among other things, effective as of the Closing, terminates and replaces the Current Registration Rights Agreement.

WHEREAS, for U.S. federal income tax purposes, it is intended that, taken together, the Sale, the Merger and, to the extent relevant, the PIPE Investments, will qualify as an exchange under Section 351 of the Code (the “Intended Tax Treatment”).

WHEREAS, the Seller, as the sole shareholder of the Company, and New PubCo shall execute the Transfer Deed, pursuant to which at the Sale Effective Time, the Seller will sell to New PubCo all of the issued and outstanding equity of the Company in exchange for newly issued New PubCo Common Shares and the Seller Loan Note (the “Sale”) and, after giving effect to the Sale by means of the execution of the Transfer Deed, the Company will become a direct wholly owned subsidiary of New PubCo.

WHEREAS, on the first Business Day following the Sale, the Parties intend to effect the Merger upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act and the Plan of Merger, whereby on the Closing Date, Merger Sub shall be merged with and into the SPAC (the “Merger”), with the SPAC continuing as the surviving company of the Merger and a direct, wholly owned subsidiary of New PubCo and certain shares of the SPAC being converted into New PubCo Common Shares in accordance with the terms and conditions of this Agreement.

WHEREAS, as of immediately following the consummation of the Transactions, the Parties anticipate that New PubCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1.  Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“2027 Bonds” shall mean the outstanding bonds issued by the Company due November 2027 (Regulation S ISIN: XS2824764521; Regulation S Common Code: 282476452; Rule 144A ISIN: XS2824766146; Rule 144A Common Code: 282476614; and Rule 144A CUSIP: N/A).

“2027 Bonds Consent Solicitation” means the consent solicitation launched in respect of the 2027 Bonds as further described in and subject to the terms set out in the Consent Solicitation Memorandum dated 13 January 2025.

“2027 Bonds Transfer” shall have the meaning set forth in Section 7.21(b).

“Adjusted Cash” shall have the meaning set forth in Schedule I.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; for purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate SPAC Shareholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by the SPAC to redeeming SPAC Shareholders in connection with the SPAC Shareholder Redemption.

Annex A-3

“Agreed Regulatory Approvals” shall have the meaning set forth in Section 7.2(a).

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Amended and Restated New PubCo Governing Documents” shall mean the amended and restated version of the New PubCo Governing Documents, in form and substance that is reasonably acceptable to the SPAC, New PubCo and the Seller, which shall be adopted at the Closing.

“Anti-Corruption Laws” with respect to any Person, shall mean, to the extent applicable, the requirements of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, any other applicable anti-bribery or anti-corruption laws and regulations of the United States of America, the United Kingdom, the European Union, the Netherlands, the Cayman Islands, Bermuda, Ukraine and any related anti-bribery or anti-corruption rules, regulations or Orders issued, administered or enforced by any competent Governmental Entities of those jurisdictions.

“Anti-Money Laundering Laws” with respect to any Person, shall mean, to the extent applicable, the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the applicable anti-money laundering and countering the financing of terrorism laws and regulations (including any licensing or registration requirements applicable to money services businesses) of the United States of America, the United Kingdom, the European Union, the Netherlands, the Cayman Islands, Bermuda, Ukraine and any related anti-money laundering or terrorist financing rules, regulations or Orders issued, administered or enforced by any competent Governmental Entities of those jurisdictions.

“Applicable Exchange Rate” shall mean the exchange rate between the two currencies in question published in the Wall Street Journal or, if not reported thereby, another authoritative source on the Business Day immediately preceding the relevant date or, if no such rate is quoted on that date, on the preceding date on which such rate is quoted, provided that for the purposes of this definition, the “relevant date” shall mean the date on which a relevant payment or assessment is to be made.

“April 2025 Bonds” shall mean the outstanding bonds issued by the Company due April 2025 with Regulation S ISIN: XS2824765098; Regulation S Common Code:282476509; Rule 144A ISIN: XS2824765767; Rule 144A Common Code: 282476576; and Rule 144A CUSIP: N/A).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 4.4.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, the United States of America; Hamilton, Bermuda; George Town, the Cayman Islands; and Amsterdam, the Netherlands are authorized or required by applicable Law to close.

“Cancelled Treasury Shares” shall have the meaning set forth in Section 3.2(b).

“Cash Adjustment Excess” shall have the meaning set forth in Schedule I.

“Cash Adjustment Shortfall” shall have the meaning set forth in Schedule I.

“Cash Investment Amount” shall mean the sum of (a) the PIPE Investments, plus (b) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (prior to giving effect to the SPAC Shareholder Redemption), less (c) the Aggregate SPAC Shareholder Redemption Payments Amount.

“Cayman Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Registrar” shall have the meaning set forth in Section 2.3(b).

“Certifications” shall have the meaning set forth in Section 5.6(a).

“Closing” shall mean the closing of the Merger.

“Closing Date” shall have the meaning set forth in Section 2.3(a).

“Closing Equity Value” shall mean an amount equal to (a) USD 2,210,000,000 plus (b) the Cash Adjustment Excess less (c) the Cash Adjustment Shortfall.

Annex A-4

“Closing Form 6-K” shall have the meaning set forth in Section 7.3(c).

“Closing Press Release” shall have the meaning set forth in Section 7.3(c).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Communications Laws” with respect to any Person, shall mean, to the extent applicable, the Laws governing electronic communications, telecommunications services, equipment, and/or facilities in Ukraine or any other applicable jurisdiction as of the date of this Agreement.

“Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Bank Account” shall have the meaning set forth in Section 7.20(b).

“Company Business Combination” shall have the meaning set forth in Section 7.11(a).

“Company Governing Documents” shall mean the articles of association of the Company, as may be amended from time to time.

“Company Material Lease” shall have the meaning set forth in Section 4.9(b).

“Company Material Leased Properties” shall have the meaning set forth in Section 4.9(b).

“Company Parties” shall have the meaning set forth in the Preamble hereto.

“Company Party Privileged Communications” shall have the meaning set forth in Section 11.15.

“Company Shares” shall mean all issued and outstanding shares in the capital of the Company, with a nominal value of EUR 1.00 per share.

“Confidentiality Agreement” shall mean the mutual confidentiality agreement, dated October 29, 2024, by and between the SPAC and the Seller, as amended from time to time.

“Continental Trust” shall have the meaning set forth in Section 5.13(a).

“Contract” shall mean any legally binding contract, subcontract, agreement (not including purchase orders), indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding arrangement, or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Copyrights” shall mean any and all copyrights and copyrightable subject matter under applicable Laws, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works (including all forms and types of Software), pictorial and graphic works.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of October 10, 2024, by and among the SPAC, the Sponsor and the other parties thereto.

“Data Protection Requirements” shall mean all (a) Privacy Laws, and (b) contractual obligations of the Group Companies regulating the privacy or security of Personal Information in the control or possession of the Group Companies, to the extent applicable.

“DCIT Fiscal Unity” shall have the meaning set forth in Section 7.14(e).

“Demerger” shall mean the partial demerger (juridische afsplitsing) within the meaning of article 2:334a paragraph 3 Dutch Civil Code, by and among the Company, VEON Intermediate Holdings and VEON MidCo, which shall be completed after the date hereof, but prior to the Closing, in accordance with the material terms of the Demerger Proposal.

Annex A-5

“Demerger Proposal” shall mean the proposal for a partial demerger, by and among the Company, VEON Intermediate Holdings and VEON MidCo, dated January 13, 2025, including all schedules thereto, as may be amended from time to time.

“Effect” shall have the meaning set forth in the definition of Group Material Adverse Effect in this Section 1.1.

“Effective Times” shall have the meaning set forth in Section 2.3(b).

“Environmental Laws” with respect to any Person, shall mean, to the extent applicable, any Laws relating to: (a) the protection, investigation or restoration of the environment or natural resources or the protection of human health and safety; or (b) any similar Laws and other requirements having the force or effect of law, and all Orders issued or promulgated thereunder.

“Environmental Permits” shall have the meaning set forth in Section 4.14(b).

“Equity Interests” shall mean all shares, interests, participations, equity or other equivalents (however designated) of capital stock of a corporation, or in the share capital of a company, and any ownership interests in a Person (other than a corporation or a company), including membership interests, partnership interests, joint venture interests, and beneficial interests, and any and all warrants, options, convertible or exchangeable securities, or other rights to purchase or otherwise acquire any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.3.

“Exchange Agent Agreement” shall have the meaning set forth in Section 3.3.

“Exchange New Bonds” shall have the meaning set forth in Section 7.20(a).

“Executive Employees” shall mean the top ten executive officers or comparable level employees of the Group Companies based on annual base compensation.

“Executive Employment Contract” shall mean the employment agreements with the Executive Employees.

“Export Control Laws” with respect to any Person, shall mean, to the extent applicable, the Export Administration Regulations of the United States, the International Traffic in Arms Regulations, and any other Laws and Orders concerning export controls and international trade in relation to the export, re-export, transfer, or provision of commodities, hardware, software or technology, in all jurisdictions in which such Person conducts business or has operations.

“Financial Advisors” shall have the meaning set forth in Section 7.24.

“Forfeited Sponsor Shares” shall have the meaning set forth in Section 3.2(b).

“Fully Diluted Share Count” shall mean the number of New PubCo Common Shares in issue immediately following Closing plus the number of New PubCo Common Shares which would be issued (i) upon the exercise of the New PubCo Public Warrants and (ii) pursuant to the New PubCo Equity Plan (in the case of (i) and (ii), if such exercise and issuances took place immediately prior to the Closing).

“Governmental Authorization” shall mean any permit, license, registration, certificate, franchise, qualification, waiver, authorization or similar right issued, granted or obtained by or from any Governmental Entity.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

Annex A-6

“Group Business” shall mean the business of the Group Companies as of the date hereof, namely as an operator of mobile and fixed-line connectivity and digital businesses in Ukraine.

“Group Companies” shall mean the Company and the Ukrainian Group Companies.

“Group Companies Governing Documents” shall mean with respect to (a) the Company, the Company Governing Documents, and (b) the Ukrainian Group Companies, their respective charters, in each case, as may be amended from time to time.

“Group Company Material Contract” shall have the meaning set forth in Section 4.20(a).

“Group Employee Benefit Plan” shall mean each material written employee benefit plan and each other retirement, supplemental retirement, deferred compensation, bonus, transaction bonus, incentive compensation, share purchase, stock purchase, employee stock ownership, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, whether oral or written, (a) which any Group Company sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of any current or former officer, employee, natural individual independent contractor or director of any Group Company, or (b) with respect to which any Group Company has or may have any direct or indirect liability.

“Group IT Assets” shall mean all computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all computer software, including associated proprietary materials, user manuals and other related documentation used by any Group Company, in each case solely to the extent material to the operation of the Group Business.

“Group Material Adverse Effect” shall mean any event, change, development, state of fact, circumstance, occurrence or effect (any such item, an “Effect”), that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of the Group Companies, New PubCo, and Merger Sub, taken as a whole; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any Effect resulting from, arising out of or relating to the following, alone or in combination, be taken into account in determining whether a Group Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war (whether declared or not), sabotage, cyberattacks or terrorism, or any escalation, continuing or worsening of any such acts or changes in global, national, regional, state or local political or social conditions, including the Ukraine Invasion or any Ukraine Invasion Measures; (ii) earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies or other natural or man-made disasters, in each case, where the Group Companies’ business, taken as a whole, has a material presence; (iii) solely to the extent related to the identity of the SPAC, changes or effects attributable to the execution of this Agreement and other Transaction Documents, including public announcement, consummation, performance or pendency of the Transactions (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with the Group Companies), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable; (iv) changes or proposed changes in applicable Laws or enforcement or interpretations thereof, Orders or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes or proposed changes in IFRS or other applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in the national, regional, local, international or worldwide political, economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) Effects generally affecting the industries and markets in which any Group Company operates; (viii) any failure in and of itself of any Group Company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has, or would reasonably be expected to have, resulted in a Group Material Adverse Effect (except to the extent otherwise excluded under this definition); or (ix) any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of this Agreement or the other Transaction Documents or (B) taken at the prior written request or with the prior written

Annex A-7

consent of the SPAC; provided, that in the case of each of clauses (i), (ii), (iv), (iv) and (vi), any such Effect to the extent it disproportionately affects the Group Companies, taken as a whole, relative to other participants in the industries or geographical areas in which the Group Companies operate shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a Group Material Adverse Effect.

“Helsi Minority Shares” shall mean the shares in Helsi Ukraine LLC held by the persons listed in Section 1.1(a) of the VEON Disclosure Schedule.

“IFRS” shall mean the “International Financial Reporting Standards”, as issued by the International Accounting Standards Board.

“Inbound License” shall have the meaning set forth in Section 4.20(a)(ix).

“Incidental Inbound License” shall mean any (a) non-disclosure/confidentiality agreement (or other Contract that includes confidentiality provisions) entered into in the ordinary course of business that provides any of the Group Companies a limited, non-exclusive right to access or use Trade Secrets; (b) Contract that authorizes any of the Group Companies to identify another Person as a customer, vendor, supplier or partner of such Group Company; (c) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available; and (d) license to Open Source Software.

“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money and any premiums, fees and expenses related to the paydown of such indebtedness for borrowed money outstanding as of the Closing; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, shares, stock or services including any earn-out payments (in the case of the Group Companies, other than trade payables or similar obligations incurred in the ordinary course of business which shall be included in working capital); (d) any obligations as lessee under finance leases reflected, or required to be reflected in accordance with IFRS or U.S. GAAP, as applicable, on a Person’s balance sheet; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing; (i) all obligations under any pension, retirement or deferred compensation plan of such Person in each case, that relate to pre-Closing service but are unpaid as of the Closing and are not otherwise accrued on the Financial Statements or separately funded; and (j) any of the obligations of any other Person of the type referred to in clauses (a) through (i) above directly or indirectly guaranteed by such Person or secured by the assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Insider” has the meaning set forth in Section 4.22.

“Insurance Policies” shall have the meaning set forth in Section 4.19.

“Intellectual Property” shall mean all intellectual property rights throughout the world, whether protected, created or arising under the laws of Ukraine or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all internet domain names registrations and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; and (g) all applications, registrations and issuances, and any renewals, extensions and reversions, of any of the foregoing.

“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.

“Intentional Fraud” shall mean with respect to a Party, actual and intentional common law fraud of such Party with respect to the representations or warranties made by such Party contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 8.3(d), as applicable.

“Interim Period” shall have the meaning set forth in Section 6.1.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“June 2025 Bonds” shall mean the outstanding bonds issued by the Company due June 2025 with Regulation S ISIN: XS2834471976; Regulation S Common Code: 283447197; Rule 144A ISIN: XS2834472198; Rule 144A Common Code: 283447219; and Rule 144A CUSIP: N/A.

Annex A-8

“Knowledge of the SPAC” shall mean the actual knowledge or awareness, after reasonable inquiry of direct reports of the individuals listed on Section 1.1(a) of the SPAC Disclosure Schedule.

“Knowledge of VEON” shall mean the actual knowledge or awareness, after reasonable inquiry of direct reports of the individuals listed on Section 1.1(b) of the VEON Disclosure Schedule, and “direct reports” shall include the individuals listed in Section 1.1(c) of the VEON Disclosure Schedule.

“Kyivstar Minority Shares” shall mean the shares in Kyivstar JSC held by VEON Ltd., as listed in Section 1.1(a) of the VEON Disclosure Schedule.

“Laws” shall mean any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” shall mean all debts, liabilities, fines, penalties, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by U.S. GAAP, IFRS or other applicable accounting or auditing standards to be reflected in financial statements or disclosed in the notes thereto.

“Lien” shall mean any mortgage, pledge, security interest, bond, encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, deed of trust, usufruct, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Malware” shall mean any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other Software designed or able to, without the knowledge or authorization of a Group Company, disrupt, disable, harm, exfiltrate, interfere with the operation of or install within or on any Software, computer data, network memory or hardware.

“Material Suppliers” shall have the meaning set forth in Section 4.20(a)(ii).

“Maximum Cash Investment Amount” shall be an amount equal to $266,690,515.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Effective Time” shall have the meaning set forth in Section 2.3(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Merger Sub Governing Documents” shall mean the memorandum and articles of association of Merger Sub, as may be amended from time to time.

“Merger Sub Ordinary Shares” shall mean the ordinary shares of the Merger Sub, par value $0.0001 per share.

“Minimum Cash Amount” shall mean $50,000,000.

“Nasdaq” shall mean the Nasdaq Stock Market LLC.

“Net Cash” has the meaning given to it in Schedule I.

“New Bonds” means the April 2025 Bonds and/or the June 2025 Bonds.

“New Bonds Repayment” shall have the meaning set forth in Section 7.21(a).

“New PubCo” shall have the meaning set forth in the Preamble hereto.

“New PubCo Board” shall mean the board of directors of New PubCo.

Annex A-9

“New PubCo Common Shares” shall mean common shares of New PubCo, par value $0.001 per share.

“New PubCo Equity Plan” shall have the meaning set forth in Section 7.16(a).

“New PubCo Equity Plan Amount” shall mean a number equal to 3% of the Fully Diluted Share Count.

“New PubCo Governing Documents” shall mean the bye-laws of New PubCo, as may be amended from time to time.

“New PubCo Public Warrant” shall mean one warrant to subscribe for one New PubCo Common Share resulting from the automatic adjustment of a SPAC Public Warrant at the Merger Effective Time.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Old 2027 Bonds” shall mean the outstanding bonds issued by the Company due November 2027 with Regulation S ISIN: XS2252958751; Regulation S Common Code: 225295875; Rule 144A ISIN: US91823N2A05; Rule 144A Common Code: 226227318; and Rule 144A CUSIP: 91823N2A0.

“Old April 2025 Bonds” shall mean the outstanding bonds issued by the Company due April 2025 with Regulation S ISIN: XS2058691663; Regulation S Common Code: 205869166; Rule 144A ISIN: US92334VAA35; Rule 144A Common Code: 206069716; and Rule 144A CUSIP: 92334VAA3.

“Old Bond Holders” shall have the meaning set forth in Section 7.20(a).

“Old Bonds” shall mean the Old April 2025 Bonds, the Old June 2025 Bonds and the Old 2027 Bonds.

“Old Bonds Consent Solicitations” shall have the meaning set forth in Section 7.20(a).

“Old June 2025 Bonds” shall mean the outstanding bonds issued by the Company due June 2025 with Regulation S ISIN: XS2184900186; Regulation S Common Code: 218490018; Rule 144A ISIN: XS2184900269; Rule 144A Common Code: 218490026; and Rule 144A CUSIP: N/A.

“Open Source Software” shall mean any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“ordinary course” or “ordinary course of business” shall mean with respect to an action taken by a Person, that such action is consistent with the past practices of such Person or is taken in the ordinary course of the normal operations of such Person.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Seller Transaction Expenses” shall mean the Seller Transaction Expenses, solely to the extent such Seller Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date.

“Outstanding SPAC Transaction Expenses” shall mean the SPAC Transaction Expenses, solely to the extent such SPAC Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date.

“Owned Intellectual Property” shall mean Intellectual Property owned by any of the Group Companies.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

Annex A-10

“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Audited Financials” shall mean (a) the audited combined statement of financial position of the Group Companies as of December 31, 2023 and December 31, 2024, and the audited combined statements of income, comprehensive income, changes in net investment, and cash flows, for the years ended December 31, 2023 and December 31, 2024 audited by the Company’s independent auditors in accordance with (i) all applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and (ii) PCAOB auditing standards, together with the auditor’s report of the independent auditors thereon, and (b) to the extent provided by the Company or New PubCo pursuant to Section 7.16, any other audited financial statements of the Group Companies that are included in the Registration Statement/Proxy Statement.

“Permit” shall mean any consent, license, permit, franchise, waiver, approval, authorization, certificate, registration or filing issued by, obtained from or made with a Governmental Entity.

“Permitted Lien” shall mean (a) Liens for Taxes (i) not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and (ii) that are sufficiently reserved for on the financial statements in accordance with IFRS or U.S. GAAP, as applicable; (b) statutory and contractual Liens of landlords with respect to leased real property that do not interfere in any material respect with the value or the present or intended use of or occupancy of the affected leased real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and: (i) not yet delinquent or that are being contested in good faith through appropriate proceedings and (ii) that are sufficiently reserved for on the financial statements in accordance with IFRS or U.S. GAAP, as applicable; (d) in the case of real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not interfere with the value or the present use of or occupancy of the affected parcel by any of the Group Companies; (e) non-exclusive licenses (or sublicenses) entered into in the ordinary course of business; (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record, in each case, arising in the ordinary course that do not, individually or in the aggregate, materially interfere with the value or present or intended use or occupancy of the assets and real properties of the Group Companies and the rights under the real property leases which are material to the Group Business, taken as a whole and do not result in a material liability to the Group Companies; (g) Liens securing any Group Company’s existing credit facilities; and (h) transfer restrictions arising under applicable securities Laws.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean (a) any information that relates to, identifies or is reasonably capable of being associated with a natural person; and (b) information that constitutes “personal information”, “personally identifiable information”, “personal data” or other similar terms under applicable Privacy Law.

“PIPE Investments” shall have the meaning set forth in Section 7.19.

“PIPE Investors” shall have the meaning set forth in Section 7.19.

“PIPE Shares” shall mean the number of New PubCo Common Shares issued to the PIPE Investors in accordance with the PIPE Subscription Agreements.

“PIPE Subscription Agreements” shall have the meaning set forth in Section 7.19.

“Plan of Merger” shall have the meaning set forth in Section 2.3(b).

Annex A-11

“Privacy Laws” with respect to any Person, shall mean, to the extent applicable, the Laws that regulate data privacy, data security, data protection or cybersecurity, in each case with respect to the collection, storage, use, disclosure, destruction or other processing, and transfer of Personal Information.

“Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, demand, dispute, notice, investigation, prosecution, litigation, inquiry, arbitration, alternative dispute resolution, or other proceedings (in each case, whether civil, criminal, regulatory or administrative or at law or in equity) by or before a Governmental Entity.

“Proxy Clearance Date” shall have the meaning set forth in Section 7.1(a)(ii).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Reference Date” shall mean (a) with respect to representations and warranties relating to each of New PubCo and Merger Sub, the date of incorporation of New PubCo and Merger Sub, respectively, and (b) with respect to the Group Companies, the date which is two years prior to the date hereof.

“Registration Rights Agreement” shall mean an agreement among New PubCo, the Seller and the Sponsor, in form and substance reasonably acceptable to the parties thereto, pursuant to which New PubCo grants the holders certain registration rights with respect to certain securities of New PubCo.

“Registration Shares” shall have the meaning set forth in Section 7.1(a)(i).

“Registration Statement/Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Repayment Amounts” shall have the meaning set forth in Section 7.20(a).

“Repayment Date” shall have the meaning set forth in Section 7.20(b).

“Repayment Events” shall have the meaning set forth in Section 7.20(a).

“Representatives” shall mean, with respect to any Person, such Person’s controlling shareholders, controlling stockholders, directors, officers, managers, employees, agents, advisors and other representatives.

“Request for Funds” shall have the meaning set forth in Section 7.20(b).

“Retained Assets and Liabilities” shall mean the assets and liabilities retained by the Company following the Demerger as set forth on schedule IV of the Demerger Proposal.

“Sale” shall have the meaning set forth in the Recitals hereto.

“Sale Effective Time” shall mean the date and time specified in the Transfer Deed as the effective time of the Sale.

“Sanctioned Party List” shall mean the list of Specially Designated Nationals and Blocked Persons or ‘Foreign Sanctions Evaders’ maintained by the OFAC, the Entity List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce, the Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions maintained by the European Commission, the UK Sanctions List maintained by the Office of Financial Sanctions Implementation within the UK’s HM Treasury, or any equivalent list maintained by a Sanctions Authority, as amended from time to time.

“Sanctioned Person” shall mean (a) any Person listed in any Sanctioned Party List; (b) any Person fifty per cent (50%) or more owned by (or, as applicable under the Sanctions Laws administered by the United Kingdom and/or the European Union and its Member States, controlled by) any Person listed in any Sanctioned Party List or a sanctioned Governmental Entity (e.g., the government of Venezuela); (c) any Governmental Entity of a Sanctioned Territory or any Person otherwise operating, organized, or resident in a Sanctioned Territory; and (d) any Person acting on behalf of a party described under (a) through (c).

Annex A-12

“Sanctioned Territory” shall mean any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Laws, which currently comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and those portions of the Donetsk People’s Republic, Luhansk People’s Republic, Kherson and Zaporizhzhia regions of Ukraine over which any Sanctions Authority imposes comprehensive Sanctions.

“Sanctions Authority” means: (a) the United States of America (including the U.S. Department of the Treasury, the United States Department of State, and any other U.S. government entity); (b) the United Nations (including its Security Council, and any United Nations Security Council Sanctions Committee); (c) the European Union, or any Member State thereof (including the Netherlands); (d) the United Kingdom; (e) the Cayman Islands; (f) Ukraine; and (g) any Governmental Entity of the foregoing.

“Sanctions” or “Sanctions Laws” shall mean means any law, regulation, order, or directive imposed, administered or enforced from time to time by any Sanctions Authority which imposes financial or trade sanctions (including, without limitation, asset blocking/freezing, trade embargoes, and other financial or trade restrictions) against countries, regions, locations, individuals, or entities on grounds of national or international security, human rights, or foreign policy.

“Sanctions Event” shall have the meaning set forth in Section 7.23.

“Sanctions License” shall have the meaning set forth in Section 7.23.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Financing Certificate” shall have the meaning set forth in Section 3.6.

“Seller Governing Documents” shall mean the articles of association of the Seller, as may be amended from time to time.

“Seller Loan Note” shall mean the promissory note in the form attached as Exhibit A to this Agreement issued for the Seller Loan Note Consideration Amount.

“Seller Loan Note Consideration Amount” shall mean the amount of the Seller Loan Note which shall be dollar amount equal to the Cash Investment Amount.

“Seller Lock-up Agreement” shall have the meaning set forth in the Recitals hereto.

“Seller Share Consideration Number” shall mean the number of the New PubCo Common Shares equal to (a) the amount of (i) Closing Equity Value less (ii) the Seller Loan Note Consideration Amount, divided by (b) $10.35; provided that the resulting number shall be rounded down to the nearest whole number.

“Seller Transaction Expenses” shall mean (a) all documented third-party out-of-pocket fees, costs and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants, due diligence expenses, advisory, brokerage, deal and consulting fees and expenses, and other third-party fees, in each case, of a member of the VEON Group or the Company Parties; (b) all bonuses, change in control payments, severance, retention, retirement or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of any Group Company solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; and (c) fifty percent (50%) of the filing fees paid with respect to any regulatory filings made pursuant to Section 7.2; provided that the estimated Seller Transaction Expenses are set forth on Section 1.1(d) of the VEON Disclosure Schedule.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

Annex A-13

“SPAC Business Combination” shall have the meaning set forth in Section 7.11(b).

“SPAC Cash” shall mean an amount equal to (a) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (prior to giving effect to the SPAC Shareholder Redemption), less (b) the Aggregate SPAC Shareholder Redemption Payments Amount, less (c) the aggregate amount of any amounts payable from the Trust Account pursuant to Section 7.12(a)(ii)(B), plus (d) the net amount of proceeds actually contributed by the investors pursuant to the PIPE Investments in accordance with the terms and conditions of the PIPE Subscription Agreements, if any.

“SPAC Class A Ordinary Shares” shall mean the Class A Ordinary Shares of the SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Shares” shall mean the Class B Ordinary Shares of the SPAC, par value $0.0001 per share.

“SPAC Consolidated Group” shall have the meaning set forth in Section 5.14(b).

“SPAC Counsel” shall mean Morgan Lewis & Bockius LLP.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.13(b)(i).

“SPAC D&O Tail” shall have the meaning set forth in Section 7.13(b)(ii).

“SPAC Disclosure Schedule” shall have the meaning set forth in the Preamble to Article V.

“SPAC Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, transaction bonus, incentive compensation, share purchase, stock purchase, employee stock ownership, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, in each case whether or not subject to ERISA, whether oral or written, (i) which the SPAC sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of any current or former officer, employee, natural individual independent contractor or director of the SPAC, or (ii) with respect to which the SPAC has or may have any direct or indirect liability.

“SPAC Financing Certificate” shall have the meaning set forth in Section 3.5.

“SPAC Fundamental Representations” shall mean the representations and warranties set forth in Sections 5.1 and 5.18.

“SPAC Governing Documents” shall mean the second amended and restated memorandum and articles of association of the SPAC adopted by special resolution dated October 10, 2024, and effective on October 10, 2024, as may be amended from time to time.

“SPAC Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of the SPAC; or (b) the ability of the SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any Effect resulting from, arising out of or relating to the following, alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war (whether declared or not), sabotage, cyberattacks or terrorism, or any escalation, continuing or worsening of any such acts or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies or other natural or man-made disasters, in each case, where the SPAC’s business has a material presence; (iii) solely to the extent related to the identity of any Group Company, changes or effects attributable to the execution of this Agreement and other Transaction Documents, including public announcement, consummation, performance or pendency of the Transactions (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with the SPAC), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically

Annex A-14

address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable; (iv) changes or proposed changes in applicable Laws or enforcement or interpretations thereof, Orders or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes or proposed changes in U.S. GAAP or other applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in the national, regional, local, international or worldwide political, economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets( including changes in interest or exchange rates); (vii) Effects generally applicable to blank check companies or affecting the industries and markets in which blank check companies operate; (viii) any failure in and of itself of the SPAC to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a SPAC Material Adverse Effect (except to the extent otherwise excluded under this definition); or (ix) any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of this Agreement or the other Transaction Documents or (B) taken at the prior written request or with the prior written consent of New PubCo, Merger Sub, the Seller or the Company (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required); provided, that in the case of each of clauses (i), (ii), (iv), (v) (vi) and (vii), any such Effect to the extent it disproportionately affects the SPAC relative to other participants in the industries or geographical areas in which the SPAC operates shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a SPAC Material Adverse Effect. Notwithstanding the foregoing, the amount of any SPAC Shareholder Redemption, or the failure to obtain the SPAC Shareholder Approval, shall not be deemed a SPAC Material Adverse Effect.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).

“SPAC Ordinary Shares” shall mean the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Placement Warrants” shall mean the private placement warrants to purchase SPAC Class A Ordinary Shares.

“SPAC Preference Shares” shall mean the preference shares of the SPAC, par value $0.0001.

“SPAC Public Warrants” shall mean the warrants to purchase SPAC Class A Ordinary Shares issued as a component of the units issued in the SPAC’s initial public offering, with each unit issued therein including one-third of such a warrant.

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“SPAC Shareholder Approval” shall mean the approval of the SPAC Shareholder Matters as set out in Section 7.1(a)(i), in each case in accordance with the Proxy Statement and the SPAC Governing Documents.

“SPAC Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholder Redemption” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholders” shall have the meaning set forth in Recitals hereto.

“SPAC Support Agreement” shall have the meaning set forth in the Recitals hereto.

“SPAC Transaction Expenses” shall mean (a) all documented third-party out-of-pocket fees, costs and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants (excluding any fees, expenses and disbursements in connection with the preparation of the PCAOB Audited Financials), due diligence expenses (including fees or reimbursement fees for the obtainment of any due diligence reports prepared by third parties), advisory, brokerage, deal and consulting fees and expenses, and other third-party fees, in each case, of the SPAC or any of its Affiliates as of the Closing (including deferred underwriting compensation paid to Cantor Fitzgerald & Co. in accordance with the SPAC Underwriting Agreement); (b) all bonuses, change in control payments, severance, retention, retirement or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of the SPAC solely as a result of the

Annex A-15

consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) fifty percent (50%) of the filing fees paid with respect to any regulatory filings made pursuant to Section 7.2; and (d) any Taxes required to be paid by the SPAC in respect of any redemptions, including the SPAC Shareholder Redemptions, pursuant to the Inflation Reduction Act of 2022; provided that the estimated SPAC Transaction Expenses are set forth on Section 1.1(b) of the SPAC Disclosure Schedule.

“SPAC Underwriting Agreement” shall mean that certain underwriting agreement between the SPAC and Cantor Fitzgerald & Co., dated as of October 10, 2024.

“SPAC Units” shall mean equity securities of the SPAC each consisting of (a) one SPAC Class A Ordinary Share and (b) one-third of one SPAC Public Warrant.

“SPAC Warrant Agreement” shall mean that certain warrant agreement by and between the SPAC and Continental Trust, dated October 10, 2024.

“SPAC Warrants” shall mean the SPAC Public Warrants and the SPAC Placement Warrants.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Meeting Form 8-K” shall have the meaning set forth in Section 7.3(c).

“Sponsor” shall mean (a) Cohen Circle Sponsor I, LLC, a Delaware limited liability company and/or (b) Cohen Circle Advisors I, LLC, a Delaware limited liability company, depending on the context.

“Sponsor Agreement” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation, company or other business entity of which: (a) if a corporation or a company, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Company” shall have the meaning set forth in Section 2.2.

“Surviving Company Governing Documents” shall mean the memorandum and articles of association of the Surviving Company, as may be amended from time to time.

“Surviving Company Ordinary Shares” shall mean the ordinary shares of the Surviving Company, par value $0.0001 per share.

“Targeted Party” shall have the meaning set forth in Section 7.23.

“Tax” or “Taxes” shall mean all forms of taxation for any and all federal, state, local, municipal, governmental or other body or authority in any jurisdiction, including, without limitation, gross receipts, gross revenues, income, profits, gains, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, social security, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees, charges, tariffs, contributions, social contributions, imposts and other similar charges, in each case, imposed by a Taxing Authority (whether disputed or not), together with all interest, penalties, surcharge, fine and additions imposed by a Taxing Authority with respect to any such amounts, including Tax unity obligations and Tax sharing agreements.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Taxing Authority or other Governmental Entity, including any schedule or attachment thereto and any amendment thereof in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

Annex A-16

“Taxing Authority” shall mean any Tax authority or other authority competent to impose, assess or enforce any liability to Tax in any jurisdiction.

“Telecommunications Regulatory Authorities” shall mean any Governmental Entities that regulate electronic communications, telecommunications facilities or telecommunications services in the jurisdictions in which the Company or its Subsidiaries have such facilities or conduct business as of the date of this Agreement.

“Third Party Indebtedness” means, with respect to a Person, the Indebtedness of such Person owed to any lenders or other creditors that are not Affiliates of such Person.

“Trade Secrets” shall mean any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable, each to the extent owned or used by the Group Companies.

“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof and any common law rights with respect thereto.

“Transaction Documents” shall mean this Agreement, the SPAC Support Agreement, the Sponsor Agreement, the Transfer Deed, the Seller Loan Note, the Plan of Merger, the Registration Rights Agreement, the Seller Lock-up Agreement, the Amended and Restated New PubCo Governing Documents and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” shall have the meaning set forth in Section 7.18.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger, the Sale, and the PIPE Investments.

“Transfer Deed” shall mean the notarial instrument for the transfer of the Company Shares from the Seller to New PubCo, which notarial instrument shall be executed by a civil-law notary practicing in the Netherlands and shall evidence such transfer.

“Transfer Taxes” shall have the meaning set forth in Section 7.14(b).

“Trust Account” shall have the meaning set forth in Section 5.13(a).

“Trust Agreement” shall have the meaning set forth in Section 5.13(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.5.

“U.S. GAAP” shall mean U.S. generally accepted accounting principles.

“Ukraine Invasion” shall mean the invasion of Ukraine by the military forces of the Russian Federation or otherwise related to the Russian Federation, including: (a) all related acts of war, military actions, hostilities, and conflicts; (b) any potential continuation, escalation, suspension, or resolution thereof in any form and on any terms; and (c) all actual or potential, direct or indirect effects or implications thereof on the economic, financial, geopolitical, regulatory, operational, legal, or reputational aspects of the business, assets, infrastructure, supply chains, customer base, or markets in which the Group Companies operate, both within the affected regions of Ukraine and globally.

“Ukraine Invasion Measures” shall mean (a) any Sanctions Laws, martial Laws or Orders, or any other similar Laws or Orders or (b) any measures, decisions, actions, activities, conduct, or omissions of third Persons directly or indirectly affecting the Group Companies, in each case in connection with or as a result of the Ukraine Invasion.

“Ukrainian Group Companies” shall mean Kyivstar JSC, Helsi Ukraine LLC, Kyivstar.Tech LLC and Lan Trace LLC and each of their Subsidiaries, from time to time.

“Ukrainian Group Companies Equity Interests” shall mean the Equity Interests of the Ukrainian Group Companies excluding the Kyivstar Minority Shares and the Helsi Minority Shares.

Annex A-17

“Unit Separation” shall have the meaning set forth in Section 3.2(a).

“VEON D&O Indemnified Party” shall have the meaning set forth in Section 7.13(a)(i).

“VEON Disclosure Schedule” has the meaning set forth in the lead-in to Article IV.

“VEON Fundamental Representations” shall mean the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5(b), 4.7 and 4.21.

“VEON Group” shall mean VEON Ltd. and its Affiliates from time to time, excluding the Company Parties and the Group Companies.

“VEON Intermediate Holdings” shall mean VEON Intermediate Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 95883479.

“VEON Ltd.” shall mean VEON Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 43271, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates.

“VEON MidCo” shall mean VEON MidCo B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 95883657.

“VEON Pre-Closing Steps” shall mean (a) the Demerger; (b) the Old Bonds Repayment; (c) the New Bonds Repayment; (d) the 2027 Bonds Transfer; (e) completion of the exchange of any relevant Old Bonds for Exchange New Bonds to the extent the corresponding series of New Bonds remains outstanding when such exchange is requested by a relevant Old Bonds Holder, all in accordance with the terms and conditions of the Old Bonds Consent Solicitations; (f) payment by the Seller to the Company of any Repayment Amounts pursuant to Section 7.20 in respect of any Request for Funds received by the Seller.

“VEON SEC Reports” shall mean the forms, reports, schedules, statements and other documents required to be filed or furnished by VEON Ltd. with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement).

“Waiving Parties” shall have the meaning set forth in Section 11.15.

“Willful Breach” shall mean, with respect to any Person and any agreement to which such Person is a party, such Person’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Person with the knowledge that the taking of such act or failure to take such act would cause a material breach of such covenant or agreement.

“Working Hours” shall mean 9:30 a.m. to 5:30 p.m. (based on the time at the location of the address of the recipient of the relevant notice) on a Business Day.

Article II
The Sale AND THE MERGER

2.1.  Sale. At the Sale Effective Time, the Seller and New PubCo will consummate the Sale by means of the execution of the Transfer Deed. As a result, following the Sale, the Company shall become a direct, wholly owned subsidiary of New PubCo.

2.2.  Merger. On the first Business Day following the date that includes the Sale Effective Time, at the Merger Effective Time, Merger Sub will be merged with and into the SPAC upon the terms and subject to the conditions set forth in this Agreement, the Plan of Merger and in accordance with the Companies Act. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the SPAC will continue as the surviving company of the Merger under the Companies Act (the SPAC, in its capacity as the surviving company of the Merger, is sometimes referred to as the “Surviving Company”). As a result, following the Merger, the shares of the Surviving Company will be directly and solely held by New PubCo, and the Surviving Company will become a wholly owned subsidiary of New PubCo.

Annex A-18

2.3.  Closing; Effective Times.

(a)  Unless this Agreement has been terminated and the Transactions have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which will be no later than three Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as the SPAC and the Seller may mutually agree in writing; provided that such day is not a Friday. The date on which the Merger actually takes place is referred to as the “Closing Date”.

(b)  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Parties shall cause the Merger to be consummated by entering into a plan of merger in form and substance that is reasonably acceptable to the Parties (the “Plan of Merger”) and filing the Plan of Merger with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in accordance with the Companies Act (the Merger becoming effective at such date the Plan of Merger is duly registered with the Cayman Registrar (or such later date as may be agreed by each of the Parties and specified in such Plan of Merger in accordance with the Companies Act) being the “Merger Effective Time” and, together with the Sale Effective Time, the “Effective Times”), together with any required related certificates or other documents as may be required in accordance with the relevant provisions of the Companies Act.

2.4.  Effect of Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger, and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the SPAC and Merger Sub shall vest in and become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the SPAC and Merger Sub set forth in this Agreement and the other Transaction Documents to which the SPAC or Merger Sub is a party, and following the Merger Effective Time, the Surviving Company shall thereafter exist as a wholly owned subsidiary of New PubCo and the separate corporate existence of Merger Sub shall cease to exist.

2.5.  Governing Documents.

(a)  At the Merger Effective Time, the Merger Sub Governing Documents, as in effect immediately prior to the Merger Effective Time, shall be adopted by the Surviving Company as the Surviving Company Governing Documents from and after the Merger Effective Time, except such documents shall be amended to change the name of the Surviving Company to “Kyivstar Cayman Corp.”, until thereafter amended as provided by applicable Laws and such documents.

(b)  On the Closing Date, effective as of immediately prior to the Merger Effective Time, the Amended and Restated New PubCo Governing Documents shall be adopted, until thereafter amended as provided by applicable Laws and such documents.

2.6.  Directors and Officers.

(a)  The Parties shall cause the initial directors and officers of the Surviving Company immediately following the Merger Effective Time to be comprised of the directors and officers (if any) of Merger Sub immediately prior to the Merger Effective Time, each to hold office in accordance with the Surviving Company Governing Documents.

(b)  From and after the Merger Effective Time, until successors are duly elected or appointed, as applicable, and qualified in accordance with applicable Laws and the Amended and Restated New PubCo Governing Documents, the directors and officers of New PubCo shall be the directors and officers as designated by the Parties pursuant to Section 7.15.

Annex A-19

Article III
CLOSING TRANSACTIONS

3.1.  Sale. At the Sale Effective Time, by virtue of the Sale and the execution of the Transfer Deed, the Company Shares held by the Seller shall be sold and transferred to New PubCo, free and clear of all Liens (other than potential restrictions on resale under applicable securities laws), and the Seller shall (a) subscribe and be issued, in exchange for such Company Shares, the New PubCo Common Shares equal to the Seller Share Consideration Number and (b) be issued by New PubCo the Seller Loan Note in the amount equal to the Seller Loan Note Consideration Amount.

3.2.  Merger. Upon the terms and subject to the conditions of this Agreement, the Plan of Merger, and the Companies Act, by virtue of the Merger and without any further action on the part of the Parties or any other Person, the following shall occur:

(a)  Treatment of the SPAC Units. Each SPAC Unit, that is issued and outstanding immediately prior to the Merger Effective Time, shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-third of a SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), provided that no fractional SPAC Public Warrant will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation, the number of SPAC Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Public Warrants. The underlying securities of the SPAC held or deemed to be held following the Unit Separation shall be further converted in accordance with the applicable terms of this Section 3.2.

(b)  Cancellation of Certain SPAC Ordinary Shares. As further described in, and pursuant to, the Sponsor Agreement, on the Closing Date, immediately prior to the Merger Effective Time: (i) 2,155,000 SPAC Class B Ordinary Shares held by the Sponsor shall be surrendered by the Sponsor to the SPAC and the SPAC shall cause such shares to be automatically cancelled and no longer outstanding without any conversion thereof or payment or other consideration therefor and no SPAC Class A Ordinary Shares, New PubCo Common Shares or other consideration shall be issued or issuable in exchange therefor (the “Forfeited Sponsor Shares”); and (ii) each SPAC Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time, owned by the SPAC as a treasury share immediately prior to the Merger Effective Time, shall automatically be cancelled without any conversion thereof or payment or other consideration therefor and no SPAC Class A Ordinary Shares, New PubCo Common Shares or other consideration shall be issued or issuable in exchange therefor (the “Cancelled Treasury Shares”).

(c)  Conversion of SPAC Class B Ordinary Shares. Each SPAC Class B Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time (except for the Forfeited Sponsor Shares and the Cancelled Treasury Shares), shall be automatically converted into and shall represent only the right to be issued one validly issued, fully paid and non-assessable SPAC Class A Ordinary Share pursuant to and in accordance with the conversion mechanics set forth in Article 17.2 of the SPAC Governing Documents (without giving effect to the adjustments set forth in Article 17.3 thereof) and following such conversion, each SPAC Class B Ordinary Share shall no longer be outstanding, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such securities.

(d)  Conversion of SPAC Class A Ordinary Shares. As of the Merger Effective Time, each SPAC Class A Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time after giving effect to the SPAC Shareholder Redemptions, including (i) the SPAC Class A Ordinary Shares held as a result of the Unit Separation set forth in Section 3.2(a), and (ii) the SPAC Class A Ordinary Shares converted as a result of SPAC Class B Ordinary Share conversion set forth in Section 3.2(c), but excluding (x) the Forfeited Sponsor Shares and (y) the Cancelled Treasury Shares, shall be automatically cancelled in exchange for the right to be issued one validly issued, fully paid and non-assessable New PubCo Common Share.

(e)  Cancellation of Merger Sub Ordinary Shares. Each Merger Sub Ordinary Share, that is issued and outstanding immediately prior to the Merger Effective Time, shall be automatically cancelled in exchange for one validly issued, fully paid and non-assessable Surviving Company Ordinary Share. The Surviving Company Ordinary Shares shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

Annex A-20

(f)  Treatment of SPAC Warrants.

(i)  Each SPAC Public Warrant, that is outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, including the SPAC Public Warrants held as a result of the Unit Separation pursuant to Section 3.2(a), shall remain outstanding but shall be automatically converted to become one New PubCo Public Warrant. All rights with respect to SPAC Class A Ordinary Shares under SPAC Public Warrants that will be converted into New PubCo Public Warrants shall thereupon be converted into rights with respect to New PubCo Common Shares. Accordingly, from and after the Merger Effective Time: (A) each SPAC Public Warrant converted into a New PubCo Public Warrant as a result of the Merger may be exercised solely for New PubCo Common Shares; (B) the number of New PubCo Common Shares subject to each such New PubCo Public Warrant shall be the number of SPAC Class A Ordinary Shares that were subject to such SPAC Public Warrant, as in effect immediately prior to the Merger Effective Time; (C) the per share exercise price for the New PubCo Common Shares issuable upon exercise of each such New PubCo Public Warrant shall be the per share exercise price of SPAC Class A Ordinary Shares subject to such SPAC Public Warrant, as in effect immediately prior to the Merger Effective Time; and (D) any restriction on the exercise of any such SPAC Public Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Public Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a SPAC Public Warrant, such SPAC Public Warrant converted into a New PubCo Public Warrant in accordance with this Section 3.2(f) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Common Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Common Shares subsequent to the Merger Effective Time.

(ii)  As further described in, and pursuant to, the Sponsor Agreement, each SPAC Placement Warrant that is outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and cease to exist and no New PubCo Public Warrant or other consideration shall be delivered or deliverable in exchange therefor.

(iii)  The Parties shall take all lawful actions to effect the aforesaid provisions of this Section 3.2(f), including causing the SPAC Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.2(f), including adding New PubCo as a party thereto.

3.3.  Exchange Procedures. Following the date hereof and prior to the Merger Effective Time, New PubCo shall appoint an exchange agent reasonably acceptable to the SPAC, New PubCo and the Seller (the “Exchange Agent”) to act as the exchange agent in connection with the Sale and the Merger and, if required by the Exchange Agent, enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) in form and substance that is reasonably acceptable to the SPAC, New PubCo and the Seller; provided, however, that Continental Trust is deemed to be reasonably acceptable to the SPAC, New PubCo and the Seller.

3.4.  Issuance of the Seller Consideration and the SPAC Shareholder Consideration.

(a)  In accordance with the procedures to be agreed upon with the Exchange Agent, New PubCo shall issue (i) at the Sale Effective Time, to the Seller, the number of New PubCo Common Shares to which the Seller is entitled in respect of its Company Shares pursuant to Section 3.1; and (ii) at or after the Merger Effective Time, to each SPAC Shareholder, the number of New PubCo Common Shares to which such SPAC Shareholder is entitled in respect of its SPAC Ordinary Shares pursuant to Section 3.2. For illustrative purposes only, and assuming that (i) no SPAC Shareholder exercises its right to participate in the SPAC Shareholder Redemption and (ii) no New PubCo Common Shares are issued pursuant to any PIPE Subscription Agreements, immediately following the consummation of the Transactions, the capital structure of New PubCo will be substantially as set out in Exhibit B.

(b)  No fractional New PubCo Common Share will be issued in connection with the Sale or the Merger such that if the Seller or a SPAC Shareholder would be entitled to receive a fractional New PubCo Common Share at the Sale Effective Time or the Merger Effective Time, respectively, the number of New PubCo Common Shares to be issued to such Person shall be rounded down to the nearest whole number of New PubCo Common Shares.

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(c)  The number of New PubCo Common Shares that each Person is entitled to receive as a result of the Sale, the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Common Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New PubCo Common Shares occurring on or after the date hereof and prior to the Closing.

(d)  If for any reason the Seller Share Consideration Number, as determined in accordance with this Agreement (i.e., calculated in accordance with the definition thereof) would result in the Seller owning, immediately after the Merger Effective Time, less than 80% of the Fully Diluted Share Count, then New PubCo, the Company and the SPAC will work together reasonably and in good faith in respect of the actions described on Schedule II attached hereto.

3.5.  SPAC Financing Certificate. No later than two Business Days prior to the Closing Date, the SPAC shall deliver to the Seller notice (the “SPAC Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Shareholder Redemptions; (b) the amount of SPAC Cash as of immediately following the Closing, but prior to the release of the funds in the Trust Account pursuant to Section 7.12; (c) the aggregate amount, and a list, of SPAC Transaction Expenses, including the Outstanding SPAC Transaction Expenses, together with written invoices and wire transfer instructions for the payment of the Outstanding SPAC Transaction Expenses, as of the Closing; (d) the number and class of shares of SPAC Ordinary Shares to be outstanding as of immediately prior to the Closing after giving effect to the SPAC Shareholder Redemptions; and (e) the number of New PubCo Common Shares to be issued pursuant to the PIPE Subscription Agreements, if any. The Seller and its Representatives shall have a reasonable opportunity to review and to discuss with the SPAC and its Representatives the documentation provided pursuant to this Section 3.5 and any relevant books and records of the SPAC. The SPAC and its Representatives shall reasonably assist and cooperate with the Seller and its Representatives in their review of the documentation and shall consider in good faith the comments of the Seller. The SPAC may update the SPAC Financing Certificate from time to time through the date of the Special Meeting to reflect changes in facts due to reversals of redemptions agreed to prior to the Special Meeting.

3.6.  Seller Financing Certificate. No later than two Business Days prior to the Closing Date, the Seller shall deliver to the SPAC written notice (the “Seller Financing Certificate”) setting forth: (a) the aggregate amount, and a list, of Seller Transaction Expenses, including the Outstanding Seller Transaction Expenses, together with written invoices and wire transfer instructions for the payment of the Outstanding Seller Transaction Expenses and for the reimbursement of all other Seller Transaction Expenses; (b) the Adjusted Cash; (c) the Seller Loan Note Consideration Amount; and (d) the Seller Share Consideration Number. The SPAC and its Representatives shall have a reasonable opportunity to review and to discuss with the Seller and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records. The Seller and its Representatives shall reasonably assist and cooperate with the SPAC and its Representatives in their review of the documentation and shall consider in good faith the comments of the SPAC.

3.7.  Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, the SPAC, the Seller, New PubCo and their respective Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration for purposes of applicable Tax Laws) as required by applicable Laws (as determined in good faith and subject to the requirements of this Section 3.7). Each Party shall use commercially reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority in accordance with applicable Laws, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.8.  Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises

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of Merger Sub, and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the SPAC, the officers and directors, (or their designees) of the Seller, New PubCo and Merger Sub, on the one hand, and the SPAC, on the other hand, are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF the Seller, THE COMPANY, NEW PUBCO, and MERGER SUB

Except (a) as set forth in the disclosure schedules delivered by the Seller and the Company Parties to the SPAC concurrently with the execution and delivery of this Agreement (the “VEON Disclosure Schedules”) and (b) as disclosed in the VEON SEC Reports filed with or furnished to the SEC prior to the second business day (as defined by the SEC) prior to the date of this Agreement and publicly available on EDGAR (but excluding any redacted words, any disclosure contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer and any other information, statement or other disclosure contained in the VEON SEC Reports that is similarly cautionary, predictive or forward-looking in nature (other than any historical or factual matters) and provided, that in the case of disclosure in any such VEON SEC Reports that such disclosure shall be deemed to relate to and qualify only those particular representations and warranties contained in this Article IV where it is reasonably apparent on its face from the substance of the matter disclosed that the information relates or is relevant to that representation or warranty), the Seller, the Company, New PubCo and Merger Sub hereby represents and warrants to the SPAC as of the date hereof and as of the Closing Date as follows:

4.1.  Organization, Good Standing and Qualification. The Seller and each Group Company is a legal entity duly organized and validly existing and in good standing under the Laws of its respective jurisdiction of organization. The Seller and each Group Company (a) has all requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on the Group Business and (b) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where it is conducting its business or the ownership, leasing or operation of its properties or conduct of the Group Business requires such qualification, except in the case of clauses (a) and (b) where the failure to be so qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Group Material Adverse Effect. Neither the Seller (solely with respect to its ownership of the Group Companies) nor any Group Company is, in any material respect, in default or in violation of any provisions of its respective organizational documents. The organizational documents of each Group Company have been made available to the SPAC and are true and correct as amended through the date hereof and are in full force and effect.

4.2.  New PubCo and Merger Sub.

(a)  New PubCo is a company duly incorporated with limited liability, validly existing and in good standing under the laws of Bermuda. Merger Sub is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands. Each of New PubCo and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to New PubCo and Merger Sub, taken as a whole, or have a Group Material Adverse Effect. True, complete and correct copies of the New PubCo Governing Documents and Merger Sub Governing Documents as currently in effect as of the date of this Agreement have been made available to the SPAC. Neither New PubCo nor Merger Sub is in breach or violation of any of the provisions of the New PubCo Governing Documents or Merger Sub Governing Documents, respectively, in any material respect. Each of New PubCo and Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company in, and is in good standing under the Laws of, each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, have a Group Material Adverse Effect.

(b)  Other than New PubCo’s ownership of Merger Sub Ordinary Shares, neither of New PubCo or Merger Sub (i) has any direct or indirect Subsidiaries or participates in joint ventures or other entities, nor owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person or (ii) has any assets or properties of any kind other than those incident to its formation and this Agreement. Neither of New PubCo or Merger Sub currently conducts, or has ever conducted, any business except as expressly contemplated by

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the Transaction Documents and the Transactions. New PubCo and Merger Sub are entities that have been incorporated solely for the purpose of engaging in the Transactions.

(c)  As of the date hereof, all issued and outstanding equity interests of (i) New PubCo are directly owned by the Seller and (ii) securities of Merger Sub are directly owned by New PubCo, in each case free and clear of all Liens (other than Permitted Liens).

(d)  Each of New PubCo and Merger Sub has the requisite power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out its obligations under this Agreement and the other Transaction Documents and to consummate the Transactions (including the Merger). The execution and delivery by New PubCo and Merger Sub of this Agreement and the other Transaction Documents to which either of them is a party, and the consummation by New PubCo and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of each of New PubCo and Merger Sub, respectively, and no other proceedings on the part of New PubCo or Merger Sub are necessary to authorize this Agreement or the other Transaction Documents to which any of them is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Documents to which any of them is a party have been duly and validly executed and delivered by New PubCo and/or Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute the legal and binding obligations of New PubCo and Merger Sub (as applicable), enforceable against New PubCo and Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies.

4.3.  Capitalization.

(a)  The issued and outstanding equity securities of the Company consist solely of the Company Shares, which are owned of record and beneficially by the Seller. All of the Company Shares have been duly authorized, and are validly issued, fully paid and non-assessable. None of the outstanding Equity Interests of any of the Group Companies were issued in violation of the Group Companies Governing Documents of such Group Company.

(b)  The Seller owns, of record and beneficially, all of the Company Shares, free and clear of all Liens (other than any transfer restrictions imposed by federal and state securities laws). At the Closing, the Seller will convey and deliver to New PubCo good and valid title to and ownership of the Company Shares, free and clear of all Liens (other than any transfer restrictions imposed by federal and state securities laws).

(c)  There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which any of the Group Companies is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of such Group Company, or any securities or obligations exercisable or exchangeable for or convertible into, such Equity Interests, or any “tag-along,” “drag-along” or similar rights with respect to such Equity Interests, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Equity Interests of the Group Companies are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Equity Interests of any Group Company.

(d)  Other than the Kyivstar Minority Shares and the Helsi Minority Shares, the Company beneficially owns, directly or indirectly, all of the Ukrainian Group Companies, free and clear of all Liens (other than any transfer restrictions imposed by federal and state securities and corporate laws). All of the Ukrainian Group Companies Equity Interests are duly authorized, and are validly issued, fully paid and non-assessable. Except in respect of any Excluded Assets and Excluded Liabilities (as each term is defined in the Demerger Proposal) which are and will held by the Company only until the consummation of the Demerger, the Company has no direct or indirect Subsidiaries other than the Ukrainian Group Companies.

4.4.  Authority; Approval. Each of the Seller and the Company has all requisite corporate or other organizational power and authority to execute and deliver each of the Transaction Documents to which it is or shall be a party, to perform its obligations thereunder and to consummate the Transactions and the transactions contemplated by the other

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Transaction Documents. The execution, delivery and performance of this Agreement by the Seller and the Company have been duly and validly authorized by all necessary organizational action on the part of the Seller and the Company, as applicable. The execution, delivery and performance of each of the Transaction Documents to which the Seller or the Company is or will be a party has been, or at the Closing will be, duly and validly authorized by all necessary corporate or other action on the part of such Person. This Agreement has been, and each of the other Transaction Documents will be at Closing, duly executed and delivered by the Seller and the Company and, when executed and delivered by the SPAC, New PubCo and the other parties hereto and thereto, will constitute a valid and binding agreement of the Seller and the Company, enforceable against such party pursuant to its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

4.5.  Governmental Filings; No Violations.

(a)  Other than the filing of the Plan of Merger, no notices, reports or other filings are required to be made by the Seller or the Company with, nor are any Permits required to be obtained by the Seller or the Company from, any Governmental Entity, in connection with the execution, delivery and performance of the Transaction Documents by the Seller or the Company or the consummation of the Transactions and the transactions contemplated by the Transaction Documents, except those that the failure to make or obtain would not, individually or in the aggregate, have a Group Material Adverse Effect.

(b)  The execution, delivery and performance by the Seller and the Company of the Transaction Documents to which they are a party do not, and the consummation of the Transactions and the transactions contemplated by the Transaction Documents shall not, conflict with or result in any violation of or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Group Companies, in each case, (i) under any provision of (A) the Seller Governing Documents or any of the Group Companies Governing Documents, as applicable, (B) any (1) Group Company Material Contract or (2) material Permit, (C) assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions and the transactions contemplated by the Transaction Documents) compliance with any Law to which any of the Group Companies is subject, or (ii) result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of any Group Company, except, in the case of clauses (i) through (ii) above, for any such breach, violation, termination, default, creation or acceleration that would not have a Group Material Adverse Effect.

4.6.  Financial Statements.

(a)  Section 4.6(a) of the VEON Disclosure Schedule attaches true and complete copies of (a) the audited combined statement of financial position of the Group Companies as of December 31, 2023, the unaudited combined statement of financial position of the Group Companies as of December 31, 2024, the audited combined statements of income, comprehensive income, changes in net investment, and cash flows for the year ended December 31, 2023, the unaudited combined statements of income, comprehensive income, changes in net investment, and cash flows for each of the two years in the period ended December 31, 2024, together with (with respect to such audited financial statements) the independent auditor’s report thereon (collectively, the “Signing Date Financial Statements”, and the Signing Date Financial Statements together with the PCAOB Audited Financials, the “Financial Statements”). The Signing Date Financial Statements present fairly, and when delivered the PCAOB Audited Financials will present fairly, in all material respects, the combined financial position, results of operations, and cash flows of the Group Companies as of the dates and for the periods indicated in such Financial Statements in conformity with IFRS and the Signing Date Financial Statements were derived from and when delivered the PCAOB Audited Financials will be derived from, and accurately reflect in all material respects, the books and records of the Group Companies.

(b)  The Group Companies maintain, with respect to the Group Business, materially adequate and effective internal accounting controls which have been designed to provide reasonable assurance that (i) the control objectives have minimized the risk of material financial misstatement, (ii) all information concerning the Group Business is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements, (iii) unauthorized acquisition, use or disposition of the properties or assets of the Group Business that could have a material effect on the Financial Statements is prevented or timely detected, and (iv) all transactions are accurately recorded in the correct period as necessary to permit the preparation of the Financial Statements and disclosures in

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conformity with the IFRS. Since the Reference Date, except as would not be material to the Group Business, taken as a whole, there has not been any significant deficiency or material weakness identified in the Seller’s internal accounting controls with respect to the Group Business.

(c)  Except as would not reasonably be expected to be material to the Group Business, taken as a whole, since the Reference Date, (i) neither the Seller nor any of the Group Companies nor their external auditor has (A) identified any fraud that involves management or other employees who have a significant role in the Seller’s or any of the Group Company’s financial reporting in respect of the Group Companies or (B) has received any written, or to the Knowledge of VEON, oral, material complaint, allegation or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Group Business or their respective internal accounting controls and (ii) there have been no internal investigations by the Seller (solely with respect to its ownership of the Group Companies) or the Group Companies regarding financial reporting.

(d)  Except (i) as adequately set forth in the Financial Statements, (ii) for Liabilities incurred in the ordinary course of business since the Reference Date (and not resulting from breach of contract or warranty, infringement, tort, claim, or Proceeding), (iii) for Liabilities incurred pursuant to the Transaction Documents and (iv) for Liabilities that would not reasonably be expected to be, individually or in the aggregate, adverse to the Group Business, taken as a whole, in any material respect, there are no Liabilities of the Group Business.

4.7.  Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2024, through the date of this Agreement, (a) each of the Group Companies has conducted its business in the ordinary course of business in all material respects, having regard to the Ukraine Invasion and the relevant Ukraine Invasion Measures; (b) there has not been, individually or in the aggregate, any Group Material Adverse Effect; and (c) no Ukrainian Group Company has taken or agreed upon any action that would be prohibited by Section 6.1(g), (j), (l), (m), (n), (o) or (r) if such action were taken after the date hereof without the consent of the SPAC.

4.8.  Data Privacy and Security. Except as would not, individually or in the aggregate, have a Group Material Adverse Effect:

(a)  To the Knowledge of VEON, since the Reference Date, the Group Companies (i) are in compliance with applicable Data Protection Requirements in all material respects and (ii) have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, privacy and security of Personal Information within the possession or control of the Group Companies.

(b)  The Group Companies have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with industry practices, designed to protect the Group IT Assets from unauthorized access and from any disabling codes, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement or destruction of, Software or data.

(c)  The Group Companies own or have valid rights, pursuant to the terms in written Contracts, to use and access all Group IT Assets.

(d)  The Group IT Assets (i) are generally sufficient for the current needs of the Group Business and (ii) to the Knowledge of VEON, do not contain any material faults, disabling codes or other Malware.

(e)  Since the Reference Date, the Company and its Subsidiaries have used commercially reasonable efforts to implement and maintain physical, technical, organizational and administrative security measures, procedures and policies in material compliance with applicable Privacy Laws, including security measures, to the extent required under applicable Privacy Laws, to protect the Group IT Assets and Personal Information stored therein against loss and unauthorized access, use, modification, disclosure or other misuse by third parties, and protect the Group IT Assets from unauthorized use, access or interruption by third parties;

(f)  Since the Reference Date (i) to the Knowledge of VEON, the conduct of the Group Business is and has been in compliance in all material respects with all Data Protection Requirements to which a Group Company is a party or is otherwise bound and (ii) no material litigation or other disputes alleging noncompliance with Data Protection Requirements in connection with the conduct of the business are pending or threatened in writing against any Group Company.

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4.9.  Real Property; Title to Property.

(a)  Section 4.9(a) of the VEON Disclosure Schedule lists the top ten real estate complexes, each of which is comprised of several real properties combined for a common commercial purpose, owned by a Group Company as of the date hereof.

(b)  Section 4.9(b) of the VEON Disclosure Schedule lists the top ten material real property leases, to which a Group Company is a party as a lessee as of the date hereof (the “Company Material Leased Properties”). As of the date hereof, the applicable Group Company has a valid, binding and enforceable leasehold interest under each of the leases in respect of the Company Material Leased Properties, free and clear of all Liens (other than Permitted Liens), and each of the leases and other material documents related to any Company Material Leased Properties to which it is a party as of the date hereof (collectively, the “Company Material Leases”) is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies or as would not, individually or in the aggregate, have a Group Material Adverse Effect. No Group Company is in breach of or default under any Company Material Lease, and, to the Knowledge of VEON, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the Group Companies taken as a whole. To the Knowledge of VEON, (i) there are no pending condemnation proceedings with respect to any of the Company Material Leased Properties, and (ii) the current use of the Company Material Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Group Company has received or given any written notice of any material default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Material Leases and, to the Knowledge of VEON, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of VEON, no party to any Company Material Lease has exercised any termination rights with respect thereto. No Person other than the Group Companies has the right to use the Company Material Leased Properties, except as subleased by the respective Group Company to another Group Company.

(c)  For purposes of this Section 4.9, in no event shall any telecommunications facilities and telecommunication equipment, including any towers, be deemed to be real property owned or leased by any Group Company.

(d)  A Group Company has good and valid title to, a valid leasehold interest in, or other right to use, each material asset, property and right leased, used or owned (or purported to be owned) by the Group Business, free and clear of all Liens, except for Permitted Liens and except for dispositions of assets after the date of the Financial Statements in the ordinary course of business or not prohibited by this Agreement. The assets, properties and rights of the Group Business are in good general operating condition (ordinary wear and tear excepted) and are adequate for the uses to which they are currently being put, in each case, except as would not, individually or in the aggregate, have a Group Material Adverse Effect. The telecommunications facilities and telecommunications equipment operated by the Group Companies, taken as a whole, are, in all material respects, working, functional, fit for the purpose intended, have been maintained, subject to ordinary wear and tear, in good repair and working order condition and are without any material defects for purposes of operating the Group Business.

4.10.  Assets. At the Closing, the properties, assets, rights and interests of the Group Companies, will constitute all of the properties, assets, rights and interests that are necessary and sufficient to operate the Group Business in all material respects following the Closing in the same manner as conducted as of the date hereof and as of the Closing by the Group Companies and have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects. Nothing in this Section 4.10 constitutes a representation or warranty with respect to (a) the adequacy of the amounts of cash or working capital (or the availability of the same) or (b) the number of customers or subscribers of the Group Business as of the Closing. The Company has no assets or liabilities other than as described in schedule IV of the Demerger Proposal.

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4.11.  Employees.

(a)  Except as set forth in Section 4.11(a) of the VEON Disclosure Schedules, no Group Company is: (i) a party to or otherwise bound by any collective bargaining or other type of union agreement; (ii) a party to, involved in, the subject of, or to the Knowledge of VEON, threatened by, any labor dispute, unfair labor practice charge or complaint, grievance or labor arbitration; or (iii) currently negotiating any collective bargaining agreement to which any Group Company is or would be a party. No Group Company has experienced any strike, lockout, slowdown or work stoppage at any time, nor, to the Knowledge of VEON, is any such action threatened. There is not pending, nor has there ever been, any union election petition, demand for recognition, or, to the Knowledge of VEON, union organizing activity by or for the benefit of the employees of any Group Company or otherwise affecting any Group Company.

(b)  Each Group Company has been and is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all applicable Laws respecting terms and conditions of employment, wages and hours, unemployment insurance, worker’s compensation, equal employment opportunity, discrimination and retaliation, immigration, and the payment and withholding of Taxes. No Group Company has been or is engaged in any unfair labor practice. Except as would not reasonably be expected, individually or in the aggregate, to have a Group Material Adverse Effect, there are no pending or to the Knowledge of VEON, threatened, claims against any Group Company (whether under regulation, contract, policy or otherwise) asserted by or on behalf of any present or former employee or job applicant of a Group Company (including by any Governmental Entity) on account of or for (i) overtime pay, other than overtime pay for work done in the current payroll period, (ii) wages or salary for a period other than the current payroll period, (iii) any amount of vacation pay or pay in lieu of vacation time off, other than vacation time off or pay in lieu thereof earned in or in respect of the current fiscal year, (iv) any amount of severance pay or similar benefits, (v) unemployment insurance benefits, (vi) workers’ compensation or disability benefits, (vii) any violation of any statute, ordinance, order, rule or regulation relating to employment terminations or layoffs, (viii) any violation of any statute, ordinance, order, rule or regulation relating to employee “whistleblower” or “right-to-know” rights and protections, (ix) any violation of any statute, ordinance, order, rule or regulation relating to the employment obligations of federal contractors or subcontractors, (x) any violation of any regulation relating to minimum wages or maximum hours of work, (xi) discrimination, retaliation or any other violation of any Law relating to fair employment practices or equal employment opportunities, or (xii) any violation of any other Law relating to labor, employment or employment practices, and no Group Company is aware of any such claims which have not been asserted.

(c)  Each Group Company has properly classified for all purposes (including for all Tax purposes) all employees, leased employees, agents, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to each Group Company. Except as set forth in Section 4.11(c) of the VEON Disclosure Schedules, the employment of each employee of a Group Company is terminable at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by applicable Law or under any Executive Employment Contract.

(d)  With respect to each Group Employee Benefit Plan: (i) such Group Employee Benefit Plan is in material compliance with the provisions of the Laws of each jurisdiction in which such Group Employee Benefit Plan is maintained, to the extent those Laws are applicable to such Group Employee Benefit Plan, (ii) each Group Company has complied with all applicable reporting and notice requirements, and such Group Employee Benefit Plan has obtained from the Governmental Entity having jurisdiction with respect to such Group Employee Benefit Plan any required determinations, if any, that such Group Employee Benefit Plan is in compliance with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Group Employee Benefit Plan, (iii) such Group Employee Benefit Plan has been administered in accordance with its material terms, (iv) to the Knowledge of VEON, there are no pending investigations by any Governmental Entity involving such Group Employee Benefit Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Group Employee Benefit Plan), suits or proceedings against such Group Employee Benefit Plan or asserting any rights or claims to benefits under such Group Employee Benefit Plan, and (v) the consummation of the Transactions will not by itself create or otherwise result in any Liability with respect to such Group Employee Benefit Plan.

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4.12.  Compliance and Governmental Authorizations.

(a)  Since the Reference Date, (a) the Group Companies have complied in all material respects with, and has not been in violation of any applicable Laws with respect to the conduct of the Group Business, or the ownership or operation of the Group Business, including Communications Laws; (b) no investigation, audit, claim, proceeding or review by any Governmental Entity with respect to any Group Company has been pending or, to the Knowledge of VEON, threatened; and (c) no written or, to the Knowledge of VEON, oral notice of non-compliance with any applicable Laws has been received by any Group Company.

(b)  The Group Companies hold all Governmental Authorizations necessary to enable them to own, lease or operate their properties, rights and assets and to carry on and conduct the Group Business in the manner in which such properties, rights and assets are currently owned, leased and operated and such Group Business are currently being conducted, except where failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have, individually or in the aggregate, a Group Material Adverse Effect.

(c)  The Governmental Authorizations held by the Group Companies are valid, binding and in full force and effect, except where the failure of such Governmental Authorizations to be valid and in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Group Material Adverse Effect.

(d)  The Group Companies are in material compliance with the terms and requirements of such Governmental Authorizations, and have fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Laws, and the payment of all regulatory assessments, fees and contributions, except where the failure of such Governmental Authorizations to be valid and in full force and effect would not, individually or in the aggregate, have a Group Material Adverse Effect.

(e)  Since the Reference Date, and, except as would not, individually or in aggregate, have a Group Material Adverse Effect, no Group Company has received any written notice from any Governmental Entity or Telecommunications Regulatory Authority: (i) asserting any default or material violation of any term or requirement of any material Governmental Authorization held by such Group Company (and to the Knowledge of VEON no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation); (ii) notifying such Group Company of the revocation or withdrawal of any material Governmental Authorization held by such Group Company; or (iii) imposing any condition, modification or amendment on any Governmental Authorization, other than such condition, modification or amendment that would also be imposed on similarly situated holders of such Governmental Authorization.

(f)  As of the date of this Agreement, no action by or before any Governmental Entity, including Telecommunications Regulatory Authority is pending (or, to the Knowledge of VEON, is being threatened) in which the requested remedy is: (i) the revocation, suspension, cancellation, rescission or material modification of, or the refusal to renew, any of material Governmental Authorizations; or (ii) the imposition on any of the Group Companies of material fines, penalties or forfeitures.

4.13.  Sanctions; Anti-Corruption; Anti-Money Laundering Laws and Export Control Laws.

(a)  None of the Group Companies or, to the Knowledge of VEON, any of the Group Companies’ respective directors, officers, agents, employees or, as of the date of this Agreement, Affiliates, is a Sanctioned Person.

(b)  Since the Reference Date, the Group Companies and, to the Knowledge of VEON, the Group Companies’ respective directors, officers, agents, employees and, as of the date this Agreement, Affiliates have, in connection with the operation of the Group Business, been in material compliance with Sanctions Laws, Anti-Corruption Laws, Anti-Money Laundering Laws and Export Control Laws.

(c)  Since the Reference Date, the Group Companies have not received from Government Entities any written notices of, nor, to the Knowledge of VEON, has any Governmental Entity initiated, any Proceedings or the imposition of any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers, agents or employees in their capacities as such or, as of the date of this Agreement and solely in respect of the Group Business, Affiliates related to any actual or alleged violation of Sanctions Laws, Anti-Corruption Laws, Anti-Money Laundering Laws or Export Control Laws.

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(d)  Since the Reference Date, the Group Companies have implemented and maintained adequate policies and procedures to reasonably assure compliance with Sanctions Laws, Anti-Corruption Laws, Anti-Money Laundering Laws and Export Control Laws, and these policies and procedures are applicable to the Group Companies and their respective directors, officers, agents, employees and Affiliates.

4.14.  Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies:

(a)  The Group Companies are and have been in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Entity action/filings required under applicable Environmental Laws.

(b)  (i) The Group Companies possess all material Permits required by all applicable Environmental Laws (collectively, “Environmental Permits”); (ii) all such Environmental Permits are valid and in full force and effect; and (iii) no Group Company is in default, and, to the Knowledge of VEON, no condition exists that with notice or lapse of time or both would constitute a default, under such Environmental Permits.

(c)  No Group Company is party to any unresolved, pending or, to the Knowledge of VEON, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws.

4.15.  Litigation.

(a)  As of the date of this Agreement, there are no, and since the Reference Date there have been no, civil, criminal or administrative Proceedings pending or, to the Knowledge of VEON, threatened in writing against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company in their capacities as such, and to the Knowledge of VEON, no facts exist that would reasonably be expected to form the basis for any such Proceeding or investigation that would, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, or prevent, materially delay or materially impair the ability of any Group Company to timely consummate the Transactions.

(b)  As of the date of this Agreement, neither the Seller (solely with respect to its ownership of the Group Companies) nor any Group Company is a party to or subject to (i) the provisions of any investigation or inquiry (in each case, to the extent the Seller or a Group Company has received written notice thereof) or (ii) any Order of any Governmental Entity, in each case, that would be material to the Group Companies, taken as a whole, or prevent, materially delay or materially impair the ability of any Group Company to timely consummate the Transactions.

(c)  As of the date of this Agreement, there are no, and since the Reference Date there have been no settlement or similar agreements that imposes any material ongoing obligation or restriction on any Group Company.

4.16.  Taxes. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies:

(a)  Each Group Company has timely prepared and filed, or caused to be prepared and filed, with the appropriate Governmental Entity or Taxing Authority, all Tax Returns of such Person that were required to be filed by it, taking into account any extensions of time to file. All such Tax Returns are true, complete and accurate in all material respects. Each Group Company has timely paid, or caused to be paid, all material Taxes due and payable by such Person.

(b)  No material deficiencies for any Taxes have been proposed, asserted or assessed in writing by any Governmental Entity or Taxing Authority against any Group Company that are still pending. No extensions of the period for assessment of any Taxes are in effect with respect to any material liability of any Group Company (other than extensions of time to file Tax Returns obtained in the ordinary course).

(c)  There are no pending or threatened in writing audits, assessments or similar proceedings for any material liability in respect of Taxes of any Group Company.

(d)  Except with respect to consolidated, combined or similar groups the common parent of which is VEON Ltd., an exempted company limited by shares incorporated in Bermuda (the “VEON Consolidated Group”), no Group Company has any material liability for the Taxes of any other Person under applicable Law as a result of being a member of a Tax group with such Person or as a transferee or successor.

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(e)  No Group Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement (other than, in each case, (i) agreements solely between the Company and its Subsidiaries, (ii) agreements solely among the members of the VEON Consolidated Group or (iii) commercial Contracts the primary purpose of which is not the indemnification or sharing of Taxes).

(f)  There are no Liens for Taxes upon any of the assets or properties of any Group Company, except for Permitted Liens.

(g)  No Group Company has taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that to the Knowledge of VEON would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

4.17.  Unique Suppliers. Section 4.17 of the VEON Disclosure Schedules sets forth a true, correct and complete list of suppliers of products or services to the Group Companies that are material to the Group Business with respect to which practical alternative sources of supply are not generally available on comparable terms and conditions in the marketplace.

4.18.  Material Suppliers. As of the date of this Agreement, and since the Reference Date, no Group Company has received any written or, to the Knowledge of VEON, oral notice that any Group Company is in breach of or default under any Group Company Material Contract with any Material Supplier in any material respect or that any such Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

4.19.  Insurance. The Group Companies maintain insurance policies covering its material assets, business, equipment, properties, operations, officers and directors (collectively, the “Insurance Policies”), and the Insurance Policies are in full force and effect. To the Knowledge of VEON, the coverage provided by such Insurance Policies are usual and customary in amount and scope for businesses that are similarly situated in similar industries and geographical areas to the Group Business as conducted as of the date of this Agreement. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.20.  Group Company Material Contracts.

(a)  Section 4.20(a) of the VEON Disclosure Schedules sets forth a true, correct and complete list of each Group Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Group Company Material Contract” shall mean each of the following Contracts to which a Group Company is a party as of the date hereof:

(i)  any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $20,000,000 per annum;

(ii)  Contracts with the top ten suppliers as determined by annual spend, as applicable (the “Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business), in each case during the 12-month period ended on December 31, 2024;

(iii)  any Contract that purports to limit in any material respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(iv)  any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement material to the Group Business, other than such contract solely between or among any of the Group Companies;

(v)  any Contract for or relating to any Third Party Indebtedness in excess of $20,000,000;

(vi)  any Executive Employment Contract;

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(vii)  any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $200,000,000 and for which any Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(viii)  any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council; and

(ix)  any material Contract under which any of the Group Companies: (A) licenses Intellectual Property material to the Group Business from any third party (“Inbound License”), other than Incidental Inbound Licenses; (B) licenses Intellectual Property material to the Group Business to any third party (other than (1) non-disclosure or confidentiality agreements or any other Contract that includes confidentiality provisions entered into in the ordinary course of business whereby any of the Group Companies provides another Person a limited, non-exclusive right to access or use Trade Secrets and (2) other non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business); (C) non-disclosure, confidentiality and similar agreements entered in the ordinary course of business; and (D) Contracts with rightsholders or customers of the Group Business entered in the ordinary course of business that include licenses of Intellectual Property in association with the sale of goods and services of the Group Business.

(b)  Each Group Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company which is a party thereto and, to the Knowledge of VEON, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of VEON, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Group Company Material Contract, and as of the date of this Agreement, no party to any Group Company Material Contract has given any written notice of any claim of any such material breach, material default or event.

4.21.  Brokers and Finders. None of the Seller nor any Group Company has employed any investment banker, broker or finder or incurred or shall incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions, except that VEON Ltd. has engaged Rothschild as its financial advisor and capital markets advisor and the Seller has engaged BTIG, LLC as its placement agent in connection with the Transactions.

4.22.  Affiliate Agreements. Except as set forth on Section 4.22 of the VEON Disclosure Schedules, there are no Contracts or Indebtedness between the Group Companies, on the one hand, and the Seller or Affiliate of the Seller (other than the Group Companies), on the other hand. (a) No officer or director of any Group Company or any of their respective immediate family members, or to the Knowledge of VEON, any Executive Employee, officer or director of the Group Companies or any of their respective immediate family members, is indebted to the Group Companies for borrowed money, nor are any of the Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of VEON, no officer, director or Executive Employee of the Group Companies (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Group Company Material Contract, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; or (iv) related to any such Person’s ownership of Company Shares or other securities of the Group Companies or such Person’s employment or consulting arrangements with the Group Companies.

4.23.  DISCLAIMER OF WARRANTIES. THE SELLER, THE COMPANY, NEW PUBCO AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, NONE OF THE SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE SELLER, THE COMPANY, NEW PUBCO AND MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE SPAC OR ANY OF THE BUSINESSES,

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ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE SPAC IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS; AND (B) NONE OF THE SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE SELLER, THE COMPANY, NEW PUBCO OR MERGER SUB OR THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, BY OR ON BEHALF OF THE SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OTHER THAN IN THE TRANSACTION DOCUMENTS. EACH OF THE SELLER, THE COMPANY, NEW PUBCO AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. EACH OF THE SELLER, THE COMPANY, NEW PUBCO AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE SPAC EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.23, CLAIMS AGAINST THE SPAC OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except: (i) as set forth in the disclosure schedule delivered by the SPAC to the Seller and the Company Parties concurrently with the execution and delivery of this Agreement (the “SPAC Disclosure Schedule”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, the SPAC represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:

5.1.  Organization, Good Standing and Qualification. The SPAC is a legal entity duly incorporated and validly existing and in good standing under the Laws of the Cayman Islands. The SPAC (a) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business and (b) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or conduct of its business requires such qualification, except in the case of clauses (a) and (b) where the failure to be so qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. The SPAC is not, in any material respect, in default or in violation of any provisions of the SPAC Governing Documents. The SPAC Governing Documents have been made available and are true, correct and complete as amended through the date hereof and are in full force and effect.

5.2.  Capitalization.

(a)  As of the date of this Agreement, the authorized share capital of the SPAC consists of $55,500 divided into: (i) 5,000,000 SPAC Preference Shares, of which none are issued and outstanding; (ii) 500,000,000 SPAC Class A Ordinary Shares, of which 23,715,000 are issued and outstanding; and (iii) 50,000,000 SPAC Class B Ordinary Shares, of which 7,905,000 are issued and outstanding. As of the date of this Agreement there are also 7,666,666.67

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SPAC Public Warrants and 238,333.33 SPAC Placement Warrants outstanding. All issued and outstanding shares of SPAC Ordinary Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any Law, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of the SPAC, enforceable against the SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies.

(b)  Except for the SPAC Warrants, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which the SPAC is a party or by which it is bound obligating the SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of SPAC Ordinary Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, shares of SPAC Ordinary Shares or any other shares or other interest or participation in the SPAC. The SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except for the SPAC Shareholder Redemption, there are no outstanding contractual obligations of the SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Ordinary Shares. There are no outstanding contractual obligations of the SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(c)  Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the SPAC is a party or by which the SPAC is bound with respect to any ownership interests of the SPAC.

(d)  The SPAC has no Indebtedness other than as set forth in the SPAC SEC Reports. The SPAC has not availed itself of any loan, grant or other payment from any Governmental Entity.

5.3.  Authority; Approval. The SPAC has all requisite corporate or other organizational power and authority to execute and deliver each of the Transaction Documents to which it is or shall be a party, to perform its obligations thereunder and to consummate the Transactions (including the Merger) and the transactions contemplated by the other Transaction Documents. The execution, delivery and performance of this Agreement by the SPAC have been duly and validly authorized by all necessary organizational action on the part of the SPAC. The execution, delivery and performance of each of the Transaction Documents to which the SPAC is or will be a party has been, or at the Closing will be, duly and validly authorized by all necessary corporate or other action on the part of such Person. This Agreement has been, and each of the other Transaction Documents will be at Closing, duly executed and delivered by the SPAC and, when executed and delivered by the Seller, New PubCo and the applicable other parties hereto and thereto, will constitute a valid and binding agreement of the SPAC, enforceable against such party pursuant to its terms, subject to the Bankruptcy and Equity Exception.

5.4.  Governmental Filings; No Violations.

(a)  No notices, reports or other filings are required to be made by the SPAC with, nor are any Permits required to be obtained by the SPAC from, any Governmental Entity, in connection with the execution, delivery and performance of the Transaction Documents by the SPAC or the consummation of the Transactions and the transactions contemplated by the Transaction Documents, except: (i) for the filing of the Plan of Merger; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which the SPAC is qualified to do business and (iii) where the failure to obtain such Permits would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b)  The execution, delivery and performance by the SPAC of the Transaction Documents to which it is a party do not, and the consummation of the Transactions and the transactions contemplated by the Transaction Documents shall not, conflict with or result in any violation of or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of

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the properties or assets of the SPAC, in each case, under any provision of (i) the SPAC Governing Documents, (ii) any material Contract binding upon the SPAC or (iii) assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions and the transactions contemplated by the Transaction Documents) compliance with the SPAC Shareholder Approvals, any Law to which the SPAC is subject except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.5.  Compliance; Approvals. Since its incorporation, the SPAC has complied in all material respects with and has not been in violation of any applicable Laws, including Sanctions Laws, Anti-Corruption Laws, Anti-Money Laundering Laws and Export Control Laws, with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, no investigation or review by any Governmental Entity with respect to the SPAC has been pending or, to the Knowledge of the SPAC, threatened. No written or, to the Knowledge of the SPAC, oral notice of non-compliance with any applicable Laws has been received by the SPAC, except for any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to be material to the SPAC. The SPAC is in possession of all Permits necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Permits would not, individually or in the aggregate, reasonably likely to be material to the SPAC. Each Permit held by the SPAC is valid, binding and in full force and effect in all material respects. The SPAC: (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Permit; or (b) has not received any notice from a Governmental Entity that has issued any such Permit that it intends to cancel, terminate, modify or not renew any such Permit, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.6.  SPAC SEC Reports and Financial Statements.

(a)  Except as set forth in Section 5.6(a) of the SPAC Disclosure Schedule, the SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the SPAC with the SEC under the Exchange Act or the Securities Act since the SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”). All SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of New PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction, except as permitted by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports, as of the respective date of its filing, and as of the date of any amendment or supplement, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, at the time they were filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of the SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. To the Knowledge of the SPAC, each director and executive officer of the SPAC has filed with the SEC on a timely basis all statements required with respect to the SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq, so long as copies thereof are publicly available.

(b)  The financial statements and notes of the SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of the SPAC and in accordance with: (i) U.S. GAAP; and (ii) all applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and, in the case of the audited SPAC financial statements, were audited in accordance with the standards of the PCAOB,

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in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. The SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c)  Except as set forth in the SPAC SEC Reports, the SPAC does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, except for liabilities and obligations arising in the ordinary course of the SPAC’s business.

(d)  Except as not required in reliance on exemptions from various reporting requirements by virtue of the SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, the SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting the SPAC’s principal executive officer and principal financial officer to material information required to be included in the SPAC’s periodic reports required under the Exchange Act.

(e)  Except as not required in reliance on exemptions from various reporting requirements by virtue of the SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, the SPAC has established and maintained a system of internal controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the SPAC are being executed and made only in accordance with appropriate authorizations of management of the SPAC, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of U.S. GAAP, and (iv) that accounts, notes and other receivables are recorded accurately. To the Knowledge of the SPAC, the SPAC has not identified, or received any written notice, alleging any fraud, whether or not material, that involves the management or other employees of the SPAC that have a significant role in the internal controls over financial reporting of the SPAC.

(f)  Except as set forth in the SPAC SEC Reports, neither the SPAC (including any employee thereof) nor the SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the SPAC, (ii) any fraud, whether or not material, that involves the SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the SPAC or (iii) any claim or allegation regarding any of the foregoing.

(g)  As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the Knowledge of the SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.7.  Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of the SPAC, there has not been: (a) any SPAC Material Adverse Effect; or (b) any action taken or agreed upon by the SPAC that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Seller.

5.8.  Litigation.

(a)  As of the date of this Agreement (and since its incorporation), (i) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the SPAC, threatened in writing against the SPAC or any of the directors or officers of SPAC in their capacities as such, (ii) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, there are no pending or, to the Knowledge of the SPAC, threatened audit or examination by any Governmental Entity against the SPAC or any of its properties or assets, or any of the directors, managers or officers of the SPAC with regard to their actions as such, and, to the Knowledge of the SPAC, no facts exist that would reasonably be expected to form the basis for any such audit or examination and (iii) there are no pending or threatened Proceeding by the SPAC against any third party.
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(b)  As of the date of this Agreement, the SPAC is not a party to or subject to (i) the provisions of any investigation or inquiry (in each case, to the extent the SPAC has received written notice thereof) or (ii) any Order of any Governmental Entity.

5.9.  Business Activities.

(a)  Since its incorporation, the SPAC’s business activities have been solely: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the conduct of its business of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination transaction. Except as set forth in the SPAC Governing Documents, there is no Contract or Order binding upon the SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

(b)  Except for the Transactions, the SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, the SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a SPAC Business Combination.

5.10.  SPAC Material Contracts.

(a)  Section 5.10 of the SPAC Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which the SPAC is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-l (File No. 333-282271).

(b)  True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Seller or its Representatives, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of the SPAC to enter into this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions: (i) each SPAC Material Contract is in full force and effect and represents a legal, valid and binding obligation of the SPAC and, to the Knowledge of the SPAC, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies; and (ii) neither the SPAC nor, to the Knowledge of the SPAC, any other party thereto, is in material breach of or in material default under any SPAC Material Contract, and no party to any SPAC Material Contract has given any written notice of any claim of any such material breach, material default or event.

5.11.  Title to Property(a). The SPAC does not own or lease any real property or personal property and there are no options or other contracts under which the SPAC has a right or obligation to acquire or lease any interest in real property or personal property.

5.12.  SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CCIRU”. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CCIR”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CCIRW”. There is no action or proceeding pending or, to the Knowledge of the SPAC, threatened against the SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants or to terminate the listing of the SPAC on Nasdaq. None of the SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares, the SPAC Class B Ordinary Shares or SPAC Warrants under the Exchange Act. Except as set forth in the SPAC SEC Reports, the SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

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5.13.  Trust Account.

(a)  As of date hereof, the SPAC has at least $231,150,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of October 10, 2024, by and between the SPAC and Continental Stock Transfer and Trust Company (“Continental Trust”), for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and any PIPE Subscription Agreements, the obligations of the SPAC under this Agreement are not subject to any conditions regarding the SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b)  The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. The SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by the SPAC or Continental Trust. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between the SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than holders of SPAC Class A Ordinary Shares who shall have elected to redeem their shares of SPAC Class A Ordinary Shares pursuant to SPAC Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem shares of SPAC Ordinary Shares in accordance with the provisions of the SPAC Governing Documents. As of the date hereof, the SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). There are no Proceedings pending or, to the Knowledge of the SPAC, threatened with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article IV and the compliance by the Company Parties with their respective obligations hereunder with its obligations hereunder, the SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the SPAC on the Closing Date. Upon consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the pre-Closing SPAC equityholders who have elected to redeem their shares of SPAC Class A Ordinary Shares pursuant to the SPAC Governing Documents, each in accordance with the terms of and as set forth in the Trust Agreement, the SPAC shall have no further obligation under either the Trust Agreement or the SPAC Governing Documents to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

5.14.  Taxes. Except as would not reasonably be expected, individually or in the aggregate, to have a SPAC Material Adverse Effect:

(a)  The SPAC has timely prepared and filed, or caused to be prepared and filed, with the appropriate Governmental Entity or Taxing Authority, all Tax Returns of such Person that were required to be filed by it, taking into account any extensions of time to file. All such Tax Returns are true, complete and accurate in all material respects. The SPAC has timely paid, or caused to be paid, all material Taxes due and payable by such Person.

(b)  No material deficiencies for any Taxes have been proposed, asserted or assessed in writing by any Governmental Entity or Taxing Authority against the SPAC that are still pending. No extensions of the period for assessment of any Taxes are in effect with respect to any material liability of the SPAC (other than extensions of time to file Tax Returns obtained in the ordinary course).

(c)  There are no pending or threatened in writing audits, assessments or similar proceedings for any material liability in respect of Taxes of the SPAC.

(d)  Except with respect to consolidated, combined or similar groups the common parent of which the SPAC (the “SPAC Consolidated Group”), the SPAC does not have any material liability for the Taxes of any other Person under applicable Law as a result of being a member of a Tax group with such Person or as a transferee or successor.

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(e)  The SPAC is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement (other than, in each case, (i) agreements solely between the SPAC and its Subsidiaries, (ii) agreements solely among the members of the SPAC Consolidated Group or (iii) commercial Contracts the primary purpose of which is not the indemnification or sharing of Taxes).

(f)  There are no Liens for Taxes upon any of the assets or properties of the SPAC, except for Permitted Liens.

(g)  The SPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that to the Knowledge of the SPAC would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

5.15.  Employees; Benefit Plans. Other than any former officers or as described in the SPAC SEC Reports, the SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on the SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by the SPAC outside of the Trust Account, the SPAC has no unsatisfied material liability with respect to any employee. The SPAC has never and does not currently maintain, sponsor, contribute to or have any direct or indirect liability under any SPAC Employee Benefit Plan, and neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the Transactions will: (a) result in or trigger any payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of the SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits. Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any amount that would not be deductible by New PubCo or its Subsidiaries by reason of Section 280G of the Code with respect to any amount paid or payable under a SPAC Employee Benefit Plan or any other arrangement entered into by the SPAC or its Affiliates prior to the Closing Date.

5.16.  Board Approval; Shareholder Vote. The board of directors of the SPAC (including any required committee or subgroup of the board of directors of the SPAC) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Documents to which it is a party, the consideration payable to SPAC Shareholders hereunder and the consummation of the Transactions; (b) determined that the consummation of the Transactions is in the best interest of the SPAC; (c) made the SPAC Recommendation; and (d) directed that this Agreement be submitted to the shareholders of the SPAC for their adoption. Other than the SPAC Shareholder Approval, no other corporate proceedings on the part of the SPAC are necessary to approve the consummation of the Transactions.

5.17.  Affiliate Transactions. Except as described in the SPAC SEC Reports, no Contract between the SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of the SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

5.18.  Brokers. Except as set forth in Section 5.18 of the SPAC Disclosure Schedule, the SPAC has not employed any investment banker, broker or finder nor incurred or shall incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions.

5.19.  The SPAC’s Investigation and Reliance. The SPAC is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company Parties and the Group Companies and the Transactions, which investigation, review and analysis were conducted by the SPAC together with expert advisors, including legal counsel, that the SPAC has engaged for such purpose. The SPAC and its Representatives have been provided with adequate access to the Representatives, properties, offices, plants and other facilities, books and records of the Company Parties and the Group Companies and other information that they have requested in connection with their investigation of the Company Parties, the Group Companies and the Transactions. The SPAC has not relied on or is not relying on any statement, representation or warranty, oral or written, express or implied, made by any Company Party or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the VEON Disclosure Schedule) or in any Transaction Documents. No Company Party nor any of their respective securityholders, Affiliates or Representatives shall have any liability to the SPAC or any of its securityholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to the SPAC or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data

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rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. No Company Party nor any of their respective securityholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving any Company Party or Group Company.

5.20.  Disclaimer of Other Warranties. THE SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF THE GROUP COMPANIES, NEW PUBCO, MERGER SUB OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY, NEW PUBCO OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO THE SPAC OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE SPAC OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN IN THE TRANSACTION DOCUMENTS. THE SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. THE SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, THE SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY, NEW PUBCO AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.20, CLAIMS AGAINST ANY GROUP COMPANY, NEW PUBCO, MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article VI
CONDUCT PRIOR TO THE CLOSING DATE

6.1.  Conduct of Business by the Seller, the Group Companies, New PubCo, and Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Merger Effective Time (the “Interim Period”), the Seller (solely in respect of the Group Business), the Company, New PubCo, and Merger Sub shall, and the Company shall cause each of the other Group Companies to, carry on their respective businesses in the ordinary course, having regard to the Ukraine Invasion and the relevant Ukraine Invasion Measures, to use commercially reasonable efforts to preserve intact their respective business organizations, retain their respective managers, directors, and officers, and preserve their respective relationships

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with key customers and suppliers, in each case consistent with past practice, in accordance with applicable Laws, and within their respective powers, except any act, omission or other matter: (i) to the extent that the SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly permitted by this Agreement or any of the other Transaction Documents; (iii) as is necessary or advisable in connection with implementation of the VEON Pre-Closing Steps; (iv) as is necessary or advisable in response to the Ukraine Invasion or any Ukraine Invasion Measures; (v) as is reasonably required or undertaken in an emergency or disaster situation with the intent to minimize any adverse effect of such situation; (vi) to comply with Laws or Orders; or (vii) as expressly set forth in Section 6.1 of the VEON Disclosure Schedule. Without limiting the generality of the foregoing, except any act, omission or other matter: (A) as expressly permitted by this Agreement or any of the other Transaction Documents; (B) as is necessary or advisable in connection with implementation of the VEON Pre-Closing Steps; (C) as is necessary or advisable in response to the Ukraine Invasion or any Ukraine Invasion Measures; (D) as is reasonably required or undertaken in an emergency or disaster situation with the intent to minimize any adverse effect of such situation (E) to comply with Laws or Orders; or (F) as expressly set forth in Section 6.1 of the VEON Disclosure Schedule, and without the prior written consent of the SPAC (which consent, except with respect to clauses (c) and (j) below, shall not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Seller (solely in respect of the Group Business) and the Company Parties shall not, and the Company shall cause the other Group Companies, respectively, not to, do any of the following:

(a)  except in the ordinary course of business or as otherwise pursuant to or permitted by any existing Group Employee Benefit Plan or applicable Laws: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who is not an Executive Employee and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay of any Executive Employee, other than the payment of severance in the ordinary course of business; (iii) enter into, materially amend (other than immaterial amendments) or terminate any Group Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Group Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Group Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any Executive Employee, other than terminations for cause;

(b)  (i) transfer, sell, assign, exclusively license, encumber, impair, abandon or otherwise dispose of any Owned Intellectual Property, in each case, that is material to the Group Companies taken as a whole, except for any Owned Intellectual Property expiring at the end of its statutory term or no longer in use or commercially desirable to maintain;

(c)  other than seeking and negotiating PIPE Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d)  make or declare any dividend or distribution to the equity holders of any Group Company, New PubCo, or Merger Sub or make any other distributions in respect of any of the Group Companies’ capital stock or equity interests, except (i) dividends and distributions by a wholly owned Subsidiary of a Group Company to such Group Company or another wholly owned Subsidiary of such Group Company or (ii) as would not reduce the Net Cash amount of the Ukrainian Group Companies below $560,000,000;

(e)  split, subdivide, combine, consolidate, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Group Companies’, New PubCo’s or Merger Sub’s capital stock, share capital or equity interests, except for any such transaction by a wholly owned Subsidiary of a Group Company that remains a wholly owned Subsidiary of such Group Company after consummation of such transaction;

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(f)  transfer, sell, assign, license, dispose, purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any Group Company, New PubCo or Merger Sub, except for transactions between a Group Company and any wholly owned Subsidiary of such Group Company;

(g)  delay payments of any material accounts payable or other material liability of a Group Company beyond its due date or the date when such liability would have been paid in the ordinary course; provided, that nothing in this clause (g) shall prohibit or otherwise restrict any of the Group Companies from delaying payments of accounts payable or other liabilities to the extent that any such Group Company is disputing in good faith such amounts owed in respect of such accounts payable or other liabilities;

(h)  amend any of the Group Companies Governing Documents (other than minor or technical changes made to correct a manifest error);

(i)  (i) merge, consolidate or combine with a third party, other than with the SPAC; or (ii) except for transactions involving consideration to be paid by a Group Company of up to $200,000,000 (or its equivalent in another currency), acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(j)  voluntarily dispose of or amend any Company Material Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, individually or in the aggregate;

(k)  other than with respect to Intellectual Property, voluntarily sell, assign, lease, license, sublicense, abandon, divest, transfer, convey, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties of the Group Companies, other than in the ordinary course of business, pursuant to Contracts existing on the date hereof;

(l)  (i) make advances or capital contributions to, or investments in, any Person other than any of the Group Companies, New PubCo or Merger Sub and other than advances for business expenses and advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for (A) any Third Party Indebtedness incurred after the date hereof in excess of $20,000,000 in the aggregate or (B) any other Indebtedness outside the ordinary course of business; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies, New PubCo or Merger Sub in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies, New PubCo or Merger Sub other than ordinary course compromises of amounts owed to the Group Companies, New PubCo or Merger Sub by their respective customers;

(m)  compromise, settle or agree to settle any Proceeding involving payments by any Group Company, New PubCo or Merger Sub of $20,000,000 or more, or that imposes any material non-monetary obligations on a Group Company, New PubCo or Merger Sub (excluding confidentiality, non-disparagement or other similar obligations incidental thereto);

(n)  except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, individually or in the aggregate: (A) modify or amend in a manner that is adverse to the applicable Group Company or terminate or cause to be terminated any Group Company Material Contract or material Permit; (B) enter into any Contract that would have been a Group Company Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Group Company Material Contract (other than assignments by the applicable Group Company to any other Group Company);

(o)  except as required by IFRS (or any interpretation thereof) or applicable Laws (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(p)  (i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with

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past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

(q)  authorize, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Group Company, New PubCo or Merger Sub;

(r)  enter into, renew or materially amend any (i) transaction or Contract with members of the VEON Group or any of their respective family members or other related Persons that would require disclosure in the Registration Statement/Proxy Statement pursuant to Item 7.B of Form 20-F; (ii) Contract between any Group Company and any broker, finder, investment banker or financial advisor with respect to any of the Transactions; or (iii) agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than the Group Companies, New PubCo or Merger Sub), other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions in the ordinary course, (B) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, New PubCo or Merger Sub, (C) Group Employee Benefit Plans, and (D) employment arrangements entered into in the ordinary course;

(s)  engage in any material new line of business;

(t)  take any action that is reasonably likely to prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement; or

(u)  agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through Section 6.1(t).

6.2.  Conduct of Business by the SPAC. During the Interim Period, the SPAC shall carry on its business in the ordinary course, except: (i) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly permitted by this Agreement (including as contemplated by the PIPE Investments) or any of the other Transaction Documents; or (iii) as expressly set forth in Section 6.2 of the SPAC Disclosure Schedule. Without limiting the generality of the foregoing, except as (A) expressly permitted by this Agreement (including as contemplated by the PIPE Investments) or any of the other Transaction Documents; (B) set forth in Section 6.2 of the SPAC Disclosure Schedule; or (C) required by applicable Laws, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the SPAC shall not do any of the following:

(a)  declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

(b)  reclassify, combine, split, subdivide, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of the SPAC;

(c)  except as required by the PIPE Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d)  amend the SPAC Governing Documents or the terms of any of the SPAC Warrants;

(e)  (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f)  (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into

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any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that the SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders, including the Sponsors and the Sponsors’ Affiliates, in order to meet its reasonable working capital requirements with any such loans (A) to be made only as reasonably required by the operation of the SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length (B) repayable at Closing and (C) included as SPAC Transaction Expenses;

(g)  except as required by U.S. GAAP (or any interpretation thereof) or applicable Laws, make any change in accounting methods, principles or practices;

(h)  (i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

(i)  create any Liens on any material property or material assets of the SPAC;

(j)  liquidate, dissolve, reorganize or otherwise wind up the business or operations of the SPAC;

(k)  commence, settle or compromise any Proceeding material to the SPAC or its properties or assets;

(l)  engage in any material new line of business or engage in any commercial activities (other than to consummate the Transactions);

(m)  (i) modify, amend or terminate the Trust Agreement or any PIPE Subscription Agreement or enter into, amend or terminate any other agreement related to the Trust Account or PIPE Investments; or (ii) enter into, modify, amend or terminate any other agreement with any SPAC Shareholders;

(n)  amend or enter into any SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-l (File No. 333-282271), any Contract set forth in Section 5.10 of the SPAC Disclosure Schedule (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 5.17;

(o)  hire or retain any employee or adopt or enter into any SPAC Employee Benefit Plan;

(p)  grant any bonus, change in control payment, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of the SPAC as a result of the consummation of the Transactions; or

(q)  agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(a) through Section 6.2(p).

6.3.  Requests for Consent.

(a)  Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as the SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Schedule specifically requesting consent under Section 6.1 shall constitute a valid request by the Company for all purposes under Section 6.1, and (b) an e-mail from the SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to the SPAC) set forth on Section 6.3 of the VEON Disclosure Schedule specifically requesting consent under Section 6.2 shall constitute a valid request by the SPAC for all purposes under Section 6.2.

(b)  With respect to any request for consent under Section 6.1, (i) the SPAC shall respond by e-mail to the Company (and, if different, cc’ing the person who sent the request to the SPAC) within eight (8) Business Days of receipt (or deemed receipt) of the Company’s request; (ii) the Company shall use reasonable efforts to provide any information reasonably requested by the SPAC in connection with its consideration of the proposed action or matter;

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and (iii) if the SPAC fails to respond by e-mail to the Company within the applicable time period, the consent of the SPAC shall be deemed to have been given in relation to the relevant action or matter.

Article VII
ADDITIONAL AGREEMENTS

7.1.  Registration Statement/Proxy Statement; Special Meeting; SPAC Shareholder Approval.

(a)  Registration Statement/Proxy Statement.

(i)  As promptly as reasonably practicable following the execution and delivery of this Agreement, New PubCo shall and Seller shall cause New PubCo to, in accordance with this Section 7.1(a), prepare and file, and the Company and the SPAC shall reasonably assist and cooperate with the preparation and filing of, a registration statement on Form F-4 with the SEC (such registration statement (including the Proxy Statement) as amended or supplemented, the “Registration Statement/Proxy Statement”), which registration statement shall include a proxy statement to be sent to the SPAC Shareholders in advance of the Special Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) for the purposes of (A) registering under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the New PubCo Common Shares to be issued in connection with the Merger and the Sale (including any New PubCo Common Shares to be issued upon exercise of the SPAC Public Warrants assumed by New PubCo) (together, the “Registration Shares”), (B) providing SPAC Shareholders with notice of the opportunity to redeem their shares of SPAC Class A Ordinary Shares in accordance with Article 49.5 of the SPAC Governing Documents (the “SPAC Shareholder Redemption”), and (C) soliciting proxies from holders of shares of SPAC Class A Ordinary Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions, the authorization of the Plan of Merger and the approval of the Surviving Company Governing Documents; (2) the approval of the Merger; (3) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (4) other proposals the Parties deem necessary or appropriate to consummate the Transactions; and (5) the adoption and approval of a proposal for the postponement or adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the items in this clause (C) being the “SPAC Shareholder Matters”), all in accordance with and as required by the SPAC Governing Documents, applicable Laws, and any applicable rules and regulations of the SEC and Nasdaq. Each of New PubCo, the Company and the SPAC shall use its reasonable best efforts to cause the Registration Statement/Proxy Statement to comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and keep the Registration Statement/Proxy Statement effective as long as is necessary to consummate the Transactions.

(ii)  The SPAC shall file (i) the Registration Statement/Proxy Statement, to the extent required under the rules and regulations of the SEC and (ii) file the definitive Proxy Statement with the SEC and cause such Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of the SPAC in accordance with Section 7.1(b), as promptly as practicable following the effectiveness of the Registration Statement/Proxy Statement (such date, the “Proxy Clearance Date”).

(iii)  Prior to each filing with the SEC of the Registration Statement/Proxy Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement thereto, New PubCo will make available to the Company and the SPAC and their respective counsels a draft thereof and will provide the Company and New PubCo (including their respective counsel) with a reasonable opportunity to comment on such draft and shall consider such comments in good faith. New PubCo shall not file any such documents with the SEC without the prior written consent of the Company and the SPAC (such consent not to be unreasonably withheld, conditioned or delayed and such consent may be provided by email by each respective Party or an authorized representative of such Party, as applicable). New PubCo will advise the Company and the SPAC, promptly after it receives notice thereof, of: (A) the time when the Registration Statement/Proxy Statement has been filed; (B) the effectiveness of the Registration Statement/Proxy Statement; (C) the filing of any supplement or amendment to the Registration Statement/Proxy Statement; (D) the issuance of any stop order by the SEC or of the initiation or written threat of any proceeding for such purpose; (E) any request by the SEC for amendment of the Registration Statement/Proxy Statement; (F) any comments from the SEC relating to the Registration Statement/Proxy Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement/Proxy Statement. New PubCo shall respond to any SEC comments on the Registration Statement/Proxy

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Statement as promptly as practicable and shall use commercially reasonable efforts to have the Registration Statement/Proxy Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that prior to responding to any requests or comments from the SEC, New PubCo will make available to the Company and the SPAC (including their respective counsels) drafts of any such response and provide the Company and the SPAC (including their respective counsels) with a reasonable opportunity to comment on such drafts and will consider any such comments in good faith and provided further, that each of the Company and the SPAC agree to cooperate fully with the preparation of responses to any comments from the SEC which relate to the Registration Statement/Proxy Statement. Without limiting the foregoing, ahead of any subsequent filing of the Registration Statement/Proxy Statement, each of the Company and the SPAC shall use its reasonable best efforts to provide any financial statements (including pro forma financial statements) and information required by Regulation S-X and the other rules and regulations of the SEC for inclusion in the Registration Statement/Proxy Statement to the extent that the Financial Statements are no longer current under the Regulation S-X.

(iv)  If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement/Proxy Statement so that the Registration Statement/Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, New PubCo shall promptly file an amendment or supplement to the Registration Statement/Proxy Statement containing such information and, to the extent required, the SPAC shall promptly file such amendment or supplement to the Registration Statement/Proxy Statement containing the same information. At any time prior to the Closing, the Company shall promptly inform the SPAC and New PubCo of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement/Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, the SPAC, New PubCo and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement/Proxy Statement, such that the Registration Statement/Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by the SPAC pursuant to this paragraph shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information. At any time prior to the Closing, the SPAC shall promptly inform the Company and New PubCo of any action taken or not taken by the SPAC or of any development regarding the SPAC, in any such case which is known by the SPAC, that would cause the Registration Statement/Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, the SPAC, New PubCo and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement/Proxy Statement, such that the Registration Statement/Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by the Company and New PubCo pursuant to this paragraph shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information.

(v)  New PubCo or the SPAC, as applicable, shall make all necessary filings, as required for itself, with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder.

(vi)  Each of the Company, the SPAC and New PubCo agrees to use commercially reasonable efforts to promptly furnish to the other Parties and their respective Representatives all information within its possession concerning itself, its Subsidiaries, officers, directors, managers, shareholders and other equityholders, as well as information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement/Proxy Statement, a Current Report on Form 8-K, Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the SPAC, New PubCo, the Company or VEON Ltd. to any regulatory authority (including Nasdaq) in connection with the Transactions.

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(b)  The SPAC shall, as promptly as practicable following the Proxy Clearance Date, take, in accordance with applicable Laws, Nasdaq rules and the SPAC Governing Documents, and will cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting and commence the mailing of the Proxy Statement to the SPAC Shareholders. The SPAC shall convene and hold a special meeting of the SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the SPAC Shareholder Approval, which meeting shall be held not more than 25 Business Days after the date on which the SPAC mails the Proxy Statement to its shareholders. The SPAC shall use reasonable best efforts to obtain the SPAC Shareholder Approval at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Laws for the purpose of seeking the SPAC Shareholder Approval. The SPAC shall include the SPAC Recommendation in the Proxy Statement. The SPAC shall keep the Company reasonably informed regarding all matters relating to the SPAC Shareholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by the SPAC in respect of such matters and similar updates regarding any redemptions. The SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking the SPAC Shareholder Approval shall not be affected by any intervening event or circumstance, and the SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of the SPAC Shareholders the SPAC Shareholder Matters, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance. The board of directors of the SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the SPAC shall be entitled to postpone or adjourn the Special Meeting on one or more occasions for up to 45 days in the aggregate to the extent that such postponement or adjournment is reasonably necessary (i) to ensure that any supplement or amendment to the Registration Statement/Proxy Statement that the board of directors of the SPAC has determined in good faith and on the advice of counsel is required by applicable Laws is disclosed to SPAC Shareholders and for such supplement or amendment to be promptly disseminated to SPAC Shareholders prior to the Special Meeting to the extent required by applicable Laws, (ii) to ensure that if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Class A Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) to seek withdrawals of redemption requests from SPAC Shareholders if the SPAC reasonably expects the SPAC Shareholder Redemption payments would cause the condition in Section 8.1(f) to not be satisfied at the Closing; or (iv) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; provided that in the event of a postponement or adjournment the Special Meeting shall be reconvened as promptly as practicable, following such time as the matters described in such clauses have been resolved; provided, further, that the SPAC shall not be entitled to postpone or adjourn the Special Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). The SPAC shall, in accordance with Section 238(4) of the Cayman Act, give written notice of the authorization of the Merger to any SPAC Shareholder who made a written objection to the Merger in accordance with Section 238(2) of the Cayman Act.

7.2.  Certain Regulatory Matters. Without prejudice to Section 7.5, each of the Parties:

(a)  acting reasonably and in good faith shall determine and agree in writing whether any pre-Closing consents, approvals, clearances, confirmations, waivers, licenses, permits, orders, or any other authorizations from Governmental Entities are required to implement the Sale and/or the Merger (such agreed approvals being the “Agreed Regulatory Approvals”);

(b)  in the event it is determined any Agreed Regulatory Approval is required, shall, and shall ensure that their respective Representatives shall, use their reasonable best efforts to take all actions necessary, proper or advisable, as determined by each of the Parties in their reasonable discretion, to obtain such Agreed Regulatory Approval as promptly as practicable, including: (i) preparing and making all filings, applications, notifications, or submissions (whether initial or supplementary) required under any applicable Laws in connection therewith as promptly as practicable (and in any event in accordance with any applicable time limits); (ii) promptly furnishing to the other Parties and the applicable Governmental Entities such documents, information, and assistance as they may reasonably request (and in any case in accordance with any applicable time limits); (iii) using reasonable best efforts to promptly and in good faith respond to any reasonable requests for information from the other Parties and the applicable Governmental Entities in connection therewith and taking all steps necessary, proper, or advisable to avoid any declaration of incompleteness, suspension or extension of the respective review period by the applicable

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Governmental Entity; (iv) obtaining duly issued consents, approvals, clearances, confirmations, waivers, licenses, permits, orders or any other authorizations from the applicable Governmental Entities required in connection therewith as soon as practicable (and in any event in accordance with any applicable time limits); (v) otherwise using reasonable best efforts to cooperate in good faith with the other Parties and the applicable Governmental Entities and taking actions necessary, proper, or advisable in connection therewith;

(c)  shall, and shall ensure that their Representatives shall: (i) promptly provide the other Parties with copies of all material written communications (and memoranda setting forth the substance of all material oral communications) between each of them, any of their Affiliates, and their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, in connection with the Transaction; (ii) promptly inform the other Parties of any material communications to or from Governmental Entities in connection with the Transactions; (iii) permit the other Parties to review reasonably in advance any filings, applications, notifications, or submissions (whether initial or supplementary) or material proposed written communication to any Governmental Entity in connection with the Transactions and incorporate reasonable comments thereto, provided that the respective Parties promptly provide their comments; (iv) give the other Parties prompt written notice of the commencement of any Proceeding in connection with the Transactions and keep the other Parties reasonably informed as to the status of such Proceeding; (v) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation, or inquiry in connection with the Transactions unless, and to the extent reasonably practicable, they consult with the other Parties in advance and, to the extent permitted by such Governmental Entity, give the other Parties the opportunity to attend; and (vi) promptly furnish each other with copies of all material correspondence, filings, and material written communications between such Party, their Affiliates and their respective Representatives, on the one hand, and any such Governmental Entity in connection with the Transactions, provided, however, that, notwithstanding the foregoing, the Parties shall not be required to disclose confidential, commercially sensitive, or legally privileged information relating to themselves, their Affiliates or Representatives to the other Parties unless the provision of such documents or information is necessary under applicable Law, in which case the disclosure of such information shall be made only to the extent allowed under applicable Law, with appropriate redactions or on a confidential external counsel-to-counsel basis; and

(d)  shall not, and shall ensure that their Representatives shall not, take any actions that could reasonably be expected to adversely affect the obtaining of the Agreed Regulatory Approvals (if any) or consummation of the Transactions.

7.3.  Other Filings; Press Release.

(a)  Within four business days after the execution of this Agreement and not later than as required by applicable Laws, (i) the SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement and any other required matters to be reported in accordance with the rules under Form 8-K, the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by the Company; and (ii) VEON Ltd. will prepare and file a Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement. For purposes of this Section 7.3(a), a “business day” shall mean a business day as defined by the SEC.

(b)  Promptly after the execution of this Agreement, the SPAC and the Company shall also issue a mutually agreeable joint press release announcing the execution of this Agreement.

(c)  The SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to the Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. New PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by the SPAC and the Seller. Within four business days of the date of the Special Meeting, the SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, New PubCo shall file the Closing Form 6-K with the SEC. Prior to the Closing, the SPAC and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, the SPAC shall issue the Closing Press Release. For purposes of this Section 7.3(c), a “business day” shall mean a business day as defined by the SEC.

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7.4.  Confidentiality; Communications Plan; Access to Information.

(a)  Following the date hereof, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement. Beginning on the date hereof, and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, on the one hand, or the SPAC, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality (including the Confidentiality Agreement); (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality to the disclosing Party or an Affiliate thereof; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Law or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by the SPAC (in the case of disclosure by the Company Parties) or the Company (in the case of disclosure by the SPAC).

(b)  The SPAC, the Seller, and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Documents or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by the SPAC or its Affiliates, or the SPAC, in the case of a public announcement by any Company Party or their Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), provided that the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, except: (i) if such announcement or other communication is required by applicable Laws, in which case, other than, in the case of the Company Parties, routine disclosures to Governmental Entities made by any Company Party or its Affiliates in the ordinary course of business or any other communication by any Company Party or its Affiliates that is not widely disseminated, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such public announcement or public communication or dissemination and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; and (ii) in the case of the Company Parties internal announcements to employees or external communications to banks, customers or suppliers, in each case, as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith).

(c)  Notwithstanding any other provisions of this Agreement, VEON Ltd. shall be permitted to make disclosures in accordance with the applicable securities Laws, Orders, listing agreements and rules of stock exchanges on which its securities are traded.

(d)  The Company will afford the SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as the SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Group Companies. The SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the SPAC during the period prior to the Closing to obtain information concerning the business, including properties, results of operations and personnel of the SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the SPAC. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of any attorney-client or other privilege or, (ii) violate any Contract to which such Party or any of its Affiliates is a party or bound; provided that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

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7.5.  Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limitation to any other covenant or agreement in this Agreement or any other Transaction Document, each of the Seller, the Company, New PubCo, Merger Sub and the SPAC agrees to use commercially reasonable efforts to take, or cause to be taken, actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII, to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any are agreed by the Parties to be required to consummate the Transactions; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions set forth on Section 7.5(c) of the VEON Disclosure Schedule; (d) the termination of each agreement set forth on Section 7.5(d) of the VEON Disclosure Schedule; (e) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of the SPAC, sending a termination letter to Continental Trust substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything contained in this Section 7.5 or otherwise in this Agreement to the contrary, nothing in this Agreement shall be deemed to require the SPAC or any Company Party to (and neither the SPAC nor any Company Party shall, without the other Party’s prior written consent) offer, negotiate, agree to, consent to, or effect any divestiture, transfer, license or other disposition by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, the incurrence of any liability or expense, or any other remedy, commitment or condition of any kind.

7.6.  Information Supplied.

(a)  The information supplied or to be supplied by or on behalf of the SPAC for inclusion or incorporation by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement/Proxy Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement/Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

(b)  The information relating to the Group Companies, New PubCo and Merger Sub to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement/Proxy Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholder, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement/Proxy Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement/Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

7.7.  No Securities Transactions. No member of the VEON Group or any Group Company on the one hand, or the SPAC on the other hand, will, directly or indirectly, engage in any transactions involving the securities of the SPAC or VEON Ltd., respectively, take any other action with respect to the securities of the SPAC or VEON Ltd., respectively, in violation of the U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq, or cause or encourage any third party to do any of the foregoing, prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Seller, the Group Companies and the SPAC shall direct each of its officers and directors to comply with the foregoing requirement.

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7.8.  No Claim Against Trust Account. Each Company Party acknowledges and understands that the SPAC has established the Trust Account described therein for the benefit of the SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions are not, or, in the event of a termination of this Agreement, another business combination is not, consummated within 24 months from the closing of the SPAC’s initial public offering, the SPAC will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, each of the Company Parties hereby irrevocably waives any right, title, interest or claim (whether based on contract, tort, equity or any other theory of legal liability) of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement, the Transactions or any negotiations, contracts or agreements with the SPAC; provided that: (a) nothing herein shall serve to limit or prohibit any Company Party’s right to pursue a claim against the SPAC pursuant to this Agreement for legal relief against monies or other assets of the SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for the SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Shareholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) (so long as such claim would not affect the SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption) or for Intentional Fraud; and (b) nothing herein shall serve to limit or prohibit any claims that any Company Party may have in the future pursuant to this Agreement against the SPAC’s assets or funds that are not held in the Trust Account (including any such assets or funds that have been released from the Trust Account). Notwithstanding anything herein to the contrary, this Section 7.8 shall survive the termination of this Agreement for any reason.

7.9.  Disclosure of Certain Matters. Each of the SPAC, New PubCo, Merger Sub, the Seller, and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (ii) would require any amendment or supplement to the Registration Statement/Proxy Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.10.  Securities Listings. From the date hereof through the Closing, the SPAC shall use reasonable best efforts to ensure the SPAC remains listed as a public company on, and for shares of SPAC Class A Ordinary Shares to be listed on, Nasdaq. Prior to the Closing Date, New PubCo shall apply for (and the Company and the SPAC shall reasonably cooperate with New PubCo with respect thereto), and each shall use reasonable best efforts to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on Nasdaq (or other public stock market or exchange in the United States as may be agreed by the Company and the SPAC) and accepted for clearance by the Depository Trust Company, subject to official notice of issuance, at Closing.

7.11.  No Solicitation.

(a)  During the Interim Period, the Company shall not, and shall cause the Company’s Subsidiaries not to, and shall direct their respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the SPAC and its Representatives) concerning any merger, consolidation, sale of ownership interests and/or material assets, recapitalization or similar transaction of, by or involving any Group Company, New PubCo or Merger Sub (each, a “Company Business Combination”); (ii) enter into any agreement regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination, in each case provided that the provisions of this Section 7.11(a) shall not in any way restrict (x) the implementation of the VEON Pre-Closing Steps; or (y) any actions expressly permitted to be taken by this Agreement or any of the other Transaction Documents. The Company shall, and shall cause the Company’s Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person (other than the SPAC and its Representatives) with respect to any Company Business Combination.

(b)  During the Interim Period, the SPAC shall not, and shall cause the Sponsor not to, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company Parties and their respective Representatives) concerning any merger, consolidation, purchase of ownership interests or assets, recapitalization or similar business combination transaction of, by or involving the SPAC

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(each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. The SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c)  Each Party shall promptly (and in no event later than twenty-four (24) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall keep the other Parties reasonably informed of any material developments with respect to such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.

7.12.  Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice the SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, the SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental Trust to, and Continental Trust shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their shares of SPAC Class A Ordinary Shares redeemed for cash in accordance with the provisions of SPAC Governing Documents; (B) for income tax or other tax obligations of the SPAC prior to the Closing; (C) for all Seller Transaction Expenses and Outstanding SPAC Transaction Expenses to be paid or reimbursed pursuant to the terms of this Agreement; and (D) as reimbursement of expenses to directors, officers and shareholders of the SPAC and any other Indebtedness of the SPAC, if any (which shall be deemed to be Outstanding SPAC Transaction Expenses); and (b) thereafter, the remaining proceeds delivered to the Surviving Company and the Trust Account shall terminate, except as otherwise provided therein.

7.13.  Director and Officer Matters.

(a)  New PubCo, Merger Sub and the Company.

(i)  New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any New PubCo, Merger Sub or the Company (each, together with such person’s heirs, executors or administrators (a “VEON D&O Indemnified Party”)), as provided in the New PubCo Governing Documents, Merger Sub Governing Documents or Company Governing Documents shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, New PubCo shall, and shall cause the Company to, maintain in effect exculpation, indemnification and advancement of expenses provisions that are no less favorable than those of the New PubCo Governing Documents and Company Governing Documents, respectively, as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause the Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any VEON D&O Indemnified Party unless required by applicable Law; provided, however, that all rights to indemnification or advancement of expenses in respect of any Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

(ii)  The rights of each VEON D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the New PubCo Governing Documents or Merger Sub Governing Documents, any other indemnification arrangement, any Law or otherwise. The obligations of New PubCo and the Company under this Section 7.13(a) shall not be terminated or modified in such a manner as to adversely affect any VEON D&O Indemnified Party without the consent of such VEON D&O Indemnified Party. The provisions of this Section 7.13(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the VEON D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13(a).

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(iii)  If New PubCo or, after the Closing, the Surviving Company or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or Merger Sub, as applicable, assume the obligations set forth in this Section 7.13(a).

(b)  The SPAC.

(i)  New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in the SPAC Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, New PubCo shall maintain in effect exculpation, indemnification and advancement of expenses provisions no less favorable than those of SPAC Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party unless required by applicable Law; provided, however, that all rights to indemnification or advancement of expenses in respect of any Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

(ii)  Prior to the Closing, the SPAC shall obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person prior to the Closing that is or was a director or officer of the SPAC on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time. The SPAC D&O Tail shall be maintained for the six-year period following the Closing. New PubCo shall maintain the SPAC D&O Tail in full force and effect for its full term and shall honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(b)(ii).

(iii)  The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the SPAC Governing Documents, any other indemnification arrangement, any Law or otherwise. The obligations of New PubCo and the SPAC under this Section 7.13(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.13(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13(b).

(iv)  If New PubCo or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo assume the obligations set forth in this Section 7.13(b).

7.14.  Tax Matters

(a)  New PubCo, the SPAC, the Seller and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with matters relating to the Intended Tax Treatment or the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of New PubCo, the SPAC, the Seller (solely to the extent related to its ownership of the Group Companies) or any Group Company. Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)  All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions, but in each case excluding any Taxes required to be paid by the SPAC in respect of any redemptions, including the SPAC Shareholder Redemptions, pursuant to the Inflation Reduction Act of 2022 (collectively, “Transfer Taxes”) shall be borne and paid by New PubCo. Unless

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otherwise required by applicable Law, New PubCo shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Merger Sub and the SPAC and New PubCo shall reasonably cooperate with respect thereto as necessary). The Company and the SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(c)  Each of the Company Parties and the SPAC shall (i) use its respective commercially reasonable efforts to cause the Sale, the Merger and, to the extent applicable, the PIPE Investments to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede such Transactions from qualifying, for the Intended Tax Treatment. The SPAC and each of the Company Parties shall report the Sale, the Merger and, to the extent applicable, the PIPE Investments, consistently with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d)  In the event that the SEC requests any tax opinion/disclosure with respect to the Merger and/or the tax consequences to the SPAC Shareholders of the Merger in connection with the Registration Statement/Proxy Statement, (i) each of the Company Parties and the SPAC shall reasonably cooperate to execute and deliver to SPAC Counsel such customary tax representation letters as SPAC Counsel may reasonably request in form and substance reasonably satisfactory to SPAC Counsel and (ii) the SPAC shall use commercially reasonable efforts to cause SPAC Counsel to draft such disclosure and/or deliver any such opinion (or, if applicable, to explain why it is not able to provide such opinion). Any such opinions shall be based on the facts, representations, assumptions and exclusions set forth in such opinion, and in rendering such opinions, SPAC Counsel shall be entitled to rely upon customary assumptions and the tax representation letters referred to in this Section 7.14(d) and any other representations as may be reasonably requested by SPAC Counsel.

(e)  The Seller shall cause a request to be timely filed with the Dutch Tax Authorities by the parent of the fiscal unity for Dutch corporate income tax purposes (“DCIT Fiscal Unity”) and by the Company on the basis of section 3.3 of the Decree of 14 December 2010, no. DGB2010/4620M, most recently amended by the Decree of 2 April 2024, no. 2024-186206, to confirm that the CIT Fiscal Unity between the Seller and the Company will not terminate on the date of this Agreement.

7.15.  New PubCo Board.

(a)  The SPAC and New PubCo shall take all necessary action to cause the New PubCo Board as of immediately following the Closing to consist of up to seven directors, with one director designated by the SPAC and up to six directors designated by the Seller. The SPAC and the Seller shall expend commercially reasonable efforts to make such designations prior to the Proxy Clearance Date, and in any event prior to the Merger Effective Time. The Parties shall take all necessary actions consistent with applicable Laws to cause the New PubCo Board to be comprised of such designees. Any subsequent New PubCo Board shall be composed in accordance with and subject to the terms and conditions of the Amended and Restated New PubCo Governing Documents.

(b)  The New PubCo Board will, on the Closing Date, adopt resolutions (by vote or written consent) appointing officers of New PubCo.

(c)  The New PubCo Board will approve New PubCo’s entry into indemnification agreements with each director and officer of New PubCo, in form and substance that is reasonably acceptable to New PubCo, within fifteen (15) days of such director’s or officer’s appointment.

7.16.  New PubCo Equity Plan.

(a)  The SPAC, New PubCo and the Company shall cooperate to establish an equity incentive plan (the “New PubCo Equity Plan”) for directors, officers, employees and independent contractors of New PubCo and the Group Companies, to be approved by New PubCo and the Company and effective as of (and contingent on) the Closing. The proposed form of the New PubCo Equity Plan shall be approved by the SPAC prior to the Closing Date. New PubCo shall obtain the approval of the New PubCo Equity Plan from the New PubCo Board and the shareholder of New PubCo prior to the Closing, reserving the number of New PubCo Common Shares for grant thereunder equal to the New PubCo Equity Plan Amount (or such higher number as may be mutually agreed by the SPAC and the Company prior to the Closing Date).

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(b)  Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 7.16 are included for the sole benefit of the SPAC, New PubCo and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of the SPAC, New PubCo, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any SPAC Employee Benefit Plan or Group Employee Benefit Plan (as applicable) or other employee benefit plan, agreement or other arrangement before, on or following the Closing, or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any SPAC Employee Benefit Plan or Group Employee Benefit Plan (as applicable) or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

7.17.  Financial Statements; Other Financial Information.

(a)  As promptly as practicable after the date of this Agreement, the Company shall deliver to the SPAC, for inclusion in the Registration Statement/Proxy Statement, the PCAOB Audited Financials and shall use commercially reasonable efforts to obtain the consent of the independent auditors to use such PCAOB Audited Financials in the Proxy Statement and the Registration Statement/Proxy Statement.

(b)  The Company, the SPAC, New PubCo and Merger Sub shall each use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by the SPAC or New PubCo with the SEC in connection with the Transactions.

7.18.  Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder Proceedings (including derivative claims) relating to this Agreement, any other Transaction Document or any other matters relating thereto (collectively, “Transaction Litigation”) commenced against, in the case of the SPAC, it, its Affiliates or their respective Representatives (in their capacity as Representatives) or, in the case of the Company, any Company Parties, their Affiliates or any of their respective Representatives (in their capacity as Representatives). The SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other Party set forth in the immediately preceding sentence, the SPAC or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the SPAC or its Affiliates or any of their respective Representatives, and the Company or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or its Affiliates or any of their respective Representatives; provided, however, that prior to the Closing in no event shall either Party, its Affiliates, or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

7.19.  PIPE Investment. Following the date hereof, the Parties shall use their commercially reasonable efforts to obtain commitments from one or more investors (collectively, the “PIPE Investors”) for a private financing (collectively, the “PIPE Investments”) pursuant to the terms of one or more subscription agreements (collectively, the “PIPE Subscription Agreements”), the terms of which will be mutually agreed by the Seller and the SPAC, with such private placement to be consummated prior to or substantially concurrently with the consummation of the Transactions; provided that, the Cash Investment Amount shall not exceed the Maximum Cash Investment Amount.

7.20.  Old Bonds Repayment.

(a)  The SPAC, the Seller and the Company acknowledge that, pursuant to the terms and conditions of the relevant series of Old Bonds, holders of the respective Old Bonds have certain claims for principal and interest on redemption of the Old Bonds. Pursuant to the consent solicitations launched in respect of the Old Bonds as set out in the Consent Solicitation Memorandum dated 18 April 2024 (the “Old Bonds Consent Solicitations”), the Company

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is obligated (i) to pay certain amounts of the principal and/or interest (the “Repayment Amounts”) to the respective holders of the Old Bonds (the “Old Bond Holders”) in accordance with the terms and conditions of the respective Old Bonds (the “Repayment Events”) and the terms and conditions of the Old Bonds Consent Solicitations; and (ii) to the extent the corresponding series of New Bonds remains outstanding, exchange the relevant series of Old Bonds for the corresponding series of New Bonds in accordance with the terms and conditions of the Old Bonds Consent Solicitations (the “Exchange New Bonds”).

(b)  Subject to the Closing having occurred, the Seller agrees to pay or procure payment of the respective Repayment Amounts to the Company as follows: (i) the Company shall promptly provide the Seller with a written request for the Repayment Amount (the “Request for Funds”), specifying: (A) the applicable Repayment Amount; (B) the Old Bonds under which such Repayment Amount has become due and payable; (C) the grounds for the applicable Repayment Event; (D) the applicable Repayment Date; (E) the bank account of the Company to which the payment shall be made (the “Company Bank Account”); and (F) the supporting documents including, without limitation, any documentation provided in satisfaction of the terms and conditions of the Old Bonds Consent Solicitations, provided that a Request for Funds may be submitted more than once; (ii) upon receipt of the Request for Funds, the Seller shall, or shall procure that its Affiliates, promptly transfer the Repayment Amount in immediately available funds to the Company Bank Account by way of a cash contribution for no shares or such other method as shall be financially and tax neutral for the Company.

(c)  Upon receipt of the Repayment Amount from the Seller or its Affiliates to the Company Bank Account pursuant to a Request for Funds, the Company covenants to use the respective funds to pay the Repayment Amount to the respective Old Bond Holders in accordance with the terms and conditions of the respective Old Bonds and the terms and conditions of the Old Bonds Consent Solicitations.

(d)  The obligations of the Seller set forth in this Section 7.20 shall remain in full force and effect until the satisfaction of all obligations under the Old Bonds in full in accordance with the terms and conditions of the Old Bonds and the terms and conditions of the Old Bonds Consent Solicitations. It is acknowledged and agreed that the provisions of this Section 7.20 shall not apply to any amounts due and payable by the Company to the Old Bond Holders in connection with any breach, violation, or default by the Company under the terms and conditions of the respective Old Bonds and the Old Bonds Consent Solicitations occurring after the Closing, and such amounts shall not be included in the Repayment Amount.

7.21.  New Bonds.

(a)  In the period between the date hereof and the Closing, to the extent permitted by applicable Laws and Orders, the Company shall repay in full the April 2025 Bonds and the June 2025 Bonds in accordance with their respective terms and conditions including, without limitation, any Exchange New Bonds (the “New Bonds Repayment”). The Company shall promptly provide the SPAC with material updates on the implementation of the New Bonds Repayment, including evidence of repayment of the April 2025 Bonds and the June 2025 Bonds.

(b)  In the period between the date hereof and the Closing, the Company shall transfer the 2027 Bonds to VEON MidCo as part of the Demerger and pursuant to the 2027 Bonds Consent Solicitation (the “2027 Bonds Transfer”), which shall be implemented upon the execution of a supplemental trust and agency deed relating to the 2027 Bonds pursuant to which VEON MidCo shall be substituted in place of the Company as issuer and principal debtor in respect of the 2027 Bonds.

7.22.  Closing Documents. As soon as reasonably practicable following the date of this Agreement and, in any event, prior to Closing, each Party agrees to negotiate in good faith and to use its reasonable best efforts to agree on a form of (a) the Transfer Deed, (b) the Registration Rights Agreement, (c) the Plan of Merger and (d) the Amended and Restated New PubCo Governing Documents, in each case on terms reasonably satisfactory to the Parties.

7.23.  Sanctions Event. If, at any time between the date of this Agreement and the Closing Date, any of the Seller, a Group Company, the SPAC or any of their respective directors, officers or, to the Knowledge of VEON or the Knowledge of the SPAC, as applicable, Affiliates, becomes a Sanctioned Person (a “Sanctions Event”), the Seller (on behalf of itself or such Group Company) or the SPAC, as applicable, shall promptly (but in any event within ten (10) Business Days of such Person becoming a Sanctioned Person) notify the SPAC (in the case of the Seller or a Group Company) or the Seller (in the case of the SPAC) of such Sanctions Event in writing and if as a result of a Sanctions Event, it would be unlawful for the other Parties to consummate the Transactions, the Party that has become a Sanctioned

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Person (the “Targeted Party”) shall (or shall cause its directors, officers or Affiliates to) use its best efforts to obtain the relevant consent, permit, license, and/or other formal or informal authorization or guidance from the relevant Sanctions Authority (a “Sanctions License”) as required to allow Closing to take place notwithstanding a Sanctions Event.

7.24.  Financial Advisors. Each of New PubCo, the Company and the SPAC shall use its reasonable best efforts to deliver or, cause its representatives to deliver, all documents that may be reasonably required by any financial advisor to the Seller, the Company or the SPAC (the “Financial Advisors”), in form and substance reasonably satisfactory to the Financial Advisors to facilitate the PIPE Investment or the Closing. Such documents may include customary comfort letters from each of New PubCo’s, the Company’s and the SPAC’s respective independent auditors and legal opinions and negative assurance letters from counsel to each of New PubCo, the Company and the SPAC.

7.25.  Demerger.

(a)  In the period between the date hereof and the Closing, (i) to the extent permitted by applicable Laws and Orders and (ii) in accordance with the Demerger Proposal, the Company shall consummate the Demerger in conjunction with VEON Intermediate Holdings and VEON MidCo.

(b)  Following the Demerger, the Company will hold only the Retained Assets and Liabilities.

Article VIII
CONDITIONS TO THE TRANSACTION

8.1.  Conditions to Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, in writing, exclusively by both the SPAC and the Company:

(a)  SPAC Shareholder Approval. At the Special Meeting (including any postponement or adjournment thereof), the SPAC Shareholder Approval shall have been duly obtained.

(b)  Agreed Regulatory Approvals. The Parties shall have received all the Agreed Regulatory Approvals (if any), in each case, on terms and conditions reasonably satisfactory to the Parties.

(c)  Registration Statement/Proxy Statement. The Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order with respect to the Registration Statement/Proxy Statement.

(d)  No Injunctions or Restraints. (i) No Laws applicable to any Party or the Group Companies (whether temporary, preliminary or permanent) shall have been adopted, enacted, issued, promulgated, enforced or entered into force, (ii) no Orders in relation to any Party or the Group Companies (whether temporary, preliminary or permanent) shall have been entered, issued, made, or rendered, including, any Sanctions with respect to any of the Seller, a Group Company, the SPAC or any of their directors, officers or Affiliates, in each case causing a Sanctions Event such that it would be unlawful under applicable Sanctions for the Parties to proceed with activities necessary for Closing without receipt of a Sanctions License, and (iii) no Proceedings relating to any Party or the Group Companies shall have been initiated by any Governmental Entity, in the case of each of clauses (i), (ii) and (iii), that seeks to wholly or partially, directly or indirectly, prohibit, enjoin, restrict, invalidate, or make illegal consummation or performance of the Transactions in accordance with the terms of the Transaction Documents, or otherwise interfere with the ability of a Party to perform their respective obligations under the Transaction Documents in accordance with their respective terms, provided, however, that any aforementioned Laws, Orders, and Proceedings shall not include those known to the Parties or in effect prior to the date hereof.

(e)  Other Agreements. All Transaction Documents shall be in full force and effect and shall have not been rescinded by any of the parties thereto.

(f)  Minimum Cash. (i) The SPAC Cash shall equal or exceed the Minimum Cash Amount; (ii) the SPAC shall have made appropriate arrangements for giving effect to the receipt by New PubCo of the net amount of proceeds actually contributed by investors in accordance with the terms and conditions of the PIPE Subscription Agreements upon consummation of the PIPE Investments; and (iii) the SPAC shall have made appropriate arrangements for the funds in its Trust Account to be released upon the Closing in accordance with Section 7.12.

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(g)  Stock Exchange Approval. The New PubCo Common Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by the Company and the SPAC) subject to official notice of issuance thereof.

(h)  Demerger. The Seller and the Company shall have completed the Demerger.

(i)  VEON Bonds. The Company shall have completed the New Bonds Repayment and the 2027 Bonds Transfer.

8.2.  Additional Conditions to the Obligations of the Seller and the Company Parties. The obligations of the Seller, the Company, New PubCo and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)  Representations and Warranties. (i) The SPAC Fundamental Representations shall be true and correct on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties set forth in Section 5.2 shall be true and correct other than de minimis inaccuracies on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representations and warranties set forth in Section 5.7 shall be true and correct in all material respects on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (iv) all other representations and warranties set forth in Article V hereof shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitations contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b)  Performance of Obligations. The SPAC shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing in all material respects pursuant to the terms hereof.

(c)  No SPAC Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred and be continuing since the date of this Agreement.

(d)  Certificate. The SPAC shall have delivered to the Seller a certificate, signed by an authorized representative of the SPAC and dated as of the Closing, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e)  Other Agreements. The SPAC shall have delivered to the Seller (i) a copy of the Registration Rights Agreement duly executed by the Sponsor and (ii) counterparts of each other Transaction Document contemplated to be executed at the Closing duly executed by the SPAC.

(f)  Shareholdings. The number of New PubCo Shares to be issued to the Seller in consideration for the Sale is not less than 80% of the Fully Diluted Share Count.

8.3.  Additional Conditions to the Obligations of the SPAC. The obligations of the SPAC to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the SPAC:

(a)  Representations and Warranties. (i) The VEON Fundamental Representations shall be true and correct in all but de minimis respects on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) representations and warranties set forth in Section 4.3 shall be true and correct in all but de minimis respects on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier

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date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (iii) all other representations and warranties of the Seller, the Company, New PubCo and Merger Sub set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Group Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iii), where any failures of such representations and warranties of the Seller, the Company, New PubCo and Merger Sub to be so true and correct, individually and in the aggregate, has not had a Group Material Adverse Effect.

(b)  Performance of Obligations. The Seller, the Company, New PubCo and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing in all material respects pursuant to the terms hereof.

(c)  No Group Material Adverse Effect. No Group Material Adverse Effect shall have occurred and be continuing since the date of this Agreement.

(d)  Certificate. The Company shall have delivered to the SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(e)  Other Agreements. (i) All parties to the Registration Rights Agreement (other than the Sponsor) shall have delivered, or caused to be delivered, to the SPAC copies of the Registration Rights Agreement duly executed by all such parties and (ii) each of the Seller and the Company, New PubCo and/or Merger Sub shall have delivered to the SPAC each other Transaction Document contemplated to be executed at the Closing duly executed by the Seller, the Company, New PubCo and/or Merger Sub, as applicable.

8.4.  Frustration of Conditions. Neither the SPAC nor the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party hereto to be satisfied.

Article IX
TERMINATION

9.1.  Termination. This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written agreement of the SPAC and the Company at any time;

(b)  by either the Seller or the SPAC if the Closing shall not have occurred by September 30, 2025 (or such later date as determined in accordance with Section 9.2, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)  by either the Seller or the SPAC if a Governmental Entity shall have issued an Order, enacted, promulgated or enforced a Law or taken any other action, other than imposing any Sanctions, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which Order, Law or other action is final and nonappealable; provided that neither party may terminate this Agreement under this Section 9.1(c) until the earlier of: (i) sixty (60) days after such Order, Law or other action is in effect; and (ii) the Outside Date;

(d)  by either the Seller or the SPAC, if, at the Special Meeting (including any postponement or adjournment thereof), the SPAC Shareholder Approval is not obtained;

(e)  by the Seller, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the SPAC, or if any representation or warranty of the SPAC shall have become untrue, in either case, such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such breach by the SPAC is curable by the SPAC prior to the Closing, then the Seller must first provide written notice of such breach to the SPAC and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to the SPAC of such breach; and (ii) the Outside Date; provided, further, that the

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SPAC continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) if (A) the Company or the Seller shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the SPAC is cured within such 30-day period);

(f)  by the SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Seller, the Company, New PubCo or Merger Sub or if any representation or warranty of the Seller, the Company, New PubCo or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VIII, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such breach is curable by the Seller, the Company, New PubCo or Merger Sub, as applicable, prior to the Closing, then the SPAC must first provide written notice of such breach to the Seller and may not terminate this Agreement under this Section 9.1(f) until the earlier of: (i) thirty (30) days after delivery of written notice from the SPAC to the Seller of such breach; and (ii) the Outside Date; provided, further, that the Seller, the Company, New PubCo or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that the SPAC may not terminate this Agreement pursuant to this Section 9.1(f) if (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the Company, New PubCo or Merger Sub is cured within such 30-day period);

(g)  by the Seller, if the SPAC board of directors shall have publicly withdrawn, modified or changed, in any manner that is adverse to the other Parties, its approval or SPAC Recommendation;

(h)  by the SPAC, if a Sanctions Event occurs in respect of the Seller or a Group Company and either (i) such Sanctions Event is not resolved in accordance with Section 7.23 by the Outside Date or (ii) the SPAC determines in good faith on the advice of outside legal counsel that the failure to terminate this Agreement prior to the Outside Date would or would reasonably be expected to result in any of the SPAC, the Sponsor or their respective directors or officers being subject to any monetary or criminal liability under applicable Law in connection with such Sanctions Event;

(i)  by the Seller, if a Sanctions Event occurs in respect of the SPAC and either (i) such Sanctions Event is not resolved in accordance with Section 7.23 by the Outside Date or (ii) the Seller determines in good faith on the advice of outside legal counsel that the failure to terminate this Agreement prior to the Outside Date would or would reasonably be expected to result in any of the Seller or a Group Company or their respective directors or officers being subject to any monetary or criminal liability under applicable Law in connection with such Sanctions Event; and

(j)  by the SPAC if the Company Parties fail to deliver the PCAOB Audited Financials for the year ended December 31, 2024, on or before June 30, 2025.

9.2.  Outside Date. The Outside Date may be extended:

(a)  by mutual written agreement signed by both the Seller and the SPAC;

(b)  if a Sanctions License is required and all other conditions set forth in Article VIII have been satisfied or waived (other than those that by their nature are to be satisfied as of immediately prior to Closing, but such conditions being capable of being satisfied), by the SPAC (if the Sanctions Event relates to the Seller or a Group Company) or the Seller (if the Sanctions Event relates to the SPAC), at such Party’s sole discretion, by providing written notice to the Seller or the SPAC (as applicable), specifying the new Outside Date; or

(c)  if (1) the condition set forth in Section 8.1(b) has not been satisfied (provided that for purposes of Section 9.2(c)(1), “Agreed Regulatory Approvals” set forth in Section 8.1(b) shall exclude any (A) Laws, Orders or Proceedings (other than Sanctions Events) that are subject to Section 8.1(d), for which there shall be no extension right under this Section 9.2(c)(1), and (B) Sanctions Events, for which the Outside Date may only be extended in accordance with Section 9.2(b)), or (2) the Registration Statement/Proxy Statement has not yet been declared effective by the SEC and in the case of each of (1) or (2), all other conditions set forth in Article VIII have been satisfied or waived (other than those that by their nature are to be satisfied as of immediately prior to Closing, but such conditions being capable of being satisfied), by either the Seller or the SPAC, at their sole discretion, by providing written notice to the SPAC or the Seller, as applicable, specifying the new Outside Date;

provided that the Outside Date may be extended under clauses (b) and (c) one or several times but in no case to a date that is later than 90 days from September 30, 2025.

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9.3.  Notice of Termination; Effect of Termination.

(a)  Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b)  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.4, Section 7.8, this Section 9.3, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for its own Willful Breach of this Agreement or its own Intentional Fraud.

Article X
NO SURVIVAL

10.1.  No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of (i) any covenant or agreement of the Parties (including the agreements set forth in Section 7.4, Section 7.12, Section 7.13, Section 7.14 and Section 7.20) which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms, and (ii) the provisions of Article XI; or (b) the liability of any Person with respect to its own Intentional Fraud.

Article XI
GENERAL PROVISIONS

11.1.  Notices. Any notice or other communication to be given by a Party to another Party in connection with this Agreement shall, except where otherwise specifically provided: (a) be in writing in the English language; (b) given by pre-paid registered post, by an internationally recognized courier company or by email to the relevant address or email address set forth for such Party on Schedule III attached hereto, or (c) by any other method approved in writing by the receiving Party. The relevant addresses and email addresses for each Party are set forth on Schedule III attached hereto. Any notice or other communication sent in accordance with this Section 11.1 shall be deemed to have been given and received: (a) if sent by pre-paid courier, on the earlier of the time of delivery and three Business Days after being sent to a representative of the courier service; (b) if sent by email, upon being sent, subject to no automated notification of delivery failure being received by the sender for all the recipient email addresses, except that if such time is outside of Working Hours, such notice or other communication shall instead be deemed given and received at the start of the next period of Working Hours; or (c) if sent by any other method approved by the recipient, upon the recipient giving written confirmation of receipt. Any Party may change any of its notice details by giving written notice of such to each other Party. Such notice shall take effect two Business Days after it is given (or on any later date specified in such notice). This Section 11.1 does not apply to the formal service of any court proceedings.

11.2.  Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to a Schedule or an Exhibit, such reference shall be to a Schedule or an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available in the “Project Varna” online virtual data room hosted by Datasite at least three Business Days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or

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step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to any United States legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than the United States, be deemed to include what most nearly approximates in that jurisdiction to the United States legal term. References to Laws or Orders shall be construed also as references to all other Laws or Orders made under, or referred to in, such Laws or Orders, to such Laws or Orders as amended, re-enacted, consolidated or replaced, and to the application or interpretation of such Laws or Orders as affected by other Laws or Orders, from time to time. References to Governmental Entities shall include any entities which are successors to such entities, from time to time. References to documents (including this Agreement) include such documents as amended or varied in accordance with their terms, from time to time. References to a “Party” includes its successors in title, personal representatives and permitted assigns. All references to currency amounts in this Agreement shall mean United States dollars (unless otherwise expressly stated). For the purposes of applying a reference to a monetary sum not expressed in United States dollars, an amount in a different currency shall be deemed to be an amount in United States dollars translated at the Applicable Exchange Rate at the relevant date. References to writing shall include any modes of reproducing words in a legible and non-transitory form, including emails.

11.3.  Counterparts; Electronic Delivery. This Agreement, the Transaction Documents and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.4.  Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Schedules, Exhibits and Annexes hereto, the other Transaction Documents and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and current agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person other than the Parties any rights or remedies; provided, however, that (i) each VEON D&O Indemnified Party and each SPAC D&O Indemnified Party (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, the provisions of Section 7.13 and this Section 11.4, (ii) each Sponsor is an intended third-party beneficiary of, and may enforce, Section 7.14(a), Section 7.14(d) and Section 11.4, (iii) the Company non-recourse parties and the SPAC non-recourse parties (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, the provisions of this Section 11.4 and (iv) Latham & Watkins (London) LLP is intended third-party beneficiaries of, and may enforce, the provisions of Section 11.15 that confer any right or privilege to such party.

11.5.  Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) to the extent necessary, the Parties shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

11.6.  Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and immediate and irreparable harm or damage would occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which either party is entitled at law or in equity, each Party shall be entitled to

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equitable remedies against another Party for its breach or threatened breach of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and specific enforcement of the terms and provisions of this Agreement, in each case, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required; provided that the Parties acknowledge that the enforcement of such remedies may not be possible in connection with the Ukraine Invasion and the Ukraine Invasion Measures. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7.  Governing Law. This Agreement and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof; with the exception, that (a) the Transfer Deed and the matters involving the internal corporate affairs of the Company and the Sale shall be governed by and construed in accordance with the laws of the Netherlands and (b) the statutory and fiduciary and other duties of the directors of the SPAC and the directors of Merger Sub, the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of pursuant to the Merger, the cancellation and conversion of the SPAC Ordinary Shares as the case may be, the rights set forth in Section 238 of the Companies Act, the internal corporate affairs of New PubCo shall be governed by and determined in accordance with the laws of Bermuda, and the internal corporate affairs of the Company and Merger Sub shall in each case be governed by the laws of the Cayman Islands.

11.8.  Consent to Jurisdiction; Waiver of Jury Trial.

(a)  Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Documents and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Proceeding is brought in an inconvenient forum; or (e) the venue of such Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION DOCUMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF

Annex A-63

ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9.  Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10.  Expenses. All expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger or any other Transaction is consummated; provided that if this Agreement is terminated in accordance with its terms, the Seller shall pay, or cause to be paid, all Seller Transaction Expenses and the SPAC shall pay, or cause to be paid, all SPAC Transaction Expenses. Notwithstanding anything to the contrary herein, if the Sale, the Merger and the other Transactions shall be consummated, New PubCo shall, on the Closing Date following the Closing, (a) pay or cause to be paid by wire transfer of immediately available funds, all Outstanding Seller Transaction Expenses and Outstanding SPAC Transaction Expenses and (b) reimburse or cause to be reimbursed to the applicable member of the VEON Group or Company Party all Seller Transaction Expenses other than Outstanding Seller Transaction Expenses, in each case, from the combined cash accounts of the SPAC and the Company Parties after the release of funds from the Trust Account and the PIPE Investments, if any.

11.11.  Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12.  Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13.  Extension; Waiver. At any time prior to the Closing, the SPAC (on behalf of itself) and the Seller (on behalf of itself and the other Company Parties) may, to the extent not prohibited by applicable Laws: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Document in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14.  Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Seller, the Company, New PubCo, Merger Sub or the SPAC as named parties hereto. (a) No past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other representative of the Seller, any Company Party or of the SPAC and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate (including the Sponsor), agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any Company Party or the SPAC under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

Annex A-64

11.15.  Company Legal Representation. Each Party hereby agrees for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Latham & Watkins (London) LLP (or any of its successors) may represent any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Proceeding or obligation arising out of or relating to this Agreement, any Transaction Document or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Latham & Watkins (London) LLP provides legal services to Company or its Affiliates after the Closing Date. Each of Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between a Company Party or any of its respective Affiliates and respective counsel, including Latham & Watkins (London) LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Transaction Documents or the Transactions, or any matter relating to any of the foregoing, do not pass to the SPAC or the Sponsor notwithstanding the Merger, and instead survive, remain with and are controlled by the Company Parties (the “Company Party Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the Company Party Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Proceeding against or involving any Company Party after the Closing, and each of them agrees not to assert that any privilege has been waived as to the Company Party Privileged Communications.

11.16.  Disclosure Schedules. The VEON Disclosure Schedule and the SPAC Disclosure Schedule shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the VEON Disclosure Schedule or the SPAC Disclosure Schedule, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Seller the Company, New PubCo or Merger Sub, on the one hand, or the SPAC, on the other hand, as applicable, in this Agreement. Certain information set forth in the VEON Disclosure Schedule and the SPAC Disclosure Schedule is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the VEON Disclosure Schedule or the SPAC Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the VEON Disclosure Schedule or the SPAC Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the VEON Disclosure Schedule or the SPAC Disclosure Schedule is or is not material for purposes of this Agreement.

[Signature Page Follows]

Annex A-65

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

VEON AMSTERDAM B.V.
By:	/s/ Kaan Terzioglu
	Name:	Kaan Terzioglu
	Title:	Director

By:	/s/ Maciej Wojtaszek
	Name:	Maciej Wojtaszek
	Title:	Director

VEON HOLDINGS B.V.

By:	/s/ Kaan Terzioglu
	Name:	Kaan Terzioglu
	Title:	Director

By:	/s/ Maciej Wojtaszek
	Name:	Maciej Wojtaszek
	Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-66

KYIVSTAR GROUP LTD.
By:	/s/ Kaan Terzioglu
	Name:	Kaan Terzioglu
	Title:	Director
Varna Merger Sub Corp.
By:	/s/ Kaan Terzioglu
	Name:	Kaan Terzioglu
	Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-67

COHEN CIRCLE ACQUISITION CORP. I
By:	/s/ Betsy Z. Cohen
	Name:	Betsy Z. Cohen
	Title:	President and Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A-68

Schedule I
Adjusted Cash

[***]

Annex A-69

Schedule II
Seller Share Consideration Number Actions

[***]

Annex A-70

Schedule III
Notices

[***]

Annex A-71

Exhibit A
Form of Seller Loan Note

[***]

Annex A-72

Exhibit B
Pro Forma Capitalization Table

[***]

Annex A-73

Annex B

EXECUTION VERSION

SPAC SUPPORT AGREEMENT

This SPAC Support Agreement (this “Agreement”) is made as of March 17, 2025, by and among Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company (“SPAC”), Cohen Circle Sponsor I, LLC, a Delaware limited liability company (“CCS I”), Cohen Circle Advisors I, LLC, a Delaware limited liability company (“CCA I,” and together with CSS I, the “Sponsors”), Cantor Fitzgerald & Co., a New York general partnership (“Cantor” and, together with Sponsors, collectively the “Voting Parties” and individually each a “Voting Party”), and Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates (the “New PubCo”). Capitalized terms used and not defined herein have the respective meanings assigned to them in the Business Combination Agreement (as such term is defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, VEON Amsterdam B.V., a private company with limited liability, VEON Holdings B.V., a private company with limited liability, New PubCo and SPAC have entered into a Business Combination Agreement (as the same may be amended from time to time, the “Business Combination Agreement”), pursuant to which New PubCo and SPAC expect to effect a business combination transaction by which, among other things, (a) New PubCo will apply to list its common shares on Nasdaq and become a listed company and (b) Merger Sub will merge with and into SPAC, with SPAC surviving (the “Merger”), as a result of which all issued and outstanding ordinary shares of SPAC immediately prior to the effective time will be converted into the right to receive New PubCo Common Shares; and

WHEREAS, as a condition and inducement to New PubCo’s willingness to enter into the Business Combination Agreement, New PubCo has required that the Voting Parties enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used herein, the term “Voting Shares” shall mean, taken together, all securities of SPAC beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, excluding ordinary shares underlying unexercised warrants, but including any ordinary shares acquired upon exercise of such warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any Voting Party, including any and all securities of SPAC acquired and held in such capacity subsequent to the date hereof.

2. Representations and Warranties of the Voting Parties. Each Voting Party on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such Voting Party and such Voting Party’s Beneficial Ownership of its Voting Shares set forth on Annex A hereto, as follows:

(a) Authority. Such Voting Party has all requisite power and authority (or, if such Voting Party is an individual, capacity and competence) to enter into this Agreement, to perform such Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Voting Party. This Agreement constitutes a valid and binding obligation of such Voting Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(b) No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of such Voting Party is required in connection with the execution, delivery and performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation or, if such Voting Party

Annex B-1

is an entity, its constitutive governing documents, applicable to such Voting Party or to such Voting Party’s property or assets (including such Voting Party’s Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Merger or that would reasonably be expected to prevent such Voting Party from fulfilling its obligations under this Agreement.

(d) Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence, such Voting Party (i) Beneficially Owns its Voting Shares free and clear of all Liens (other than restrictions on transfer under applicable securities laws) and (ii) has the sole power to vote or cause to be voted its Voting Shares. Except as set forth in that certain letter agreement, dated October 10, 2024, entered into by certain of the Voting Parties for the benefit of SPAC (the “Insider Letter”), pursuant hereto and pursuant to, if such Voting Party is an entity, the constitutive governing documents of such Voting Party, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Voting Party is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares prior to the consummation of the Merger and there are no voting trusts or voting agreements with respect to such Voting Party’s Voting Shares. Other than as set forth on Annex A attached hereto, as of the date of this Agreement, such Voting Party does not Beneficially Own (i) any Voting Shares or (ii) any options, warrants or other rights to acquire any additional ordinary shares of SPAC (“SPAC Ordinary Shares”) or any security exercisable for or convertible into SPAC Ordinary Shares.

(e) No Litigation. There is no Proceeding pending against, or, to the knowledge of such Voting Party, threatened against, such Voting Party that would reasonably be expected to materially impair or materially adversely affect the ability of such Voting Party to perform such Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

3. Agreement to Vote Shares; Further Assurances.

(a) Each Voting Party irrevocably and unconditionally agrees during the term of this Agreement (x) to vote or cause to be voted all Voting Shares that he, she or it Beneficially Owns at every meeting (or in connection with any request for action by written consent) of the shareholders of SPAC at which such matters are considered and at every adjournment or postponement thereof, and (y) to execute a written consent or consents if shareholders of SPAC are requested to vote their shares through the execution of an action by written consent, in each case to the extent such Voting Shares are entitled to vote thereon pursuant to SPAC’s certificate of incorporation and bylaws: (i) in favor of (A) the Merger and the Business Combination Agreement and the other transactions contemplated thereby, (B) any proposal to adjourn or postpone such meeting of shareholders of SPAC to a later date if there are not sufficient votes to approve the Merger, and (C) any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement and considered and voted upon by the shareholders of SPAC; and (ii) against any proposal or offer from any Person (other than the New PubCo or any of its Affiliates) concerning (A) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving SPAC, or (B) the sale, lease, exchange or other disposition of any significant portion of SPAC’s properties or assets, (C) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SPAC under the Business Combination Agreement, and (D) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of SPAC’s conditions precedent under the Business Combination Agreement or change in any manner the voting rights of any class of shares of SPAC (including any amendments to SPAC’s articles of association and bylaws), except as contemplated by this Agreement.

(b) From time to time, at the request of SPAC, each Voting Party shall take all such further actions, as may be necessary or appropriate to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement, and execute customary documents incident to the consummation of the Merger.

4. No Voting Trusts or Other Arrangement. Each Voting Party agrees that during the term of this Agreement such Voting Party will not, and will not permit any entity under such Voting Party’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to such Voting Shares or subject any of such Voting Shares to any arrangement with respect to the voting of such Voting Shares except as contemplated in this Agreement. Each Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to its Voting Shares.

Annex B-2

5. Transfer and Encumbrance. During the term of this Agreement each Voting Party will not, directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or Voting Party’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit or restrict (x) Transfers by a Voting Party to (a) a Person holding more than 5% of the voting equity securities of SPAC immediately prior to such Transfer, (b) any investment fund or other entity controlled or managed by or under common management or control with such Voting Party or affiliates of such Voting Party, (c) another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Voting Party, (d) a Permitted Transferee (as such term is defined in the Insider Letter), or (e) if such Voting Party is an entity, any shareholder, member, partner or trust beneficiary as part of a distribution; provided, that the transferee agrees in a writing, reasonably satisfactory in form and substance to New PubCo and SPAC, to be bound by all of the terms of this Agreement, or (y) a Voting Party from entering into any contract, option or other agreement with respect to, or consenting to, a Transfer of, any of his, her or its Voting Shares or Voting Party’s voting or economic interest therein that would occur concurrently with or following the termination of this Agreement. Furthermore, during the term of this Agreement, each Voting Party will not, directly or indirectly, acquire any Voting Shares if, after such acquisition, such Voting Party would reasonably be expected to Beneficially Own more than 9.9% of New PubCo’s Common Shares after giving effect to the Merger.

6. Appraisal and Dissenters’ Rights. Each Voting Party hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Voting Party may have by virtue of ownership of its Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against SPAC relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Merger, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the board of directors of SPAC in connection with this Agreement, the Business Combination Agreement or the Merger.

7. Redemption Rights. Each Voting Party agrees not to redeem, elect to redeem or tender or submit any Voting Shares Beneficially Owned by such Voting Party for redemption in connection with any meeting of shareholders of SPAC, the Merger or any other transactions contemplated by the Business Combination Agreement.

8. Anti-Dilution Adjustment Waiver. Contingent upon the closing of the Merger, each Sponsor and each Insider who is a holder of SPAC Class B Ordinary Shares (“Class B Shares”), and who together hold at least a majority of the Class B Shares, hereby waives on behalf of the holders of all Class B Shares, pursuant to and in compliance with the provisions of the Second Amended and Restated Memorandum and Articles of Association of SPAC (as may be further amended from time to time, the “Articles”), any adjustment to the conversion ratio set forth in Section 17.3 of the Articles, and any rights to other anti-dilution protections with respect to the Class B Shares, that may arise in connection with the Merger.

9. Termination. This Agreement shall automatically terminate upon the earliest to occur of (i) the Merger Effective Time and (ii) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 9 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination and the provisions of Sections 10 through 13 hereof shall survive any termination of this Agreement.

10. No Agreement as Director or Officer. Each Voting Party is signing this Agreement solely in its capacity as a shareholder of SPAC. No Voting Party makes any agreement or understanding in this Agreement in such Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer of SPAC or any of its Subsidiaries (if Voting Party holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party (or any Affiliate, partner or employee of Voting Party) in his, her or its capacity as a director or officer of SPAC, and no actions or omissions taken in any Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party (or any Affiliate, partner or employee of Voting Party) from exercising his or her fiduciary duties as an officer or director to SPAC or its Subsidiaries.

Annex B-3

11. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

12. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email of a pdf document; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed to the relevant addresses and email addresses for each Party as set forth on Annex B attached hereto, or, if to the Voting Parties(s), to the address(es) set forth on Annex A hereto, or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

14. Miscellaneous.

(a) Governing Law; Waiver of Jury Trial. Sections 11.7 and 11.8 of the Business Combination Agreement are hereby incorporated herein by reference, mutatis mutandis.

(b) Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

(c) Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(d) Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(e) Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank]

Annex B-4

IN WITNESS WHEREOF, the parties hereto have executed and delivered this SPAC Support Agreement as of the date first written above.

SPAC:
COHEN CIRCLE ACQUISITION CORP. I
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	President and Chief Executive Officer
SPONSORS:
COHEN CIRCLE SPONSOR I, LLC
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	Manager
COHEN CIRCLE ADVISORS I, LLC
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	Manager

[Signature Page to SPAC Support Agreement]

Annex B-5

CANTOR:
CANTOR FITZGERALD & CO.
By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

[Signature Page to SPAC Support Agreement]

Annex B-6

COMPANY:
KYIVSTAR GROUP LTD.
By:	/s/ Kaan Terzioglu
Name:	Kaan Terzioglu
Title:	Director

[Signature Page to SPAC Support Agreement]

Annex B-7

Annex A

Voting Shares

[***]

Annex B-8

Annex B

Notices

[***]

[Annex B to Sponsor Agreement]

Annex B-9

Annex C

EXECUTION VERSION

SPONSOR AGREEMENT

This SPONSOR AGREEMENT (this “Agreement”) is made and entered into as of March 17, 2025, by and among (1) COHEN CIRCLE ACQUISITION CORP. I, a Cayman Islands exempted company (company number 382528) (the “SPAC”); (2) KYIVSTAR GROUP LTD., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates (“New PubCo”); (3) COHEN CIRCLE SPONSOR I, LLC, a Delaware limited liability company (“CCS I”), (4) COHEN CIRCLE ADVISORS I, LLC, a Delaware limited liability company (“CCA I,” and together with CSS I, the “Sponsors”), (5) CANTOR FITZGERALD & CO., a New York general partnership (“Cantor”), and (6) VEON AMSTERDAM B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”). Capitalized terms used herein without definition have the meanings set forth in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof (i) in aggregate, the Sponsors are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 7,905,000 SPAC Class B Ordinary Shares and (ii) CCS I is the holder of record and the “beneficial owner” of 445,000 Placement Units (as defined in the SPAC IPO Prospectus).

WHEREAS, as of the date hereof, Cantor is the holder of record and “beneficial owner” of 270,000 Placement Units.

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, the Company, New PubCo, the Merger Sub and the SPAC have entered into a business combination agreement dated as of the date hereof (the “Business Combination Agreement”), pursuant to which, among other matters, the Seller will sell the Company to New PubCo and the Merger Sub will be merged with and into the SPAC, on the terms and subject to the conditions set forth therein.

WHEREAS, in connection with the consummation of the Transactions: (a) all 445,000 and 270,000 of the New PubCo Securities to be issued to CCS I and Cantor, respectively, at Closing, in exchange for the SPAC Class A Ordinary Shares underlying the Placement Units, following the conversion of the Placement Units into SPAC Class A Ordinary Shares and SPAC Placement Warrants, will not be subject to a lock-up or vesting; (b) the Sponsors will forfeit 2,155,000 SPAC Class B Ordinary Shares (the “Forfeited Sponsor Shares”), (c) CCS I will forfeit 148,333.33 SPAC Placement Warrants, which represent all of the SPAC Placement Warrants underlying the Placement Units held by CCS I following the conversion of the Placement Units into SPAC Class A Ordinary Shares and SPAC Placement Warrants (the “Forfeited Sponsor Warrants”), (d) Cantor will forfeit 90,000 SPAC Placement Warrants, which represent all of the SPAC Placement Warrants underlying the Placement Units held by Cantor following the conversion of the Placement Units into SPAC Class A Ordinary Shares and SPAC Placement Warrants (the “Forfeited Cantor Warrants”), (e) 4,312,500 of the New PubCo Securities to be issued to the Sponsors at Closing in exchange for their SPAC Class A Ordinary Shares (resulting from the preceding conversion from the SPAC Class B Ordinary Shares in accordance with the conversion mechanics set forth in the SPAC Governing Documents) will be subject to a lock-up (the “Lock-up Securities”); and (iii) 1,437,500 of the New PubCo Securities to be issued for the benefit of the Sponsors at Closing in exchange for their SPAC Class A Ordinary Shares (resulting from the preceding conversion from the SPAC Class B Ordinary Shares in accordance with the conversion mechanics set forth in the SPAC Governing Documents) will be subject to certain vesting conditions (the “Vesting Securities”), in each case on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, immediately following the Closing, the Sponsors will hold 6,195,000 New PubCo Common Shares, as set forth in Annex A.

Annex C-1

WHEREAS, as an inducement to the New PubCo to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Adjustment Event” shall have the meaning set forth in Section 6.1.

“Business Combination Agreement” shall have the meaning set forth in the Recitals.

“First Vesting Longstop Date” shall mean the second anniversary of the Closing Date.

“First Vesting Tranche Condition” shall have the meaning set forth in Section 4.1(b)(i).

“First Vesting Tranche Securities” shall have the meaning set forth in Section 4.1(b)(i).

“Forfeited Cantor Warrants” shall have the meaning set forth in the Recitals.

“Forfeited Sponsor Shares” shall have the meaning set forth in the Recitals.

“Forfeited Sponsor Warrants” shall have the meaning set forth in the Recitals.

“Forfeited Unvested Securities” shall have the meaning set forth in Section 4.1(c).

“Insider Letter” shall mean that certain letter agreement, dated as of October 10, 2024, among the SPAC, the Sponsors and the Insiders (as such term is defined therein).

“Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving New PubCo.

“Lock-up” shall have the meaning set forth in Section 3.1.

“Lock-up Period” shall have the meaning set forth in Section 3.1.

“Lock-up Securities” shall have the meaning set forth in the Recitals.

“New PubCo Securities” shall mean the New PubCo Common Shares from time to time, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted.

“Permitted Transferee” shall mean the Persons to whom the Lock-up Securities may be Transferred in accordance with Section 3.1(c).

“Restricted Period” shall mean the period beginning on the Closing Date and ending: (a) in respect of the First Vesting Tranche Securities, on the earlier of (i) the date on which the First Vesting Tranche Securities become vested in accordance with Section 4.1(b)(i) and (ii) the First Vesting Longstop Date; and (b) in respect of the Second Vesting Tranche Securities, on the earlier of (i) the date on which the Second Vesting Tranche Securities become vested in accordance with Section 4.1(b)(ii) and (ii) the Second Vesting Longstop Date.

“Second Vesting Longstop Date” shall mean the fifth anniversary of the Closing Date.

“Second Vesting Tranche Condition” shall have the meaning set forth in Section 4.1(b)(ii).

“Second Vesting Tranche Securities” shall have the meaning set forth in Section 4.1(b)(ii).

“Securities Price” shall mean, on any date after the Closing, the closing sale price per share of the New PubCo Securities reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

Annex C-2

“SPAC IPO Prospectus” shall mean the final prospectus of the SPAC filed with the SEC (File No. 333-282271) on October 11, 2024.

“Trading Day” shall mean any day on which trading is generally conducted on the Nasdaq or such other exchange on which the New PubCo Securities are traded and published, from time to time.

“Transfer” shall mean: (a) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security; (b) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (c) the public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Vesting Securities” shall have the meaning set forth in the Recitals.

Article II
FORFEITURE; CAncellation

2.1 SPAC Ordinary Shares Forfeiture. On the Closing Date, effective immediately prior to the Merger Effective Time and conditioned upon the Closing: (a) the Sponsors hereby, without any further action by any Sponsor, the SPAC or any other Person, irrevocably surrender for cancellation and forfeit to the SPAC the Forfeited Sponsor Shares, which shall thereupon be deemed automatically cancelled and no longer be issued or outstanding, and no SPAC Class A Ordinary Shares, New PubCo Securities, or other consideration shall be delivered or deliverable in exchange therefor; and (b) the SPAC shall thereupon take such action as may be necessary or appropriate to cause Continental Trust to record the cancellation of the Forfeited Sponsor Shares and to take any and all such actions to give effect thereto and shall provide the Seller with written evidence that such cancellation has occurred.

2.2 CCS I Placement Warrant Forfeiture. On the Closing Date, effective immediately prior to the Merger Effective Time and conditioned upon the Closing: (a) CCS I hereby, without any further action by CCS I, the SPAC or any other Person, irrevocably surrender for cancellation and forfeits to the SPAC each Forfeited Sponsor Warrant, which shall thereupon be deemed automatically cancelled and no longer be issued or outstanding, and no New PubCo Public Warrant or other consideration shall be delivered or deliverable in exchange therefor; and (b) the SPAC shall thereupon take such action as may be necessary or appropriate to cause Continental Trust to record the cancellation of the Forfeited Sponsor Warrants and to take any and all such actions to give effect thereto and shall provide the Seller with written evidence that such cancellation has occurred.

2.3 Cantor Placement Warrant Forfeiture. On the Closing Date, effective immediately prior to the Merger Effective Time and conditioned upon the Closing: (a) Cantor hereby, without any further action by Cantor, the SPAC or any other Person, irrevocably surrenders for cancellation and forfeits to the SPAC each Forfeited Sponsor Warrant, which shall thereupon be deemed automatically cancelled and no longer be issued or outstanding, and no New PubCo Public Warrant or other consideration shall be delivered or deliverable in exchange therefor; and (b) the SPAC shall thereupon take such action as may be necessary or appropriate to cause Continental Trust to record the cancellation of the Forfeited Sponsor Warrants and to take any and all such actions to give effect thereto.

Article III
LOCK-UP OF SPONSORS’ SECURITIES

3.1 Lock-up.

(a) The Insider Letter provides, among other things, that the SPAC Class B Ordinary Shares, Placement Units, SPAC Class A Ordinary Shares and SPAC Placement Warrants held by the Sponsors shall only be transferable upon the happening of certain events. Effective as of the Merger Effective Time, and conditioned upon the Closing, the Insider Agreement shall automatically, without further action of any Person, be terminated and of no further force and effect.

Annex C-3

(b) Effective at the Merger Effective Time, the Sponsors shall not Transfer (the “Lock-up”) any of the Lock-up Securities until the earlier of (the “Lock-up Period”): (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price meets or exceeds $13.50 for 20 Trading Days out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event, in each case except to a Permitted Transferee as expressly permitted by Section 3.1(c) below. For the avoidance of doubt, the Lock-up during the Lock-up Period shall continue to apply to the Lock-up Securities following their transfer to a Permitted Transferee.

(c) Notwithstanding the provisions set forth in Section 3.1(b), the Sponsors, or any Permitted Transferee, as applicable, may Transfer any or all of the Lock-up Securities during the Lock-up Period: (i) (A) to any direct or indirect partners, members, directors, officers or equity holders of the Sponsors, any Affiliates of the Sponsors or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates or any immediate family member, partner, affiliate or employee of a member of the Sponsors, (B) by gift to any such Permitted Transferee in the preceding clause (A) or by trust, the beneficiaries of which are one or more Permitted Transferees under the preceding clause (A), and (C) by virtue of laws of descent and distribution upon death of any applicable Permitted Transferee in the preceding clause (A); (ii) by virtue of any binding Law or Order; (iii) by virtue of a Sponsor’s governing documents or by virtue of the laws of Delaware upon liquidation or dissolution of such Sponsor; (iv) for the purposes of granting a pledge as security or collateral in connection with any bona fide borrowing or the incurrence of any indebtedness by the Sponsor; provided that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers; and (v) pursuant to a Liquidation Event; provided, however, that in each case such Permitted Transferee must agree in writing to be bound by the provisions of this Agreement, including the restrictions set forth in this Section 3.1, prior to or in connection with such Transfer.

(d) During the Lock-up Period, each certificate (if any are issued) evidencing any Lock-up Securities shall be stamped or otherwise imprinted with, or each book entry account evidencing any Lock-up Securities must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR AGREEMENT, DATED AS OF MARCH 17, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) The Sponsor (and its Permitted Transferees) shall retain all of their rights as a holder of the Lock-up Securities during the Lock-up Period, including the right to vote and to receive any dividends and distributions in respect of any Lock-up Securities. For the avoidance of doubt, any shares of New PubCo Securities that are not Lock-up Securities shall not be subject to the provisions of this Section 3.1.

Article IV
VESTING OF SPONSOR’S SECURITIES

4.1 Vesting.

(a) Effective upon the Closing, the Vesting Securities shall be unvested and shall be subject to the vesting and forfeiture provisions set forth below, and no unvested Vesting Securities may be Transferred prior to the date, if any, such Vesting Securities become vested pursuant to the below provisions.

(b) The Vesting Securities shall be subject to vesting and forfeiture from and after the Closing as follows:

(i) 718,750 of the Vesting Securities (the “First Vesting Tranche Securities”): (A) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $15.00 for 20 Trading Days out of any consecutive 30 Trading Days (the “First Vesting Tranche Condition”), if such date occurs before the First Vesting Longstop Date; or (B) shall be irrevocably surrendered to New PubCo, without any consideration, effective on the first Business Day following the First Vesting Longstop Date, if the First Vesting Tranche Condition has not been satisfied on or before the First Vesting Longstop Date; and

Annex C-4

(ii) 718,750 of the Vesting Securities (the “Second Vesting Tranche Securities”): (A) shall immediately vest and no longer be subject to forfeiture on the first date that the Securities Price meets or exceeds $20.00 for 20 Trading Days out of any consecutive 30 Trading Days (the “Second Vesting Tranche Condition”), if such date occurs before the Second Vesting Longstop Date; or (B) shall be irrevocably surrendered to New PubCo, without any consideration, effective on the first Business Day following the Second Vesting Longstop Date, if the Second Vesting Tranche Condition has not been satisfied on or before the Second Vesting Longstop Date.

(c) If the First Vesting Tranche Securities and/or the Second Vesting Tranche Securities become subject to forfeiture in accordance with Sections 4.1(b)(i) and 4.1(b)(ii), respectively: (i) the First Vesting Tranche Securities and/or the Second Vesting Tranche Securities, as the case may be, shall be immediately and irrevocably surrendered, and no consideration shall be delivered or deliverable in exchange therefor (the “Forfeited Unvested Securities”); (ii) New PubCo shall immediately upon receipt of the Forfeited Unvested Securities direct Continental Trust (or its successor) or such other intermediaries as appropriate to take any and all such actions to either cancel the Forfeited Unvested Securities, or transfer them into treasury, or otherwise take such further actions as New PubCo shall determine; and (iv) the Sponsors shall cease to have any right, title or interest in and to such Forfeited Unvested Securities.

(d) During the Restricted Period, each certificate (if any are issued) evidencing any Vesting Securities shall be stamped or otherwise imprinted with, or each book entry account evidencing any Vesting Securities must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER, VOTING, DIVIDENDS AND OTHER RIGHTS SET FORTH IN A SPONSOR AGREEMENT, DATED AS OF MARCH 17, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) Notwithstanding anything to the contrary herein, any Vesting Securities shall immediately vest and no longer be subject to the restrictions in this Section 4.1 immediately prior to (but conditioned upon) the occurrence of a Liquidation Event.

(f) The Sponsors (and its Permitted Transferees) shall retain all of their rights as a beneficial holder of the Vesting Securities until such time, if any, that they are forfeited in accordance with this Agreement, including the right to vote and to receive any dividends and distributions in respect of any Vesting Securities; provided that any dividends and distributions declared and paid prior vesting shall be held by the Company and shall be paid to the Sponsors upon such time, if any, that the applicable Vesting Securities are no longer subject to the restriction in this Section 4.1; provided further that any dividends and distributions accrued on the Vesting Securities shall be returned to New PubCo if such Vesting Securities do not vest. For the avoidance of doubt, any shares of New PubCo Securities that are not Vesting Securities shall not be subject to the provisions of this Section 4.1.

4.2 Delivery of Vesting Securities. Following the date hereof, taking into account legal and regulatory considerations, the parties shall determine and at the Closing effect the most efficient method of delivering the benefit of the Vesting Securities to the Sponsors, which may, but need not be, by way of a trustee or escrow agent.

Article V
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Sponsors and Cantor. Each of each Sponsor and Cantor (severally, and not jointly) hereby represents and warrants as of the date hereof to the SPAC, New PubCo and Seller as follows:

(a) Organization; Due Authorization. Such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person. This Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of

Annex C-5

such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) Ownership. Such Person is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, as applicable, (i) its Placement Units; and (ii) its SPAC Class B Ordinary Shares (if any), and there exist no Liens or any other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Placement Units or SPAC Class B Ordinary Shares) affecting any such Placement Units or SPAC Class B Ordinary Shares, other than pursuant to (i) this Agreement, (ii) the Business Combination Agreement, (iii) the SPAC Governing Documents, (iv) the Insider Letter and (v) any applicable securities Laws. Other than pursuant to the Business Combination Agreement and the SPAC Governing Documents, such Person does not hold or own any rights to acquire (directly or indirectly) any equity securities of New PubCo or any equity securities convertible into, or which can be exchanged for, equity securities of New PubCo.

(c) No Conflicts. The execution and delivery of this Agreement by such Person does not, and the performance by such Person of its obligations hereunder will not: (i) conflict with or result in a violation of the organizational documents of such Person; or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Person or such Person’s Placement Units or SPAC Class B Ordinary Shares, as applicable), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement. Such Person has full right and power to enter into this Agreement.

(d) Litigation. There are no Proceedings pending against such Person, or to the knowledge of such Person threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement.

(e) Acknowledgment. Such Person understands and acknowledges that each of New PubCo, the Seller, and the SPAC is entering into the Business Combination Agreement in reliance upon such Person’s execution and delivery of this Agreement. Such Person has had the opportunity to read the Business Combination Agreement, and has had the opportunity to consult with its tax and legal advisors.

5.2 Representations and Warranties of the SPAC, New PubCo and the Seller. Each of the SPAC, New PubCo and the Seller (severally, and not jointly) hereby represents and warrants as of the date hereof to the each other party hereto as follows:

(a) Organization; Due Authorization. Such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person. This Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) No Conflicts. The execution and delivery of this Agreement by such Person does not, and the performance by such Person of its obligations hereunder will not: (i) conflict with or result in a violation of the organizational documents of such Person; or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement. Such Person has full right and power to enter into this Agreement.

(c) Litigation. There are no Proceedings pending against such Person, or to the knowledge of such Person threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement.

Annex C-6

Article VI
Miscellaneous

6.1 Equitable Adjustment. If the outstanding New PubCo Securities shall have been changed into a different number of shares or a different class, by reason of any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Securities), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Securities (the “Adjustment Event”) while restrictions set forth in Article III and Article IV remain in effect, then any number, value (including dollar value) or amount contained herein which is based upon the number of New PubCo Securities will be equitably adjusted for such Adjustment Event. Any adjustment under this Section 6.1 shall become effective at the close of business on the date any such Adjustment Event becomes effective.

6.2 Restricted Transfers. If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and New PubCo shall refuse to recognize any such transferee of the Lock-up Securities and/or Vesting Securities as one of its securityholders for any purpose. In order to enforce this Section 6.2, New PubCo may impose stop-transfer instructions with respect to the Lock-up Securities and/or Vesting Securities of the attempted transferor (and any permitted transferees and assigns thereof) until the restrictions contained herein are no longer applicable.

6.3 Legend Removal. Following the expiration or release of all transfer restrictions pursuant to Article III and Article IV, New PubCo shall, upon the request of an applicable holder and subject to applicable Law or Order, cause any legend stamped or otherwise imprinted in accordance with Section 3.1(d) and Section 4.1(d) to be removed from the certificate or book-entry position evidencing the applicable Lock-up Securities or Vesting Securities; provided that any legends required by applicable Law shall remain until the New PubCo reasonably determines after consultation with counsel that such legends may be removed.

6.4 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect: (a) upon the mutual written agreement signed in writing by each of the Sponsors, the SPAC, the Seller, and New PubCo; (b) automatically upon the termination of the Business Combination Agreement in accordance with its terms; or (c) automatically at such time that all of (i) the Lock-up Securities and (ii) the Vesting Securities are no longer subject to the terms and conditions of Article III and Article IV hereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby. This Section 6.4 through Section 6.14 shall survive the termination of this Agreement.

6.5 Governing Law. This Agreement and any action, suit, dispute, controversy or claim arising out of this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

6.6 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Documents and the consummation of the Transactions. Each party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Proceeding is brought in an inconvenient forum; or (e) the venue of such Proceeding is improper. Each party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.11 and

Annex C-7

waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.6, any party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION DOCUMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the parties are personal to the parties and may not be transferred or delegated by the parties at any time.

6.8 Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach, and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware.

6.9 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

6.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.11 Notices. Any notice or other communication to be given by a party to another party in connection with this Agreement shall, except where otherwise specifically provided: (a) be in writing in the English language; (b) given by pre-paid registered post, by an internationally recognized courier company or by email to the relevant address or email address set forth below, or (c) by any other method approved in writing by the receiving party. The relevant addresses and email addresses for each party are as set forth on Annex B attached hereto.

Any notice or other communication sent in accordance with this Section 6.11 shall be deemed to have been given and received: (a) if sent by pre-paid courier, on the earlier of the time of delivery and three Business Days after being sent to a representative of the courier service; (b) if sent by email, upon being sent, subject to no automated notification of delivery failure being received by the sender for all the recipient email addresses, except that if such time is outside of Working Hours, such notice or other communication shall instead be deemed given and received at the start of the next period of Working Hours; or (c) if sent by any other method approved by the recipient, upon the recipient giving written confirmation of receipt. Any party may change any of its notice details by giving written notice of such to each other party. Such notice shall take effect two Business Days after it is given (or on any later date specified in such notice). This Section 6.11 does not apply to the formal service of any court proceedings.

Annex C-8

6.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be constitute an original, and all of which taken together shall constitute one and the same instrument.

6.13 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

6.14 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any other Person other than the Parties any rights or remedies.

6.15 Certain Waivers. Subject to Cantor’s receipt in full of the Modified Deferred Fee, in cash, on or about the Closing Date, as set forth in and as defined in that certain Fee Reduction Agreement between Cantor and the SPAC, dated on or about the date hereof, Cantor, by execution and delivery of this Agreement, waives compliance by the SPAC, effective as of, and conditioned upon, the consummation of the Transactions at the Merger Effective Time, with Sections 3.6.2, 3.8, 3.9, 3.12, 3.13, 3.21, 3.28, 3.30, 3.32, 3.34.4 of that certain Underwriting Agreement dated October 10, 2024, by and between the SPAC and Cantor, as representative of the Underwriters (as defined therein).

[Signature Page Follows]

Annex C-9

IN WITNESS WHEREOF, the parties hereto have each caused this Sponsor Agreement to be duly executed as of the date first written above.

COHEN CIRCLE ACQUISITION CORP. I
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex C-10

COHEN CIRCLE SPONSOR I, LLC
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	Manager
COHEN CIRCLE ADVISORS I, LLC
By:	/s/ Betsy Z. Cohen
Name:	Betsy Z. Cohen
Title:	Manager

[Signature Page to Sponsor Agreement]

Annex C-11

Cantor Fitzgerald & Co.
By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

[Signature Page to Sponsor Agreement]

Annex C-12

KYIVSTAR GROUP LTD.
By:	/s/ Kaan Terzioglu
Name:	Kaan Terzioglu
Title:	Director

[Signature Page to Sponsor Agreement]

Annex C-13

VEON AMSTERDAM B.V.
By:	/s/ Kaan Terzioglu
Name:	Kaan Terzioglu
Title:	Director
By:	/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

[Signature Page to Sponsor Agreement]

Annex C-14

ANNEX A

Sponsors’ New PubCo Common Shares immediately after the Closing

[***]

Annex C-15

ANNEX B

Notices

[***]

Annex C-16

Annex D

EXECUTION VERSION

SELLER LOCK-UP AGREEMENT

This SELLER LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of March 17, 2025, by and among (1) KYIVSTAR GROUP LTD., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates (“New PubCo”); (2) COHEN CIRCLE SPONSOR I, LLC, a Delaware limited liability company (“CCS I”), (3) COHEN CIRCLE ADVISORS I, LLC, a Delaware limited liability company (“CCA I,” and together with CSS I, the “Sponsors”), and (4) VEON AMSTERDAM B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904 (the “Seller”). Capitalized terms used herein without definition have the meanings set forth in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, the Company, New PubCo, the Merger Sub and the SPAC have entered into a business combination agreement dated as of the date hereof (the “Business Combination Agreement”), pursuant to which, among other matters, the Seller will sell the Company to New PubCo and the Merger Sub will be merged with and into the SPAC, on the terms and subject to the conditions set forth therein.

WHEREAS, in connection with the consummation of the Transactions, 95% of the New PubCo Securities to be issued to the Seller at Closing in consideration for the sale of the Company to New PubCo will be subject to a lock-up (the “Lock-up Securities”), on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as an inducement to the Sponsors to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Adjustment Event” shall have the meaning set forth in Section 4.1.

“Business Combination Agreement” shall have the meaning set forth in the Recitals.

“Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving New PubCo.

“Lock-up” shall have the meaning set forth in Section 2.1.

“Lock-up Period” shall have the meaning set forth in Section 2.1.

“Lock-up Securities” shall have the meaning set forth in the Recitals.

“New PubCo Securities” shall mean the New PubCo Common Shares from time to time, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted.

“Permitted Transferee” shall mean the Persons to whom the Lock-up Securities may be Transferred in accordance with Section 2.1(b).

Annex D-1

“Securities Price” shall mean, on any date after the Closing, the closing sale price per share of the New PubCo Securities reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“SPAC IPO Prospectus” shall mean the final prospectus of the SPAC filed with the SEC (File No. 333-282271) on October 11, 2024.

“Trading Day” shall mean any day on which trading is generally conducted on the Nasdaq or such other exchange on which the New PubCo Securities are traded and published, from time to time.

“Transfer” shall mean: (a) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security; (b) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (c) the public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Vesting Securities” shall have the meaning set forth in the Recitals.

Article II
LOCK-UP OF SELLERS’ SECURITIES

2.1 Lock-up.

(a) Effective at the Merger Effective Time, the Seller shall not Transfer (the “Lock-up”) any of the Lock-up Securities until the earlier of (the “Lock-up Period”): (i) the date that is 180 days following the Closing Date; (ii) the first date on which the Securities Price meets or exceeds $13.50 for 20 Trading Days out of any consecutive 30 Trading Days (but no earlier than the date that is 90 days after the Closing Date); and (iii) immediately prior to (but conditioned upon) the occurrence of a Liquidation Event, in each case except to a Permitted Transferee as expressly permitted by Section 3.1(c) below. For the avoidance of doubt, the Lock-up during the Lock-up Period shall continue to apply to the Lock-up Securities following their transfer to a Permitted Transferee.

(b) Notwithstanding the provisions set forth in Section 2.1(a), the Seller, or any Permitted Transferee, as applicable, may Transfer any or all of the Lock-up Securities during the Lock-up Period: (i) (A) to any direct or indirect partners, members, directors, officers or equity holders of the Seller, any Affiliates of the Seller or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates or any immediate family member, partner, affiliate or employee of a member of the Seller, (B) by gift to any such Permitted Transferee in the preceding clause (A) or by trust, the beneficiaries of which are one or more Permitted Transferees under the preceding clause (A), and (C) by virtue of laws of descent and distribution upon death of any applicable Permitted Transferee in the preceding clause (A); (ii) by virtue of any binding Law or Order; (iii) by virtue of a Seller’s governing documents or by virtue of the laws of Bermuda upon liquidation or dissolution of the Seller; (iv) for the purposes of granting a pledge as security or collateral in connection with any bona fide borrowing or the incurrence of any indebtedness by the Seller; provided that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers; and (v) pursuant to a Liquidation Event; provided, however, that in each case such Permitted Transferee must agree in writing to be bound by the provisions of this Agreement, including the restrictions set forth in this Section 2.1, prior to or in connection with such Transfer.

(c) During the Lock-up Period, each certificate (if any are issued) evidencing any Lock-up Securities shall be stamped or otherwise imprinted with, or each book entry account evidencing any Lock-up Securities must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SELLER LOCK-UP AGREEMENT, DATED AS OF MARCH 17, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SELLER LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Annex D-2

(d) The Seller (and its Permitted Transferees) shall retain all of their rights as a holder of the Lock-up Securities during the Lock-up Period, including the right to vote and to receive any dividends and distributions in respect of any Lock-up Securities. For the avoidance of doubt, any shares of New PubCo Securities that are not Lock-up Securities shall not be subject to the provisions of this Section 3.1.

Article III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Parties. Each of the New PubCo, the Sponsors and the Seller (severally, and not jointly) hereby represents and warrants as of the date hereof to the each other party hereto as follows:

(a) Organization; Due Authorization. Such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person. This Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) No Conflicts. The execution and delivery of this Agreement by such Person does not, and the performance by such Person of its obligations hereunder will not: (i) conflict with or result in a violation of the organizational documents of such Person; or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement. Such Person has full right and power to enter into this Agreement.

(c) Litigation. There are no Proceedings pending against such Person, or to the knowledge of such Person threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its obligations under this Agreement.

Article IV
Miscellaneous

4.1 Equitable Adjustment. If the outstanding New PubCo Securities shall have been changed into a different number of shares or a different class, by reason of any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Securities), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Securities (the “Adjustment Event”) while restrictions set forth in Article II remain in effect, then any number, value (including dollar value) or amount contained herein which is based upon the number of New PubCo Securities will be equitably adjusted for such Adjustment Event. Any adjustment under this Section 4.1 shall become effective at the close of business on the date any such Adjustment Event becomes effective.

4.2 Restricted Transfers. If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and New PubCo shall refuse to recognize any such transferee of the Lock-up Securities and/or Vesting Securities as one of its securityholders for any purpose. In order to enforce this Section 4.2, New PubCo may impose stop-transfer instructions with respect to the Lock-up Securities and/or Vesting Securities of the attempted transferor (and any permitted transferees and assigns thereof) until the restrictions contained herein are no longer applicable.

4.3 Legend Removal. Following the expiration or release of all transfer restrictions pursuant to Article II, New PubCo shall, upon the request of an applicable holder and subject to applicable Law or Order, cause any legend stamped or otherwise imprinted in accordance with Section 2.1(c) to be removed from the certificate or book-entry position evidencing the applicable Lock-up Securities or Vesting Securities; provided that any legends required by applicable Law shall remain until the New PubCo reasonably determines after consultation with counsel that such legends may be removed.

Annex D-3

4.4 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect: (a) upon the mutual written agreement signed in writing by each of the Sponsors, the Seller, and New PubCo; (b) automatically upon the termination of the Business Combination Agreement in accordance with its terms; or (c) automatically at such time that all of (i) the Lock-up Securities and (ii) the Vesting Securities are no longer subject to the terms and conditions of Article II hereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby. This Section 4.4 through Section 4.14 shall survive the termination of this Agreement.

4.5 Governing Law. This Agreement and any action, suit, dispute, controversy or claim arising out of this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

4.6 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Documents and the consummation of the Transactions. Each party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Proceeding is brought in an inconvenient forum; or (e) the venue of such Proceeding is improper. Each party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.11 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 4.6, any party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION DOCUMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

4.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the parties are personal to the parties and may not be transferred or delegated by the parties at any time.

Annex D-4

4.8 Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach, and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware.

4.9 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

4.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.11 Notices. Any notice or other communication to be given by a party to another party in connection with this Agreement shall, except where otherwise specifically provided: (a) be in writing in the English language; (b) given by pre-paid registered post, by an internationally recognized courier company or by email to the relevant address or email address set forth below, or (c) by any other method approved in writing by the receiving party. The relevant addresses and email addresses for each Party are set forth on Annex A attached hereto.

Any notice or other communication sent in accordance with this Section 4.11 shall be deemed to have been given and received: (a) if sent by pre-paid courier, on the earlier of the time of delivery and three Business Days after being sent to a representative of the courier service; (b) if sent by email, upon being sent, subject to no automated notification of delivery failure being received by the sender for all the recipient email addresses, except that if such time is outside of Working Hours, such notice or other communication shall instead be deemed given and received at the start of the next period of Working Hours; or (c) if sent by any other method approved by the recipient, upon the recipient giving written confirmation of receipt. Any party may change any of its notice details by giving written notice of such to each other party. Such notice shall take effect two Business Days after it is given (or on any later date specified in such notice). This Section 4.11 does not apply to the formal service of any court proceedings.

4.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be constitute an original, and all of which taken together shall constitute one and the same instrument.

4.13 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

4.14 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any other Person other than the Parties any rights or remedies.

[Signature Page Follows]

Annex D-5

IN WITNESS WHEREOF, the parties hereto have each caused this Seller Lock-Up Agreement to be duly executed as of the date first written above.

COHEN CIRCLE SPONSOR I, LLC
By:	/s/ Betsy Z. Cohen
Name: Betsy Z. Cohen
Title: Manager
COHEN CIRCLE ADVISORS I, LLC
By:	/s/ Betsy Z. Cohen
Name: Betsy Z. Cohen
Title: Manager

[Signature Page to Seller Lock-Up Agreement]

Annex D-6

KYIVSTAR GROUP LTD.
By:	/s/ Kaan Terzioglu
Name: Kaan Terzioglu
Title: Director

[Signature Page to Seller Lock-Up Agreement]

Annex D-7

VEON AMSTERDAM B.V.
By:	/s/ Kaan Terzioglu
Name: Kaan Terzioglu
Title: Director
By:	/s/ Maciej Wojtaszek
Name: Maciej Wojtaszek
Title: Director

[Signature Page to Seller Lock-Up Agreement]

Annex D-8

Annex A

Notices

[***]

Annex D-9

Annex E

Form of Registration Rights Agreement

Annex E-1

Annex F

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [•] 2025 between Cohen Circle Acquisition Corp. I, a Cayman Islands exempted company (company number 382528) (the “Surviving Company”) and Varna Merger Sub Corp., a Cayman Islands exempted company (company number 419635) (the “Merging Company”).

Whereas the Surviving Company and the Merging Company are each entering into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act (As Revised) (the “Statute”).

Whereas the directors of the Surviving Company and the directors of the Merging Company each deem it desirable and in the commercial interests of the Surviving Company and the Merging Company, respectively, and have approved that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Whereas the shareholders of each of the Surviving Company and the Merging Company have approved and adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Statute.

Terms not otherwise defined in this Plan of Merger have the meanings given to them under the Business Combination Agreement made and entered into as of March 18, 2025 by and among (1) VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34378904, (2) VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34345993, (3) Kyivstar Group Ltd., an exempted company with limited liability, incorporated and existing under the laws of Bermuda with registration number 202504557, with its registered office at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda, and its principal business address at Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), United Arab Emirates, (4) the Merging Company and (5) the Surviving Company (the “Business Combination Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1            The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2            The surviving company (as defined in the Statute) is the Surviving Company.

3            The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

4            Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each and the Surviving Company will have [•]1 Class A ordinary shares in issue.

5            Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$55,500 divided into 555,000,000 ordinary shares of a par value of US$0.0001 each and the Merging Company will have one ordinary share in issue.

6            The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7            The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

____________

1        NTD: Outstanding shares to be updated based on redemption experience.

Annex F-1

8            The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9            Upon the Effective Date, the Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto, and the authorised share capital of the Surviving Company shall be changed from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each to US$55,500 divided into 555,000,000 shares of a par value of US$0.0001 each as set out in the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto by the re-classification of the Class A ordinary shares, Class B ordinary shares and preference shares as shares.

10          There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11          The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12          The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13          The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1       [•] of [•]; and

13.2       [•] of [•].

14          This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15          This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company. This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute.

16          At any time prior to the Effective Date, this Plan of Merger may be:

16.1       terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2       amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)         change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)         effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17          This Plan of Merger may be executed in counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

18          This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Intentionally left blank. Signature page follows.]

Annex F-2

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Cohen Circle Acquisition Corp. I	)

[Signature page — Plan of Merger]

Annex F-3

SIGNED by KAAN TERZIOGLU	)
Duly authorised for	)
and on behalf of	)	Director
Varna Merger Sub Corp.	)

Annex F-4

Annexure 1

Business Combination Agreement

Annex F-5

Annexure 2

Amended and Restated Memorandum and
Articles of Association of the Surviving Company

Annex F-6

KYIVSTAR GROUP LTD.

Annex G

Company number: 202504557

THE COMPANIES ACT 1981 OF BERMUDA (as amended)

KYIVSTAR GROUP LTD.

________________________________

BYE-LAWS1

____________

1        Adopted by Special Resolution passed on [•]

The Companies Act 1981 of Bermuda (as amended) Kyivstar Group Ltd. - Bye-laws

KYIVSTAR GROUP LTD.

Annex G Page Nos.
Article I: Interpretation		G-1
1.	Definitions	G-1

Article II: Registered Office		G-5
2.	Registered Office	G-5

Article III: Shares and Share Rights		G-5
3.	Power to Issue Shares	G-5
4.	Power of the Company to Purchase its Shares	G-5
5.	Rights Attaching to Shares	G-5
6.	Calls on Shares	G-6
7.	Forfeiture of Shares	G-6
8.	Share Certificates	G-7
9.	Trading Facilities	G-7
10.	Fractional Shares	G-7

Article IV: Register of Shareholders; Registration of Shares		G-8
11.	Register of Shareholders	G-8
12.	Registered Holder Absolute Owner	G-8
13.	Transfer of Registered Shares	G-8
14.	Transmission of Registered Shares	G-8
15.	Foreign Securities Laws	G-9
16.	Interests in Shares	G-9
17.	RESERVED	G-10

Article V: Alteration of Share Capital		G-10
18.	Power to Alter Capital	G-10
19.	Variation of Rights Attaching to Shares	G-11

Article VI: Dividends and Capitalisation		G-11
20.	Dividends	G-11
21.	Power to Set Aside Profits	G-11
22.	Method of Payment	G-11
23.	Capitalisation	G-12

Article VII: Governance Structure		G-12
24.	Governance Structure	G-12

Article VIII: Shareholder Meetings		G-12
25.	Matters Requiring Shareholder Approval	G-12
26.	Annual General Meetings	G-13
27.	Special General Meetings	G-13
28.	Notice	G-13
29.	Giving Notice and Access	G-13
30.	Postponement or Cancellation of General Meeting	G-14
31.	Attendance and Security at General Meetings	G-14
32.	Quorum at General Meetings	G-15
33.	Chairman to Preside at General Meetings	G-15
34.	Voting on Resolutions	G-15
35.	Voting on a Poll Required	G-16
36.	Voting by Joint Holders of Shares	G-16
37.	Instrument of Corporate Representative or Proxy	G-16
38.	Adjournment of General Meeting	G-18
39.	Directors’ Attendance at General Meetings	G-18
Annex G Page Nos.
Article IX: Board of Directors		G-18
40.	Duties and Powers of the Board	G-18
41.	Composition of the Board and Appointment of Chairman	G-19
42.	Board Committees	G-19
43.	Election of Directors	G-19
44.	Alternate Directors	G-19
45.	Removal of Directors	G-20
46.	Vacancy in the Office of Director	G-20
47.	Remuneration of Directors	G-21
48.	Defect in Appointment of Director	G-21
49.	Register of Directors and Officers	G-21
50.	Board Meetings	G-22
51.	Notice of Board Meetings	G-22
52.	Board to Continue in the Event of Vacancy	G-22
53.	Written Resolutions	G-22
54.	Validity of Prior Acts	G-22

Article X: CEO and Officers		G-22
55.	Appointment of the CEO and Officers	G-22
56.	Powers, Duties and Remuneration of the CEO and Officers	G-23
57.	Duties and Remuneration of the Secretary	G-23

Article XI: Conflicts of Interest		G-23
58.	Disclosure of Conflicts	G-23

Article XII: Indemnification		G-24
59.	Indemnification and Exculpation of Directors and Officers	G-24

Article XIII: Corporate Records		G-25
60.	Minutes	G-25
61.	Place Where Corporate Records Kept	G-25
62.	Form and Use of Seal	G-25

Article XIV: Accounts		G-25
63.	Books of Account	G-25
64.	Financial Year End	G-25

Article XV: Audits		G-26
65.	Annual Audit	G-26
66.	Appointment of Auditor	G-26
67.	Remuneration of Auditor
68.	Duties of Auditor
69.	Access to Records
70.	Financial Statements	G-26
71.	Distribution of Auditor’s Report	G-26
72.	Vacancy in the Office of Auditor

Article XVI: Voluntary Winding-Up and Dissolution		G-26
73.	Winding-Up	G-26
Annex G-i

KYIVSTAR GROUP LTD.

ARTICLE I
INTERPRETATION

1.           Definitions

1.1         In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act 1981 (as amended);
Affiliate

with respect to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person, including, if such Person is an individual, any relative or spouse of such Person, or any relative of such spouse of such Person, any one of whom has the same home as such Person, and also including any trust or estate for which any such Person(s) specified herein, directly or indirectly, serves as a trustee, executor or in a similar capacity (including any protector or settlor of a trust) or in which such Person(s) specified herein, directly or indirectly, has a substantial (being greater than 10 per cent) beneficial interest and any Person who is controlled by any such trust or estate. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by Contract, or otherwise) of such Person;

Alternate Director	an alternate director appointed in accordance with these Bye-laws;
Appointed Stock Exchange	has the meaning given to such term in the Act;
Auditor	any Person appointed as the auditor of the Company;
Beneficial Ownership	the power to vote or direct the voting of, or to dispose or direct the disposition of, the securities in question, and “Beneficially Owned” and “Beneficial Owner” shall be construed accordingly;
Board

the board of Directors of the Company appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws, or the Directors present at a meeting of Directors at which there is a quorum present throughout;

Board Delegation of Authority	has the meaning given to such term in Bye-law 56.2;
Board Reserved Matters

the approval of any of the following: (i) the Budget; (ii) the appointment, re-appointment or early termination of the employment of any Senior Executive; and (iii) the Board Delegation of Authority and the authorities of the CEO and other Officers granted pursuant thereto;

Budget	the annual budget of the Company and the Group;
Business Day	a day on which banks are generally open for business in each of Hamilton, Bermuda and Dubai, United Arab Emirates;
Casual Vacancy	has the meaning given to such term in Bye-law 46.2;
CEO	the chief executive officer of the Company;
CFO	the chief financial officer of the Company;
Clear Days

in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

Annex G-1

KYIVSTAR GROUP LTD.
Common Shares

common shares of par value US$0.01 each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in these Bye-laws;

Company	the company for which these Bye-laws are adopted;
Compensation Committee	the compensation committee established by the Board;
Contract

any agreement, letter of intent, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or understanding (whether written or oral), in each case, to the extent legally binding;

Controlled Affiliate

with respect to any Person, any Affiliate of such Person in which such Person owns or controls, directly or indirectly, securities having more than 50 per cent of the voting power for the election of directors or other governing body thereof or more than 50 per cent of the partnership or other ownership interests therein (other than as a limited partner), and the Person who owns or controls, directly or indirectly, such number of securities, such percentage of the partnership or other ownership interests shall be the “Controlling Affiliate”);

Controlling Affiliate has the meaning given to such term in the definition of “Controlled Affiliate”, above;
Cumulative Voting

the system of voting for Directors in which each voting share confers on its holder a total number of votes which is equal to the total number of Directors to be elected and which the holder may cast for candidates in any proportion (including, without limitation, casting all votes for a single candidate);

Director	a director of the Company and shall include an Alternate Director;
General Counsel	the general counsel of the Company;
Governmental Entity

in any applicable jurisdiction or international forum, any: (a) federal, state, territorial, regional, municipal, local or foreign government; (b) court, arbitral or other tribunal; (c) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity), and including international organisations having jurisdiction over matters concerning intellectual property; or (d) agency, commission, ministry, committee, inspectorate, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;

Group	the Company and its Subsidiaries;
Group Company	any of the Company or its Subsidiaries;
Indebtedness

with respect to any Person, without duplication, all obligations of such Person, whether incurred as principal or surety and whether present, future, actual or contingent, for the payment or repayment of money, net of unrestricted cash, cash equivalents and loans receivable in relation to capital leases, including: (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than ordinary course of business trade credit); (b) all vendor financing obligations; (c) any amounts payable by such Person under capital leases or similar arrangements over their respective periods; (d) any credit (other than ordinary course of business trade credit) to such Person from a supplier of goods or under any instalment purchase or other similar arrangement; (e) any liabilities and obligations of third parties to the extent that they

Annex G-2

KYIVSTAR GROUP LTD.

are guaranteed by such Person or such Person has otherwise assumed or become liable for the payment of such liabilities or obligations or to the extent that they are secured by any Lien upon property owned by such Person whether or not such Person has assumed or become liable for the payment of such liabilities or obligations; and (f) all accrued and unpaid obligations in respect of employee salaries and benefits, other than those arising in the ordinary course of business;

Law

any law, statute, constitution, treaty, rule, regulation, policy, guideline, directive, ordinance, code, judgment, ruling, order, writ, decree, normative act, instruction, information letter, injunction or determination of any Governmental Entity or any other pronouncement having the effect of law or regulation of any other country or any state, county, city or other political subdivision;

Lien

any mortgage, pledge, security interest, lease, lien, adverse claim, levy, charge or other encumbrance, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing;

NASDAQ	the NASDAQ Stock Market;
Officer	any person appointed by the Board to hold an office in the Company;
Person

any natural person, company, corporation, general partnership, simple partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organisation, trust, union, association or Governmental Entity, whether incorporated or unincorporated;

Register of Shareholders	the register of shareholders referred to in these Bye-laws (including any branch register of shareholders maintained by the Company) in each case as maintained in accordance with the Act;
Registered Office	the registered office of the Company for the time being;
Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative;
Secretary

the Person ordinarily resident in Bermuda appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the secretary in accordance with the Act;

Senior Executives	means the CEO, CFO, Executive Chairman and such Officers of the Company (or any of its Subsidiaries) as the Board may determine from time to time to be Senior Executives;
Shareholder

the Person registered in the Register of Shareholders as the holder of shares in the Company and, when two or more Persons are so registered as joint holders of shares, means the Person whose name stands first in the Register of Shareholders as one of such joint holders or all of such Persons, as the context so requires;

Special Resolution

a resolution of the Company passed by Shareholders representing not less than sixty six and two thirds per cent (66 2/3%) of the total voting rights of the Shareholders who (being entitled to do so) vote in person or by proxy on the resolution at a general meeting of Shareholders;

Stock Exchange Regulation	any rule, regulation rule, regulation, policy, guideline, or directive of any Appointed Stock Exchange relevant to the Company;

Annex G-3

KYIVSTAR GROUP LTD.
Subsidiary

with respect to any Person, any other Person in which such Person owns or controls, directly or indirectly, more than 50 per cent of the securities having voting power for the election of directors or other governing body thereof or more than 50 per cent of the partnership or other ownership interests therein (other than as a limited partner);

Treasury Share	a share of the Company that is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;
US$	United States Dollars;
Warrant	the right of the holder thereof to subscribe for Common Shares on exercise of such warrant in accordance with the terms and subject to the conditions set out in the Warrant Instrument;
Warrant Instrument	the deed poll dated [DATE] executed by the Company, creating Warrants in respect of [•] Common Shares; and
Warrant Register	a register maintained by the Company detailing the holders from time to time of Warrants.

1.2         In these Bye-laws, where not inconsistent with the context:

(a)         words denoting the plural number include the singular number and vice versa;

(b)         words denoting the masculine gender include the feminine and neuter genders;

(c)         the words:

(i)          “may” shall be construed as permissive; and

(ii)         “shall” shall be construed as imperative;

(d)         a corporation shall be deemed to be present in person at a meeting if its representative, duly authorised pursuant to these Bye-laws, is present;

(e)         references to a company include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

(f)          references to writing include typewriting, printing, lithography, photography, electronic mail and other modes of representing or reproducing words in a legible and non-transitory form;

(g)         a reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and references to any communication being delivered or received, or being delivered or received at a particular place, include the transmission of an electronic or similar communication, and to a recipient identified in such manner or by such means, as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

(h)         references to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic or similar communication as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

(i)          references to a dividend include a distribution paid in respect of shares to Shareholders out of contributed surplus or any other distributable reserve;

(j)          any reference to any statute or statutory provision (whether of Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order

Annex G-4

KYIVSTAR GROUP LTD.

made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force;

(k)         references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred); and

(l)          unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws, except that the definition of “attorney” in the Act shall not apply.

1.3         Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

ARTICLE II
REGISTERED OFFICE

2.           Registered Office

The Registered Office shall be at such place in Bermuda as the Board from time to time resolves.

ARTICLE III
SHARES, WARRANTS OVER SHARES AND SHARE RIGHTS

3.           Power to Issue Shares and Warrants

Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough authorised but unissued Common Shares, the Board shall have the power to issue: (i) Common Shares on such terms and conditions as it may determine; and (ii) Warrants issued pursuant to the Warrant Instrument. Other than as permitted under Bye-law 3, the Board shall not, without Shareholder approval, be authorised to issue any additional Warrants or additional Common Shares of the Company.

4.           Power of the Company to Purchase its Shares

4.1         The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

4.2         The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

5.           Rights Attaching to Shares

5.1         At the date of adoption of these Bye-laws, the authorised share capital of the Company is divided into Common Shares.

5.2         The holders of Common Shares shall, subject to the provisions of these Bye-laws:

(a)         except where Cumulative Voting applies, be entitled to one vote per Common Share;

(b)         be entitled to such dividends as the Board may from time to time declare;

(c)         in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company (subject to the rights of the holders of any preference shares in the Company then in issue having preferred rights on a return of capital) in respect of their holdings of Common Shares, pari passu and pro rata to the number of Common Shares held by each of them; and

(d)         generally be entitled to enjoy all of the rights attaching to common shares.

5.3         At the discretion of the Board, whether or not in connection with the issue and sale of any shares or other securities of the Company, the Company may issue shares, Contracts, warrants or other instruments evidencing any shares (including, without limitation, the Warrants), option rights for

Annex G-5

KYIVSTAR GROUP LTD.

shares or securities having conversion or option rights for shares, or obligations on such terms, conditions and other provisions as are fixed by the Board, including, without limiting the generality of this authority, conditions that preclude or limit any Person or Persons owning or offering to acquire a specified number or percentage of the issued Common Shares, option rights, securities having conversion or option rights, or obligations of the Company, or transferee of the Person or Persons from exercising, converting, transferring or receiving Common Shares, option rights, securities having conversion or option rights, or obligations, provided that any issuance or sale pursuant to this Bye-law 5.3 shall be subject to (and count towards) the limitation in the Board’s power to issue unissued Common Shares in Bye-law 3.

5.4         All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the issued share capital, or shares, of the Company.

5.5         Subject to the provisions of these Bye-laws, any shares of the Company held by the Company as Treasury Shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration on such terms and conditions as it may determine, or cancel all or any of the shares.

5.6         The Board may in connection with the issue of any shares and Warrants exercise all powers of paying commission and brokerage conferred or permitted by Law. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5.7         Except as ordered by a court of competent jurisdiction or as required by Law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-laws or by Law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

6.           Calls on Shares

6.1         The Board may make such calls as it thinks fit upon the Shareholders in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Shareholders (and not made payable at fixed times by the terms and conditions of issue), and, if a call is not paid on or before the day appointed for payment thereof, the Shareholder may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

6.2         Any amount which by the terms of allotment of a share becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable, on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs, charges and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

6.3         The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

6.4         The Company may accept from any Shareholder the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up or become payable.

7.           Forfeiture of Shares

7.1         If any Shareholder fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Shareholder, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Shareholder a notice in writing in the form approved by the Board, notifying the Shareholder that the shares in question will be liable to be forfeited if the call remains unpaid.

Annex G-6

KYIVSTAR GROUP LTD.

7.2         If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine.

7.3         A Shareholder whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

7.4         The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

8.           Share Certificates

8.1         Every Shareholder shall be entitled to request a certificate issued under the common seal of the Company or bearing the signature (or a facsimile thereof) of a Director or Officer or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Shareholder and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

8.2         The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so, in writing, by the Person to whom the shares have been allotted.

8.3         If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

9.           Trading Facilities

Notwithstanding any provisions of these Bye-laws but subject always to the provisions of the Act, any other applicable Laws, and the facilities and requirements of any relevant system concerned:

9.1         the Directors shall have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form. Unless otherwise determined by the Directors and permitted by the Act and any other applicable Laws, no Person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

9.2         the Directors may implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary receipts or similar interests, instruments or securities, and the holding and transfer of such receipts, interests, instruments or securities in uncertificated form and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

10.         Fractional Shares

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares of the relevant class.

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ARTICLE IV
REGISTER OF SHAREHOLDERS; REGISTRATION OF SHARES

11.         Registers of Shareholders and Warrantholders

11.1       The Board shall cause to be kept in one or more books a Register of Shareholders and shall enter therein the particulars required by the Act.

11.2       The Register of Shareholders shall be open to inspection without charge at the Registered Office on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection. The Register of Shareholders may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole 30 days in each year.

11.3       The Board shall cause to be kept in one or more books a Warrant Register, and shall enter therein the details of each holder of Warrants.

12.         Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other Person.

13.         Transfer of Registered Shares and Warrants

13.1       An instrument of transfer shall be in writing in the usual form prevalent in Bermuda, or in any such other written form as the Board may reasonably accept, save that for such time as the Company’s shares are traded or admitted to trading on an Appointed Stock Exchange, nothing in this Bye-law 13 shall operate to restrict transfer of shares or Warrants in accordance with Bye-law 9 and/or relevant Stock Exchange Regulations.

13.2       Except as otherwise provided in these Bye-laws (including, without limitation, in accordance with Bye-law 9), an instrument of transfer shall be signed by or on behalf of the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders or Warrant Register, as applicable.

13.3       If shares are certificated, the Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

13.4       The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder. Warrants may only be transferred in accordance with the Warrant Instrument.

13.5       The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any Governmental Entity in Bermuda have been obtained.

13.6       If the Board refuses to register a transfer of any share the Secretary shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

14.         Transmission of Registered Shares or Warrants

14.1       In the case of the death of a Shareholder or holder of Warrants, the survivor or survivors where the deceased Shareholder or holder of Warrants (as applicable) was a joint holder, and the legal personal representatives of such deceased person where the deceased person was a sole holder of Common Shares or Warrants (as applicable), shall be the only Persons recognised by the Company as having any title to the deceased person’s interest in the shares or Warrants (as applicable). Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased person with other Persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator

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of a deceased person or such other Person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder or holder of Warrants (as applicable).

14.2       Any Person becoming entitled to a share or Warrant in consequence of the death or bankruptcy of any Shareholder or holder of Warrants (as applicable), or otherwise by operation of applicable Law, may be registered as a Shareholder or holder of Warrants (as applicable) upon such evidence as the Board may deem sufficient, or may elect to nominate a Person to be registered as a transferee of such share or Warrant (as applicable), and in such case the Person becoming entitled shall execute in favour of such nominee an instrument of transfer in favour of his nominee.

14.3       On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder or holder of Warrants (as applicable). Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share or Warrant (as applicable) by the deceased person before such person’s death or bankruptcy, as the case may be.

14.4       Where two or more Persons are registered as joint holders of a share or shares or Warrants, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares, or Warrants (as applicable) and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

15.         Foreign Securities Laws

15.1       The Board may, in its absolute and unfettered discretion, decline to register the transfer of any shares or Warrants if it believes that registration of such shares or Warrants (as applicable) or transfer is required under the Laws of any jurisdiction and such registration has not been effected, save that the Board may request and rely on an opinion of counsel to the transferor or transferee, in form and substance satisfactory to the Board, that no such registration is required.

15.2       The Board shall have the authority to request from any direct or indirect holder of shares or Warrants (as applicable), and such holder shall provide, such information as the Board may request for the purpose of determining whether any transfer contemplated by Bye-law 15.1 should be permitted.

16.         Interests in Shares

16.1       The Company may by notice in writing require a Person whom the Board knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested (legally or beneficially) in the Company’s shares:

(a)         to confirm that fact or (as the case may be) to indicate whether or not it is the case, and

(b)         where he holds or has during that time held an interest in shares, to give such further information as may be required in accordance with Bye-law 16.2.

16.2       A Person who has received a notice under Bye-law 16.1 shall respond, in writing, to the Board within 10 Business Days (or such other period as the Board shall specify in the notice) and shall:

(a)         state their full name and address, and, where the Person interested in shares is a body corporate, include a confirmation that the signatory to such response is duly authorised on behalf of such body corporate to give the relevant confirmation to the Company;

(b)         confirm the number of shares in which he is or was interested as at the date of the notice;

(c)         in a case where the Person no longer has an interest in the Company’s shares, state that he no longer has such an interest.

16.3       Where the Company has served a notice under Bye-law 16.1 on a Person who is or was interested in shares in the Company, and that person fails to give the Company the information required by the notice within the time specified in it, the Board, in its sole discretion, may direct that for so long as the shares are held by that Person and the default continues, the shares in question be subject to restrictions including (without limitation) that:

(i)          no voting rights are exercisable in respect of the shares;

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(ii)         any transfer of the shares is void;

(iii)        except in a liquidation, no payment may be made of sums due from the Company on the shares, whether in respect of dividend, capital or otherwise.

16.4       For the purposes of this Bye-law 16, a Person is taken to be interested in any shares:

(a)         in which his spouse or any child or step-child or other Affiliate of his is interested;

(b)         if a body corporate is interested in them, and

(i)          that body or its directors are accustomed to act in accordance with his directions or instructions, or

(ii)         he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate; or

(c)         he enters into a Contract for their purchase by him (whether for cash or other consideration); or

(d)         not being the registered holder, he is entitled to exercise or receive any right conferred by the holding of the shares or is entitled to control the exercise of any such right; or

(e)         where property is held on trust and shares in the Company are comprised in such trust property, and the Shareholder or a person identified in Bye-law 16.4(a) or 16.4(b) is a beneficiary of the trust.

16.5       The Company shall keep a register for purposes of this Bye-law 16, and whenever the Company issues a notice in accordance with Bye-law 16.1 and receives a response in consequence thereof, the Company shall (within 10 Business Days of such response) cause to be inscribed in the register, against that person’s name, the relevant information and the date of the inscription.

17.         RESERVED

ARTICLE V
ALTERATION OF CAPITAL

18.         Power to Alter Capital

18.1       The Company may if authorised by resolution of the Shareholders increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

18.2       Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit including (without limitation) in the way prescribed in Bye-law 18.3 below.

18.3       The Board may sell shares representing the fractions to any Person (including the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the Persons to whom such fractions are attributable (except that if the amount due to a Person is less than US$20.00, or such other sum as the Board may decide, the Company may retain such sum for its own benefit). To give effect to such sale the Board may authorise a Person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the Person entitled by transmission to, them to the purchaser or as the purchaser may direct or implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares.

18.4       The purchaser will not be bound to see to the application of the purchase moneys in respect of any such sale. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to in Bye-law 18.3 shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

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19.         Variation of Rights Attaching to Shares

19.1       Subject to the Act and, if relevant, the approval required pursuant to Bye-law 25.6, all or any of the special rights for the time being attached to any class of shares in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up), be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75 per cent or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast.

19.2       All the provisions of these Bye-laws relating to general meetings of the Company shall apply mutatis mutandis to any separate general meeting of any class of Shareholders, except that the necessary quorum shall be one or more Shareholders present in person or by proxy holding or representing at least one third of the shares of the relevant class.

19.3       The special rights conferred on the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by: (a) the creation or issue of further shares ranking pari passu with them; or (b) the purchase or redemption by the Company of any of its own shares.

ARTICLE VI
DIVIDENDS AND CAPITALISATION

20.         Dividends

20.1       The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Shareholders holding shares entitled to the payment of dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie, including without limitation the issue by the Company of shares or other securities, in which case the Board may fix the value for distribution in specie of any assets, shares or securities. No unpaid dividend shall bear interest as against the Company. The exact amount and timing of any dividend declarations and payments shall, subject to the requirements of the Act, be determined by the Board.

20.2       The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend.

20.3       The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

20.4       The Board may declare and make such other distributions (in cash or in specie) to the Shareholders holding shares entitled to distributions as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

21.         Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for any other purpose.

22.         Method of Payment

22.1       Subject always to the provisions of these Bye-laws (including, without limitation, Bye-law 9), any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent through the post directed to the address of the Shareholder in the Register of Shareholders (in the case of joint Shareholders, the senior joint holder, seniority being determined by the order in which the names stand in the Register of Shareholders), or by direct transfer to such bank account as such Shareholder may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to such Persons as the Shareholder may direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque, warrant or direct transfer shall be sent at the risk of the Person entitled to the money represented thereby. If two or more Persons are registered as joint holders of any shares any one of them can give an effectual receipt for any dividend paid in respect of such shares.

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22.2       The Board may deduct from the dividends or distributions payable to any Shareholder (either alone or jointly with another) by the Company in respect of any shares all moneys (if any) due from such Shareholders (either alone or jointly with another) to the Company on account of calls or otherwise.

22.3       Any dividend or other moneys payable in respect of a share which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

22.4       The Company shall be entitled to cease sending dividend cheques and warrants by post or otherwise to a Shareholder if those instruments have been returned undelivered to, or left uncashed by, that Shareholder on at least three consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Shareholder’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Shareholder shall cease if the Shareholder claims a dividend or cashes a dividend cheque or warrant.

23.         Capitalisation

23.1       The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid up bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the Shareholders.

23.2       The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full partly or nil paid up shares of those Shareholders who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

ARTICLE VII
GOVERNANCE STRUCTURE

24.         Governance Structure

The governance of the Company shall be comprised of:

24.1       the registered Shareholders of the Company acting in accordance with these Bye-laws;

24.2       the Board acting in accordance with these Bye-laws; and

24.3       the CEO and other Officers as appointed by the Board and acting in accordance with these Bye-laws.

ARTICLE VIII
SHAREHOLDER MEETINGS

25.         Matters Requiring Shareholder Approval

In addition to those matters for which an approval of the Shareholders is required by applicable Law or Stock Exchange Regulation, the following actions shall require the approval of the Shareholders at a general meeting:

25.1       any increase in the authorised share capital of the Company, which shall require a resolution passed by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter;

25.2       any merger, consolidation, amalgamation, conversion, reorganisation of capital (save that the creation of depository interests or similar interests, instruments or securities representing shares in accordance with Bye-law 5.45.3; shall not constitute a reorganisation of capital for these purposes), scheme of arrangement, dissolution or liquidation involving the Company, which shall require a Special Resolution;

25.3       any sale of all or substantially all (being in excess of sixty-six and two-thirds per cent. (66 2/3%) by value) of the Company’s assets, which shall require a resolution passed by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter;

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25.4       the election of Directors (other than to fill a Casual Vacancy in accordance with Bye-law 46), which shall be done by Cumulative Voting in accordance with Bye-law 43;

25.5       the appointment of the Auditor, which shall require a resolution passed by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter;

25.6       loans to any Director, the approval of which shall be subject to the Act, unless otherwise prohibited by applicable law, rule or regulation;

25.7       the discontinuance of the Company to a jurisdiction outside Bermuda pursuant to the Act, which shall require a Special Resolution; and

25.8       the rescission, alteration or amendment of these Bye-laws, or the adoption of any new bye-laws, which shall require approval by a resolution of the Board and by a Special Resolution.

26.         Annual General Meetings

The annual general meeting of the Company shall be held in each year at such time and place as the CEO or the Board shall appoint.

27.         Special General Meetings

27.1       The CEO or the Board may convene a special general meeting whenever in their judgment such a meeting is necessary.

27.2       The Board shall, on the requisition in writing of Shareholders holding such number of shares as is prescribed by, and made in accordance with, the Act, convene a special general meeting in accordance with the Act.

27.3       Each special general meeting shall, subject to the Act and these Bye-laws, be held at such time and place as the CEO or the Board shall appoint.

28.         Notice and Record Dates

28.1       At least 10 Clear Days’ notice of an annual general meeting (other than an adjourned meeting) shall be given to each Shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

28.2       At least 10 Clear Days’ notice of a special general meeting shall be given to each Shareholder entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

28.3       The CEO or Board may fix any date as the record date for determining Shareholders’ eligibility to: (i) receive notice of and to vote at any general meeting (which record date shall be not more than 30 Clear Days prior to any general meeting); and (ii) receive any dividends declared from time to time by the Board.

28.4       A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by: (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting and together holding not less than 95 per cent in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

28.5       The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any Person entitled to receive notice shall not invalidate the proceedings at that meeting. A Shareholder present, either in person or by proxy, at any annual general meeting or special general meeting, or meeting of the holders of any class of shares shall be deemed to have received proper notice of that meeting and, where required, the purpose for which it was called.

29.         Meeting Notice and Access

29.1       A notice or other document may be given by the Company to a Shareholder:

(a)         by delivering it to such Shareholder in person; or

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(b)         by sending it by letter mail or courier to such Shareholder’s address in the Register of Shareholders; or

(c)         (excluding a share certificate) by transmitting it by electronic means (including by electronic mail, but not by telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose or by such other means as the Board may decide and which are permitted by Law and not prohibited by the Act; or

(d)         in accordance with Bye-law 29.2, 29.3 or Bye-law 29.8.

29.2       Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two or more Persons, be given to whichever of such Persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.

29.3       Each Shareholder shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

29.4       Save as provided by Bye-laws 29.5 and 29.6, any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, at the time when it was posted, delivered to the courier or transmitted by electronic mail, or such other method as the case may be.

29.5       Notice delivered by letter mail shall be deemed to have been served 48 hours after the time on which it is deposited, with postage prepaid, in the mail of any member state of the European Union, the United States, or Bermuda.

29.6       In the case of information or documents delivered in accordance with Bye-law 29.3, service shall be deemed to have occurred on the next Business Day following publication of the information or document on the website.

29.7       The Company shall be under no obligation to send a notice or other document to the address shown for any particular Shareholder in the Register of Shareholders if the Board considers that the legal or practical problems under the Laws of, or the requirements of any regulatory body or Stock Exchange Regulation in, the territory in which that address is situated are such that it is necessary or expedient not to send the notice or document concerned to such Shareholder at such address and may require a Shareholder with such an address to provide the Company with an alternative acceptable address for delivery of notices by the Company.

29.8       If at any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each Person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice to the Shareholders with registered addresses in that territory by post if at least five (5) Clear Days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

30.         Postponement or Cancellation of General Meeting

The Board may postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to each Shareholder in accordance with Bye-law 29 before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to the Shareholders in accordance with these Bye-laws.

31.         Attendance and Security at General Meetings

31.1       A general meeting may be held by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.

31.2       The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the safety and

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security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting, are entitled to refuse entry to a Person who refuses to comply with any such arrangements, requirements or restrictions.

32.         Quorum at General Meetings

32.1       Except as otherwise provided by the Act or these Bye-laws, at any general meeting two or more Persons present in person (including by electronic means) at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least fifty per cent (50%) of the total issued voting shares in the Company at the relevant time shall form a quorum for the transaction of business, subject to Bye-law 32.2.

32.2       If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine. If the meeting shall be adjourned to the same day one week later or the CEO shall determine that the meeting is adjourned to a specific date, time and place, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the meeting being adjourned. At such adjourned meeting, that the presence of two or more Persons present in person (including by electronic means) at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least thirty-three and two-thirds per cent (33 2/3%) of the total issued voting shares in the Company shall form a quorum for the transaction of business. If the CEO shall determine that the meeting be adjourned to an unspecified date, time or place, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws. A meeting may not be adjourned under this Bye-law 32.3 to a day which is more than 90 days after the day originally appointed for the meeting.

33.         Chairman to Preside at General Meetings

Unless otherwise agreed by a majority of the Board, the chairman of the Board, if there be one, shall act as chairman at all meetings of the Shareholders at which such person is present. If there is no such chairman, or if at any meeting the chairman is not present within 15 minutes after the time appointed for holding the meeting, any Director who is present and willing to act as chairman shall be chairman of such meeting.

34.         Voting on Resolutions

34.1       Subject to the Act and these Bye-laws, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

(a)         it is proposed by or at the direction of the Board;

(b)         it is proposed at the direction of a court;

(c)         it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Act or these Bye-laws; or

(d)         the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

34.2       Subject to the Act and any Stock Exchange Regulation, and unless otherwise specified by these Bye-laws, any question properly proposed for the consideration of the Shareholders at any general meeting shall be decided by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter, and in the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

34.3       No Shareholder shall be entitled to vote at a general meeting unless such Shareholder has paid all the calls or other sums presently payable on all shares held by such Shareholder.

34.4       No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting. At any general meeting if an amendment is

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proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

34.5       At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

34.6       Section 77A of the Act shall not apply to the Company.

35.         Voting on a Poll Required

35.1       Notwithstanding anything in these Bye-laws to the contrary, at any meeting of the Shareholders a resolution put to the vote of the meeting shall, in each instance, be voted upon by a poll. Except where Cumulative Voting applies, every Person present (including by electronic means) at a meeting of the Shareholders shall have one vote for each share of which such Person is the holder or for which such Person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by electronic means, in such manner as the chairman of the meeting may direct and the result of such poll vote shall be taken to be the resolution of the meeting at which the poll was demanded. A Person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

35.2       A poll for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken in such manner during such meeting as the chairman of the meeting may direct.

35.3       Each Person present (including by electronic means) at a general meeting duly convened shall cast his vote in such manner as the chairman shall direct, including by electronic vote tabulation (where available). At the conclusion of the poll, any proxy votes, ballot papers and votes cast in accordance with such directions shall be examined and counted by an independent scrutineer appointed at the chairman’s discretion. The result of the poll shall be declared by the chairman.

36.         Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

37.         Instrument of Corporate Representative or Proxy

37.1       Any Shareholder that is not a natural person may expressly appoint a corporate representative by executing and delivering to the Registered Office an instrument in writing in such form as the Board may determine from time to time. any Shareholder that is a natural person may expressly appoint a proxy by executing and delivering to the Registered Office: (i) an instrument appointing a proxy in writing in such form as the Board may determine from time to time; or (ii) such telephonic, electronic or other means as may be approved by the Board from time to time.

37.2       The appointment of a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated, be valid for any adjournment of the meeting.

37.3       A Shareholder may expressly appoint one or more standing proxies, with or without the power of substitution, or (if not a natural person) one or more standing corporate representatives by delivery to the Registered Office (or at such other place as the Board may from time to time specify for such purpose) of evidence of such appointment(s). If a Shareholder expressly appoints more than one standing proxy or standing corporate representative, each such appointment shall specify the number and class of shares held by the relevant Shareholder in respect of which the standing proxy or standing corporate representative has been appointed and any restrictions or limitations pursuant to which the standing proxy or standing corporate representative is subject. The express appointment of such a standing proxy or corporate representative shall be valid for every general meeting and adjourned meeting until such time as it is revoked by notice to the Company or the Shareholder ceases to be a Shareholder, but:

(a)         the express appointment of a standing proxy or corporate representative may be made on an irrevocable basis and may be limited to any particular item or items of business or be unlimited and the Company shall recognise the vote or abstention of the proxy or corporate

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representative given in accordance with the terms of such an appointment, to the exclusion of the vote of the appointing Shareholder, until such time as the appointment ceases to be effective in accordance with its terms;

(b)         (subject to Bye-law 37.3(a)) the express appointment of a standing proxy or corporate representative shall be deemed to be suspended at any meeting or poll taken at any meeting at which the Shareholder is present or in respect of which the Shareholder has specifically appointed another proxy or representative; and

(c)         the Board may from time to time require such evidence as it deems necessary as to the due execution and continuing validity of the express appointment of any proxy or representative and, if it does so, the appointment of the proxy or representative shall be deemed to be suspended until such time as the Board determines that it has received the required evidence or other evidence satisfactory to it.

37.4       The appointment of a proxy or a corporate representative must be received by the Company at the Registered Office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the Person named in the appointment proposes to vote, and an appointment of proxy which is not received in the manner so permitted may be treated as invalid. The Board may waive any requirements as to the delivery of proxies, either generally or in any particular case.

37.5       If the terms of appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

37.6       The appointment of a proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be deemed, unless the contrary is stated, to confer authority to vote on any amendment of a resolution and on any other resolution put to a meeting for which it is valid in such manner as the proxy thinks fit.

37.7       A vote given by proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the appointment of the proxy or of the authority under which it was executed, unless notice of such death, insanity or revocation was received by the Company at the Registered Office (or at any other place as may be specified for the delivery of instruments or other forms of communication appointing or evidencing the appointment of proxies in the notice convening the meeting or in any other information sent to Shareholders by or on behalf of the Board in relation to the meeting) at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or by such later time as the Board may decide, either generally or in any particular case.

37.8       Notwithstanding the preceding provisions of these Bye-laws, the Board may decide, either generally or in any particular case, to treat an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative as properly delivered for the purposes of these Bye-laws if a copy or facsimile image of the instrument is sent by electronic means to the Registered Office (or to such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any other information sent by or on behalf of the Board in relation to the meeting or adjourned meeting).

37.9       Subject to the Act, the Board may also, at its discretion, waive any of the provisions of these Bye-laws relating to the execution and deposit of an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative or any ancillary matter (including, without limitation, any requirement for the production or delivery of any instrument or other communication to any particular place or by any particular time or in any particular way) and, in any case in which it considers it appropriate, may accept such verbal or other assurances as it thinks fit as to the right of any Person to attend and vote on behalf of any Shareholder at any general meeting.

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37.10     A Shareholder who is the holder of two or more shares may appoint more than one proxy or corporate representative, with or without the power of substitution, to represent him and vote on his behalf in respect of different shares.

37.11     A proxy or corporate representative need not be a Shareholder.

38.         Adjournment of General Meeting

38.1       The chairman of any general meeting at which a quorum is present may with the consent of Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy (and shall if so directed by Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy), adjourn the meeting.

38.2       In addition, the chairman may adjourn the meeting to another time and place or sine die without such consent or direction, and whether or not a quorum is present, at the direction of the Board (prior to or at the meeting) or if it appears to him that:

(a)         it is likely to be impracticable to hold or continue that meeting because of the number of Shareholders wishing to attend who are not present; or

(b)         the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)         an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

38.3       Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

38.4       When a meeting is adjourned for three months or more or sine die, not less than ten Clear Days’ notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting. Except as expressly provided by these Bye-laws, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

39.         Directors’ Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

ARTICLE IX
BOARD OF DIRECTORS

40.         Duties and Powers of the Board

40.1       The business and affairs of the Company shall be managed under the direction of the Board, which may exercise all such powers of the Company and do all such lawful acts and things as are not required by the Act or by these Bye-laws to be exercised by the Company in a general meeting of Shareholders.

40.2       Subject to these Bye-laws, the Board may delegate to any company, firm, person, or body of persons any power of the Board (including the power to sub-delegate), other than the power to approve any Board Reserved Matter, which power may not be delegated except to a committee of the Board established in accordance with Bye-law 42. The Board may appoint by power of attorney any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company. Any such delegation of authority or appointment of an attorney must be made in accordance with the limitation on the delegation of Board Reserved Matters, but may otherwise be made for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the

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protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney.

41.         Composition of the Board, and Appointment of Chairman

41.1       The Board shall consist of such number of Directors being not less than five (5) Directors and not more than eleven (11) Directors as the Board shall from time to time determine, subject to approval by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution.

41.2       The chairman of the Board shall be selected by the Board. The chairman of the Board shall not have a casting vote on resolutions of the Board.

42.         Board Committees

The Board may from time to time delegate certain of its powers to committees consisting of members of the Board, including a committee or committees with responsibility for audit, Board nomination and compensation, and such other committee as the Board deems necessary or appropriate. Each such committee shall have such name, composition, powers and responsibilities as set by the Board in such committee’s charter.

43.         Election of Directors

43.1       Save as otherwise provided in this Bye-law 43 and Bye-laws 45 and 46, the Directors shall be elected at each annual general meeting of the Company.

43.2       All Directors shall be elected by Cumulative Voting. By way of illustration only, if there are ten candidates proposed to the Shareholders at a general meeting for election as Directors but only nine available Director positions, a Shareholder holding 100 voting shares would be entitled to apportion 900 votes among the ten candidates, and the nine candidates achieving the highest total number of votes would be elected to the Board.

43.3       A Director shall (unless he is removed from office or his office is vacated, temporarily or permanently, in accordance with these Bye-laws) hold office until the end of the next following annual general meeting in accordance with these Bye-laws.

43.4       All Directors, prior to election or appointment (but not on re-appointment), must provide written acceptance of their appointment (conditional upon such appointment being effected), in such form as the Board may think fit, by notice in writing to the Registered Office.

44.         Alternate Directors

44.1       Any Director may appoint and remove, from time to time, another Director or an individual approved by the Board to act as a Director in the alternative to himself by notice in writing to the Registered Office. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.

44.2       An Alternate Director shall be entitled to receive notice of all meetings of the Board and committees of the Board of which the appointing Director is a member and to attend and vote at any such meeting at which the Director for whom such Alternate Director was appointed in the alternative is not present and generally to perform at such meeting all the functions of such Director.

44.3       An Alternate Director shall cease to be such if the Director for whom he was appointed to act as a Director in the alternative ceases for any reason to be a Director, or is otherwise prevented or suspended from being a Director.

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45.         Removal of Directors

45.1       The Shareholders may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution; provided that:

(a)         the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting; and

(b)         at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

45.2       If a Director is removed from the Board under the provisions of Bye-law 45.1, the Shareholders may propose a nominee to fill the vacancy at the special general meeting at which such Director is removed only if a Shareholder or Shareholders holding in aggregate five per cent or more of all issued Common Shares has requisitioned in writing a proposal to nominate a replacement candidate for Director stating the information listed below with respect to such nominee and notice of such proposal is given to the Shareholders in accordance with Bye-law 28 at least five (5) Clear Days in advance of the date of such special general meeting:

(a)         the name and address of the Shareholders who intend to make the nomination and confirmation that the Shareholders intend to vote such shares at such meeting in favour of their nominee;

(b)         a representation that the Shareholders owns (directly or indirectly) the number and class of shares in the Company specified in the nomination;

(c)         the name, age, business address and residence address of the nominee proposed in the notice and her/his principal occupation or employment;

(d)         the consent in writing of the nominee to serve as a Director (if so elected) and to comply with all applicable corporate governance, conflict of interest, confidentiality and other policies and guidelines of the Company applicable to all Directors;

(e)         a description of all arrangements or understandings between the Shareholders and the nominee or any other Person (naming such Person) pursuant to which each nomination is to be made by the Shareholders; and

(f)          such other information to enable the Board to determine the independence of such director nominee or otherwise such other information concerning such nominee as would be required to be disclosed to Shareholders in connection with the election of Directors pursuant to applicable Law, or as required by any applicable Stock Exchange Regulation, had the nominee been nominated, or intended to be nominated, by the Board.

45.3       In the absence of any Shareholder election under Bye-law 45.2, the Board may itself fill the vacancy as a Casual Vacancy.

46.         Vacancy in the Office of Director

46.1       The office of Director shall be vacated if the Director:

(a)         is removed from office pursuant to these Bye-laws or is prohibited from being a Director by Law;

(b)         is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)         is or becomes of unsound mind or dies;

(d)         resigns his office by written notice to the Company; or

(e)         on his term of office expiring.

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46.2       Any one or more vacancies in the size of the Board resulting from the circumstances described in Bye-law 46.1(a)-(d) shall in each case be deemed Casual Vacancies (and each a “Casual Vacancy”) for the purposes of these Bye-laws.

46.3       Without prejudice to the power of the Shareholders to elect or appoint a Director pursuant to these Bye-laws, the Board shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a Casual Vacancy.

46.4       Any person appointed to fill a Casual Vacancy shall hold office until the next annual general meeting of the Company but shall be eligible for re-election thereat.

46.5       The Board may act notwithstanding any vacancy in its number but, if and so long as the actual number of Directors in office is reduced below the minimum number specified in Bye-law 41.1, the continuing Directors or Director may act only for the purpose of: (i) summoning a general meeting to appoint new Directors; and (ii) preserving the assets of the Company.

47.         Remuneration of Directors

47.1       The amount of any fees payable to Directors shall be determined by the Board upon the recommendation of the Compensation Committee and shall be deemed to accrue from day to day. Directors who are also employees of a Group Company shall not be paid any such fees by the Company in addition to their remuneration as an employee.

47.2       Any Director who serves on any committee, or who, at the request of the Board, goes or resides outside his home jurisdiction, makes any special journey or otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such remuneration by way of salary, commission or otherwise as the Board may determine in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Bye-laws.

47.3       The Company shall repay to any Director all such reasonable expenses as he may properly incur in the performance of his duties including attending meetings of the Directors or of any committee of the Directors or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in or about the business of the Company.

47.4       Without prejudice to the generality of the foregoing, the Directors may exercise all the powers of the Company to establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of or who are or were at any time directors or officers of the Company, any Subsidiary or Affiliate of the Company or any Person which is in any way allied to or associated with the Company or any Subsidiary or Affiliate of the Company and the families and dependants of any such individuals, and also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company, any such Subsidiary or Affiliate or any such other Person, or of any such individuals as aforesaid, and, subject to the Act, make payments for or towards the insurance of any such individuals as aforesaid, and do any of the matters aforesaid either alone or in conjunction with any such other Person.

48.         Defect in Appointment of Director

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers or any person acting as an Alternate Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

49.         Register of Directors and Officers

The Board shall cause to be kept in one or more books at the Registered Office a register of Directors and Officers and shall enter therein the particulars required by the Act.

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50.         Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Unless otherwise specified in these Bye-laws, a resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority in number of those Directors attending such meeting. In the case of equality of votes, the Chairman of the meeting shall not have a second or casting vote and the resolution shall be deemed not to have passed.

51.         Notice of Board Meetings

A Director or the CEO may, and the Secretary on the requisition of a Director or the CEO shall, at any time summon a meeting of the Board. Any Director may require (by notice in writing submitted to the General Counsel not less than three (3) Business Days prior to the date on which notice of the meeting is issued to the Directors) that there is included in the agenda for a meeting of the Board any matter of business which is appropriate for the consideration of the Directors, in which case that matter shall be included in the notice of the meeting and shall be considered at the meeting of the Board in question. Save in the case of an emergency when notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director in writing at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose, all Directors must receive written notice of any meeting of the Board at least five (5) Business Days prior to such meeting, unless the notice requirement is waived by all Directors. A Director present at a meeting of the Board shall be deemed to have waived any irregularity in the giving of notice.

52.         Conduct of Board Meetings

52.1       Directors may participate in any Board meeting by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

52.2       The quorum necessary for the transaction of business at a meeting of the Board shall be a majority of the number of Directors in office as at the date of the meeting.

52.3       If a quorum is not present at any meeting of the Board, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. Any meeting of the Board at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

52.4       Unless otherwise agreed by a majority of the Directors attending, the chairman, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In his or her absence a chairman shall be appointed or elected by the Directors present at the meeting from one of their number.

53.         Written Resolutions of the Board

A resolution signed by all the members of the Board, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board, duly called and constituted, such resolution to be effective on the date on which the last member signs the resolution.

54.         Validity of Prior Acts

No Law or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board or the CEO or other Officers which was valid before that Law or alteration was made.

ARTICLE X
CEO AND OFFICERS

55.         Appointment of CEO and Officers

55.1       The Board may appoint such Officers as the Board may determine, who shall each be deemed to be Officers for the purposes of the Act and these Bye-laws. The CEO may also serve as a member of the Board.

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55.2       Any person appointed as an Officer pursuant to this Bye-law 55 shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any Contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Act or these Bye-laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

56.         Powers, Duties and Remuneration of CEO and Officers

56.1       Other than those actions that require the approval of the Shareholders, Board Reserved Matters, or as otherwise required by the Act or by applicable Law, the Board may delegate management of the business and affairs of the Company to the CEO and the Officers of the Company under the direction of the Board and on such terms as the Board may from time to time determine.

56.2       The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time pursuant to a delegation of authority (the “Board Delegation of Authority”)..

56.3       The Officers and Senior Executives shall receive such remuneration as the Board in consultation with the Compensation Committee may determine.

57.         Duties and Remuneration of the Secretary

57.1       The duties of the Secretary shall be those prescribed by the Act, together with such other duties as shall from time to time be prescribed by the Board.

57.2       A provision of the Act or these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same Person acting both as Director and as, or in the place of, the Secretary.

57.3       The Secretary shall receive such remuneration as the Board may determine.

ARTICLE XI
CONFLICTS OF INTEREST

58.         Disclosure of Interests

58.1       Interests of any kind, whether direct or indirect, of the Officers or the Directors in any material transaction or matter (or proposed material transaction or matter) (in each case, as determined by the General Counsel) or any transaction or matter (or proposed transaction or matter) to be considered by the Board in respect of the Company or any Group Company must be fully disclosed to the Board as required by the Act in all material respects at the first opportunity at a meeting of the Board and prior to any discussion of, or voting on, such transaction or matter by the Board.

58.2       Following a declaration being made pursuant to Bye-law 58.1, a Director may continue to vote in respect of any Contract, transaction or arrangement or any proposed Contract, transaction or arrangement in which such Director has an interest. Interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee of the Board which authorizes such Contract, transaction or arrangement.

58.3       A Director who is also a director or employee of the Controlling Affiliate shall be at liberty, from time to time, to make suitable disclosures to the board of directors of the Controlling Affiliate of any information relating to the Group Companies as shall reasonably be necessary to ensure proper management, oversight and control thereof, other than where such disclosure might reasonably be viewed as contrary to the fiduciary resonsibilities of such Director, or such disclosure is otherwise prohibited under applicable law.

58.4       A Director may hold any other office or place of profit with the Controlling Affiliate or any Group Company (except that of Auditor) in addition to his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, in addition to any remuneration or other amounts payable to a Director pursuant to any other Bye-law.

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58.5       A Director, subject to Board approval, may act directly or indirectly in a professional capacity for the Company (other than as Auditor).

58.6       Subject to the Act and any other policy of the Company approved by the Board, and to the requirements set out in this Bye-law 58, a Director: (a) may be a party to, or otherwise interested in, any Contract, transaction or arrangement with the Controlling Affiliate and/or any Group Company or in which the Controlling Affiliate and/or any Group Company is otherwise interested; and (b) may be a director or officer of, or employed by, or a party to any Contract, transaction or arrangement with, or otherwise interested in, any company or other Person promoted by the Controlling Affiliate and/or any Group Company or in which the Controlling Affiliate and/or any Group Company is interested.

58.7       So long as, where it is necessary, he declares the nature of his interest in accordance with this Bye-law 58, a Director shall not be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-laws allow him to be appointed or from any transaction or arrangement in which these Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

ARTICLE XII
INDEMNIFICATION

59.         Indemnification and Exculpation of Directors and Officers

59.1       The Directors, Resident Representative and Officers (such term to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any Subsidiary thereof and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any Subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the Company’s business, or their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity and exemption shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any Subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer. The indemnity and waiver provided to the persons specified in this Bye-law 59 shall apply if those persons are acting in the reasonable belief that they have been appointed or elected to any office or trust of the Company, or any Subsidiary thereof, notwithstanding any defect in such appointment or election.

59.2       The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of Law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any Subsidiary thereof.

59.3       The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against him.

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59.4       No amendment or repeal of any provision of this Bye-law 59 shall alter detrimentally the rights to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

ARTICLE XIII
CORPORATE RECORDS

60.         Minutes

The Board and each committee thereof shall cause minutes to be duly entered in books provided for the purpose:

(a)         of all elections and appointments of Officers;

(b)         of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c)         of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, and meetings of committees appointed by the Board.

61.         Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Registered Office.

62.         Form and Use of Seal

62.1       The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

62.2       A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of: (a) any Director; or (b) any Officer; or (c) the Secretary; or (d) any person authorised by the Board for that purpose.

62.3       A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents relating to the Company.

ARTICLE XIV
ACCOUNTS

63.         Books of Account

63.1       The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)         all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)         all sales and purchases of goods by the Company; and

(c)         all assets and liabilities of the Company.

63.2       Such records of account shall be kept at the Registered Office, or subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

64.         Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

Annex G-25

KYIVSTAR GROUP LTD.

ARTICLE XV
AUDITS

65.         Annual Audit

The accounts of the Company shall be audited at least once in every year.

66.         Appointment of Auditor

66.1       Subject to the Act, at the annual general meeting or at a subsequent special general meeting in each year, the Shareholders shall appoint one or more Auditors to hold office until the close of the next annual general meeting. In the absence of an Auditor appointment by Shareholders, the Board may appoint an Auditor to hold office until the next general meeting of the Company.

66.2       No Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

67.         Financial Statements

Subject to any rights to waive laying of accounts pursuant to the Act, financial statements as required by the Act shall be laid before the Shareholders in general meeting.

68.         Distribution of Auditor’s Report

The report of the Auditor shall be submitted to the Shareholders in general meeting.

ARTICLE XVI
VOLUNTARY WINDING-UP AND DISSOLUTION

69.         Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Shareholders, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholders shall be compelled to accept any shares or other securities or assets whereon there is any liability.

Annex G-26

Annex H

March 18, 2025

Board of Directors of Cohen Circle Acquisition Corp. I
2929 Arch Street
Suite 1703
Philadelphia, PA 19104

Dear Members of the Board of Directors:

We understand that Cohen Circle Acquisition Corp. I, a Cayman Islands company (“Cohen Circle”), proposes to enter into a transaction (the “Transaction”) pursuant to a Business Combination Agreement, dated March 18, 2025 (the “Business Combination Agreement”), by and among VEON Amsterdam B.V. (the “Seller”), VEON Holdings B.V. (the “Company”), Kyivstar Group Ltd. (“New PubCo”), Varna Merger Sub Corp. (“Merger Sub”), and Cohen Circle under which Cohen Circle will merge with and into Merger Sub, with Cohen Circle continuing as the surviving entity. Cohen Circle will be a wholly owned subsidiary of New PubCo. The shareholders of Cohen Circle and Seller will each receive New PubCo Ordinary Shares in the Transaction. We have been advised that the Transaction includes JSC Kyivstar and its subsidiaries LLC Kyivstar. Tech, Helsi Ukraine Limited Liability Company and Limited Liability Company Lan Trace, and excludes all other assets in Ukraine owned by the VEON Group, including UkraineTower Company. “Merger Consideration” means the Seller Share Consideration Number times $10.35, which is the price we assumed, with your permission, for the Cohen Circle Class A ordinary shares less the cash held by Cohen Circle. You have advised us that the Merger Consideration will be approximately $2.026 billion.

The terms of the Transaction are more fully set forth in the Business Combination Agreement and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Business Combination Agreement.

You have requested our opinion as to (i) the fairness, from a financial point of view, to Cohen Circle of the consideration paid by Cohen Circle to the equityholders of the Company pursuant to the Business Combination Agreement, and (ii) whether the Company has an aggregate fair market value equal to at least 80 percent of the balance of funds in Cohen Circle’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80 percent test) (each an “Opinion” and, together, the “Opinions”).

In connection with our review of the Transaction and in arriving at our Opinions, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

1.    a draft of the Business Combination Agreement, dated March 14, 2025;

2.    certain documents filed by Cohen Circle with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-1 initially filed September 20, 2024, and amendments thereto, and the related Rule 424(b)(4) final prospectus filed with the SEC on October 11, 2024;

3.    the Quarterly Report on Form 10-Q, and other reports filed by Cohen Circle with the SEC pursuant to the U.S. Securities Exchange Act of 1934;

4.    the Company’s financial statements for the calendar years ended December 31, 2021, 2022, and 2023;

5.    the Company’s draft, unaudited financial statements for the calendar year ended December 31, 2024;

6.    certain non-public financial and business information provided to us by management of Cohen Circle, the Company, and their respective advisors;

7.    certain internal financial information, estimates, and financial and operations forecasts for the Company, prepared by the management of the Company or Cohen Circle;

8.    certain press releases issued by Cohen Circle and the Company;

Annex H-1

9.    certain industry and research reports; and

10.  the reported historical price and trading activity for the securities of Cohen Circle, compared to certain financial stock market information for Cohen Circle with certain other publicly traded companies, and reviewed the financial terms of certain recent business combinations, and other studies and analyses we deemed appropriate.

We have spoken with certain members of the respective management teams of Cohen Circle and the Company and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction, and related matters. We participated in financial and business diligence calls with executive management of Cohen Circle and the Company, regarding, among other things, the business and financial results of the Company, and the Transaction structure and background. We have also compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed to be relevant. In addition, we have conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our Opinions.

With your consent, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility to independently verify such data, material, and other information. We have relied upon Cohen Circle to advise us promptly if any information provided became inaccurate or had to be updated during the period of our review. If the foregoing assumptions are inaccurate, our Opinions could be materially affected. Cohen Circle does not publicly disclose internal financial information of the type provided to us in connection with our review of the Transaction. As a result, such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Cohen Circle or the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or our Opinions, and there is no information or any facts that would make the information reviewed by us incomplete or misleading.

We have assumed, with your consent, that there will be cash redemptions paid to existing Cohen Circle stockholders from Cohen Circle’s trust account equal to 0% of the value of the trust account. We have assumed that the final form of the Business Combination Agreement will be substantially similar to the draft we reviewed, dated March 14, 2025 without modification of material terms or conditions. We have assumed that the Transaction will be consummated under the terms of the Business Combination Agreement without material amendments or waivers of any material terms, conditions, or obligations thereunder. We have relied upon and assumed, without independent verification, that (a) the representations and warranties of the parties to the Business Combination Agreement and all other related documents and instruments referred to therein are true and correct, (b) each party to the Business Combination Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party and (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof. In arriving at our Opinions, we have assumed, with your consent, all the regulatory approvals and consents required for the Transaction to be consummated pursuant to the terms of the Business Combination Agreement will be obtained in a manner that will not adversely affect Cohen Circle or the Company or materially alter the terms of the Transaction.

For purposes of our financial analyses and our Opinions, with your consent, we (i) did not perform any financial analyses to evaluate the value of Cohen Circle or to derive valuation references ranges for any shares of Cohen Circle for purposes of comparison with the Merger Consideration or otherwise, and (ii) have assumed that the value of each share of Cohen Circle Class A ordinary shares, par value $0.0001 per share is equal to $10.35 per share.

In arriving at our Opinions, we have performed no appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of the Company, including any intellectual property for which the Company might receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. In arriving at the Opinions, we have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company or their affiliates is a party or may be subject and at the Company’s direction and with its consent, in arriving at our Opinions, we have made no assumption about and therefore have not considered, the possible assertion of claims, outcomes, damages, or recoveries arising out of any such matters.

Annex H-2

None of the companies or transactions we may have used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, our analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies or transactions. We also have considered no potential judicial, legislative, or regulatory changes pending or being considered or that may be adopted by any judicial, governmental, or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

The Opinions are based upon the financial, market, economic, and other conditions that exist on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial, and stock markets have from time-to-time experienced unusual volatility, and we express no opinion or view as to any potential effects of such volatility on the Transaction and the Opinions do not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic on the Transaction, Cohen Circle, or the Company. Subsequent developments may affect the assumptions underlying the Opinions and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions that may come or be brought to our attention after the date of the Opinions. We have not undertaken to reaffirm or revise the Opinions or otherwise comment upon any events after the date hereof and have no obligation to update, revise or reaffirm the Opinions.

The Company is based in and operates in Ukraine, which has been engaged in an ongoing military conflict with Russia since February 2022. With your consent, our analyses and opinions do not account for the potential impacts of this conflict or the implications of being based in or operating in Ukraine. The situation remains fluid and may have significant implications, including materially adverse effects on the results of operations, for companies like the Company, as well as broader market and economic impacts. With your consent, we did not apply any conflict- or geography-related discounts in our analyses, nor did we select public companies or precedent transactions for our analyses based on conflict or geographic considerations.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. Our research analysts may hold opinions, make statements or recommendations, or publish research reports regarding the Company or the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

The Opinions are furnished under our engagement letter dated February 25, 2025 (the “Engagement Letter”) and are directed to the Board of Directors of Cohen Circle (the “Board”) in connection with its consideration of the Transaction. The Opinions are furnished solely to be used by the Board as only one input to consider in its process of analyzing the Transaction and is not intended to be and does not constitute a recommendation to any member of the Board or any stockholder of Cohen Circle as to how such director or stockholder should act or vote regarding the Transaction or any other matter. Notwithstanding the foregoing, the Board may rely upon the Opinions. The Opinions delivered to the Board are subject to the conditions, scope of engagement, limitations, and understandings in this letter and in the Engagement Letter.

The Opinions address solely the fairness, from a financial point of view, to Cohen Circle of the consideration paid by Cohen Circle to the equityholders of the Company pursuant to the Business Combination Agreement and the aggregate fair market value of the Company. We were not requested to opine as to, and the Opinions do not address, the basic business decision of the Board, Cohen Circle, or its stockholders to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Cohen Circle or any other party or the effect of any other transaction in which Cohen Circle or any other party might engage. We express no opinion as to the amount, nature or fairness of any consideration or compensation to be received in or because of the Transaction by securityholders, officers, directors, or employees of the Company, or any other class of such persons, or relative to or in comparison with the consideration to be paid by Cohen Circle to the equityholders of the Company pursuant to the Business Combination Agreement. We have not been asked to consider, and the Opinions do not address, the solvency or viability of Cohen Circle to pay its obligations when they come due. We are not rendering any financial, legal, accounting, or other advice and understand that Cohen Circle is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction.

We have not been requested to, and did not, (i) participate in negotiations regarding the Business Combination Agreement, (ii) solicit any expressions of interest from any other parties regarding any business combination with Cohen Circle or any other alternative transaction or (iii) advise the Board or any other party regarding alternatives to

Annex H-3

the Transaction. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Transaction, or to provide services other than the delivery of the Opinions. In the ordinary course of our business, we and our affiliates may actively trade securities of Cohen Circle for our own account or the account of our customers and, accordingly, we may hold a long or short position in such securities. We may seek to be engaged for compensation in the future to perform investment banking services for Cohen Circle or its founders, other parties to the Transaction, or the Company and certain of its affiliates.

We, as a customary part of our investment banking business, are continually engaged in performing financial analyses regarding businesses and their securities in connection with acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and other transactions and for estate, corporate and other purposes. We have been engaged by the Board to render the Opinions and will receive a fee for rendering the Opinions. In addition, Cohen Circle has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to providing the Opinions.

On February 25, 2025, we entered into the Engagement Letter, to provide services with respect to rendering an opinion in connection with the Transaction. We received a portion of the fees payable to us under the Engagement Letter in cash upon its execution, will receive an additional portion of the fees payable to us under the Engagement Letter in cash upon delivery of this letter, and will receive the remaining portion of the fees upon the closing of the Transaction.

Preparing a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and applying those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinions, we attributed no particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Opinions. The conclusion reached by us, therefore, is based on applying our own experience and judgment to all analyses and factors considered by us. The Opinions were reviewed and approved by the Northland Securities Fairness Opinion Committee.

Other than as required by applicable law, this letter and the Opinions may not be published, disclosed, or otherwise used, nor may any public references to us be made, without our prior written approval. This letter and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by Cohen Circle with the SEC and delivered to the holders of Cohen Circle’s securities in connection with the Transaction. However, no reference to this letter or the Opinions in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinions, which consent will not be unreasonably withheld, conditioned, or delayed. By execution of this letter, we hereby consent to the inclusion of this letter as an annex to the proxy statement relating to the Transaction and to the references to us and such letter therein.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, (i) the consideration to be paid by Cohen Circle to the equityholders of the Company pursuant to the Business Combination Agreement is fair, from a financial point of view, to Cohen Circle, and (ii) the Company has an aggregate fair market value equal to at least 80 percent of the balance of funds in Cohen Circle’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80 percent test).

Sincerely,

Northland Securities, Inc.
By:	/s/ Jeff Peterson

Annex H-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Cohen Circle Articles provided for indemnification of Cohen Circle’s officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

Cohen Circle has entered into agreements with Cohen Circle’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Cohen Circle Articles. Cohen Circle has purchased a policy of directors’ and officers’ liability insurance that insures Cohen Circle’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Cohen Circle against Cohen Circle’s obligations to indemnify Cohen Circle’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Cohen Circle has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the completion of this offering, Kyivstar Group Ltd. expects to enter into indemnification agreements with each of its directors that will indemnify such persons to the maximum extent permitted by applicable law against all losses suffered or incurred by them including, among other things, those that arise out of or in connection with his or her appointment as a director, an act done, concurred in or omitted to be done by such person in connection with such person’s performance of his or her functions as a director, or an official investigation, examination or other proceedings ordered or commissioned in connection with the affairs of the company of which he or she is serving as a director at the request of the indemnifying company. Kyivstar Group Ltd. expects that these indemnification agreements will provide the directors with contractual rights to indemnification and expense advancement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1*+

Business Combination Agreement, dated as of March 18, 2025, Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp. (included as Annex A to this proxy statement/prospectus)

2.2*	Plan of Merger (included as Annex F to this proxy statement/prospectus)
2.3*+	Demerger Proposal regarding VEON Holdings B.V.
3.1*	Certificate of Incorporation and Memorandum of Association of Kyivstar Group Ltd.
3.2*	Bye-Laws of Kyivstar Group Ltd. (in effect prior to Closing)
3.3*	Form of Bye-Laws of Kyivstar Group Ltd. (included as Annex G to this proxy statement/prospectus)
4.1**	Form of specimen common share certificate of Kyivstar Group Ltd.
4.2**	Form of specimen warrant certificate of Kyivstar Group Ltd.
4.3*	Warrant Agreement, dated October 10, 2024, by and between Continental Stock Transfer & Trust Company and Cohen Circle Acquisition Corp. I
4.4**	Assignment and Assumption and Amendment and Restatement of Warrant Agreement, by and between Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd. and Continental Stock Transfer & Trust Company
5.1**	Opinion of Wakefield Quin Limited as to validity of common shares of Kyivstar Group Ltd.
5.2**	Opinion of Latham & Watkins LLP as to validity of warrants of Kyivstar Group Ltd.
10.1*+

SPAC Support Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and Kyivstar Group Ltd. (included as Annex B to this proxy statement/prospectus)

10.2*+

Sponsor Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and VEON Amsterdam B.V. (included as Annex C to this proxy statement/prospectus)

Exhibit Number	Description
10.3*+

Seller Lock-up Agreement, dated as of March 18, 2025, by and among Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, and VEON Amsterdam B.V. (included as Annex D to this proxy statement prospectus)

10.4**	Form of Registration Rights Agreement (included as Annex E to this proxy statement/prospectus)
10.5*	Form of Seller Loan Note, by and between Kyivstar Group Ltd. and VEON Amsterdam B.V.
10.6*	Loan Commitment dated October 10, 2024, between Cohen Circle Acquisition Corp. I and Cohen Circle Sponsor I, LLC
10.7**	Form of Indemnification Agreements with Directors
10.8*+	Master Lease Agreement, dated as of August 25, 2021, by and among JSC Kyivstar and Ukraine Tower Company LLC (English-language translation)
10.9*+	Framework Agreement for Sale and Purchase of Equipment, dated as of August 20, 2021, by and among JSC Kyivstar and Ukraine Tower Company LLC (English-language translation)
21.1*	List of subsidiaries of Kyivstar Group Ltd.
23.1*	Consent of UHY LLP (as independent registered public accountant to VEON Holdings B.V.)
23.2*	Consent of UHY LLP (as independent registered public accountant to Kyivstar Group Ltd.)
23.3*	Consent of WithumSmith+Brown, PC
23.4**	Consent of Wakefield Quin Limited (included in Exhibit 5.1)
23.5**	Consent of Latham & Watkins (London) LLP (included in Exhibit 5.2)
24.1**	Power of Attorney
99.1**	Form of Proxy Card
99.2*	Consent of Betsy Z. Cohen to be Named as a Director Nominee
99.3*	Consent of Augie K. Fabela II to be Named as a Director Nominee
99.4*	Consent of Rt Hon Sir Brandon Lewis CBE to be Named as a Director Nominee
99.5*	Consent of Burak Ozer to be Named as a Director Nominee
99.6*	Consent of Duncan Perry to be Named as a Director Nominee
99.7*	Consent of Michael R. Pompeo to be Named as a Director Nominee
99.8*	Consent of Dmytro Shymkiv to be Named as a Director Nominee
99.9*	Consent of Michiel Soeting to be Named as a Director Nominee
107*	Filing Fee Table

____________

#        Previously filed

*        Filed herewith

**      To be filed by amendment

+        Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 5, 2025.

Kyivstar Group Ltd.
By:	/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date
/s/ Kaan Terzioğlu	Executive Chairman and Sole Director	June 5, 2025
Kaan Terzioğlu	(Principal Executive Officer)
/s/ Boris Dolgushin	Chief Financial Officer	June 5, 2025
Boris Dolgushin	(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 5, 2025.

VEON Holdings B.V.
By:	/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Director

By:	/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date
/s/ Kaan Terzioğlu	Director	June 5, 2025
Kaan Terzioğlu	(Principal Executive Officer)
/s/ Maciej Wojtaszek	Director	June 5, 2025
Maciej Wojtaszek	(Principal Financial Officer and Principal Accounting Officer)

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of America, has signed this Registration Statement in New York City, New York on June 5, 2025.

Authorized U.S. Representative — Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.